AltaGas



Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

March 22, 2010


SEC MAIL PROCESSING
RECEIVED
MAR 25 2010
WASH, D.C.
200
SECTION

SUPPL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Brad Mattson
Vice President and Corporate Controller

enclosures

dlg 3/29



NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES $200 MILLION MEDIUM-TERM NOTE OFFERING

Calgary, Alberta (March 22, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has agreed to issue $200 million of senior unsecured medium term notes. The notes carry a coupon rate of 5.49 percent and mature on March 27, 2017.

The offering is being made through a syndicate of investment dealers co-led by RBC Capital Markets and Scotia Capital Inc. under AltaGas' Short Form Base Shelf Prospectus dated June 5, 2009 and Prospectus Supplement dated June 22, 2009.

The unsecured medium-term notes are rated BBB by both Standard & Poor's Rating Services and DBRS Limited.

The net proceeds from the offering will be used to pay down existing bank indebtedness and for general corporate purposes.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca



NEWS RELEASE



ALTAGAS ANNOUNCES EXTENSION OF TAKE-OVER BID FOR LANDIS ENERGY CORPORATION AND TAKE UP OF DEPOSITED SHARES

Calgary, Alberta (March 10, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) is pleased to announce that 24,426,172 Landis Energy Corporation (Landis) (TSXV: LIS) common shares, which represent approximately 88.4 percent of the outstanding shares on a fully diluted basis, have been tendered to the offer dated February 2, 2010 (the Offer) made by AltaGas Ltd. (the Offeror), an indirect wholly-owned subsidiary of AltaGas. AltaGas Ltd. has now taken up all such shares that were validly tendered to the Offer and not withdrawn.

AltaGas is also pleased to announce that the expiry date for the Offer has been extended until March 22, 2010. The Offer is now open for acceptance until 5:00 p.m. on March 22, 2010, unless withdrawn or further extended. A notice announcing the extension of the Offer will be mailed to Landis shareholders on March 11, 2010. The notice will also be available for review on SEDAR at www.sedar.com.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

Not for distribution to U.S. newswire services or for dissemination in the United States.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

FIRST AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of November 29, 2007.

AMONG:

ALTAGAS UTILITY GROUP INC., a corporation subsisting under the laws of Canada having an office in Calgary, Alberta

OF THE FIRST PART

-and-

Each of the financial institutions named on the signature pages hereto as Lender and each other financial institution which becomes a party to this Agreement as a Lender, in their respective capacities as Lenders

OF THE SECOND PART

-and-

ROYAL BANK OF CANADA, a Canadian chartered bank, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower, the Agent and the Lenders entered into the Credit Agreement; and

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement and to increase the Lenders' Commitments as hereinafter set forth.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) **"Agreement"** means this agreement, as amended, modified, supplemented or restated from time to time;



(ii) **"Credit Agreement"** means the credit agreement made as of November 17, 2005 among the Borrower, the Lenders and the Agent; and

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Credit Agreement or in Section 2.1 of this Agreement, as applicable.

1.2 Headings and Titles

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this First Amending Agreement.

ARTICLE 2
AMENDMENTS

2.1 Amendments to Definitions

(a) The definition of **"Maturity Date"** in Section 1.1 of the Credit Agreement is hereby amended by deleting the reference to "November 17, 2008" and replacing same with "November 17, 2010".

(b) The definition of **"Total Commitment"** in Section 1.1 of the Credit Agreement is hereby amended by deleting the reference to "Cdn $100,000,000" and replacing same with " Cdn $130,000,000".

2.2 Amendment to Financial Covenant

Section 9.3 of the Credit Agreement is hereby amended by deleting the reference to "65%" and replacing same with "67.5%".

2.3 Amendment to Lenders' Commitments

In connection with the increase in the Total Commitment described above, each Lender's Commitment is increased on a pro rata basis to the amount reflected on the signature pages hereto, and the Commitment amounts reflected on the signature pages to the original Credit Agreement are amended accordingly.

ARTICLE 3
CONDITIONS PRECEDENT

3.1 Conditions Precedent

This Agreement and the amendments hereunder shall become effective when each of the following conditions precedent are satisfied or waived by all Lenders hereunder:

(a) the Agent shall have received, in sufficient numbers for distribution to itself and each of the Lenders, the following:

(i) a duly executed copy of this Agreement;

(ii) a certificate of status in respect of the Borrower under the laws of its jurisdiction of formation;

(iii) a certificate of a senior officer of the Borrower certifying (A) any amendments to the constating documents of the Borrower (or certifying that no changes have been made thereto since the last version provided to the Agent); (B) a copy of the resolutions of the board of directors of the Borrower authorizing the execution, delivery and performance of this Agreement; (C) specimen signatures for the individuals executing this Agreement and related documents on behalf of the Borrower; (D) that no Default or Event of Default shall have occurred and be continuing or will result from this Agreement; and (E) that as of the date hereof, all of the representations and warranties in Section 2.1 of the Credit Agreement (except those expressly limited to the Closing Date) and in Section 4.1 hereof are true and correct;

(iv) an opinion of Stikeman Elliott LLP, counsel to the Borrower, addressed to the Agent, each Lender and Macleod Dixon LLP, in form and substance satisfactory to the Lenders, acting reasonably; and

(v) such other closing documents and documentation which the Agent may reasonably request; and

(b) the Agent shall have received payment or satisfactory assurances of payment of all fees payable by the Borrower in connection with this Agreement as reflected in the Borrower's letter to the Agent dated November 7, 2007.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties

The Borrower hereby represents and warrants to the Agent and the Lenders as follows:



(a) the Borrower is a corporation, duly formed and validly existing under the laws of its jurisdiction of its formation;

(b) the execution, delivery and performance by the Borrower of this Agreement will not:

(i) violate any provisions of any applicable law or its constating or governing documents, or any agreement, deed, undertaking or instrument to which it is a party or by which it or its assets are bound except to the extent that any such violation does not have a Material Adverse Effect; or

(ii) require any Governmental Approval;

(c) this Agreement, and the Credit Agreement as amended by this Agreement, constitute legal, valid and binding obligations of the Borrower and are enforceable against the Borrower in accordance with their respective terms subject to the exceptions referred to in the opinion of counsel to the Borrower delivered on the Closing Date in connection with the Credit Agreement; and

(d) no Default or Event of Default has occurred and is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or Lenders' counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 5
MISCELLANEOUS

5.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Loan Documents are hereby ratified and confirmed as being in full force and effect. This First Amending Agreement shall be a "Loan Document" under the Credit Agreement.

5.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Loan Documents, constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Loan Documents.



5.3 Further Assurances

Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

5.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.5 Time of the Essence

Time shall be of the essence of this Agreement.

5.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

signature pages follow



IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMMITMENTS AND ADDRESS FOR NOTICE

Borrower:

2100, 355 - 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attn: Chief Financial Officer
Telecopier: (403) 508-7258

ALTAGAS UTILITY GROUP INC.



Per: ______________________
Name: Dimitrios Leonidas
Title: CFO & Corporate Secretary

Per: ______________________
Name:
Title:

Lenders

11th Floor, 888 - 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attn: Tom Oberaigner
Telecopier: (403) 292-3234

Commitment: **Cdn. $36,400,000**

ROYAL BANK OF CANADA

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

2200, 333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

Attn: Director

Telecopier: (403) 515-3650

Commitment: **Cdn. $31,200,000**

BANK OF MONTREAL

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, AB T2P 2N7

Attn: Director

Telecopier: (403) 221-6497

Commitment: **Cdn. $31,200,000**

THE BANK OF NOVA SCOTIA

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMMITMENTS AND ADDRESS FOR NOTICE	
Borrower:	**ALTAGAS UTILITY GROUP INC.**
1700, 355 – 4th Avenue S.W. Calgary, Alberta T2P 0J1	Per: ____________ Name: Title:
Attn: Chief Financial Officer Telecopier: (403) 508-7258	Per: ____________ Name: Title:
Lenders	
11th Floor, 888 - 3rd Street S.W. Calgary, Alberta T2P 5C5	**ROYAL BANK OF CANADA**  Per: ____________ Name: Tom J. Oberaigner Title: Authorized Signatory
Attn: Tom Oberaigner Telecopier: (403) 292-3234 Commitment: **Cdn. $36,400,000**	Per: ____________ Name: Title:
2200, 333 - 7th Avenue S.W. Calgary, AB T2P 2Z1 Attn: Director Telecopier: (403) 515-3650	**BANK OF MONTREAL** Per: ____________ Name: Title:
Commitment: **Cdn. $31,200,000**	Per: ____________ Name: Title:
Corporate Energy Banking 700 - 2nd Street S.W., Suite 2000 Calgary, AB T2P 2N7 Attn: Director	**THE BANK OF NOVA SCOTIA** Per: ____________ Name: Title:
Telecopier: (403) 221-6497 Commitment: **Cdn. $31,200,000**	Per: ____________ Name: Title:

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMMITMENTS AND ADDRESS FOR NOTICE

Borrower:

1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attn: Chief Financial Officer
Telecopier: (403) 508-7258

ALTAGAS UTILITY GROUP INC.

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

Lenders

11th Floor, 888 - 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attn: Tom Oberaigner
Telecopier: (403) 292-3234

Commitment: **Cdn. $36,400,000**

ROYAL BANK OF CANADA

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

2200, 333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

Attn: Director

Telecopier: (403) 515-3650

Commitment: **Cdn. $31,200,000**

BANK OF MONTREAL



Per: ______________________
Name: R. P. Heinrichs
Title: Director



Per:
Name: CAROL MCDONALD
Title: ASSOCIATE

Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, AB T2P 2N7

Attn: Director

Telecopier: (403) 221-6497

Commitment: **Cdn. $31,200,000**

THE BANK OF NOVA SCOTIA

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMMITMENTS AND ADDRESS FOR NOTICE

Borrower:

1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attn: Chief Financial Officer
Telecopier: (403) 508-7258

ALTAGAS UTILITY GROUP INC.

Per: ________________
Name:
Title:

Per: ________________
Name:
Title:

Lenders

11th Floor, 888 - 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attn: Tom Oberaigner
Telecopier: (403) 292-3234

Commitment: **Cdn. $36,400,000**

ROYAL BANK OF CANADA

Per: ________________
Name:
Title:

Per: ________________
Name:
Title:

2200, 333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

Attn: Director

Telecopier: (403) 515-3650

Commitment: **Cdn. $31,200,000**

BANK OF MONTREAL

Per: ________________
Name:
Title:

Per: ________________
Name:
Title:

700 - 2nd Street S.W., Suite 2000
Calgary, AB T2P 2W1

Attn: Director

Telecopier: (403) 221-6497

Commitment: **Cdn. $31,200,000**

THE BANK OF NOVA SCOTIA



Per: ________________
Name: Angela Becker
Title: Associate Director



Per: ________________
Name: Stacey Strike
Title: Director

SEC File # 82-3491

Corporate & Investment Banking
Suite 2802, TransCanada Tower
450 1st Street S.W.
Calgary, AB T2P 5H1

Attn: Manager

Telecopier: (403) 265-0543

Commitment: **Cdn. $31,200,000**

NATIONAL BANK OF CANADA

Per: [signature]
Name: S NIEDERMAIER
Title:

Per: [signature]
Name:
Title: Doug Ruzicki
Senior Manager, Corporate Banking

Agent:

Royal Bank of Canada
Agency Services Group
Royal Bank Plaza
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario
M5J 2W7

Attn: Manager, Agency
Telecopier: (416) 842-4023

ROYAL BANK OF CANADA, as Agent

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

SEC File # 82-34911

Corporate & Investment Banking
Suite 2802, TransCanada Tower
450 1st Street S.W.
Calgary, AB T2P 5H1

Attn: Manager

Telecopier: (403) 265-0543

Commitment: **Cdn. $31,200,000**

NATIONAL BANK OF CANADA

Per: __________________
Name:
Title:

Per: __________________
Name:
Title:

Agent:

Royal Bank of Canada
Agency Services Group
Royal Bank Plaza
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario
M5J 2W7

Attn: Manager, Agency
Telecopier: (416) 842-4023

ROYAL BANK OF CANADA, as Agent

Per: Yvonne [signature]
Name: Yvonne Brazier
Title: Manager, Agency

Per: __________________
Name:
Title:

197254\1033689.v3

SEC File # 82-34911

UP TO CDN $100,000,000
EXTENDIBLE REVOLVING CREDIT FACILITY

CREDIT AGREEMENT

---

among

ALTAGAS UTILITY GROUP INC.

(as Borrower)

and

CERTAIN FINANCIAL INSTITUTIONS

(as Lenders)

and

ROYAL BANK OF CANADA

(as Agent)

678495.v7

SEC File # 82-3491

TABLE OF CONTENTS

		Page
ARTICLE I	INTERPRETATION	1
1.1	Definitions	1
1.2	Headings and Table of Contents	23
1.3	References	23
1.4	Rules of Interpretation	23
1.5	Generally Accepted Accounting Principles	24
1.6	Time	24
1.7	Payment for Value	24
1.8	Monetary References	24
1.9	Waivers	24
1.10	Schedules	25
ARTICLE II	REPRESENTATIONS AND WARRANTIES	25
2.1	Representations and Warranties	25
2.2	Deemed Representation and Warranty	28
ARTICLE III	THE CREDIT FACILITY	28
3.1	Obligations of Each Lender	28
3.2	Purpose	29
3.3	Takeover	29
3.4	Drawdowns	30
3.5	Conditions Applicable to Bankers' Acceptances	31
3.6	Agent's Duties re Bankers' Acceptances	35
3.7	Conditions Applicable to Documentary Credits	37
3.8	Notice of Repayment	43
3.9	Pro Rata Treatment of Borrowings	43
3.10	Conversions	44
3.11	Rollovers	44
3.12	Notices Irrevocable	44
3.13	Extension of Maturity Date	45
ARTICLE IV	[INTENTIONALLY DELETED]	47
ARTICLE V	REPAYMENT AND PREPAYMENT	47
5.1	Optional Repayment Without Reduction of Commitment	47
5.2	Mandatory Repayment on Maturity Date	47
5.3	Cancellation of Commitment and Prepayment	47
5.4	Cancellation of a Lender's Commitment	48
5.5	Early Repayment of Bankers' Acceptances	49
5.6	Early Repayment of Libor Loans	49
5.7	Evidence of Indebtedness	49
5.8	Currency Excess	49
ARTICLE VI	PAYMENT OF INTEREST AND FEES	50
6.1	Interest on Prime Loans	50
6.2	Interest on USBR Loans	50

TABLE OF CONTENTS
(continued)

		Page
6.3	Interest on Libor Loans	51
6.4	BA Acceptance Fee	51
6.5	Documentary Credit Fees	51
6.6	Interest on Overdue Amounts	52
6.7	Standby Fees	52
6.8	Utilization Fee	52
6.9	Agent's Fees	53
6.10	Maximum Rate Permitted by Law	53
6.11	Nominal Rates	53
6.12	Waiver	53
6.13	Margin Changes; Adjustments for Margin Changes	54
6.14	Interest Act	55
ARTICLE VII	PAYMENT AND TAXES	55
7.1	Time, Place and Currency of Payment	55
7.2	Application of Payments Prior to an Event of Default	55
7.3	Taxes	56
ARTICLE VIII	CONDITIONS PRECEDENT TO DISBURSEMENT OF THE BORROWINGS	56
8.1	Conditions Precedent to Initial Borrowing	56
8.2	Continuing Conditions Precedent	58
8.3	Waiver of a Condition Precedent	58
ARTICLE IX	COVENANTS OF THE BORROWER	59
9.1	Positive Covenants of the Borrower	59
9.2	Negative Covenants of the Borrower	62
9.3	Financial Covenant	66
9.4	Delivery and Release of Subsidiary Guarantees	67
ARTICLE X	EVENTS OF DEFAULT	67
10.1	Events of Default	67
10.2	Acceleration and Demand	69
10.3	Waiver of Default	70
10.4	Application of Monies Following Demand and Acceleration	70
10.5	Remedies Cumulative	71
10.6	Set Off	71
10.7	Cash Collateral Accounts	72
10.8	Lenders May Perform Covenants	72
ARTICLE XI	EXPENSES AND INDEMNITIES	72
11.1	Reimbursement of Expenses and Indemnity	72
11.2	Increased Cost	73
11.3	Illegality	74
11.4	General and Environmental Indemnity	74

TABLE OF CONTENTS
(continued)

		Page
ARTICLE XII	THE AGENT AND THE LENDERS	75
12.1	Authorization of Agent	75
12.2	Responsibility of Agent	76
12.3	Acknowledgment of Lenders	76
12.4	Rights and Obligations of Each Lender	76
12.5	Determinations by Lenders	77
12.6	Notices between the Lenders, the Agent and the Borrower	77
12.7	Agent's Duty to Deliver Documents Obtained from the Borrower	77
12.8	Arrangements for Borrowings	77
12.9	Arrangements for Repayment of Borrowings	78
12.10	Repayment by the Lenders to Agent	79
12.11	Adjustments Among Lenders	80
12.12	Lenders' Consents to Waivers, Amendments, etc	80
12.13	Reimbursement of Agent's Expenses	81
12.14	Reliance by Agent on Notices, etc	82
12.15	Relations with Borrower	82
12.16	Successor Agent	82
12.17	Amendment of this Article 12	83
12.18	Dealing with Agent	83
12.19	Indemnity of Agent	84
ARTICLE XIII	SUCCESSORS AND ASSIGNS	84
13.1	Successors and Assigns	84
13.2	Exchange and Confidentiality of Information	85
13.3	Judgment Currency	86
ARTICLE XIV	MISCELLANEOUS	87
14.1	Severability	87
14.2	Survival of Undertakings	87
14.3	Failure to Act	87
14.4	Amendments	87
14.5	Notice	87
14.6	Further Assurances	88
14.7	Governing Law	88
14.8	Whole Agreement	88
14.9	Term of Agreement	88
14.10	Time of Essence	88
14.11	Counterpart Execution	88

CREDIT AGREEMENT

THIS CREDIT AGREEMENT made as of November 17, 2005.

AMONG:

ALTAGAS UTILITY GROUP INC., a corporation subsisting under the laws of Canada, having an office in Calgary, Alberta

OF THE FIRST PART

\- and -

Each of the financial institutions named on the signature pages hereto as Lender and each other financial institution which becomes a party to this Agreement as a Lender, in their respective capacities as Lenders

OF THE SECOND PART

\- and -

ROYAL BANK OF CANADA, a Canadian chartered bank, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower has requested, and the Lenders have agreed to establish an extendible revolving credit facility on the terms and conditions set forth in this Agreement;

NOW THEREFORE the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

1.1 Definitions

In this Agreement and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"**Acceleration Notice**" has the meaning given to it in Section 10.2;

"**Accelerated Indebtedness**" has the meaning given to it in subsection 10.2(b);

"**Accounts**" means the accounts and records established by the Agent pursuant to Section 5.7 to record the Borrower's liability to each of the Lenders in respect of the Borrowings and other amounts outstanding by the Borrower to each of the Lenders hereunder;

"**Additional Compensation**" has the meaning given to it in Section 11.2;

"**Affected Lender**" has the meaning given to it in Section 5.4;

"**Affiliate**" means any Person which, directly or indirectly, controls, is controlled by or is under common control with any Lender; and, for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or by contract or otherwise;

"**Agent**" means the Royal when acting in its capacity as agent hereunder and includes any successor agent appointed pursuant to Section 12.16;

"**Agent's Accounts for Payments**" means the following accounts maintained by the Agent at its Toronto, Ontario main branch, to which payments and transfers are to be effected as follows, or such other places or accounts as may be agreed upon by the Agent and the Borrower from time to time and notified in writing to the Lenders:

CDN$
Royal Bank of Canada
Swift Address: ROYCCAT2
Favour: /00002-266-760-8
RBCCM Agency Services,
Toronto, Ontario
Ref: AltaGas Utility Group Inc.

US$
JPMorgan Chase Bank, New York, New York
ABA 021000021, Swift code: CHASUS33
Swift Address: ROYCCAT2
Beneficiary: Favour: /00002-408-919-9
RBCCM Agency Services,
Toronto, Ontario
Ref: AltaGas Utility Group Inc.

"**Agent's Branch of Account**" means the following office of the Agent or such other office or branch of the Agent in Canada as the Agent may from time to time advise the Borrower and the Lenders in writing:

Royal Bank of Canada
Agency Services Group
Royal Bank Plaza
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario
M5J 2W7
Fax: (416) 842-4023

"**Agreement**" and "**Credit Agreement**" means this Credit Agreement and includes all Schedules attached hereto;

"**AltaGas**" means AltaGas Utilities Inc., a corporation subsisting under the laws of Canada, and its successors and permitted assigns;

"**applicable laws**" or "**applicable law**" means, in relation to any Person, transaction or event:

(a) all applicable provisions of laws, statutes, rules and regulations from time to time in effect; and

(b) all Governmental Authorizations to which the Person is a party or by which it or its property is bound or having application to the transaction or event;

"**Applicable Lender**" has the meaning given to it in subsection 3.7(a);

"**Applicable Percentage**" has the meaning given to it in subsection 3.7(d);

"**BA Acceptance Fee**" means, with respect to a Bankers' Acceptance issued by the Borrower and accepted by a Lender, the acceptance fees payable by the Borrower in respect thereof pursuant to Section 6.4;

"**BA Equivalent Advance**" means an advance made in Canadian Dollars by a Non-Acceptance Lender as part of a Borrowing by way of Bankers Acceptances;

"**BA Reference Lenders**" means, if there is only one Lender which is a Schedule II Bank or Schedule III Bank, such Lender and, if there is more than one Lender which is a Schedule II Bank or Schedule III Bank, any two of such Lenders as selected from time to time by the Agent with the consent of the Borrower, such consent not to be unreasonably withheld;

"**Bankers' Acceptances**" means bankers' acceptances denominated in Canadian Dollars which have been made available by the Lenders to the Borrower by the acceptance by such Lenders at the request of the Borrower pursuant to Section 3.4, 3.10, or 3.11;

"**basis point**" or "**bp**" means one hundredth of one percent (0.01%);

"**Borrower**" means AltaGas Utility Group Inc., a corporation subsisting under the laws of Canada, having its principal office in Calgary, Alberta and its successors and permitted assigns;

"**Borrower's Accounts**" means the Borrower's accounts maintained by the Agent as a Lender at its Calgary main branch, the particulars of which shall have been notified to the Agent by the Borrower;

"**Borrowing**" means a borrowing by the Borrower by way of Prime Loans, USBR Loans or Libor Loans to the Borrower by the Lenders or by way of Banker's Acceptances issued by the Borrower and accepted by the Lenders or by way of Documentary Credits issued by the Agent, as attorney in fact for the Lenders;

"**Branch of Account**" means, with respect to each Lender, the branch or office of such Lender at the address set out opposite such Lender's name on the signature pages of this Agreement or in the Lender Transfer Agreement of such Lender or such other branch or office in Canada as such Lender may from time to time advise the Agent, the Borrower and the other Lenders of in writing; but, for purposes of delivery of any notice required to be delivered by the Agent to a Lender pursuant to Section 12.8 or 14.5 and for the purposes of effecting any payments to a Lender in connection with this Agreement, a Lender may specify by notice in writing to the Agent, the Borrower any other branch or office of such Lender in Canada and such branch or office shall thereafter be the Branch of Account of such Lender for such purpose;

"**Business Day**" means a day, excluding Saturday and Sunday, on which banking institutions are open for business in Calgary, Alberta, Canada and Toronto, Ontario, Canada; provided that (a) in respect of any payments in US Dollars, such day must also be a day on which banking institutions are open for business in New York, New York and (b) in respect of any determination of the Libor Rate or any Borrowing or payment in respect of Libor Loans, such day must also be a day on which banking institutions are open for business in London, England;

"**Canadian Dollars**", "**Cdn Dollars**" and the symbol "**Cdn $**" each means lawful money of Canada;

"**Capital Adequacy Requirements**" means Guideline A, Part I, dated January 2001 entitled "Capital Adequacy Requirements" and Guideline A, Part II, dated November 1997, entitled "Capital Adequacy Requirements - Market Risk" each issued by the Office of the Superintendent of Financial Institutions Canada (which encompass the guidelines contained in the report dated July 1988 and entitled "International Convergence of Capital Measurement and Capital Standards" released by the Basel Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements) and all other guidelines or requirements relating to capital adequacy issued by the Office of the Superintendent of Financial Institutions Canada or any other Governmental Authority regulating or having jurisdiction with respect to any Lender, as amended, modified, supplemented, reissued or replaced from time to time;

"**Capital Lease**" means any lease or any other arrangements relating to real or personal property which would, in accordance with Generally Accepted Accounting Principles, be required to be classified and accounted for as a capital lease on a balance sheet of a lessee, where the lessee is the Borrower or a Subsidiary;

"**Capital Lease Obligation**" means, at any time, the amount of any obligation which would, in accordance with Generally Accepted Accounting Principles, be required to be classified and accounted for as a Capital Lease on the balance sheet of the Borrower and its Subsidiaries;

"**CDOR Rate**" means on any day the per annum rate of interest which is the arithmetic average of the rates applicable to Canadian Dollar bankers' acceptances having a term equal or comparable to the bankers' acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuters' Monitor Money Rates Service at or about 8:00 a.m. (Calgary time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day, as adjusted by the Agent in good faith to reflect any error in a posted rate or a posted average annual rate; provided, however, that if such a rate does not appear on the Reuters' Screen CDOR Page as contemplated, then the CDOR Rate, on any day, shall be the annual discount rate quoted by the Agent which would be applicable in respect of a sale to the Agent of bankers' acceptances issued on such day (determined as of 8:00 a.m. (Calgary time) on such day) and accepted by the Agent, or if such day is not a Business Day, then on the immediately preceding Business Day, in a comparable amount and having a term equal or comparable to those proposed to be issued by the Borrower;

"**Change of Control**" means any circumstances arising after the Closing Date in which a Person or combination of Persons (other than AltaGas Income Trust and its Affiliates) acting jointly or in concert (within the meaning of the *Securities Act* (Alberta), as amended) acquires beneficial ownership of a majority of the Voting Shares of the Borrower;

"**Claim**" has the meaning given to it in Section 11.4;

"**Closing Date**" means the date of execution and delivery of this Agreement or such other day as may be agreed upon by the Agent and the Borrower;

"**Commitment**" means the obligation of each Lender to provide to the Borrower hereunder an aggregate principal amount of Borrowings up to but not exceeding the amount set forth opposite such Lender's name on the signature pages hereto or in the Lender Transfer Agreement of such Lender as such Lender's Commitment, as such amount may hereafter be increased, decreased, cancelled, or made not available from time to time pursuant to this Agreement provided that the aggregate of the amounts of the Commitments shall not at any time exceed the Total Commitment of all Lenders;

"**Commodity Swap**" means an agreement entered into between the Borrower or a Subsidiary and a counterparty on a case by case basis, the purpose and effect of which is

to mitigate or eliminate the Borrower's or such Subsidiary's exposure to fluctuations in commodity prices and includes any such agreement for the making or taking of physical delivery of any commodity;

"**Compliance Certificate**" means a compliance certificate substantially in the form attached hereto as Schedule "F" executed on behalf of the Borrower by a senior officer of the Borrower;

"**Consolidated Capitalization**" means as of the date of determination thereof, the aggregate of:

(a) the amount of Consolidated Debt;

(b) the amount of Consolidated Equity and Subordinated Debt; and

(c) any amounts shown as minority interests on a consolidated balance sheet of the Borrower (excluding any minority interests attributable (as determined in accordance with GAAP) to Non-Recourse Assets);

"**Consolidated Debt**" means in respect of the Borrower, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis, without duplication, an amount equal to the aggregate of:

(a) the amount of Indebtedness for borrowed money including obligations arising pursuant to bankers' acceptance facilities, note purchase facilities and commercial paper programs and all obligations evidenced by bonds, debentures, notes or other similar instruments;

(b) the amount of obligations secured by a Security Interest on any property of the Borrower or any Subsidiary, whether or not assumed by any of them;

(c) the amount of obligations of the Borrower and its Subsidiaries for or in respect of the deferred purchase or acquisition price of capital property in excess of 120 days;

(d) the amount of Guarantees or letters of credit supporting Indebtedness of any of the types referred to in the other paragraphs (a), (b), (c) and (e) through (i) of this definition;

(e) the amount of obligations:

(i) to purchase Indebtedness of any Person, or to advance or supply funds for the payment or purchase of Indebtedness of any Person, including the purchase of debt securities, obligations or shares, or

(ii) to make any payment, loan, advance, capital contribution or other investment in or to a Person, or become or be bound by any agreement to do so, for the purpose of assuring a minimum equity, an asset base, a

working capital or other balance sheet test or condition for any date or to provide funds for the payment of any debt liability, dividend or share liquidation payment, or otherwise to supply funds to or in any manner invest in such Person;

(f) the amount of obligations with respect to prepaid revenues relating to third party obligations;

(g) the amount of Capital Lease Obligations;

(h) the amount by which the principal amount of Interest Swaps (determined on a net basis taking into account Swaps entered into to reverse the position or limit the exposure under an existing Swap) is greater than the aggregate Indebtedness for borrowed money (including notes) of the Borrower and its Subsidiaries, the amount by which the principal amount of Commodity Swaps (determined on a net basis taking into account Swaps entered into to reverse the position or limit the exposure under an existing Swap) is greater than the aggregate principal amount of commodity transactions to which the Borrower and its Subsidiaries are subject and the amount by which the principal amount of Currency Swaps (determined on a net basis taking into account Swaps entered into to reverse the position or limit the exposure under any existing Swap) is greater than the aggregate principal amount of currency transactions to which the Borrower and its Subsidiaries are subject, in each case to the extent of the net amount due or accruing due by the Borrower or its Subsidiaries thereunder (determined by marking to market the same in accordance with its terms); and

(i) the redemption amount of any preferred shares of the Borrower or its Subsidiaries (if such preferred shares are not owned by the Borrower or its Subsidiaries) which are redeemable at the option of the holder thereof;

and shall exclude in any event:

(j) to the extent permitted by GAAP, the amount of any particular Indebtedness if, upon or prior to the maturity thereof, there shall have been irrevocably deposited with the proper depositary in trust the necessary funds (or evidence of indebtedness) for the payment, redemption or satisfaction of such Indebtedness, and thereafter such funds and evidences of Indebtedness or other security so deposited are not included in any computation of the assets of such Person;

(k) contingent obligations, determined in accordance with GAAP, in respect of court actions, suits or other proceedings which have not come to a final and conclusive judgment before a court of competent jurisdiction or such other Person as may have jurisdiction in the premises;

(l) obligations under any lease or other arrangement relating to real or personal property which would, in accordance with GAAP, be accounted for as an operating lease of such Person;

(m) deferred taxes or future income taxes;

(n) Non-Recourse Debt; and

(o) Subordinated Debt;

and subtracting therefrom the consolidated cash of the Borrower (other than any cash held as a Non-Recourse Asset);

"**Consolidated Debt to Capitalization Ratio**" means as of the date of determination thereof, the ratio of Consolidated Debt to Consolidated Capitalization expressed as a percentage;

"**Consolidated Equity**" means in respect of the Borrower, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis, an amount equal to the amount of equity of the Borrower as shown on a consolidated balance sheet of the Borrower, but excluding therefrom any equity attributable (as determined in accordance with GAAP) to:

(a) preferred shares of the Borrower or a Subsidiary (if such preferred shares are not owned by the Borrower or another Subsidiary) which are redeemable at the option of the holder thereof; and

(b) any Non-Recourse Assets;

"**Consolidated Total Assets**" means in respect of the Borrower, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis, without duplication, an amount equal to the total assets of the Borrower and its Subsidiaries less the aggregate of any amount included therein which is attributable (as determined in accordance with GAAP) to any Non-Recourse Assets;

"**Conversion**" means a conversion of one type of Borrowing into another type of Borrowing;

"**Conversion Date**" means each Business Day on which Borrowings are converted pursuant to Section 3.10;

"**Currency Swap**" means an agreement entered into between the Borrower or a Subsidiary and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate the Borrower's or such Subsidiary's exposure to fluctuations in currency exchange rates;

"**DBRS**" means Dominion Bond Rating Service Limited and its successors;

"**Debt Rating**" means, with respect to the Borrower, the rating that has been most recently announced by each Designated Rating Agency as the credit rating of such entity or any senior unsecured debt of such entity;

"**Default**" means any event or circumstance which, with the giving of notice or lapse of time or otherwise, would constitute an Event of Default;

"**Designated Rating Agency**" means DBRS, S&P or any other nationally recognized rating agency designated by the Borrower;

"**Discount Proceeds**" means, in respect of any Bankers' Acceptance required to be purchased by a Lender hereunder, an amount (rounded to the nearest whole cent with one half of one cent being rounded up) determined as of the applicable Drawdown Date, Conversion Date or Rollover Date which is equal to:

Face Amount x Price

where "Face Amount" is the face amount of such Bankers' Acceptance and "Price" is equal to:

$$\frac{1}{1+\left(Rate \times \frac{Term}{365}\right)}$$

where the "Rate" is the Discount Rate expressed as a decimal on the day of purchase; the "Term" is the term of such Bankers' Acceptance expressed as a number of days; and the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded up;

"**Discount Rate**" means:

(a) with respect to an issue of Bankers' Acceptances accepted by a Lender that is a Schedule I Bank, the CDOR Rate; and

(b) with respect to an issue of Bankers' Acceptances accepted by a Lender that is a Schedule II Bank or Schedule III Bank, the lesser of (i) the rate set out in clause (a) above plus ten (10) basis points per annum and (ii) the annual rate expressed as a percentage determined by the Agent as being the average discount rate for bankers' acceptances having a comparable face value and a comparable issue and maturity date to the face value and issue and maturity date of such issue of Bankers' Acceptances calculated on the basis of a year of three hundred and sixty-five (365) days, accepted by the BA Reference Lenders at or about 8:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date;

provided that, if the rates in (a) and (b) above are equal, then the "Discount Rate" shall be the rate specified in (a) above;

"**Distribution**" means, in respect of the Borrower or any Subsidiary:

(a) dividends or other distributions or payments on its shares, units or its other equity interests (except dividends or other distributions consisting of shares, units or other equity interests);

(b) the redemption or acquisition of its shares, units or its other equity interests or of warrants, rights or other options to purchase such shares, units or other equity interests (except when solely in exchange for such shares, units or other equity interests); and

(c) any payment, repayment, redemption, retirement, repurchase or other acquisition, direct or indirect, by such Person of, on account of, or in respect of, the principal or any other amounts of any Subordinated Debt including the payment or setting aside of any amount in respect of a sinking, defeasance or analogous fund for such Subordinated Debt;

"**Documentary Credit**" means a Cdn $ or US $ denominated letter of credit or a letter of guarantee issued or to be issued by the Lenders, for the account of the Borrower, on behalf of the Borrower or any of its Subsidiaries;

"**Drawdown**" means a Borrowing which increases the Outstanding Principal;

"**Drawdown Date**" means each Business Day on which Borrowings are to be made pursuant to Section 3.4;

"**Environmental Laws**" means any and all federal, provincial, local and foreign statutes, laws, regulations, ordinances, rules, decrees or other governmental restrictions relating to the environment, to the release of any materials into the environment or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, industrial substances, toxic substances, hazardous substances or wastes but only to the extent such Environmental Laws are legally applicable to the Borrower and its Subsidiaries or their property;

"**Equivalent Amount**" means on any date, the equivalent amount in Cdn Dollars or U.S. Dollars, as the case may be, after giving effect to a conversion of a specified amount of U.S. Dollars to Cdn Dollars or of Cdn Dollars to U.S. Dollars, as the case may be, at the Noon Rate;

"**Event of Default**" means any of the events or circumstances specified in Section 10.1;

"**Extension Date**" means the date of the extension of the Maturity Date applicable to a Lender provided for under Section 3.13;

"**Federal Funds Rate**" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for

such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it;

"**Financial Statements**" means the consolidated financial statements of the Borrower;

"**Fiscal Quarter**" means the three month period commencing on the first day of each Fiscal Year and each successive three month period thereafter during such Fiscal Year;

"**Fiscal Year**" means the Borrower's fiscal year which at the date hereof commences on January 1 of each year and ends on December 31 of such year;

"**Generally Accepted Accounting Principles**" or "**GAAP**" means generally accepted accounting principles which are in effect from time to time in Canada;

"**Governmental Approval**" means an authorization, consent, approval, waiver, order, decree, licence, exemption, permit, registration, filing, qualification or declaration of or with any Governmental Authority or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority;

"**Governmental Authority**" means any federal, state, provincial, county, local or municipal government; any governmental body, agency, authority, board, bureau, department or commission (including any taxing authority); any instrumentality or office of any of the foregoing (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions; or any Person directly or indirectly controlled by any of the foregoing;

"**Guarantee**" means any undertaking to assume, guarantee, indemnify, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any Indebtedness of any Person; provided that the amount of each Guarantee shall be deemed to be the amount of the Indebtedness guaranteed thereby, unless the Guarantee is limited to a specified amount or to realization exclusively on specified assets in which case the amount of such Guarantee shall be deemed to be the lesser of such specified amount or the fair market value of such specified assets, as the case may be, and the amount of such Indebtedness;

"**Heritage Gas**" means Heritage Gas Limited, a corporation subsisting under the laws of Canada, and its successors and permitted assigns;

"**including**" means including, without limitation, and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it, and "includes" shall be construed in a like manner;

"**Indebtedness**" means, with respect to any Person, all the Person's present and future indebtedness, liabilities and financial obligations of every nature and kind whatsoever, whether absolute or contingent, material or not, known or unknown, direct or indirect which in accordance with GAAP would appear in the liability section of a balance sheet

of such Person prepared as at such time, but shall not include items of capital, retained earnings, surplus, deferred or future income tax reserves or accrued taxes;

"**Indemnified Party**" has the meaning given to it in Section 11.4;

"**Interest Payment Date**" means:

(a) with respect to each Prime Loan or USBR Loan, the first Business Day of each calendar month; and

(b) with respect to each Libor Loan, the last day of each applicable Interest Period and, if any Interest Period is longer than 3 months, the last Business Day of each 3 month period during such Interest Period;

provided that, in any case, the Maturity Date applicable to a Lender or any earlier date on which the Total Commitment is fully cancelled shall be an Interest Payment Date for all Borrowings made by such Lender;

"**Interest Period**" means:

(a) with respect to each Bankers' Acceptance, the period selected by the Borrower hereunder and being of 1, 2, 3, 6 or 12 months' duration, subject to market availability (or, subject to the agreement of the Lenders, a longer or shorter period) commencing on the applicable Drawdown Date, Rollover Date or Conversion Date of such Borrowing; and

(b) with respect to each Libor Loan, the period selected by the Borrower and being of 1, 2, 3 or 6 months' duration (or, subject to the agreement of the Lenders, a longer or shorter period) commencing on the applicable Drawdown Date, Rollover Date or Conversion Date;

provided that in any case: (i) the last day of each Interest Period shall be also the first day of the next Interest Period in the case of a Rollover; (ii) the last day of each Interest Period shall be a Business Day and if the last day of an Interest Period selected by the Borrower is not a Business Day the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period selected unless such next following Business Day falls in the next calendar month in which event the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next preceding the last day of the Interest Period selected by the Borrower; and (iii) unless otherwise contemplated by this Agreement, the last day of all Interest Periods for all Borrowings made by a Lender shall expire on or prior to the Maturity Date applicable to such Lender;

"**Interest Swap**" means a contract entered into between the Borrower or a Subsidiary and a counterparty on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate related transactions, the purpose and effect of which is to mitigate or eliminate the Borrower's or such Subsidiary's exposure to fluctuations in interest rates;

"**Judgement Currency**" has the meaning given to it in Section 13.3;

"**Lender Transfer Agreement**" means the agreement entered into by any of the Lenders after the Closing Date substantially in the form of Schedule "G" with the blanks completed;

"**Lenders**" means each of the financial institutions named on the signature pages hereto as a Lender including Royal in its capacity as a Lender but excluding Royal in its capacity as Agent and each other financial institution which becomes a party to this Agreement as a Lender pursuant to Section 13.1, and "**Lender**" means any one of them;

"**Lender's Proportion**" means, in respect of each Lender, the proportion that such Lender's Commitment bears to the Total Commitment (subject to subsection 3.3(c));

"**Libor Loans**" means the Borrowings, or a portion thereof, made available by the Lenders to the Borrower pursuant to Section 3.4, 3.10 or 3.11 and outstanding from time to time which are denominated in United States Dollars and on which the Borrower has agreed to pay interest in accordance with Section 6.3;

"**Libor Rate**" means, with respect to any Interest Period applicable to a Borrowing by way of a Libor Loan, the rate of interest per annum appearing on Reuters page LIBOR01 (or such other page as may, from time to time, replace such page on that service for purposes of displaying the rates at which US Dollar deposits are offered for deposit in the London interbank market) at approximately 11:00 a.m. London, England time two (2) Business Days prior to the Drawdown Date, Conversion Date or Rollover Date, as applicable, for such Borrowing and for the Interest Period selected; provided that, if such service is unavailable, or such service does not quote a rate of interest per annum for the Interest Period selected, then the Libor Rate shall be determined by the Agent with reference to page 3750 of the Telerate screen (or such other page as may, from time to time, replace such page on that service for purposes of displaying the rates at which US Dollar deposits are offered for deposit in the London interbank market) at approximately 11:00 a.m. London, England time on such date; and provided further that, if such service is also unavailable, or such service does not quote a rate of interest per annum for the Interest Period selected, then the Libor Rate shall be determined by the Agent as the rate at which deposits of comparable term and amount are offered by it to prime banks in the London interbank market at or approximately 11:00 a.m. London, England time on such date;

"**Loan Documents**" means this Agreement, any Subsidiary Guarantees, each Bankers' Acceptance and all other certificates, instruments and documents delivered from time to time by or on behalf of the Borrower in connection herewith or therewith and each Documentary Credit and the applications, indemnities and ancillary documents relating thereto;

"**Loan Indebtedness**" means the Borrowings and all other present and future indebtedness of the Borrower to the Agent and the Lenders, whether absolute or contingent, determined or undetermined, choate or inchoate, matured or unmatured,

howsoever arising or incurred hereunder or under any of the other Loan Documents and includes all fees, costs, expenses and indemnity obligations hereunder or under any of the other Loan Documents and under the indebtedness of the Borrower pursuant to any judgment obtained in respect of the failure by the Borrower to perform or observe any of its obligations under any of the Loan Documents;

"**Loss**" has the meaning given to it in Section 11.4;

"**Majority Lenders**" means any Lender or group of Lenders having Commitments in the aggregate equal to or in excess of two-thirds (2/3) of the Total Commitment;

"**Margin**" means, as regards the applicable Borrowings, the standby fees payable under Section 6.7 or the Utilization Fee payable under Section 6.8, the percentage rate per annum set forth opposite the applicable Consolidated Debt to Capitalization Ratio (calculated as at the last day of the most recently completed Fiscal Quarter):

[redacted pursuant to section 12.2 of National Instrument 51-102]

provided that

(a) changes in the Margin shall be effective and adjusted in accordance with Section 6.13; and

(b) the fee for Documentary Credits which are not "direct credit substitutes" (as determined by the Agent, acting reasonably) within the meaning of the Capital Adequacy Requirements shall be 66 2/3% of the applicable rate specified above; provided that if any such Documentary Credit is determined by the Office of the Superintendent of Financial Institutions Canada to be a "direct credit substitute" after the issuance thereof, the Margin shall be adjusted to 100% of the applicable rates described above with retroactive effect to the date of issuance and the incremental Margin payable for the period from the date of issuance to the date of such determination shall be payable on the first Business Day of the next Fiscal Quarter;

"**Material Acquisition**" means an acquisition by the Borrower or any Subsidiary of shares or other assets that have a fair market value of not less than Cdn $15,000,000

"**Material Adverse Effect**" means any event, circumstance, occurrence or change which materially impairs or has a material adverse effect on, or would reasonably be expected to materially impair or have a material adverse effect on:

(a) the financial condition of the Borrower and its Subsidiaries on a consolidated basis;

(b) the ability of the Borrower to repay the Borrowings or any other amount outstanding hereunder or under any of the Loan Documents; or

(c) the validity or enforceability of this Agreement or any other Loan Documents;

"**Material Subsidiary**" means, at any time, any Subsidiary Guarantor or any other Subsidiary (a) whose total assets constitute more than 5% of Consolidated Total Assets or (b) whose total revenue constitutes more than 5% of the consolidated total revenue of the Borrower for the preceding four Fiscal Quarters;

"**Maturity Date**" means, with respect to any Lender, November 17, 2008 (or such later date as may apply pursuant to the extension provisions in Section 3.13);

"**Non-Acceptance Discount Rate**" means, for any day, the arithmetic average of the Discount Rate determined in accordance with paragraph (a) of the definition thereof and the Discount Rate determined in accordance with paragraph (b) of such definition;

"**Non-Acceptance Lenders**" means a Lender which is a resident of Canada for purposes of the *Income Tax Act* (Canada) but which is not a Schedule I Bank, a Schedule II Bank or a Schedule III Bank;

"**Non-Extending Lender**" has the meaning given to it in subsection 3.13(c);

"**Non-Recourse Assets**" means the assets directly or indirectly created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred or assumed and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with the assets directly or indirectly created, developed, constructed or acquired (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which recourse of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other person acting on behalf of such lender in respect of such Non-Recourse Debt) is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings in respect of which such lender may have recourse on an unsecured basis); provided that upon all such Non-Recourse Debt being repaid in full, such assets shall then cease to be Non-Recourse Assets;

"**Non-Recourse Debt**" means indebtedness, liabilities or other obligations and guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations for

another Person and, in each case, incurred or assumed to finance or refinance the creation, construction, development or acquisition directly or indirectly of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof (or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations) or any judgment in respect thereof is limited, in all circumstances (other than in respect of false or misleading representations, warranties and customary indemnities provided with respect to such financings, in respect of which such lender may have recourse on an unsecured basis) to the assets directly or indirectly created, constructed, developed or acquired in respect of which such indebtedness, liabilities and obligations has been incurred or assumed and to any receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with such assets (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which such lender has recourse;

"**Non-Takeover Lender**" has the meaning given to it in Section 3.3;

"**Noon Rate**" means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions by the Agent in Toronto, Ontario in accordance with its normal practice) at approximately 12:00 noon (Toronto, Ontario time) on the Business Day that such conversion is to be made (or, if such conversion is to be made before noon or on a day which is not a Business Day, then at approximately noon on the immediately preceding Business Day);

"**Outstanding Principal**" means, at any time, the aggregate of (a) the principal amount of all outstanding Prime Loans in Cdn Dollars, (b) the Equivalent Amount in Cdn Dollars of the principal of all outstanding USBR Loans and Libor Loans in United States Dollars, (c) the amounts payable at maturity of all outstanding Bankers' Acceptances and BA Equivalent Advances, (d) the undrawn amounts of all outstanding Documentary Credits denominated in Cdn Dollars and (e) the Equivalent Amount in Cdn Dollars of the undrawn amounts of all outstanding Documentary Credits denominated in United States Dollars;

"**Permitted Assignee**" has the meaning given to it in Section 13.1;

"**Permitted Encumbrances**" means any of the following:

(a) liens, charges or encumbrances for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Borrower or its Subsidiaries shall be contesting in good faith; provided the Borrower or such Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(b) the lien, charge or encumbrance of any judgment rendered, or claim filed, against the Borrower or its Subsidiaries which the Borrower or any such Subsidiary shall be contesting in good faith; provided the Borrower or such Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(c) liens, charges or encumbrances imposed or permitted by law such as carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent, any lien, privilege, charge or encumbrance which the Borrower or its Subsidiaries shall be contesting in good faith if the loss of such contest will not have a Material Adverse Effect;

(d) liens, charges or encumbrances arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to law against the Borrower or its Subsidiaries or in respect of which no steps or proceedings to enforce such lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any lien, charge or encumbrance which the Borrower or its Subsidiaries shall be contesting in good faith; provided the Borrower or such Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(e) easements, rights of way, servitudes, zoning, surface rights or other similar rights or restrictions in respect of land held by the Borrower or any of its Subsidiaries (including rights of way and servitudes for railways, sewers, drains, pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not have a Material Adverse Effect;

(f) any lien or trust arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations;

(g) security given to a public utility or any Governmental Authority in the ordinary course of the business of the Borrower and its Subsidiaries in connection with operations of the Borrower or any such Subsidiary if such security does not, either alone or in the aggregate, have a Material Adverse Effect;

(h) the right reserved to or vested in any Governmental Authority by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(i) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(j) any right of first refusal, option to purchase or pre emptive right in favour of any Person granted in the ordinary course of business with respect to all or any of the assets of the Borrower or any of its Subsidiaries;

(k) any lien, charge or encumbrance the satisfaction of which has been provided for by deposit with the Agent of cash or a surety bond or other security satisfactory to the Agent in an amount sufficient to pay the liability in respect of such lien in full;

(l) liens on cash or marketable securities of the Borrower or its Subsidiaries granted in connection with Swaps provided that at the time of granting such lien the obligations secured by such liens are not due and delinquent;

(m) Security Interests on Non-Recourse Assets granted to secure Non-Recourse Debt, up to an aggregate maximum principal amount of 10% of Consolidated Total Assets;

(n) any Security Interests on any property, real or personal, directly or indirectly acquired (including by way of lease), constructed or improved by the Borrower or its Subsidiaries to secure the unpaid portion of the purchase price (or the lease payments, as the case may be) of such property or to secure Indebtedness solely for the purpose of financing the acquisition (including by way of lease), construction or improvement of such property;

(o) any Security Interest granted in or any right of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(p) any Security Interest granted with the prior written consent of all of the Lenders;

(q) any Security Interest in favour of the Borrower or a Subsidiary;

(r) any Security Interest on any property, real or personal, of a Person which Security Interest exists at the time such Person is merged into or amalgamated or consolidated with, the Borrower or a Subsidiary or such property is otherwise acquired by the Borrower or a Subsidiary, provided that prior to that time the Borrower or a Subsidiary has arranged for financing necessary to discharge the obligation secured by the Security Interest and that such Security Interest is discharged within sixty (60) days after that time;

(s) any Security Interest in respect of any obligations or duties affecting the property of the Borrower or any Subsidiary to any Governmental Authority with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Borrower or such Subsidiary under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Borrower or such Subsidiary;

(t) any Security Interest in respect of any deposits in connection with bids or tenders;

(u) any Security Interest in respect of expropriation proceedings, surety or appeal bonds or costs of litigation, where required by law;

(v) Security Interests created by any Securitization Program;

(w) any extension, renewal or replacement of any Security Interest permitted under any of the other paragraphs of this definition of Permitted Encumbrances, provided that any such extension, renewal or replacement Security Interest will not secure repayment of an amount in excess of any principal amount of Indebtedness outstanding with respect thereto immediately prior to such extension, renewal or replacement and that such extension, renewal or replacement is limited to all or a part of the property which was subject to the Security Interest so extended, renewed or replaced; and

(x) Security Interests not permitted by any of the foregoing paragraphs of this definition of Permitted Encumbrances, provided that Security Interests shall not be permitted under this paragraph if the effect thereof would be to cause the total amount of Indebtedness secured by Security Interests permitted under this paragraph to exceed Cdn $10,000,000;

provided that nothing in this definition shall in and of itself cause the Borrowings and other amounts owing by the Borrower hereunder to be subordinated in priority to any Permitted Encumbrance;

"**Person**" means any individual, firm, partnership (whether general or limited), company, corporation or other body corporate, government, governmental body, agency, instrumentality, trust, unincorporated body of persons or association and the heirs, executors, administrators or other legal representatives of an individual;

"**Prime Loans**" means the Borrowings, or a portion thereof, made available by the Lenders to the Borrower pursuant to Section 3.4, 3.10 or 3.11 and outstanding from time to time which are denominated in Canadian Dollars and on which the Borrower has agreed to pay interest in accordance with Section 6.1;

"**Prime Rate**" means, with respect to Prime Loans, the greater of:

(a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated demand loans made by the Agent in Canada; and

(b) the annual rate of interest equal to the CDOR Rate applicable to a bankers' acceptance having a one month term plus 50 basis points;

provided that, if the rates of interest in (a) and (b) above are equal, then the "Prime Rate" shall be the rate specified in (a) above;

"**Remaining Lenders**" has the meaning given to it in Section 12.16;

"**Resignation Notice**" has the meaning given to it in Section 12.16;

"**Rollover**" means:

(a) with respect to any Bankers' Acceptances, the issuance of new Bankers' Acceptances or the making of new BA Equivalent Advances (subject to the provisions hereof) in respect of all or any portion of such Bankers' Acceptances which are maturing at the end of the Interest Period applicable thereto, all in accordance with Section 3.11;

(b) with respect to any Libor Loan, the continuation of all or a portion of such Borrowing (subject to the provisions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto; and

(c) with respect to any Documentary Credit, the extension or replacement of such Documentary Credit, provided the beneficiary thereof (including any successors or permitted assigns thereof) remains the same, the maximum amount available to be drawn thereunder is not increased, the currency in which the same is denominated remains the same and the terms upon which the same may be drawn remain the same;

"**Rollover Date**" means each Business Day on which Borrowings are rolled over pursuant to Section 3.11;

"**Royal**" means Royal Bank of Canada and its successors and permitted assigns;

"**S&P**" means Standard & Poor's Rating Service and its successors;

"**Schedule I Bank**" means any bank designated as a Schedule I Bank under the *Bank Act* (Canada);

"**Schedule II Bank**" means any bank designated as a Schedule II Bank under the *Bank Act* (Canada);

"**Schedule III Bank**" means any authorized foreign bank designated as a Schedule III Bank under the *Bank Act* (Canada);

"**Securitization Program**" means a securitization sale or program entered into by the Borrower and/or one or more of its Subsidiaries which meets all of the following criteria:

(a) the assets to be securitized in such transaction are current assets;

(b) the transfer of such current assets is structured as a non-recourse sale (subject to certain customary exceptions);

(c) any Security Interest created by such transaction is limited to such current assets; and

(d) such program is entered into on customary terms which are consistent with programs entered into by Persons of comparable size and financial standing to the Borrower and the Subsidiaries;

"**Security Interest**" means any assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, which secures payment or performance of an obligation and includes the rights of a lessor pursuant to a capital lease (characterized as such in accordance with GAAP) but does not include (a) the rights of a lessor pursuant to an operating lease (characterized as such in accordance with GAAP) entered into in the ordinary course of business or (b) a right of set off created in the ordinary course of business unless such right of set off is created for the purposes of securing repayment of indebtedness for borrowed money;

"**Spin-Off Transaction**" means the initial public offering, secondary offering and secondary distribution of • shares of the Borrower pursuant to the prospectus of the Borrower dated November 17, 2005;

"**Subordinated Debt**" means any Indebtedness of the Borrower or any Subsidiary Guarantor which is subordinated to the Loan Indebtedness pursuant to a subordination agreement on terms and in a form satisfactory to the Lenders, acting reasonably;

"**Subsidiary**" means, with respect to a Person:

(a) any corporation of which at least a majority of the outstanding Voting Shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by such Person or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries;

(b) any partnership of which, at the time, such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c) any other Person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries,

provided that, unless otherwise provided or the context otherwise requires, references herein to "Subsidiary" or "Subsidiaries" shall be deemed to refer to Subsidiaries of the Borrower;

"**Subsidiary Guarantee**" means a Guarantee substantially in the form of Schedule "M" to be given by a Subsidiary pursuant to subsection 9.4(a);

"**Subsidiary Guarantor**" means any Subsidiary of the Borrower which is party to a subsisting Subsidiary Guarantee;

"**Successor**" has the meaning given to it in subsection 9.2(a);

"**Swap**" means any Commodity Swap, Interest Swap or Currency Swap;

"**Swap Agreement**" means an agreement in any form, including an ISDA master agreement between the Borrower or any Subsidiary and any of the Swap Lenders, pursuant to which Swaps are entered into and includes all schedules attached or intended to be attached thereto;

"**Swap Lender**" means any Lender or its Affiliate that enters into a Swap Agreement (regardless of whether such Lender ceases to be a Lender after such Swap Agreement is entered into), but excluding, for certainty, any Swap Agreement entered into with any Lender or its Affiliate after such Lender's Commitment has been fully cancelled in accordance with the terms hereof or after such Lender has assigned all of its rights hereunder in accordance with Section 13.1;

"**Takeover**" has the meaning given to it in Section 3.3;

"**Takeover Lender**" has the meaning given to it in Section 3.3;

"**Takeover Loan**" has the meaning given to it in Section 3.3;

"**Target**" has the meaning given to it in Section 3.3;

"**Tax**" means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to a Lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority and any taxes which arise as a result of a breach of the assignment provisions of Section 13.1;

"**Total Commitment**" means the aggregate of the Commitments of each of the Lenders, as hereafter increased, reduced, cancelled or terminated from time to time pursuant to this Agreement, not to exceed Cdn $100,000,000;

"**Transaction**" has the meaning given to it in subsection 9.2(a);

"**Trust**" means AltaGas Income Trust, an unincorporated open-ended investment trust established under the laws of Alberta;

"**U.S. Base Rate**" means, with respect to USBR Loans, the greater of:

(a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on United States Dollar demand loans made by the Agent in Canada; and

(b) the annual rate of interest equal to the sum of the Federal Funds Rate (expressed for such purpose as a yearly rate per annum in accordance with Section 6.2), plus 50 basis points;

provided that if the rates of interest in (a) and (b) above are equal, then the "U.S. Base Rate" shall be rate specified in (a) above;

"**USBR Loan**" means the Borrowings, or a portion thereof, made available by the Lenders to the Borrower pursuant to Section 3.4, 3.10 or 3.11 and outstanding from time to time which are denominated in United States Dollars and on which the Borrower has agreed to pay interest in accordance with Section 6.2;

"**United States Dollars**", "**U.S. Dollars**" and "**US $**" means the lawful money of the United States of America;

"**Utilization Fee**" has the meaning given to it in Section 6.8; and

"**Voting Shares**" means capital stock of any class of any corporation or other securities of that corporation or other securities of any other Person which carries voting rights to elect the board of directors (or other Persons performing similar functions) under any circumstances.

1.2 Headings and Table of Contents

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Unless something in the subject matter or context is inconsistent therewith, all references to Articles, Sections, subsections and Schedules are to Articles, Sections, subsections and Schedules to this Agreement. The words "hereto", "herein", "hereof", "hereunder", "herewith" and similar expressions mean and refer to this Agreement.

1.4 Rules of Interpretation

In this Agreement, unless otherwise specifically provided, (i) the singular includes the plural and vice versa, "month" means calendar month, "quarter" means calendar quarter, "in

writing" or "written" includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including telecopier, (ii) references to any agreement, contract, document or other instrument means a reference to any such agreement, contract, document or other instrument as the same has been or may be amended, modified, supplemented or restated from time to time; provided that, if consent to any such amendment, modification, supplement or restatement is required under any Loan Document, such consent has been obtained, and (iii) references to any statute, act or other legislative enactment shall be to such statute, act or other legislative enactment as amended from time to time or replaced by a statute, act or other legislative enactment dealing with substantially the same subject matter as the statute, act or other legislative enactment so replaced.

1.5 Generally Accepted Accounting Principles

All financial statements required to be furnished by the Borrower to the Agent hereunder shall be prepared in accordance with Generally Accepted Accounting Principles. Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles and, except as otherwise provided herein, reference to any balance sheet item, statement of income item or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles.

1.6 Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in Calgary, Alberta.

1.7 Payment for Value

All payments required to be made hereunder shall be made for value on the required day in same day immediately available funds.

1.8 Monetary References

Whenever an amount of money is referred to herein, such amount shall, unless otherwise expressly stated, be in Canadian Dollars.

1.9 Waivers

Acceptance of payment by, or the delivery of any notice, document or other information to, a party hereto after a breach or non-fulfillment of any provisions of any of the Loan Documents requiring a payment or the delivery of any notice, document or other information will constitute a waiver of such breach or non-fulfillment and the curing of such breach or non-fulfillment, but will not rescind any Acceleration Notice given prior thereto in respect of such breach or non-fulfillment nor constitute a waiver or the curing of any other breach or non-fulfillment of the same or any other provision of any of the Loan Documents.

1.10 Schedules

The following Schedules are incorporated in and form a part of this Agreement:

Schedule "A"	Notice of Drawdown, Repayment, Prepayment or Cancellation
Schedule "B-1"	Notice of Borrowing by Way of Bankers' Acceptance (Marketed)
Schedule "B-2"	Confirmation of Borrowing by Way of Bankers' Acceptance (Purchased)
Schedule "C"	Notice of Conversion
Schedule "D"	Notice of Rollover
Schedule "E-1"	Bankers' Acceptance Undertaking
Schedule "E-2"	Bankers' Acceptance Power of Attorney
Schedule "F"	Compliance Certificate
Schedule "G"	Lender Transfer Agreement
Schedule "H"	Opinion of Counsel to the Borrower
Schedule "I"	Request for Extension
Schedule "J"	Extension Notice
Schedule "K"	Form of Issue Notice Documentary Credits
Schedule "L"	Form of Documentary Credit
Schedule "M"	Form of Subsidiary Guarantee

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties

The Borrower represents and warrants to each of the Lenders and the Agent (all of which representations the Borrower acknowledges are being relied upon by the Lenders and the Agent in entering into this Agreement), that:

(a) **Formation, Organization and Power of the Borrower**: the Borrower has been duly incorporated, is validly subsisting and is in good standing under the laws of the jurisdiction of its formation, is duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to maintain such registration or qualification does not have a Material Adverse Effect, and has the full power and capacity to own, lease or hold its properties and assets and conduct its business as presently conducted;

(b) **Formation, Organization and Power of the Subsidiaries**: Each Subsidiary has been duly formed, is validly subsisting and is in good standing under the laws of the jurisdiction of its formation, and is duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to maintain

such registration or qualification does not have a Material Adverse Effect, and each has the full power and capacity to own, lease or hold its properties and assets and conduct its business as presently conducted;

(c) **Authority**: the execution, delivery, and performance by each of the Borrower and any Subsidiary Guarantors of each of the Loan Documents to which it is a party have been or will be, when executed and delivered, duly authorized by all necessary corporate or other action, are within its power and capacity, does not require any Governmental Approval and will not violate any provision of law or of its constating or other governing documents and will not result in the breach of, or constitute a default or require any consent under, or result in the creation of any Security Interest upon any of its property or assets pursuant to, any indenture or other agreement or instrument to which it is a party or by which it or its property may be bound or affected or any judgment, injunction, determination or award which is binding on it, except to the extent that any such breach, default or failure to obtain such consent does not have a Material Adverse Effect;

(d) **Execution and Delivery of Loan Documents**: each of the Loan Documents to which the Borrower or any Subsidiary Guarantor is a party has been or will be, when executed and delivered, duly executed and delivered by the Borrower or such Subsidiary Guarantor, as applicable;

(e) **Enforceability**: each Loan Document to which the Borrower or any Subsidiary Guarantor is a party is or will be when executed and delivered, a legal, valid and binding obligation of the Borrower or such Subsidiary Guarantor, as applicable, enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect;

(f) **Financial Condition**: the audited annual consolidated Financial Statements for the Fiscal Year most recently ended (or, prior to the delivery of such Financial Statements, the financial statements delivered pursuant to subsection 8.1(d)(x)) are correct and complete in all material respects, have been prepared in accordance with Generally Accepted Accounting Principles consistently applied and, except as previously disclosed by the Borrower to the Agent in writing, since the last day of such Fiscal Year (or fiscal years) there has been no material adverse change in the financial condition, operations, business, assets or property of the Borrower and its Subsidiaries, taken as a whole, which has a Material Adverse Effect;

(g) **Litigation**: there are no suits or proceedings (including proceedings by or before any arbitrator, government commission, board, bureau or other administrative agency) pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries which, if determined adversely, would have a Material Adverse Effect and in respect of which there is a reasonable possibility of an adverse determination;

(h) **Compliance with Laws and Contracts**: the Borrower and each of its Subsidiaries is in compliance with all applicable federal, provincial, state and local laws, statutes and regulations and all contracts, agreements and employee benefit plans except to the extent failure to so comply does not have a Material Adverse Effect;

(i) **Environmental Matters**: the Borrower and each of its Subsidiaries have obtained all permits, licenses and other authorizations which are required under all applicable Environmental Laws except to the extent failure to have any such permit, license or authorization does not have a Material Adverse Effect; and the Borrower and each of its Subsidiaries is in compliance with all Environmental Laws and all terms and conditions of all such permits, licenses and authorizations, except to the extent failure to so comply does not have a Material Adverse Effect;

(j) **Environmental Condition of Property**: the properties and assets of the Borrower and its Subsidiaries:

(i) are not the subject of any outstanding orders from a Governmental Authority or otherwise alleging violation of any Environmental Laws except to the extent that any such order does not have a Material Adverse Effect; and

(ii) comply, with respect to their use and condition, with all Environmental Laws and all terms and conditions of all permits, licenses and other authorizations, which are required under all Environmental Laws except to the extent that failure to so comply does not have a Material Adverse Effect;

(k) **Events of Default**: no Default or Event of Default has occurred and is continuing;

(l) **Title to Assets**: subject only to Permitted Encumbrances, the Borrower and each of its Subsidiaries has good, valid and marketable title to all of its assets and properties except to the extent that failure to have same does not have a Material Adverse Effect and, except for Permitted Encumbrances, such assets and properties are not subject to any Security Interests;

(m) **Taxes**: the Borrower and each of its Subsidiaries has filed all income tax returns which were required to be filed by it and has paid or made provision for payment of all Taxes (including interest and penalties) which are due and payable by it (or has provided adequate reserves for the payment of any Tax, the payment of which is being contested by it), except to the extent that failure to do so does not have a Material Adverse Effect;

(n) **Ranking with Other Debt**: all payment obligations of the Borrower and any Subsidiary Guarantors under the Loan Documents to which it is a party rank at least pari passu in right of payment with its other most senior unsecured

Indebtedness for borrowed money, other than payment obligations preferred by statute or by operation of law;

(o) **Accuracy of Information**: to the best of the Borrower's knowledge, information and belief, all information, materials and documents, including environmental reports and data, prepared by the Borrower or any of its Subsidiaries and delivered to the Agent in contemplation of the transaction contemplated by this Agreement or as required by the terms of this Agreement are true, complete and accurate in all material respects as at their respective dates, except to the extent that any failure to be true, complete and accurate in all material respects as at their respective dates does not have a Material Adverse Effect;

(p) **Insurance**: the Borrower and its Subsidiaries have in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring such of their properties and operations as are required in order for the Borrower and its Subsidiaries to be in compliance with the provisions of subsection 9.1(e); and

(q) **Pensions and Benefit Plans**: all pension plans and benefit plans of the Borrower and its Subsidiaries have been maintained in accordance with applicable law except to the extent failure to so comply does not have a Material Adverse Effect, and none of the Borrower or any of its Subsidiaries has any liability under any employee benefit plan currently or formerly maintained or contributed to by it, and no event has occurred which could reasonably be expected to subject it to any liability under any employee benefit plan, which in any case would have a Material Adverse Effect.

2.2 Deemed Representation and Warranty

Each request by the Borrower for a Drawdown pursuant to Section 3.4 (other than a Conversion pursuant to Section 3.10 or a Rollover pursuant to Section 3.11) or delivery of a Request for Extension pursuant to subsection 3.13(b) shall be deemed to be a representation and warranty by the Borrower to the Lenders that the matters referred to in Section 2.1 will be, as at the applicable Drawdown Date or Extension Date, true and correct as if made at and as of such date.

ARTICLE III
THE CREDIT FACILITY

3.1 Obligations of Each Lender

Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, each Lender agrees to make its respective Commitment available to the Borrower commencing on the Closing Date and ending on the Maturity Date applicable to such Lender by way of:

(a) **Prime Loans, USBR Loans and Libor Loans**: the advance of Prime Loans, USBR Loans and Libor Loans by such Lender and the delivery of the principal

amount of such advance for the account of the Borrower through the Agent at the Agent's Accounts for Payments;

(b) **Bankers' Acceptances**: the acceptance of Bankers' Acceptances by such Lender and the delivery of the Discount Proceeds or the discounted proceeds of sale received by the Lenders (less the applicable fees payable by the Borrower to the Lenders pursuant to Section 6.4) in respect thereof for the account of the Borrower through the Agent at the Agent's Accounts for Payments; and

(c) **Documentary Credits**: the issuance of Documentary Credits by the Agent, on behalf of the Lenders, and the delivery of such Documentary Credits to the Borrower through the Agent at the Agent's Branch of Account.

Prior to the Maturity Date applicable to a Lender, the Borrower may increase or decrease Borrowings by obtaining Drawdowns and by making repayments in respect thereof. A Lender shall have no obligation to make any Borrowings if, after giving effect thereto, the Outstanding Principal owing to all Lenders would exceed the Total Commitment or the Outstanding Principal owing to such Lender would exceed such Lender's Commitment.

3.2 Purpose

Borrowings shall only be used for the general corporate purposes of the Borrower and its Subsidiaries including funding working capital, capital expenditures, acquisitions and Distributions and other general corporate purposes.

3.3 Takeover

In the event the Borrower wishes to utilize Borrowings to, or to provide funds to any Subsidiary to, offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any Person (other than pursuant to a transaction which is not subject to or which is exempt from the formal takeover bid rules under applicable securities laws, rules and policies) (the "**Target**") where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with the securities of such Person that are beneficially owned, or over which control or direction is exercised, by the Borrower and its Subsidiaries and any Person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute in the aggregate twenty percent (20%) or more of all of the outstanding securities of that class of securities of the Person (a "**Takeover**"), then either:

(a) **Agreement of the Target Entity**: the Borrower shall provide to the Agent evidence satisfactory to the Agent, acting reasonably, of the agreement of the board of directors or like body of the Target approving the Takeover; or

(b) **No Conflict by Lenders**: the following steps shall be followed:

(i) at least seven (7) Business Days prior to the delivery of any notice to the Agent pursuant to Section 3.4 requesting Borrowings intended to be

utilized for such Takeover, the Chairman, President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Treasurer of the Borrower shall advise the Agent who shall promptly advise each Lender of the particulars of such Takeover in sufficient detail to enable such Lender to determine whether it has a conflict of interest if Borrowings from such Lender are utilized by the Borrower for such Takeover;

(ii) within five (5) Business Days of being so advised, each Lender shall notify the Agent of such Lender's determination, acting reasonably, as to whether such a conflict of interest exists (such determination to be made by such Lender having regard to such Lender's then existing policies with respect to same), provided that in the event such Lender does not so notify the Agent within such five (5) Business Day period, such Lender shall be deemed to have notified the Agent that it has no conflict of interest; and

(iii) the Agent shall promptly notify the Chairman, President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Treasurer of the Borrower of each Lender's determination;

and in the event that any Lender has such a conflict of interest, then upon the Agent so notifying the Borrower, such Lender shall have no obligation to provide Borrowings for such Takeover notwithstanding any other provision of this Agreement to the contrary; provided, however, that each other Lender (a "**Takeover Lender**") which has no such conflict of interest shall have an obligation, up to the amount of its Commitment, to provide Borrowings for such Takeover, and Borrowings for such Takeover shall be provided by each Takeover Lender in accordance with the ratio that its Commitment bears to the aggregate of the Commitments of all the Takeover Lenders.

(c) **Takeover Loans**: If Borrowings are utilized for the purposes of a Takeover (a "**Takeover-Loan**") and there are Lenders other than Takeover Lenders (the "**Non-Takeover Lenders**"), the Lender's Proportion of each Non-Takeover Lender shall be temporarily adjusted in accordance with subsection 3.3(b) and, subject to Section 5.4, subsequent Borrowings shall be funded firstly by Non-Takeover Lenders, in each case, until such time as the Lender's Proportion of each Takeover Lender and Non-Takeover Lender is equal to such Lender's Proportion in effect immediately prior to the advance of the Takeover Loan.

3.4 Drawdowns

Subject to the provisions of this Agreement, the Borrower may borrow, repay and reborrow by way of Borrowings from each Lender up to such Lender's Commitment by:

(a) **Prime Loans**: borrowing Prime Loans from the Lenders in minimum aggregate amounts of Cdn $1,000,000 and in multiples of Cdn $100,000 thereafter upon the Business Day on which prior written notice is given (in the case of a Prime Loan

not exceeding Cdn $10,000,000) or upon one (1) Business Day's prior written notice (in the case of a Prime Loan exceeding Cdn $10,000,000);

(b) **USBR Loans**: borrowing USBR Loans from the Lenders in minimum aggregate amounts of US $1,000,000 and in multiples of US $100,000 thereafter upon the Business Day on which prior written notice is given (in the case of a USBR Loan not exceeding US $10,000,000) or upon one (1) Business Day's prior written notice (in the case of a USBR Loan exceeding US $10,000,000);

(c) **Libor Loans**: borrowing Libor Loans from the Lenders in minimum aggregate amounts of US $1,000,000 and in multiples of US $100,000 thereafter upon three (3) Business Days' prior written notice;

(d) **Bankers' Acceptances**: issuing Bankers' Acceptances to be accepted and, if applicable, purchased by the Lenders in minimum aggregate amounts of Cdn $1,000,000, and in multiples of Cdn $100,000 thereafter upon one (1) Business Day's prior written notice;

(e) **Documentary Credits**: the Agent issuing, on behalf of the Lenders, Documentary Credits in Canadian Dollars or United States Dollars in any face amount upon at least two (2) Business Days' prior written notice,

each such notice to be given to the Agent at the Agent's Branch of Account by 9:00 a.m. (Calgary time) on the day such notice is to be given and to be substantially in the form of Schedule "A" in respect of Prime Loans, USBR Loans, Libor Loans and Bankers' Acceptances and, in respect of Documentary Credits, substantially in the form of Schedule "K". Any such notice may be given by telephone and in such case shall be followed by delivery on the day of such telephone notice of a written confirmation by the Borrower to the Agent of such telephone notice.

3.5 Conditions Applicable to Bankers' Acceptances

(a) **Purchase of Bankers' Acceptances by Lenders**: Subject to the terms and conditions of this Agreement, each Lender hereby agrees to accept its Lender's Proportion of Bankers' Acceptances issued by the Borrower pursuant to Sections 3.4, 3.10 and 3.11 and, at the election of the Borrower pursuant to subsection 3.5(i), purchase at the applicable Discount Rate such Bankers' Acceptances and provide to the Agent for the account of the Borrower the Discount Proceeds thereof less the applicable fees payable by the Borrower to such Lender pursuant to Section 6.4. Notwithstanding that the Borrower has not elected to have the Lenders purchase Bankers' Acceptances issued by it, the Borrower may request that any Lender quote on the purchase thereof and any Lender may or may not so quote; provided that in such circumstances nothing herein shall obligate the Lenders to purchase Bankers' Acceptances or require the Borrower to sell Bankers' Acceptances to the Lenders. Any Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances purchased by it.

(b) **Delivery of Notice**: If the Borrower has not elected to have the Lenders purchase Bankers' Acceptances to be issued by it, the Borrower shall, at or prior to 9:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date relating to any Bankers' Acceptances to be issued hereunder, deliver to the Agent at the Agent's Branch of Account written notice with respect to such Bankers' Acceptances in the form of Schedule "B-1".

(c) **Payment to Borrower**: On the applicable Drawdown Date, Conversion Date or Rollover Date relating to any issue of Bankers' Acceptances, each Lender shall:

(i) if the Borrower has not elected to have the Lenders purchase such Bankers' Acceptances, deliver the discounted proceeds of the sale of such Bankers' Acceptances received by it (less any fees payable to such Lender in respect thereof pursuant to Section 6.4), for the account of the Borrower through the Agent at the Agent's Accounts for Payments; and

(ii) if the Borrower has elected to have the Lenders purchase such Bankers' Acceptances pursuant to subsection 3.5(i), deliver the Discount Proceeds thereof (less any fees payable to such Lender in respect thereof pursuant to Section 6.4), for the account of the Borrower through the Agent at the Agent's Accounts for Payments.

provided that in order to satisfy all or part of the continuing liability of the Borrower to a Lender for the face amount of maturing Bankers' Acceptances accepted by a Lender which are being rolled over, such Lender shall receive and retain for its own account the discounted proceeds or Discount Proceeds, as applicable, of the new Bankers' Acceptances accepted by such Lender as part of such Rollover.

(d) **Waiver of Presentment and Other Conditions**: The Borrower waives presentment for payment and, except to the extent of the negligence or wilful misconduct of any Lender referred to in subsection 3.5(f), any other defence to payment of any amounts due to a Lender in respect of a Bankers' Acceptance accepted and, if applicable, purchased by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Lender in its own right and the Borrower agrees not to claim any days of grace if such Lender as holder sues the Borrower on the Bankers' Acceptance for payment of the amount payable by the Borrower thereunder. On the specified maturity date of a Bankers' Acceptance, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall, subject to subsection 3.5(g), pay the Agent on behalf of the Lender that has accepted and, if applicable, purchased such Bankers' Acceptance, the full face amount of such Bankers' Acceptance and following receipt of such payment the Lender shall be solely responsible for any payment to the holder thereof.

(e) **Terms of Each Bankers' Acceptance**: Each Bankers' Acceptance shall:

(i) have a term of approximately one (1), two (2), three (3), six (6) or twelve (12) months (excluding days of grace) subject to market availability (or, subject to the agreement of the Lenders, a longer or shorter period);

(ii) be in the standard form of the Lender accepting the same;

(iii) be denominated in whole multiples of Cdn $100,000; and

(iv) have a term to maturity which is not inconsistent with the repayment of Borrowings in accordance with Section 5.2;

provided that if the term selected by the Borrower would exceed the Maturity Date applicable to any Lender which is participating in such Borrowing, the Borrower may, at its option, select two different terms for any Borrowing by way of Bankers' Acceptances and the Agent will allocate such Bankers' Acceptances to each participating Lender in a manner which ensures that the term of any Bankers' Acceptances accepted by any Lender will not exceed the Maturity Date applicable to such Lender but such Borrowing shall still be required to be made in a manner which complies with subsection 3.9(a).

(f) **Delivery of Blank Bankers' Acceptances**: If the power of attorney referred to in subsection 3.5(m) is revoked with respect to any Lender, then as a condition precedent to each Lender's obligation to accept and, if applicable, purchase Bankers' Acceptances hereunder, the Borrower shall have delivered to such Lender through the Agent at the Agent's Branch of Account sufficient bankers' acceptances endorsed in blank in sufficient time for such Lender to forward to and hold the same at its Toronto offices for issuance in accordance with a request from the Borrower. No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such bankers' acceptance endorsed in blank except any loss arising by reason of the negligence or wilful misconduct of such Lender or its officers, employees, agents or representatives or any loss arising by reason of such Lender or its officers, employees, agents or representatives failing to use the same standard of care in the custody of such bankers' acceptances endorsed in blank as such Lender uses in the custody of its own property of a similar nature. The Agent shall maintain a record with respect to such bankers' acceptances endorsed in blank that are received from the Borrower and that are delivered to a Lender hereunder. Each Lender shall maintain a record with respect to such Bankers' Acceptances endorsed in blank that are:

(i) received by such Lender from the Agent;

(ii) voided by such Lender for any reason;

(iii) accepted and, if applicable, purchased by such Lender hereunder; and

(iv) cancelled by such Lender at the maturity thereof.

Each Lender agrees to provide such record to the Agent upon request therefor by the Agent as well as concurrently with any request by such Lender to the Agent for any additional such bankers' acceptances endorsed in blank which are required from the Borrower. The Agent shall provide a report of such records received by the Agent to the Borrower upon request from the Borrower.

(g) **Failure to Give Notice**: If the Borrower fails to give notice to the Agent at the Agent's Branch of Account of the method of repayment of a Bankers' Acceptance prior to the date of maturity of such Bankers' Acceptance in accordance with the same period of notice required for the original acceptance of each such Bankers' Acceptance as provided in Section 3.4, the face amount of such Bankers' Acceptance shall be converted on its maturity to a Prime Loan pursuant to Section 3.10.

(h) **Execution of Bankers' Acceptances**: Subject to subsection 3.5(f), Bankers' Acceptances of the Borrower which are endorsed by or on behalf of the Borrower shall be signed by a duly authorized signatory or duly authorized signatories of the Borrower and may, at the option of the Borrower, be signed by way of affixing a reproduction of the signature or signatures of such duly authorized signatory or signatories. Notwithstanding that any Person whose signature appears on any Bankers' Acceptance as a signatory may no longer be an authorized signatory of the Borrower at the date of issuance of a Bankers' Acceptance, and notwithstanding that the signature affixed may be a reproduction only, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and as if such signature had been manually applied, and any such Bankers' Acceptance so signed shall be binding on the Borrower. The Lenders shall not be responsible or liable for any failure to make credit available by way of Bankers' Acceptances if such failure is due to the failure of the Borrower to return duly pre signed and pre endorsed Bankers' Acceptance forms to the Lenders on a timely basis.

(i) **Lenders to Purchase**: The Borrower shall be entitled to elect to have the Lenders purchase all, but not less than all, of any Bankers' Acceptances issued by the Borrower on the applicable Drawdown Date, Conversion Date or Rollover Date by advising the Lenders of such election in any written notice of Borrowing by way of Bankers' Acceptances in the form of Schedule "A" or notice of Conversion to a Bankers' Acceptance in the form of Schedule "C" or notice of any Rollover to a Bankers' Acceptance in the form of Schedule "D". If the Borrower fails to advise the Lenders of any such election in any such written notice, it shall be deemed not to have elected to have the Lenders purchase such Bankers' Acceptances.

(j) **Prepayment**: A Bankers' Acceptance may only be repaid on its maturity date unless, prior to such maturity date, the Borrower delivers to the Agent for distribution to the accepting Lender such discounted amount in respect of such Bankers' Acceptance as such Lender, acting reasonably, advises the Agent and the Borrower will enable such Lender, based upon the rate of return the Lender will

be able to earn on the funds so received, to pay the full face amount of such Bankers' Acceptance on its maturity.

(k) **BA Equivalent Advances**: Notwithstanding the foregoing provisions of this Section 3.5, a Non-Acceptance Lender shall, in lieu of accepting and, if applicable, purchasing, Bankers' Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances on the basis that the Borrower had elected to have the Lenders purchase such Bankers' Acceptances and which, but for this subsection 3.5(k), such Non-Acceptance Lender would otherwise be required to accept and purchase as part of such a Borrowing by way of Bankers' Acceptances. To determine the amount of the Discount Proceeds, the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount Rate applicable to such Non-Acceptance Lender. Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be, and shall remain outstanding for the term of the Bankers' Acceptances issued concurrently therewith by any Lenders with the same applicable Maturity Date as such Non-Acceptance Lender (or, if there are no other such Lenders, for such other term as may be selected by the Agent acting reasonably). Concurrent with the making of a BA Equivalent Advance, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the applicable BA Acceptance Fee which, but for this subsection 3.5(k), such Non-Acceptance Lender would otherwise be entitled to receive as part of such issue of Bankers' Acceptances. Upon the maturity date for such Bankers' Acceptances, the Borrower shall pay to each Non-Acceptance Lender, in satisfaction of the BA Equivalent Advance and interest accrued thereon, an amount equal to the face amount of the Bankers' Acceptance which, but for this subsection 3.5(k), such Lender would otherwise have been required to accept as part of such Borrowing by way of Bankers' Acceptance failing which such amount shall be converted to a Prime Loan. All references in this Agreement to "Bankers' Acceptances" shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-Acceptance Lender as part of a Borrowing by way of Bankers' Acceptances.

(l) **Bankers' Acceptance Undertaking**: The Borrower agrees to the undertaking annexed hereto as Schedule "E-1" regarding Bankers' Acceptances.

(m) **Power of Attorney Respecting Bankers' Acceptances:** The Borrower agrees to the power of attorney annexed hereto as Schedule "E-2", enabling each Lender which is not a Non-Acceptance Lender to execute and deliver Bankers' Acceptances for and on behalf of the Borrower.

3.6 Agent's Duties re Bankers' Acceptances

(a) **Advice to the Lenders**: The Agent, promptly following receipt of a notice of Borrowing by way of Bankers' Acceptance in the form of Schedule "A" or a

notice of Conversion of a Borrowing to a Bankers' Acceptance in the form of Schedule "C" or a notice of any Rollover of a Bankers' Acceptance in the form of Schedule "D", shall:

(i) advise the Borrower of the allocation of Bankers' Acceptances to each Lender such that the aggregate amount of Bankers' Acceptances required to be accepted by such Lender hereunder is, subject to subsection 3.9(b), in a whole multiple of Cdn $100,000; and

(ii) if the Borrower has elected to have the Lenders purchase such Bankers' Acceptances pursuant to subsection 3.5(i), advise each Lender of the face amount of each Bankers' Acceptance to be purchased by it and the term thereof, which term shall, subject to subsection 3.5(e), be identical for all Lenders. By no later than 8:30 a.m. (Calgary time) on each Drawdown Date, Conversion Date or Rollover Date on which the Lenders are required to purchase Bankers' Acceptances hereunder, the BA Reference Lenders, if applicable, shall advise the Agent of the applicable rate to be used by the Agent in the calculation of the Discount Rate in respect of such Bankers' Acceptances.

(b) **Bankers' Acceptances Not Being Purchased**: If the Borrower has not elected to have the Lenders purchase Bankers' Acceptances issued by it hereunder, the Agent, promptly following receipt of a notice of Borrowing by way of Bankers' Acceptance in the form of Schedule "B-1", shall provide telephone advice to each Lender on or before 9:00 a.m. (Calgary time) of the amount of each issue of Bankers' Acceptances to be accepted by it, the face amount of each Bankers' Acceptance, the discounted proceeds of sale deliverable in respect thereof, the Person to whom the Bankers' Acceptances are to be delivered against delivery of the discounted proceeds of sale in respect thereof, and the term thereof, which term shall, subject to subsection 3.5(e), be identical for all Lenders. Such advice shall be confirmed in writing at or prior to 2:30 p.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date by delivery to each Lender by the Agent in accordance with usual banking practice.

(c) **Bankers' Acceptances Being Purchased**: If the Borrower has elected to have the Lenders purchase Bankers' Acceptances issued by it pursuant to subsection 3.5(i), then on or prior to 9:30 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date relating to all Bankers' Acceptances to be purchased by the Lenders on such date, the Agent shall provide telephone advice to the Borrower and each Lender confirming the particulars provided for in Schedule "B-2" with respect to such Bankers' Acceptances. Such advice shall be confirmed in writing on or prior to 2:30 p.m. (Calgary time) on such Drawdown Date, Conversion Date or Rollover Date by delivery to the Borrower and each Lender of a written confirmation in the form of Schedule "B-2" with respect to such Bankers' Acceptances.

(d) **Completion of Bankers' Acceptance When Not Being Purchased**: Upon receipt of the telephone advice pursuant to subsection 3.6(b), each Lender is thereupon authorized to complete bankers' acceptances held by it in blank and deliver such Bankers' Acceptances to the Person designated to receive such Bankers' Acceptances upon receipt by such Lender of the discounted proceeds of sale payable in respect thereof, in accordance with the particulars so advised by the Agent.

(e) **Completion of Bankers' Acceptance When Being Purchased**: Upon receipt of the telephone advice pursuant to subsection 3.6(c), each Lender is thereupon authorized to complete bankers' acceptances held by it in blank in accordance with the particulars so advised by the Agent.

3.7 Conditions Applicable to Documentary Credits

(a) **Documentary Credits**: The Agent shall issue Documentary Credits for the account of the Borrower on behalf of each Lender other than any Lender the Maturity Date applicable to which is earlier than the expiration date of the Documentary Credit (such issuing Lenders, the "**Applicable Lenders**"), and each Lender severally agrees that the Agent shall issue Documentary Credits on its behalf, on the terms and subject to the conditions of this Agreement and on any Business Day prior to the Maturity Date applicable to an Applicable Lender (each such issue of Documentary Letters of Credit being referred to in this Section 3.7 as an "**Issue**").

(b) **Issue Notice**: Each Issue shall be made on notice (an "**Issue Notice**") given by the Borrower to the Agent not later than 9:00 a.m. (Calgary time) on three (3) Business Days prior written notice, or such shorter period as may be agreed to by the Agent. The Issue Notice shall be in substantially the form of Schedule "K", shall be irrevocable and binding on the Borrower and shall specify (i) the requested date of Issue (the "**Issue Date**"); (ii) the face amount of the Documentary Credit; (iii) the expiration date of the Documentary Credit, provided, however, that no expiration date shall be more than one year from the Issue Date but in any event not later than five (5) days prior to the Maturity Date applicable to an Applicable Lender; (iv) the names of the Applicable Lenders; and (v) the name and address of the beneficiary. Promptly upon receipt of an Issue Notice, the Agent shall notify each Applicable Lender thereof, which notice from the Agent shall also specify each Applicable Lender's Applicable Percentage (as defined below) of such Documentary Credit.

(c) **Form of Documentary Credit**: Each Documentary Credit shall be substantially in the form of Schedule "L", with any such change to such form as the Agent shall determine in good faith and on a commercially reasonable basis which does not materially increase the obligations, or materially diminish the rights, of any Applicable Lender relative to such form, or which all of the Applicable Lenders shall approve; provided that, without the prior written consent of each Lender no

Documentary Credit may be issued that would vary the several nature of the obligations of the Applicable Lenders thereunder.

(d) **Agent to Execute as Attorney-In-Fact for the Lenders**:

(i) Each Documentary Credit shall be executed and delivered by the Agent in the name of and on behalf of, and as attorney in fact for each Applicable Lender. The Agent shall act under each Documentary Credit as the agent of each Applicable Lender to (A) receive drafts, other demands for payment and other documents presented by the beneficiary thereunder; (B) determine whether such drafts, demands and documents are in compliance with the terms and conditions of such Documentary Credit; and (C) notify the Applicable Lenders and the Borrower that a valid drawing has been made and the date that the related payment by the Applicable Lenders thereunder is to be made; provided that the Agent, except as Applicable Lender, shall have no obligation or liability for any such payment under any Documentary Credit, and each Documentary Credit shall expressly so provide. Each Lender hereby irrevocably appoints and designates the Agent as its attorney-in-fact, acting through any duly authorized officer of the Agent, to execute and deliver in the name and on behalf of such Lender at any time prior to the Maturity Date in respect of such Lender each Documentary Credit to be issued hereunder in respect of which it is an Applicable Lender. Promptly upon the request of the Agent, each Applicable Lender will furnish to the Agent such powers of attorney or other evidence as any beneficiary thereunder may reasonably request in order to demonstrate that the Agent has the power to act as attorney in fact for such Lender to execute and deliver such Documentary Credit. The Borrower and the Lenders agree that each Documentary Credit shall provide that all drafts and other documents presented thereunder shall be delivered to the Agent and that all payments thereunder shall be made by the Lenders obligated thereon through the Agent. Each Lender shall be severally liable under each Documentary Credit in respect of which it is an Applicable Lender rateably and proportionately in accordance with the respective Lender's Proportions of those Lenders that are Applicable Lenders on the date of the issuance of such Documentary Credit (the "**Applicable Percentage**") and each Documentary Credit shall specify each Applicable Lender's Applicable Percentage of the amount payable thereunder.

(ii) The Agent shall maintain records showing the undrawn and unexpired amount of Documentary Credits outstanding hereunder and each Lender's share of such amount and showing for each Documentary Credit issued hereunder (A) the issuance date and expiration date thereof; (B) the amount thereof; (C) the Applicable Lenders in respect of such Documentary Credit, (D) the date and amount of all payments made thereunder; and (E) for each Applicable Lender in respect of such Documentary Credit, such Lender's Applicable Percentage of the amount

of such Documentary Credit. The Agent shall make copies of such records available to the Borrower or any Lender upon its request.

(e) **Procedure for Issuance of Documentary Credits**: Not later than 10:00 a.m. (Calgary time) on an applicable Issue Date, the Agent, as attorney-in-fact for the Lenders will complete and issue or arrange to have completed and issued the relevant Documentary Credit:

(i) dated the Issue Date specified in the applicable Issue Notice;

(ii) in favour of the beneficiary specified in the applicable Issue Notice;

(iii) in a face amount specified in the applicable Issue Notice; and

(iv) subject to subsection 3.7(b)(iii), with the expiration date specified in the applicable Issue Notice.

Upon issuance of a Documentary Credit, the Agent shall give prompt notice thereof to the Borrower and each Applicable Lender thereunder.

(f) **Payments and Reimbursements of Amounts Drawn Under Documentary Credits**:

(i) The Borrower and each Lender hereby authorize the Agent to review on behalf of each Lender each draft and other document presented under each Documentary Credit in respect of which the Lender is an Applicable Lender. The determination of the Agent as to the conformity of any documents presented under a Documentary Credit to the requirements of such Documentary Credit shall, in the absence of the Agent's gross negligence or wilful misconduct, be conclusive and binding on the Borrower and each Lender. The Agent shall, within a reasonable time following the receipt thereof, examine all documents purporting to represent a demand for payment under any Documentary Credit. The Agent shall promptly after such examination (i) notify each of the Applicable Lenders obligated under such Documentary Credit and the Borrower by telephone (confirmed in writing) of such demand for payment and of the Applicable Percentage for each Lender of such payment; (ii) deliver to each Applicable Lender and the Borrower a copy of each document purporting to represent a demand for payment under such Documentary Credit; and (iii) notify each Applicable Lender and the Borrower whether said demand for payment was properly made under the relevant Documentary Credit. With respect to any drawing determined by the Agent to have been properly made under a Documentary Credit, each Applicable Lender will make its Applicable Percentage of the applicable payment in respect of such Documentary Credit in accordance with its liability under such Documentary Credit and this Agreement, such payment to be made to the Agent for such account as the Agent shall advise. The Agent will make any payments made available to it by the

Applicable Lenders to the beneficiary of such Documentary Credit by promptly crediting the amounts so received, in like funds, to the account identified by such beneficiary in connection with such demand for payment. Promptly following any payment by any Lender in respect of any Documentary Credit, the Agent will notify the Borrower of such payment; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligations to reimburse the Lenders with respect to any such payment. The responsibility of the Agent and the Applicable Lenders in connection with any draft presented for payment under any Documentary Credit shall, in addition to any payment obligation expressly provided for in such Documentary Credit, be limited to determining through the Agent that the documents (including each draft) delivered under such Documentary Credit in connection with such presentment are in conformity with the requirements of such Documentary Credit.

(ii) The Borrower agrees to reimburse each Lender for each payment made by such Lender under any Documentary Credit. The Borrower shall make such reimbursement by paying to the Agent, for the account of the Lenders, the full amount of each payment made by the Lenders. The Borrower shall also pay and reimburse the Lenders for all fees, charges and other costs and expenses incurred by the Lenders in connection with such payment, as notified by the Lenders to the Borrower through the Agent. Each reimbursement payment shall be due and payable on the date on which the Agent notifies the Borrower of the amount of such reimbursement obligation. Notwithstanding the foregoing, if the Borrower does not fully reimburse each Lender for such amounts, the Borrower shall be deemed to have effected a Conversion of such Documentary Credit into (A) a Prime Loan, in the case of a Documentary Credit denominated in Canadian Dollars; and (B) a USBR Loan, in the case of a Documentary Credit denominated in US Dollars, in each case to the extent of the payment made by such Lender thereunder and not reimbursed by the Borrower.

(iii) Subject to the last sentence in subsection 3.7(f)(ii), the reimbursement obligation of the Borrower under any Documentary Credit shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including (A) any lack of validity or enforceability of a Documentary Credit; (B) the existence of any claim, set off, defence or other right which the Borrower may have at any time against a beneficiary, the Agent, a Lender or any other Person, whether in connection with the Loan Documents and the transactions contemplated therein or any other transaction (including any underlying transaction between the Borrower and the beneficiary); (C) any certificate or other document presented with a Documentary Credit proving to be forged, fraudulent or invalid or any statement in it being untrue or inaccurate; (D) the existence of any act or omission or any

misuse of, a Documentary Credit or misapplication of proceeds by the beneficiary, including any fraud in any certificate or other document presented with a Documentary Credit in each case unless, before payment of a Documentary Credit, (1) the Borrower has delivered to the Agent and the Lenders a written notice of the fraud together with a written request that it refuse to honour such drawing, (2) the fraud by the beneficiary has been established to the knowledge of the Agent so as to make the fraud clear or obvious to it, and (3) in the case of fraud in the underlying transaction between the Borrower and the beneficiary, the fraud is of such character as to make the demand for payment by the beneficiary under the Documentary Credit a fraudulent one; or (E) the existence of a Default or Event of Default.

(iv) Neither the Agent nor the Lenders shall be responsible for (A) errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, telecopy or otherwise; (B) errors in interpretation of technical terms; (C) any loss or delay in the transmission of any document required in order to make a drawing; and (D) any consequences arising from causes beyond the control of the Agent or the Lenders, including the acts or omissions, whether rightful or wrongful, of any Governmental Authority. None of the above shall affect, impair, or prevent the vesting of any Lenders' rights or powers under this Agreement. Any action taken or omitted by the Lenders under or in connection with any Documentary Credit taken or omitted in good faith shall not put the Lenders under any resulting liability to the Borrower provided that the Lenders act in accordance with the standards of reasonable care specified in the Uniform Customs and Practice for Documentary Credits (1993 Revision), ICC Publication 500 (or any replacement publication), as such publication may be amended from time to time or otherwise in accordance with the International Standby Practises - ISP98 (ICC Publication No. 590).

(v) The Agent shall not be required to make any payment under the Documentary Credit in excess of the amount received by it from the Lenders for such payment. Promptly after making a payment under a Documentary Credit on behalf of the Lenders liable thereunder, the Agent shall remit to each Lender that remitted funds to the Agent in respect of such payment such Lender's Applicable Percentage of the payments received by the Agent from the Borrower in respect of such payment.

(g) **Indemnification; Nature of Agent's and Lender's Duties**:

In addition to amounts payable as elsewhere provided in this Section 3.7, the Borrower hereby agrees to protect, indemnify, pay and save the Agent and each Lender harmless from and against any and all claims or losses (including reasonable legal fees and expenses) which the Agent and the Lenders may incur or be subject to as a consequence, direct or indirect, of (A) the application for or issuance of or drawing under any Documentary Credit, other than as a result of

the negligence or wilful misconduct of the Agent and the Lenders as determined by a court of competent jurisdiction, provided that the Agent and each Lender acts in good faith; or (B) the failure of the Agent and Lenders to honour a drawing under any Documentary Credit as a result of any act or omission, whether rightful or wrongful, of any present or future *de jure* or *de facto* government or Governmental Authority prohibiting the payment of such drawing.

(h) **Repayments**:

(i) If the Borrower shall have elected to or be required to repay the Borrowings, then the Borrower shall pay to the Agent, to the extent required pursuant to this Agreement and in the amount provided herein, an amount equal to each Lenders' contingent liability in respect of each Documentary Credit (if any) outstanding hereunder, including any Documentary Credit which is the subject matter of any order, judgment, injunction or other such determination (a "**Judicial Order**") restricting payment by any Lenders under and in accordance with such Documentary Credit beyond the expiration date stated therein other than any Judicial Order permanently enjoining the Applicable Lender from paying under such Documentary Credit.

(ii) Each Lender shall, with respect to any Documentary Credit in respect of which it is an Applicable Lender, upon the date on which any final and non-appealable order, judgment or other such determination has been rendered or issued either terminating the applicable Judicial Order or permanently enjoining such Lender from paying under such Documentary Credit, pay to the Borrower an amount equal to the aggregate of the difference between the amount paid to such Lender pursuant to subsection 3.7(h)(i) and the amounts paid by such Lender under such Documentary Credit and interest on such amount determined at such Lender's applicable wholesale deposit rate per annum. This payment obligation shall survive the termination of this Agreement.

(iii) Each Lender shall with respect to any Documentary Credit in respect of which it is an Applicable Lender, upon the earlier of (A) the date on which either the original counterpart of such Documentary Credit is returned to the Agent for cancellation, or such Documentary Credit Lender is released by the beneficiary from any further obligations in respect thereof; and (B) the expiry of such Documentary Credit, pay to the Borrower an amount equal to the aggregate of the difference between the amount paid to such Lender pursuant to subsection 3.7(h)(i) and the amounts paid by such Lender under such Documentary Credit and interest on such amount determined at such Lender's applicable wholesale deposit rate per annum. This payment obligation shall survive the termination of this Agreement.

3.8 Notice of Repayment

The Borrower shall give the Agent, at the Agent's Branch of Account, prior written notice of each repayment of Borrowings in accordance with the same period of notice required pursuant to Section 3.4 for the initial drawdown of the basis of Borrowing being repaid, such notice to be substantially in the form of Schedule "A". Notwithstanding the foregoing,

(a) a Bankers' Acceptance shall only be repaid on its maturity date unless the Borrower shall have complied with subsection 3.5(j) and Section 5.5;

(b) a Libor Loan shall only be repaid on the last day of the applicable Interest Period unless the Borrower pays breakage costs pursuant to Section 5.6; and

(c) a Documentary Credit may be returned for cancellation at any time but shall only be repaid if and to the extent drawn unless the Borrower shall have complied with subsection 3.7(h).

3.9 Pro Rata Treatment of Borrowings

(a) **Pro Rata Borrowings**: Subject to Section 3.3 and subsections 3.7(a) and 3.9(b), each Borrowing and each basis of Borrowing shall be made available by each Lender and all repayments and reductions in respect thereof shall be made and applied in a manner so that the Borrowings and each basis of Borrowing outstanding hereunder to each Lender will, to the extent possible, thereafter be in the same proportion as each Lender's Proportion. The Agent is authorized by the Borrower and each Lender to determine, in its sole and unfettered discretion, the amount of Borrowings and each basis of Borrowing to be made available by each Lender and the application of repayments and reductions of Borrowings to give effect to the provisions of this subsection 3.9(a), and Section 7.2; provided that no Lender shall, as a result of any such determination, have Borrowings outstanding in an amount which is in excess of the amount of its Commitment.

(b) **Agent's Discretion on Allocation**: In the event it is not practicable to:

(i) allocate each basis of Borrowing in accordance with subsection 3.9(a), by reason of the occurrence of circumstances described in Section 11.2 or Section 11.3; or

(ii) allocate Bankers' Acceptances to each Lender in accordance with subsection 3.9(a) such that the aggregate amount of Bankers' Acceptances required to be accepted or purchased by such Lender hereunder is in a whole multiple of Cdn $100,000;

the Agent is authorized to make such allocation as it determines in its sole and unfettered discretion may be equitable in the circumstances but no Lender shall, as a result of any such allocation, have Borrowings outstanding in an amount which is in excess of the amount of its Commitment.

(c) **Further Assurances by Borrower**: To the extent reasonably possible, the Borrower and each Lender agrees to be bound by and to do all things necessary or appropriate to give effect to the provisions of this Section 3.9.

3.10 Conversions

The Borrower may, during the term of this Agreement and if no Event of Default has occurred which is continuing, upon giving the Agent at the Agent's Branch of Account prior written notice of a conversion in accordance with the period of notice and other requirements set out in Section 3.4 (other than delivery of a notice in the form of Schedule "A") in respect of the basis of Borrowing to which any Borrowing is being converted, such notice to be substantially in the form of Schedule "C", convert any basis of Borrowing to another basis of Borrowing; provided that a Bankers' Acceptance may only be converted on its maturity date (unless the Borrower shall have complied with subsection 3.5(j) and Section 5.5), a Libor Loan may only be converted on the last day of the applicable Interest Period (unless the Borrower pays breakage costs to the Lenders calculated in accordance with Section 5.6) and a Documentary Credit may only be converted in accordance with the last sentence in subsection 3.7(f)(ii). On each Conversion Date, the Borrower shall be required to repay to the Agent the basis of Borrowing which is being converted and, subject to the provisions of this Agreement, the Lenders shall be required to make available to the Borrower the Borrowings into which such basis of Borrowing is being converted.

3.11 Rollovers

The Borrower may, during the term of this Agreement, Rollover all or any portion of a Bankers' Acceptance on its maturity date, a Libor Loan at the end of the applicable Interest Period or a Documentary Credit on its expiry date upon giving the Agent at the Agent's Branch of Account prior written notice thereof, substantially in the form of Schedule "D" in respect of Bankers' Acceptances and Libor Loans and Schedule "K" in respect of Documentary Credits, and in accordance with the period of notice and other requirements set out in Section 3.4 applicable to Bankers' Acceptances, Libor Loans or Documentary Credits as applicable (other than delivery of a notice in the form of Schedule "A"), unless immediately prior to the issuance of any Bankers' Acceptance, Libor Loan or Documentary Credit, an Event of Default shall have occurred and be continuing, in which event the Borrower shall be deemed to have converted such Bankers' Acceptance to a Prime Loan or such Libor Loan to a USBR Loan (as described below) pursuant to Section 3.10 and the Borrower shall not be entitled to Rollover such Bankers' Acceptance, Libor Loan or Documentary Credit. In the event notice of a Rollover of an existing Bankers' Acceptance or Libor Loan is not given pursuant to this Section 3.11 or notice of a Conversion of such existing Bankers' Acceptance or Libor Loan is not given pursuant to Section 3.10, such Bankers' Acceptance shall be converted on the maturity date of such Bankers' Acceptance to a Prime Loan and such Libor Loan shall be converted on the last day of the applicable Interest Period to a USBR Loan.

3.12 Notices Irrevocable

All notices delivered by the Borrower hereunder shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

3.13 Extension of Maturity Date

(a) In this Section 3.13, **"Request for Extension"** means a written request by the Borrower to the Agent (in substantially the form of Schedule "I") to have the Lenders, other than those Lenders which were previously Non-Extending Lenders (each a **"Requested Lender"**), extend the Maturity Date applicable to such Requested Lender for a further period of one year.

(b) **Request for Extension**: The Borrower may, from time to time, request an extension of the Maturity Date applicable to the Requested Lenders by sending to the Agent at the Agent's Branch of Account a Request for Extension not less than sixty (60) days and not more than ninety (90) days prior to the date which is two years prior to the then current Maturity Date applicable to the Requested Lenders and the Agent shall forthwith notify the Requested Lenders of such request and each Requested Lender shall acknowledge receipt of such notification. Each Requested Lender shall advise the Agent as to whether it agrees with such request within thirty (30) days of being so notified; provided that in the event a Requested Lender does not so advise the Agent within such thirty (30) day period, such Requested Lender shall be deemed to have advised the Agent that it does not agree with such request (the date on which such Requested Lender so advises the Agent or is deemed to so advise the Agent being the **"Confirmation Date"**). The Agent shall advise the Borrower and the Requested Lenders within two (2) Business Days of the Confirmation Date that a Requested Lender does not agree (or is deemed not to agree) with any Request for Extension.

(c) **Request Refused**: If any Requested Lender receiving a Request for Extension does not agree to such a request (a **"Non Extending Lender"**), each of the other Requested Lenders which do agree to such request shall have the right (but not the obligation) to purchase the Commitment of the Non Extending Lender. Each of the other Requested Lenders (each, a **"Purchasing Lender"**) wishing to exercise its rights to purchase the Commitment of a Non Extending Lender shall, within four (4) Business Days of the Confirmation Date, so notify the Borrower, the Agent, the Non Extending Lender and each of the other Requested Lenders, if any, and such Purchasing Lender shall thereupon be obligated to purchase, and such Non Extending Lender shall thereupon be obligated to sell, not more than fifteen (15) days after the Confirmation Date, that portion of such Commitment which is in the ratio that the Purchasing Lender's Commitment bears to the aggregate of the Commitments of all Purchasing Lenders or as otherwise agreed to by the Borrower and the Purchasing Lenders. The Non Extending Lenders, the Purchasing Lenders, the Agent, the Borrower and each of the other Requested Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to any such purchase.

(d) **Replacement by Borrower**: If a Non Extending Lender's Commitment is not purchased pursuant to subsection 3.13(c), the Borrower may, commencing on the fifth Business Day after the Confirmation Date, replace the Non Extending Lender in accordance with Section 5.4. If the Borrower replaces a Non Extending

Lender's Commitment as provided for herein, the Borrower shall forthwith so notify the Agent and provide to the Agent all particulars relating thereto.

(e) **Prepayment by Borrower**: If a Non-Extending Lender's Commitment is not replaced pursuant to subsection 3.13(c) or 3.13(d), the Borrower may, commencing on the fifth Business Day after the Confirmation Date, but only if no Default or Event of Default has occurred and is continuing, repay all Borrowings (and accrued and unpaid interest thereon) owing to such Non-Extending Lender, together with all other amounts payable hereunder by the Borrower to such Non-Extending Lender with respect to its Commitment, without making corresponding repayment to the other Lenders upon which the Borrower may cancel such Non-Extending Lender's Commitment; upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation (except those expressed to survive the termination of this Agreement) in respect of this Agreement and the Total Commitment shall be reduced by the amount of such Non-Extending Lender's cancelled Commitment.

(f) **Extension**: Provided that the Majority Lenders (after taking into account Commitments purchased or agreed to be purchased pursuant to subsection 3.13(c)), agree with the Request for Extension, the Agent shall deliver to the Borrower a written extension executed by the Agent, on behalf of the Requested Lenders (other than the Non Extending Lenders) (the "**Extending Lenders**") within five (5) Business Days of the Confirmation Date. Upon delivery of such written extension to the Borrower, the Maturity Date applicable to the Extending Lenders shall be extended to a date which is one year from the then current Maturity Date applicable to the Requested Lenders. The Agent shall also notify the Borrower within such period if the Request for Extension has been denied. The failure of the Agent to deliver a written extension shall be deemed to be notification by the Agent to the Borrower that the Requested Lenders have denied the Borrower's request.

(g) **Independent Credit Decision**: The Borrower understands that the consideration of any Request for Extension constitutes an independent credit decision which each Requested Lender retains the absolute and unfettered discretion to make and that no commitment in this regard is hereby given by the Requested Lenders. Unless permitted by the Majority Lenders, the Borrower shall not be entitled to deliver any Request for Extension at any time when a Default or an Event of Default has occurred and is continuing.

(h) **Partial Extensions**: If a written extension is delivered by the Agent to the Borrower in circumstances where there are Non Extending Lenders and all of the Commitments of such Non Extending Lenders are not assigned or repaid in accordance with subsection 3.13(d) or 3.13(e):

(i) the Maturity Date applicable to such Non Extending Lenders shall not be extended; and

(ii) prior to such Maturity Date, the remaining Commitments of such Non Extending Lenders shall continue and such Non Extending Lenders shall continue to be obligated to make available its Lender's Proportion of Drawdowns until such Maturity Date.

ARTICLE IV
[INTENTIONALLY DELETED]

ARTICLE V
REPAYMENT AND PREPAYMENT

5.1 Optional Repayment Without Reduction of Commitment

Subject to Section 3.8, the Borrower may, without penalty or premium, at any time prior to the Maturity Date applicable to a Lender, repay the whole or any part of the Borrowings outstanding to such Lender together with accrued interest thereon to the date of such repayment; provided that the Borrower shall not repay only a portion of a Borrowing unless the repaid portion paid to all Lenders is equal to or exceeds, in the relevant currency, the minimum amount required pursuant to Section 3.4 for Drawdowns of the type of Borrowing proposed to be repaid. Any optional repayment pursuant to this Section 5.1 shall not reduce the Total Commitment or the Commitment of any Lender.

5.2 Mandatory Repayment on Maturity Date

On the Maturity Date applicable to a Lender, such Lender's Commitment shall be reduced to zero and the Borrower shall repay all Borrowings and other Loan Indebtedness owing to such Lender.

5.3 Cancellation of Commitment and Prepayment

Subject to Section 3.8, the Borrower may, without penalty or premium, at any time during the term of this Agreement upon three (3) Business Days' prior written notice substantially in the form of Schedule "A", cancel all of the Total Commitment or any portion thereof in minimum amounts of Cdn $1,000,000 and multiples of Cdn $100,000 above such amount if, on or prior to the last day of such notice period, the Borrower has:

(a) prepaid or otherwise reduced Borrowings outstanding to each Lender in an amount equal to the amount by which Borrowings outstanding to such Lender would otherwise be in excess of such Lender's Commitment immediately after the reduction of the Total Commitment provided for in such notice;

(b) paid all accrued interest and other charges and fees in respect of the Borrowings being repaid or reduced as aforesaid; and

(c) to the extent applicable, paid all other amounts then due and owing under the Loan Documents.

Any such notice of cancellation is irrevocable and the amount of the Commitment of each Lender so cancelled and reduced may not be reinstated hereunder.

5.4 Cancellation of a Lender's Commitment

If:

(a) a Lender does not agree to make Borrowings available in respect of a Takeover;

(b) a Lender becomes a Non-Extending Lender pursuant to Section 3.13;

(c) any payment is required to be made by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 7.3;

(d) Additional Compensation is payable by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 11.2;

(e) a Lender is affected by the provisions of Section 11.3 and all of the other Lenders are not so affected; or

(f) a Lender withholds its consent or approval following a request of the Borrower pursuant to this Agreement and, as a result, the consent of the Majority Lenders or all of the Lenders (as applicable) cannot be obtained to such request;

(any such Lender being called herein the "**Affected Lender**"),

then the Borrower may so long as no Default or Event of Default has occurred and is continuing:

(i) upon at least five (5) Business Days prior written notice to the Agent, irrevocably cancel all but not part of the Affected Lender's Commitment if on or prior to the last day of such notice period the Borrower has prepaid or otherwise reduced all Borrowings outstanding to such Lender, and paid all accrued interest and other charges and fees in respect of such Borrowings; and

(ii) at the Borrower's option but with the consent of the Agent, such consent not to be unreasonably withheld, and within thirty (30) days of any such cancellation, arrange for a replacement lender (which may be one of the Lenders) to replace all but not part of the Affected Lender's Commitment and any such replacement lender shall be novated into this Agreement in the place and stead of the Affected Lender;

provided that in the case of (f) above, all such Affected Lenders shall either be replaced or have their Commitments cancelled pursuant to the provisions of this Section 5.4.

5.5 Early Repayment of Bankers' Acceptances

The Borrower shall not cancel all or any portion of the Total Commitment pursuant to Section 5.3 or 5.4 if the Borrowings required to be repaid to a Lender as a result thereof include Bankers' Acceptances accepted by such Lender with a maturity date falling subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower pays to the Agent at the Agent's Accounts for Payments, for the account of such Lender, the amount determined in accordance with subsection 3.5(j).

5.6 Early Repayment of Libor Loans

The Borrower shall not cancel all or any portion of the Total Commitment pursuant to Section 5.3 or 5.4 if the Borrowings required to be repaid to the Lenders as a result thereof include any Libor Loan with an Interest Period ending subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower pays to the Agent at the Agent's Accounts for Payments, for the account of the Lenders, all costs, losses, premiums and expenses incurred by the Lenders by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such loan or any part thereof on other than the last day of the applicable Interest Period. Any Lender, upon becoming entitled to be paid such costs, losses, premiums and expenses, shall deliver to the Borrower and the Agent a certificate of the Lender certifying as to such amounts and, in the absence of manifest error, such certificate shall be conclusive and binding for all purposes.

5.7 Evidence of Indebtedness

The Agent shall open and maintain on the books of the Agent's Branch of Account, accounts and records evidencing the Borrowings and other amounts owing by the Borrower to the Agent and each Lender under this Agreement (the "**Accounts**"). The Agent shall enter therein the amount of such Borrowings and each payment of principal of and interest on the Borrowings and fees and other amounts payable pursuant to this Agreement and shall record the Bankers' Acceptances accepted by each Lender and all other amounts becoming due to the Agent and each Lender under this Agreement. The Accounts constitute, in the absence of manifest error, *prima facie* evidence of the indebtedness of the Borrower to the Agent and each Lender pursuant to this Agreement, the date each Lender made each Borrowing available to the Borrower and the amounts the Borrower has paid from time to time on account of the principal of and interest on the Borrowings, fees payable pursuant to this Agreement and other amounts owing hereunder. The Agent shall, from time to time, provide to the Borrower copies of such accounts and records upon the Borrower's request and at the Borrower's expense.

5.8 Currency Excess

(a) If the Agent determines that the Outstanding Principal based on the Equivalent Amount of all US$ Borrowings exceeds the Total Commitment (the amount of such excess is herein called the "**Currency Excess**"), then, upon written request by the Agent (which request shall detail the applicable Currency Excess), the Borrower shall either repay sufficient Borrowings to remove the Currency Excess or collateralize the Currency Excess in accordance with subsection 5.8(b)

(i) within 10 Business Days if the Currency Excess exceeds 2% of the Total Commitment and (ii) by the later of the tenth Business Day after such request and the next Drawdown Date, Rollover Date or Conversion Date in all other cases.

(b) If and to the extent that the Borrower fails to make sufficient repayments to eliminate such Currency Excess as provided in subsection 5.8(a) (the remainder thereof being herein called the "**Currency Excess Deficiency**"), the Borrower shall place an amount equal to the Currency Excess Deficiency on deposit with the Agent in an interest-bearing account with interest at rates prevailing at the time of deposit for the account of the Borrower, to be assigned to the Agent on behalf of the Lenders by instrument satisfactory to the Agent and to be applied to maturing Bankers' Acceptances or Libor Loans (converted if necessary at the exchange rate for determining the Equivalent Amount on the date of such application). The Agent is hereby irrevocably directed by the Borrower to apply any such sums on deposit to maturing Borrowings as provided in the preceding sentence. Upon the Currency Excess being eliminated as aforesaid or by virtue of subsequent changes in the exchange rate for determining the Equivalent Amount, then, provided no Default or Event of Default is then continuing, such funds on deposit, together with interest thereon, shall be returned to the Borrower.

ARTICLE VI
PAYMENT OF INTEREST AND FEES

6.1 Interest on Prime Loans

The Borrower shall pay interest in Canadian Dollars to the Agent at the Agent's Accounts for Payments on behalf of each Lender on each Prime Loan at a rate per annum (based on a year of 365 days, or 366 days, as applicable) equal to the Prime Rate plus the applicable Margin in effect on the date for which such interest is calculated. A change in the Prime Rate will simultaneously cause a corresponding change in the interest payable for a Prime Loan without the necessity of any notice to the Borrower. Such interest is payable monthly in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of such Prime Loan outstanding in such period based on the actual number of days elapsed in the period for which such interest is payable.

6.2 Interest on USBR Loans

The Borrower shall pay interest in United States Dollars to the Agent at the Agent's Accounts for Payments on behalf of each Lender on each USBR Loan at a rate per annum (based on a year of 365 days, or 366 days, as applicable) equal to the U.S. Base Rate plus the applicable Margin in effect on the date for which such interest is calculated. A change in the U.S. Base Rate will simultaneously cause a corresponding change in the interest payable for a USBR Loan without the necessity of any notice to the Borrower. Such interest is payable monthly in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on

which such interest is to be paid and the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of such USBR Loan outstanding in such period based on the actual number of days elapsed in the period for which such interest is payable.

6.3 Interest on Libor Loans

The Borrower shall pay interest in United States Dollars to the Agent at the Agent's Accounts for Payments on behalf of each Lender on each Libor Loan at a rate per annum (based on a 360 day year) equal to the Libor Rate for the applicable Interest Period plus the applicable Margin in effect on the date for which such interest is calculated. Such interest is payable in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of such Libor Loan outstanding in such period based on the actual number of days elapsed in the period for which such interest is payable.

6.4 BA Acceptance Fee

The Borrower shall pay acceptance fees in Canadian Dollars for Bankers' Acceptances to the Agent on behalf of the Lenders at the Agent's Accounts for Payments. Such acceptance fees are payable forthwith upon the acceptance of each Bankers' Acceptance issued by the Borrower at a rate per annum equal to the applicable Margin in effect on the acceptance of Banker's Acceptances denominated in Canadian Dollars multiplied by the face amount of such Bankers' Acceptance multiplied by the number of days in the term of such Bankers' Acceptance and divided by 365. BA Acceptance Fees payable to the Lenders pursuant to this Section 6.4 shall be paid in the manner specified in Section 3.5. All fees payable pursuant to this Section 6.4 on any date in respect of any issuance of Bankers' Acceptances shall be calculated by the Agent and payable by the Borrower based on the applicable Margin in effect on such date; provided that if during the term of any such Bankers' Acceptance a change in the applicable Margin occurs as a result of a change in the Consolidated Debt to Capitalization Ratio, the BA Acceptance Fees shall be adjusted in accordance with Section 6.13.

6.5 Documentary Credit Fees

The Borrower shall pay to the Agent, for and on behalf of the Applicable Lenders, at the Agent's Accounts for Payments, a Documentary Credit fee with respect to each outstanding Documentary Credit at a rate per annum equal to the applicable Margin (based on a year of 365 days, or 366 days, as applicable) in effect from time to time, calculated on a daily basis on the face amount of each such outstanding Documentary Credit for the period commencing on and including the date of issue of such Documentary Credit or the date immediately following the last date up to which such fee has previously been calculated and paid, as the case may be, to and including the last day of the Fiscal Quarter or the expiry date of the Documentary Credit, as the case may be, and payable quarterly in arrears on the first Business Day of each Fiscal Quarter. The Borrower shall pay to the Agent, for and on behalf of the Applicable Lenders, the Agent's and each Applicable Lender's reasonable set up fees, cable charges and other customary miscellaneous charges in respect of the issue of Documentary Credits in respect of which it is an

Applicable Lender and upon the amendment of each Documentary Credit and each drawing made thereunder, and reasonable and customary documentary and administrative charges for amending or drawing under, as the case may be, Documentary Credits of a similar amount, term and risk.

6.6 Interest on Overdue Amounts

The Borrower shall, on demand, pay to the Agent on behalf of each Lender at the Agent's Accounts for Payments interest on all overdue payments in connection with this Agreement from the date any such payment becomes overdue and for so long as such amount remains unpaid at a rate per annum which is equal to:

(a) if the overdue payment is in respect of amounts due in Canadian Dollars, the interest rate then applicable to Prime Loans plus one percent (1%); and

(b) if the overdue payment is in respect of amounts due in United States Dollars, the interest rate then applicable to USBR Loans plus one percent (1%).

Such interest on overdue amounts shall be computed daily, compounded monthly and shall be payable both before and after default, maturity and judgment.

6.7 Standby Fees

The Borrower shall pay standby fees in Canadian Dollars to the Agent on behalf of each Lender at the Agent's Accounts for Payments quarterly in arrears on the first Business Day of each calendar quarter in each year during the term of this Agreement from the Closing Date to the Maturity Date applicable to such Lender commencing with the first Business Day of the calendar quarter following the month in which the Closing Date occurs. Each payment of standby fees shall be calculated for the period commencing on and including the Closing Date or the date immediately following the last date up to which such standby fees have been calculated and paid hereunder, as the case may be, up to and including the last day of the quarter for which such standby fees are to be paid or the Maturity Date, as the case may be. Such standby fees shall be calculated on a daily basis at a rate per annum equal to the applicable Margin (based on a year of 365 days, or 366 days, as applicable) in effect on each day during such period calculated on the amount, if any, of the difference obtained by subtracting the Outstanding Principal (converted to an Equivalent Amount of Cdn$ if applicable) owing to such Lender during such period from the amount of such Lender's Commitment in effect during such period.

6.8 Utilization Fee

In addition to the Margin, the Borrower shall pay a utilization fee (the "**Utilization Fee**") in Canadian Dollars to the Agent on behalf of the Lenders at the Agent's Accounts for Payments on Borrowings if at any time and for so long as the aggregate of the Equivalent Amount in Canadian Dollars of all Borrowings hereunder is greater than 66 2/3% of the Total Commitment (an "**Overage**"). The Utilization Fee shall be calculated on a daily basis at a rate per annum equal to the applicable Margin (based on a year of 365 days, or 366 days, as applicable) in effect on each day during the relevant period and on the aggregate amount of all Borrowings (converted to an Equivalent Amount of Canadian Dollars if applicable) outstanding during such

Overage. The Utilization Fee shall be payable quarterly in arrears by the Borrower on the first Business Day of each calendar quarter and on the Maturity Date, as applicable. Each payment of Utilization Fees shall be calculated for the period commencing on and including the first day of the immediately prior calendar quarter or the date of this Agreement, as the case may be, up to and including the last day of such immediately prior calendar quarter or the Maturity Date but only for each day in any such period during which there was an Overage.

6.9 Agent's Fees

The Borrower shall pay agency fees to the Agent for the Agent's sole account at the Agent's Accounts for Payments at the time or times and in the amount agreed to in writing by the Borrower and the Agent. Such fees shall, for purposes of this Agreement, be deemed to be an amount payable pursuant to this Agreement.

6.10 Maximum Rate Permitted by Law

Under no circumstances shall a Lender be entitled to receive nor shall it in fact receive a payment or partial payment of interest, fees or other amounts under this Agreement at a rate that is prohibited by applicable law. Accordingly, notwithstanding anything herein or elsewhere contained, if and to the extent that under any circumstances, the effective annual rate of "interest" (as defined in section 347 of the *Criminal Code of Canada*) received or to be received by a Lender (determined in accordance with such section) on any amount of "credit advanced" (as defined in that section) pursuant to these presents or any agreement or arrangement collateral hereto entered into in consequence or implementation hereof would, but for this Section 6.10, be a rate that is prohibited by applicable law, then the effective annual rate of interest, as so determined, received or to be received by the Lender on such amount of credit advanced shall be and be deemed to be adjusted to a rate that is one whole percentage point less than the lowest effective annual rate of interest that is so prohibited (the "adjusted rate"); and, if the Lender has received a payment or partial payment which would, but for this Section 6.10, be so prohibited then any amount or amounts so received by the Lender in excess of the adjusted rate shall and shall be deemed to have comprised a credit to be applied to subsequent payments on account of interest, fees or other amounts due to the Lender at the adjusted rate.

6.11 Nominal Rates

The theory of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement, in any note, bankers' acceptance or other evidence of indebtedness or in any Loan Document now or hereafter taken by the Agent or any Lender for the obligations of the Borrower under this Agreement, or any other instrument referred to herein, and all interest and fees payable by the Borrower to the Lender, shall accrue from day to day, computed as described herein in accordance with the "nominal rate" method of interest calculation.

6.12 Waiver

To the extent permitted by law, any provision of the *Judgment Interest Act* (Alberta) and the *Interest Act* (Canada) which restricts the rate of interest on any judgment debt shall be inapplicable to this Agreement and is hereby waived by the Borrower.

6.13 Margin Changes; Adjustments for Margin Changes

(a) Any change in the Margin due to a change in the Consolidated Debt to Capitalization Ratio shall become effective on the first day of the calendar month immediately following the date on which the Borrower delivers the Financial Statements (and accompanying Compliance Certificate) which reflect such Consolidated Debt to Capitalization Ratio; provided that if the Borrower fails to deliver the applicable Financial Statements and Compliance Certificate within the time permitted by subsection 9.1(l), then, unless the Majority Lenders otherwise agree, the Margin shall be based upon Level 4 for the period from the day immediately following the latest date permitted hereunder for delivery of such Financial Statements and Compliance Certificate until the date of delivery thereof in which case the Margin shall be based on the Consolidated Debt to Capitalization Ratio reflected in such Financial Statements until further changed in accordance herewith.

(b) For any Borrowings outstanding as of the effective date of a change in the Margin:

(i) in the case of increases in such rates per annum, the Borrower shall pay to the Agent for the account of the Lenders such additional interest or fees, as the case may be, as may be required to give effect to the relevant increases in the interest or fees payable on or in respect of such Borrowings from and as of the effective date of the relevant increase in rates;

(ii) in the case of decreases in such rates per annum, the Borrower shall receive a credit against subsequent interest payable on Borrowings pursuant to Section 6.1, 6.2 or 6.3, acceptance fees payable pursuant to Section 6.4, Documentary Credit fees payable pursuant to Section 6.5 or a Utilization Fee payable pursuant to Section 6.8 to the extent necessary to give effect to the relevant decreases in the interest or fees payable on or in respect of such Borrowings from and as of the effective date of the relevant decrease in rates; and

(iii) in respect of acceptance fees payable pursuant to Section 6.4, such acceptance fees shall be adjusted by determining the acceptance fees payable based on the Margin in effect (and any changes thereto) on each day of the term of such Bankers' Acceptances.

(c) The payments required by subsection 6.13(b)(i) shall be made on (i) the next Interest Payment Date (in the case of outstanding Prime Loans, USBR Loans and Libor Loans), (ii) the earlier of the next Rollover Date or Conversion Date or, if the relevant Interest Period is longer than three months, the last Business Day of each three month period during such Interest Period (in the case of outstanding Bankers' Acceptances), and (iii) the earlier of the next Rollover Date or the first Business Day of the next Fiscal Quarter (in the case of outstanding Documentary Credits). The adjustments required by subsection 6.13(b)(ii) shall be accounted

for in successive interest and fee payments by the Borrower until the amount of the credit therein contemplated has been fully applied; provided that, upon satisfaction in full of all Loan Indebtedness and cancellation of the Total Commitment in accordance herewith, the Lenders shall pay to the Borrower an amount equal to any such credit which remains outstanding.

6.14 Interest Act

Whenever a rate of interest hereunder is calculated on the basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

ARTICLE VII
PAYMENT AND TAXES

7.1 Time, Place and Currency of Payment

Payments of principal, interest, fees and all other amounts payable by the Borrower pursuant to this Agreement shall be paid for value at or before 10:00 a.m. (Calgary time) on the day such amount is due. If any such day is not a Business Day, such amount shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day and such extension of time shall in such case be included in the computation of the payment of any interest or fees payable under this Agreement. All payments shall be made at the Agent's Accounts for Payments. Receipt by the Agent from the Borrower of funds pursuant to this Agreement, as principal, interest, fees or otherwise, shall be deemed to be receipt of such funds by the Agent or Lenders, as the case may be.

7.2 Application of Payments Prior to an Event of Default

Except as otherwise agreed to by the Lenders in their sole discretion, all payments made by or on behalf of the Borrower pursuant to this Agreement prior to the delivery of an Acceleration Notice pursuant to Section 10.2 or the occurrence of an Event of Default under subsection 10.1(b) or 10.1(c) shall be applied rateably, without preference or priority, among the Lenders and the Agent in accordance with the respective amounts as follows:

(a) firstly, in payment of any amounts due and payable as and by way of recoverable expenses hereunder;

(b) secondly, in payment of any amounts due and payable as and by way of the Agent's fees referred to in Section 6.9;

(c) thirdly, in payment of any amounts due and payable as and by way of the standby fees referred to in Section 6.7;

(d) fourthly, in payment of any amounts due and payable and by way of interest on Borrowings pursuant to Section 6.1, 6.2 or 6.3, BA Acceptance Fees pursuant to

Section 6.4, Documentary Credit fees pursuant to Section 6.5, interest on overdue amounts pursuant to Section 6.6 and any Utilization Fee pursuant to Section 6.8; and

(e) fifthly, in payment of any amounts (other than Borrowings) then due and payable by the Borrower hereunder other than amounts hereinbefore referred to in this Section 7.2.

with the balance to be applied to repay or otherwise reduce Borrowings in a manner so that the Borrowings and each basis of Borrowing outstanding hereunder to each Lender will, to the extent possible, be in the same proportion as the Lender's Proportion of such Lender.

7.3 Taxes

The Borrower shall make all payments to the Agent on behalf of the Lenders without set off or counterclaim, free and clear of, and without deduction for or on account of, any Tax. If any Tax is deducted or withheld from any payments, the Borrower shall promptly remit to the Agent on behalf of the Lenders the equivalent of the amounts so deducted or withheld together with such additional amounts as may be necessary so that after making all required deductions or withholdings, including deductions or withholdings applicable to additional amounts paid under this Section 7.3, each Lender shall receive an amount equal to the amount it would have received if no deduction or withholding had been made. The Borrower, if required by the Agent, shall also provide to the Agent the relevant official receipts or other evidence satisfactory to the Agent evidencing payment to the appropriate taxing authority of each such Tax by the Borrower on behalf of the Lenders. If following the making of any payment by the Borrower under this Section 7.3, any Lender is granted a credit against or refund in respect of any tax payable by it in respect of the Taxes to which such payment relates, such Lender shall (subject to the Borrower having paid the relevant amount payable under this Section 7.3) to the extent that it is satisfied that it can do so without prejudice to the retention of the amount of such credit or refund, reimburse the Borrower such amount as the Lender shall certify to be the proportion of such credit or refund as will leave the Lender, after such reimbursement, in no worse or better position than it would have been in if the relevant Taxes had not been imposed upon, or the relevant amounts in respect of the relevant Taxes had not been deducted or withheld in respect of, the payment by the Borrower as aforesaid. Each such Lender shall, at the Borrower's expense, file such documents and do such things as may be reasonably necessary to obtain such credit or refund.

ARTICLE VIII
CONDITIONS PRECEDENT TO DISBURSEMENT OF THE BORROWINGS

8.1 Conditions Precedent to Initial Borrowing

The obligation of each Lender to make available the Initial Borrowing pursuant to Section 3.4 is subject to and conditional upon the satisfaction on or prior to the initial Drawdown Date of the following conditions precedent or waiver thereof by the Agent on behalf of the Lenders:

(a) **No Event of Default**: as of such Drawdown Date there exists no Default or Event of Default which has occurred and is continuing and no Acceleration Notice has otherwise been delivered by the Agent to the Borrower pursuant to Section 10.2;

(b) **Representations and Warranties True**: the representations and warranties contained in Article 2 are true and correct as of such Drawdown Date;

(c) **Completion of Spin-Off Transaction**: the Agent shall have received satisfactory evidence that the Spin-Off Transaction has been completed (except for funds flow) and that all necessary corporate, governmental and other material third party approvals, acknowledgements, directions and consents relating thereto have been obtained in a form satisfactory to the Lenders;

(d) **Receipt of Documentation**: the Agent shall have received, in sufficient numbers for distribution to each of the Lenders in form and substance satisfactory to the Agent and Lenders, the following:

(i) a duly executed copy of this Agreement;

(ii) a duly executed Compliance Certificate (excluding therefrom paragraphs 2, 5 and 6);

(iii) a certificate of status or similar evidence of existence in respect of the Borrower and AltaGas under the laws of their respective jurisdictions of formation;

(iv) copies of the articles of incorporation and by laws of each of the Borrower and AltaGas, certified in each case by a senior officer of the Borrower;

(v) a copy of a resolution of the board of directors of the Borrower relating to its authority to execute, deliver and perform its obligations under the Loan Documents and the manner in which and by whom the Loan Documents are to be executed and delivered, certified in each case by a senior officer of the Borrower, as of the Closing Date;

(vi) a certificate dated as of the Closing Date setting forth specimen signatures of the individuals who will be executing the Loan Documents on behalf of the Borrower, certified by a senior officer of the Borrower;

(vii) a certificate on behalf of the Borrower certified by a senior officer of the Borrower dated as of such Drawdown Date certifying that all applicable representations and warranties set forth in this Agreement are true and correct as of that date and that, other than as noted therein, the conditions precedent set out in this Section 8.1 have been satisfied and no Default or Event of Default has occurred and is continuing;

(viii) an opinion of Stikeman Elliott LLP, counsel to the Borrower, addressed to the Agent, each Lender and Macleod Dixon LLP, counsel to the Agent and the Lenders, with respect to the Borrower, the Loan Documents, and the transactions provided for therein and the legal, valid, binding and enforceable nature thereof, substantially in the form attached as Schedule "H" hereto;

(ix) an opinion of Macleod Dixon LLP, counsel to the Agent and the Lenders, addressed to the Agent and each Lender with respect to the Loan Documents and the transactions provided for therein, in form and substance satisfactory to the Lenders, acting reasonably;

(x) audited annual consolidated financial statements of AltaGas Utility Holdings Inc. for the fiscal years ending December 31, 2003 and December 31, 2004, all in form and substance satisfactory to the Lenders; and

(xi) such other closing documents and documentation which the Agent may reasonably request;

(e) **No Proceedings**: no suits or proceedings (including proceedings by or before any arbitrator, government commission, board, bureau or other administrative agency) to enjoin or restrict this credit facility or the Spin-Off Transaction are pending or, to the knowledge of the Borrower, threatened and which suits or proceedings, if determined adversely would have a Material Adverse Effect and in respect of which there is a reasonable possibility of an adverse determination; and

(f) **Upfront Fees**: the Agent shall have received payment or satisfactory assurances of payment of all upfront fees payable by the Borrower.

8.2 Continuing Conditions Precedent

The obligation of each Lender to make available any Borrowings pursuant to Section 3.4, 3.10 or 3.11 is subject to and conditional upon the satisfaction that on each Drawdown Date, Conversion Date and Rollover Date there exists, with respect to Drawdowns pursuant to Section 3.4, no Default or Event of Default or, with respect to Borrowings pursuant to Sections 3.10 and 3.11, no Event of Default, in each case which is continuing and no Default or Event of Default would arise as a result of such Borrowings after giving effect to such Borrowings and the receipt and application of the net proceeds of such Borrowings and, with respect to Drawdowns pursuant to Section 3.4, the representations and warranties referred to in Section 2.1 being true and correct as at each such date as if made at and as of the applicable Drawdown Date.

8.3 Waiver of a Condition Precedent

The terms and conditions of Sections 8.1 and 8.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent by or with the prior consent of the Lenders in accordance with subsection 12.12(b) in whole or in part with or without terms or

conditions, in respect of all or any portion of the Borrowings, without affecting the right of the Lenders to assert such terms and conditions in whole or in part in respect of any other Borrowing.

ARTICLE IX
COVENANTS OF THE BORROWER

9.1 Positive Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Payment and Performance**: the Borrower shall duly and punctually pay all sums of money due by it hereunder and the Borrower and the Subsidiaries shall perform all other obligations on their part to be performed under the terms of the Loan Documents at the times and places and in the manner provided for therein;

(b) **Existence of the Borrower**: the Borrower shall maintain its existence in good standing under the laws of the jurisdiction of its formation and register and qualify and remain registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to be so registered or qualified does not have a Material Adverse Effect;

(c) **Existence of the Subsidiaries**: the Borrower shall cause each of its Subsidiaries to maintain its existence in good standing under the laws of the jurisdiction of its formation and shall cause each to duly register and qualify and remain duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by its makes such registration or qualification necessary, except to the extent that failure to be in good standing or to be so registered or qualified does not have a Material Adverse Effect;

(d) **Maintenance of Assets**: the Borrower shall and shall cause each of its Subsidiaries to maintain and operate all of its material properties and assets in a good and workmanlike manner and in accordance with generally accepted industry practice and conduct its business in a proper and prudent manner and maintain and preserve its assets and properties except to the extent that failure to do so does not have a Material Adverse Effect, and the Borrower shall cause each of its Subsidiaries to comply with all of its obligations under all agreements and instruments to which it is a party or by which it is bound or affected, except to the extent that failure to do so does not have a Material Adverse Effect;

(e) **General Insurance**: the Borrower shall and shall cause each of its Subsidiaries to (and shall use reasonable commercial efforts to cause Heritage to) maintain in full force and effect with insurers of recognized standing such policies of insurance (including insurance in connection with the disposal, handling, storage,

transportation or generation of hazardous materials) on such terms and in such amounts (including deductibles, co insurance and self insurance in accordance with generally accepted industry practice) covering the properties and operations of the Borrower and its Subsidiaries as is customarily maintained by Persons engaged in the same or similar business in accordance with generally accepted industry practice;

(f) **Compliance With Laws and Regulations**: the Borrower shall and shall cause each of its Subsidiaries to:

(i) make all required regulatory filings and otherwise comply in all respects with all applicable laws, rules, regulations and orders of governmental authorities, including Environmental Laws; and

(ii) observe and conform in all respects to all valid requirements of any Governmental Authority relative to any of its assets and all covenants, terms and conditions of all agreements upon or under which any of its assets are held;

except to the extent failure to so comply or failure to so observe and conform does not have a Material Adverse Effect;

(g) **Notice of Environmental Damage**: the Borrower shall, promptly upon acquiring knowledge thereof, provide the Agent with written notice of the discovery of any contaminant or of any spill, discharge, deposit, escape or release of a contaminant into the environment from or upon any land or property owned, leased or otherwise occupied by the Borrower or its Subsidiaries which has a Material Adverse Effect;

(h) **Additional Environmental Information**: the Borrower shall, upon the request of the Agent (acting reasonably), make available for discussion with the Lenders at all reasonable times the senior officers of the Borrower primarily responsible for the environmental activities and affairs of the Borrower and its Subsidiaries;

(i) **Notice of Material Adverse Effect**: the Borrower shall provide prompt written notice to the Agent of any matter of which it is aware that has a Material Adverse Effect;

(j) **Notice of Defaults**: the Borrower shall provide prompt written notice to the Agent of any Default or Event of Default upon it or any of its Subsidiaries becoming aware thereof;

(k) **Payment of Taxes and Government Levies**: the Borrower shall and shall cause each of its Subsidiaries to pay or cause to be paid all rents, Taxes, rates, levies, royalties and assessments, ordinary or extraordinary, government fees, dues, and other obligations to pay money validly levied, assessed or imposed upon it, or upon its properties or any part thereof, as and when the same become due and payable, except to the extent that failure to do so does not have a Material

Adverse Effect, or except to the extent and for so long as the Borrower or such Subsidiary shall contest in good faith its obligation to do so if in such case the Lenders shall be satisfied, acting reasonably, that any such contestation will involve no risk of loss of any material part of the property of the Borrower and its Subsidiaries taken as a whole; and it will exhibit to the Lenders, when reasonably required, the receipts and vouchers establishing such payment;

(l) **Maintenance of Books and Records; Inspection**: the Borrower shall and shall cause its Subsidiaries to keep proper and adequate records and books of account in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with Generally Accepted Accounting Principles and, upon the request of the Agent, make the same available for confidential inspection by the Agent and the Lenders and their respective employees at all reasonable times, and the Borrower shall permit representatives of the Agent and Lenders from time to time to visit and inspect any property of the Borrower or any Subsidiary at all reasonable times during normal business hours;

(m) **Financial Disclosure**: the Borrower shall furnish to the Agent:

(i) as soon as publicly available and in any event within one hundred and twenty (120) days after the end of each Fiscal Year of the Borrower, the audited consolidated annual Financial Statements as at the end of such Fiscal Year; and

(ii) as soon as publicly available and in any event within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, the unaudited consolidated interim Financial Statements;

(n) **Compliance Certificate**: the Borrower shall furnish to the Agent within one hundred and twenty (120) days after the end of each Fiscal Year of the Borrower and within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, a duly executed and completed Compliance Certificate executed by a senior financial officer of the Borrower together with such back up information as the Agent may reasonably require;

(o) **Reports**: the Borrower shall furnish to the Agent all financial statements, proxy statements, notices and reports as the Borrower shall send to its shareholders generally;

(p) **Additional Information**: the Borrower shall furnish to the Agent any additional information regarding the business affairs, operations, properties and assets and financial condition of the Borrower and its Subsidiaries as the Agent may reasonably request from time to time, provided, however that the Borrower is not restricted from furnishing such information to the Agent by contract or by law;

(q) **Ranking with Other Debt**: the Borrower shall ensure that at all times all payment obligations of each of the Borrower and the Subsidiary Guarantors under

the Loan Documents to which it is a party rank and will in all events and circumstances rank at least pari passu in right of payment with its other most senior unsecured Indebtedness for borrowed money, other than payment obligations preferred by statute or by operation of law;

(r) **Further Assurances**: the Borrower shall, within thirty (30) days after notice thereof from the Agent, do all such further acts and things and execute and deliver all such further documents as shall be reasonably required by the Agent in order to ensure the terms and provisions of the Loan Documents are fully performed and carried out and to ensure that each material provision of each Loan Document to which the Borrower is a party is and continues to be a valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect);

(s) **Notice of Litigation**: the Borrower shall provide prompt written notice to the Agent of any actions, suits or proceedings threatened or pending against the Borrower or any of its Subsidiaries of which it is aware and which, if determined adversely, would reasonably be expected to have a Material Adverse Effect and in respect of which there is a reasonable possibility of an adverse determination;

(t) **Notice of Debt Rating**: the Borrower shall provide prompt written notice to the Agent of any advice from any Designated Rating Agency that it has established a Debt Rating or changed the Debt Rating assigned by it;

(u) **Ownership of AltaGas**: the Borrower shall ensure at all times that AltaGas is at all times a wholly-owned Subsidiary of the Borrower; and

(v) **Corporate Structure**: the Borrower shall provide the Agent with an updated organizational chart promptly after any additions or deletions are made to any of the Subsidiaries or the ownership structure thereof.

9.2 Negative Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Restriction on Amalgamation etc.**: the Borrower shall not, and shall not permit any of its Subsidiaries to, enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called a "**Successor**") whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (each a "**Transaction**") unless the transaction would otherwise be permitted under Section 9.2(d) or:

(i) in the case of a Transaction under which the Successor is a successor to the Borrower or a Subsidiary Guarantor, prior to or contemporaneously with the consummation of such Transaction:

(A) the Successor will be bound by or have assumed all the covenants and obligations of the Borrower or Subsidiary Guarantor, as applicable, under the Loan Documents to which it is a party;

(B) the Loan Documents to which the Borrower or Subsidiary Guarantor, as applicable, was a party immediately prior to entering into the Transaction will be valid and binding obligations of the Successor (whether by assumption or otherwise) enforceable against such Successor and entitling the Lenders, as against such Successor, to exercise all their rights under, as applicable, such Loan Documents (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally and by moratorium laws from time to time in effect);

and provided that the Successor shall also execute and/or deliver to the Lenders such documents (including legal opinions of counsel to such Successor), if any, as may, in the reasonable opinion of the Lenders, be necessary to effect or establish (A) and (B) above;

(ii) the Successor is:

(A) a corporation with limited liability governed (as to corporate matters) by the federal laws of Canada or the laws in force in a province of Canada other than Quebec (in the case of the Borrower or a Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal or state laws of the United States (in the case of a Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction); or

(B) a limited or general partnership formed under and governed (as to partnership matters) by, and each general partner of which is a corporation with limited liability governed (as to corporate matters) by, the federal laws of Canada or the laws in force in a province of Canada other than Quebec (in the case of the Borrower or a Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal or state laws of the United States (in the case of a Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction); or

(C) a trust formed under and governed (as to trust matters) by, and the trustee of which is a corporation with limited liability governed (as to corporate matters) by, the federal laws of Canada or the laws in force in a province of Canada other than Quebec (in the case of the Borrower or a Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal laws of the United States or the laws in force in any state of the United States (in the case of a Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction);

(iii) such Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Lenders hereunder and under any other Loan Documents;

(iv) in the case of a Transaction under which the Successor is a successor to the Borrower or a Material Subsidiary, such Transaction shall not result in the undertaking, property and assets of the Successor being subject to any Security Interests other than Permitted Encumbrances;

(v) such Transaction shall not result in a decrease in the Debt Rating (if the Borrower has a Debt Rating) or a Material Adverse Effect (if the Borrower does not have a Debt Rating); and

(vi) no Event of Default or Default shall have occurred and be continuing immediately prior to such Transaction or will occur as a result of such Transaction;

provided that:

(A) upon completion of any Transaction whereby all or substantially all of the Borrower's undertaking, property and assets become the property of any other Person, the predecessor Borrower shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party;

(B) upon completion of any Transaction whereby all or substantially all of a Subsidiary Guarantor's undertaking, property and assets become the property of any other Person, the predecessor Subsidiary Guarantor shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party; and

(C) if the Successor is a successor to the Borrower and such Successor is not a corporation, such consequential amendments shall be made to this Agreement as may be reasonably required in order to reflect the change in entity and to provide the Borrower and the Lenders with rights and obligations which are equivalent in all material

respects to their respective rights and obligations hereunder on the Closing Date;

(b) **Change of Business**: the Borrower shall not, and shall not permit any of its Subsidiaries to, engage in any business other than:

(i) the business of regulated natural gas distribution;

(ii) any other utility business; and

(iii) any other businesses acceptable to the Majority Lenders; provided that the aggregate assets utilized in all such other non-utility businesses cannot exceed 10% of Consolidated Total Assets;

(c) **Negative Pledge**: except for Permitted Encumbrances, the Borrower shall not, and shall not permit any of its Material Subsidiaries to, create, incur, assume or suffer to exist any Security Interest upon or with respect to any of its undertaking, business, revenues or income, properties, rights or assets, whether now owned or hereafter acquired unless it causes the Loan Indebtedness and all Swap Agreements to be secured equally and rateably with such Security Interest;

(d) **Restriction on Sale**: the Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of any of its assets to any Person without the prior written consent of the Majority Lenders (such consent not to be unreasonably withheld) except for:

(i) sales or other dispositions by the Borrower or such Subsidiary in the ordinary course of business;

(ii) sales or other dispositions to the Borrower or a Subsidiary;

(iii) sales or other dispositions of Non-Recourse Assets;

(iv) dispositions pursuant to any Securitization Program; and

(v) other dispositions of assets having an aggregate fair market value which does not exceed Cdn $10,000,000 in any Fiscal Year;

provided that the Borrower cannot sell or otherwise dispose of its existing ownership interest in Heritage Gas, as of the Closing Date, if and for so long as such ownership position exceeds 10% of Consolidated Total Assets;

(e) **Restriction on Financial Assistance**: the Borrower shall not and shall not permit any of its Subsidiaries to, directly or indirectly, provide or make loans, Guarantees, investments or other financial assistance to or in favour of any Person except to or in favour of:

(i) the Borrower or any Subsidiary; or

(ii) other Persons in an aggregate amount not exceeding 15% of Consolidated Total Assets;

(f) **Subsidiary Debt Limitation**: the Borrower shall not permit any of its Subsidiaries (other than Subsidiary Guarantors) to create, incur, assume, permit to exist or otherwise become directly or indirectly liable for an amount of Indebtedness of the types referred to in paragraphs (a) through (i) inclusive of the definition of Consolidated Debt but excluding Indebtedness of the types referred to in paragraphs (j) through (n) inclusive of such definition which, in the aggregate, exceeds 10% of Consolidated Total Assets;

(g) **Limitation on Distributions:** the Borrower shall not, and shall not permit any of its Subsidiaries to, make any Distributions except for:

(i) Distributions to the Borrower or any Subsidiary; or

(ii) Distributions to its shareholders and Distributions made pursuant to and in accordance with stock option plans, stock purchase plans, profit sharing plans, normal course issuer bids, dividend re-investment plans and/or benefit plans for its directors, officers or employees, but only if no Default or Event of Default exists or would be reasonably expected to exist upon or as a result of making such Distribution;

(h) **Limitation on Affiliate Transactions**: the Borrower shall not, and shall not permit any Subsidiary to, enter into any transactions with Heritage Gas, Affiliates or any other non-arm's length Persons (within the meaning of the *Income Tax Act* (Canada)) unless:

(i) such transactions are wholly between the Borrower and its Subsidiaries; or

(ii) such transactions are entered into on arm's-length terms; and

(i) **Limitation on Swaps:** the Borrower shall not, and shall not permit any Subsidiary to, enter into any Swaps for speculative purposes.

9.3 Financial Covenant

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that the Borrower shall not permit the Consolidated Debt to Capitalization Ratio to exceed 65% at the end of each Fiscal Quarter; provided that for up to two Fiscal Quarters after the Fiscal Quarter in which there has occurred any Material Acquisition, such maximum ratio shall be increased to 70%.

9.4 Delivery and Release of Subsidiary Guarantees

(a) The Borrower shall promptly deliver to the Agent such Subsidiary Guarantees (including all such related certificates, resolutions and opinions as the Agent may reasonably request) from such Subsidiaries as may be necessary to ensure that the Borrower is at all times in compliance with subsection 9.2(f).

(b) Provided that no Default or Event of Default has occurred and is continuing and that the release of a Subsidiary Guarantee from any Subsidiary Guarantor will not result in a Default or Event of Default immediately after such release, the Agent shall release such Subsidiary Guarantee promptly after receipt of a written request from the Borrower requesting such release.

(c) If Royal, in its capacity as Agent, or any successor thereto, in its capacity as Agent (the "**Departing Agent**") ceases to be the Agent, the Departing Agent shall transfer and assign all of its interest in any then subsisting Subsidiary Guarantee provided hereunder to the replacement agent or, if the Total Commitment has been cancelled, to the Swap Lenders.

ARTICLE X
EVENTS OF DEFAULT

10.1 Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement:

(a) **Non-Payment**: non-payment of principal, interest, fees or any other amounts outstanding under this Agreement without any grace period (in the case of principal) and for a period of three (3) Business Days (in all other cases) after written notice to the Borrower from the Agent that any such amount is overdue;

(b) **Voluntary Insolvency**: if the Borrower or any of its Material Subsidiaries or Heritage Gas (subject to the proviso below) shall:

(i) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets:

(ii) make a general assignment for the benefit of creditors;

(iii) commit an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada);

(iv) commence any cause, proceeding or other action under any existing or future law relating to bankruptcy, insolvency or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution,

composition or other relief with respect to it or its debts or an arrangement with creditors, or seeking to take advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy or insolvency proceeding; or

(v) take corporate action for the purpose of effecting any of the foregoing;

(c) **Involuntary Insolvency**: if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction, against the Borrower or any of its Material Subsidiaries or Heritage Gas (subject to the proviso below) under any existing or future law relating to bankruptcy, insolvency or relief of debtors seeking in respect of the Borrower or such Material Subsidiary or Heritage Gas (subject to the proviso below), an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of the Borrower or any such Material Subsidiary or Heritage Gas (subject to the proviso below) or of all or any substantial part of its assets, or any other like relief in respect of the Borrower or any such Material Subsidiary or Heritage Gas (subject to the proviso below) under any bankruptcy or insolvency law, and:

(i) such cause, proceeding or other action results in an entry of an order for relief or any such adjudication or appointment for any period of thirty (30) consecutive days; or

(ii) if such cause, proceeding or other action is being contested by the Borrower or any of such Material Subsidiary or Heritage Gas (subject to the proviso below) in good faith, the same shall continue undismissed, and unstayed and in effect, for any period of thirty (30) consecutive days;

(d) **Invalid Loan Documents**: if, for a period of fifteen (15) days after notice from the Agent, any material provision of the Loan Documents shall for any reason continue to be invalid or no longer in effect and not otherwise cured to the satisfaction of the Agent, acting reasonably;

(e) **Representations and Warranties**: if any representation or warranty made or deemed to be made in the Loan Documents by the Borrower shall be false or inaccurate in any materially adverse respect when made or deemed to be made thereunder and (if capable of being corrected) continues to be false or inaccurate for a period of thirty (30) days after the Agent gives written notice to the Borrower of such false or inaccurate representation or warranty;

(f) **Judgments**: if a final judgment subject to no further right of appeal is obtained against the Borrower or any of its Material Subsidiaries or Heritage Gas (subject to the proviso below) for an amount in excess of the greater of Cdn $5,000,000 and 3% of Consolidated Total Assets which remains unsatisfied and undischarged

for a period of thirty (30) days during which execution thereof shall not be effectively stayed;

(g) **Writs**: if a writ, attachment, execution or similar process in relation to a judgment in excess of the greater of Cdn $5,000,000 and 3% of Consolidated Total Assets is levied against property of the Borrower or any of its Material Subsidiaries or Heritage Gas (subject to the proviso below) and such writ, attachment, execution or similar process is not released, satisfied, discharged, vacated or stayed within thirty (30) days after its entry, commencement or levy;

(h) **Change of Control:** if a Change of Control occurs without the consent of the Majority Lenders acting reasonably;

(i) **Cross Default**: if the Borrower or any of its Subsidiaries defaults (which default has not been cured or waived) (A) under any obligation to repay borrowed money in excess of the greater of Cdn $5,000,000 and 3% of Consolidated Total Assets when due after all applicable grace or curative periods have expired (other than amounts borrowed pursuant to the provisions of this Agreement); or (B) in the performance or observance of any covenant or condition in respect of borrowed money in excess of the greater of Cdn $5,000,000 and 3% of Consolidated Total Assets (other than amounts borrowed pursuant to the provisions of this Agreement) if, as a result thereof, the requirement to repay such borrowed money has been accelerated;

(j) **Breach of Covenants**: if the Borrower fails to observe or perform any covenant or provision of any Loan Document (other than those heretofore dealt with in this Section 10.1) for a period of thirty (30) days after written notice of same has been given to the Borrower from the Agent; or

(k) **Adverse Regulatory Change or Action**: any regulatory or legislative change is passed or implemented which has a Material Adverse Effect;

provided that Heritage Gas shall only be included in subsection (b), (c), (f) or (g) above if the event or circumstance referred to therein would have a Material Adverse Effect.

10.2 Acceleration and Demand

Upon the occurrence of any Event of Default which has not been cured or waived, the Agent may on behalf of the Lenders and shall if so required by the Majority Lenders by written notice to the Borrower (an "**Acceleration Notice**"):

(a) declare the undrawn portion of the Total Commitment and each Lender's Commitment and the right of the Borrower to apply for further Borrowings to be terminated; and

(b) declare all Borrowings (whether matured or unmatured) of the Borrower outstanding to the Lenders hereunder (including the face amount of all outstanding Bankers' Acceptances and the undrawn amounts of all Documentary

Credits) and the accrued and unpaid interest thereon and all other Loan Indebtedness (whether matured or unmatured) of the Borrower to the Lenders (such Borrowings, interest and other Loan Indebtedness being collectively referred to as the "**Accelerated Indebtedness**") to be immediately due and payable (or to be due and payable at such later time as may be stated in such notice) without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

but upon the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), the undrawn portion of the Total Commitment and each Lender's Commitment shall automatically terminate and all Accelerated Indebtedness shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower. Immediately upon the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c) or at the time stated in an Acceleration Notice, all Accelerated Indebtedness shall become due and payable notwithstanding anything contained herein or in the other Loan Documents to the contrary and the Borrower shall pay to the Agent on behalf of each Lender all amounts owing or payable in respect of the Accelerated Indebtedness, failing which all rights and remedies of the Lenders and the Agent under the Loan Documents shall thereupon become enforceable and shall be enforced by the Agent in accordance with the determinations of the Majority Lenders.

10.3 Waiver of Default

Any single or partial exercise by any Lender, the Agent or by the Agent on behalf of any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in the Loan Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Agent or such Lender may be lawfully entitled for the same default or breach, and any waiver by any Lender, the Agent or by the Agent on behalf of any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. To the extent permitted by applicable law, the Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which may limit or modify any of the Agent's or Lenders' rights or remedies under the Loan Documents.

10.4 Application of Monies Following Demand and Acceleration

Except as otherwise agreed to by all the Lenders in their sole discretion, any monies received by the Agent at any time after delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c) which the Agent is obliged to apply in or towards satisfaction of amounts due from the Borrower hereunder or under the other Loan Documents shall be applied by the Agent to payment of fees and expenses payable to the Agent and to payment of amounts payable to the Lenders, rateably among the Lenders, without preference or priority of any kind, in accordance with the respective amounts owed to the Lenders in respect of each category of amounts set forth in subsections 10.4(b), 10.4(c), 10.4(d) and 10.4(e) as follows:

(a) firstly, in or towards payment of any fees, expenses or other amounts then due and payable to the Agent hereunder or under any of the other Loan Documents;

(b) secondly, rateably among the Lenders in or towards payment of amounts due and payable to the Lenders as and by way of recoverable expenses hereunder or under any of the other Loan Documents;

(c) thirdly, rateably among the Lenders in or towards payment of amounts due and payable to the Lenders by way of interest pursuant to Sections 6.1, 6.2 or 6.3, BA Acceptance Fees pursuant to Section 6.4, Documentary Credit fees pursuant to Section 6.5, interest on overdue amounts pursuant to Section 6.6, standby fees pursuant to Section 6.7 and the Utilization Fee pursuant to Section 6.8;

(d) fourthly, rateably among the Lenders in or towards payment of any amount (other than Borrowings) not hereinbefore referred to in this Section 10.4 which are then due and payable by the Borrower hereunder or under any of the other Loan Documents;

(e) fifthly, rateably among the Lenders in or towards repayment to the Lenders of the Borrowings then outstanding; and

(f) sixthly, the surplus (if any) of such monies shall be paid to the Borrower or as otherwise may be required by law.

10.5 Remedies Cumulative

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Agent and the Lenders under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. The Agent may on behalf of the Lenders and shall if so required by the Majority Lenders, to the extent permitted by applicable law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(a) the specific performance of any covenant or agreement contained in the Loan Documents;

(b) enjoining a violation of any of the terms of the Loan Documents;

(c) aiding in the exercise of any power granted by the Loan Documents or by law; or

(d) obtaining and recovering judgment for any and all amounts due in respect of the Borrowings or amounts otherwise due hereunder or under the Loan Documents.

10.6 Set Off

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, the Agent and the Lenders are authorized at any time after the occurrence of an Event of Default which has not theretofore been waived by the Lenders and

from time to time thereafter without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set off and to appropriate and to apply any and all deposits (general and special) and any other Indebtedness at any time held by or owing by the Agent or such Lender to or for the credit of or the account of the Borrower against and on account of the Loan Indebtedness, including all claims of any nature or description arising out of this Agreement or the Loan Documents, irrespective of whether or not the Agent or such Lender has made any demand under this Agreement. This set-off may occur notwithstanding that such deposits or other Indebtedness are expressed in different currencies and the Agent or such Lender is hereby authorized to effect any necessary conversion at the Noon Rate.

10.7 Cash Collateral Accounts

Upon the occurrence of an Event of Default and in addition to any other rights or remedies of the Lenders hereunder, the Agent, for the benefit of the Lenders, shall thereafter be entitled to deposit and retain in an account to be maintained by the Agent, and which for the purposes hereof shall be considered to be for the Agent's account and not for the Borrower's account (bearing interest for the Borrower's account at the rates of the Agent as may be applicable in respect of other deposits of similar amounts for similar terms), amounts which are received by the Agent from the Borrower to the extent that and for so long as such amounts may be required to satisfy any obligations or liabilities of the Borrower to the Agent and the Lenders under the Loan Documents in respect of Bankers' Acceptances which have not yet matured; provided that the amounts on deposit shall not be considered to be subject to a Security Interest in favour of the Agent or the Lenders but shall be considered to be a prepayment by the Borrower in respect of such obligations (without any deduction of fees or discount in respect thereof) and held by the Agent for set off on behalf of the Lenders against such obligations on the maturity of such Bankers' Acceptances.

10.8 Lenders May Perform Covenants

If the Borrower shall fail to perform any covenant on its part herein contained, the Agent may on behalf of the Lenders and with the approval of the Majority Lenders, upon fifteen (15) Business Days prior notice to the Borrower, perform any of the said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds on behalf of the Lenders and shall be entitled to reimbursement of any such expenditure from the Lenders based upon the proportion that each Lender's Commitment bears to the aggregate of Total Commitment. All amounts so paid by the Agent hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the rate set forth in Section 6.6 from the date paid by the Agent hereunder to and including the date such amounts are repaid in full by the Borrower.

ARTICLE XI
EXPENSES AND INDEMNITIES

11.1 Reimbursement of Expenses and Indemnity

All statements, reports, certificates, opinions and other documents or information required to be furnished to the Agent or the Lenders by the Borrower under this Agreement shall be

supplied by the Borrower without cost to the Agent or the Lenders. In addition, the Borrower hereby agrees to pay promptly to the Agent on demand all reasonable legal fees and all other reasonable out of pocket expenses which are incurred from time to time by the Agent and the Lenders in respect of the documentation, preparation, negotiation, execution, and administration of the Loan Documents (including stamp taxes or other Taxes payable in connection with the execution, delivery or enforcement of the Loan Documents) and all expenses which are incurred from time to time by the Agent or the Lenders in respect of the enforcement of this Agreement and any other Loan Documents; provided that such expenses do not relate to an assignment by a Lender pursuant to Section 13.1.

11.2 Increased Cost

If, subsequent to the date of this Agreement, the introduction of, any change in or the implementation of any applicable law, regulation, treaty or official directive or regulatory requirement of general application now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request from any central bank or other fiscal, monetary or other authority (whether or not having the force of law):

(a) subjects a Lender to any Tax, or changes the basis of taxation of payments due to such Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;

(b) imposes, modifies or deems applicable any reserve, special deposit, capital adequacy, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans or commitments to fund loans or obligations in respect of bankers' acceptances accepted by a Lender; or

(c) imposes on a Lender any other condition with respect to this Agreement;

and the result of (a), (b) or (c) is, in the sole determination of such Lender acting reasonably and in good faith, to increase the cost to such Lender or to reduce the income receivable by such Lender in respect of a Borrowing or standby fees payable pursuant to Section 6.7, such Lender shall promptly notify the Agent. The Agent shall promptly notify the Borrower and the Borrower shall pay to the Agent for the benefit of such Lender from time to time that amount which compensates such Lender for such additional cost or reduction in income ("**Additional Compensation**") on the next date on which standby fees are payable under Section 6.7 in the case of standby fees, on the next date of issuance of any Bankers' Acceptances in the case of Bankers' Acceptances and on the next Interest Payment Date in any other case (and each such successive date of issuance or Interest Payment Date, if applicable). Unless such Additional Compensation arises from events which are retroactive in effect, the Borrower shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 11.2 for any period prior to the date which is ninety (90) days prior to the date on which the Agent, on behalf of the Lender, gives notice to the Borrower that such Additional Compensation is so accruing. A certificate by a duly authorized officer of such Lender prepared in good faith and

setting forth the amount of the Additional Compensation and the basis for it must be submitted by the Agent to the Borrower and is *prima facie* evidence of the amount of the Additional Compensation. Such Lender shall, for the purposes of the calculation of Additional Compensation and to the extent contractually permitted, treat the Borrower in a manner consistent with other borrowers of the Lender having credit facilities with such Lender comparable to the credit facility provided hereunder. If the Agent notifies the Borrower that Additional Compensation is owed, the Borrower shall pay such Additional Compensation to the Agent for the account of such Lender and the Borrower shall have the right, upon written irrevocable prior notice of at least three (3) Business Days to the Agent at the Agent's Branch of Account, to make payment in full to the Agent for the account of such Lender in respect of the applicable Borrowing on the date specified in such notice together with accrued interest in respect of such Borrowing or to convert such Borrowing into another basis of Borrowing available under this Agreement.

11.3 Illegality

If the introduction of or any change in applicable law, regulation, treaty or official directive, or regulatory requirement (whether or not having the force of law) or in the interpretation or application thereof by any court or by any governmental authority charged with the administration thereof, makes it unlawful, or prohibited for a Lender (acting reasonably and in good faith) to make, to fund or to maintain the Borrowings or a portion of the Borrowings or to perform its obligations under this Agreement, the Lender may, by written notice to the Borrower through the Agent, terminate its obligations under this Agreement to make such Borrowings or perform such obligations and the Borrower shall prepay such Borrowings forthwith (or at the end of such period as the Lender in its discretion agrees acting in good faith) together with all accrued but unpaid interest and fees as may be applicable to the date of payment or convert by notice to the Agent such Borrowings forthwith into another basis of Borrowing available under this Agreement.

11.4 General and Environmental Indemnity

The Borrower shall forthwith on demand fully indemnify, defend and save the Agent and the Lenders and their respective directors, officers, employees and agents, and any of them, (in this Section 11.4 any one or more of all of such Persons is referred to as the "**Indemnified Party**") harmless from and against any and all liabilities, losses, claims, damages and expenses (including all reasonable lawyers fees on a solicitor and his own client basis and accountant fees and expenses, court costs and all other out of pocket expenses) sustained, paid, incurred or suffered by the Indemnified Party arising in any manner whatsoever out of or as a result of any default by the Borrower under any of the provisions of the Loan Documents, any Environmental Laws or any environmental claims, liabilities or obligations of any and every nature whatsoever relating to or affecting the Borrower or its properties and assets, including its oil and gas properties and related production facilities, or the property of others where the Borrower would be reasonably likely to have any liability in respect thereof (all or any item or part of the foregoing liabilities, losses, claims, damages and expenses are referred to in this Section 11.4 as "**Loss**"). Notwithstanding the generality of the foregoing, the Borrower shall not be obligated to indemnify the Indemnified Party to the extent any Loss has been incurred by reason of the gross negligence or wilful misconduct of the Agent or the Lenders or of their respective directors,

officers, employees and agents. The Borrower acknowledges that the Agent and each of the Lenders is entering into the provisions of this Section 11.4 on its behalf and as agent and trustee for its directors, officers, employees and agents. If any claim (in this Section 11.4 referred to as a "**Claim**") shall be asserted by any Person against the Indemnified Party which may give rise to a Loss, the Indemnified Party shall promptly notify the Borrower of all particulars of such Claim upon learning of same. The failure to give any notice, however, shall not affect the Borrower's liability to indemnify the Indemnified Party except to the extent such failure adversely affects the Borrower's ability to defend, object to, oppose or contest that Claim.

The Borrower shall at all time have the right, if no Event of Default has occurred and is continuing, but shall not be required, at its sole expense to resist, defend and compromise any Claim in the name of the Indemnified Party, by legal counsel reasonably acceptable to the Indemnified Party who will cooperate in such defence on a reasonable basis; provided that the Indemnified Party shall have the right to participate in the defence or compromise of any Claim by other legal counsel of its choosing if the Indemnified Party, acting reasonably, determines it should so participate; provided that the fees and disbursements of such other counsel shall by paid by the Borrower. The Indemnified Party shall not effect any settlement or compromise of any Claim without the written consent of the Borrower, which consent shall not be unreasonably withheld. Notwithstanding anything herein to the contrary, the Borrower on its own behalf must defend diligently and reasonably throughout the period while such Claim exists. If the Borrower exercises its rights under this Section 11.4, it shall not compromise or otherwise settle a Claim without the consent of the Indemnified Party suffering such Claim, which consent shall not be unreasonably withheld. The inability of the Borrower to pay such Claim in full shall constitute a sufficient reason to withhold such consent. The Borrower shall not, in connection with any Loss in the same jurisdiction, be liable for the fees and expenses of more than one separate legal firm for the Indemnified Parties unless such representation by the same legal counsel would be inappropriate due to actual or potential differing interests or the employment thereof has been specifically authorized by the Borrower in writing and such firm or firms shall be designated in writing by the Agent on behalf of each Indemnified Party. This indemnity shall survive the termination of this Agreement.

ARTICLE XII
THE AGENT AND THE LENDERS

12.1 Authorization of Agent

Each Lender irrevocably appoints and authorizes the Agent to exercise such powers, perform such duties, take such actions, make such decisions and determinations and give such consents under the Loan Documents as are required to be exercised, performed, taken, made, given or otherwise carried out by the Agent hereunder or under any other agreement between the Lenders, together with all powers reasonably incidental thereto. As to any matters not expressly required by this Agreement or by any other agreement between the Lenders to be carried out by the Agent, the Agent is not required to exercise any discretion or take or to refrain from taking any action except upon the written instructions of the Majority Lenders. Notwithstanding anything to the contrary in this Agreement, the Agent shall not be required to exercise any discretion or to take or to refrain from taking any action in any manner which is contrary to the Loan Documents, to any other agreement between the Lenders or to applicable law.

12.2 Responsibility of Agent

The Agent, in its capacity as Agent hereunder, makes no representation or warranty and accepts no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or priority of any of the Loan Documents nor with respect to the due execution, legality, validity, sufficiency, enforceability, accuracy or authenticity of any documents, papers, materials or other information furnished by the Borrower (or any other Person, including the Agent) in connection with the Loan Documents, whether provided before or after the date of this Agreement. The Agent shall incur no liability to the Lenders under or in respect of the Loan Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Agent assumes no responsibility for the payment of any of the Borrowings or other amounts outstanding hereunder by the Borrower.

12.3 Acknowledgment of Lenders

Each Lender acknowledges to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and its Subsidiaries and accordingly each Lender confirms to the Agent that it has not relied, and will not hereafter rely on the Agent:

(a) **Information**: to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower and its Subsidiaries or in connection with the Loan Documents (whether or not such information has been or is hereafter circulated to such Lender by the Agent);

(b) **Performance**: to inquire as to the performance by the Borrower of its obligations under the Loan Documents; or

(c) **Credit Review**: to assess or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower and its Subsidiaries.

12.4 Rights and Obligations of Each Lender

The rights and obligations of each Lender under this Agreement are several and no Lender shall be obligated to make Borrowings available to the Borrower in excess of such Lender's Commitment. The failure of a Lender to perform its obligations under this Agreement shall neither:

(a) **No Liability to Other Lenders**: result in any other Lender incurring any liability whatsoever; nor

(b) **No Relief from Obligations**: relieve the Borrower or any other Lender from their respective obligations to each other under any Loan Document.

Nothing contained herein or in any other Loan Document nor any action taken pursuant hereto or thereto shall be deemed to constitute the Lenders a partnership, joint venture or any other similar entity.

12.5 Determinations by Lenders

(a) **Lenders' Determinations**: Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Loan Documents may be made or any action, consent or other determination in connection with the Loan Documents may be taken or given, with the consent or agreement of the Majority Lenders or "the Lenders" and not "all the Lenders", then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders shall be binding on all of the Lenders and all of the Lenders shall cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(b) **Deemed Non-Consent**: If the Agent delivers a written notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Loan Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its written consent or objection to such matter within fifteen (15) Business Days of the delivery of such written notice by the Agent to such Lender, such Lender shall be deemed not to have consented thereto upon the expiry of such fifteen (15) Business Day period.

12.6 Notices between the Lenders, the Agent and the Borrower

All notices by the Lenders to the Agent shall be through the Agent's Branch of Account and all notices by the Agent to a Lender shall be through such Lender's Branch of Account. All notices or communications between the Borrower and the Lenders which are required or contemplated pursuant to the Loan Documents shall be given or made through the Agent at the Agent's Branch of Account.

12.7 Agent's Duty to Deliver Documents Obtained from the Borrower

The Agent shall within five (5) Business Days deliver to each Lender, at its Branch of Account, such documents, papers, materials and other information as are furnished by the Borrower to the Agent on behalf of such Lender pursuant to this Agreement, and the Borrower shall provide the Agent with sufficient copies of all such information for such purpose. The Agent shall make requests of the Borrower pursuant to subsection 9.1(p) from time to time on behalf of a Lender for such information as such Lender may from time to time reasonably request.

12.8 Arrangements for Borrowings

The Agent shall promptly give written notice to each Lender at its Branch of Account upon receipt by the Agent of any notice given pursuant to Section 3.3, 3.4, 3.5, 3.6, 3.7, 3.8,

3.10, 3.11, 3.13, 5.1, 5.3 or 5.4; provided that the Agent shall not be required to provide any such notice to each Lender if the Borrower is obligated to provide any such notice (or a copy thereof) directly to such Lender. The Agent shall advise each Lender of the amount, date and details of each Borrowing and of such Lender's participation in each Borrowing. At or before 11:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date:

(a) **Loan Participation**: each Lender will make available to the Borrower its share of Borrowings by way of Prime Loans, USBR Loans and Libor Loans at the Agent's Accounts for Payments by forwarding to the Agent the amount of Prime Loans, USBR Loans and Libor Loans required to be made available by such Lender;

(b) **Bankers' Acceptance Participation**: each Lender will make available to the Borrower its share of Borrowings by way of the acceptance of Bankers' Acceptances at the Agent's Accounts for Payments by forwarding the Discount Proceeds or the discounted proceeds of sale received by it, as applicable, (less the amount of applicable fees payable by the Borrower to such Lender pursuant to Section 6.4) to the Agent at the Agent's Accounts for Payments;

(c) **Documentary Credits**: the Agent will, on behalf of each Lender, make available the Documentary Credit required to be issued at the request of the Borrower by forwarding the confirmations and documentation required under Section 3.7; and

(d) **Availability at Borrower's Accounts**: unless otherwise expressly provided in this Agreement, the Agent will make available to the Borrower the Borrowings received by it at the Borrower's Accounts.

12.9 Arrangements for Repayment of Borrowings

(a) **Prior to Acceleration**: Prior to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), upon receipt by the Agent of payments from the Borrower on account of principal, interest, fees or any other payment made to the Agent on behalf of the Lenders, the Agent shall pay over to each Lender at its Branch of Account the amount to which it is entitled under this Agreement and shall use its best efforts to make such payment to such Lender on the same Business Day on which such payment is received by the Agent; provided that if such payments by the Borrower are received by the Agent after 1:00 p.m. (Toronto time), the Agent shall make such payment to such Lender on the immediately following Business Day. If the Agent does not remit any such payment to a Lender on the same Business Day as such payment is received by the Agent, the Agent shall pay interest thereon to such Lender until the date of payment at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice in respect of deposits of amounts comparable to the amount of such payment which are received by the Agent at a time similar to the time at which such payment is received by the Agent.

(b) **Subsequent to Demand and Acceleration**: Following the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), the Lenders shall share any payments subsequently received in accordance with Section 10.4 of this Agreement.

12.10 Repayment by the Lenders to Agent

(a) **Where Borrower Fails to Pay**: Unless the Agent has been notified in writing by the Borrower at least one (1) Business Day prior to the date on which any payment to be made by the Borrower hereunder is due that the Borrower does not intend to remit such payment, the Agent may, in its discretion, assume that the Borrower has remitted such payment when so due and the Agent may, in its discretion and in reliance upon such assumption, make available to each Lender on such payment date an amount equal to the amount of such payment which is due to such Lender pursuant to this Agreement. If the Borrower does not in fact remit such payment to the Agent, the Agent shall promptly notify each Lender and each such Lender shall forthwith on demand repay to the Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practices for similar advances to financial institutions of like standing to such Lender.

(b) **Where a Lender Fails to Pay**: Unless the Agent has been notified in writing by a Lender at least one (1) Business Day prior to the applicable Drawdown Date, Conversion Date or Rollover Date that such Lender does not intend to make available the amount required to be made available by such Lender pursuant to this Agreement on such Drawdown Date, Conversion Date or Rollover Date, the Agent may, in its discretion, assume that such Lender has remitted funds to the Agent in an amount equal to the amount required to be made available by such Lender pursuant to this Agreement and the Agent may, in its discretion and in reliance upon such assumption, make available to the Borrower on such Drawdown Date, Conversion Date or Rollover Date an amount equal to the amount required to be made available by such Lender pursuant to this Agreement. If a Lender does not in fact remit such funds to the Agent, the Agent shall promptly notify such Lender and such Lender shall forthwith remit such funds to the Agent, failing which the Borrower shall forthwith on demand repay to the Agent (without prejudice to the Borrower's rights against such Lender) the amount made available by the Agent on behalf of such Lender, in each case together with interest thereon until the date of repayment thereof at the lesser of a rate determined in accordance with the Loan Documents and a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower, as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

12.11 Adjustments Among Lenders

(a) **Adjustments to Outstanding Borrowings**: Each Lender agrees that, after the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), it will at any time and from time to time upon the request of the Agent as required by any Lender purchase portions of the Borrowings made available by the other Lenders which remain outstanding and make any other adjustments which may be necessary or appropriate, in order that the amount of Borrowings made available by each Lender which remain outstanding, as adjusted pursuant to this Section 12.11, will be in the same proportion as the Lender's Proportion of such Lender.

(b) **Application of Payments**: The Lenders agree that, after the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), the amount of any repayment made by the Borrower under this Agreement, and the amount of any proceeds from the exercise of any rights or remedies of the Lenders under the Loan Documents, which are to be applied against amounts owing hereunder, will be so applied in a manner so that to the extent possible the amount of Borrowings made available by each Lender which remain outstanding after giving effect to such application will be in the same proportion as the Lender's Proportion of such Lender.

(c) **Receipt of Payments other than Borrowings**: Notwithstanding anything contained in this Section 12.11, there shall not be taken into account for the purposes of computing any amount payable to any Lender pursuant to this Section 12.11, any amount which a Lender receives as a result of any payment (whether voluntary, involuntary, through the exercise of any right of set off, or otherwise) on account of any monies owing by the Borrower to such Lender other than on account of the Loan Indebtedness; provided that, if at any time a Lender receives any payment (whether voluntary, involuntary, through the exercise of any right of set off, or otherwise) on account of monies owing or payable to it by the Borrower in respect of the Loan Indebtedness, such Lender shall purchase portions of the Borrowings made available by the other Lenders which remain outstanding to the extent required pursuant to subsection 12.11(a).

(d) **Further Assurances**: The Borrower agrees to be bound by and, at the request of the Agent, to do all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 12.11 but shall incur no increased liabilities, in aggregate, by reason thereof.

12.12 Lenders' Consents to Waivers, Amendments, etc.

(a) **Unanimous Consent**: Notwithstanding anything herein to the contrary and without in any way limiting any provision in this Agreement requiring the consent, approval or action of all Lenders, the following matters shall require written approval, consent or agreement, as the context requires of all Lenders:

(i) a change in the types of Borrowings, the Margin, or the amount or ranking of any payments payable by the Borrower to the Lenders under this Agreement and including any waiver of the time of payment of any amounts payable to the Lenders under this Agreement or any change in the notice periods provided for hereunder;

(ii) an increase in the Commitment of any Lender or a decrease in the Commitment of any Lender other than as provided for herein;

(iii) an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement other than as expressly contemplated or provided for hereunder;

(iv) a change in the definition of "Majority Lenders" or "Maturity Date";

(v) a waiver of or change to any matter which, pursuant to the Loan Documents, specifically requires the consent or agreement of all of the Lenders;

(vi) a change to the provisions of this subsection 12.12(a);

(vii) a waiver of or change to an Event of Default under subsection 10.1(a); or

(viii) a waiver of or change to the conditions precedent contained in Section 8.1.

(b) **Majority Consent**: Subject to subsection 12.12(a) and except as otherwise provided in the Loan Documents by reference to "all Lenders" or "all of the Lenders", any waiver of or any amendment to any provision of the Loan Documents and any action, consent or other determination in connection with the Loan Documents shall bind all of the Lenders if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(c) **Agent's Consent**: Any waiver of or any amendment to any provision of the Loan Documents which relates to the rights or obligations of the Agent shall require the agreement of the Agent thereto.

12.13 Reimbursement of Agent's Expenses

Each Lender agrees that it will indemnify the Agent for its Lender's Proportion of any and all out of pocket costs, expenses and disbursements (including those costs and expenses referred to in Section 11.1) which may be incurred or made by the Agent in good faith in connection with the Loan Documents, and agrees that it will, on written demand, reimburse the Agent for any such costs, expenses or disbursements for which the Agent is not promptly reimbursed at any time by the Borrower. The Agent may refrain from exercising any further right, power or discretion or taking any action to protect or enforce the rights of any Lender under the Loan Documents until it has been so reimbursed.

12.14 Reliance by Agent on Notices, etc.

The Agent shall be entitled:

(a) **Reliance on Written Documents**: to rely upon any writing, letter, notice, certificate, telex, facsimile copy, cable, statement, order or other document believed by the Agent to be genuine and correct and to have been signed, sent or made by the proper person or persons;

(b) **Reliance on Legal Advice**: with respect to legal matters, to act upon advice of legal advisors selected by the Agent concerning all matters pertaining to the Loan Documents and the Agent's duties thereunder; and

(c) **Reliance of Accounting Advice**: with respect to accounting matters, to act upon the advice of independent public accountants selected by the Agent;

and the Agent, in its capacity as Agent hereunder, shall assume no responsibility and shall incur no liability to the Borrower or any Lender by reason of relying on any such document or acting on any such advice.

12.15 Relations with Borrower

Except for the transactions provided for in this Agreement, each Lender may deal with the Borrower in all transactions and generally do any banking business with or provide any financial services to the Borrower without having any liability to account to the other Lenders therefor. With respect to its Lender's Commitment and Lender's Proportion, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent.

12.16 Successor Agent

(a) The Agent shall resign if at any time:

(i) the Commitment of the Agent in its capacity as a Lender is less than the lesser of:

(A) Cdn $20,000,000; and

(B) 20% of the Total Commitment;

(ii) at least one other Lender has a Commitment which is equal to or greater than the Commitment of the Agent in its capacity as a Lender, and such Lender (the "**Replacement Agent**") is willing to act as Agent; and

(iii) the Borrower demands by written notice to the Agent that the Agent resign;

in which circumstances the Replacement Agent shall be appointed as Agent hereunder.

(b) Subject to the appointment and acceptance of a successor agent as provided in this Section 12.16, the Agent may resign at any time by giving written notice thereof (the "**Resignation Notice**") to each of the Lenders and the Borrower, and the Agent may be removed at any time for cause by the Lenders other than the Agent in its capacity as a Lender (the "**Remaining Lenders**") provided that the Remaining Lenders holding commitments of eighty percent (80%) or more of the aggregate Commitments of all the Remaining Lenders consent to such removal. Upon any such resignation or removal, the Remaining Lenders shall have the right to appoint a successor agent with the written approval of the Borrower (such approval not to be unreasonably withheld). Any successor agent appointed under this Section 12.16 shall be a Lender which has offices in Calgary, Alberta and Toronto, Ontario. If no successor agent shall have been appointed by the Remaining Lenders and shall have accepted such appointment within thirty (30) days of receipt of the Resignation Notice or the Remaining Lenders removal of the retiring agent, then the retiring agent may, on behalf of the Lenders and with the written approval of the Borrower (such approval not to be unreasonably withheld) appoint a successor agent. Upon the acceptance of any appointment as Agent by a successor agent such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent as Agent, and the retiring agent shall be discharged from its duties and obligations under this Agreement as Agent. After any retiring agent's resignation hereunder as the Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the retiring agent while it was acting as the Agent.

12.17 Amendment of this Article 12

Save and except for the provisions of Section 12.16, the provisions of this Article 12 may be amended or added to, from time to time, without the agreement of the Borrower provided such amendment or addition does not adversely affect the rights of the Borrower hereunder or increase, in aggregate, the liabilities or obligations of the Borrower hereunder. A copy of the instrument evidencing such amendment or addition shall be forwarded by the Agent to the Borrower as soon as practicable following the execution thereof.

12.18 Dealing with Agent

In the absence of notice or any actual knowledge of a lack of authority of the Agent to act for and on behalf of the Lenders in respect of any matter hereunder or under the Loan Documents, the Borrower shall be entitled to conclusively assume that any certificate, directive or other writing of the Agent for and on behalf of the Lenders in connection with such matter has been duly authorized by the Lenders in accordance with this Agreement.

12.19 Indemnity of Agent

Each Lender hereby agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), as to its Lender's Proportion from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, out of pocket costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or the other Loan Documents or any action taken or omitted by the Agent under or in respect of this Agreement or the other Loan Documents provided that the Lenders shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Lender's Proportion of any out of pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement and the other Loan Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower.

ARTICLE XIII
SUCCESSORS AND ASSIGNS

13.1 Successors and Assigns

(a) Except as otherwise permitted by subsection 9.2(a) or this subsection 13.1, the Borrower shall not assign its rights or obligations hereunder without the prior written consent of all of the Lenders.

(b) If an Event of Default has occurred and is continuing, a Lender may, at its sole cost and expense, with the prior consent of the Agent (such consent not to be unreasonably withheld) but without the Borrower's consent, assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to a Person who is not a non-resident and is not deemed to be a non-resident of Canada as defined in the *Income Tax Act* (Canada) as amended from time to time (the "***Tax Act***"). If no Event of Default has occurred, a Lender may, at its sole cost and expense, with the prior consent of the Agent and the Borrower (such consents not to be unreasonably withheld), assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to a financial institution which is not a non-resident and is not deemed to be a non-resident of Canada as defined in the *Tax Act*; provided any such assignment is for a minimum Commitment of Cdn $5,000,000, and, if assigned in part only, such assignor Lender would thereafter retain for its own account a Commitment of at least Cdn $5,000,000.

(c) Upon any assignment by a Lender to an assignee in accordance with the foregoing provisions of this Section 13.1 (a "**Permitted Assignee**"), the Permitted Assignee shall, to the fullest extent permitted by law, have the same rights and benefits hereunder and under the other Loan Documents and the same continuing

obligations as it would have if it were such Lender hereunder; provided, however, that the Agent and the Borrower shall be entitled to continue to deal solely and directly with the assignor Lender in connection with the interests so assigned unless and until such Permitted Assignee becomes a Lender pursuant to a Lender Transfer Agreement executed by such Permitted Assignee, the relevant assignor Lender and the Agent and, prior to an Event of Default, acknowledged by the Borrower. Upon (i) such execution of such Lender Transfer Agreement, (ii) delivery of an executed copy thereof to the Borrower and the Agent, (iii) payment by such Permitted Assignee to such assignor Lender of an amount equal to the purchase price agreed between such assignor and such Permitted Assignee, and (iv) payment by the assignor Lender of Cdn $3,000 to the Agent, such assignor Lender shall be released from its obligations hereunder (except for obligations of confidentiality herein contained) to the extent of such assignment and such Permitted Assignee shall for all purposes be a Lender party to this Agreement as a Lender and shall have all the rights and obligations of a Lender under this Agreement to the same extent as if it were an original party hereto, and no further consent or action by the Borrower, the Lenders or the Agent shall be required. Such Lender Transfer Agreement shall be deemed to amend this Agreement to the extent, and only to the extent, necessary to reflect the addition of such Permitted Assignee Lender as a Lender and the resulting adjustment of the Commitments arising from the purchase by such Permitted Assignee of all or a portion of the Outstanding Principal and the Commitment of such assignor Lender. Any such assignment shall not increase, in aggregate, the liabilities of the Borrower hereunder.

13.2 Exchange and Confidentiality of Information

Each of the Lenders and the Agent acknowledges the confidential nature of the financial, environmental, operational and other information, reports and data provided and to be provided to them by the Borrower pursuant to this Agreement (the "**Information**") and agrees to hold the Information in the strictest confidence and shall not discuss or disclose or allow access to, or transfer or transmit the Information to any Person, provided however that:

(a) each of the Lenders and the Agent may disclose all or any part of the Information if, in its reasonable opinion, such disclosure is required by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement, or is required in connection with any actual or threatened judicial, administrative or governmental proceeding, including proceedings initiated under or in respect of this Agreement;

(b) each of the Lenders and the Agent may disclose Information to each other and to any Permitted Assignee and to their respective counsel, agents, employees and advisors provided any such Person is under the same duty of confidentiality to the Borrower with respect to such information;

(c) each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential Permitted Assignees for the purposes of

assignment or participation pursuant to Section 13.1; provided that such potential Permitted Assignee shall have, for the benefit of the Borrower, previously provided to the Agent or such Lender, as the case may be, its written agreement to hold the Information under the same obligations of confidentiality as set forth in this Section 13.2 at all times prior to and after becoming a Permitted Assignee;

(d) each of the Lenders and the Agent may disclose all or any part of the Information so as to enable the Agent or the Lenders to initiate any lawsuit against Borrower or to defend any lawsuit commenced by the Borrower, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defence of such lawsuit; and

(e) each of the Lenders and the Agent may disclose Information to any Person with the prior written consent of the Borrower.

Notwithstanding the foregoing, "Information" shall not include any such information:

(f) which has been made readily available to the public by the Borrower;

(g) which the Agent or any Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent's or such Lender's possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality; or

(h) which the Agent or any Lender received from a third party which was not, to the knowledge of the Agent or such Lender, subject to a duty of confidentiality to the Borrower at the time the information was so received.

The provisions of this Section 13.2 shall survive the termination of this Agreement.

13.3 Judgment Currency

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary to convert into the currency of such jurisdiction (herein called the "**Judgment Currency**") any amount due hereunder in any currency other than the Judgment Currency, then such conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For such purpose "rate of exchange" means the spot rate at which the Agent, on the relevant date at or about 12:00 o'clock noon (Toronto time), would be prepared to sell the amount of such currency in Toronto, Ontario against the Judgment Currency. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower shall, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount of the Judgment Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due from the Borrower under this Section 13.3 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

ARTICLE XIV
MISCELLANEOUS

14.1 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

14.2 Survival of Undertakings

All covenants, undertakings, agreements, representations and warranties made pursuant to this Agreement shall survive the execution and delivery of this Agreement and continue in full force and effect until the full payment and satisfaction of all obligations of the Borrower incurred pursuant to the Loan Documents and the termination of this Agreement.

14.3 Failure to Act

No failure, omission or delay on the part of any Lender in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

14.4 Amendments

No amendment, waiver, discharge or termination of any provision of the Loan Documents shall in any event be effective unless it is in conformity with Section 1.9 or 12.12 and then such amendment, waiver, discharge or termination will be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

14.5 Notice

Except as otherwise expressly provided herein, all notices, advices, requests and demands hereunder shall be in writing (including facsimile transmissions) or, if telephonic, immediately confirmed in writing, and shall be given to or made upon the respective parties hereto at the address (which shall be an address in Canada) set forth opposite their names on the signature pages hereto or at such other address as any party shall designate for itself. All notices shall be effective upon actual receipt. In the event of any discrepancy between any telephonic notice, advice, request or demand and the written confirmation thereof, the telephonic version shall govern with respect to actions taken by the recipient thereof notwithstanding subsequent written notice to the contrary but the Person receiving such contrary subsequent written notice shall, as soon as practicable, use its reasonable best efforts to act in accordance with the written notice.

14.6 Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement and the other Loan Documents.

14.7 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

14.8 Whole Agreement

This Agreement together with the other Loan Documents constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents.

14.9 Term of Agreement

The term of this Agreement shall commence on the Closing Date and continue until the termination of the Commitment of each Lender and payment in full of all the obligations of the Borrower incurred pursuant to this Agreement.

14.10 Time of Essence

Time shall be of the essence of this Agreement.

14.11 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMMITMENTS AND ADDRESS FOR NOTICE

Borrower:

1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attn: Chief Financial Officer
Telecopier: (403) 508-7258

ALTAGAS UTILITY GROUP INC.

Per: 
Name:
Title:

Per: 
Name: DEBORAH STEIN
Title: CHIEF FINANCIAL OFFICER & CORPORATE SECRETARY

Lenders

11th Floor, 888 - 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attn: Tom Oberaigner
Telecopier: (403) 292-3234

Commitment: **Cdn. $28,000,000**

ROYAL BANK OF CANADA

Per: ______________________
Name: Tom Oberaigner
Title: Authorized Signatory

2200, 333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

Attn: Director

Telecopier: (403) 515-3650

Commitment: **Cdn. $24,000,000**

BANK OF MONTREAL

Per: ______________________
Name:
Title:

Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, AB T2P 2N7

Attn: Director

Telecopier: (403) 221-6497

Commitment: **Cdn. $24,000,000**

THE BANK OF NOVA SCOTIA

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMMITMENTS AND ADDRESS FOR NOTICE

Borrower:

1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attn: Chief Financial Officer
Telecopier: (403) 508-7258

ALTAGAS UTILITY GROUP INC.

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

Lenders

11th Floor, 888 - 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attn: Tom Oberaigner
Telecopier: (403) 292-3234

Commitment: **Cdn. $28,000,000**

ROYAL BANK OF CANADA



Per: ______________________________
Name: Tom Oberaigner
Title: Authorized Signatory

2200, 333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

Attn: Director

Telecopier: (403) 515-3650

Commitment: **Cdn. $24,000,000**

BANK OF MONTREAL

Per: ______________________________
Name:
Title:

Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, AB T2P 2N7

Attn: Director

Telecopier: (403) 221-6497

Commitment: **Cdn. $24,000,000**

THE BANK OF NOVA SCOTIA

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMMITMENTS AND ADDRESS FOR NOTICE

Borrower:

1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attn: Chief Financial Officer
Telecopier: (403) 508-7258

ALTAGAS UTILITY GROUP INC.

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

Lenders

11th Floor, 888 - 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attn: Tom Oberaigner
Telecopier: (403) 292-3234

Commitment: **Cdn. $28,000,000**

ROYAL BANK OF CANADA

Per: ____________________
Name: Tom Oberaigner
Title: Authorized Signatory

2200, 333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

Attn: Director

Telecopier: (403) 515-3650

Commitment: **Cdn. $24,000,000**

BANK OF MONTREAL



Per: ____________________
Name: R.P. Heinrichs
Title: Vice-President

Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, AB T2P 2N7

Attn: Director

Telecopier: (403) 221-6497

Commitment: **Cdn. $24,000,000**

THE BANK OF NOVA SCOTIA

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMMITMENTS AND ADDRESS FOR NOTICE

Borrower:

1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attn: Chief Financial Officer
Telecopier: (403) 508-7258

ALTAGAS UTILITY GROUP INC.

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

Lenders

11th Floor, 888 - 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attn: Tom Oberaigner
Telecopier: (403) 292-3234

Commitment: **Cdn. $28,000,000**

ROYAL BANK OF CANADA

Per: ____________________
Name: Tom Oberaigner
Title: Authorized Signatory

2200, 333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

Attn: Director

Telecopier: (403) 515-3650

Commitment: **Cdn. $24,000,000**

BANK OF MONTREAL

Per: ____________________
Name:
Title:

Corporate Energy Banking
700 - 2nd Street S.W., Suite 2000
Calgary, AB T2P 2N7

Attn: Director

Telecopier: (403) 221-6497

Commitment: **Cdn. $24,000,000**

THE BANK OF NOVA SCOTIA

Per: [signature]
Name: Richard D. Lee
Title: Managing Director

Per: [signature]
Name: Matt van Remmen
Title: Associate Director

Corporate & Investment Banking
Suite 2802, Transcanada Tower
450 1st Street S.W.
Calgary, AB T2P 5H1

Attn: Manager

Telecopier: (403) 265-0543

Commitment: **Cdn. $24,000,000**

NATIONAL BANK OF CANADA



Per:
Name:
Title: Doug Ruzicki
Senior Manager, Corporate Banking



Per:
Name:
Title: Anne Collins
Manager, Corporate Banking

Agent:

Royal Bank of Canada
Agency Services Group
Royal Bank Plaza
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario
M5J 2W7

Attn: Manager, Agency
Telecopier: (416) 842-4023

ROYAL BANK OF CANADA, as Agent

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

Corporate & Investment Banking
Suite 2802, Transcanada Tower
450 1st Street S.W.
Calgary, AB T2P 5H1

Attn: Manager

Telecopier: (403) 265-0543

Commitment: **Cdn. $24,000,000**

NATIONAL BANK OF CANADA

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

Agent:

Royal Bank of Canada
Agency Services Group
Royal Bank Plaza
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario
M5J 2W7

Attn: Manager, Agency
Telecopier: (416) 842-4023

ROYAL BANK OF CANADA, as Agent

Per: [signature]
Name: David Wheatley
Title: Manager, Agency

Per: ______________________
Name:
Title:

Schedule "A" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF DRAWDOWN, REPAYMENT, PREPAYMENT OR CANCELLATION OF TOTAL COMMITMENT

Date: •

Royal Bank of Canada
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
M5J 2W7

Telecopier: (416) 842-4023

Attention: Manager, Agency

Dear Sir:

We refer to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC., as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of our request for a **[Drawdown, repayment, prepayment and/or cancellation of Total Commitment]** pursuant to Section **[3.4, 3.8, 5.1 or 5.3]** of the Credit Agreement as follows:

1. Amount of **[Drawdown, repayment, prepayment and/or cancellation] [Cdn/US]** $__________.

2. Date of **[Drawdown, repayment, prepayment and/or cancellation of Total Commitment]** ______________________.

3. **[If applicable]** Nature of **[Drawdown, repayment or prepayment]** is by way of a **[a Prime Loan, a USBR Loan, a Libor Loan or Bankers' Acceptances] [with an Interest Period of ________________]**.

4. **[If applicable]** The amount of the Total Commitment to be cancelled is Cdn $_______. Accordingly, the amount of the Commitment for each Lender and the amount of the Total Commitment after giving effect to the cancellation requested shall be as follows:

[specify particulars]

5. **[If applicable - Bankers' Acceptances not purchased by Lenders only]**. We will forward a confirmation of Borrowing by way of Bankers' Acceptance in the form of Schedule "B-1" to the Credit Agreement on the **[Drawdown Date]**. The term of each such Bankers' Acceptance shall be __________ days.

6. **[If applicable - Bankers' Acceptances only]**. We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

[If applicable - Drawdowns only]. We hereby represent and warrant that as at the Drawdown Date:

(a) there exists no Default or Event of Default which is continuing and no Default or Event of Default would arise as a result of such Drawdown after giving effect to such Drawdown and the receipt and application of the net proceeds of such Drawdown; and

(b) the representations and warranties referred to in Section 2.1 are true and correct as if made at and as of the applicable Drawdown Date.

Yours truly,

ALTAGAS UTILITY GROUP INC.

Per: ______________________________
Name: •
Title: •

Schedule "B-1" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF BORROWING BY WAY OF BANKERS' ACCEPTANCES (MARKETED)

Date: •

Royal Bank of Canada
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
M5J 2W7

Telecopier: (416) 842-4023

Attention: Manager, Agency

Dear Sirs:

We refer to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC., as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.6 of the Credit Agreement, we confirm our instructions regarding the issuance of the following Bankers' Acceptances for value on ______________, 20_____.

Each should be dated so as to mature on ____________________, 20____, resulting in a term of _________ days.

Particulars in respect of such Bankers' Acceptances are as set out in Exhibit 1 attached hereto.

Yours truly,

ALTAGAS UTILITY GROUP INC.

Per: ______________________________
Name: •
Title: •

Exhibit 1 to Notice of Borrowing by way of Bankers' Acceptances

CONFIRMATION OF BANKERS' ACCEPTANCES FUNDING DETAILS Date: ____________________

Further to the Notice of Borrowing dated ____________________, we hereby confirm the following including details of Bankers' Acceptances for the period ____________________ to ____________________.

Name of Lender	[•]	[•]	[•]	[•]
Face Amounts	[•]	[•]	[•]	[•]
Discount Rate	[•]	[•]	[•]	[•]
Price	[•]	[•]	[•]	[•]
Discounted proceeds	[•]	[•]	[•]	[•]
BA Acceptance Fee	[•]	[•]	[•]	[•]
Net Proceeds	[•]	[•]	[•]	[•]
Broker Name/Location	[•]	[•]	[•]	[•]
Split	[•]	[•]	[•]	[•]
Term	[•]	[•]	[•]	[•]

Schedule "B-2" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

CONFIRMATION OF BORROWING BY WAY OF BANKERS' ACCEPTANCES (PURCHASED)

Confirmation to Borrower

Date: •

TO: AltaGas Utility Group Inc.
•, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attention: Chief Financial Officer

Dear Sirs:

We refer to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC., as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.6 of the Credit Agreement, we confirm our instructions regarding the issuance of Bankers' Acceptances as follows:

1. The Discount Rate applicable to Bankers' Acceptances purchased by each Schedule I Lender is ______% and each Schedule II Lender or Schedule III Lender is __________%. This is the Discount Rate determined pursuant to the Credit Agreement.

2. Aggregate Bankers' Acceptances purchased by the Lenders were as follows:

   Face Amount: Cdn $__________________
   Term: _____ days from _______ to ___________
   Discount Rates: __________% and ____________%
   Price: Cdn $__________________
   Discount Proceeds: Cdn $__________________
   BA Acceptance Fees: Cdn $__________________
   Net Proceeds : Cdn $__________________

3. For value on ___________, 20____, we will credit your account __________________ maintained at __________________ Branch with Cdn $__________________.

Yours very truly,

ROYAL BANK OF CANADA, as Agent

Per: ________________________________
Title: •

COPY TO EACH LENDER

Schedule "C" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF CONVERSION

Date: •

Royal Bank of Canada
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
M5J 2W7

Telecopier: (416) 842-4023

Attention: Manager, Agency

Dear Sirs:

We refer to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC., as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Conversion of Borrowings pursuant to Section 3.10 of the Credit Agreement.

We have outstanding **[Cdn / US]** $________________ by way of **[a Prime Loan/a USBR Loan/a Libor Loan/Bankers' Acceptances]**. Please convert **[Cdn / US]** $________________________ outstanding by way of _______________

[a Prime Loan/a USBR Loan/a Libor Loan/Bankers' Acceptances] [with an Interest Period ending ______________________] into ______________________ **[a Prime Loan/a USBR Loan/a Libor Loan/Bankers' Acceptances] [with an Interest Period ending** __________________] on the ______________ day of ________________________, 20______.

[If applicable] We will forward a confirmation of Borrowing by way of Bankers' Acceptances in the form of Schedule "B-1" to the Credit Agreement on the Conversion Date.

[If applicable] We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

We hereby represent and warrant that as at the Conversion Date there exists no Event of Default.

Yours truly,

ALTAGAS UTILITY GROUP INC.

Per: ______________________________
Name: •
Title: •

Schedule "D" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

NOTICE OF ROLLOVER

Date: •

Royal Bank of Canada
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
M5J 2W7

Telecopier: (416) 842-4023

Attention: Manager, Agency

Dear Sirs:

We refer to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC., as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Rollover of **[Bankers' Acceptances/a Libor Loan]** pursuant to Section 3.11 of the Credit Agreement.

[If applicable] We have outstanding **[Cdn/US]$** ____________________ by way of **[Bankers' Acceptances/a Libor Loan] [with an Interest Period ending** ____________________.**]** Please Rollover ____________________ **[Cdn/US]** dollars of such **[Bankers' Acceptances/Libor Loan] [with a new Interest Period of** ________________.**]**

[If applicable] We will forward a Notice of Borrowing by way of Bankers' Acceptances in the form of Schedule "B-1" to the Credit Agreement on the Rollover Date.

[If applicable] We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

We hereby represent and warrant that as at the Rollover Date there exists no Event of Default.

Yours truly,

ALTAGAS UTILITY GROUP INC.

Per: ______________________________

Name: •
Title:
•

Schedule "E-1" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

BANKERS' ACCEPTANCE UNDERTAKING

1. This Bankers' Acceptance Undertaking is provided pursuant to the Credit Agreement made as November 17, 2005 among AltaGas Utility Group Inc. as Borrower and a consortium of Lenders with Royal Bank of Canada as Agent (as amended, modified, supplemented or restated from time to time, the "**Credit Agreement**"). Terms and expressions defined in the Credit Agreement which are used in this Undertaking and not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

2. Except as provided in paragraphs 3 and 5 below, the Borrower hereby agrees to pay on demand to each Lender at the Agent's Accounts for Payment the face amount of the bankers' acceptance forms, delivered in blank, and subsequently accepted and paid by each Lender that has been put into circulation fraudulently or without authority, and to indemnify each Lender against any loss, cost, damages, expense or claim regardless of by whosoever made, that each Lender may suffer or incur by reason of any fraudulent, unauthorized or unlawful issue or use of any such bankers' acceptance.

3. Where a bankers' acceptance purports to have been issued by the Borrower but bears the forged or unauthorized signatures of the undersigned drawer and the genuine acceptance of each Lender, such Lender shall have no claim against the purported undersigned drawer regardless of by whomsoever such claim may be made for loss, cost, damages, or expense such Lender may suffer or incur by reason of having accepted the said bankers' acceptance except where such forged or unauthorized signatures have been or were caused to be applied due to or as a result of any act or omission of the undersigned or by any of its officers, employees, agents or representatives.

4. On request, the Borrower hereby agrees to return to a Lender at its Branch of Account all such bankers' acceptance forms not signed by the Borrower.

5. The provisions of paragraph 2 above shall not apply in respect of any fraudulent, unauthorized or unlawful issue or use of any such bankers' acceptance which occurs while such bankers' acceptance is in the possession of a Lender or which is caused or permitted to occur by a Lender or any of its officers, employees, agents or representatives.

Schedule "E-2" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

POWER OF ATTORNEY - BANKERS' ACCEPTANCES

1. This Power of Attorney is provided pursuant to the Credit Agreement made as November 17, 2005 among AltaGas Utility Group Inc. as Borrower and a consortium of Lenders with Royal Bank of Canada as Agent (as amended, modified, supplemented or restated from time to time, the "**Credit Agreement**"). Terms and expressions defined in the Credit Agreement which are used in this Power of Attorney and not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

2. The Borrower hereby appoints each Lender which is not a Non-Acceptance Lender (individually, the "**Lender**"), acting by any authorized signatory of the Lender, the attorney of the Borrower:

   (a) to sign, for and on behalf and in the name of the Borrower as drawer, and to endorse on its behalf, Bankers' Acceptances drawn on the Lender payable to the order of "CDS & Co."; and

   (b) to fill in the amount payable at maturity, date and maturity date of such Bankers' Acceptances;

   provided that such acts in each case are to be undertaken by the Lender strictly in accordance with instructions given to the Lender by the Agent as hereinafter provided in paragraph 3 of this Power of Attorney. The Borrower understands signatures of any authorized signatory of the Lender may be mechanically reproduced in facsimile on Bankers' Acceptances in accordance herewith and such facsimile signatures shall be binding and effective as if they had been manually executed by such authorized signatory of the Lender.

3. Instructions from the Borrower to the Lender relating to the amounts payable at maturity, date and maturity dates of Bankers' Acceptances to be purchased by the Lender shall be communicated by the Borrower in writing to the Lender by delivery to the Agent on behalf of the Lender of written notice (each being a "**Notice**") in accordance with provisions of the Credit Agreement. The communications in writing by the Borrower to the Agent on behalf of the Lender of the instructions set out in the Notice shall constitute (a) the authorization and instruction of the Borrower to the Lender to sign for and on behalf and in the name of the Borrower as drawer the requested Bankers' Acceptances and to complete and/or endorse Bankers' Acceptances in accordance with such information as set out therein, and (b) the request of the Borrower to the Lender to accept such Bankers' Acceptances and purchase the same in accordance with the Credit Agreement. The Borrower acknowledges that the Lender shall not be obligated to accept or purchase any such Bankers' Acceptances except in accordance with the provisions of the Credit Agreement.

4. The Lender shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions from the Agent communicated to the Lender as provided herein if the Lender reasonably believes such instructions to be genuine. The Lender's actions in compliance with such instructions from the Agent shall be conclusively deemed to have been in accordance with the instructions of the Borrower.

5. The Borrower hereby agrees to indemnify the Lender and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this Power of Attorney or the acts contemplated hereby; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the negligence or wilful misconduct of the Lender or any of its directors, officers, employees, affiliates and agents.

6. No revocation of this Power of Attorney shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Bankers' Acceptances executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.

7. The Power of Attorney is in addition to and not in substitution of any agreement to which the Lender and the Borrower are parties, including the Credit Agreement.

8. The Power of Attorney shall be governed in all respects by the laws of Alberta and the laws of Canada applicable therein and the Borrower and the Lender each hereby irrevocably attorns to the non-exclusive jurisdiction of the courts and such jurisdiction in respect of all matters arising out of this Power of Attorney.

9. In the event of a conflict between the provisions of this Power of Attorney and the Credit Agreement, the Credit Agreement shall prevail.

Schedule "F" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

COMPLIANCE CERTIFICATE

I, ________________________________, of the City of Calgary, in the Province of Alberta, hereby certify as at the date of this Certificate as follows:

1. I am the **[Chairman, President, Chief Executive Officer, Chief Operating Officer Chief Financial Officer, Treasurer, Secretary or ____________________________]** of AltaGas Utility Group Inc. (the "Borrower") and I am authorized to provide this certificate to you for and on behalf of the Borrower;

2. This Certificate applies to the Fiscal **[Quarter/Year]** ending ________________, 20_____;

3. I am familiar with and have examined the provisions of the Credit Agreement made as of November 17, 2005 among the Borrower and a consortium of Lenders with Royal Bank of Canada as Agent and I have made such investigations of corporate records and inquiries of other officers and senior personnel of the Borrower as I have deemed reasonably necessary for purposes of this Certificate;

4. No Default or Event of Default has occurred and is continuing of which we are aware;

5. The Consolidated Debt to Capitalization Ratio at the end of this Fiscal **[Quarter/Year]**, expressed as a percentage, is __________% where Consolidated Debt is $________________ and Consolidated Capitalization is $____________________;

6. The amount of Indebtedness of the Subsidiaries (other than Subsidiary Guarantors) of the type referred to in paragraphs (a) through (i) inclusive of the definition of Consolidated Debt but excluding Indebtedness of the type referred to in paragraphs (j) through (o) inclusive of such definition as at the end of this Fiscal **[Quarter/Year]** is ____________% of the amount of the Consolidated Total Assets;

7. Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Credit Agreement; and

8. This Certificate is given by the undersigned officer in his/her capacity as an officer of AltaGas Utility Group Inc. without any personal liability on the part of such officer.

EXECUTED at the City of Calgary, in the Province of Alberta this _______ day of ____________________, 20_________.

Yours truly,

ALTAGAS UTILITY GROUP INC.

Per: ___________________________________
Name: •
Title: •

Schedule "G" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

LENDER TRANSFER AGREEMENT

To: Royal Bank of Canada, as Agent

And to: AltaGas Utility Group Inc. (the "Borrower")

Re: Credit Agreement made as of November 17, 2005 among the Borrower, the Agent and Royal Bank of Canada and each of the financial institutions which have entered into or shall enter into a Lender Transfer Agreement

Capitalized terms in this Lender Transfer Agreement shall have the meanings set out in the Credit Agreement.

1. **[name of new lender]** (the "Assignee") acknowledges that its proper officers have received and reviewed a copy of the Loan Documents and further acknowledges the provisions of the Loan Documents.

2. The Assignee agrees to become a Lender under the Credit Agreement; **[name of selling Lender]** (the "Assignor") has agreed to and does hereby sell, assign and transfer to the Assignee an undivided ________________% interest in the Total Commitment equal to Cdn $__________________; and, accordingly, the Assignee has agreed to execute this Lender Transfer Agreement.

3. The Assignee, by its execution and delivery of this Lender Transfer Agreement, agrees that from and after the date hereof it shall be a Lender under the Credit Agreement and agrees to be bound by and to perform all of the terms, conditions and covenants of the Credit Agreement applicable to a Lender but its liability to make Borrowings shall be limited to its Commitment identified in paragraph 4 of this Lender Transfer Agreement.

4. [The Assignee confirms that its Commitment under the Credit Agreement is Cdn $__________________________.] [Insert if applicable] [The Assignor confirms that its remaining Commitment under the Credit Agreement is Cdn $__________.]

5. The Assignee agrees to assume, without recourse to the Assignor, all present and future liabilities and obligations of the Assignor as Lender under the Credit Agreement to the extent of the Assignee's Commitment as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent.

6. The Assignee acknowledges and confirms that it has not relied upon and that neither the Assignor nor the Agent nor any of their respective directors, officers, employees or agents have not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of any of the Loan Documents or any other documentation or information delivered by the Assignor or the Agent to the Assignee in connection therewith or for the performance thereof by any party thereto or

of the financial condition of the Borrower. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

7. The Assignee represents and warrants that it is not a non-resident and is not deemed to be a non-resident of Canada as defined in the *Income Tax Act* (Canada) and that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower.

8. Each of the Assignor and the Assignee represents and warrants to the other, and to the Agent, the Lenders and the Borrower that it has the capacity and power to enter into this Lender Transfer Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, and all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken.

9. This Lender Transfer Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada.

10. Notices shall be given to the Assignee in the manner provided for in the Credit Agreement as follows:

    [•]
    [•]
    Attention: [•]
    Telecopier: [•]

11. This Lender Transfer Agreement shall be binding upon the Assignee and its successors and permitted assigns.

DATED this ____________ day of ______________________, 20______.

____

[Name of Assignee]

By: ______________________________
Name: •
Title: •

The Assignor hereby acknowledges the above Lender Transfer Agreement and agrees that its Commitment is reduced by an amount equal to the Commitment assigned to the Assignee hereby.

____

[Name of Assignor]

By: ______________________________

Name: •

Title: •

The Borrower hereby acknowledges the above Lender Transfer Agreement and consents to the Assignee becoming a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 4 of the Lender Transfer Agreement.

ALTAGAS UTILITY GROUP INC.

Per: ______________________________

Name: •

Title: •

Schedule "H" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

OPINION OF COUNSEL TO THE BORROWER

November 17, 2005

Royal Bank of Canada
11th Floor, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Each of the other financial institutions which becomes a Lender under the Credit Agreement

Royal Bank of Canada, as Agent
Agency Services Group
Royal Bank Plaza
P.O. Box 50, 200 Bay Street
12th Floor, South Tower
Toronto, Ontario M5J 2W7

Macleod Dixon LLP
Barristers & Solicitors
3700 Canterra Tower
400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Dear Sirs and Mesdames:

Re: AltaGas Utility Group Inc.- Cdn $100,000,000 Credit Facility

1. Introduction

1.1 We have acted as counsel to AltaGas Utility Group Inc. (the "Borrower") in connection with the negotiation, execution and delivery of the credit agreement made as of November 17, 2005 among AltaGas Utility Group Inc., as Borrower, each of the financial institutions named on the signature pages thereto as Lender and each other financial institution which becomes a party to the Agreement as Lender, as Lenders, and Royal Bank of Canada, as Agent, with respect to credit facilities in the aggregate principal amount of Cdn $100,000,000 (the "Credit Agreement").

1.2 This opinion is furnished pursuant to Section 8.1(d)(viii) of the Credit Agreement.

1.3 Capitalized terms used without definition herein shall have the meanings ascribed thereto in the Credit Agreement.

2. Documents Reviewed

2.1 For the purposes of giving this opinion, we have examined an originally executed copy of the Credit Agreement.

2.2 We have also examined:

(a) a Certificate of Compliance dated November 17, 2005 issued by the Director of Corporations, Industry Canada appointed under the *Canada Business Corporations Act* (the "CBCA") in respect of the Borrower;

(b) a Certificate of Status dated November 17, 2005 issued by the Registrar of Corporations, Alberta, in respect of the Borrower;

(c) the Officer's Certificate (described below) and certain other corporate proceedings, records, certificates and documents,

copies of which have been delivered to you concurrently with this opinion.

2.3 In addition, we have considered such questions of law and made such investigations and inquiries, as we have considered necessary or advisable for the purposes of this opinion.

3. Legal System

3.1 The scope of our review is restricted to and this opinion is rendered solely with respect to the laws of the Province of Alberta and the federal laws of Canada having application therein as of the date hereof.

4. Reliances

4.1 We have relied, exclusively and without independent investigation, on those certificates referred to in paragraphs 2.2(a), (b) and (c) for purposes of providing the opinions set forth in paragraph 6.1 of this opinion.

4.2 As to certain facts material to the opinions expressed herein, we have also relied, without independent investigation, on certificates of representatives of the Borrower (the "Officer's Certificate").

5. Assumptions

5.1 For the purposes of this opinion we have assumed:

(a) that all facts set forth in the Officer's Certificate are true and correct;

(b) the genuineness of all signatures on all documents reviewed by us in delivering this opinion; the authenticity of all documents submitted to us as originals and the

conformity to authentic original documents of all documents submitted to us as photocopied, telecopied or certified copies;

(c) that all facts set forth in the official public records, indices and filing systems and all certificates and documents supplied by public officials or otherwise conveyed to us by public officials are complete, true and accurate; and

(d) the existence of each of the Lenders and the Agent, their power, capacity and authority to execute and deliver the Credit Agreement, their due authorization, execution and delivery of such Credit Agreement and the validity, binding effect and enforceability of such Credit Agreement against each such party.

6. Opinions

Based on relying on the foregoing we are of the opinion that:

6.1 The Borrower is:

(a) a corporation incorporated under the CBCA, is not discontinued and has not been dissolved under the CBCA; and

(b) a valid and subsisting extra provincial corporation under the laws of the Province of Alberta.

6.2 The Borrower has the corporate capacity, power and authority to execute, deliver and perform its obligations under the Credit Agreement.

6.3 The Borrower has duly authorized, by all necessary corporate action, the execution, delivery and performance of the Credit Agreement.

6.4 The Credit Agreement has been duly executed and delivered by the Borrower.

6.5 The Credit Agreement constitutes a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms.

6.6 The execution, delivery and performance of the Credit Agreement by the Borrower does not and will not contravene, conflict with or constitute a breach of:

(a) any law, statute, rule or regulation applicable to it in the Province of Alberta; or

(b) any provision of its governing documents.

6.7 No authorization, consent, approval or exemption from or filing, registration, declaration or qualification with, or any giving of notice to, any governmental body or regulatory authority is required:

(a) for the execution, delivery and performance by the Borrower of the Credit Agreement; or

(b) to ensure the validity or enforceability against the Borrower of the Credit Agreement.

7. Qualifications

The opinions expressed herein are subject to the following qualifications:

(a) the validity or enforceability of the Credit Agreement and the rights and remedies set out therein or any judgment arising out of or in connection therewith: (i) may be limited by any applicable bankruptcy, reorganization, winding-up, insolvency, arrangement, preference, moratorium or other similar laws and judicial decisions of general application affecting the enforcement of creditors' rights from time to time in effect; (ii) is subject to general principles of equity, whether considered in a proceeding in equity or at law (including the equitable or statutory powers of the courts to stay proceedings before them, to stay the execution of judgments and to grant relief against forfeiture); and in particular no opinion is expressed as to the availability of the remedy of specific performance, injunctive relief or other equitable or discretionary remedies in any particular instance; and (iii) may be affected by the discretion of which a court may reserve to itself to decline to hear an action if it is contrary to public policy for it to do so or if it is not the proper forum to hear that action;

(b) no opinion is expressed as to the enforceability of any provisions in the Credit Agreement which: (i) provide that modifications, amendments or waivers that are not in writing will not be effective; (ii) provide for reaching agreement at a later date to the extent a court finds that the parties failed to set forth the principal terms of such later date agreement; (iii) purport to bind or affect, or confer a benefit on, persons who are not parties to that agreement (whether as a signatory or by or through an agent); (iv) purport to establish evidentiary standards, such as provisions stating that certain determinations, calculations or certificates will be conclusive or binding; (v) provide for indemnification or contribution of a Person to the extent that the indemnification or the reimbursement sought relates to a failure of such Person to comply with its obligations in respect of which indemnification or contribution is sought; (vi) are found to constitute a penalty; or (vii) purport to prevent the exercise of a right of set off or a defence by counterclaim;

(c) without limiting the generality of the other qualifications set forth herein:

(i) the Agent and the Lenders may be required to exercise or discharge, in good faith and in a commercially reasonable manner, all of their respective rights, duties and obligations arising under the Credit Agreement; and

(ii) a court may not treat as conclusive those certificates and determinations which the Credit Agreement states are to be so treated;

(d) the *Currency Act* (Canada) precludes a court in Canada from giving a judgment in any currency other than Canadian currency and such judgment may be based on a

rate of exchange in existence on a day other than the day of payment of such judgment;

(e) provisions in the Credit Agreement providing for recovery of fees and expenses may be restricted by a court to a reasonable amount and counsel fees are subject to taxation;

(f) Section 6 of the *Judgment Interest Act* (Alberta) governs the rate of interest which a judgment debt created by an order or judgment of an Alberta court bears, and we express no opinion as to the enforceability of any part of the Credit Agreement which purports to waive such section;

(g) we express no opinion on provisions of the Credit Agreement which provide or have the effect of providing for a higher rate of interest after than before default or for the payment of rates and/or fees which may exceed the "criminal interest rate" provisions of the *Criminal Code* (Canada).

(h) determinations or demands made by the Agent, any of the Lenders or any other Person in the exercise of a discretion purported to be given to it under or by the Credit Agreement may be unenforceable if made in an unreasonable or arbitrary fashion and may not be treated as conclusive notwithstanding contrary provisions in the Credit Agreement, and determinations or references based upon the practice of a certain Person or the publication or reporting of certain rates or yields may not be enforceable if the practice of such Person changes or the rates or yields are not ascertainable or are equivocal;

(i) provisions in the Credit Agreement which purport to restrict access to, or effect waivers of, the benefits or protection of doctrines, principles or statutory provisions viewed by a court as based on public policy, and provisions in the Credit Agreement which purport to exclude unwritten variations, amendments, waivers or consents, may not be enforceable;

(j) the question as to whether any provisions of the Credit Agreement which may be invalid, illegal or unenforceable may be severed from the other provisions thereof in order to save those other provisions would be determined by a court in its discretion;

(k) failure to exercise a right of action under the Credit Agreement within applicable limitation periods may act as a bar to the enforcement of such rights at any time thereafter; and

(l) the Agent or any Lender may be required to give the Borrower a reasonable time to raise monies to repay following a demand for payment prior to taking any action to enforce its right to repayment or before exercising any of the rights and remedies expressed to be exercisable by the Agent and the Lenders in the Credit Agreement as a result of the occurrence of an event of default described or incorporated therein.

7.2 No opinion is expressed as to the enforceability of provisions of the Loan Documents which:

(a) restrict access to legal or equitable remedies or defences;

(b) purport to establish evidentiary standards;

(c) purport to waive or affect any rights to notices;

(d) provide for a covenant to take actions, the taking of which are discretionary with or subject to approval of a third party or which are otherwise subject to a contingency, or the fulfilment of which is not within the control of the parties so covenanting;

(e) purport to render a party liable for a higher rate of interest after default than before;

(f) provide for non-judicial foreclosure or self-help remedies; or

(g) relate to time periods for complying with demands or to determinations made by the Agent, the Lenders or other parties in the exercise of a discretion purported to be given by them if made in an unreasonable or arbitrary fashion.

8. Reliance Limitation

8.1 This opinion is given solely for the benefit of the addressees hereof and may not be used, relied upon or distributed to any other person or used in connection with any other transaction without our express written consent.

Yours truly,

Schedule "I" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

REQUEST FOR EXTENSION

Date: •

Royal Bank of Canada
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario M4J 2W7

Telecopier: (416) 842-4023

Attention: Manager, Agency

Dear Sirs:

We refer to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC., as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.13 of the Credit Agreement, we hereby request that the Lenders (other than those which were previously Non-Extending Lenders) extend the Maturity Date applicable to such Lenders for a period of one year from • to •.

We hereby represent and warrant that there exists no Default or Event of Default which is continuing.

Yours truly,

ALTAGAS UTILITY GROUP INC.

Per: ______________________________
Name: •
Title: •

Schedule "J" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

EXTENSION NOTICE

Date: •

AltaGas Utility Group Inc.
•, 355 - 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Telecopier: (403) 691-7576

Attention: Chief Financial Officer

Dear Sirs:

We refer to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC., as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We acknowledge receipt of your Request for Extension dated •. In accordance with Section 3.13 of the Credit Agreement, and on behalf of the Requested Lenders (other than the Non-Extending Lenders) and the Purchasing Lenders (if any), we hereby agree to extend the Maturity Date applicable to such Lenders for a period of one year from • to •.

Yours truly,

ROYAL BANK OF CANADA, as Agent

By: ______________________________
Name: •
Title: •

Schedule "K" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

FORM OF ISSUE NOTICE
DOCUMENTARY CREDITS

Date: •

Royal Bank of Canada,
as attorney in fact for the Lenders
200 Bay Street, 12th Floor
South Tower
Toronto, Ontario
M5J 2W7

Attention: Manager, Agency

Dear Sirs:

We refer to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC., as Borrower, and a consortium of Lenders with ROYAL BANK OF CANADA, as Agent (the "Credit Agreement"). Capitalized terms and herein have the same meaning as in the Credit Agreement.

The undersigned hereby gives you notice pursuant to subsection 3.7(b) of the Credit Agreement that the Borrower hereby requests an Issue under the Credit Agreement of a Documentary Credit, and, in that connection, sets forth below the information relating to such Issue as required by subsection 3.7(b) of the Credit Agreement:

(i) The Issue Date, being a Business Day, is ______________________________.

(ii) The aggregate face amount of such Documentary Credit is $__________________.

(iii) The expiration date of such Documentary Credit, being a Business Day, is __________________ **[and the provisions relating to extension, if any, are:____________]**.

(iv) The Applicable Lenders are ____________________________________.

(v) The name and address of the beneficiary is ______________________________.

(vi) **[If applicable]** Such Documentary Credit is a Rollover of an existing Documentary Credit in the aggregate face amount of $____________________ and with an expiration date of _______________.

(vii) Special instructions, if any, ______________________________.

[If applicable - Drawdowns only] We hereby represent and warrant that as at the Issue Date:

(a) there exists no Default or Event of Default which is continuing and no Default or Event of Default would arise as a result of such Issue after giving effect to such Issue; and

(b) the representations and warranties referred to in Section 2.1 are true and correct as if made at and as of the applicable Issue Date.

[If applicable - Rollover only] We hereby represent and warrant that as at the Rollover Date there exists no Event of Default.

Yours truly,

ALTAGAS UTILITY GROUP INC.

Per: ______________________________
Name: •
Title: •

Schedule "L" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

FORM OF DOCUMENTARY CREDIT

ROYAL BANK OF CANADA
INTL TRADE CENTRE ALBERTA
335 - 8TH AVENUE S.W.
CALGARY, ALBERTA T2P 1C9

DATE OF ISSUE: ________________

DATE OF EXPIRY: ________________
PLACE OF EXPIRY: ________________

BENEFICIARY:
NAME:
ADDRESS:

APPLICANT:
NAME:
ADDRESS:

AMOUNT: ________________________

IRREVOCABLE STANDBY LETTER OF CREDIT NO. ________________________
WE, THE ISSUING BANKS, HEREBY ISSUE IN YOUR FAVOUR THIS IRREVOCABLE STANDBY LETTER OF CREDIT WHICH IS AVAILABLE BY PAYMENT AGAINST YOUR WRITTEN DEMAND ADDRESSED TO ROYAL BANK OF CANADA, INTERNATIONAL TRADE CENTRE ALBERTA, 335 - 8TH AVENUE S.W., CALGARY, ALBERTA, T2P 1C9, BEARING THE CLAUSE: "DRAWN UNDER STANDBY LETTER OF CREDIT NO. __________ ISSUED BY ROYAL BANK OF CANADA, INTERNATIONAL TRADE CENTRE ALBERTA, 335 - 8TH AVENUE S.W., CALGARY, ALBERTA, T2P 1C9 ON BEHALF OF THE ISSUING BANKS," WHEN ACCOMPANIED BY THE FOLLOWING DOCUMENTS:

1. BENEFICIARY'S SIGNED CERTIFICATE SPECIFYING AMOUNT(S) CLAIMED AND STATING THAT THE AMOUNT(S) DRAWN IS DUE AND PAYABLE BY APPLICANT AND THAT THE APPLICANT IS IN DEFAULT OF ITS OBLIGATIONS WITH RESPECT TO PAYMENTS RELATED TO ____________.

2. THE ORIGINAL OF THIS LETTER OF CREDIT FOR OUR ENDORSEMENT OF ANY PAYMENT.

PARTIAL DRAWINGS ARE PERMITTED.

SPECIAL CONDITION:

EACH ISSUING BANK HEREBY IRREVOCABLY UNDERTAKES, SEVERALLY ACCORDINGLY TO THE PERCENTAGE SET FORTH NEXT TO ITS SIGNATURE BELOW (SUCH ISSUING BANK'S "APPLICABLE PERCENTAGE") AND NOT JOINTLY WITH ANY OTHER ISSUING BANK, THAT DOCUMENTS PRESENTED IN STRICT

COMPLIANCE WITH THE TERMS OF THIS LETTER OF CREDIT WILL BE DULY HONOURED BY PAYING TO ROYAL BANK OF CANADA AS ADMINISTRATIVE AGENT (THE "ADMINISTRATIVE AGENT") SUCH ISSUING BANK'S SHARE (ACCORDING TO ITS APPLICABLE PERCENTAGE) OF THE AMOUNT OF SUCH DRAWING. THE ADMINISTRATIVE AGENT HEREBY IRREVOCABLY UNDERTAKES THAT ANY AMOUNT SO RECEIVED BY IT WILL BE MADE AVAILABLE TO YOU BY PROMPTLY CREDITING OR REMITTING THE PAYMENT SO RECEIVED, IN LIKE FUNDS, IN ACCORDANCE WITH YOUR INSTRUCTIONS.

THE OBLIGATION OF EACH ISSUING BANK UNDER THIS LETTER OF CREDIT IS SEVERAL AND NOT JOINT AND SHALL AT ALL TIMES BE AN AMOUNT EQUAL TO SUCH ISSUING BANK'S APPLICABLE PERCENTAGE OF THE AGGREGATE UNDRAWN AMOUNT OF THIS LETTER OF CREDIT (AND OF EACH DRAWING UNDER THIS LETTER OF CREDIT).

THIS LETTER OF CREDIT HAS BEEN EXECUTED AND DELIVERED BY THE ADMINISTRATIVE AGENT IN THE NAME AND ON BEHALF OF, AND AS ATTORNEY IN FACT FOR, EACH ISSUING BANK. THE ADMINISTRATIVE AGENT IS AUTHORIZED TO ACT UNDER THIS LETTER OF CREDIT AS THE AGENT OF EACH ISSUING BANK TO (1) RECEIVE DEMANDS FOR PAYMENT AND OTHER DOCUMENTS PRESENTED BY YOU UNDER THIS LETTER OF CREDIT, (2) DETERMINE WHETHER SUCH DEMANDS AND DOCUMENTS ARE IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS LETTER OF CREDIT AND (3) NOTIFY EACH ISSUING BANK THAT A VALID DRAWING HAS BEEN MADE AND THE DATE THAT THE RELATED DISBURSEMENT IS TO BE MADE. THE ADMINISTRATIVE AGENT IRREVOCABLY UNDERTAKES THAT IT WILL PROMPTLY NOTIFY EACH ISSUING BANK OF ANY VALID DRAWING UNDER THIS LETTER OF CREDIT.

BY YOUR ACCEPTANCE HEREOF, YOU AGREE THAT THE ADMINISTRATIVE AGENT SHALL HAVE NO OBLIGATION OR LIABILITY TO HONOUR ANY DRAWING UNDER THIS LETTER OF CREDIT WITH THE EXCEPTION OF THE AMOUNT COMMITTED TO BY IT IN ITS CAPACITY AS AN ISSUING BANK, AND THAT NEITHER ANY ISSUING BANK NOR THE ADMINISTRATIVE AGENT SHALL BE RESPONSIBLE FOR THE FAILURE OF ANY OTHER ISSUING BANK TO MAKE A PAYMENT TO BE MADE BY SUCH OTHER ISSUING BANK HEREUNDER. THE OBLIGATION OF EACH ISSUING BANK UNDER THIS LETTER OF CREDIT IS THE INDIVIDUAL OBLIGATION OF SUCH ISSUING BANK AND IS IN NO WAY CONTINGENT UPON REIMBURSEMENT FOR ANY DRAWING HEREUNDER.

BUT FOR THE FACT THAT THIS LETTER OF CREDIT IS ISSUED BY A NUMBER OF ISSUING BANKS, IT IS OTHERWISE ISSUED SUBJECT TO THE UNIFORM CUSTOMS AND PRACTICE FOR DOCUMENTARY CREDITS (1993 REVISION), ICC PUBLICATION NO. 500 (OR ANY REPLACEMENT PUBLICATION), AS SUCH PUBLICATION MAY BE AMENDED FROM TIME TO TIME OR OTHERWISE IN ACCORDANCE WITH THE INTERNATIONAL STANDBY PRACTICES ISP98 (ICC PUBLICATION NO. 590) AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF

THE PROVINCE OF ALBERTA AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN (WITHOUT REGARD TO CONFLICTS OF LAWS PROVISIONS). EACH OF THE ISSUING BANKS HEREBY IRREVOCABLY ATTORNS TO THE NON-EXCLUSIVE JURISDICTION OF THE ALBERTA COURTS AND WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK JURISDICTION OVER IT.

VERY TRULY YOURS,

ROYAL BANK OF CANADA,
AS ADMINISTRATIVE AGENT

By: ______________________________
NAME:
TITLE:

APPLICABLE PERCENTAGE

ISSUING BANKS

_______________%

[NAME OF BANK]
BY: ROYAL BANK OF CANADA,
ATTORNEY IN FACT

By: ______________________________
TITLE:

_______________%

[NAME OF BANK]
BY: ROYAL BANK OF CANADA,
ATTORNEY IN FACT

By: ______________________________
TITLE:

_______________%

[NAME OF BANK]
BY: ROYAL BANK OF CANADA,
ATTORNEY IN FACT

By: ______________________________
TITLE:

_______________%

[NAME OF BANK]
BY: ROYAL BANK OF CANADA,
ATTORNEY IN FACT

By: ______________________________
TITLE:

Schedule "M" to the Credit Agreement made as of November 17, 2005 among ALTAGAS UTILITY GROUP INC. as Borrower and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

FORM OF SUBSIDIARY GUARANTEE

THIS GUARANTEE is made as of • by **[Subsidiary Guarantor]**, a **[corporation / partnership / trust]** duly **[incorporated/formed]** pursuant to the laws of • (the "**Guarantor**"), in favour of and for the benefit of the Guarantee Beneficiaries.

Recitals

1. The Guarantee Beneficiaries (or Affiliates thereof) have agreed to enter into the Credit Agreement on the condition that the Guarantor provide this Guarantee;

2. The Guarantor will derive significant benefit from the extension of credit by the Guarantee Beneficiaries to the Borrower and its Subsidiaries under Swap Agreements;

NOW, THEREFORE, the Guarantor agrees with the Guarantee Beneficiaries as follows:

ARTICLE 1 DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Guarantee, unless something in the subject matter or context is inconsistent therewith:

"**Borrower**" means AltaGas Utility Group Inc. and includes its successors and permitted assigns;

"**Credit Agreement**" means the credit agreement made as of November 17, 2005 among the Borrower, Royal Bank of Canada, as Agent, and the Lenders party thereto, as amended, supplemented or restated from time to time;

"**Event of Default**" means an "**Event of Default**" as defined in the Credit Agreement or a default by the Borrower or any Subsidiary under any Swap Agreement which entitles the applicable Guarantee Beneficiaries to demand payment thereunder;

"**Guarantee Beneficiaries**" means Royal Bank of Canada, for itself and as Agent and on behalf of the Lenders under the Credit Agreement (including the Swap Lenders);

"**Guaranteed Obligations**" means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower or any Subsidiary to the Guarantee Beneficiaries or any of them under, pursuant or relating to the Credit Agreement, any other Loan Document or any Swap Agreement, whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

1.2 Headings and Guarantee References

(a) The division of this Guarantee into Articles and Sections, and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

(b) The terms "this Guarantee", "hereof", "hereunder" and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof, and include any amendments hereto. Unless otherwise stated, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

ARTICLE 2
NO COLLATERAL AGREEMENTS

2.1 Acknowledgement

The Guarantor confirms that its obligations under this Guarantee are not subject to any promise or condition affecting or limiting its liability, and no statement, representation, collateral agreement or promise on the part of the Guarantee Beneficiaries or any officer, employee or agent thereof forms any part of this Guarantee or has induced the making thereof or shall be deemed in any way to affect the Guarantor's liability hereunder, unless expressly set out herein. It is the parties' intent that all conditions and limitations relating to this Guarantee be expressly set out herein, failing which the Guarantor expressly waives reliance thereon as a defence to or limitation of its obligations hereunder.

ARTICLE 3
GUARANTEE

3.1 Guarantee

The Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guarantee Beneficiaries the due and punctual payment and discharge of all Guaranteed Obligations. The Guarantor covenants that the Guaranteed Obligations will be fully and punctually paid strictly in accordance with the terms of the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable). The Guarantor hereby indemnifies the Guarantee Beneficiaries on demand by the Agent or the applicable Guarantee Beneficiaries against any loss or liability suffered by them as a result of any Guaranteed Obligation being or becoming unenforceable, invalid or illegal.

3.2 Continuing Guarantee

This Guarantee shall be a continuing guarantee, shall cover and secure any ultimate balance owing to the Guarantee Beneficiaries on account of the Guaranteed Obligations, and shall be operative and binding notwithstanding that at any time or times the Guaranteed Obligations may equal zero or that any payments from time to time may be made to the Guarantee Beneficiaries or any settlements of account effected or any other thing whatsoever done, suffered or permitted, or any other action short of actual and final payment to the Guarantee Beneficiaries of all Guaranteed Obligations.

3.3 Other Guarantors

This Guarantee shall be operative and binding regardless of whether or not any proposed guarantor or any Persons other than the Guarantor have executed or shall execute this Guarantee or any other guarantee of the Guaranteed Obligations or is or are or shall become in any other way responsible to the Guarantee Beneficiaries for or in respect of the Guaranteed Obligations or any part thereof, and regardless of whether or not any other Persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof (whether under this Guarantee or otherwise) shall cease to be so liable.

3.4 Identity of Borrower and Subsidiaries

This Guarantee is to extend to the Borrower and each Subsidiary notwithstanding any change or changes in the name, business, powers, objects, membership, partners, shareholders or other equity owners, directorate, organization or management of the Borrower or such Subsidiary, and notwithstanding any reorganization of the Borrower or such Subsidiary or the merger or amalgamation of the Borrower or such Subsidiary with another or others (including with the Guarantor, in which case the obligations of the Guarantor hereunder shall be direct), or the sale or disposal of any of the Borrower's or such Subsidiary's business in whole or in part to another or others, or the receivership, dissolution, insolvency, winding-up, arrangement, reorganization, bankruptcy or liquidation of or in respect of the Borrower or such Subsidiary, and no such event shall lessen, release or discharge the obligations of the Guarantor under this Guarantee.

3.5 Acknowledgement of Continued Liability

The Guarantor shall from time to time forthwith on the reasonable request of the Guarantee Beneficiaries deliver to them suitable acknowledgements of its continued liability hereunder in such form as counsel for the Guarantee Beneficiaries may advise.

3.6 Guarantor to Pay; Interest; Currency

(a) If at any time an Event of Default shall have occurred and be continuing and, in the case of the Credit Agreement, if the Agent shall be entitled to issue an Acceleration Notice under the Credit Agreement, the Guarantor shall forthwith on demand by the Agent or the other applicable Guarantee Beneficiaries, pay to the Guarantee Beneficiaries the amount in default (including any accelerated obligations).

(b) If the Guarantee Beneficiaries make demand upon the Guarantor as provided in this Section, the Guarantor shall thereupon be liable to the Guarantee Beneficiaries for the amount demanded directly, as principal, and not just as surety, and will not plead or assert to the contrary in any proceeding taken by the Guarantee Beneficiaries in enforcing this Guarantee.

(c) The Guarantor shall pay interest on those of the Guaranteed Obligations that are payment obligations for which demand shall have been made, computed from and after the date of demand until payment in full, at the rate or rates provided in the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) in respect of the obligation so demanded, calculated and compounded in the same manner, but without duplication of interest which is payable by the Guarantor where such interest forms part of the Guaranteed Obligations.

(d) All Guaranteed Obligations that are payment obligations shall be paid by the Guarantor in whichever currency or currencies in which they are denominated.

3.7 Statement of Obligations

The statement in writing of the Guarantee Beneficiaries from time to time of the indebtedness, obligations or liability of the Borrower or any Subsidiary to them shall be binding upon the Guarantor and shall be *prima facie* evidence of the amount of the indebtedness, obligations or liability. All right to question in any way the present or future method of the Guarantee Beneficiaries of dealing with the Borrower or any Subsidiary, or with any Persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof, is hereby waived to the extent permitted by applicable law.

3.8 Not Bound to Exhaust Recourse

The Guarantee Beneficiaries shall not be bound to exhaust their recourse against the Borrower or any Subsidiary or to pursue any rights or remedies they may have against the Borrower or any Subsidiary, any other guarantor or any other Person, or to make any demand on or present any note to the Borrower or any Subsidiary or any Person other than the Guarantor, or file any proof of claim in any insolvency, administration, arrangement, winding-up, liquidation or bankruptcy before demanding or being entitled to demand payment from the Guarantor hereunder.

3.9 Authority

The Guarantee Beneficiaries shall not be concerned to see or enquire into the powers of the Borrower or any Subsidiary or the directors, officers or agents of the Borrower or any Subsidiary acting or purporting to act on its behalf, and all moneys, advances, renewals and credits in fact borrowed or obtained in the professed exercise of such powers shall be deemed to the extent permitted by applicable law to form part of the Guaranteed Obligations even if irregularly, fraudulently, defectively or informally effected or in excess of the powers of the Borrower or any Subsidiary or the directors, officers or agents thereof, and notwithstanding any incapacity or disability of any thereof, and further notwithstanding any actual or constructive

notice of the powers of the Borrower or any Subsidiary or the directors, officers or agents thereof.

3.10 Reinstatement

Where any discharge (whether in respect of the obligations of the Borrower or any Subsidiary, any security for such obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be repaid on insolvency, bankruptcy, administration, arrangement, liquidation or otherwise, the liability of the Guarantor under this Guarantee shall continue as if there had been no such discharge or arrangement. The Guarantee Beneficiaries shall be entitled to concede or compromise any claim that any such payment, security or other disposition is liable to avoidance or repayment.

3.11 Postponement of Claims

During the continuance of an Event of Default applicable to the Borrower or a Subsidiary, all indebtedness and liabilities, present and future, of the Borrower or such Subsidiary, as applicable, to the Guarantor, together with any security therefor, is hereby postponed to all present and future indebtedness and liabilities of the Borrower or such Subsidiary, as applicable, to the Guarantee Beneficiaries and all monies received from the Borrower or such Subsidiary, as applicable, or for the account of the Borrower or such Subsidiary, as applicable, by the Guarantor shall be received and held by the Guarantor in trust for the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations, and forthwith upon receipt paid over to the Guarantee Beneficiaries and such other lenders (pro rata to each in proportion to the aggregate of such obligations owing to such lenders) until the Borrower's or such Subsidiary's, as applicable, indebtedness and liabilities to the Guarantee Beneficiaries is finally paid and satisfied in full, all without prejudice to and without in any way limiting or lessening the liability of the Guarantor to the Guarantee Beneficiaries under this Guarantee.

3.12 Subrogation; No Competition with Guarantee Beneficiaries

The Guarantor shall not exercise any rights which it may have acquired by way of subrogation, indemnity or contribution under this Guarantee (by virtue of any payment being made by it hereunder, any liability to make payment hereunder, or otherwise), or exercise any right of contribution against any other guarantor, or, during the continuance of an Event of Default applicable to the Borrower or a Subsidiary, claim or exercise any right of set-off against the Borrower or such Subsidiary, as applicable, or any other guarantor, unless and until all Guaranteed Obligations have been finally paid and performed in full. If any amount shall be paid (including through any exercise of set-off rights) to the Guarantor arising out of or based upon such right of subrogation, indemnity, contribution or, during the continuance of an Event of Default, set-off at a time when the Guaranteed Obligations have not been paid and performed in full, such amount (in the case of a set-off, an amount equal to such set-off in fact exercised by it) shall be deemed to have been paid to the Guarantor for the benefit of, and held by the Guarantor in trust for, the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations and shall forthwith be paid to the Guarantee Beneficiaries and

such other lenders (pro rata to each in proportion to the aggregate of such obligations owing to such lenders).

3.13 Filing of Claims in Insolvency

Notwithstanding Section 3.12, during the continuance of a Default or Event of Default applicable to the Borrower or such Subsidiary, on request by the applicable Guarantee Beneficiaries, the Guarantor will file, enforce and collect all claims against the Borrower or such Subsidiary, as applicable, in any receivership, bankruptcy, arrangement or other proceedings in which the filing of claims is contemplated by law in respect of any indebtedness of the Borrower or such Subsidiary, as applicable, to the Guarantor, and will hold in trust and assign to the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations all of the Guarantor's rights thereunder. If the Guarantor fails to file, enforce or collect any such claim, any Guarantee Beneficiary, as attorney in fact of the Guarantor, is hereby authorized to do so in the name of the Guarantor or, in its discretion, to assign the claim to the Guarantee Beneficiaries or their nominee and cause a proof of claim to be filed in the Guarantee Beneficiaries' name or the name of their nominee for the benefit of the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations. In all such cases, whether in receivership, bankruptcy, arrangement proceedings or otherwise, the Person or Persons authorized to pay such claim shall be fully authorized and entitled to pay to the Guarantee Beneficiaries (or their nominee) and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations the full amount payable on the claim in the proceeding before making any payment to the Guarantor, and to the extent necessary to give effect hereto, the Guarantor hereby assigns to the Guarantee Beneficiaries for the benefit of the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations all of its rights to any payments or distributions to which the Guarantor otherwise would be entitled in such proceeding.

3.14 Preservation of Rights

Until all amounts which may be or become payable under or in connection with the Credit Agreement, any Loan Document or any Swap Agreement (as applicable) have been irrevocably paid and discharged in full (whether by the Borrower, any Subsidiary, the Guarantor or otherwise), after a claim has been made pursuant to this Guarantee which has not been paid in full, the Guarantee Beneficiaries may:

(a) refrain from applying or enforcing any other security, monies or rights held or received by the Guarantee Beneficiaries, as the case may be, in respect of (or capable of being applied in respect of) such amounts or apply and enforce the same in such manner and order as the Guarantee Beneficiaries see fit (whether against such amounts or otherwise); and

(b) hold in a suspense account (with the obligation to pay interest on the monies held therein at a reasonable rate available to it for deposits made by it in the same currency on like terms and in like amounts) any monies received from the Guarantor or on account of the Guarantor's liability under this Guarantee.

ARTICLE 4
OBLIGATIONS NOT RELEASED

4.1 Obligations Absolute

The obligations of the Guarantor hereunder shall be absolute and unconditional, and shall not be released, diminished, discharged or in any way lessened, abated, impaired or reduced by:

(a) the Guarantee Beneficiaries agreeing to any renewal, extension, increased commitment, change, variation, alteration, restatement, waiver, modification, release or discharge in or in respect of the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), or anything done, suffered or permitted by the Guarantee Beneficiaries in relation to the Guaranteed Obligations, the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), including any amendment or change in the manner, time, place or calculation of payment of the Guaranteed Obligations (including increases or decreases in principal, interest rates, fees or other obligations);

(b) time or any indulgence being given to the Borrower, any Subsidiary or any other Person by the Guarantee Beneficiaries;

(c) the merging of the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or the Guaranteed Obligations or other obligations of the Borrower or any Subsidiary in, or any alteration thereof by virtue of, any subsequent agreement or amending agreement;

(d) the Guarantee Beneficiaries agreeing to any compromise, settlement, proposal, arrangement or plan of reorganization affecting the Borrower, any Subsidiary or any other guarantor;

(e) the Guarantee Beneficiaries agreeing to the release of any other guarantor or any other Person liable directly or as surety or otherwise for the Guaranteed Obligations or any part thereof, or the addition of any guarantor, endorser or surety;

(f) the Guarantee Beneficiaries failing or omitting to, or refraining from, taking any action to enforce the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or any rights or remedies thereunder, or proving the claim or part of the claim of the Guarantee Beneficiaries in any liquidation, bankruptcy, winding up, compromise, arrangement or other proceeding relating to the Borrower, any Subsidiary or any other Person;

(g) the lack of validity, enforceability, provability or collectibility (in whole or in part) for any reason of, or any informality, defect or irregularity in or omission from, the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or any impossibility, impracticability, frustration, fraud (other than by the Agent or any of the

Lenders), forgery (other than by the Agent or any of the Lenders), *force majeure*, act of government or change in applicable law, or the loans or advances constituting the Guaranteed Obligations having been made in excess of the power of the Guarantee Beneficiaries or any of them or in contravention of any of their governing statutes or constating documents;

(h) any common law or statute bar on enforcement of the whole or any part of the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable);

(i) any marshalling of assets and liabilities;

(j) any notice by the Guarantor purporting in any way to limit its liability hereunder in respect of any Guaranteed Obligations, whether arising prior or subsequent to such notice;

(k) any failure or lack of diligence on the part of the Guarantee Beneficiaries to examine, inspect, investigate, monitor or take any other steps in connection with the Borrower's or any Subsidiary's obligations under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), including in respect of environmental matters;

(l) any limitation on the amount guaranteed by any other guarantor of the Guaranteed Obligations; or

(m) any other event, circumstance, occurrence or contingency which might otherwise constitute a legal or equitable defence available to, or discharge of, the Guarantor, the Borrower, any Subsidiary or any other guarantor of or in respect of the Guaranteed Obligations;

in each case regardless of how substantial, fundamental or material such event or circumstance mentioned above may be, or however prejudicial it may be to the Guarantor, and without any requirement for notice to the Guarantor of any of such event or circumstance, subject to the requirements of applicable law.

4.2 Security from the Borrower or a Subsidiary

(a) Without limiting the generality of Section 4.1, the Guarantee Beneficiaries shall be at liberty (without in any way prejudicing or affecting their rights hereunder) from time to time to hold and receive such security for the Guaranteed Obligations or any part thereof as they may deem proper without any obligation of the Borrower or any Subsidiary to provide any security except as may be required under the Credit Agreement, and may give up, vary, exchange, release, surrender, discharge, waive, postpone, subordinate, abandon or otherwise deal with or fail to deal with such security or any part thereof or property covered thereby or allow the Borrower, any Subsidiary or others to deal with the property covered thereby, all as the Guarantee Beneficiaries may consider expedient or appropriate, subject to the requirements of applicable law.

(b) The Guarantee Beneficiaries may, without exonerating in whole or in part the Guarantor, abstain from taking, perfecting or registering, or from continuing any such perfection or registration of, or from taking advantage of, any security or the provisions of any applicable law relating thereto.

(c) The Guarantee Beneficiaries may realize or refrain from realizing upon any security when, and in such manner, as the Guarantee Beneficiaries deem expedient, and the Guarantor to the extent permitted by applicable law waives any right it may have to receive notice of any actions or proceedings taken in respect thereof.

(d) None of (i) the failure to take or any loss of or in respect of any security or the property covered thereby, whether occasioned by the fault, omission, carelessness, negligence or recklessness of the Guarantee Beneficiaries or otherwise (including improvident or improper handling, collection or realization thereof or thereunder), (ii) the failure by the Guarantee Beneficiaries, in whole or in part, to put or keep themselves in a position to deliver any security or any of it to the Guarantor on payment of the Guaranteed Obligations, or (iii) any release, modification or waiver of, or failure, omission, delay, neglect, refusal or lack of diligence to enforce, any right, benefit, privilege or interest under any contract or agreement under which the rights of the Borrower or any Subsidiary have been collaterally or absolutely assigned or in which a security interest has been granted, shall in any way limit, lessen or release or otherwise abate the liability of the Guarantor hereunder.

4.3 Dealing with the Borrower or a Subsidiary

It is the intent of the Guarantor and the Guarantee Beneficiaries that the Guarantee Beneficiaries may discontinue, reduce, increase or otherwise vary the credit of the Borrower or any Subsidiary and otherwise deal, in the broadest sense of that word, with the Borrower or any Subsidiary and others, including any other guarantor, as the Guarantee Beneficiaries may see fit, all without prejudice to or in any way limiting or lessening the Guarantor's liability hereunder and without necessity for obtaining the consent of or giving notice to the Guarantor.

4.4 Notices not Required

No Guarantee Beneficiary nor any other Person shall, subject to the requirements of applicable law, have any duty or obligation to notify, or timely notify, the Guarantor of (i) any default, event of default or similar event (however denominated) under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), or any renewal, extension, supplement, modification, rearrangement, amendment, restatement, replacement, cancellation, rescission, revocation or reinstatement (whether or not material) in respect thereof, (ii) any taking, release or exchange of any security, (iii) any action taken or not taken by any Guarantee Beneficiary or any other Person against the Borrower, any Subsidiary or any other Person, (iv) any new agreement between any Guarantee Beneficiary, the Borrower, any Subsidiary or any other Person, or (v) any other event or circumstance whatsoever.

ARTICLE 5
REPRESENTATIONS AND COVENANTS

5.1 Representations

The Guarantor represents and warrants to each of the Guarantee Beneficiaries that:

(a) It is a **[corporation / partnership / trust]** duly **[incorporated / formed]** and validly existing under the laws of the •. It is duly qualified to carry on business in each jurisdiction in which such qualification is required by law. It has the power and authority to own the assets it purports to own, to transact the business it transacts and proposes to transact and to comply with the provisions of this Guarantee and to duly perform and observe all of its obligations hereunder;

(b) The execution, delivery, and performance of this Guarantee by the Guarantor has been or will be, when executed and delivered, duly authorized by all necessary action, are within its power and capacity and will not violate any provision of applicable law, the constating documents of the Guarantor or any other governing document and will not result in the breach of, or constitute a default or require any consent under, any indenture or other agreement or instrument to which it is a party or by which it or its property may be bound or affected, and does not require any governmental approval;

(c) This Agreement constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by applicable law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the qualification that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought and general equitable principles; and

(d) It has determined that its liability and obligation under this Guarantee may reasonably be expected to substantially benefit the Guarantor directly. The Guarantor has had full and complete access to the underlying papers relating to the Guaranteed Obligations and all other papers executed by any other Person in connection with the Guaranteed Obligations. The Guarantor is fully informed of all circumstances which bear upon the risks of executing this Guarantee which a diligent inquiry would reveal. The Guarantor has adequate means to obtain from the Borrower or any Subsidiary, on a continuing basis, information concerning the Borrower's or such Subsidiary's financial condition, and is not depending on any Guarantee Beneficiary to provide such information, now or in the future. The Guarantor agrees that no Guarantee Beneficiary shall have any obligation to advise or notify the Guarantor or to provide the Guarantor with any data or information. The Guarantor acknowledges receipt of a copy of all Loan Documents and Swap Agreements (if any) and understands the obligations of the Borrower or the applicable Subsidiary thereunder.

5.2 Covenants

The Guarantor covenants with the Guarantee Beneficiaries that it shall:

(a) comply with and be bound by each covenant in the Credit Agreement and the other Loan Documents and Swap Agreements that is applicable to the Guarantor; and

(b) not take any action or fail to take any action which would result in the Borrower or any Subsidiary being in breach of any term or provision of the Credit Agreement or any other Loan Document or Swap Agreement.

ARTICLE 6
WITHHOLDING TAX

6.1 Payment Net of Withholding Tax

The Guarantor shall make all payments required hereunder to any Guarantee Beneficiary which is not a non-resident and is not deemed to be an non-resident of Canada as defined in the *Income Tax Act* (Canada), whether by way of principal, interest or otherwise, without withholding any Tax. If the Guarantor is required by applicable law to deduct any withholding Tax from or in respect of any amounts payable under this Guarantee in respect of a Guarantee Beneficiary which is not a non-resident and is not deemed to be a non-resident of Canada as defined in the *Income Tax Act* (Canada) (a) the amounts payable by the Guarantor hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6.1), the Guarantee Beneficiaries will receive an amount equal to the sum they would have received had no such deductions been made, (b) the Guarantor will make such deductions, and (c) the Guarantor will pay the full amount deducted to the relevant taxing authority or other governmental authority in accordance with applicable law.

ARTICLE 7
EXPENSES AND INDEMNITY

7.1 Expenses

The Guarantor shall pay to the Guarantee Beneficiaries all reasonable out-of-pocket costs and expenses incurred by the Guarantee Beneficiaries from time to time in the documentation, preparation, negotiation, printing, execution, registration, delivery, enforcement, realization and collection of or in respect of this Guarantee, including the reasonable fees of legal counsel for the Guarantee Beneficiaries on a solicitor and his own client basis. All such amounts shall be payable by the Guarantor on demand, shall bear interest at the Prime Rate plus one percent (1%) per annum, calculated from the date demanded by the Guarantee Beneficiaries to the date paid by the Guarantor.

7.2 Indemnity

The Guarantor shall indemnify the Guarantee Beneficiaries and hold them harmless against all losses, costs, expenses, liabilities, actions, suits, claims or damages of any and every kind incurred by the Guarantee Beneficiaries as a result of:

(a) a default by the Guarantor in the payment of any Guaranteed Obligations, and

(b) the failure by the Guarantor to comply with any of its covenants or other obligations hereunder.

Without limiting the generality of the foregoing, this indemnity shall extend to:

(i) reasonable legal fees on a solicitor and his own client basis, including the costs of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter, and

(ii) any amounts payable arising out of a settlement of any action entered into between the Guarantee Beneficiaries or any of them and any other Person with the consent of the Guarantor, not to be unreasonably withheld.

A certificate of the Guarantee Beneficiaries as to the amount of any such loss or expense shall be *prima facie* proof of the amount thereof. The amount required to be paid by the Guarantor hereunder shall be payable by the Guarantor on demand, shall bear interest at the Prime Rate plus one percent (1%) per annum calculated from the date of demand for any indemnified outlay is made by the Guarantee Beneficiaries hereunder to the date paid by the Guarantor. The provisions of and undertakings and indemnification set out in this Section shall survive the payment and satisfaction of the Guaranteed Obligations.

ARTICLE 8
GENERAL

8.1 Notice

Any notice, communication or demand to be made or given hereunder shall be in writing and may be made or given by personal delivery or by facsimile or other electronic means of communication addressed as follows:

To the Guarantor:

[Subsidiary Guarantor]
c/o AltaGas Utility Group Inc.
•, 355 - 4th Avenue SW
Calgary, AB T2P 0J1

Attention: Chief Financial Officer
Facsimile: (403) 508-7258

To the Guarantee Beneficiaries:

Royal Bank of Canada, as Agent
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
P.O. Box 50, 200 Bay Street
Toronto, ON M5J 2W7

Attention: Manager, Agency Service
Facsimile: (416) 842-4023

or to such other address or facsimile number as any party may from time to time notify the other in accordance with this Section. Any notice, communication or demand made or given by personal delivery during usual business hours at the place of receipt on a Business Day shall be deemed to have been given on the day of actual delivery thereof. Any notice, communication or demand made or given by personal delivery after usual business hours on a Business Day or by facsimile or other electronic means of communication shall be deemed to have been given, on the first Business Day following the delivery or transmittal thereof.

8.2 Governing Law and Jurisdiction

(a) THIS GUARANTEE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE PROVINCE OF ALBERTA AND THE LAW OF CANADA APPLICABLE THEREIN.

(b) The Guarantor agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid documents and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any Guarantee Beneficiary to take proceedings in any other jurisdictions, whether concurrently or not.

8.3 Payment on Stay

If:

(a) the Borrower, any Subsidiary or the Guarantor is prevented from making payment of any of the Guaranteed Obligations when it would otherwise be required to do so; or

(b) the Guarantee Beneficiaries are prevented from demanding payment of the Guaranteed Obligations;

in each case because of a stay or other judicial proceeding or any other legal impediment, all Guaranteed Obligations or other amounts otherwise subject to demand, acceleration or payment shall nevertheless be payable by the Guarantor as provided for hereunder.

8.4 Prohibited Rate

In no event shall any interest or fee to be paid hereunder exceed the maximum rate permitted by applicable law. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under applicable law. It is further agreed that any excess actually received by a Guarantee Beneficiary shall be credited against the Guaranteed Obligations.

8.5 Assignment

(a) The Guarantee Beneficiaries may assign, or grant participation in, this Guarantee (in whole or in part) to any Person to whom they are entitled to assign any Guaranteed Obligations under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable).

(b) Except as permitted by the Credit Agreement, the Guarantor shall not assign its rights or obligations hereunder without the prior written consent of the Guarantee Beneficiaries.

(c) Subject to paragraphs (a) and (b), this Guarantee shall enure to the benefit of and be binding upon the Guarantor, the Guarantee Beneficiaries, and their respective successors and permitted assigns.

8.6 Severability

Any provision of this Guarantee which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.7 Whole Agreement

This Guarantee constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments and representations, written or oral, in respect thereof.

8.8 Amendments, Waivers and Consents

This Guarantee may only be amended by an agreement in writing between the Guarantor and the Guarantee Beneficiaries which are Lenders under the Credit Agreement, and provisions hereof may be waived or matters consented to by the Guarantee Beneficiaries which are Lenders under the Credit Agreement only if the Guarantee Beneficiaries which are Lenders under the Credit Agreement so agree in writing. Any waiver or consent by the Guarantee Beneficiaries which are Lenders under the Credit Agreement under any provision of this Guarantee may be given subject to any conditions thought fit by the Guarantee Beneficiaries which are Lenders

under the Credit Agreement. Any waiver or consent shall be effective only in the specific instance and for the purpose for which it is given.

8.9 Further Assurances

(a) Each party shall promptly cure any defect by it in the execution and delivery of this Guarantee.

(b) The Guarantor, at its expense, shall promptly execute and deliver to the Guarantee Beneficiaries, upon request by the Guarantee Beneficiaries in writing, all such other and further documents, agreements, certificates and instruments in order to give effect to the covenants and agreements of the Guarantor in this Guarantee, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate.

8.10 Time of the Essence

Time shall be of the essence of this Guarantee.

8.11 Separate Action

In case of default hereunder, the Guarantee Beneficiaries may maintain an action or separate successive actions upon this Guarantee against the Guarantor whether or not the Borrower or the applicable Subsidiary is joined therein or a separate action is brought against the Borrower, such Subsidiary or any other guarantor or any judgment obtained against any of them. The Guarantee Beneficiaries' rights shall not be exhausted by the exercise of any of the Guarantee Beneficiaries' rights hereunder or otherwise against the Guarantor or by any number of successive actions until and unless all Guaranteed Obligations have been fully paid and performed, and each of the Guarantor's obligations hereunder has been fully performed.

8.12 Waiver and Acknowledgement

(a) The Guarantor hereby to the extent permitted by applicable law expressly waives:

(i) notice of acceptance of this Guarantee;

(ii) notice of the existence or creation of all or any of the Guaranteed Obligations;

(iii) any right to require marshalling of assets and liabilities;

(iv) presentment, notice of dishonour, protest, and all other notices whatsoever except for demand for payment hereunder; and

(v) diligence in collection or protection of or realization upon all or any of the Guaranteed Obligations or any obligation hereunder.

(b) The Guarantor acknowledges the terms of the Credit Agreement, the other Loan Documents and the Swap Agreements (if any) and consents to and approves the same.

(c) The Guarantor hereby acknowledges receipt of a true copy of this Guarantee.

(d) Nothing herein shall create any joint or joint and several liability of the Borrower and any of the Subsidiaries under any Loan Document or Swap Agreement except to the extent expressly set forth therein.

8.13 Release of Guarantee

This Guarantee shall be released by the Agent on behalf of Guarantee Beneficiaries if and to the extent permitted by subsection 9.4(b) of the Credit Agreement.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

[SUBSIDIARY GUARANTOR]

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

SEC File # 82-34911

AltaGas Income Trust

ANNEXE AUX ÉTATS FINANCIERS CONSOLIDÉS 2009

Pour la période de douze mois terminée le 31 décembre 2009 :

a) le bénéfice net consolidé avant intérêts et impôts de la Fiducie a totalisé 174,2 millions de dollars; et

b) les intérêts débiteurs de la Fiducie ont été de 38,8 millions de dollars.

Le ratio de couverture des bénéfices de la Fiducie (soit le nombre obtenu en divisant le montant établi à l'alinéa a) ci-dessus par le montant établi à l'alinéa b) ci-dessus) pour les douze mois terminés le 31 décembre 2009 s'est fixé à 4,49.

AltaGas Income Trust

EXHIBIT TO CONSOLIDATED 2009 FINANCIAL STATEMENTS

For the twelve-month period ended December 31, 2009:

(a) the consolidated net income before interest and taxes of the Trust was $174.2 million; and

(b) interest expense of the Trust was $38.8 million.

The Trust's earnings coverage ratio (ie, the number determined by dividing the amount set out in paragraph (a) above by the amount set out in paragraph (b) above) for the twelve months ended December 31, 2009 was 4.49.

SEC File # 82-34911



ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000, 440 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Tel: 403 290 4100
Fax: 403 290 4265
ey.com/ca

March 19, 2010

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission - Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers, Quebec
The Office of the Administrator, Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities office, Office of the Attorney General, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
Registrar of Securities, Northwest Territories

Re: AltaGas Income Trust (the "Trust")

Dear Sirs/Mesdames:

We refer to the short form base shelf prospectus of AltaGas Income Trust (the "Trust") dated June 5, 2009, as supplemented by the prospectus supplement dated June 22, 2009 relating to the offering of up to $500,000,000 of Medium Term Note Debentures (collectively the "Prospectus") of the Trust.

We consent to the use, through incorporation by reference in the Prospectus, of our report dated February 23, 2010 to the Unitholders of the Trust on the following financial statements:

- Consolidated balance sheets of the Trust as at December 31, 2009 and 2008.
- Consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the two year period ended December 31, 2009.

We also consent to the reference to our firm under the caption "Interests of Experts" in the Annual Information Form dated March 4, 2010 incorporated by reference in the Prospectus.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other




purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst & Young LLP

Chartered Accountants

Rapport de gestion

Le rapport de gestion et les états financiers consolidés ci-joints sont présentés afin de permettre aux lecteurs d'évaluer les résultats d'exploitation, la situation de trésorerie et les sources de financement d'AltaGas Income Trust (AltaGas ou la Fiducie) au 31 décembre 2009 et pour l'exercice terminé à cette date, en regard de l'exercice 2008. Ce rapport de gestion, daté du 2 mars 2010, doit être lu avec les états financiers consolidés ci-joints de la Fiducie et les notes y afférentes pour l'exercice terminé le 31 décembre 2009.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Les énoncés prospectifs se retrouvent précisément sous les rubriques «Stratégie», «Gaz – Description des actifs, Exploiter les possibilités d'affaires», «Perspectives du secteur du gaz», «Électricité – Description des actifs, Exploiter les possibilités d'affaires», «Perspectives du secteur de l'électricité», «Conjoncture mondiale», «Capital de croissance» et «Perspectives du secteur Siège social».

Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs fondés sur certains faits et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie.

Plusieurs facteurs pourraient entraîner des écarts entre les résultats réels, le rendement ou les réalisations de la Fiducie ou de l'un de ses secteurs et ceux décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux énoncés ci-dessus; en outre, les hypothèses sous-jacentes pourraient se révéler inexactes. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le présent rapport de gestion contient des perspectives financières sur les résultats d'exploitation, la situation financière ou les flux de trésorerie prospectifs, qui sont établies en se fondant sur des hypothèses au sujet des événements futurs, notamment les conditions économiques et les lignes de conduite futures qui sont fondées sur l'évaluation par la direction des informations pertinentes disponibles actuellement. Le lecteur ne doit pas utiliser ces perspectives financières à des fins autres que celles pour lesquelles elles sont présentées dans ce rapport de gestion.

Le lecteur peut trouver de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, y compris le rapport de gestion et les états financiers consolidés annuels, la notice annuelle, la circulaire d'information et la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués publiés par la Fiducie sont aussi disponibles dans le site Web de la Fiducie ou directement dans le site de SEDAR, à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipeline Partnership, Taylor NGL Limited Partnership (Taylor), AltaGas Utility Group Inc. (Utility Group), ainsi qu'AltaGas Energy Limited Partnership et ECNG Energy L.P. (collectivement les filiales actives). Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont surtout tirés des intérêts sur les prêts consentis aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. offre tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

VISION

AltaGas vise à être un chef de file des entreprises d'infrastructure énergétique en Amérique du Nord, principalement au Canada et dans le nord et l'ouest des États-Unis. Pour y parvenir, AltaGas mise sur la solidité de ses activités de base, ses compétences opérationnelles et sa stabilité financière, et s'efforce d'augmenter la valeur et la rentabilité de ses actifs existants ainsi que d'accroître et de diversifier ses activités. Grâce à la mise en valeur de projets de croissance interne de plus de 2 milliards de dollars au cours des cinq prochaines années, AltaGas est en bonne voie d'atteindre ses objectifs.

APERÇU DES ACTIVITÉS

AltaGas est une entreprise d'infrastructure énergétique dans les secteurs du gaz naturel et de l'électricité qui est dotée de liens physiques et économiques le long de la chaîne de valeur énergétique. Grâce à l'efficacité, à la fiabilité et à la rentabilité de ses actifs, à ses connaissances du marché et à sa discipline financière, AltaGas a créé de la valeur à long terme pour ses investisseurs. AltaGas vise à maximiser la rentabilité de ses actifs, en fournissant des services complémentaires à ses activités existantes et en accroissant son chiffre d'affaires au moyen de l'acquisition et de la mise en valeur d'infrastructures énergétiques additionnelles.

Les infrastructures d'AltaGas dans le secteur du gaz portent sur plus de 2 gpc/j de gaz naturel et comprennent la collecte et le traitement, le transport, la distribution et le stockage du gaz naturel. Les infrastructures dans le secteur de l'électricité comprennent la production d'électricité conventionnelle en Alberta et la production d'électricité renouvelable en Colombie-Britannique.

STRATÉGIE

La stratégie d'AltaGas consiste à rehausser la valeur pour les porteurs de parts grâce à des bénéfices et à des flux de trésorerie durables et croissants tirés de ses actifs existants, et à la croissance de ses activités au moyen d'acquisitions et de la construction de nouvelles infrastructures ayant une longue vie économique dans les secteurs du gaz et de l'électricité. Les placements sont diversifiés quant à la source de revenus, à la source d'énergie, aux modalités contractuelles, à l'exposition au cycle sectoriel et à l'emplacement géographique. La Fiducie s'attend à ce qu'à long terme, la croissance de ses activités, attribuable à des investissements au Canada et dans le nord et l'ouest des États-Unis, soit également répartie entre les secteurs du gaz et de l'électricité. La Fiducie a fait ses preuves, s'appuyant sur son expertise en exploitation, sa connaissance du marché de l'énergie, sa discipline et sa solidité financières pour dégager des rendements durables à l'intention de ses investisseurs. La Fiducie positionne ses services de manière stratégique le long de la chaîne de valeur énergétique, établissant un lien entre la production d'énergie et les consommateurs d'énergie. Les solides bases à long terme de l'offre et de la demande de gaz et d'électricité forment les assises de la stratégie d'AltaGas.

Pour réaliser sa stratégie de croissance, AltaGas prévoit l'acquisition et la construction d'infrastructures dans les secteurs du gaz et de l'électricité. AltaGas s'appuie sur des processus et une discipline de gestion de projet pour mettre en œuvre les nouveaux projets de construction ciblés par cette stratégie de croissance. La conception technique est confiée à des sociétés d'ingénierie sélectionnées en fonction de leur capacité à satisfaire aux exigences d'un projet donné. Dans le cas de grands projets, la gestion de la construction est également assurée par des spécialistes externes ayant une expérience précise dans l'exécution de projets semblables. AltaGas applique les processus de gestion de projet pour coordonner l'embauche et l'utilisation de ressources internes et externes et ainsi gérer le risque lié à l'exécution.

AltaGas relève, évalue et saisit les occasions de croissance qui offrent de solides rendements financiers et contribuent à la hausse du bénéfice et des flux de trésorerie, tout en assurant un juste équilibre entre le risque et le rendement. AltaGas est attentive aux occasions et peut injecter des capitaux dans des infrastructures des secteurs du gaz et de l'électricité qui ne figurent toujours pas dans son portefeuille.

AltaGas se démarque de ses pairs et de ses concurrents en combinant son expérience en exploitation, sa connaissance des secteurs du gaz et de l'électricité, son savoir-faire en exploitation et ses compétences financières et en affaires et en tirant parti des couvertures naturelles de l'entreprise et de ses vastes connaissances en gestion du risque.

FAITS SAILLANTS DE 2009

AltaGas

- a relié le parc éolien de Bear Mountain de 102 MW au réseau électrique de la Colombie-Britannique et a satisfait aux conditions d'entrée en exploitation et ainsi obtenir le prix forfaitaire établi en vertu d'une entente d'achat d'électricité de 25 ans avec BC Hydro. Le parc, un projet de 200 millions de dollars, est détenu et exploité par AltaGas; sa construction a été achevée en avance sur l'échéancier et selon le budget. Il s'agit du premier parc éolien entièrement en exploitation en Colombie-Britannique.
- a fait l'acquisition de toutes les actions ordinaires en circulation de Utility Group qu'elle ne détenait pas déjà pour un montant de 204,5 millions de dollars, y compris la dette prise en charge.
- a fait l'acquisition de 75,1 % des prêts consentis aux actionnaires et des actions ordinaires en circulation de Heritage Gas Limited (Heritage Gas) qu'elle ne détenait pas encore pour un montant de 111,0 millions de dollars.
- a achevé la construction de l'installation de stockage de gaz de Sarnia le 25 juin 2009, en avance sur l'échéancier et selon le budget.
- a procédé à deux émissions de billets à moyen terme de premier rang non garantis. En avril, AltaGas a émis des billets totalisant 200 millions de dollars à un taux nominal de 7,42 % venant à échéance le 29 avril 2014. En juin, AltaGas a émis des billets totalisant 100 millions de dollars à un taux nominal de 6,94 % venant à échéance le 29 juin 2016.
- a conclu un protocole d'entente (protocole) avec NOVA Chemicals relativement à l'extraction de liquides au complexe Harmattan de la Fiducie, dans le cadre du projet de coproduction Harmattan. Ce protocole prévoit des ententes définitives entre AltaGas et NOVA Chemicals d'une durée initiale de 20 ans. AltaGas a soumis sa demande à l'égard du projet auprès de l'Alberta Energy Resources Conservation Board (ERCB) en avril.
- a vu sa note de crédit rehaussée par deux agences de notation. Dominion Bond Rating Services (DBRS) a rehaussé la note de la Fiducie, la faisant passer de BBB (faible) avec des perspectives positives, à BBB avec des perspectives stables. Standard & Poor's (S&P) a également rehaussé la note de la Fiducie, la faisant passer de BBB à BBB avec des perspectives stables.
- a dégagé un bénéfice net de 141,3 millions de dollars (1,80 $ la part), comparativement à 163,6 millions de dollars (2,38 $ la part) en 2008.
- a affiché un BAIIA[1] de 248,4 millions de dollars (3,16 $ la part), en baisse par rapport à 256,4 millions de dollars (3,73 $ la part) en 2008.
- a généré des flux de trésorerie d'exploitation de 184,1 millions de dollars (2,35 $ la part) en 2009, comparativement à 205,2 millions de dollars (2,98 $ la part) en 2008.
- a généré des liquidités provenant de l'exploitation[1] de 202,3 millions de dollars (2,58 $ la part), comparativement à 216,8 millions de dollars (3,15 $ la part) en 2008.

[1] *Inclut des mesures financières non conformes aux principes comptables généralement reconnus du Canada. Se reporter à la rubrique «Mesures financières non conformes aux PCGR».*

GAZ

DESCRIPTION DES ACTIFS

Les infrastructures d'AltaGas dans le secteur du gaz portent sur plus de 2 gpc/j de gaz naturel et comprennent la collecte et le traitement, le transport, la distribution et le stockage du gaz naturel. Les réseaux de collecte acheminent le gaz naturel des puits producteurs aux installations de traitement, où les impuretés et certains composants d'hydrocarbures sont retirés. Le gaz est ensuite comprimé pour répondre aux spécifications de transport des gazoducs en aval. Les installations d'extraction et de fractionnement traitent à nouveau le gaz naturel en vue d'en extraire l'éthane et les LGN et de les récupérer. AltaGas possède une capacité d'extraction de 1,6 gpc/j et une capacité de traitement du gaz brut de 1,2 gpc/j.

Les gazoducs de transport livrent du gaz naturel et des LGN aux réseaux de distribution, aux utilisateurs finaux ou à d'autres gazoducs en aval. Par suite de l'acquisition de Utility Group et de Heritage Gas en 2009, AltaGas détient et exploite des installations de distribution de gaz naturel qui livrent le gaz naturel aux utilisateurs finaux. Ces actifs réglementés sont situés en Alberta, en Nouvelle-Écosse et dans les Territoires du Nord-Ouest. AltaGas tire parti de ses connaissances du marché et de son expertise pour créer de la valeur. Elle fournit des services de consultation en énergie et de gestion des approvisionnements à des utilisateurs finaux non résidentiels, achète et revend de l'énergie, fournit des services de transport et de stockage de gaz et commercialise le gaz pour les producteurs.

Le secteur du gaz d'AltaGas comprend :

- des participations dans six usines d'extraction de LGN ayant une capacité d'amenée autorisée nette de 1 594 mmpc/j. La production actuelle de ces installations est de 841 mmpc/j. Ces actifs d'extraction assurent des produits d'exploitation stables découlant de contrats à prix forfaitaire ou au coût du service ainsi que des produits d'exploitation fondés sur les marges.
- cinq réseaux de transport de gaz naturel dont la capacité de transport combinée est d'environ 554 mmpc/j et trois gazoducs de transport de LGN d'une capacité combinée de 151 600 b/j.
- plus de 70 installations de collecte et de traitement dans 30 zones d'exploitation de l'Ouest canadien et un réseau de 6 500 km de conduites de collecte et de distribution qui acheminent le gaz en amont des installations de traitement et qui assurent la livraison de gaz naturel à des réseaux de gazoducs en aval alimentant les marchés des sociétés de gaz naturel en Amérique du Nord.
- des participations dans trois entreprises de distribution de gaz naturel alimentant plus de 72 000 clients, notamment la totalité des parts d'AltaGas Utilities Inc. (AUI) et de Heritage Gas et une participation de 33,335 % dans Inuvik Gas Ltd. (Inuvik Gas) et la coentreprise Ikhil. Les entreprises acquises par AltaGas au quatrième trimestre de 2009 représentent des participations qu'elle ne détenait pas encore, respectivement de 80,2 % dans Utility Group et de 75,1 % dans Heritage Gas, ainsi qu'une participation de 50,0 % dans Sarnia Storage Pool Limited Partnership (installation de Sarnia), d'une capacité de stockage du gaz de 5,3 gpc, qui est entrée en exploitation au deuxième trimestre de 2009. L'entreposage est offert selon la rémunération au service à des tiers solvables.

Outre les immobilisations incorporelles du secteur du gaz, AltaGas offre des services d'approvisionnement en gaz et des services de gestion et d'optimisation, qui lui permettent de rehausser son parc d'immobilisations. Le secteur Services énergétiques fournit un soutien aux secteurs axés sur l'infrastructure en concluant des contrats d'approvisionnement et de gaz d'appoint pour les installations d'extraction, en obtenant par contrat et en revendant de la capacité pour les gazoducs de transport et en fournissant des services de régulation du débit gazeux. Le secteur Services énergétiques commercialise le gaz pour les clients du secteur Collecte et traitement sur place et, par le fait même, réalise des marges, gère le risque de crédit et fournit des services à valeur ajoutée supplémentaires aux clients d'AltaGas. De plus, le secteur Services énergétiques obtient par contrat et gère du gaz pour les centrales à charge de pointe alimentées au gaz d'AltaGas. AltaGas offre également des services d'approvisionnement en énergie à d'importants utilisateurs industriels et services publics, et gère les besoins en transport par gazoduc de tiers d'un grand nombre de ses clients de commercialisation de gaz.

Exploiter les possibilités d'affaires

AltaGas explore des possibilités dans ce secteur en vue d'augmenter la valeur à long terme pour les porteurs de parts. Les objectifs de la Fiducie sont les suivants :

- augmenter le débit et l'utilisation de l'infrastructure existante;
- gérer les coûts, améliorer la fiabilité et l'efficience;
- hausser les rendements et atténuer le risque lié au volume en recouvrant les charges d'exploitation directement auprès de la clientèle;
- acquérir et développer de nouveaux actifs de l'infrastructure du secteur du gaz afin de répondre à la demande de la clientèle;
- conclure des ententes commerciales à long terme à prix forfaitaires ou au coût du service;
- améliorer l'efficience opérationnelle et les rendements en regroupant les installations, en revalorisant les usines et en intégrant d'autres secteurs d'activité.

Le secteur du gaz de la Fiducie fournit à ses clients des services de collecte, de traitement, d'extraction, de transport, de stockage et de distribution. La stratégie met le cap sur l'augmentation de la rentabilité de l'infrastructure existante et de la part de marché, sur la réaffectation des actifs afin de tirer parti des activités accrues d'exploration et de forage, dans le bassin sédimentaire de l'Ouest canadien (BSOC). AltaGas vise également à accroître le nombre de contrats à long terme à prix forfaitaire et au coût du service.

Même si le BSOC est considéré comme un bassin ayant atteint sa maturité, AltaGas demeure convaincue que la demande à long terme pour le gaz naturel, conjuguée avec les améliorations apportées aux technologies d'exploration, de forage et de complétion, favoriseront la viabilité à long terme du bassin et une reprise des prix du gaz naturel. La découverte de thèmes de gaz non classiques dans le BSOC, notamment à Montney et à Horn River, ainsi que des efforts ciblés sur la technologie de forage horizontal par fracturation multiétages, devrait contribuer à donner un nouveau souffle au bassin.

Les modifications apportées aux usines pour accroître la récupération de produits ou le débit global des installations devraient donner lieu à des occasions de croissance pour le secteur du gaz de la Fiducie, au moyen de l'augmentation des participations dans des usines existantes, de l'acquisition ou de la construction d'installations sur les marchés en émergence, ou encore de l'augmentation de la demande.

L'approvisionnement en gaz naturel des usines d'extraction dépend de l'importance de la demande de gaz naturel des usagers dans les secteurs résidentiel, commercial et industriel dans l'Ouest canadien et ailleurs, et de la demande de LGN des secteurs de la pétrochimie et du chauffage au propane de l'Alberta et des secteurs pétroliers et gaziers du Canada. Les usines d'extraction d'AltaGas à Empress misent sur l'approvisionnement en gaz naturel de l'Alberta pour l'exportation du gaz naturel vers la frontière orientale du réseau de NOVA Gas Transmission Limited (NGTL), tandis que l'usine d'extraction de Younger est approvisionnée par la région du nord-est de la Colombie-Britannique, grande productrice de gaz naturel. Le complexe Harmattan est un important fournisseur de services avec une vaste zone de captage dans le centre-ouest de l'Alberta. De nombreuses autres installations dans le complexe Harmattan sont actuellement sous-utilisées et offrent ainsi à AltaGas des occasions de regrouper les actifs et d'en optimiser l'utilisation, donc d'augmenter la rentabilité. Le projet de coproduction de Harmattan devrait aussi augmenter la capacité de traitement de l'usine. Dans l'ensemble, la nature diversifiée de son infrastructure d'extraction devrait fournir régulièrement à AltaGas des possibilités d'augmenter son débit, son utilisation et sa rentabilité.

Étant donné le caractère intégré des activités d'AltaGas, les services de transport sont souvent offerts avec les services de collecte et de traitement, de commercialisation du gaz naturel et d'extraction. AltaGas travaille avec ses clients en vue de créer des solutions de transport dans les zones où un seuil de capacité des gazoducs est nécessaire pour satisfaire la demande des producteurs et du marché.

AltaGas s'attend à ce qu'il y ait davantage d'occasions d'acquérir des installations de collecte et de traitement auprès de producteurs ou d'en construire pour des producteurs qui préfèrent réaffecter leur capital à des activités d'exploration et de production plutôt que de le consacrer à des activités secondaires, comme le traitement. Elle prévoit également saisir d'autres occasions d'augmenter les volumes par le raccordement de nouveaux puits et la construction ou l'achat d'installations et de réseaux avoisinants afin de créer de plus grandes zones à servir et ainsi réaliser des synergies opérationnelles. S'appuyant sur son infrastructure existante, la Fiducie s'attend à tirer profit de la production croissante de gaz naturel dans le nord-est de la Colombie-Britannique et le nord-ouest de l'Alberta, et des sources de gaz non classiques comme le gaz bitumineux et le gaz de méthane houiller. De plus, la plupart des installations de compression et de traitement sont montées sur des plateformes, ce qui permet à AltaGas de les déplacer rapidement et à faible coût pour répondre aux besoins changeants de traitement de ses clients.

L'acquisition d'actifs de distribution de gaz naturel en 2009 est un exemple du succès de la stratégie d'AltaGas. Cette infrastructure énergétique de longue durée à faible risque se caractérise par ses rendements réglementés et des contrats permettant le recouvrement des coûts du service qui dégagent des flux de trésorerie stables et prévisibles. L'acquisition de Utility Group, notamment les placements, le personnel et les possibilités de croissance, contribue à accroître, à diversifier et à solidifier le secteur du gaz. AltaGas prévoit accroître ses activités de distribution du gaz

naturel par l'ajout d'installations complémentaires, l'expansion des services dans les zones de concession actuelles et le développement de réseaux sur de nouveaux marchés. Heritage Gas offre un grand potentiel de croissance dans ses zones de concession, notamment l'expansion projetée en 2010 dans la région du bassin de Bedford de la municipalité régionale de Halifax et la conversion continue de clients qui ont déjà accès au gaz naturel. De plus, AltaGas entend poursuivre, mais avec prudence, l'acquisition d'autres infrastructures de services publics axées sur l'infrastructure et des entreprises connexes au Canada.

Le secteur Services énergétiques gère les contrats de contrôle et d'approvisionnement de gaz des secteurs du gaz et de la production d'électricité, ainsi que le stockage de gaz. AltaGas relève d'autres occasions d'augmenter la valeur de son infrastructure au moyen de services auxiliaires à ses activités axées sur l'infrastructure. Il s'agit notamment d'accroître les marges gagnées sur le transport, de conserver le flux de gaz rentable dans les usines d'extraction et d'augmenter les services fournis aux producteurs. Le secteur Services énergétiques partage également les connaissances des marchés du gaz et de l'électricité avec toutes les entreprises d'AltaGas et rehausse la chaîne de valeur énergétique afin de mieux servir les clients partout au Canada.

Perspectives du secteur du gaz

En 2010, le secteur du gaz devrait dégager de meilleurs résultats qu'en 2009. Cette amélioration est principalement attribuable à l'acquisition des actifs de distribution de gaz naturel au quatrième trimestre de 2009. AltaGas prévoit investir plus de 56 millions de dollars dans les immobilisations corporelles pour augmenter sa base tarifaire moyenne d'environ 47 millions de dollars, soit plus de 18 % en 2010. AltaGas s'attend également à une amélioration des résultats découlant de l'accroissement de l'activité des producteurs dans le secteur Collecte et traitement sur place ainsi que de l'agrandissement des usines de traitement du gaz existantes d'AltaGas, soit Pouce Coupe, Ante Creek et Acme, de l'installation de Sarnia pendant toute une année et de l'échéance d'un contrat de commercialisation du gaz. Ces augmentations seront en partie contrebalancées par des éléments non récurrents qui avaient stimulé les résultats en 2009, comme la réduction du passif lié aux transactions sur le gaz naturel et la baisse des produits reportés du gazoduc Suffield.

En 2010, la Fiducie prévoit investir 5,0 millions de dollars dans son usine d'Acme pour accroître la capacité de traitement de 8 mmpc/j. De plus, la Fiducie s'attend à investir environ 11,0 millions de dollars pour accroître la capacité de l'usine d'Ante Creek de 8 mmpc/j. L'agrandissement de l'usine de Pouce Coupe, dont l'achèvement est prévu en 2010, devrait coûter environ 24,5 millions de dollars et accroîtra la capacité de l'usine d'environ 18 mmpc/j. Les trois projets devraient être terminés et contribuer au bénéfice d'exploitation d'ici le troisième trimestre de 2010.

Selon l'analyse par la direction des prix historiques de LGN et des prix des marchandises publiés pour les LGN, et la courbe prospective actuelle pour 2010, la direction s'attend à ce que les différentiels de fractionnement de LGN représentent en moyenne environ 22 $/b.

En 2010, la Fiducie estime que 13 % des volumes d'extraction seront exposés aux différentiels de fractionnement. Près de 50 % des volumes exposés sont couverts à un prix moyen de 21 $/b.

Gestion du risque - secteur du gaz

Les actifs de l'infrastructure d'AltaGas dans le secteur du gaz traitent et acheminent le gaz naturel et les LGN produits dans le BSOC. L'utilisation de ces installations repose sur divers facteurs, notamment de l'approvisionnement et de la demande de gaz naturel, de la capacité des producteurs de gaz naturel à livrer le gaz naturel aux divers réseaux de gazoducs et aux installations de traitement, du prix du gaz naturel à long terme, de la demande de l'éthane et des LGN, et du cadre réglementaire régissant les activités des sociétés sur le marché. Les activités d'extraction sont tributaires de la composition du gaz naturel et de la différence entre la valeur de l'éthane, du propane, du butane et des pentanes plus comme marchandises vendables distinctes et leur valeur calorifique dans le débit du gaz naturel.

Dans l'entreprise de gestion énergétique, AltaGas livre concurrence à d'autres sociétés de conseil. Dans le domaine des services gaziers, l'éventail des concurrents d'AltaGas comprend tant des entreprises individuelles que des grandes entreprises de commercialisation et de regroupement. Le risque le plus notable du secteur Services énergétiques est le

risque de crédit de la contrepartie. La forte dépendance au crédit de ce secteur exige un bilan solide permettant l'exécution de contrats d'achat et de vente d'approvisionnement de gaz naturel à prix forfaitaires.

AltaGas gère son exposition au risque financier dans le secteur du gaz en utilisant les stratégies décrites dans le tableau suivant.

Diminution du volume à long terme	• Les dispositions contractuelles soutiennent les engagements d'ajouts d'immobilisations. • Contrats à long terme sans relation avec le débit, visant par exemple l'achat ferme, la zone d'intérêt réciproque, la concession géographique avec droit de désengagement lié à l'économie.	• En 2009, 30 % de l'éthane extrait ont été vendus dans le cadre de contrats à long terme fondés sur le coût du service. • Les produits nets tirés du transport découlent à 99 % de contrats fondés sur le coût du service, de contrats d'achat ferme ou de contrats à prix forfaitaire. • Les installations nouvelles et agrandies du secteur Collecte et traitement sur place sont soutenues par des contrats d'achat ferme.
	• Élargir la part de marché en agrandissant les installations existantes ou en acquérant et en construisant de nouvelles installations.	• L'agrandissement des installations de fractionnement des LGN à Harmattan a été achevé en vue d'accroître la capacité de traitement du mélange de LGN transportés par camion à partir d'autres emplacements. • Un contrat visant l'agrandissement des usines de Pouce Coupe et d'Ante Creek a été conclu pour desservir la production croissante du nord-est de la Colombie-Britannique et du nord-ouest de l'Alberta. Ces projets sont présentement en construction. • La construction de l'installation de Sarnia a été achevée, et l'entrepôt a terminé sa première année d'exploitation.
	• Plus grande diversité sur le plan de la géographie et de la clientèle de sorte à réduire la dépendance à un client ou à une zone du BSOC en particulier. • Choix d'emplacements stratégiques pour les installations afin de rendre sécuritaire l'approvisionnement en gaz.	• Environ 260 clients, dont l'apport individuel aux produits nets du secteur Collecte et traitement sur place n'a pas dépassé 7 % en 2009. • Les dix plus importants clients du secteur Collecte et traitement sur place représentent 8 % des produits nets consolidés 2009. • Le secteur Collecte et traitement sur place possède 76 installations dans 30 zones d'exploitation du BSOC réparties dans trois provinces. • Participation dans six des dix installations d'extraction de LGN du Canada. • L'installation de Sarnia, en Ontario offre l'occasion de tirer parti des marchés du gaz de l'Est canadien.
	• Collaboration avec d'autres secteurs d'AltaGas pour accroître les volumes grâce aux usines d'extraction.	• Les usines d'extraction d'Empress ont maintenu une utilisation de la capacité élevée grâce au gaz négocié par le secteur du gaz.
Augmentation des frais d'exploitation	• Acquisition d'importantes participations financières directes dans des actifs pour contrôler et optimiser l'exploitation et maximiser l'efficience.	• En 2009, le recouvrement des charges d'exploitation du secteur Collecte et traitement sur place a été effectué à 40 %

	• Les dispositions contractuelles permettent de recouvrer les frais d'exploitation.	directement auprès de la clientèle, et les charges d'exploitation du secteur Extraction et transport ont été recouvrées dans une proportion de 45 % grâce à des dispositions contractuelles. • Exploitation de 73 des 76 installations de collecte et de traitement sur place. • Exploitation de tous les actifs de transport. • Exploitation de quatre des six installations d'extraction. • Participation directe moyenne de 93 % dans le secteur Collecte et traitement sur place et participation directe moyenne de 82 % dans le secteur Extraction et transport. • Les programmes de gestion de l'entretien et d'achat sur place permettent d'assurer un contrôle rigoureux des coûts et la fiabilité de l'équipement.
Variation des prix des marchandises	• Modalités contractuelles, frais de traitement et de transport indépendants des prix des marchandises grâce à des clauses de rémunération au service, d'achat ferme, de prix forfaitaire ou de rémunération au coût du service. • Utilisation des opérations de couverture pour réduire l'exposition à la volatilité des différentiels de fractionnement et arrêter les marges lorsqu'il y a une occasion d'accroître la rentabilité et de réduire la volatilité des bénéfices. • La directive sur le risque marchandises interdit les opérations à des fins de spéculation. • Systèmes et processus rigoureux de suivi et de communication de la conformité à la directive sur le risque marchandises. • Connaissance approfondie des réseaux de transport, des marchés du gaz naturel et des LGN.	• Moins de 14 % du volume total d'extraction ont été exposés aux différentiels de fractionnement en 2009. • La majeure partie de la production d'éthane a été vendue dans le cadre d'ententes à long terme au coût du service ou au service. • 60 % de la production des LGN font l'objet d'ententes à long terme à prix forfaitaire. • Les activités de transport ne sont pas directement touchées par la variation des prix des marchandises. • 74 % des volumes exposés aux différentiels de fractionnement sont couverts pour 2009 et 47 % pour 2010. • Les LGN sont réinjectés ou les activités d'extraction sont réduites ou suspendues lorsque la production n'est pas rentable. • La plupart des contrats du secteur Collecte et traitement sur place comportent des structures tarifaires fondées sur le service volumétrique, en fonction d'un tarif par mpc de débit et réduisent le risque marchandises comparativement à une entente fondée sur le pourcentage du prix. • Toutes les opérations des services gaziers sont adossées à des marges bloquées. • AltaGas agit comme mandataire de ses clients dans le cadre de la plupart des activités de gestion énergétique et, par conséquent, ne court aucun risque de prix des marchandises direct.

Risque de contrepartie	• Directives de crédit rigoureuses. • Surveillance constante de la solvabilité des contreparties. • Établissement des seuils de crédit en utilisant des mesures prudentes. • Surveillance étroite de la vulnérabilité au choc des prix et de l'incidence de celui-ci sur les liquidités. • Diversification de la clientèle et des fournisseurs. • Modèle d'entreprise en gestion énergétique fondé sur des conventions avec des mandataires où il existe un risque de défaut de la contrepartie entre le fournisseur et l'utilisateur final. • Processus de surveillance active des débiteurs et de recouvrement en place. • Clauses visant à atténuer le risque de crédit dans les contrats de traitement du gaz.	• Le secteur Collecte et traitement sur place compte plus de 260 clients, dont l'apport individuel aux produits nets du secteur n'a pas dépassé 7 % en 2009. • Les risques courus se rapportent principalement à des contreparties ayant une notation de crédit de première qualité. • Les clients des services de gestion énergétique sont regroupés par catégorie et sont responsables solidairement du paiement des honoraires. • L'apport de chaque client des services énergétiques aux produits consolidés d'AltaGas n'a pas dépassé 8 % en 2009. • En 2009, AltaGas a acquis des clients dans les secteurs clés à l'échelle nationale. • AltaGas achète le gaz naturel auprès d'une variété de fournisseurs ayant des notations de crédit de première qualité. • Aucune provision pour créances douteuses additionnelle n'a été requise en 2009 pour les clients du secteur Traitement du gaz. • Des privilèges sont rattachés aux volumes de gaz naturel détenus par les clients, mais traités par AltaGas, en vue du recouvrement des débiteurs conformément aux modalités contractuelles, le cas échéant.
Risque de construction	• Établissement d'une structure et de processus de gestion interne appropriés. • Gestion et surveillance des grands projets de construction par le groupe des grands projets. • Cadre rigoureux de contrôle et de gestion des projets. • Recours à des spécialistes pour la conception et la construction de grands projets. • Ententes contractuelles visant à recouvrer les dépassements de coûts.	• Grâce à des directives et à des procédures d'approvisionnement efficaces et au choix des fournisseurs, il y a eu peu de dépassement de coûts en 2009. • Soumissions à prix fixe pour la plupart des principales pièces d'équipement. • Réaffectation de l'équipement des usines sous-utilisées. • Achèvement de l'installation de Sarnia dans les délais et selon le budget.
Soutien de la collectivité	• Services des affaires de l'entreprise et des affaires réglementaires dynamiques.	• Un grand nombre d'événements ont eu lieu pour informer et éduquer les collectivités dans lesquelles AltaGas construit et aménage des projets.
Risque lié à la réglementation	• Le personnel affecté à la réglementation et aux activités commerciales font le suivi des questions réglementaires et y réagissent. • Groupe proactif de relations avec les gouvernements.	• AltaGas a assuré une participation active au sein des comités du secteur et des forums portant sur la réglementation en 2009.
Risque lié à l'environnement et à la sécurité	• Systèmes de gestion environnementale et de sécurité éprouvés qu'AltaGas s'efforce constamment d'améliorer.	• Par suite des audits, AltaGas a conservé son certificat de reconnaissance décerné par l'Alberta Human Resources and Employment. • Des audits de sécurité et des audits environnementaux sont effectués chaque année par des tiers pour assurer la conformité et l'amélioration continues. • Participation aux programmes du secteur, y compris le programme annuel Safety Stand Down.

Activités à tarifs réglementés	• Service des affaires réglementaires d'expérience • Maintien de bonnes relations avec les organismes de réglementation. • Utilisation de spécialistes externes, au besoin.	• L'Alberta Utilities Commission a augmenté le rendement des capitaux propres d'AUI en le faisant passer à 9 % et sa composante capitaux propres de 200 points de base. • Le Nova Scotia Utility and Review Board a accédé à la demande de hausse tarifaire de Heritage Gas.

PRODUCTION D'ÉLECTRICITÉ

DESCRIPTION DES ACTIFS

Le secteur Production d'électricité comprend la production d'électricité conventionnelle en Alberta et la production d'électricité renouvelable en Colombie-Britannique

Production d'électricité conventionnelle

Les activités liées à la production d'électricité conventionnelle comprennent 392 MW de la capacité de production d'électricité totale de l'Alberta. AltaGas détient une participation de 50 % des ententes d'achat d'électricité (EAE) de Sundance B qui lui donnent les droits, jusqu'au 31 décembre 2020, sur une puissance de sortie et des services auxiliaires de 353 MW au moyen d'une centrale de base alimentée au charbon. Les EAE ont été conclues en 1999 en vertu du programme de déréglementation du secteur énergétique en Alberta afin de dissocier la propriété des actifs de production d'électricité de la commercialisation de leur production.

De plus, la capacité de production d'AltaGas comprend 39 MW de capacité de pointe provenant de centrales électriques alimentées au gaz dans le sud de l'Alberta. Cette capacité de production de pointe de 39 MW alimentée au gaz naturel permet de diversifier les sources d'alimentation pour les activités d'électricité conventionnelles d'AltaGas et fournit un soutien partiel en cas de panne à Sundance. En raison de leur grande capacité d'accélération, les usines de pointe dégagent également des produits tirés de la vente d'électricité et de services auxiliaires.

Production d'électricité renouvelable

La production d'électricité renouvelable d'AltaGas comprend la capacité de 102 MW du parc éolien de Bear Mountain situé près de Dawson Creek, en Colombie-Britannique, et une participation de 25 % dans une centrale hydroélectrique au fil de l'eau de 7 MW.

Le parc éolien de Bear Mountain est entré en exploitation en octobre 2009. Le parc éolien est appuyé par une entente d'achat d'électricité de 25 ans avec BC Hydro. AltaGas a conservé les caractéristiques écologiques et les crédits d'énergie renouvelable associés au projet. De plus, le parc éolien de Bear Mountain satisfait aux exigences du programme écoÉnergie du gouvernement du Canada, qui accorde 10 $ par MWh produit par le parc éolien de Bear Mountain pendant dix ans à compter du 31 octobre 2009. AltaGas a signé avec Enercon GmbH un contrat de service à long terme visant le fonctionnement et l'entretien des turbines.

Miser sur les possibilités d'affaires

AltaGas explore des possibilités dans ce secteur en vue d'augmenter la valeur à long terme pour les porteurs de parts. Les objectifs de la Fiducie sont les suivants :

- mettre en œuvre les stratégies de couverture d'électricité selon les besoins afin d'augmenter la stabilité des gains et la croissance des EAE de Sundance B;
- répartir la capacité de pointe alimentée au gaz en temps réel pour maximiser les produits tirés de la vente d'électricité et des services auxiliaires;
- relever et saisir les occasions de créer de la valeur dans le cadre de la réglementation des émissions de gaz à effet de serre;
- miser sur les synergies internes et les efforts visant l'intégration dans les autres secteurs d'activité;
- acquérir et développer une infrastructure d'électricité appuyée par des contrats de vente d'électricité à long terme ou soutenue par des bases favorables de l'offre et de la demande d'électricité;
- diversifier le portefeuille de production d'électricité sur le plan géographique et par source de combustible;
- développer une capacité de production pour d'autres sources d'énergie;

- tabler sur la demande croissante en énergie propre en investissant dans des projets d'énergie renouvelable partout au Canada ainsi que dans le nord et l'ouest des États-Unis.

La stratégie d'AltaGas est d'étendre son infrastructure de production d'électricité pour assurer une durabilité à long terme de ce secteur d'activité et de compenser l'arrivée à échéance des EAE de Sundance B le 31 décembre 2020. La croissance est axée sur des sources d'énergie propres et renouvelables.

La demande à l'égard d'une capacité de production renouvelable et propre continue d'être soutenue partout en Amérique du Nord, alors que le secteur se prépare à s'adapter aux lois sur les changements climatiques et que les services publics doivent composer avec les normes relatives aux portefeuilles d'énergie renouvelable. La conjoncture économique défavorable a entraîné une baisse de la demande d'électricité et, en Alberta particulièrement, la demande moyenne d'électricité n'a pas tellement changé depuis 2008, même si de nouveaux records de demande ont été établis en décembre 2009. AltaGas s'attend à ce que la demande d'électricité emboîte le pas à la reprise économique générale, qui se traduira ultérieurement par une hausse des prix de l'électricité. Selon les rapports de courtiers publiés le 11 février 2010, les bas prix à terme en Alberta ne resteront pas longtemps dans une fourchette allant de 45 $/MWh à 50 $/MWh. AltaGas prévoit reporter sa participation dans de nouveaux grands projets de production jusqu'à la reprise des prix à terme. La centrale de Sundance B figure parmi les producteurs d'électricité à faible coût de la province, plaçant AltaGas dans une position unique pour rentabiliser ses activités dans un contexte économique difficile. L'électricité générée par le parc éolien de Bear Mountain est vendue à BC Hydro à un prix fixe, dont 50 % est indexée à l'indice des prix à la consommation pour 25 ans, et n'est donc pas exposée aux fluctuations de la valeur marchande de l'électricité.

Des possibilités de développer et d'acquérir d'autres installations de production d'électricité pourraient se présenter étant donné la croissance de la demande en Amérique du Nord pour des sources d'énergie plus propres comme le gaz naturel, l'hydroélectricité et le vent. Le déclassement prévu des centrales thermiques en Ontario, et de celles de l'Alberta à partir de 2010, pourrait présenter des possibilités de croissance additionnelles pour développer de nouvelles capacités de production d'énergie propre. Le parc éolien de Bear Mountain de 102 MW, qui est entré en exploitation le 24 octobre 2009, est un exemple de projet d'énergie propre et illustre le succès de la stratégie d'AltaGas.

AltaGas a environ 1 900 MW d'énergie renouvelable en développement, notamment des projets d'énergie éolienne de 1 500 MW et des projets hydroélectriques au fil de l'eau de 400 MW. Les projets éoliens sont répartis géographiquement dans l'ouest de l'Amérique du Nord, dont 500 MW au Canada et 1 000 MW dans le nord et l'ouest des États-Unis, alors que les projets au fil de l'eau sont concentrés en Colombie-Britannique.

Perspectives du secteur Production d'électricité

En 2010, près des deux tiers de l'électricité livrée à l'Alberta Power Pool par la centrale de Sundance sont couverts à 72 $, légèrement sous le prix couvert moyen en 2009. Les prix à terme actuels, publiés quotidiennement dans les rapports de courtiers, s'établissent entre 45 $/MWh et 50 $/MWh pour le reste de 2010. Ces prix reflètent une situation de surplus temporaire sur le marché de l'électricité de l'Alberta qui, selon la direction, ne durera pas à long terme. Selon l'Alberta Electric System Operator (AESO), si la demande d'électricité et le taux de croissance en Alberta évoluent favorablement comme prévu, il pourrait être nécessaire d'ajouter jusqu'à 3 800 mégawatts de nouvelle production d'ici 2016. Une importante centrale alimentée au charbon en Alberta devrait être mise hors service en 2010, entraînant une diminution de l'approvisionnement qui ne sera pas entièrement remplacé à court terme, et l'amélioration de la conjoncture économique devrait se traduire par une hausse de la demande d'électricité. La première année de contribution du parc éolien de Bear Mountain, ainsi que l'ajout prévu de la centrale de cogénération Harmattan, qui devrait entrer en service au quatrième trimestre de 2010, aura pour effet d'atténuer la faiblesse sur le marché au comptant.

AltaGas construit actuellement une installation de cogénération alimentée au gaz de 13 MW sur le site de son complexe Harmattan, qui devrait coûter environ 22 millions de dollars. L'installation de cogénération permettra de livrer de l'électricité sur le réseau électrique albertain et d'utiliser la vapeur afin de fournir de la chaleur industrielle au complexe Harmattan. Il s'agit d'un procédé de production d'électricité très efficient qui permettra de réduire les émissions de gaz à effet de serre. L'installation permet également une diversification accrue du portefeuille d'actifs de production d'AltaGas

et fournira une autre source de capacité en appui aux EAE de Sundance B. La mise en service de l'installation est prévue au quatrième trimestre de 2010.

Gestion du risque

Les principaux risques propres au secteur Production d'électricité sont les prix de l'électricité, le coût de l'électricité, le volume de production de l'électricité, le risque de contrepartie et les risques liés à la réglementation découlant de la déréglementation de l'énergie, de la réglementation du marché et des lois environnementales. Les produits d'exploitation tirés de la production d'électricité sont en général fonction des volumes d'électricité, des prix de couverture, des prix de l'électricité au comptant et du coût de l'électricité et du transport. Les variations de l'offre et de la demande découlant des conditions climatiques, de l'utilisation des clients, de la conjoncture et de la croissance économique influent sur les prix de l'électricité. Le coût de l'électricité est tributaire des frais d'exploitation, des variations de tarifs de transport et de l'électricité disponible à la vente, surtout à la suite de pannes et de cas de force majeure. AltaGas atténue ces risques en mettant en œuvre les stratégies décrites ci-après.

Risques	Stratégies et capacité organisationnelle pour atténuer les risques	Indicateurs et réalisations
Volatilité des prix de l'électricité	• Stratégie de couverture rigoureuse dont les cibles de couverture sont approuvées par le conseil d'administration. • Surveillance des opérations de couverture par le comité de gestion du risque. • Connaissance et expérience approfondies du marché de l'électricité de l'Alberta. • Les couvertures permettent de satisfaire les exigences internes de la demande d'électricité. • Propriétaire exploitant d'une centrale à charge de pointe alimentée au gaz pour soutenir les EAE et vendre de l'électricité et des services auxiliaires.	• Les contrats de couverture financière sont habituellement d'une durée de un mois à trois ans. • Le prix de vente moyen obtenu en 2009 a été de 69,37 $/MWh, en regard d'une fourchette de prix moyens mensuels de 31,53 $/MWh à 92,97 $/MWh de l'Alberta Power Pool. • Environ 14 MW utilisés à des fins internes en 2009. • Environ 60 MW destinés à des détaillants albertains en vertu de contrats de un an à cinq ans. • Les centrales à charge de pointe ont contribué 4,1 millions de dollars aux produits nets de 2009 par la vente d'électricité et de services auxiliaires.
Volume de production d'électricité	• Les EAE comportent des niveaux de disponibilité cibles précis. • Diversification sur le plan géographique et par sources de combustible. • Stratégies de couverture pour équilibrer le ratio prix/risque opérationnel. • Des ententes de soutien réciproques sont conclues avec un autre producteur pour fournir l'électricité à prix forfaitaire en cas de force majeure.	• L'exploitant de la centrale de Sundance B est tenu de verser à AltaGas une rémunération financière si les niveaux de disponibilité cibles prescrits, soit 86 % de la capacité nominale en 2009, ne sont pas atteints. Le paiement correspond à la différence entre le niveau de disponibilité réel et le niveau de disponibilité cible, multiplié par le taux fondé sur le prix moyen au comptant sur 30 jours de l'électricité. • La production de 39 MW alimentée au gaz naturel a procuré un soutien opérationnel partiel aux EAE de Sundance. • Des projets d'énergie éolienne et d'hydroélectricité sont en développement. • Mise en service du parc éolien de Bear Mountain. • Au total, 67 sources de production d'électricité indépendantes ont été utilisées.
Coût de l'électricité	• Couverture des coûts de l'électricité. • L'exposition aux prix des marchandises est évitée en ce qui a trait aux sources d'électricité.	• Le coût de l'électricité produite par des centrales alimentées au charbon selon les indices stipulés dans les EAE n'équivaut pas au prix du charbon sur le marché.

		• Le coût de l'électricité a légèrement diminué en regard des EAE de Sundance en 2009.
Risque de contrepartie	• Directives de crédit rigoureuses. • Surveillance constante de la solvabilité des contreparties. • Établissement des seuils de crédit en utilisant des mesures prudentes. • Surveillance étroite de la vulnérabilité au choc des prix et de l'incidence de celui-ci sur les liquidités.	• Les directives et les processus pertinents ont été maintenus en 2009. • Toutes les contreparties de couverture financière ont une notation de crédit de première qualité. • Il n'y a eu aucun défaut de paiement des contreparties en 2009. • Le risque de crédit lié à chacun des détaillants albertains a peu d'incidence sur la couverture du portefeuille. En cas de défaut de paiement, AltaGas peut vendre l'électricité sur le marché au comptant.
Risque de construction	• Gestion et surveillance des grands projets de construction par le groupe des grands projets. • Cadre rigoureux de contrôle et de gestion des projets.	• La construction du parc éolien de Bear Mountain a été achevée en avance sur l'échéancier et selon le budget.
Soutien à la collectivité	• Services des affaires de l'entreprise et des affaires réglementaires dynamiques.	• Un grand nombre d'événements ont eu lieu pour informer et éduquer les collectivités dans lesquelles AltaGas construit et aménage des projets.
Risque lié à la réglementation	• Des ressources humaines appropriées ont été affectées aux affaires réglementaires. • Des dispositions visant à atténuer les risques sont intégrées dans les contrats, si possible.	• Les EAE de la centrale de Sundance B d'AltaGas comportent des clauses d'aide financière dans le cas où des politiques ou des exigences réglementaires rendraient les EAE non rentables. • Le personnel d'AltaGas participe aux comités établissant les politiques du secteur et aux comités de surveillance du secteur.
Risque lié à l'environnement et à la sécurité	• Systèmes de gestion environnementale et de sécurité éprouvés qu'AltaGas s'efforce constamment d'améliorer. • Efforts visant à atténuer l'incidence du Specified Gas Emitters Regulation (SGER) de l'Alberta.	• Le parc éolien de Bear Mountain génère des crédits d'émission. • Les centrales électriques à charge de pointe alimentées au gaz de Bantry et de Parkland compriment le gaz naturel pour lancer les moteurs de démarrage. Le gaz comprimé est alors capté et réutilisé dans les centrales à charge de pointe au lieu d'être dispersé à l'air libre. • Les installations d'exploitation existantes d'AltaGas pourraient générer des crédits compensatoires et des crédits de rendement des émissions. • Compensation possible des coûts liés au SGER au moyen d'une hausse des prix de l'Alberta Power Pool.

RÉSULTATS CONSOLIDÉS

Exercices terminés les 31 décembre (en millions de dollars)	**2009**	2008	2007
Produits	**1 268,3**	1 816,8	1 428,4
Gain latent (perte latente) sur gestion du risque	**3,7**	11,0	1,1
Produits nets[1]	**456,6**	476,5	324,0
BAIIA[1]	**248,4**	256,4	173,7
BAIIA avant gain latent (perte latente) sur gestion du risque[1]	**244,7**	245,4	172,6
Bénéfice d'exploitation[1]	**174,2**	188,0	126,6
Bénéfice net	**141,3**	163,6	108,8
Bénéfice net avant gain latent (perte latente) sur gestion du risque ajusté en fonction des impôts[1]	**139,7**	158,0	109,3
Total de l'actif	**2 629,1**	2 132,3	1 172,7
Total du passif à long terme	**719,1**	851,6	313,5
Acquisitions nettes d'immobilisations	**486,5**	808,0	21,8
Distributions déclarées[2, 3]	**170,2**	147,1	118,6
Flux de trésorerie			
Flux de trésorerie d'exploitation	**184,1**	205,2	183,3
Liquidités provenant de l'exploitation[1]	**202,3**	216,8	162,9

($ la part sauf indication contraire)			
BAIIA[1]	**3,16**	3,73	3,03
BAIIA avant gain latent (perte latente) sur gestion du risque[1]	**3,12**	3,57	3,01
Bénéfice net	**1,80**	2,38	1,90
Résultat net par part dilué	**1,79**	2,36	1,89
Résultat net avant gain latent (perte latente) sur gestion du risque ajusté en fonction des impôts[1]	**1,78**	2,30	1,90
Distributions déclarées[2, 3]	**2,160**	2,125	2,065
Flux de trésorerie			
Flux de trésorerie d'exploitation	**2,34**	2,98	3,19
Liquidités provenant de l'exploitation[1]	**2,58**	3,15	2,84
Parts en circulation (en millions)			
Nombre moyen pondéré de parts en circulation au cours de l'exercice (de base)	**78,5**	68,8	57,4
Nombre moyen pondéré de parts en circulation au cours de l'exercice (dilué)	**79,4**	69,7	57,4
À la fin de l'exercice	**80,3**	71,9	58,1

1 *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

2 *Des distributions mensuelles de 0,180 $ la part ont été déclarées depuis août 2008 et de 0,175 $ la part d'août 2007 à juillet 2008. D'août 2006 à juillet 2007, des distributions mensuelles de 0,17 $ la part ont été déclarées. De mars 2006 à juillet 2006, des distributions mensuelles de 0,165 $ la part ont été déclarées. D'août 2005 à février 2006, des distributions mensuelles de 0,16 $ la part ont été déclarées.*

3 *Ne tient pas compte de la distribution d'actions d'AltaGas Utility Group Inc. en septembre 2007, fournissant une distribution additionnelle hors trésorerie de 0,076 $ la part.*

REVUE FINANCIÈRE CONSOLIDÉE

2009

En 2009, le bénéfice net s'est établi à 141,3 millions de dollars, alors qu'il a atteint 163,6 millions de dollars pour la période correspondante de 2008, compte tenu d'un recouvrement d'impôts non récurrent de 13,8 millions de dollars. Compte non tenu de ce recouvrement, le bénéfice net s'était fixé à 149,8 millions de dollars pour 2008, soit 8,5 millions de dollars de plus qu'à la période considérée. Le résultat net de base s'est établi à 1,80 $ la part pour 2009, comparativement à un résultat net de base de 2,38 $ la part pour 2008.

En 2009, le secteur du gaz a affiché de bons résultats en raison d'un rajustement des passifs liés à des opérations sur le gaz naturel, de la hausse des volumes d'extraction, de l'ajout d'actifs de distribution de gaz naturel au quatrième trimestre de 2009, de l'absence d'arrêts prolongés liés à l'extraction et d'un rajustement non récurrent aux produits tirés du transport constatés d'avance déjà comptabilisés. Ces augmentations ont été en partie contrebalancées par la baisse des volumes traités dans les installations du secteur Collecte et traitement sur place, alors que les producteurs ont réduit leurs activités de forage et procédé à des arrêts de production en raison de la faiblesse des prix du gaz et de la baisse des différentiels de fractionnement réalisés. Le secteur Production d'électricité a affiché de moins bons résultats en raison principalement de la baisse des prix d'électricité, mais a tiré parti de la diminution des coûts de transport et de conformité environnementale ainsi que de la contribution du parc éolien de Bear Mountain, qui est entré en exploitation au quatrième trimestre de 2009. Le secteur Siège social a tiré parti de la hausse des revenus de placement, contrebalancée par la diminution des gains latents sur les contrats de gestion du risque, comparativement à 2008. La Fiducie a comptabilisé des intérêts débiteurs plus élevés au cours de 2009 en comparaison avec 2008 en raison d'un solde d'endettement plus important et d'un taux d'emprunt moyen plus élevé. La charge d'impôts a été plus élevée pour 2009 en raison d'un recouvrement d'impôts non récurrent de 13,8 millions de dollars en 2008, en partie compensée par l'incidence fiscale liée aux instruments financiers et la baisse du bénéfice imposable.

Les produits nets consolidés ont été de 456,6 millions de dollars en 2009, comparativement à 476,5 millions de dollars en 2008. Dans le secteur du gaz, les produits nets se sont appréciés en raison de l'acquisition d'installations de distribution de gaz naturel au quatrième trimestre de 2009, de la hausse des volumes d'extraction, de rajustements aux passifs, des produits tirés du transport constatés d'avance déjà comptabilisés, de la contribution de l'installation de Sarnia et de l'expansion des activités de transport. Ces hausses ont été en partie contrebalancées par le fléchissement du débit dans la plupart des segments du secteur Collecte et traitement sur place, la baisse des différentiels de fractionnement et la diminution des recouvrements des charges d'exploitation. Dans le secteur Production d'électricité, la diminution des produits nets est attribuable au recul des prix au comptant de l'électricité en Alberta, au gain sur des actifs cédés en 2008 et à la contribution moins importante des centrales à charge de pointe alimentées au gaz, en partie compensée par la vigueur des prix couverts et la diminution des coûts liés aux EAE et des coûts de transport. Le secteur Siège social a affiché une hausse des produits nets découlant des revenus de placement, en partie contrebalancée par une diminution des gains latents sur les contrats de gestion du risque.

Les charges d'exploitation et d'administration pour 2009 ont été de 208,2 millions de dollars, en baisse comparativement à 221,5 millions de dollars pour 2008. Cette baisse découle essentiellement d'arrêts liés à l'entretien moins fréquents comparativement à l'exercice précédent, alors que des coûts totalisant environ 7,4 millions de dollars associés aux arrêts liés à l'entretien avaient été comptabilisés. La baisse est également attribuable à une charge de 2,6 millions de dollars au titre des coûts de développement de projets engagés au cours de 2008. En outre, les mesures de contrôle des coûts ont entraîné un repli des charges d'administration. Ces diminutions ont été en partie contrebalancées par les coûts différentiels associés à la croissance de la Fiducie, y compris l'acquisition d'actifs de distribution de gaz naturel.

La dotation aux amortissements de 2009 s'est accrue pour s'établir à 74,1 millions de dollars, par rapport à 67,0 millions de dollars pour l'exercice précédent. Cette croissance s'explique par l'augmentation des actifs d'AltaGas découlant d'acquisitions et d'activités de construction.

Les intérêts débiteurs en 2009 se sont établis à 31,8 millions de dollars, comparativement à 27,4 millions de dollars pour l'exercice précédent. Cette augmentation tient au solde d'endettement moyen plus élevé qui s'est établi à 691,5 millions de dollars, comparativement à 581,0 millions de dollars en 2008. Le taux d'emprunt moyen a été de 5,6 % pour 2009, comparativement à 5,3 % en 2008.

La charge d'impôts s'est établie à 1,2 million de dollars en 2009, comparativement à un recouvrement de 1,6 million de dollars en 2008. Cette hausse a surtout découlé d'un recouvrement non récurrent d'impôts futurs de 13,8 millions de dollars au troisième trimestre de 2008 du fait de la restructuration d'entités juridiques au sein de la structure de la Fiducie, en partie compensée par l'incidence fiscale liée aux instruments financiers et un bénéfice imposable moins important.

2008

Les résultats financiers de 2008 reflètent les solides résultats d'exploitation des actifs de l'infrastructure énergétique d'AltaGas. En 2008, la Fiducie a accru ses actifs d'environ 600 millions de dollars par suite de l'acquisition de Taylor. La Fiducie a également réalisé des projets de croissance et d'amélioration représentant environ 50 millions de dollars vers la fin de 2008 au complexe Harmattan. Le bénéfice net a augmenté de 50 % sur un an. Le secteur du gaz et le secteur Production d'électricité ont enregistré une hausse respective de leur bénéfice d'exploitation sur un an de 75 % et de 25 %. Le secteur du gaz a dégagé d'excellents résultats malgré des arrêts liés à l'entretien dans quatre installations d'extraction en 2008, qui ont entraîné des pertes de produits de 3,7 millions de dollars, des charges d'exploitation de 4,3 millions de dollars et un arrêt prolongé lié à l'entretien d'une installation de traitement sur place qui a résulté en une baisse de 1,0 million de dollars du bénéfice d'exploitation. Le secteur Production d'électricité a affiché des résultats élevés redevables à la montée des prix de l'électricité obtenus tant pour les ventes au comptant que pour les ventes couvertes, ainsi qu'aux contributions plus importantes des centrales à charge de pointe alimentées au gaz. La Fiducie a constaté des intérêts débiteurs plus élevés principalement en raison de la hausse du solde d'endettement découlant de l'acquisition de Taylor et d'une baisse des impôts et taxes essentiellement attribuable aux changements apportés à la structure juridique de la Fiducie.

Le bénéfice net de 2008 a atteint 163,6 millions de dollars (2,38 $ la part – de base), comparativement à 108,8 millions de dollars (1,90 $ la part – de base) en 2007. Exclusion faite d'une réduction de 13,8 millions de dollars d'un passif d'impôts futurs lié aux changements dans la structure de la Fiducie et d'un gain après impôts de 5,6 millions de dollars sur des contrats de gestion du risque, le bénéfice net a été de 144,2 millions de dollars (2,10 $ la part – de base). Exclusion faite de l'impôt des entités intermédiaires de placement déterminées (EIPD) de 5,4 millions de dollars et d'une économie d'impôts hors trésorerie de 6,1 millions de dollars attribuable à une réduction des taux d'imposition sur les sociétés par le gouvernement fédéral comptabilisés en 2007, le bénéfice net s'est établi à 108,1 millions de dollars en 2007 (1,88 $ la part – de base).

Le bénéfice d'exploitation pour tous les secteurs a progressé de 50 %, passant à 188,0 millions de dollars en 2008, comparativement à 126,6 millions de dollars en 2007.

Le bénéfice d'exploitation du secteur du gaz a été de 103,6 millions de dollars en 2008, en regard de 59,3 millions de dollars en 2007. Le bénéfice d'exploitation dans le secteur Production d'électricité pour 2008 été de 117,9 millions de dollars, en regard de 94,6 millions de dollars en 2007. En 2008, le bénéfice d'exploitation du secteur du gaz et du secteur Production d'électricité a représenté respectivement 47 % et 53 % du bénéfice d'exploitation total, par rapport à respectivement 39 % et 61 % pour 2007. Le meilleur équilibre entre le secteur du gaz et le secteur Production d'électricité rend compte de la stratégie de la Fiducie, qui veut détenir un portefeuille d'actifs plus équilibré.

L'amélioration du bénéfice d'exploitation dans le secteur du gaz découle surtout de l'augmentation des actifs de l'infrastructure énergétique à la suite de l'acquisition de Taylor, de la hausse des tarifs et d'autres produits du secteur Collecte et traitement sur place, et de différentiels de fractionnement plus élevés, contrebalancés en partie par le débit plus faible attribuable aux baisses, aux arrêts prévus et imprévus dans certains segments du secteur Collecte et traitement sur place et à la diminution des volumes traités aux usines d'extraction détenues avant janvier 2008. Le secteur du gaz a présenté des résultats solides malgré une incidence d'environ 10 millions de dollars des arrêts liés à

l'entretien dans cinq usines d'extraction, des arrêts prévus et imprévus dans certaines installations de traitement sur place et d'un incendie au complexe Harmattan.

Dans le secteur Production d'électricité, le bénéfice d'exploitation s'est apprécié grâce à la montée du prix moyen de l'électricité, aux contributions plus élevées des centrales à charge de pointe, au règlement d'un compte de report de l'AESO et à un gain sur la vente d'un projet d'électricité en développement de la Fiducie, en partie contrebalancés par le taux fondé sur le prix moyen au comptant plus favorable obtenu en 2007, ainsi que la hausse des coûts de transport et de conformité environnementale.

La perte d'exploitation du secteur Siège social a augmenté, surtout en raison de la hausse des coûts engagés pour soutenir la croissance de la Fiducie, de la croissance des coûts en général et de la baisse du revenu de placement, compensées en partie par le gain latent sur des contrats de gestion du risque.

Les produits nets consolidés ont été de 476,5 millions de dollars en 2008, comparativement à 324,0 millions de dollars en 2007. Dans le secteur du gaz, les produits nets ont augmenté en raison de l'acquisition d'installations d'extraction, de traitement et de transport, de la hausse du recouvrement des frais d'exploitation et des tarifs, d'autres produits plus importants du secteur Collecte et traitement sur place et des différentiels de fractionnement plus élevés. Ces augmentations ont été en partie contrebalancées par la baisse du débit de certains segments du secteur Collecte et traitement sur place, la vente d'actifs secondaires au milieu de 2007, la baisse des ventes de gaz et de transport à prix fixe et la diminution des volumes traités aux usines d'extraction détenues avant l'acquisition des installations d'extraction de Taylor. Dans le secteur Production d'électricité, les produits nets ont augmenté en raison de la hausse du prix moyen obtenu à la vente d'électricité, de contributions plus élevées des centrales à charge de pointe, du règlement d'un compte de report de l'AESO et d'un gain à la vente d'un projet d'électricité en développement, en partie contrebalancés par la hausse du taux fondé sur le prix moyen au comptant en 2007 et l'augmentation des coûts de transport et de conformité environnementale.

Les charges d'exploitation et d'administration pour 2008 se sont élevées à 221,5 millions de dollars, contre 150,3 millions de dollars en 2007. L'augmentation est imputable aux coûts liés aux nouvelles installations, aux coûts des travaux d'entretien et à la hausse de la charge de rémunération et des frais d'administration. Les charges d'exploitation comprennent environ 8,0 millions de dollars correspondant aux coûts des travaux d'entretien engagés au cours de l'exercice. Environ 36 % ont été recouvrés. Les frais d'administration comprennent quelque 2,0 millions de dollars en frais de technologie non récurrents.

La dotation aux amortissements s'est établie à 67,0 millions de dollars en 2008, par rapport à 47,1 millions de dollars en 2007. Cette hausse est surtout attribuable aux acquisitions et aux agrandissements d'installations dans le secteur du gaz, en partie contrebalancée par la cession d'actifs secondaires au deuxième trimestre de 2007. Les frais d'administration comprennent quelque 2,0 millions de dollars en frais de technologie non récurrents.

Les intérêts débiteurs ont atteint 27,4 millions de dollars en 2008, comparativement à 11,9 millions de dollars en 2007. Cette augmentation tient principalement au solde d'endettement moyen plus élevé qui s'est établi à 581,0 millions de dollars en 2008, contre 234,9 millions de dollars en 2007. Le taux d'emprunt moyen, de 5,3 % pour 2008, a été comparable à celui de 2007.

Un recouvrement d'impôts de 1,6 million de dollars a été comptabilisé en 2008, comparativement à une charge d'impôts de 5,9 millions de dollars pour 2007. La charge d'impôts a été moindre grâce à certaines initiatives de planification fiscale entreprises par la direction en 2008. La charge d'impôts a été réduite de 11,8 millions de dollars par l'application d'un taux d'imposition inférieur au passif d'impôts futurs lié aux changements dans la structure juridique de la Fiducie. Cette restructuration interne a également permis de réduire la charge d'impôts de 13,3 millions de dollars par l'utilisation d'intérêts intersociétés plus élevés, contrebalancés par des impôts sur les bénéfices de 12,0 millions de dollars découlant d'un bénéfice d'exploitation plus important. La diminution de la charge d'impôts pour 2008 a été annulée partiellement par des impôts et taxes exigibles de 2,3 millions de dollars sur la vente d'un projet de centrale électrique, une hausse des gains de réévaluation à la valeur du marché de contrats de gestion du risque de 1,7 million de dollars et

un rajustement de 1,5 million de dollars lié à la valeur estimative des actifs de la Fiducie aux fins fiscales. À titre de comparaison, l'adoption de l'impôt des EIPD en 2007 a augmenté la charge d'impôts de 5,3 millions de dollars. Plus tard dans le même exercice, la charge d'impôts a été réduite de 5,4 millions de dollars par suite de baisses du taux d'imposition du gouvernement fédéral.

CONJONCTURE MONDIALE

Bien que l'incertitude persiste dans les marchés financiers mondiaux en 2009, la situation financière d'AltaGas de même que sa capacité de générer des liquidités à court et à long terme au moyen de ses activités demeurent fortes.

Tout au long de 2009, la Fiducie a démontré sa capacité d'être présente sur les marchés financiers. En février, AltaGas a conclu un placement de titres de capitaux propres qui a généré un produit brut d'environ 100 millions de dollars et, en mars, la Fiducie a obtenu une nouvelle facilité de crédit de 250 millions de dollars auprès d'un syndicat de huit banques. AltaGas a également procédé à deux émissions de billets à moyen terme au deuxième trimestre de 2009 pour un produit total de 300 millions de dollars.

La situation de trésorerie de la Fiducie demeure saine, profitant de flux de trésorerie d'exploitation très prévisibles, de même que de lignes de crédit bancaire renouvelables de 816,0 millions de dollars, dont une tranche de 262,2 millions de dollars était disponible au 31 décembre 2009, et une solide participation au régime de réinvestissement des distributions et au régime optionnel d'achat de parts.

CAPITAL DE CROISSANCE

Compte tenu des projets faisant actuellement l'objet d'un examen, en développement ou en construction, AltaGas prévoit que les dépenses en immobilisations de 2010 seront de quelque 225 millions de dollars, soit 70 % pour le secteur du gaz et 30 % pour le secteur Production d'électricité. À ce jour, du capital de croissance d'environ 80 millions de dollars a été consenti pour 2010. Le capital de croissance est financé à partir des flux de trésorerie d'exploitation, des produits tirés du régime de réinvestissement des distributions et du régime optionnel d'achat de parts et des facilités de crédit d'AltaGas. La mise en service des projets suivants est prévue après 2010.

Projet de coproduction Harmattan

Le 23 avril 2009, AltaGas a soumis sa demande à l'égard du projet de coproduction Harmattan auprès de l'ERCB. Tel qu'il est conçu, le projet devrait coûter entre 100 millions de dollars et 120 millions de dollars. Ce projet permettra de traiter 250 mmpc/j de gaz naturel riche en liquides et non corrosif provenant du réseau de Nova Gas Transmission Ltd. Western Alberta System au moyen de la capacité de réserve du complexe Harmattan en vue de récupérer l'éthane et les LGN. AltaGas s'attend à une décision favorable de l'ERCB à court terme et prévoit que le projet entrera en exploitation vers la fin de 2011.

Le 6 juillet 2009, AltaGas a conclu un protocole d'entente (protocole) avec NOVA Chemicals Corporation (NOVA Chemicals). Ce protocole prévoit que les ententes définitives entre AltaGas et NOVA Chemicals seront d'une durée initiale de 20 ans, qu'AltaGas assurera la livraison de tous les produits de gaz liquides ou de gaz en coproduction selon la totalité du coût des services pour NOVA Chemicals et que toutes les dépenses en immobilisations et les charges d'exploitation liées au projet proposé seront entièrement recouvrées au moyen des tarifs exigés dans le cadre de l'exploitation normale. Le protocole est soumis aux conditions normales préalables, notamment la signature d'ententes définitives mutuellement satisfaisantes entre AltaGas et NOVA Chemicals, une décision favorable relativement à la demande liée au projet de coproduction Harmattan, qui est actuellement à l'étude par l'ERCB, et l'approbation par les conseils d'administration d'AltaGas et de NOVA Chemicals.

Projet de stockage d'Alton

AltaGas a présenté une offre en vue de l'acquisition de Landis Energy Corporation, promoteur de projets de stockage de gaz naturel souterrains. Le projet le plus avancé de Landis est le projet de stockage de gaz d'Alton, situé près de Truro, en Nouvelle-Écosse. Ce projet vise les clients qui cherchent à gérer les besoins d'approvisionnement en gaz naturel dans l'Est du Canada et le nord-ouest des États-Unis.

Projet de Walker Ridge

AltaGas assure le développement du projet éolien de Walker Ridge de 70 MW dans le nord de la Californie. AltaGas a sélectionné les éoliennes et un plan d'aménagement préliminaire, et a achevé les études techniques préliminaires. Le projet côtoie des lignes de transport d'électricité existantes auxquelles il peut être relié au moyen d'une simple modernisation des systèmes. Le projet est situé dans le Lake Colussa County, tout près de la charge de San Francisco. Le processus d'obtention de permis environnementaux et de cadastres continue, et AltaGas s,'efforce de conclure des ententes bilatérales pour la vente de la capacité de production.

Projet de Glen Ridge

AltaGas assure le développement du projet éolien de Glen Ridge de 100 MW situé dans le sud-est de l'Alberta. AltaGas a obtenu une parcelle de terrain de 17 000 acres et a soumis une demande au gouvernement du Canada pour du financement en vertu du programme écoÉnergie. AltaGas prévoit envoyer une demande à l'Alberta Utilities Commission (AUC) au début de 2010 et a achevé son étude d'impact du réseau de transport de l'AESO, et s'attend à commencer l'étude des installations au premier trimestre de 2010. AltaGas s'efforce de trouver un marché pour ses crédits environnementaux. Dès sa mise en service, le projet utilisera ces crédits environnementaux pour compenser les coûts de conformité environnementale associés aux EAE de Sundance B.

Projet Roughrider

AltaGas assure le développement du projet éolien Roughrider de 90 MW dans le Dakota du Nord. Le projet comprend des droits d'usage d'un terrain privé d'environ 27 000 acres. AltaGas espère se joindre bientôt aux réseaux de transport de la Western Area Power Administration (WAPA) et du Midwest ISO et considère que son réseau de transport requiert une simple modernisation pour se connecter au réseau de la WAPA. AltaGas cherche des crédits environnementaux et des marchés de l'énergie auprès des services publics de cette région des États-Unis.

AltaGas continue d'accélérer la première étape de développement des projets éoliens en érigeant des tours météorologiques pour recueillir des données sur le vent, en présentant des demandes de permis et en effectuant des études sur le réseau de transport.

Hydroélectricité

AltaGas est en voie de constituer un portefeuille de projets hydroélectriques au fil de l'eau en Colombie-Britannique, dont trois projets dans le nord-ouest de cette province, soit Forrest Kerr, McLymont Creek et Volcano Creek (projets du Nord-Ouest). Les projets du Nord-Ouest ont une capacité de production combinée d'environ 277 MW et font l'objet de discussions avec le gouvernement de la Colombie-Britannique. Ces discussions portent sur des considérations relatives à l'engagement du gouvernement de la Colombie-Britannique envers la modernisation et l'augmentation de la capacité de transport d'électricité dans le nord-ouest de la Colombie-Britannique, particulièrement la ligne de transport d'énergie du Nord-Ouest. La modernisation de la ligne de transport d'énergie du Nord-Ouest permettrait de prolonger le réseau de transport de la British Columbia Transmission Corporation (BCTC) jusqu'à un rayon de 44 km des projets du Nord-Ouest.

Projets au fil de l'eau de Log et de Kookipi Creek

AltaGas accélère les études techniques, prépare des soumissions environnementales exhaustives et s'engage auprès des Premières nations pour soutenir le développement des projets de Log et de Kookipi Creek. Ces deux projets au fil de l'eau de 10 MW sont situés dans le sud de la Colombie-Britannique et sont assortis de contrats de vente d'électricité de 40 ans avec BC Hydro. Sous réserve de l'obtention de permis et de la conclusion réussie d'autres activités, la construction de ces deux projets devrait commencer en 2011 et la mise en service devrait avoir lieu en 2013.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités. Les mesures financières non conformes aux PCGR et leur rapprochement aux mesures financières conformes aux PCGR sont présentées ci-après. Toutes ces mesures ont été calculées de manière conforme à l'information déjà publiée. Ces mesures fournissent de l'information

additionnelle que la direction considère importante pour comprendre la performance financière et les liquidités d'AltaGas ainsi que sa capacité de financer les distributions, les dépenses en immobilisations et les autres activités d'investissement. Les raisons particulières de ces mesures non conformes aux PCGR, ainsi toute information supplémentaire associée à chacune d'entre elles, sont présentées ci-après.

Dans le présent document, les renvois aux expressions produits nets, bénéfice d'exploitation, BAIIA, BAIIA avant gain latent (perte latente) sur gestion du risque, bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts, bénéfice net avant impôts et liquidités provenant de l'exploitation s'entendent au sens qui leur est donné dans la présente rubrique.

Produits nets
Exercices terminés les 31 décembre

(en millions de dollars)	**2009**	2008	2007
Produits nets	**456,6**	476,5	324,0
Ajouter : Coût des produits vendus	**811,7**	1 340,3	1 104,4
Produits (mesure financière conforme aux PCGR)	**1 268,3**	1 816,8	1 428,4

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et la freinte, sont une meilleure mesure du rendement que les produits, étant donné que les variations des prix du marché pour le gaz naturel et l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

Bénéfice d'exploitation
Exercices terminés les 31 décembre

(en millions de dollars)	**2009**	2008	2007
Bénéfice d'exploitation	**174,2**	188,0	126,6
Ajouter (déduire) : Intérêts	**(31,8)**	(27,4)	(11,9)
Gain de change	**-**	1,4	-
Impôts sur les bénéfices	**(1,2)**	1,6	(5,9)
Bénéfice net (mesure financière conforme aux PCGR)	**141,3**	163,6	108,8

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant leur mode de financement ou d'imposition. Cette mesure est utilisée par la direction pour évaluer le rendement d'exploitation des secteurs d'activité, puisqu'il s'agit d'un meilleur indicateur du rendement d'exploitation que le bénéfice net. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets moins les charges d'exploitation et d'administration et l'amortissement.

BAIIA
Exercices terminés les 31 décembre

(en millions de dollars)	**2009**	2008	2007
BAIIA	**248,4**	256,4	173,7
Ajouter (déduire) : Amortissement et perte de valeur de l'écart d'acquisition	**(74,1)**	(67,0)	(47,1)
Intérêts	**(31,8)**	(27,4)	(11,9)
Impôts sur les bénéfices	**(1,2)**	1,6	(5,9)
Bénéfice net (mesure financière conforme aux PCGR)	**141,3**	163,6	108,8

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de leur financement, de l'amortissement de leurs actifs et des impôts auxquels elles sont assujetties. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration.

BAIIA avant gain latent sur gestion du risque
Exercices terminés les 31 décembre

(en millions de dollars)	**2009**	2008	2007
BAIIA avant gains latents sur gestion du risque	**244,7**	245,4	172,6
Ajouter (déduire) : Gain latent sur gestion du risque	**3,7**	11,0	1,1
Amortissement et perte de valeur de l'écart d'acquisition	**(74,1)**	(67,0)	(47,1)
Intérêts	**(31,8)**	(27,4)	(11,9)
Impôts sur les bénéfices	**(1,2)**	1,6	(5,9)
Bénéfice net (mesure financière conforme aux PCGR)	**141,3**	163,6	108,8

Le BAIIA avant gain latent sur gestion du risque est une mesure de la rentabilité d'exploitation de la Fiducie compte non tenu de l'incidence de la variation de la juste valeur des contrats de gestion du risque. Le BAIIA avant gain latent sur gestion du risque présente les résultats réalisés des principales activités de la Fiducie sans tenir compte de la façon dont les activités sont financées, de l'amortissement des actifs ou de l'imposition des résultats. AltaGas n'exerce pas d'activités de spéculation sur les prix des marchandises, mais conclut plutôt des instruments financiers pour gérer les risques et, par conséquent, évalue le rendement de la Société avant de tenir compte du gain latent découlant des activités de gestion du risque. Le BAIIA avant gain ou perte sur gestion du risque est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets rajustés pour tenir compte du gain latent (de la perte latente) sur gestion du risque moins les charges d'exploitation et d'administration.

Bénéfice net avant gain latent sur gestion du risque ajusté en fonction des impôts
Exercices terminés les 31 décembre

(en millions de dollars)	**2009**	2008	2007
Bénéfice net avant gain latent sur gestion du risque ajusté en fonction des impôts	**139,7**	158,0	109,3
Ajouter (déduire) : Gains latents sur gestion du risque	**3,7**	11,0	1,1
Charge d'impôts sur gestion du risque	**(2,1)**	(5,4)	(1,6)
Bénéfice net (mesure financière conforme aux PCGR)	**141,3**	163,6	108,8

Le bénéfice net avant gain latent sur gestion du risque ajusté en fonction des impôts reflète mieux la rentabilité réelle que le bénéfice net, étant donné que les variations liées à la gestion du risque sont fondées sur les estimations non réalisées relatives aux prix des marchandises, aux taux d'intérêt et aux taux de change au fil du temps. AltaGas conclut des instruments financiers à des fins de gestion du risque, et non à titre de principale activité et, par conséquent, évalue le rendement avant de tenir compte du gain latent découlant des activités de gestion du risque. Le bénéfice net avant gain latent sur gestion du risque ajusté en fonction des impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net rajusté en fonction du gain latent sur gestion du risque et de la charge d'impôts connexe.

Liquidités provenant de l'exploitation **Exercices terminés les 31 décembre** (en millions de dollars)	**2009**	2008	2007
Liquidités provenant de l'exploitation	**202,3**	216,8	162,9
Ajouter (déduire) : Variation nette du fonds de roulement hors trésorerie et obligations liées à la mise hors service d'immobilisations réglées	**(18,2)**	(11,6)	20,4
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**184,1**	205,2	183,3

La direction et les investisseurs utilisent les liquidités provenant de l'exploitation dans leur analyse du rendement financier, sans tenir compte de la variation du fonds de roulement hors trésorerie au cours de la période. Les liquidités provenant de l'exploitation, telles qu'elles sont présentées, ne doivent pas être considérées comme interchangeables avec les flux de trésorerie d'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR. Elles sont calculées d'après les données des états des flux de trésorerie consolidés et correspondent aux flux de trésorerie d'exploitation avant de tenir compte de la variation du fonds de roulement hors trésorerie et des dépenses engagées pour régler les obligations liées à la mise hors service d'immobilisations.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

Bénéfice d'exploitation	Exercices terminés les 31 décembre	
(en millions de dollars)	**2009**	2008
Gaz	**110,3**	103,6
Électricité	**88,0**	117,9
Siège social	**(24,1)**	(33,5)
	174,2	188,0

GAZ

Bénéfice d'exploitation	Exercices terminés les 31 décembre	
(en millions de dollars)	**2009**	2008
Extraction et transport	**88,6**	83,8
Collecte et traitement sur place	**6,3**	20,4
Distribution de gaz naturel	**7,4**	-
Services énergétiques	**8,0**	(0,6)
Total du bénéfice d'exploitation du gaz	**110,3**	103,6

Le bénéfice d'exploitation du secteur du gaz a été de 110,3 millions de dollars en 2009, en regard de 103,6 millions de dollars en 2008. En 2009, ce secteur a mis l'accent sur l'intégration des immobilisations acquises et construites. Le bénéfice d'exploitation découlant des nouvelles immobilisations de distribution de gaz naturel et de l'installation de Sarnia ont toutes les deux contribué au bénéfice d'exploitation. La Fiducie s'est aussi efforcée d'optimiser ses unités d'exploitation existantes en vue d'améliorer le bénéfice d'exploitation, notamment par un ajustement positif des produits tirés du transport constatés d'avance déjà comptabilisés et des passifs liés aux opérations sur le gaz naturel, une augmentation des volumes de LGN, une augmentation des volumes contractés dans les activités de transport et une augmentation des volumes d'extraction traités, attribuables en partie par l'absence d'arrêts prolongés liés à l'entretien en 2009. Ces éléments contribuant à l'augmentation du bénéfice d'exploitation ont été en partie contrebalancés par un ralentissement du débit dans la plupart des segments du secteur Collecte et traitement sur place, reflétant un recul dans

les activités des producteurs et les fermetures de puits de gaz en 2009. Des baisses dans les différentiels de fractionnement réalisés et dans les ventes de transport de gaz naturel à tarif fixe, ainsi qu'un arrêt lié à l'entretien dans les activités de collecte et traitement sur place ont également contribué à abaisser le bénéfice d'exploitation.

Les produits nets dans le secteur du gaz ont atteint 340,1 millions de dollars en 2009, comparativement à 334,2 millions de dollars en 2008. Les produits nets ont augmenté de 9,4 millions de dollars par suite d'une réduction des passifs liés aux opérations sur le gaz naturel, de 6,0 millions de dollars en raison de l'augmentation des volumes de LGN, de 4,5 millions de dollars en raison de la croissance des produits tirés du transport, qui comportait un ajustement non récurrent de 3,3 millions de dollars pour des produits constatés d'avance déjà comptabilisés et une augmentation des volumes contractés, de 3,9 millions de dollars compte tenu du programme de capitaux de 2008 au complexe Harmattan et de 3,8 millions de dollars en raison de l'intégration de l'installation de Sarnia. Les produits nets ont également augmenté de 7,4 millions de dollars en raison de l'acquisition d'immobilisations de distribution de gaz naturel au quatrième trimestre de 2009. Ces augmentations ont été en partie contrebalancées par des baisses de 12,7 millions de dollars dans les différentiels de fractionnement réalisés, de 12,4 millions de dollars dans les volumes d'extraction traités dans les installations de collecte et traitement sur place, de 4,3 millions de dollars dans les ventes de transport de gaz naturel à tarif fixe, de 3,2 millions de dollars dans les produits tirés des services aux installations, ainsi que 1,0 million de dollars découlant d'un contrat de commercialisation du gaz échu au quatrième trimestre de 2009.

Les charges d'exploitation et d'administration pour 2009 ont été de 166,4 millions de dollars, en baisse comparativement à 173,2 millions de dollars pour 2008. Cette baisse découle essentiellement d'arrêts liés à l'entretien moins fréquents qu'en 2008, période au cours de laquelle des coûts totalisant environ 7,4 millions de dollars associés aux arrêts liés à l'entretien avaient été comptabilisés. La baisse est également attribuable à une charge de 2,6 millions de dollars au titre des coûts de mise en valeur de projets engagés au cours de 2008. En outre, les mesures de contrôle des coûts ont entraîné un repli des charges d'administration. Ces diminutions ont été en partie contrebalancées par les coûts différentiels associés à l'acquisition de nouvelles immobilisations et de nouvelles activités acquises par la Fiducie au cours du deuxième semestre de 2008 et du quatrième trimestre de 2009.

Pour 2009, la dotation aux amortissements s'est élevée à 63,4 millions de dollars contre 57,3 millions de dollars en 2008. Cette croissance s'explique par l'augmentation des actifs d'AltaGas découlant des activités d'acquisition et de construction.

Analyse des variations du secteur Extraction et transport

Le bénéfice d'exploitation du secteur Extraction et transport s'est établi à 88,6 millions de dollars pour 2009, par rapport à 83,8 millions de dollars en 2008. Le bénéfice d'exploitation s'est accru de 6,0 millions de dollars en raison de l'augmentation des volumes de LGN, de 4,5 millions de dollars attribuable à la croissance des produits tirés du transport, qui comportaient un ajustement non récurrent de 3,3 millions de dollars au titre des produits constatés d'avance déjà comptabilisés et une augmentation des volumes de transport contractés, de 3,9 millions de dollars compte tenu du programme d'immobilisations de 2008 du complexe Harmattan, d'une diminution de 2,9 millions de dollars et de 1,3 million de dollars des charges d'exploitation en raison de la mise à niveau du réseau de livraison d'éthylène (EDS) et d'une hausse des frais de transport au coût du service. Ces éléments ont été en partie contrebalancés par une baisse de 12,7 millions de dollars dans les différentiels de fractionnement réalisés, par une hausse de 2,7 millions de dollars de l'amortissement au titre des programmes d'immobilisations de 2008 et par un montant de 0,6 million de dollars découlant d'une diminution des produits tirés de la rémunération au coût du service dans les activités d'extraction.

Analyse des variations du secteur Collecte et traitement sur place

Le bénéfice d'exploitation du secteur Collecte et traitement sur place a été de 6,3 millions de dollars en 2009, en regard de 20,4 millions de dollars en 2008. Le bénéfice d'exploitation a reculé de 12,4 millions de dollars en raison d'un ralentissement du débit, de 3,2 millions de dollars par suite d'une baisse des produits tirés des services aux installations et de 1,0 million de dollars en raison de l'amortissement plus élevé. Ces baisses ont été en partie compensées par des réductions des coûts d'exploitation de 2,5 millions de dollars et des coûts découlant des arrêts liés à l'entretien de 1,0 million de dollars en 2009 par rapport à ceux de 2008.

Analyse des variations du secteur Distribution de gaz naturel

Le bénéfice d'exploitation du secteur Distribution de gaz naturel a été inclus en 2009 compte tenu de l'acquisition de Utility Group en date du 8 octobre 2009 et l'acquisition de la participation restante de 75,1 % dans Heritage Gas en vigueur en date du 18 novembre 2009. Les résultats découlant des actifs de distribution de gaz naturel sont grandement saisonniers, le gaz naturel étant surtout livré au cours de la saison de chauffage en hiver. En 2009, les activités de distribution de gaz ont contribué 7,4 millions de dollars au bénéfice d'exploitation.

Analyse des variations du secteur Services énergétiques

Le bénéfice d'exploitation du secteur Services énergétiques pour 2009 a été de 8,0 millions de dollars, en regard d'une perte d'exploitation de 0,6 million de dollars pour 2008. Le bénéfice d'exploitation s'est accru d'environ 9,4 millions de dollars par suite de la réduction des passifs liés aux opérations sur le gaz naturel, de 3,2 millions de dollars provenant de l'installation de stockage de Sarnia et d'une perte de 1,0 million de dollars en 2008 liée à un contrat de commercialisation du gaz échu au début du quatrième trimestre de 2009. Ces éléments ont été en partie contrebalancés par le recul de 4,3 millions de dollars des ventes de gaz naturel et de transport à tarif fixe et par une perte non récurrente de 0,8 million de dollars sur les contrats de gestion du risque.

STATISTIQUES D'EXPLOITATION DU GAZ NATUREL	Exercices terminés les 31 décembre	
	2009	2008
Extraction et transport		
Capacité d'amenée de gaz traité (mmpc/j)[1]	**841**	801
Volumes d'extraction d'éthane (b/j)[1]	**26 817**	24 795
Volumes d'extraction de LGN (b/j)[1]	**13 236**	12 242
Total des volumes d'extraction (b/j)[1]	**40 053**	37 037
Différentiels de fractionnement – réalisés ($/b)[1, 2]	**23,46**	26,97
Différentiels de fractionnement – prix au comptant moyen ($/b)[1]	**19,51**	28,79
Volumes transportés (mmpc/j)[1, 3]	**324**	379
Collecte et traitement sur place		
Capacité de traitement (mmpc/j)[4]	**1 172**	1 172
Débit de traitement (mmpc/j bruts)[1]	**453**	541
Utilisation de la capacité (%)[4]	**39**	46
Participation directe moyenne (%)[4]	**93**	92
Distribution de gaz naturel		
Livraison de gaz naturel – utilisation finale (PJ)[5, 6]	**6,62**	-
Livraison de gaz naturel – transport (PJ)[5, 6]	**0,55**	-
Points de service à la fin de l'exercice[7]	**72 717**	-
Variation degré-jour (%)[8]	**9,9**	-
Services énergétiques		
Contrats de services de gestion énergétique[9]	**1 748**	1 711
Volumes de gaz moyens négociés (GJ/j)[10]	**354 513**	302 392

[1] *Moyenne de la période.*

[2] *Un différentiel de fractionnement indicatif, ou marge de LGN, exprimé en dollars par baril de LGN, et fondé sur les montants déclarés par Edmonton pour le propane, le butane et les condensats, et sur le prix quotidien du gaz naturel selon l'AECO.*

[3] *Exclut les volumes du gazoduc de LGN.*

[4] *À la fin de la période considérée.*

[5] *Une petajoule (PJ) équivaut à un million de gigajoules (GJ).*

[6] *Les livraisons tiennent compte de Utility Group au 8 octobre 2009, soit la date à laquelle la Fiducie a obtenu le contrôle et la totalité des livraisons de Heritage Gas au 18 novembre 2009.*

[7] *Les points de service représentent l'ensemble des points de service d'AUI, de Heritage Gas et d'Inuvik Gas.*

[8] *Les degrés-jours sont associés à la zone desservie par AUI. Un degré-jour exprime la mesure cumulative dans laquelle la température moyenne chute en dessous de 15 degrés Celsius. Les degrés-jours normaux sont fondés sur une moyenne mobile de 20 ans. Des variations positives par rapport à la moyenne entraînent une augmentation des volumes de livraison par rapport aux prévisions.*

[9] *Contrats de services de gestion énergétique en vigueur à la fin de la période considérée.*

[10] *Moyenne de la période. Comprend les volumes directement mis en marché, les volumes négociés au nom d'autres secteurs d'exploitation et les volumes vendus dans des opérations d'échange de gaz.*

La moyenne des volumes d'éthane et de LGN du secteur de l'extraction s'est accrue respectivement de 2 022 b/j et 994 b/j en 2009 par rapport à 2008, par suite de l'achèvement de projets qui ont produit environ 25 mmpc/j de gaz naturel supplémentaire au complexe Harmattan, pour l'exercice complet comparativement à deux mois en 2008 et de la hausse du débit à l'usine de Younger, au complexe Harmattan et à l'usine de Joffre, compte tenu qu'il n'y a eu aucun arrêt lié à l'entretien en 2009. Ces augmentations ont été en partie neutralisées par la compression intermittente de la capacité d'amenée du gaz naturel des autres usines d'extraction pour contrer la baisse des différentiels de fractionnement au début de 2009. Les volumes de gaz naturel transportés par le secteur du transport en 2009 ont reculé par rapport à 2008 en raison de volumes moins importants ayant transité par le réseau de Suffield. Toutefois, le débit des gazoducs dans le cadre des activités de transport a peu d'incidence sur les résultats financiers en raison des ententes contractuelles fondées sur le coût du service et des contrats d'achat ferme en vigueur.

En 2009, le débit a atteint en moyenne 453 mmpc/j dans le secteur Collecte et traitement sur place comparativement à 541 mmpc/j en 2008. Environ 65 % (57 mmpc/j) de la diminution ont découlé de la baisse dans les activités de production n'atténuant aucunement les déclins naturels, environ 20 % ont résulté de l'arrêt de la production de gaz naturel par les producteurs en raison de prix des marchandises peu élevés au cours du deuxième semestre de l'exercice, et le reste de la diminution a découlé d'interruptions prévues et imprévues. L'utilisation constatée en 2009 a été de 39 %, par rapport à 46 % en 2008, surtout en raison du ralentissement du débit de la plupart des installations. De nombreux clients d'AltaGas ont réagi à la faiblesse du prix du gaz naturel en interrompant temporairement la production dans certaines installations au cours du deuxième semestre de 2009.

PRODUCTION D'ÉLECTRICITÉ

Le bénéfice d'exploitation du secteur production d'électricité s'est établi à 88,0 millions de dollars en 2009, par rapport à 117,9 millions de dollars en 2008. Au cours de 2009, ce segment a mis l'accent sur l'achèvement du parc éolien de Bear Mountain, lequel a commencé son exploitation commerciale plus tôt que prévu et en respectant le budget. Les contributions de Bear Mountain et un solide programme de couverture ont été insuffisants pour compenser la chute des prix au comptant de l'électricité.

Les produits nets de 2009 se sont établis à 102,2 millions de dollars comparativement à 129,0 millions de dollars en 2008. Les produits nets ont diminué de 26,8 millions de dollars en raison de la baisse du prix au comptant en Alberta, qui s'est établi en moyenne à 47,84 $/MWh en 2009 contre 89,95 $/MWh en 2008. Les produits nets ont aussi reculé en raison d'un gain de 1,6 million de dollars sur la vente d'un projet de centrale électrique en développement comptabilisé en 2008. Les centrales à charge de pointe ont affiché des produits nets en baisse de 2,4 millions de dollars en Alberta essentiellement en raison de la chute des prix de l'électricité en Alberta et d'une augmentation de 1,2 million de dollars des coûts liés aux conventions d'achat d'électricité (CAÉ). Ces éléments ont été en partie contrebalancés par une diminution des coûts de transport de 7,0 millions de dollars, par un montant de 3,0 millions de dollars attribuable à la mise en exploitation commerciale de Bear Mountain et par une diminution de 2,3 millions de dollars des coûts environnementaux.

Les charges d'exploitation et d'administration se sont élevées à 6,1 millions de dollars pour 2009, en regard de 3,7 millions de dollars pour 2008. L'augmentation représente les coûts engagés dans le cadre de la mise en valeur de projets d'énergie renouvelable et la hausse des coûts relative aux centrales à charge de pointe alimentées au gaz mises en service à la fin de 2008 et la mise en exploitation commerciale de Bear Mountain.

La dotation aux amortissements s'est établie à 8,2 millions de dollars en 2009, par rapport à 7,4 millions de dollars en 2008. L'augmentation résulte de la mise en service, à la fin de 2008, des centrales à charge de pointe alimentées au gaz.

STATISTIQUES D'EXPLOITATION DE L'ÉLECTRICITÉ

	Exercices terminés les 31 décembre	
	2009	2008
Volume d'électricité vendue (GWh)[1]	**2 726**	2 623
Prix moyen obtenu à la vente d'électricité ($/MWh)[1]	**68,97**	84,51
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[2]	**47,84**	89,95

[1] *Moyenne de la période.*

[2] *Comprend uniquement les volumes en Alberta et les prix obtenus à la vente d'électricité.*

SIÈGE SOCIAL

Description des immobilisations du secteur Siège social

Le secteur Siège social comprend les coûts liés à la prestation de services généraux ainsi que les frais généraux indirects de l'entreprise, les placements dans des entités ouvertes et fermées, et l'incidence des variations de la valeur sur les actifs et les passifs de gestion du risque. La direction prend des décisions liées à l'exploitation et évalue le rendement de ses secteurs d'exploitation en fonction des résultats atteints et à l'aide de mesures financières clés comme le rendement des capitaux propres et le rendement du capital investi, compte non tenu de l'incidence de la volatilité des prix des marchandises, des taux d'intérêt et des taux de change. La direction évalue l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur l'entité consolidée, puisque le risque est géré à par portefeuille. Par conséquent, l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur le bénéfice net est présentée et évaluée dans le secteur Siège social.

Analyse des variations du secteur Siège social

La perte d'exploitation a atteint 24,1 millions de dollars pour 2009, en regard de 33,5 millions de dollars pour 2008. Le recul de la perte a surtout découlé de gains réalisés et latents sur les placements, de revenu de placement plus élevé et des charges de l'exercice précédent au titre des coûts de mise en valeur de projets. Ces éléments ont été en partie neutralisés par des gains latents moins importants sur les contrats de gestion du risque.

En 2009, les produits nets ont atteint 18,6 millions de dollars, comparativement à 12,9 millions de dollars en 2008. L'augmentation de 13,4 millions des produits nets s'explique par la hausse du revenu de placement, en partie contrebalancée par un montant de 7,7 millions de dollars en gains latents moins importants sur les contrats de gestion du risque.

Les charges d'exploitation et d'administration se sont élevées à 40,1 millions de dollars en 2009, en regard de 44,1 millions de dollars en 2008. Des charges supplémentaires ont été engagées à l'appui des exigences réglementaires et de la croissance de la Fiducie, mais ont été amplement compensées par plusieurs initiatives visant à réduire les charges d'exploitation et d'administration. La diminution globale est principalement imputable à ce resserrement des coûts.

La dotation aux amortissements s'est établie à 2,5 millions de dollars en 2009, par rapport à 2,2 millions de dollars en 2008.

Perspectives du secteur Siège social

Exclusion faite de l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché, la perte d'exploitation de 2010 devrait être supérieure à celle de 2009. Les charges d'exploitation et d'administration devraient être supérieures à celles de 2009 en raison de la croissance de la Fiducie, en plus des coûts liés à la conversion en société par actions et de la conformité à de nouvelles exigences relatives à la présentation de l'information financière. Les placements du secteur Siège social devraient également afficher des résultats moins élevés puisque les résultats de Utility Group n'y sont plus comptabilisés à titre de revenus de placement comptabilisé à la valeur de consolidation.

L'incidence des contrats de gestion du risque est fondée sur des estimations liées aux prix des marchandises, aux taux d'intérêt et aux taux de change au fil du temps. Les montants réels varient en fonction de ces inducteurs et, en conséquence, la direction ne peut prédire l'incidence des instruments financiers. Toutefois, l'incidence des normes comptables devrait être relativement faible, puisque la Fiducie utilise des instruments financiers pour gérer l'exposition aux variations des prix des marchandises et pour acheter et vendre du gaz et de l'électricité selon des marges bloquées. La Fiducie ne conclut pas d'instruments financiers à des fins de spéculation.

CAPITAL INVESTI

Au cours de 2009, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs totalisant 499,2 millions de dollars, comparativement à 824,8 millions de dollars en 2008.

Capital investi net – type d'investissement — Exercice terminé le 31 décembre 2009

(en millions de dollars)	Gaz	Électricité	Siège social	Total
Capital investi				
Immobilisations	**324,0**	**160,3**	**3,2**	**487,5**
Placements à long terme et autres actifs	**(12,3)**	**(0,4)**	**24,4**	**11,7**
	311,7	**159,9**	**27,6**	**499,2**
Cessions				
Immobilisations	**(0,2)**	**(0,7)**	**(0,1)**	**(1,0)**
Placements à long terme et autres actifs	**311,5**	**159,2**	**27,5**	**498,2**

Capital investi net – type d'investissement — Exercice terminé le 31 décembre 2008

(en millions de dollars)	Gaz	Électricité	Siège social	Total
Capital investi				
Immobilisations	675,1	141,7	6,6	823,4
Placements à long terme et autres actifs	-	0,7	0,7	1,4
	675,1	142,4	7,3	824,8
Cessions				
Immobilisations	(10,2)	(5,2)	-	(15,4)
Placements à long terme et autres actifs	-	-	(48,2)	(48,2)
Placements à long terme et autres actifs	664,9	137,2	(40,9)	761,2

La Fiducie classe son capital investi dans les catégories entretien, croissance et administration.

Du capital de croissance totalisant 490,1 millions de dollars a été investi en 2009 (813,5 millions de dollars en 2008). Dans le secteur du gaz, le capital de croissance a servi à l'acquisition d'immobilisations de distribution de gaz naturel totalisant 259,1 millions de dollars, au projet de fractionnement du complexe Harmattan de 17,6 millions de dollars, à l'achèvement de l'installation de Sarnia de 14,2 millions de dollars, à divers projets liés à l'extraction et au transport de 8,9 millions de dollars et à des projets liés à la collecte et au traitement sur place totalisant 8,4 millions de dollars. Parmi les projets nécessitant du capital de croissance dans le secteur production d'électricité, notons l'achèvement du parc éolien de Bear Mountain de 145,6 millions de dollars, les projets de mise en valeur d'énergie renouvelable de 7,9 millions de dollars et le projet de cogénération du complexe Harmattan de 6,4 millions de dollars. Dans le secteur Siège social, du capital de croissance totalisant 22,0 millions de dollars a servi à l'acquisition d'actions dans Magma Energy Corporation. Les charges d'administration et les dépenses au titre du capital investi dans la catégorie entretien pour 2009 se sont élevées respectivement à 5,8 millions de dollars et 3,3 millions de dollars (respectivement 7,6 millions de dollars et 3,7 millions de dollars en 2008).

Capital investi – utilisation

(en millions de dollars)	Gaz	Électricité	Siège social	Exercice terminé le 31 décembre 2009 Total
Capital investi				
Entretien	**3,3**	**-**	**-**	**3,3**
Croissance	**308,2**	**159,9**	**22,0**	**490,1**
Administration	**0,3**	**-**	**5,5**	**5,8**
Capital investi	**311,8**	**159,9**	**27,5**	**499,2**

Capital investi – utilisation

(en millions de dollars)	Gaz	Électricité	Siège social	Exercice terminé le 31 décembre 2008 Total
Capital investi				
Entretien	3,7	-	-	3,7
Croissance	669,0	142,4	2,1	813,5
Administration	2,4	-	5,2	7,6
Capital investi	675,1	142,4	7,3	824,8

INSTRUMENTS FINANCIERS

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas a conclu des contrats de dérivés financiers pour gérer son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change. En 2009, la Fiducie avait des positions dans les types de dérivés suivants, qui sont aussi présentés à la note 15 afférente aux états financiers consolidés :

- Contrats à terme sur marchandises : la Fiducie conclut des contrats à terme sur le gaz, l'électricité et d'autres marchandises pour gérer son portefeuille d'actifs et arrêter des marges sur des contrats d'achat et de vente adossés. Dans un contrat à terme, une partie accepte de livrer une quantité donnée d'un actif sous-jacent à l'autre partie à une date ultérieure et à un prix donné. Les négociations du secteur Services énergétiques sont principalement fondées sur cette base.

- Swaps sur marchandises : la Fiducie conclut des swaps fixes-variables sur le prix de l'électricité pour gérer l'exposition de son portefeuille d'installations électriques. Un swap fixe-variable sur le prix est un accord entre deux parties visant l'échange d'un prix fixe contre un prix variable. Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. L'Alberta Power Pool fixe les prix de l'électricité selon un tarif horaire, et les prix ont varié entre 0,10 $/MWh et 999,99 $/MWh en 2009 et entre 0,00 $/MWh et 999,99 $/MWh en 2008. Le prix au comptant moyen s'est établi à 47,84 $/MWh en 2009 (89,95 $/MWh en 2008). AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une tranche de son portefeuille d'actifs. Le prix moyen obtenu par la Fiducie pour l'électricité a été de 68,97 $/MWh en 2009 (84,51 $/MWh en 2008). En 2010, presque deux tiers de l'électricité livrée à l'Alberta Power Pool par la centrale de Sundance sont couverts au prix de 72 $/MWh.

- Couvertures des différentiels de fractionnement de LGN : la Fiducie conclut des swaps fixes-variables sur les différentiels de fractionnement de LGN pour gérer ces différentiels. Les résultats du secteur Extraction et transport découlent des variations des différentiels de fractionnement de LGN. Au quatrième trimestre, la Fiducie avait conclu des ententes visant des différentiels de fractionnement de LGN couvrant 3 900 b/j à un prix moyen d'environ 25,17 $/b pour la période allant d'octobre à décembre 2009. Le différentiel de fractionnement moyen au comptant a été de 19,51 $/b en 2009 (28,79 $/b en 2008). Le différentiel de fractionnement moyen réalisé a été de 23,46 $/b en 2009 (26,97 $/b en 2008). La Fiducie a aussi couvert en moyenne 2 390 b/j, ou environ 50 % des volumes, exposés aux prix au comptant pour 2010, pour un prix d'environ 21 $/b. La Fiducie

a couvert 700 b/j, ou environ 15 % des volumes, exposés aux prix au comptant pour 2011, pour un prix d'environ 20 $/b.

- Contrats de taux d'intérêt à terme : la Fiducie conclut des swaps de taux d'intérêt en vertu desquels des flux de trésorerie à taux fixe sont échangés contre des flux de trésorerie à taux variable. Au 31 décembre 2009, la Fiducie avait des swaps de taux d'intérêt totalisant 185 millions de dollars à échéances variées jusqu'au 31 mars 2012. Au 31 décembre 2009, la Fiducie avait fixé le taux d'intérêt sur 68 % de sa dette, y compris des billets à moyen terme et des contrats de location-acquisition.

- Contrats de change à terme : le risque de change créé par la négociation de conventions commerciales en devises est géré au moyen de contrats de change à terme, en vertu desquels un taux fixe est arrêté en regard d'un taux variable, et de conventions d'option, en vertu desquelles est achetée ou vendue une option visant des opérations en devises à une date ultérieure.

La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. La juste valeur des dérivés de taux d'intérêt est calculée selon les cours du marché.

La Fiducie n'exerce pas d'activités de spéculation sur le prix des marchandises et, par conséquent, ne conclut pas d'opérations sur marchandises qui créent une exposition additionnelle ou qui sont uniquement fondées sur les attentes en matière de variation future des prix de l'électricité sur le marché. Les opérations sur marchandises sont utilisées afin de fixer les marges, d'optimiser les actifs corporels sous-jacents ou de réduire l'exposition aux variations du prix de l'électricité. AltaGas a un groupe de gestion du risque qui examine quotidiennement les risques liés aux marchandises et au crédit, et qui a conçu et qui applique une politique de gestion du risque et un programme de couverture prudents.

SITUATION DE TRÉSORERIE

À l'heure actuelle, selon les prévisions d'AltaGas, aucune tendance ou incertitude connue ne devrait réduire l'accès de la Fiducie à ses sources de financement habituelles. L'émission de billets à moyen terme et la majoration de la note de crédit par DBRS et S&P en 2009 indiquent que la situation financière de la Fiducie est solide et que cette dernière est en mesure d'obtenir du financement. Chacune des facilités de crédit de la Fiducie porte une date d'échéance à laquelle, en l'absence d'un remplacement, d'une prorogation ou d'un renouvellement, la dette visée par la facilité de crédit devient remboursable. La première date d'échéance des facilités de crédit de la Fiducie est août 2010.

Flux de trésorerie	Exercices terminés les 31 décembre	
(en millions de dollars)	**2009**	2008
Flux de trésorerie d'exploitation	**184,1**	205,2
Activités d'investissement	**(464,1)**	(432,7)
Activités de financement	**265,4**	233,4
Variation de la trésorerie	**(14,6)**	5,9

Flux de trésorerie d'exploitation

Les flux de trésorerie d'exploitation présentés dans les états des flux de trésorerie consolidés se sont établis à 184,1 millions de dollars en 2009, contre 205,2 millions de dollars en 2008. La baisse des flux de trésorerie d'exploitation s'explique par un bénéfice net moins élevé, l'absence de recouvrement d'impôts futurs et des gains à la vente d'actifs en 2009 comparativement à 2008, ainsi que par la baisse de la quote-part du bénéfice de sociétés satellites. Ces baisses ont été en partie contrebalancées par la hausse du revenu de placement non réalisé et la baisse du fonds de roulement hors trésorerie.

Fonds de roulement (en millions de dollars, sauf le ratio du fonds de roulement)	**31 décembre 2009**	31 décembre 2008
Actif à court terme	**331,8**	363,9
Passif à court terme	**861,1**	323,2
Fonds de roulement	**(529,3)**	40,7
Ratio du fonds de roulement	**0,39**	1,13

Le fonds de roulement s'établissait à (529,3) millions de dollars au 31 décembre 2009, contre 40,7 millions de dollars au 31 décembre 2008. Le ratio du fonds de roulement était de 0,39 à la fin de 2009, par rapport à 1,13 à la fin de 2008. La variation reflète principalement le classement dans le passif à court terme la tranche de la dette à long terme échéant à moins d'un an, dont l'échéance est en 2010.

Au 31 décembre 2009, la tranche de la dette à long terme échéant à moins d'un an de la Fiducie s'établissait à 591,9 millions de dollars. La direction de la Fiducie compte harmoniser le moment du renouvellement de ses facilités de crédit avec sa conversion en société par actions, ce qui devrait se produire au deuxième semestre de 2010. La Fiducie a entrepris des discussions auprès de membres actuels et éventuels du syndicat et ne prévoit aucune difficulté à renouveler ou augmenter ses facilités de crédit.

Activités d'investissement

Les flux de trésorerie affectés aux activités d'investissement ont été de 464,1 millions de dollars en 2009 comparativement à 433,0 millions de dollars en 2008. Cette progression découle de l'acquisition de placements à court terme et d'immobilisations. Une description des acquisitions et des placements liés aux actifs à long terme figure à la rubrique «Capital investi» du présent rapport de gestion. Les flux de trésorerie affectés aux activités d'investissement reflètent les décaissements effectifs aux fins des activités d'investissement et peuvent ne pas correspondre au montant présenté dans les rubriques du rapport de gestion portant sur le capital investi en raison du moment des décaissements et du fait que certaines acquisitions peuvent constituer des opérations sans effet sur la trésorerie.

Activités de financement

Les flux de trésorerie générés par les activités de financement se sont élevés à 265,4 millions de dollars en 2009, par rapport à 233,4 millions de dollars en 2008. Cette hausse a découlé de l'émission de la dette à long terme et renouvelable, des distributions versées aux porteurs de parts et du rachat de débentures convertibles.

SOURCES DE FINANCEMENT

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 31 décembre 2009, l'encours de la dette d'AltaGas totalisait 1 014,7 millions de dollars, en hausse par rapport à 582,0 millions de dollars au 31 décembre 2008. Au 31 décembre 2009, la Fiducie avait 500,0 millions de dollars en billets à moyen terme en circulation et avait accès à des emprunts au taux préférentiel, à des emprunts au taux de base, à des emprunts au LIBOR, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 816,0 millions de dollars. Au 31 décembre 2009, l'encours de la dette bancaire prélevée de la Fiducie s'établissait à 502,0 millions de dollars et les lettres de crédit en cours totalisaient 51,8 millions de dollars sur la facilité de lettres de crédit renouvelable et prorogeable et les facilités d'exploitation à vue.

Au 31 décembre 2009, la tranche de la dette à long terme échéant à moins d'un an de la Fiducie s'établissait à 591,9 millions de dollars. La direction de la Fiducie compte harmoniser le moment du renouvellement de ses facilités de crédit avec sa conversion en société par actions, ce qui devrait se produire au deuxième semestre de 2010. La Fiducie a entrepris des discussions auprès de membres actuels et éventuels du syndicat et ne prévoit aucune difficulté à renouveler ou augmenter ses facilités de crédit.

Le 16 septembre 2009, AltaGas a racheté des débentures convertibles, 5,85 %, en circulation totalisant 16,6 millions de dollars pour un montant de 1 000,96 $ pour chaque tranche de capital de 1 000,00 $. Le montant du rachat est égal au capital majoré de la totalité des intérêts courus et impayés s'y rapportant.

Toutes les facilités d'emprunt sont sous réserve des clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectées chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités. Le multiple de couverture d'intérêt des bénéfices de la Fiducie pour les douze mois terminés le 31 décembre 2009 était de 4,49 fois.

Par suite de l'acquisition de Utility Group au cours du quatrième trimestre de 2009, la Fiducie a augmenté son ratio d'endettement cible pour le faire passer de 40 % à 45 % à une fourchette de 45 % à 50 %. L'augmentation a découlé de l'acquisition d'actifs de distribution de gaz naturel stables et à tarifs réglementés au portefeuille d'actifs d'infrastructures énergétiques de la Fiducie. Au 31 décembre 2009, ce ratio était de 49,2 %, en hausse comparativement au ratio de 37,8 % au 31 décembre 2008.

Le 5 juin 2009, AltaGas a déposé un prospectus préalable de base simplifié visant l'émission de parts de fiducie ou de titres d'emprunt non garantis. Ce prospectus, dont la période de validité est de 25 mois, permet à la Fiducie d'émettre des titres jusqu'à concurrence d'un montant global de 500 millions de dollars. Le 22 juin 2009, la Fiducie a déposé un supplément à son prospectus lançant le programme de billets à moyen terme d'AltaGas et permettant l'accès au marché canadien des billets à moyen terme, au besoin. Le 31 décembre 2009, AltaGas avait mobilisé environ 100 millions de dollars du montant de 500 millions de dollars initialement disponible.

Facilités de crédit (en millions de dollars)	Capacité d'emprunt	**En cours au 31 décembre 2009**	En cours au 31 décembre 2008
Facilité de crédit d'exploitation à vue	86,0	**16,3**	2,8
Facilité de lettres de crédit	75,0	**56,7**	68,1
Facilité de crédit syndiquée[1]	150,0	**-**	100,0
Facilité de crédit d'exploitation syndiquée[2]	375,0	**350,8**	253,0
Facilité de crédit à terme renouvelable de Utility Group[3]	130,0	**130,0**	-
	816,0	**553,8**	423,9

[1] *Facilité de crédit renouvelable venant à échéance le 13 août 2010.*

[2] *Facilité de crédit renouvelable venant à échéance le 30 septembre 2010.*

[3] *Facilité de crédit renouvelable venant à échéance le 17 novembre 2010.*

Au 31 décembre 2009, la Fiducie avait une facilité de lettres de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2008) auprès d'une banque à charte canadienne et dont l'échéance était le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettres de crédit au moyen de prêts au taux préférentiel, de prêts au taux de base américain, de prêts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature des montants prélevés. Au 31 décembre 2009, la Fiducie avait émis des lettres de crédit pour un montant de 46,7 millions de dollars (68,1 millions de dollars au 31 décembre 2008) aux termes de sa facilité de lettres de crédit à terme renouvelable prorogeable et des lettres de crédit de 5,1 millions de dollars (2,8 millions de dollars au 31 décembre 2008) aux termes de ses facilités de crédit d'exploitation à vue.

La Fiducie prévoit renouveler ses facilités de crédit en 2010.

OBLIGATIONS CONTRACTUELLES

31 décembre 2009		Paiements exigibles par période			
(en millions de dollars)	Total	Moins de 1 an	1 an à 3 ans	4 à 5 ans	Plus de 5 ans
Dette à long terme	1 000,1	594,8	100,0	205,3	100,0
Contrats de location-acquisition	7,5	1,9	3,8	1,8	-
Contrats de location-exploitation	62,3	3,3	6,5	6,6	45,9
Engagements d'achat	3,2	3,2	-	-	-
Total des obligations contractuelles	1 073,1	603,2	110,3	213,7	145,9

AltaGas a signé un contrat de location-acquisition avec Maxim Energy Group Ltd. à l'égard du droit à 25 MW de capacité d'électricité de pointe alimentée au gaz, des services auxiliaires connexes et du produit des ventes d'électricité de pointe. Le contrat d'une durée de dix ans, qui est entré en vigueur le 1er septembre 2004, comprend une option pouvant être exercée à la fin de la durée initiale pour prolonger la durée de 15 ans ou pour acheter les actifs. La valeur actualisée nette du contrat de location-acquisition au 31 décembre 2009 était de 7,5 millions de dollars (8,8 millions de dollars au 31 décembre 2008), le solde étant exigible en versements mensuels comprenant le capital et des intérêts de 0,2 million de dollars.

La Fiducie a des contrats de location-exploitation à long terme portant sur l'entrepose du gaz, des locaux à bureaux, du matériel de bureau et du matériel roulant.

PARTIES LIÉES

En date du 8 octobre 2009, la Fiducie détenait la totalité des actions de Utility Group. Par conséquent, à compter du quatrième trimestre de 2009, Utility Group n'est pas reconnue comme une partie liée. Au cours des trois premiers trimestres de 2009, la Fiducie a vendu 39,0 millions de dollars de gaz naturel à Utility Group et a engagé des frais de transport de 0,1 million de dollars facturés par cette dernière dans le cours normal des affaires de la Fiducie. La Fiducie a également payé des frais de gestion de 0,1 million de dollars à Utility Group et a reçu des honoraires de gestion de 0,1 million de dollars de cette dernière pour des services administratifs. En outre, la Fiducie a fourni des services d'exploitation à Utility Group pour un montant de 0,1 million de dollars. Les opérations entre AltaGas et Utility Group sont évaluées à la valeur d'échange convenue par les deux parties. La Fiducie exerce un contrôle notable sur Utility Group parce qu'AltaGas possède une participation de 19,8 % dans cette dernière et que le président du conseil et chef de la direction d'AltaGas était un administrateur de Utility Group avant son acquisition en date du 8 octobre 2009.

En vertu d'un bail pour des locaux de bureaux et du matériel, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un employé. Des paiements de 90 540 $ ont été faits en 2009 (88 000 $ en 2008), soit la valeur d'échange des biens convenue par les deux parties. Le bail arrive à échéance en décembre 2011.

AGENCES DE NOTATION

Le 16 octobre 2009, DBRS a rehaussé la note de la Fiducie, la faisant passer de BBB (faible) avec des perspectives positives, à BBB avec des perspectives stables. DBRS a cité l'acquisition de Utility Group comme une amélioration du profil de risque des activités d'AltaGas au moyen de l'acquisition d'actifs de distribution de gaz naturel réglementés à risque peu élevé en Alberta, en Nouvelle-Écosse et dans les Territoires du Nord-Ouest.

Le 21 avril 2009, S&P a rehaussé la note attribuée à la Fiducie, la faisant passer de BBB- à BBB avec des perspectives stables. S&P a justifié cette amélioration par la hausse de l'exposition aux contrats à long terme de l'infrastructure énergétique dans le secteur du gaz, les pratiques financières prudentes et l'exécution de stratégies efficaces.

Les notations de crédit visent à fournir aux investisseurs une mesure indépendante de la qualité de crédit d'une émission de titres et sont des indicateurs de la probabilité de remboursement ainsi que de la capacité et de la volonté d'une entité de respecter son engagement financier selon les conditions établies.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

Au 28 février 2010, la Fiducie comptait XXX millions de parts de fiducie et [2,1] millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à XXX milliard de dollars, d'après le cours de clôture de XXX $ la part de fiducie le 26 février 2009. Au 28 février 2010, il y avait XXX millions d'options en cours et XXXX options qui pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie durables, qui sont tributaires du bénéfice net consolidé, du capital investi au titre des catégories entretien et croissance, et des exigences de remboursement de la dette de la Fiducie. AltaGas a pu maintenir ses distributions grâce aux liquidités provenant de l'exploitation. En 2009, la Fiducie a déclaré des distributions de 170,2 millions de dollars et détenait des flux de trésorerie d'exploitation de 202,3 millions de dollars (respectivement 147,1 millions de dollars et 217,1 millions de dollars pour 2008), soit un ratio dividendes/bénéfice de 84 % (68 % pour 2008).

Le conseil d'administration d'AltaGas General Partner Inc., délégué du fiduciaire, a conservé sa distribution au comptant mensuelle de la Fiducie à 0,18 $ la part (2,16 $ la part annualisée) en 2009. AltaGas verse des distributions en espèces le 15e jour de chaque mois aux porteurs de parts inscrits le 25e jour du mois précédent, ou le jour ouvrable suivant si cette date ou la date de clôture des registres tombe une fin de semaine ou un jour férié.

Le tableau suivant résume l'historique des distributions déclarées par AltaGas depuis 2007 :

Distributions
Exercices terminés les 31 décembre

(en dollars par part)	**2009**	2008	2007
Premier trimestre	**0,540**	0,525	0,510
Deuxième trimestre	**0,540**	0,525	0,510
Troisième trimestre	**0,540**	0,535	0,520
Quatrième trimestre	**0,540**	0,540	0,525
Distribution d'actions[1]	-	-	0,076
Total	**2,160**	2,125	2,141

[1] *Le 17 septembre 2007, une action de Utility Group a été émise pour chaque tranche de 100 parts de fiducie et parts échangeables détenues le 27 août 2007.*

En supposant qu'une part ait été détenue tout au long de 2009 aux fins de l'impôt sur les bénéfices, la Fiducie prévoit que 78,8 % des distributions totales déclarées en 2009 seront imposées en tant que revenu, 4,0 % comme gains en capital, 0,2 % comme revenus de dividendes et 17,0 % en tant que remboursement de capital. Pour la majorité des porteurs de parts, le montant du remboursement de capital réduira le prix de base de leurs parts de fiducie aux fins du calcul des gains en capital à la cession de leurs parts. Les porteurs de parts devraient consulter un conseiller fiscal indépendant relativement aux incidences fiscales qu'ils subissent du fait d'acheter, de détenir et de céder des parts.

CONVERSION EN SOCIÉTÉ PAR ACTIONS

AltaGas prévoit devenir une société par actions au deuxième semestre de 2010 par suite des modifications apportées par le gouvernement du Canada au traitement fiscal des fiducies de revenu en vigueur au 1er janvier 2011. En 2009, une loi fédérale a été adoptée visant la conversion des fiducie de revenu leur permettant de devenir une société par actions sans pour autant entraîner d'incidences fiscales défavorables pour la fiducie ou ses porteurs de parts.

AltaGas a l'intention de continuer à mettre en œuvre sa stratégie de croissance tout en s'efforçant d'offrir aux investisseurs un équilibre entre le revenu et la croissance. Lorsque AltaGas sera une société, la direction prévoit verser un dividende annuel allant de 1,10 $ à 1,40 $ l'action en appui à la stratégie de croissance future de la Fiducie. Au moment de la conversion, le conseil d'administration approuvera la politique de dividendes, sous réserve de la conjoncture économique et financière qui prévaudra à cette date. Jusqu'à sa conversion attendue, AltaGas prévoit continuer de verser un dividende mensuel de 0,18 $ la part de fiducie.

AltaGas a toujours exécuté sa stratégie comme une société efficiente sur le plan fiscal et s'est concentrée sur les mesures financières traditionnelles telles que le résultat par part et le rendement des capitaux propres. Elle ne mise pas sur la structure de la Fiducie pour soutenir ses activités.

OPÉRATIONS NON MONÉTAIRES

AltaGas a conclu avec un tiers une opération non monétaire qui lui a permis d'échanger des certificats d'énergie renouvelable (CER) de la Colombie-Britannique en contrepartie de réductions d'émissions vérifiées qui ont été générées en Alberta. Les CER seront créés grâce à l'énergie produite de 2009 à 2011 par le parc éolien de Bear Mountain. Les réductions d'émissions vérifiées reçues par AltaGas lui ont servi à réduire les coûts engagés pour se conformer au SGER en 2009.

ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Bons de souscription

Le 1er janvier 2010, AltaGas a émis 180 433 parts à l'exercice de bons de souscription spéciaux qui avaient été émis initialement en février 2008 à raison de une pour une au prix de 24,94 $ par bon de souscription spécial.

Landis Energy Corporation

Le 2 février 2010, AltaGas a fait une offre publique d'achat de toutes les actions ordinaires en circulation de Landis Energy Corporation (Landis) pour une contrepartie au comptant de 0,80 $ par action ordinaire. L'achat est évalué à environ 22 millions de dollars et, s'il est conclu, sera financé au moyen des facilités de crédit existantes d'AltaGas. L'offre est assujettie à certaines conditions, y compris l'acceptation par les porteurs d'au moins deux tiers des actions ordinaires en circulation et l'approbation par les autorités de réglementation. L'offre devrait prendre fin le 10 mars 2010.

MODIFICATIONS DE CONVENTIONS COMPTABLES

Chapitre 3064, «Écarts d'acquisition et actifs incorporels»

Le nouveau chapitre 3064 du *Manuel de l'ICCA*, «Écarts d'acquisition et actifs incorporels», qui s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008, remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», et le chapitre 3450, «Frais de recherche et de développement». Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. L'adoption de cette norme n'a eu aucune incidence importante sur les états financiers consolidés pour l'exercice terminé le 31 décembre 2009.

CPN-173, «Risque de crédit et juste valeur des actifs financiers et des passifs financiers»

En janvier 2009, le CPN est parvenu au consensus suivant : le risque de crédit propre à l'entité et le risque de crédit de la contrepartie devraient être pris en compte dans la détermination de la juste valeur des actifs financiers et des passifs financiers, y compris les instruments dérivés. Par conséquent, la Fiducie a dû établir la juste valeur des instruments dérivés au début de la période d'adoption pour tenir compte de son propre risque de crédit et du risque de crédit de la contrepartie. Tout écart en résultant a été comptabilisé comme un rajustement des bénéfices non répartis, à l'exception des couvertures de flux de trésorerie qui ont été comptabilisées dans le cumul des autres éléments du résultat étendu.

Conformément au chapitre 3863, «Instruments financiers – présentation», du *Manuel de l'ICCA*, la Fiducie a modifié sa présentation des actifs financiers et des passifs financiers dérivés afin de présenter le solde net au bilan lorsque AltaGas a un droit juridiquement exécutoire d'opérer compensation entre les montants comptabilisés et a l'intention soit de procéder à un règlement net, soit de réaliser l'actif et de régler le passif simultanément. Par conséquent, les soldes correspondants de la Fiducie ont été reclassés compte tenu de cette modification de conventions comptables. Pour l'incidence de l'adoption du CPN-173 sur les états financiers de la Fiducie, se reporter à la note 2 afférente aux états financiers consolidés intermédiaires pour l'exercice terminé le 31 décembre 2009.

NORMES INTERNATIONALES D'INFORMATION FINANCIÈRE (IFRS)

Le Conseil des normes comptables (CNC) a confirmé en février 2009 que les entités ayant une obligation publique de rendre des comptes devront adopter les Normes internationales d'information financière (IFRS) en remplacement des PCGR du Canada pour les périodes financières ouvertes à compter du 1er janvier 2011.

AltaGas a amorcé le processus de transition des PCGR du Canada aux IFRS en avril 2008. AltaGas a réuni une équipe de projet dirigée par les cadres des Finances et constituée des représentants des divers secteurs de l'organisation requis pour planifier et réaliser une transition en douceur vers les IFRS. Un suivi sur l'avancement du projet de mise en œuvre des IFRS au comité de vérification du conseil d'administration est effectué sur une base régulière.

Le projet de mise en œuvre comporte six phases qui, dans certains cas, se dérouleront simultanément puisque les IFRS s'appliquent à des secteurs particuliers tout au long du processus :

- Phase de délimitation de la portée du projet – Cette phase comprend une évaluation globale des éléments clés qui subiront l'incidence de la conversion aux IFRS et la détermination des normes et des interprétations qui s'appliquent à la Fiducie. Cette phase a été achevée en juillet 2008.
- Phase de diagnostic – Cette phase consiste à évaluer chaque norme et chaque interprétation et permet de déceler les modifications requises aux conventions comptables existantes, aux systèmes d'information et aux processus d'affaires. Un exemple d'états financiers selon les IFRS a été préparé pour faciliter davantage le processus de conversion. Cette phase a été achevée en décembre 2008.
- Phase de conception et de planification – Cette phase consiste à évaluer et à adopter les différentes méthodes comptables possibles, les exemptions optionnelles et les exemptions obligatoires. L'évaluation de l'incidence quantitative de l'adoption des IFRS est en cours.
- Phase d'élaboration d'une solution – D'après les méthodes comptables adoptées, l'équipe de projet définit et met au point les systèmes, les processus et la formation requis pour la mise en œuvre de solutions cibles conformes aux IFRS. L'évaluation de l'incidence quantitative de l'adoption des IFRS est en cours.
- Phase de mise en œuvre – Au cours de la période de présentation de l'information selon les deux référentiels comptables s'échelonnant du 1er janvier au 31 décembre 2010, les changements de méthodes et de conventions comptables sont mises en œuvre et testées. L'information financière conforme aux IFRS est recueillie permettant la présentation des chiffres correspondants en 2011. Dès que la situation le permet, l'attestation par le chef de la direction et le chef des finances commence et la matrice sur l'évaluation du contrôle des risques est mise à jour en conséquence. Une formation est offerte à différents échelons tout en mettant l'accent sur les secteurs les plus touchés par l'adoption des IFRS.
- Phase d'analyse après mise en œuvre – Des états financiers selon les IFRS sont dressés pour chaque période. Des vérificateurs externes sont engagés pour qu'ils donnent leur avis sur la conformité des états financiers aux exigences des IFRS. Le processus d'attestation C-SOX est pleinement engagé pour une conversion aux IFRS conformément aux contrôles et procédures de communication de l'information. Les résultats obtenus sont comparés aux objectifs cibles, notamment l'amélioration de l'efficacité de l'information financière, pour confirmer que le projet est un succès, indiquant ainsi sa fin.

AltaGas prévoit que le projet de transition sera réalisé selon l'échéancier et que les obligations d'information selon les IFRS pour 2011 seront respectées.

Ajustements des états financiers

IFRS 1, *Première application des Normes internationales d'information financière*, permet aux entités qui adoptent les IFRS pour la première fois de bénéficier d'un certain nombre d'exemptions optionnelles et d'exceptions obligatoires aux exigences générales relatives à l'application rétrospective complète des IFRS. De plus, d'autres normes offrent une alternative comptable ayant fait l'objet d'une évaluation et d'une adoption prospective à compter du 1er janvier 2010, soit la date de transition aux IFRS. AltaGas évalue actuellement les choix de normes et de conventions comptables.

Principaux indicateurs de la performance

- Régimes de rémunération – les régimes incitatifs doivent être testés en fonction des résultats financiers en vertu des IFRS pendant la période de transition pour vérifier leur incidence. Les régimes de rémunération seront renégociés avant la fin de 2010, au besoin.

Contrôles et procédures de communication de l'information et cadre de contrôle interne

- Une évaluation des risques à l'égard des contrôles et procédures de communication de l'information et du cadre de contrôle interne a été mise en place au cours de 2010.
- Le rapprochement entre le processus de conversion aux IFRS et le processus d'attestation a commencé au cours de la phase de conception et de planification et est considéré comme un test de la qualité et de l'exhaustivité de la mise en œuvre des IFRS.

Modifications comptables

La Fiducie surveillera de près les modifications qui seront apportées aux normes tout au long de la période de présentation de l'information selon les deux référentiels comptables afin de corriger, le cas échéant, le plan de mise en œuvre. Selon le plan de travail de l'IASB, les modifications suivantes devraient être publiées prochainement :

- Ententes conjointes (T1 2010)
- Passifs et provisions (T3 2010)
- Mécanismes d'échange de droits d'émission de gaz à effet de serre (T1 2011)
- Indications sur l'évaluation à la juste valeur (T3 2010)
- Dépréciation d'instruments financiers (T4 2010)
- Comptabilité de couverture (T3 2010)
- Décomptabilisation des instruments financiers (T3 2010)
- Activités à tarifs réglementés (T2 2010)
- Baux (T1 2011)
- Consolidation (T3 2010)

Des plans d'urgence ont été établis pour suivre et inclure les changements postérieurs par suite des modifications aux normes comptables. Lorsque les normes le permettent et si cela convient, ces changements seront en vigueur à compter du 1er janvier 2010.

État du projet

AltaGas a entrepris des discussions auprès de vérificateurs externes concernant les soldes d'ouverture selon les IFRS, ainsi que le calendrier d'application et l'examen de ces montants. AltaGas prévoit que le calendrier d'application sera arrêté au début de 2010, une fois la clôture de l'exercice terminée et les montants des soldes d'ouverture déterminés de façon définitive.

À l'heure actuelle, il n'est pas possible de raisonnablement évaluer l'incidence des IFRS sur les états financiers consolidés de la Fiducie.

AltaGas fournira d'autres informations sur les éléments clés du plan et sur l'avancement du projet à mesure qu'elles seront disponibles.

PRINCIPALES ESTIMATIONS COMPTABLES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont contenues dans les notes afférentes aux états financiers consolidés. Certaines de ces conventions portent sur des estimations comptables critiques à cause de l'exigence voulant que des jugements particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont intrinsèquement incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans des conditions différentes ou selon des hypothèses différentes.

Les principales estimations comptables d'AltaGas demeurent la dotation aux amortissements, les obligations liées à la mise hors service d'immobilisations, l'évaluation de la dépréciation des actifs, les impôts sur les bénéfices, les actifs et les passifs au titre des régimes de retraite et les actifs et les passifs découlant de la réglementation des tarifs. La section suivante décrit les estimations comptables critiques et les hypothèses qu'AltaGas a faites et en quoi elles ont une incidence sur les résultats présentés dans les états financiers consolidés.

Amortissement

AltaGas effectue des évaluations de l'amortissement des immobilisations et des ententes, contrats et relations de services énergétiques. Lorsqu'il est établi que les durées de vie utile des actifs attribuées ne reflètent pas la période résiduelle estimative d'un avantage, des modifications prospectives sont apportées aux durées de vie utile amortissables de ces actifs. Les coûts capitalisés du pétrole et du gaz sont épuisés (amortis) par imputation aux résultats selon l'amortissement proportionnel au rendement sur la durée de vie utile estimative des réserves prouvées. L'amortissement est une estimation comptable critique pour les raisons suivantes :

- L'estimation de la durée de vie utile résiduelle de certains actifs comporte un certain nombre d'incertitudes.
- Les hypothèses quant aux quantités des réserves comportent aussi des incertitudes.
- Des modifications à ces hypothèses pourraient entraîner un rajustement important du montant de l'amortissement que la Fiducie constate d'une période à une autre.

Obligations liées à la mise hors service d'immobilisations et autres coûts liés à l'environnement

La Fiducie constate les passifs au titre des obligations liées à la mise hors service d'immobilisations et d'autres coûts liés à l'environnement. Les obligations liées à la mise hors service d'immobilisations et autres coûts liés à l'environnement représentent une estimation comptable critique pour les raisons suivantes :

- La majeure partie des coûts de mise hors service d'immobilisations ne sont pas engagés avant un certain nombre d'années (la plupart d'entre eux sont estimés entre 2045 et 2060), obligeant ainsi la Fiducie à faire des estimations sur une longue période.
- Si les lois et règlements en matière d'environnement changent, des modifications au titre du montant et du calendrier des charges devant être engagées peuvent être apportées.
- Un changement dans l'une ou l'autre de ces estimations pourrait avoir une incidence importante sur les états financiers consolidés de la Fiducie.

Dépréciation des actifs

AltaGas examine les actifs à long terme et les immobilisations incorporelles ayant une durée de vie limitée lorsque des événements ou des changements de situation indiquent que la valeur comptable de ces actifs pourrait ne pas être recouvrable. La recouvrabilité est fondée sur une estimation de la valeur non actualisée des flux de trésorerie, et la mesure d'une dépréciation est fondée sur la juste valeur des actifs. Il s'agit d'une estimation comptable critique pour les raisons suivantes :

- Elle nécessite que la direction pose des hypothèses quant aux rentrées et aux sorties de fonds futures sur la durée de vie d'un actif, hypothèses qui sont appelées à changer d'une période à une autre du fait des nouvelles informations disponibles se rapportant à la détermination des hypothèses.
- La constatation d'une dépréciation peut avoir une incidence importante sur les états financiers consolidés de la Fiducie.

Pour ce qui est de l'évaluation des dépréciations, la direction a calculé la juste valeur de l'écart d'acquisition compte tenu des flux de trésorerie futurs estimatifs ainsi que des taux d'actualisation appropriés. Les estimations ont été faites de la même manière qu'aux périodes précédentes.

Impôts sur les bénéfices

La Fiducie et ses filiales canadiennes sont assujetties (outre les règles fiscales locales applicables aux filiales étrangères) à une série de règles spéciales prescrites par la *Loi de l'impôt sur le revenu* (Canada) en ce qui a trait au calcul du revenu de la Fiducie et de ses filiales qui sera assujetti à l'impôt du Canada. En conséquence, le calcul de la provision pour impôts sur les bénéfices de la Fiducie et de ses filiales exige l'application de ces règles complexes qui peuvent donner lieu à différentes interprétations. La direction de la Fiducie et de ses filiales reconnaît que les interprétations qu'elle fait dans ses déclarations de revenus peuvent ne pas coïncider avec celles des autorités fiscales.

La planification peut permettre aux entités de comptabiliser des charges d'impôts moindres à l'exercice considéré et, en plus, de rajuster les charges d'impôts des exercices précédents à l'exercice considéré de sorte à tenir compte des meilleures estimations faites par la direction du caractère adéquat dans l'ensemble des provisions.

D'importants actifs d'impôts futurs sont constatés dans les états financiers consolidés de la Fiducie. La constatation des actifs d'impôts futurs repose sur l'hypothèse que les bénéfices futurs sont suffisants pour que se réalise l'avantage reporté. Le montant des actifs ou passifs d'impôts futurs comptabilisés est établi selon la meilleure estimation par la direction du moment de la réalisation des actifs ou passifs.

Si l'interprétation de la direction des lois fiscales diffère de celle des autorités fiscales locales ou si la reprise n'a pas lieu au moment prévu, la provision pour impôts pourrait augmenter ou diminuer au cours de périodes à venir. Voir la note 12 afférente aux états financiers consolidés.

Régimes de retraite et avantages complémentaires de retraite

Le calcul des obligations et des charges au titre des régimes de retraite repose sur diverses hypothèses actuarielles. Deux hypothèses clés visent le taux de rendement prévu à long terme des actifs du régime et le taux d'actualisation appliqué aux obligations au titre des régimes de retraite. En ce qui concerne les régimes d'avantages complémentaires de retraite, qui procurent certaines primes de soins de santé et prestations d'assurance-vie aux employés retraités admissibles et qui ne sont pas capitalisés, les hypothèses critiques du calcul des obligations et des charges au titre des avantages complémentaires de retraite sont le taux d'actualisation et les taux de croissance ou de décroissance hypothétiques du coût des soins de santé. Les notes 2 et 22 afférentes aux états financiers consolidés comprennent des informations sur les hypothèses utilisées aux fins de la comptabilisation de la situation de capitalisation des régimes et des charges connexes.

Réglementation des tarifs

AltaGas a fait l'acquisition d'AltaGas Utilities Inc. (AUI) et de Heritage Gas Limited (Heritage Gas) en faisant l'acquisition d'AltaGas Utility Group Inc. (Utility Group) (note 3), qui détient également une participation d'un tiers dans Inuvik Gas Ltd.) (Inuvik Gas). AUI, Heritage Gas et Inuvik Gas distribuent et vendent du gaz naturel et sont réglementées respectivement par l'Alberta Utilities Commission (AUC), la Commission des services publics et d'examen de la Nouvelle-Écosse (NSUARB) et la Northwest Territories Public Utilities Board (NWTPUB). L'AUC et la NSUARB exercent les pouvoirs qui leur sont conférés par la loi sur des questions comme les tarifs, la construction, l'exploitation, le financement, les rendements, la comptabilité et certains contrats conclus avec les clients. Dans le but de prendre en compte les incidences économiques des mesures et des décisions prises par l'AUC et la NSUARB, le moment de la constatation de certains actifs, passifs, produits et charges découlant de la réglementation peut différer du moment prévu par les PCGR pour les entités qui ne sont pas assujetties à la réglementation des tarifs. Inuvik Gas est assujettie à la réglementation assouplie de la NWTPUB, en vertu de laquelle Inuvik Gas établit ses tarifs en fonction des prix du marché de la concurrence. Inuvik Gas est tenue de déposer ses tarifs et ses conditions de service auprès de la NWTPUB lorsqu'elle les révise. La NWTPUB peut prendre des mesures si elle reçoit des plaintes et examiner les transactions, le bénéfice et les comptes d'Inuvik Gas si elle le juge nécessaire.

Les actifs réglementaires représentent les revenus futurs associés à certains coûts, engagés au cours de la période considérée ou de périodes antérieures, dont on prévoit le recouvrement auprès des clients au cours de périodes futures au moyen du processus d'établissement des tarifs. Les passifs réglementaires représentent les réductions futures de produits ou le plafonnement futur des augmentations de produits associés aux montants dont on prévoit le remboursement aux clients en raison du processus d'établissement des tarifs.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non

consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

CONTRÔLES ET PROCÉDURES DE COMMUNICATION DE L'INFORMATION ET CONTRÔLE INTERNE À L'ÉGARD DE L'INFORMATION FINANCIÈRE

La direction de la Fiducie a la responsabilité d'établir et de maintenir les contrôles et procédures de communication de l'information (CPCI) et le contrôle interne à l'égard de l'information financière (CIIF), tels qu'ils sont définis dans le *Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs*. Ce règlement vise à améliorer la qualité, la fiabilité et la transparence des documents déposés ou transmis en vertu des lois sur les valeurs mobilières.

Le chef de la direction et le chef des finances ont conçu, avec le concours d'employés de la Fiducie, des CPCI destinés à fournir une assurance raisonnable que les informations importantes ayant trait à la Fiducie sont portées à leur attention et que les informations devant être présentées par la Fiducie dans ses rapports annuels, trimestriels et dans les autres rapports déposés ou soumis dans le cadre des lois sur les valeurs mobilières sont enregistrés, traités, résumés et communiqués dans les délais prescrits par lesdites lois sur les valeurs mobilières.

Le chef de la direction et le chef des finances ont évalué, avec le concours d'employés de la Fiducie, l'efficacité des CPCI de la Fiducie et ont conclu qu'ils étaient efficaces en date du 31 décembre 2009 d'après cette évaluation.

Le chef de la direction et le chef des finances ont conçu, avec le concours d'employés de la Fiducie, un CIIF destiné à fournir une assurance raisonnable que les informations financières sont fiables et que les états financiers sont préparés à des fins externes selon les PCGR du Canada.

Le chef de la direction et le chef des finances ont évalué, avec le concours d'employés de la Fiducie, l'efficacité du CIIF de la Fiducie en utilisant le cadre de contrôle défini par le Committee of Sponsoring Organizations (COSO) et ont conclu qu'il était efficace en date du 31 décembre 2009 d'après cette évaluation.

Au cours de 2009, aucun changement n'a été apporté au CIIF de la Fiducie qui a eu ou pourrait vraisemblablement avoir sur ce dernier une incidence notable.

FAITS SAILLANTS DU QUATRIÈME TRIMESTRE

Le bénéfice net du quatrième trimestre de 2009 a régressé pour s'établir à 32,1 millions de dollars, par rapport à 39,6 millions de dollars pour la période correspondante 2008. Le résultat net de base s'est établi à 0,40 $ la part pour le quatrième trimestre de 2009, contre 0,55 $ la part pour la période correspondante de 2008.

La conclusion des acquisitions de Utility Group et de Heritage Gas (actifs de distribution de gaz naturel) et la mise en exploitation commerciale du parc éolien de Bear Mountain ont fait du quatrième trimestre de 2009 un succès pour AltaGas. Toutes ces réalisations contribuent immédiatement au bénéfice d'exploitation de la Fiducie.

Au cours du trimestre, le secteur du gaz a connu un bon rendement, compte tenu de l'acquisition d'actifs de distribution de gaz naturel, des contributions de l'installation de Sarnia, de l'ajustement des produits tirés du transport constatés d'avance déjà comptabilisés, de la hausse des produits tirés de la rémunération au coût du service et de l'échéance du contrat de commercialisation du gaz. Ces éléments ont été en partie contrebalancés par une baisse des volumes de traitement dans les installations de collecte et traitement sur place, les producteurs ayant réduit leurs activités de forage et arrêté provisoirement la production en réaction à la faiblesse des prix du gaz et à la baisse dans les différentiels de fractionnement réalisés. Les résultats moins élevés du secteur Production d'électricité s'explique essentiellement par une augmentation des ventes d'électricité à bas prix au comptant, alors que la baisse des coûts de transport et environnementaux, ainsi que les contributions du parc éolien de Bear Mountain, qui a commencé son exploitation commerciale au quatrième trimestre de 2009, ont été favorables à ce secteur. Des revenus de placement plus élevés ont neutralisé les coûts d'exploitation du secteur Siège social. Ce secteur a affiché des pertes latentes sur les contrats de gestion du risque comparativement à des gains latents au quatrième trimestre de 2008. La Fiducie a comptabilisé

des intérêts débiteurs plus élevés au cours du quatrième trimestre de 2009 en comparaison avec la période correspondante de 2008 en raison d'un solde d'endettement plus important, en partie contrebalancés par un repli du taux d'emprunt moyen. La charge d'impôts a été moins élevée au quatrième trimestre de 2009 en raison de l'incidence des instruments financiers et de la réduction du bénéfice imposable.

Les produits nets consolidés pour le quatrième trimestre de 2009 se sont établis à 115,4 millions de dollars, alors qu'ils ont atteint 125,8 millions de dollars à la période correspondante de l'exercice précédent. Dans le secteur du gaz, les produits nets ont augmenté par suite de l'acquisition d'actifs de distribution du gaz naturel, de la hausse des produits tirés de la rémunération au coût du service, des contributions de l'installation de Sarnia, de l'augmentation des taux, de l'échéance d'un contrat de commercialisation du gaz, ainsi que des augmentations des différentiels de fractionnement, des volumes LGN et des coûts de transport. Ces hausses ont été en partie contrebalancées par le fléchissement du débit dans la plupart des segments Collecte et traitement sur place, ainsi que par le recul des recouvrements des coûts d'exploitation. Dans le secteur production d'électricité, la baisse des produits nets imputable au recul des produits de la vente d'électricité en Alberta aux prix au comptant, lesquels affichent un repli par rapport à la période correspondante de l'exercice précédent, au gain sur des actifs cédés en 2008 et à la contribution moins importante des centrales à charge de pointe alimentées au gaz a été en partie compensée par la contribution du parc éolien de Bear Mountain, la vigueur des prix couverts et la diminution des coûts liés aux EAE. Le secteur Siège social a affiché une hausse des produits nets découlant des revenus de placement, en partie contrebalancée par une diminution des pertes latentes sur les contrats de gestion du risque.

Les charges d'exploitation et d'administration pour le quatrième trimestre de 2009 ont été de 56,4 millions de dollars, en hausse par rapport à 56,1 millions de dollars pour la période correspondante de 2008. La hausse attribuable à l'acquisition d'actifs de distribution de gaz naturel a été en partie neutralisée par une baisse des coûts du secteur Siège social.

La dotation aux amortissements du quatrième trimestre de 2009 a augmenté pour s'établir à 20,3 millions de dollars, par rapport à 16,8 millions de dollars pour la période correspondante de l'exercice précédent. Cette croissance s'explique par l'augmentation des actifs d'AltaGas découlant des acquisitions et des activités de construction.

Les intérêts débiteurs pour le quatrième trimestre de 2009 se sont élevés à 9,3 millions de dollars, contre 8,1 millions de dollars pour la période correspondante de 2008. Cette progression est attribuable à une hausse du solde d'endettement moyen qui a atteint 945,3 millions de dollars en regard de 581,6 millions de dollars pour la période correspondante de 2008. La hausse du solde d'endettement moyen reflète les acquisitions de Utility Group et de Heritage Gas au cours du quatrième trimestre, en partie contrebalancée par un taux d'emprunt moyen moins élevé. Le taux d'emprunt moyen a été de 4,9 % pour le quatrième trimestre de 2009, comparativement à 6,3 % pour le quatrième trimestre de 2008.

Au quatrième trimestre de 2009, un recouvrement d'impôts de 2,9 millions de dollars a été comptabilisé, en regard d'une charge d'impôts de 6,4 millions de dollars comptabilisée au quatrième trimestre de 2008. Cette baisse traduit l'incidence des instruments financiers et la réduction du bénéfice imposable.

ANALYSE DE SENSIBILITÉ

Le tableau ci-après illustre l'incidence prévue des changements économiques et des changements d'exploitation possibles sur le bénéfice net prévu d'AltaGas en 2010.

Facteur	Augmentation ou diminution	Augmentation ou diminution du résultat net par part
Volumes – collecte et traitement	5 mmpc/j	0,012
Marge d'exploitation par mpc – collecte et traitement	0,01 $ /mpc	0,022
Prix de l'électricité de l'Alberta[1]	1 $/MWh	0,006
Différentiel de fractionnement des LGN[2]	1 $/b	0,008
Taux d'intérêt	25 points de base	0,008
Degrés-jours[3]	5 %	0,006

[1] *En fonction de 70 % des volumes d'EAE couverts.*

[2] *En fonction de 60 % du différentiel de fractionnement exposé aux volumes de LGN couverts.*

[3] *La variation des degrés-jours représente une mesure de la température associée au secteur géographique servi par AUI au cours d'une période donnée et exprimée par rapport à une mesure normale de degré-jour pour la même période. Un degré-jour exprime la mesure cumulative dans laquelle la température moyenne chute en dessous de 15 degrés Celsius. Les degrés-jours normaux sont fondés sur une moyenne mobile de 20 ans.*

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	**T4-09**	T3-09	T2-09	T1-09	T4-08	T3-08	T2-08	T1-08
Total des produits	**336,4**	291,4	285,8	354,6	424,6	460,7	487,1	444,5
Produits nets[1]	**115,4**	114,7	114,3	112,1	125,8	122,7	117,3	110,7
Bénéfice d'exploitation[1]	**38,8**	45,4	45,5	44,7	54,1	50,7	37,0	47,6
Bénéfice net	**32,1**	34,7	36,9	37,5	39,6	53,5	32,9	37,6

(en dollars par part)	**T4-09**	T3-09	T1-09	T1-09	T4-08	T3-08	T2-08	T1-08
Bénéfice net								
De base	**0,40**	0,44	0,47	0,50	0,55	0,75	0,49	0,58
Dilué	**0,40**	0,43	0,46	0,49	0,56	0,75	0,49	0,57
Distributions déclarées	**0,54**	0,54	0,54	0,54	0,54	0,535	0,525	0,525

[1] *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR».*

Les tendances qui se dégagent des activités d'AltaGas au cours des huit derniers trimestres reflètent la croissance interne de l'entreprise, les acquisitions, les prix de l'électricité en 2008, de solides différentiels de fractionnement de LGN pendant la quasi-totalité de 2008 et la volatilité accrue du prix des marchandises au cours des trimestres récents, les cessions d'actifs et les variations des taux d'imposition.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels distincts sont présentés ci-dessous :

- Au quatrième trimestre de 2007, une économie d'impôts futurs hors trésorerie de 6,1 millions de dollars a été constatée par suite d'une réduction des taux d'imposition sur les sociétés par le gouvernement fédéral qui est pratiquement entrée en vigueur.
- Au premier trimestre de 2008, l'acquisition de Taylor a été conclue pour une contrepartie totale de 455,2 millions de dollars, dont une contrepartie au comptant de 256,3 millions de dollars et l'émission de parts totalisant 198,9 millions de dollars. L'acquisition de Taylor s'est traduite par une amélioration des résultats du premier trimestre de 2008.
- Au deuxième trimestre de 2008, le bénéfice d'exploitation a subi l'incidence d'arrêts prolongés liés à l'entretien dans le secteur du gaz et d'une charge non récurrente passée en charges dans les coûts de développement de projets.

- Au troisième trimestre de 2008, AltaGas a constaté un recouvrement d'impôts de 13,8 millions de dollars lié à un passif d'impôts futurs réduit du fait de la baisse des taux d'imposition effectifs découlant de la restructuration d'entités juridiques au sein de la structure de la Fiducie.
- Au troisième trimestre de 2008, deux arrêts liés à l'entretien et une panne imprévue en raison de l'incendie d'un réchauffeur de combustible liquide au complexe Harmattan ont nui au bénéfice d'exploitation.
- À la fin du quatrième trimestre de 2008 et au premier semestre de 2009, les prix de l'électricité, du gaz naturel et des LGN ont chuté, brisant ainsi la tendance historique de prix de ces produits. L'activité des producteurs du bassin sédimentaire de l'Ouest canadien a subi le contrecoup de la réduction des prix du gaz naturel.
- Au deuxième trimestre de 2009, la Fiducie a réalisé un placement à court terme qui a donné lieu à un gain latent de 4,6 millions de dollars.
- Au cours de 2009, la Fiducie a rajusté les passifs liés à des opérations sur le gaz naturel du secteur Services énergétiques, dégageant des produits d'exploitation ponctuels de 9,2 millions de dollars.
- Au cours du quatrième trimestre de 2009, le parc éolien de Bear Mountain a été entièrement relié au réseau électrique de la Colombie-Britannique et a satisfait aux exigences d'exploitation commerciale lui permettant d'obtenir le prix ferme aux termes de l'entente d'achat d'électricité de 25 ans conclue avec BC Hydro.
- AltaGas a fait l'acquisition de la totalité des actions ordinaires en circulation de Utility Group qu'elle ne détenait pas déjà, pour un montant de 204,5 millions de dollars, y compris la prise en charge de la dette.
- AltaGas a fait l'acquisition de 75,1 % de tous les prêts consentis aux actionnaires et des actions ordinaires de Heritage Gas en circulation qu'elle ne détenait pas déjà, pour un montant de 111,0 millions de dollars.

Responsabilité de la direction à l'égard des états financiers

La direction reconnaît qu'elle est responsable de la préparation des états financiers consolidés et elle est d'avis que ces états financiers ont été dressés selon les principes comptables généralement reconnus du Canada et dans les limites raisonnables de l'importance relative. AltaGas Income Trust (AltaGas ou la Fiducie) a établi des contrôles internes et des systèmes qui assurent, de façon raisonnable, la protection des actifs de la Fiducie et qui facilitent la préparation en temps opportun de renseignements pertinents et fiables. La Fiducie a retenu les services de vérificateurs indépendants pour examiner les états financiers consolidés. Les états financiers consolidés sont approuvés par le conseil d'administration après examen des recommandations du comité de vérification. Le comité de vérification du conseil d'administration se compose d'administrateurs qui ne sont ni cadres ni employés de la Fiducie. Le comité de vérification discute des états financiers consolidés et du rapport de gestion et les examine avec la direction et les vérificateurs indépendants avant de les approuver et de les soumettre à l'approbation du conseil d'administration. Ce dernier, sur la recommandation du comité de vérification, a approuvé les états financiers consolidés contenus dans ce rapport.

Le président du conseil et chef de la direction
d'AltaGas General Partner Inc.,
délégué du fiduciaire d'AltaGas Income Trust,

DAVID W. CORNHILL
Le 25 février 2010

La vice-présidente, Finances et chef des finances
d'AltaGas General Partner Inc.,
déléguée du fiduciaire d'AltaGas Income Trust,

DEBORAH S. STEIN
Le 25 février 2010

Rapport des vérificateurs

AUX PORTEURS DE PARTS D'ALTAGAS INCOME TRUST,

Nous avons vérifié les bilans consolidés d'AltaGas Income Trust aux 31 décembre 2009 et 2008, et les états consolidés des résultats et des bénéfices cumulés, du résultat étendu et du cumul des autres éléments du résultat étendu et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière d'AltaGas Income Trust aux 31 décembre 2009 et 2008 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

ERNST & YOUNG s.r.l.
Comptables agréés

Le 23 février 2010
Calgary, Canada

Bilans consolidés

SEC File # 82-34911

Aux 31 décembre *(en milliers de dollars)*	**2009**	2008
ACTIF		
Actif à court terme		
Trésorerie et équivalents de trésorerie	**3 739 $**	18 304 $
Placement à court terme *(note 15)*	**19 436**	-
Débiteurs	**203 673**	220 280
Stocks	**1 401**	775
Liquidités soumises à restrictions provenant des clients	**27 228**	24 017
Actifs réglementaires *(note 4)*	**2 567**	-
Gestion du risque *(note 15)*	**66 271**	92 842
Charges payées d'avance et autres actifs à court terme	**7 505**	7 705
	331 820	363 923
Immobilisations *(note 5)*	**1 857 095**	1 436 686
Ententes, contrats et relations de services énergétiques *(note 6)*	**128 949**	138 913
Écart d'acquisition *(note 7)*	**201 728**	143 840
Actifs réglementaires *(note 4)*	**60 885**	-
Gestion du risque *(note 15)*	**18 132**	31 147
Placements à long terme et autres actifs *(note 8)*	**30 487**	17 744
	2 629 096 $	2 132 253 $
PASSIF ET AVOIR DES PORTEURS DE PARTS		
Passif à court terme		
Créditeurs et charges à payer	**158 319 $**	198 232 $
Distributions à payer aux porteurs de parts	**15 110**	12 943
Dette à court terme *(note 9)*	**14 626**	4 493
Tranche de la dette à long terme échéant à moins d'un an *(note 10)*	**591 944**	1 363
Dépôts des clients	**30 678**	24 017
Produits constatés d'avance	**-**	2 777
Passifs réglementaires *(note 4)*	**1 403**	-
Gestion du risque *(note 15)*	**34 200**	57 423
Autres passifs à court terme	**14 830**	21 927
	861 110	323 175
Dette à long terme *(note 10)*	**408 170**	559 412
Obligations liées à la mise hors service d'immobilisations *(note 12)*	**41 771**	41 708
Impôts futurs *(note 13)*	**228 596**	211 256
Passifs réglementaires *(note 4)*	**16 610**	-
Gestion du risque *(note 15)*	**14 491**	16 745
Débentures convertibles *(note 11)*	**-**	16 682
Obligations futures au titre des employés *(note 22)*	**9 491**	5 833
	1 580 239	1 174 811
Avoir des porteurs de parts *(notes 16, 17 et 18)*	**1 048 857**	957 442
	2 629 096 $	2 132 253 $

Engagements et éventualités *(notes 9, 10, 15, 20, 22 et 26)*

Voir les notes afférentes aux états financiers consolidés.

Approuvé par le conseil d'administration d'AltaGas General Partner Inc. au nom d'AltaGas Income Trust :

DAVID W. CORNHILL
Administrateur

ROBERT B. HODGINS
Administrateur

États des résultats et des bénéfices cumulés consolidés

Pour les exercices terminés les 31 décembre *(en milliers de dollars, sauf les montants par part)*	**2009**	2008
PRODUITS		
Exploitation	**1 249 649 $**	1 803 928 $
Gain latent sur gestion du risque *(note 15)*	**3 697**	10 986
Divers *(notes 11 et 15)*	**14 919**	1 881
	1 268 265	1 816 795
CHARGES		
Coût des produits vendus	**811 688**	1 340 318
Charges d'exploitation et d'administration	**208 219**	221 500
Amortissement :		
Immobilisations	**64 157**	57 075
Ententes, contrats et relations de services énergétiques	**9 964**	9 903
	1 094 028	1 628 796
Gain (perte) de change	**(1)**	1 369
Intérêts débiteurs		
Dette à court terme	**1 283**	2 632
Dette à long terme	**30 476**	24 767
Bénéfice avant impôts sur les bénéfices	**142 477**	161 969
Charge (recouvrement) d'impôts *(note 13)*		
Impôts exigibles	**981**	2 328
Impôts futurs	**187**	(3 930)
Bénéfice net	**141 309**	163 571
Bénéfice cumulé au début de l'exercice *(note 2)*	**673 736**	510 412
Bénéfice cumulé à la fin de l'exercice	**815 045 $**	673 983 $
Résultat net par part *(note 19)*		
De base	**1,80 $**	2,38 $
Dilué	**1,79 $**	2,36 $
Nombre moyen pondéré de parts en circulation (en milliers) *(notes 17 et 19)*		
De base	**78 540**	68 813
Dilué	**79 371**	69 704

Voir les notes afférentes aux états financiers consolidés.

États du résultat étendu et du cumul des autres éléments du résultat étendu consolidés

Pour les exercices terminés les 31 décembre *(en milliers de dollars)*	**2009**	2008
Bénéfice net	**141 309 $**	163 571 $
Autres éléments du résultat étendu, après impôts		
Gain net latent sur les actifs financiers disponibles à la vente	**3 877**	-
Gain net latent sur les dérivés désignés comme couvertures de flux de trésorerie	**15 088**	20 560
Reclassement d'actifs financiers disponibles à la vente par suite d'une acquisition d'entreprise	**-**	(17 873)
Reclassement dans le bénéfice net du gain net (de la perte nette) sur les dérivés désignés comme couvertures de flux de trésorerie se rapportant aux périodes antérieures	**(29 309)**	1 686
	(10 344)	4 373
Résultat étendu	**130 965 $**	167 944 $
Cumul des autres éléments du résultat étendu au début de l'exercice	**31 569 $**	27 169 $
Autres éléments du résultat étendu, après impôts	**(10 344)**	4 373
Cumul des autres éléments du résultat étendu à la fin de l'exercice *(note 15)*	**21 225 $**	31 542 $

Voir les notes afférentes aux états financiers consolidés.

États des flux de trésorerie consolidés

Pour les exercices terminés les 31 décembre

(en milliers de dollars)	**2009**	2008
Flux de trésorerie d'exploitation		
Bénéfice net	**141 309 $**	163 571 $
Éléments sans effet sur la trésorerie :		
Amortissement	**74 121**	66 978
Désactualisation des obligations liées à la mise hors service d'immobilisations *(note 12)*	**3 138**	2 302
Rémunération à base de parts	**(195)**	387
Charge (recouvrement) d'impôts futurs *(note 13)*	**187**	(3 930)
Gain à la vente d'actifs	**(28)**	(2 045)
Quote-part du bénéfice de sociétés satellites	**(158)**	(1 388)
Gain latent	**(9 468)**	(10 986)
Perte de valeur de l'écart d'acquisition *(note 7)*	**150**	100
Divers	**2 788**	1 801
Revenu de placement hors exploitation	**(9 585)**	-
Obligations liées à la mise hors service d'immobilisations réglées *(note 12)*	**(384)**	(744)
Variation nette du fonds de roulement hors trésorerie *(note 21)*	**(17 729)**	(10 891)
	184 146	205 155
Activités d'investissement		
Augmentation (diminution) des dépôts des clients	**(3 211)**	352
Diminution du billet à recevoir	**-**	6 500
Dépenses en immobilisations	**(242 970)**	(143 928)
Cession d'immobilisations	**-**	15 618
Placement dans des actifs réglementaires	**(6 014)**	-
Distributions reçues de sociétés satellites	**3 236**	291
Acquisition de placements à court terme	**(8 198)**	-
Acquisitions d'entreprises *(note 3)*	**(191 277)**	(311 493)
Acquisition de placements à long terme et d'autres actifs	**(15 658)**	-
	(464 092)	(432 660)
Activités de financement		
Remboursement de la dette à court terme	**10 133**	942
Émission nette de la dette à long terme renouvelable	**16 132**	233 985
Émission de la dette à long terme	**295 080**	-
Remboursement de la dette à long terme	**(18 017)**	(5 792)
Distributions aux porteurs de parts	**(168 666)**	(144 348)
Produit net de l'émission de parts	**130 719**	144 071
Produit net de l'émission de bons de souscription	**-**	4 500
	265 381	233 358
Variation de la trésorerie et des équivalents de trésorerie	**(14 565)**	5 853
Trésorerie et équivalents de trésorerie au début de l'exercice	**18 304**	12 451
Trésorerie et équivalents de trésorerie à la fin de l'exercice	**3 739 $**	18 304 $

Voir les notes afférentes aux états financiers consolidés.

Notes afférentes aux états financiers consolidés

(Les montants des tableaux et des notes au bas des tableaux sont en milliers de dollars, sauf indication contraire.)

1. STRUCTURE D'ALTAGAS INCOME TRUST

AltaGas Income Trust (AltaGas ou la Fiducie) est une fiducie d'investissement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée en vertu d'une déclaration de fiducie datée du 26 mars 2004. La Fiducie possède indirectement tous les actifs, passifs et entreprises détenus auparavant par AltaGas Services Inc. (ASI).

2. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Les présents états financiers consolidés ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les principales conventions comptables sont décrites ci-après.

MODE DE PRÉSENTATION

Les présents états financiers consolidés comprennent les comptes d'AltaGas Income Trust et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans divers partenariats et coentreprises, y compris l'usine d'extraction d'éthane d'Edmonton, l'usine d'extraction d'ATCO près de Empress, l'usine d'extraction de Provident à Empress, l'usine d'extraction Younger, Sarnia Airport Storage Pool Limited Partnership, ASTC Partnership, Inuvik Gas Ltd. et la coentreprise Ikhil. Les opérations entre la Fiducie et ses filiales en propriété exclusive et la participation proportionnelle sont éliminées à la consolidation.

MODIFICATIONS DE CONVENTIONS COMPTABLES

En date du 1er janvier 2009, la Fiducie a adopté les recommandations de l'abrégé 173 du Comité sur les problèmes nouveaux (CPN-173), *Risque de crédit et juste valeur des actifs financiers et des passifs financiers*, et les nouvelles exigences du chapitre 3064, «Écarts d'acquisition et actifs incorporels», du *Manuel de l'Institut Canadien des Comptables Agréés* (ICCA). Conformément aux dispositions transitoires relatives aux nouvelles normes, ces conventions ont été adoptées rétrospectivement sans retraitement des états financiers des périodes antérieures.

En date du 8 octobre 2009, la Fiducie a adopté les modifications apportées au chapitre 1100, «Principes comptables généralement reconnus» et au chapitre 3465, «Impôts sur les bénéfices», relativement à la constatation et à l'évaluation des actifs et des passifs découlant de la réglementation des tarifs. La Fiducie a adopté ces normes par suite de l'acquisition d'AltaGas Utility Group Inc. (Utility Group) (note 3).

En date du 31 décembre 2009, la Fiducie a adopté les modifications apportées au chapitre 3862, «Instruments financiers – informations à fournir». Cette norme a été adoptée rétrospectivement.

Risque de crédit et juste valeur des actifs financiers et des passifs financiers

En janvier 2009, le CPN est parvenu au consensus suivant : le risque de crédit propre à l'entité et le risque de crédit de la contrepartie devraient être pris en compte dans la détermination de la juste valeur des actifs financiers et des passifs financiers, y compris les instruments dérivés. Par conséquent, la Fiducie a dû établir la juste valeur des instruments dérivés au début de la période d'adoption pour tenir compte de son propre risque de crédit et du risque de crédit de la contrepartie. Tout écart en résultant a été comptabilisé comme un rajustement des bénéfices non répartis, à l'exception des couvertures de flux de trésorerie qui ont été comptabilisées dans le cumul des autres éléments du résultat étendu.

Conformément au chapitre 3863, «Instruments financiers – présentation», du *Manuel de l'ICCA*, la Fiducie a modifié sa présentation des actifs financiers et des passifs financiers dérivés afin de présenter le solde net au bilan lorsque AltaGas

a un droit juridiquement exécutoire d'opérer compensation entre les montants comptabilisés et a l'intention soit de procéder à un règlement net, soit de réaliser l'actif et de régler le passif simultanément. Par conséquent, les soldes correspondants de la Fiducie ont été reclassés compte tenu de cette modification de conventions comptables.

L'incidence nette sur les états financiers de la Fiducie au 1er janvier 2009 des modifications susmentionnées se présente comme suit :

Postes visés du bilan	**Augmentation (diminution)**
Actif à court terme – gestion du risque	(25 772)
Actif à long terme – gestion du risque	(5 983)
Passif à court terme – gestion du risque	(25 421)
Passif à long terme – gestion du risque	(5 900)
Impôts futurs	(285)
Avoir des porteurs de parts – bénéfice cumulé	(176)
Avoir des porteurs de parts – cumul des autres éléments du résultat étendu	27

Les gains latents et les pertes latentes compris dans le bénéfice cumulé et le cumul des autres éléments du résultat étendu ont été comptabilisés après déduction du recouvrement et de la charge d'impôts respectivement de 287 645 $ et 2 629 $.

Écarts d'acquisition et actifs incorporels

Le nouveau chapitre 3064 du *Manuel de l'ICCA*, qui s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008, remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», lequel comprenait l'ancien chapitre 3450, «Frais de recherche et de développement», transféré en février 2008. Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. Ce nouveau chapitre est entré en vigueur le 1er janvier 2009 pour la Fiducie. Ces modifications n'ont eu aucune incidence financière sur les états financiers d'AltaGas.

L'écart d'acquisition représente la tranche du prix d'achat à l'acquisition qui dépassait la juste valeur des immobilisations nettes acquises. L'écart d'acquisition n'est pas assujetti à l'amortissement, mais est soumis à un test de dépréciation au moins annuellement en comparant la juste valeur de l'unité d'exploitation à sa valeur comptable. Si la valeur comptable de l'unité d'exploitation dépasse la juste valeur, il faut calculer la juste valeur de l'écart d'acquisition. L'excédent de la valeur comptable sur la juste valeur de l'écart d'acquisition est alors comptabilisé à titre de perte de valeur et passé en résultats.

Les actifs incorporels sont initialement comptabilisés au coût, y compris les coûts directement attribuables à l'acquisition, à la création, à la production et à la préparation de l'actif incorporel pour qu'il puisse être exploité de la manière prévue. Un actif incorporel qu'il est possible d'exploiter de la manière prévue est amorti selon la méthode linéaire sur la durée de vie utile estimative, sauf si sa durée de vie est jugée indéfinie. Les actifs incorporels sont soumis à un test de dépréciation au moins une fois l'an en comparant la juste valeur de l'unité d'exploitation à sa valeur comptable. Si la valeur comptable de l'unité d'exploitation dépasse la juste valeur, il faut calculer la juste valeur implicite de l'actif incorporel. Tout excédent de la valeur comptable sur la juste valeur implicite des actifs incorporels est alors comptabilisé à titre de perte de valeur et passé en charges.

Instruments financiers - informations à fournir

Les révisions apportées par l'ICCA au chapitre 3862, « Instruments financiers – informations à fournir» s'appliquent aux états financiers annuels des exercices se terminant après le 30 septembre 2009. Les révisions exigent des informations additionnelles fondées sur une hiérarchie de la juste valeur qui reflète l'importance des données utilisées pour établir la juste valeur. Les actifs financiers et les passifs financiers dont l'évaluation à la juste valeur est fondée sur des prix

(non rajustés) cotés sur des marchés actifs sont inclus dans le niveau 1; les données autres que les prix cotés qui sont soit directement ou indirectement observables sont incluses dans le niveau 2; et les données qui ne sont pas fondées sur des données observables de marché sont incluses dans le niveau 3. Les exigences en matière d'informations à fournir sont en vigueur pour la Fiducie à compter du 31 décembre 2009. Des renseignements supplémentaires relatifs à la conformité à ces normes sont présentés à la note 16.

Actifs et passifs à tarifs réglementés

Les modifications apportées au chapitre 1100 du *Manuel de l'ICCA*, «Principes comptables généralement reconnus», qui sont entrées en vigueur pour la Fiducie le 8 octobre 2009, ont trait à la constatation et à l'évaluation des actifs et des passifs découlant de la réglementation des tarifs. Par suite de l'adoption de ces modifications, une provision de 16,3 millions de dollars au titre des frais futurs d'enlèvement d'immobilisations et de restauration des lieux de Utility Group, filiale en propriété exclusive indirecte d'AltaGas, auparavant retranchés des immobilisations, a été reclassée dans les passifs réglementaires à long terme.

Les modifications au chapitre 3465 du *Manuel de l'ICCA*, «Impôts sur les bénéfices», qui sont entrées en vigueur pour la Fiducie le 8 octobre 2009, exigent des entités qu'elles constatent les actifs et les passifs d'impôts futurs, de même qu'un actif ou un passif réglementaire distinct au titre du montant d'impôts futurs devant être inclus dans les tarifs futurs et recouvré auprès des clients futurs (ou remboursé à ceux-ci). Par suite de l'adoption de ces modifications, Utility Group, filiale en propriété exclusive indirecte d'AltaGas, a constaté des passifs d'impôts futurs de 11,3 millions de dollars qui n'avaient pas encore été comptabilisés et un actif réglementaire correspondant.

PRINCIPALES CONVENTIONS COMPTABLES

Regroupements d'entreprises

Tous les regroupements d'entreprises sont comptabilisés selon la méthode de l'acquisition. En vertu de la méthode de l'acquisition, les actifs et les passifs de l'entité acquise sont comptabilisés à la juste valeur. L'excédent du prix d'acquisition sur la juste valeur des actifs et des passifs est comptabilisé à titre d'écart d'acquisition.

Réglementation

AltaGas a fait l'acquisition d'AltaGas Utilities Inc. (AUI) et de Heritage Gas Limited (Heritage Gas) en faisant l'acquisition d'AltaGas Utility Group Inc. (Utility Group) (note 3), qui détient également une participation d'un tiers dans Inuvik Gas Ltd.) (Inuvik Gas). AUI, Heritage Gas et Inuvik Gas distribuent et vendent du gaz naturel et sont réglementées respectivement par l'Alberta Utilities Commission (AUC), la Commission des services publics et d'examen de la Nouvelle-Écosse (NSUARB) et la Northwest Territories Public Utilities Board (NWTPUB). L'AUC et la NSUARB exercent les pouvoirs qui leur sont conférés par la loi sur des questions comme les tarifs, la construction, l'exploitation, le financement, les rendements, la comptabilité et certains contrats conclus avec les clients. Dans le but de prendre en compte les incidences économiques des mesures et des décisions prises par l'AUC et la NSUARB, le moment de la constatation de certains actifs, passifs, produits et charges découlant de la réglementation peut différer du moment prévu par les PCGR pour les entités qui ne sont pas assujetties à la réglementation des tarifs. Inuvik Gas est assujettie à la réglementation assouplie de la NWTPUB, en vertu de laquelle Inuvik Gas établit ses tarifs en fonction des prix du marché de la concurrence. Inuvik Gas est tenue de déposer ses tarifs et ses conditions de service auprès de la NWTPUB lorsqu'elle les révise. La NWTPUB peut prendre des mesures si elle reçoit des plaintes et examiner les transactions, le bénéfice et les comptes d'Inuvik Gas si elle le juge nécessaire.

Les actifs réglementaires représentent les revenus futurs associés à certains coûts, engagés au cours de la période considérée ou de périodes antérieures, dont on prévoit le recouvrement auprès des clients au cours de périodes futures au moyen du processus d'établissement des tarifs. Les passifs réglementaires représentent les réductions futures de produits ou le plafonnement futur des augmentations de produits associés aux montants dont on prévoit le remboursement aux clients en raison du processus d'établissement des tarifs.

Se reporter à la note 4 pour une description des incidences de la réglementation des tarifs sur les états financiers.

Trésorerie et équivalents de trésorerie

La trésorerie et les équivalents de trésorerie comprennent l'encaisse et les soldes bancaires, ainsi que les placements dans des instruments du marché monétaire dont l'échéance initiale est de moins de trois mois.

Placement à court terme

Les placements à court terme sont des placements hautement liquides sans échéance contractuelle. Ils sont comptabilisés à la juste valeur d'après les cours du marché, et les variations de la juste valeur sont constatées dans les produits.

Stocks

Les stocks comprennent le matériel et les fournitures et les produits de liquides de gaz naturel (LGN) destinés à la vente. Tous les stocks sont évalués au coût ou à la valeur de réalisation nette, selon le moins élevé des deux. Le coût est déterminé selon une formule du coût moyen pondéré.

Dépôts des clients

Les liquidités déposées par les clients en vertu des ententes de gestion du gaz naturel et de l'électricité sont investies dans des dépôts à court terme auprès d'une banque à charte canadienne. Ces fonds sont affectés et ne sont pas disponibles aux fins générales de la Fiducie. Tout passif correspondant est classé comme dépôts des clients dans les passifs à court terme.

Immobilisations et amortissement

Les immobilisations sont comptabilisées au coût, augmenté des intérêts courus pendant la période de construction pour financer les projets de construction à long terme. Les améliorations et les remplacements importants sont inclus dans le coût des immobilisations tandis que les coûts de l'entretien et des réparations courants sont passés en charges pendant la période au cours de laquelle ils sont engagés.

La Fiducie amortit le coût des immobilisations, déduction faite de leur valeur résiduelle, selon la méthode linéaire sur la durée de vie utile estimative des actifs, à l'exception des actifs réglementés de distribution du gaz naturel, tandis que l'amortissement est calculé selon la méthode linéaire ou sur la durée contractuelle d'une entente précise selon les tarifs approuvés par les autorités de réglementation.

Gaz	
Immobilisations liées au secteur Extraction et transport	15 à 40 ans
Immobilisations liées au secteur Collecte et traitement sur place	15 à 25 ans
Immobilisations liées aux services énergétiques	19 ans
Actifs de stockage	20 à 50 ans
Actifs de distribution du gaz naturel	0,85 % à 23,82 %
Autres immobilisations	1 an à 32 ans
Électricité	
Immobilisations louées en vertu de contrats de location-acquisition	10 ans
Immobilisations liées à la production d'électricité	20 à 30 ans
Siège social	
Autres immobilisations	1 an à 5 ans

La déplétion des propriétés de gaz naturel est déterminée au moyen de la méthode de l'amortissement proportionnel à l'utilisation en fonction des réserves prouvées estimatives, compte non tenu des redevances.

Les contrats de location sont classés en tant que contrats de location-acquisition ou de location-exploitation. Les contrats qui transfèrent essentiellement tous les avantages et les risques de la propriété de biens à AltaGas sont comptabilisés comme des contrats de location-acquisition. Les immobilisations liées au contrat de location-acquisition sont comptabilisées comme des actifs et sont amorties selon la méthode de l'amortissement linéaire jusqu'à l'échéance du contrat. Les obligations liées aux contrats de location-acquisition reflètent la valeur actualisée des versements futurs. L'élément financier des versements est passé en charges sur la durée du contrat. Les engagements de remboursement du capital découlant des obligations liées aux contrats de location-acquisition sont inclus dans le passif à court terme si le montant est remboursable dans un délai de un an; sinon, le capital est inclus dans la dette à long terme.

Les acquisitions nettes d'actifs de distribution de gaz naturel d'AUI et de Heritage Gas sont amorties uniquement à compter de l'exercice qui suit leur mise en service comme l'exigent leurs organismes de réglementation respectifs.

Ententes, contrats et relations de services énergétiques et amortissement

Les ententes, les contrats et les relations de services énergétiques sont comptabilisés au coût, lequel représente la juste valeur au moment de l'achat, et sont amortis selon la méthode linéaire jusqu'à leur échéance ou sur leur durée de vie utile estimative :

Ententes d'achat d'électricité (EAE) de Sundance B	19 ans
Contrats de mise en marché du gaz naturel et de l'électricité	18 à 49 mois
Relations de services énergétiques	15 ans
Contrats d'extraction et de transport	10 à 20 ans

AltaGas détient 50 % de deux ententes d'achat d'électricité (EAE) de Sundance B en raison de sa participation dans ASTC Power Partnership (ASTC). ASTC s'est engagée à acheter toute l'électricité des deux génératrices de Sundance B, dont la capacité de production est de 353 MW. Le placement dans ces EAE et les produits et les charges qui en découlent sont comptabilisés selon la méthode proportionnelle. L'acquisition des EAE de Sundance B a nécessité l'engagement de capitaux. La Fiducie a l'obligation de faire les paiements aux propriétaires des génératrices sous-jacentes sur la durée restante des EAE jusqu'au 31 décembre 2020. Ces paiements sont comptabilisés à titre de coût des produits vendus lorsqu'ils sont engagés. Les produits provenant de la vente de l'électricité réservée sont inscrits en fonction de la disponibilité du producteur ciblé.

Les contrats de mise en marché du gaz naturel et de l'électricité représentent les droits et les obligations d'acheter et de vendre des volumes fixes de gaz naturel et d'électricité à des prix établis. Les produits et les charges sont inscrits lorsque le gaz naturel et l'électricité sont livrés.

Des relations de services énergétiques ont été acquises ainsi que la quasi-totalité des actifs et passifs de iQ2 Power Corp., PremStar Energy Canada Ltd. (renommée AltaGas Energy Limited Partnership après l'acquisition), ECNG Canada Ltd. et Energistics Group Inc., et sont comptabilisées à leur juste valeur et amorties selon la méthode linéaire à compter de l'échéance des contrats de mise en marché à court terme connexes sur la durée de vie utile prévue de 15 ans des relations.

Les contrats d'extraction et de transport ont été acquis dans le cadre de l'acquisition de Taylor NGL Limited Partnership (Taylor) (note 3) et sont comptabilisés à la juste valeur et amortis selon la méthode linéaire sur la durée de vie prévue moyenne des contrats.

Instruments financiers

Tous les instruments financiers, y compris les dérivés, sont initialement compris dans les bilans consolidés à leur juste valeur. Les actifs financiers sont classés comme étant détenus à des fins de transaction, détenus jusqu'à leur échéance, prêts et créances ou disponibles à la vente. Les passifs financiers sont classés comme étant détenus à des fins de transaction ou comme autres passifs financiers. L'évaluation ultérieure dépend du classement.

Les actifs et passifs financiers détenus à des fins de transaction sont conclus dans le but de générer un profit et comprennent des swaps, des options, des contrats à terme de gré à gré et des placements dans des titres de capitaux propres. Ces instruments financiers sont initialement comptabilisés à leur juste valeur, et les variations de la juste valeur sont constatées en résultat net. Les actifs financiers détenus jusqu'à leur échéance sont comptabilisés à leur coût après amortissement calculé selon la méthode du taux d'intérêt effectif. La Fiducie ne possède aucun instrument financier détenu jusqu'à l'échéance. Les prêts et créances sont comptabilisés à leur coût après amortissement calculé selon la méthode du taux d'intérêt effectif. Le classement des actifs disponibles à la vente comprend des actifs financiers non dérivés qui sont désignés comme étant disponibles à la vente ou qui ne sont pas compris dans les trois autres classements. Les instruments disponibles à la vente sont initialement comptabilisés à leur juste valeur, et les variations de la juste valeur sont constatées au poste Autres éléments du résultat étendu. Les placements dans des instruments de capitaux propres qui ne sont pas cotés sur un marché actif sont évalués au coût. Les revenus tirés de ces placements sont compris dans le poste Divers des produits.

Les autres passifs financiers qui ne sont pas classés comme étant détenus à des fins de transaction sont comptabilisés à leur coût après amortissement selon la méthode du taux d'intérêt effectif.

Les dérivés incorporés dans les autres instruments financiers ou contrats (l'instrument hôte) sont comptabilisés séparément et évalués à leur juste valeur si les caractéristiques économiques des dérivés incorporés ne sont pas étroitement liées à celles de l'instrument hôte, si les modalités des dérivés incorporés ne sont pas les mêmes que celles d'un dérivé autonome et si l'ensemble du contrat n'est pas détenu à des fins de transaction ou comptabilisé à la juste valeur. Les variations de la juste valeur sont comprises dans les résultats. Tous les dérivés, outre ceux qui correspondent à l'exception visant les achats et ventes ordinaires, sont portés aux bilans consolidés à leur juste valeur. La date de transition utilisée par la Fiducie pour identifier les dérivés incorporés est le 1er janvier 2003.

Couvertures

Dans le cadre de la gestion de ses actifs et de ses passifs, la Fiducie utilise des dérivés afin de réduire son exposition au risque marchandises, au risque de taux d'intérêt et au risque de change. La Fiducie désigne certains dérivés comme des couvertures qu'elle documente au début du contrat de couverture. La Fiducie évalue à la mise en place du contrat et pendant sa durée si le dérivé utilisé comme couverture est efficace pour compenser les risques liés aux variations de la valeur ou des flux de trésorerie de l'élément couvert. Tous les dérivés sont initialement comptabilisés à la juste valeur et réévalués à la juste valeur chaque date de bilan.

La tranche efficace des variations de la juste valeur des couvertures de flux de trésorerie est comptabilisée au poste Autres éléments du résultat étendu. Les tranches et les montants inefficaces exclus des tests d'efficacité des couvertures sont constatés en résultat net. Les gains et les pertes découlant des couvertures de flux de trésorerie qui ont été portés au poste Cumul des autres éléments du résultat étendu sont reclassés en résultat net lorsque l'opération sous-jacente se réalise ou qu'il est probable qu'elle ne se réalisera pas. La Fiducie a couvert certains flux de trésorerie futurs sur des périodes variées, jusqu'à un maximum de sept ans.

Résultat étendu et avoir des porteurs de parts

Les états financiers de la Fiducie comprennent un état du résultat étendu et du cumul des autres éléments du résultat étendu consolidé qui est composé des bénéfices et de la tranche efficace des variations au titre des gains latents et des pertes latentes liés aux actifs disponibles à la vente et aux couvertures de flux de trésorerie. En outre, la Fiducie

présente séparément les variations de chacune des composantes de l'avoir des porteurs de parts dans sa note relative à l'avoir des porteurs de parts. En conséquence de la mise en application de cette norme, le cumul des autres éléments du résultat étendu et un rajustement transitoire ponctuel ont été ajoutés à l'avoir des porteurs de parts.

Placements à long terme et autres actifs

Les placements dans les entités sur lesquelles AltaGas est en mesure d'exercer une influence notable sont comptabilisés selon la méthode de la comptabilisation à la valeur de consolidation. Les autres placements à long terme sont comptabilisés au coût et désignés comme étant disponibles à la vente ou détenus à des fins de transaction. Les actifs disponibles à la vente sont initialement comptabilisés à leur juste valeur, et les variations de la juste valeur sont constatées au poste Autres éléments du résultat étendu. Les placements dans des instruments de capitaux propres qui ne sont pas cotés sur un marché actif sont évalués au coût. Les actifs détenus à des fins de transaction sont initialement comptabilisés à la juste valeur, et les variations de la juste valeur sont constatées au poste Divers des produits.

Frais de mise en valeur

La Fiducie passe en charges les frais de mise en valeur à mesure qu'ils sont engagés, sauf s'ils satisfont à certains critères de faisabilité sur le plan technique, commercial, réglementaire et financier aux fins de la capitalisation. Les frais de mise en valeur sont passés en revue chaque année pour s'assurer qu'ils continuent de répondre aux critères de capitalisation. Lorsque les frais de mise en valeur cessent de répondre à ces critères qui en permettaient le report, leur solde non amorti est passé en charges dans la période au cours de laquelle cette constatation est faite. Les frais de mise en valeur sont amortis sur la durée et selon les avantages prévus à compter du début des activités commerciales.

Obligations liées à la mise hors service d'immobilisations

La Fiducie constate ces obligations au cours de la période pendant laquelle elles naissent, lorsqu'il est possible de faire une estimation raisonnable de la juste valeur. Les frais associés à la mise hors service d'immobilisations sont capitalisés en tant que partie de la valeur comptable de l'actif et sont amortis sur la durée utile estimative des immobilisations. Avec l'écoulement du temps, le passif est désactualisé sur la durée estimative de l'obligation jusqu'à son règlement, par l'imputation d'une charge d'exploitation et d'administration correspondante dans les états du résultat étendu et du cumul des autres éléments du résultat étendu consolidés.

Aucune obligation liée à la mise hors service d'immobilisations n'a été constatée au titre de certains actifs de transport et de distribution en raison de leur durée de vie indéfinie.

Constatation des produits

Dans le secteur du gaz, les produits de l'extraction et du transport, de la collecte et du traitement sur place et des services énergétiques et de la production d'électricité sont constatés lorsque le produit est livré ou que le service est rendu. Le secteur de distribution de gaz naturel constate les produits au moment de la livraison d'un produit ou de la prestation d'un service d'après les relevés de compteur ou une estimation de la consommation et sont conformes au mécanisme sous-jacent d'établissement des tarifs décrété par l'organisme de réglementation compétent.

Le secteur Production d'électricité constate les produits en fonction de la disponibilité du producteur ciblé, conformément aux EAE de Sundance B, et lorsque le produit est livré ou le service rendu pour toute autre activité de production d'électricité.

Les gains et pertes réalisés sur les activités de gestion du risque liées aux prix des marchandises sont comptabilisés dans les produits du secteur auxquels ils se rattachent au moment où la vente a lieu ou lorsque les actifs ou les passifs financiers sous-jacents sont sortis des bilans consolidés. Les gains et pertes latents à l'égard des variations de la juste valeur des activités de gestion du risque de la Fiducie sont comptabilisés dans les produits et sont réévalués à la valeur du marché à chaque date d'arrêt des comptes dans le secteur Siège social.

Coûts de transaction liés aux instruments financiers

Les coûts de transaction liés à l'acquisition d'actifs et de passifs financiers détenus à des fins de transaction sont passés en charges au moment où ils sont engagés. Pour les instruments financiers non classés comme étant détenus à des fins de transaction, les coûts de transaction attribuables à l'acquisition ou à l'émission de l'actif ou du passif financier sont ajoutés à la valeur comptable initiale de l'instrument financier et comptabilisés dans les résultats selon la méthode du taux d'intérêt effectif.

Conversion des devises

Les actifs et passifs monétaires libellés en monnaie étrangère sont convertis au taux de change en vigueur à la date de clôture. Les actifs et passifs non monétaires sont convertis au taux de change en vigueur à la date de la transaction. Les produits et charges sont convertis au taux de change moyen de la période.

Date de constatation

AltaGas utilise la date de règlement pour les transactions. Tout écart de valeur entre la date de l'opération et la date de règlement des transactions effectuées avec un tiers est comptabilisé au bilan et en résultat net ou dans les autres éléments du résultat étendu, selon ce qui convient.

Méthode du taux d'intérêt effectif

La Fiducie utilise la méthode du taux d'intérêt effectif pour calculer le coût après amortissement d'un actif ou passif financier et pour répartir les intérêts créditeurs ou les intérêts débiteurs sur la période considérée. Le taux d'intérêt effectif est le taux qui actualise exactement les flux de trésorerie estimatifs associés à l'instrument sur la durée de vie prévue de l'instrument financier ou, selon le cas, sur une période plus courte, de manière à obtenir la valeur comptable nette de l'actif ou du passif financier.

Régime de rémunération à base de parts

La Fiducie applique la méthode de la juste valeur pour comptabiliser les options sur parts attribuées au cours de l'exercice. Les options sur parts sont évaluées à la date de l'attribution et comptabilisées à titre de charge de rémunération sur la durée d'acquisition des droits. Les contreparties reçues par la Fiducie à l'exercice des droits des options sont portées au crédit de l'avoir des porteurs de parts.

AltaGas a un régime d'incitation au rendement à moyen terme en vertu duquel ses participants reçoivent des parts fictives dont le règlement est au comptant. Au cours de la période d'acquisition graduelle de droits, une charge de rémunération est constatée selon la méthode axée sur le bilan et est inscrite comme une charge d'exploitation et d'administration au cours de la période d'acquisition. Une variation de la valeur des parts fictives acquises est constatée au cours de la période où survient cette variation.

Régimes de retraite et régimes d'avantages complémentaires de retraite

Le coût des régimes de retraite à prestations déterminées et des avantages complémentaires de retraite est établi par calculs actuariels selon la méthode de la répartition des prestations au prorata des services, et selon les hypothèses les plus probables de la direction concernant le rendement prévu des placements des régimes, la progression des salaires, l'âge de départ à la retraite des employés et les coûts prévus des soins de santé. Le coût des services rendus est la somme des coûts individuels des prestations au titre des services rendus, et l'obligation au titre des prestations constituées est la somme des charges à payer pour tous les participants.

Pour les besoins du calcul du taux de rendement prévu des actifs des régimes, ces actifs sont évalués à leur juste valeur. L'excédent du cumul du gain actuariel net ou de la perte actuarielle nette sur 10 % de l'obligation au titre des prestations constituées ou 10 % de la juste valeur des actifs des régimes au début de l'exercice est amorti selon la méthode de l'amortissement linéaire sur la durée résiduelle moyenne d'activité des employés actifs. La durée résiduelle moyenne d'activité des membres actifs couverts par les régimes de retraite à prestations déterminées et les régimes d'avantages complémentaires de retraite est respectivement de 14,8 ans et 10,1 ans. Les obligations transitoires sont amorties selon la méthode de l'amortissement linéaire sur la durée résiduelle d'activité des employés actifs. Les coûts des services rendus découlant des modifications aux régimes sont amortis selon la méthode de l'amortissement linéaire sur la durée résiduelle moyenne d'activité des employés actifs pour leur régime respectif.

Impôts sur les bénéfices

En vertu de la *Loi de l'impôt sur le revenu* (Canada), la Fiducie est assujettie à l'impôt, et ses bénéfices non distribués et non distribuables aux porteurs de parts sont imposables au cours d'une année d'imposition en particulier. Avant 2007, la Fiducie répartissait tous ses bénéfices canadiens imposables entre les porteurs de parts en vertu de son acte de fiducie, et elle respectait les exigences de la *Loi de l'impôt sur le revenu* (Canada) applicables à la Fiducie. En conséquence, aucune provision pour la charge d'impôts n'a été constituée pour la Fiducie.

Le 22 juin 2007, le projet de loi sur l'imposition des entités intermédiaires de placement déterminées (EIPD) a reçu la sanction royale, créant un nouvel impôt qui s'appliquera aux distributions de certaines fiducies de revenu et sociétés de personnes, notamment AltaGas, à compter du 1er janvier 2011. Compte tenu de la réduction de taux qui est entrée en vigueur le 14 décembre 2007, le nouvel impôt sera appliqué aux distributions aux taux de respectivement 29,5 % et 28,0 %, à compter du 1er janvier 2011 et du 1er janvier 2012.

En fonction des écarts temporaires de la Fiducie devant se résorber après le 1er janvier 2011, la Fiducie a constaté une charge d'impôts futurs au titre de l'impôt des EIPD et un passif d'impôts futurs pour l'exercice terminé le 31 décembre 2007. Cette charge hors trésorerie n'a pas eu d'incidence immédiate sur les flux de trésorerie. Des écarts temporaires se produisent lorsque la valeur comptable des actifs et passifs d'AltaGas aux fins comptables diffère des montants attribués à ces mêmes actifs et passifs aux fins fiscales. Un taux d'imposition de néant a été appliqué aux écarts temporaires qui se résorberont avant 2011.

En 2008, les écarts temporaires rattachés à une société de personnes aux fins de l'impôt des EIPD ont été transférés à une filiale active, de sorte que le passif d'impôts futurs au titre de l'impôt des EIPD a été remplacé par un passif d'impôts futurs au taux d'imposition des sociétés.

Le montant prévu et le moment auquel la résorption des écarts temporaires a lieu dépendent des résultats réels de la Fiducie, des distributions, et de l'acquisition et de la cession réelles des actifs et passifs, ainsi que de la restructuration de la Fiducie. Par conséquent, un changement des estimations ou des hypothèses pourrait avoir une incidence importante sur les passifs d'impôts futurs estimatifs.

Les impôts sur les bénéfices des filiales de la Fiducie sont calculés selon la méthode axée sur le bilan. En vertu de cette méthode, les actifs et les passifs d'impôts futurs sont calculés en se basant sur les écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs, et sont mesurés en utilisant les taux d'imposition pratiquement en vigueur et les lois qui devraient être en vigueur pendant les périodes où les écarts seront réglés ou réalisés, selon ce qui est à prévoir. Les PCGR exigent que ces passifs d'impôts futurs soient constatés dans les états financiers consolidés.

Opérations entre parties liées

Les opérations entre parties liées qui sont menées dans le cours normal des affaires, ainsi que les opérations non courantes, ont été comptabilisées à la valeur d'échange.

Données par part

Le résultat net de base par part est calculé d'après le nombre moyen pondéré de parts de fiducie et de parts échangeables en circulation pendant la période. Le résultat net dilué par part est calculé en supposant que le produit obtenu à l'exercice des options était utilisé pour acheter des parts au cours moyen du marché pendant la période, et en tenant compte des parts de fiducie pouvant être émises à la conversion des débentures et des bons de souscription convertibles en circulation. Aux fins du calcul du résultat dilué par part, le bénéfice net est augmenté du montant des intérêts sur les débentures convertibles et diminué de la charge au titre de la désactualisation des débentures convertibles. En date du 16 septembre 2009, la Fiducie avait racheté toutes les débentures convertibles en circulation.

Utilisation d'estimations et incertitude relative à la mesure

La préparation d'états financiers consolidés selon les PCGR exige que la direction fasse des estimations et formule des hypothèses qui influent sur les montants constatés des actifs et des passifs et sur les montants constatés des produits et des charges présentés au cours de la période. Les points importants sur lesquels la direction a porté des jugements particulièrement complexes ou subjectifs, en raison de questions qui sont intrinsèquement incertaines, sont, entre autres, l'amortissement, la dépréciation d'actifs, les litiges, les obligations liées à l'environnement et à la mise hors service d'immobilisations, les instruments financiers, les régimes de retraite et les avantages complémentaires de retraite, la rémunération à base de parts, les impôts sur les bénéfices et les actifs et passifs réglementaires. Certaines estimations sont rendues nécessaires en raison du cadre réglementaire dans lequel les filiales ou les membres du groupe d'AltaGas exercent leurs activités, ce qui exige souvent que des montants soient constatés à la valeur estimative jusqu'à ce qu'ils soient déterminés de manière définitive par suite de décisions réglementaires ou d'autres démarches réglementaires. De par leur nature, ces estimations sont assujetties à une incertitude relative à la mesure et pourraient influer sur les états financiers consolidés de périodes à venir.

Bons de souscription

Les bons de souscription sont comptabilisés à la juste valeur, réputée être le produit brut à l'émission, et sont inclus dans l'avoir des porteurs de parts.

Crédits d'émission

Les crédits d'émission achetés ou générés en interne sont constatés à la juste valeur et inclus dans les autres actifs à court terme. Le coût est réputé être la juste valeur puisqu'il n'existe aucun marché actif à l'heure actuelle pour les crédits d'émission.

CONVENTIONS COMPTABLES FUTURES

Chapitre 1582, «Regroupements d'entreprises»

Le chapitre 1582 du *Manuel de l'ICCA* s'applique aux regroupements d'entreprises pour lesquels la date d'acquisition se situe dans le premier exercice ouvert à compter du 1er janvier 2011. Ce nouveau chapitre, qui remplace le chapitre 1581, «Regroupements d'entreprises», établit les normes de comptabilisation des regroupements d'entreprises et ressemble davantage aux Normes internationales d'information financière. L'adoption anticipée de ce chapitre est permise. Il ne devrait pas avoir une incidence importante sur les états financiers consolidés.

Chapitre 1601, «États financiers consolidés», et chapitre 1602, «Participations sans contrôle»

Les nouveaux chapitres 1601 et 1602 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er janvier 2011. Ils remplacent le chapitre 1600, «États financiers consolidés». Ces chapitres établissent les normes de préparation des états financiers consolidés et de comptabilisation des participations sans contrôle dans une filiale dans les états financiers consolidés après un regroupement d'entreprises. L'adoption

anticipée de ce chapitre est permise à compter du 1er janvier 2010 pour la Fiducie. La direction n'a pas entièrement déterminé l'incidence de l'adoption de cette norme.

Normes internationales d'information financière (IFRS)

Les sociétés ouvertes canadiennes devront préparer leurs états financiers selon les IFRS publiées par l'International Accounting Standards Board pour les exercices ouverts à compter du 1er janvier 2011. AltaGas préparera ses états financiers consolidés selon les IFRS à compter du 1er janvier 2011. Les résultats financiers du trimestre terminé le 31 mars 2011 seront préparés selon les IFRS et des données comparatives selon les IFRS seront fournies, notamment un bilan d'ouverture au 1er janvier 2010. La direction n'a pas encore entièrement déterminé l'incidence financière de l'adoption des IFRS sur ses états financiers, mais il est à noter que les états financiers actuels pourraient comporter des différences importantes s'ils étaient présentés selon les IFRS.

3. ACQUISITIONS D'ENTREPRISES

AltaGas Utility Group Inc.

Le 8 octobre 2009, AltaGas Holdings #3 Inc. (AltaGas Holdings #3), filiale en propriété exclusive indirecte d'AltaGas, a fait l'acquisition de la totalité des actions ordinaires en circulation de Utility Group qu'AltaGas et ses sociétés affiliées ne détenaient pas déjà.

Utility Group, une société ouverte qui détient une participation dans AUI, Heritage Gas et Inuvik Gas, détient également une participation de 33,3335 % dans la coentreprise Ikhil (Ikhil) qui produit et fournit du gaz naturel à Inuvik, dans les Territoires du Nord-Ouest.

AltaGas a versé une contrepartie au comptant de 10,50 $ par action ordinaire aux actionnaires de Utility Group, pour un prix d'achat total de 80,2 millions de dollars, y compris un montant au comptant de 75,2 millions de dollars au titre de la participation résiduelle de 81,7 % de Utility Group et des coûts de transaction de 5,0 millions de dollars.

Jusqu'à la date de l'acquisition, AltaGas comptabilisait son placement dans Utility Group selon la méthode de la mise en équivalence. Par conséquent, la tranche du bénéfice de Utility Group revenant à la Fiducie a été comptabilisée au poste Divers des produits du secteur Siège social. En date du 8 octobre 2009, les résultats d'exploitation de Utility Group sont consolidés avec les résultats de la Fiducie dans le secteur du gaz.

AltaGas a eu recours à la tranche disponible de sa facilité de crédit pour financer la contrepartie au comptant de 75,2 millions de dollars au titre de l'acquisition de Utility Group.

Heritage Gas Limited

Le 18 novembre 2009, AltaGas a fait l'acquisition de la totalité des actions ordinaires et des prêts consentis aux actionnaires de Heritage Gas qu'elle ne détenait pas encore. Heritage Gas exerce ses activités à titre de concession générale de distribution de gaz naturel en Nouvelle-Écosse.

AltaGas a versé une contrepartie d'environ 109,8 millions de dollars pour la participation résiduelle de 75,1 % dans Heritage Gas. Le prix d'achat total s'est établi à 111,0 millions de dollars et comprenait un montant au comptant de 109,8 millions de dollars pour la totalité des actions ordinaires et des prêts aux actionnaires qu'elle ne détenait pas déjà et des coûts de transaction de 1,2 million de dollars.

Jusqu'à la date d'acquisition, AltaGas comptabilisait son placement dans Heritage Gas au moyen de la méthode de consolidation proportionnelle.

Répartition du prix d'acquisition

Le tableau qui suit présente un résumé de la contrepartie totale et de la juste valeur estimative des actifs acquis et des passifs pris en charge de Utility Group et Herigage Gas respectivement le 8 octobre 2009 et le 18 novembre 2009. Tout ajustement final peut modifier considérablement la répartition du prix d'acquisition et avoir une incidence sur la juste valeur attribuée aux actifs et aux passifs. Le prix d'acquisition a été réparti de façon préliminaire comme suit :

	Utility Group	Heritage Gas	Total
Contrepartie au comptant	75 199 $	109 828 $	185 027 $
Coûts de transaction estimatifs	5 000	1 200	6 200
Contrepartie totale			191 227
Répartition du prix d'acquisition			
Actifs acquis			
Actif à court terme	16 743 $	5 377 $	
Immobilisations	149 371	74 808	
Actifs réglementaires	16 633	34 509	
Écart d'acquisition *(note 7)*	44 143	13 895	
Placements à long terme et autres actifs	3 267	-	358 746
Moins les passifs pris en charge			
Passif à court terme	23 078	8 214	
Dette à long terme	101 511	-	
Passifs réglementaires	13 587	-	
Obligations liées à la mise hors service d'immobilisations	96	-	
Impôts futurs	9 113	9 347	
Obligations futures au titre des employés	2 573	-	167 519
			191 227

Conformément au chapitre 1600 du *Manuel de l'ICCA*, «États financiers consolidés», AltaGas a comptabilisé l'acquisition de Utility Group comme un achat en plusieurs étapes étant donné que le placement de la Fiducie dans Utility Group a été initialement comptabilisé à la valeur de consolidation. Par conséquent, le placement de 12,3 millions de dollars a été réparti proportionnellement entre les actifs et les passifs identifiables de Utility Group.

2008

Acquisition de Taylor NGL Limited Partnership

Le 10 janvier 2008, AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) a acquis la totalité des parts de société en commandite en circulation de Taylor autres que les parts de Taylor déjà détenues par AltaGas et ses sociétés affiliées. Taylor menait des activités dans le secteur énergétique à titre de propriétaire d'installations d'extraction de LGN, d'installations de traitement du gaz naturel et de deux gazoducs de LGN. De plus, Taylor détenait une participation dans une centrale hydroélectrique au fil de l'eau de 7 MW.

AltaGas a offert aux porteurs de parts de Taylor 11,20 $ au comptant ou 0,42 part d'AltaGas par part de Taylor, sous réserve d'un montant au comptant maximal de 245,0 millions de dollars et d'un nombre maximal de 8,0 millions de parts de fiducie, y compris jusqu'à environ 1,9 million de parts échangeables. Avant la clôture de l'acquisition, des débentures convertibles de 27,9 millions de dollars de Taylor ont été rachetées, ce qui a entraîné une augmentation de 2,7 millions du nombre de parts en circulation de Taylor. AltaGas a versé 256,3 millions de dollars au comptant et 7,7 millions de parts de fiducie (dont 0,2 million de parts échangeables), évaluées à 198,9 millions de dollars pour toutes les parts en circulation non détenues auparavant par AltaGas, et des coûts de transaction d'environ 5,9 millions de dollars. La valeur des parts de fiducie émises a été déterminée en fonction du cours du marché moyen pondéré des deux jours précédant et des deux jours suivant le 11 novembre 2007, date à laquelle l'offre a été acceptée et annoncée.

Le tableau suivant présente le montant total de la contrepartie et la juste valeur estimative des actifs acquis et des passifs pris en charge le 10 janvier 2008. La répartition du prix d'achat s'établit comme suit :

Contrepartie totale pour la totalité des parts de Taylor		
Coût du placement (8,9 %) dans Taylor détenu initialement par AltaGas		23 156 $
Prix d'achat des parts de Taylor restantes (91,1 %)		
Contrepartie au comptant	256 281 $	
Parts	198 861	
Coûts de transaction estimatifs	5 884	
Composante capitaux propres des débentures convertibles de Taylor	2 127	463 153
Contrepartie totale		486 309 $
Répartition du prix d'acquisition de Taylor (100 %)		
Actifs acquis		
Actif à court terme	30 584 $	
Immobilisations	592 030	
Ententes, contrats et relations de services énergétiques	53 100	
Écart d'acquisition *(note 7)*	125 680	
Placements à long terme et autres actifs	4 640	806 034
Moins les passifs pris en charge		
Passif à court terme	27 549	
Dette à long terme	110 423	
Débentures convertibles	22 171	
Obligations liées à la mise hors service d'immobilisations	18 741	
Impôts futurs	135 320	
Obligations futures au titre des avantages sociaux	2 542	
Gestion du risque	2 979	319 725
		486 309 $

À la date d'acquisition, AltaGas comptabilisait son placement dans Taylor au coût. Par conséquent, le placement dans Taylor était désigné comme disponible à la vente et évalué à la juste valeur, les variations de la juste valeur étant comptabilisées au poste Autres éléments du résultat étendu. Depuis le 10 janvier 2008, Taylor est incluse dans les états financiers consolidés d'AltaGas.

AltaGas a utilisé sa facilité de crédit disponible pour financer la contrepartie au comptant de 256,3 millions de dollars versée pour l'acquisition de Taylor.

Acquisition de projets de production d'électricité en développement

Le 31 juillet 2008, AltaGas a fait l'acquisition de NovaGreen Power Inc. (renommée AltaGas Renewable Energy Inc.), filiale en propriété exclusive de NovaGold Resources Inc., pour une contrepartie de 35,0 millions de dollars à la clôture majorée de 3,75 millions de dollars sous réserve de certaines conditions. AltaGas Renewable Energy Inc. procède à la mise en valeur du projet hydroélectrique au fil de l'eau Forrest Kerr dans le nord-ouest de la Colombie-Britannique, qui devrait avoir une capacité de 195 MW. AltaGas Renewable Energy Inc. a aussi trois autres projets de mise en valeur, tous situés dans la même région que Forrest Kerr, d'une capacité additionnelle potentielle combinée de production d'hydroélectricité au fil de l'eau de 130 MW.

Le 15 août 2008, AltaGas a acquis la participation de 45 % de GreenWing Energy Management Ltd. dans la société en commandite GreenWing Energy Development (renommée AltaGas Renewable Energy Limited Partnership) pour une

contrepartie de 12,3 millions de dollars. Par conséquent, la Fiducie détient maintenant la totalité des parts d'AltaGas Renewable Energy Limited Partnership. Le portefeuille de projets éoliens comprend des projets au développement avancé de 650 MW et des projets de 850 MW au début de leur développement.

4. INCIDENCE DE LA RÉGLEMENTATION DES TARIFS SUR LES ÉTATS FINANCIERS

AltaGas comptabilise certaines transactions conformément aux règlements mis en application par l'AUC et la NSUARB, et cette comptabilisation pourrait différer en l'absence de réglementation des tarifs, d'où la création d'actifs et de passifs réglementaires. Lorsque l'AUC ou la NSUARB publie une décision qui touche les états financiers, l'incidence de cette décision est comptabilisée pendant la période au cours de laquelle la décision est rendue. Cependant, si, de l'avis de la direction, il est possible de faire une estimation raisonnable de l'incidence d'une décision en instance sur les états financiers de l'exercice considéré, le montant estimatif attendu de l'incidence est comptabilisé au cours de cet exercice.

Rendement de la base tarifaire

À la suite d'une instance générale sur le coût du capital ouverte en Alberta en 2009, l'AUC a rendu une décision qui établissait le rendement des capitaux propres pour 2009 et 2010 à 9 %. De plus, en vertu de la décision prise par l'AUC en 2009 relativement au coût du capital, la structure du capital réglementé d'AUI a été établie comme suit : 57 % de dette et 43 % de capitaux propres.

La structure du capital réglementé d'Heritage Gas est la suivante : 55 % de dette et 45 % de capitaux propres; le rendement des capitaux propres est de 13 %. La NSUARB a approuvé cette structure et ce rendement qui seront en vigueur jusqu'au 31 décembre 2011.

Processus d'examen réglementaire – Tarifs de distribution

Les tarifs de distribution d'AUI et de Heritage Gas sont conçus de manière à permettre le recouvrement du coût des services approuvé et du rendement des capitaux propres approuvé. Les tarifs sont établis au moyen d'une demande générale de hausse tarifaire en deux phases. La phase 1 détermine les produits budgétés et la phase 2, les tarifs qui sont facturés aux diverses catégories de clients.

AUI demande l'approbation de ses produits budgétés au moyen d'un processus d'entente négociée par les parties intéressées ou d'une audition administrative devant l'AUC. L'AUC surveille le processus d'entente négociée et doit approuver toute entente conclue entre AUI et les parties intéressées. Les facteurs ayant une incidence sur les produits budgétés comprennent les prévisions à l'égard des produits tirés de la base tarifaire et de la distribution et des autres produits, les coûts d'exploitation, l'amortissement, les frais de financement, les impôts sur les bénéfices et le rendement de la base tarifaire.

Heritage Gas a recours à une audition administrative devant la NSUARB pour son processus d'examen réglementaire en deux phases.

Bien que les produits budgétés approuvés et les tarifs approuvés ultérieurement soient fondés sur des prévisions et que les résultats réels puissent différer de ces prévisions, aucun ajustement n'est apporté aux produits budgétés ou aux tarifs en raison des écarts entre les résultats réels et les résultats prévus. Une fois que les tarifs sont approuvés pour une période donnée, tous les risques et les gains découlant des écarts entre les montants réels et les montants prévus d'unités d'énergie distribuées, des dépenses en immobilisations, du nombre de points de service facturés, des coûts d'exploitation, des coûts de service de la dette et des impôts et taxes sont pris en charge par les porteurs de parts. Par conséquent, les résultats réels peuvent différer des rendements autorisés.

Processus d'examen réglementaire – Tarif de recouvrement du coût du gaz et tarif de transport par des tiers

Le tarif de recouvrement du coût du gaz est facturé aux clients qui s'approvisionnent en gaz et est conçu de manière à permettre à AUI et à Heritage Gas de recouvrer le coût du gaz naturel déterminé par le marché et ce, sans majoration. L'AUC et la NSUARB ont établi un cadre au moyen duquel AUI et Heritage Gas peuvent soumettre leurs coûts tous les mois respectivement auprès de l'AUC et de la NSUARB. L'AUC examine les demandes tarifaires de recouvrement du coût du gaz afin de s'assurer que seul le coût réel du gaz est transféré à la clientèle. Une fois que l'AUC a effectué son examen, les parties intéressées ont 30 jours pour s'objecter au tarif. La NSUARB a déterminé qu'elle n'avait pas la compétence pour établir le tarif de recouvrement du coût du gaz et, par conséquent, Heritage Gas communique le nouveau tarif à la NSUARB pour le mois suivant.

Le tarif de transport par des tiers est conçu de manière à permettre à AUI de recouvrer le coût du transport du gaz par des tiers sans majoration et est géré de la même manière que le tarif de recouvrement du coût du gaz. Le tarif de transport par des tiers s'applique aux clients qui achètent du gaz naturel au détail, notamment du gaz naturel non réglementé fourni par des détaillants concurrents, ainsi qu'aux clients qui achètent du gaz selon un contrat d'approvisionnement implicite, puisque tous les clients ont besoin du transport par des tiers.

Conventions comptables qui s'appliquent uniquement à la réglementation des tarifs

Coût du gaz naturel vendu

Le coût du gaz naturel vendu inclus dans les tarifs facturés aux clients est fondé sur le coût du gaz naturel prévu. Comme il est mentionné à la rubrique sur le processus d'examen réglementaire du tarif de recouvrement du coût du gaz naturel ci-dessus, les écarts entre le coût prévu et le coût réel du gaz naturel sont reportés aux fins de remboursement aux clients, ou de recouvrement auprès d'eux, au moyen d'ajustements aux tarifs futurs. Les ajustements aux tarifs d'AUI et de Heritage Gas sont généralement effectués le mois suivant.

Le coût du gaz naturel vendu par Inuvik Gas est fondé sur les tarifs du marché de sorte qu'il n'existe aucun mécanisme de transfert du coût aux clients.

Actifs réglementaires

Charges reportées

Certaines charges associées aux coûts liés à la réglementation sont comptabilisées au coût, reportées et amorties à mesure qu'elles sont approuvées par l'organisme de réglementation. La période de recouvrement ou de règlement, ou la probabilité de recouvrement ou de règlement, des charges reportées dépend du traitement final par l'organisme de réglementation lors du processus d'établissement des tarifs. Il existe des risques et des incertitudes que l'organisme de réglementation ne permette pas le plein recouvrement des actifs réglementaires comptabilisés.

Compte d'insuffisance de produits

Le recours par Heritage Gas à un compte d'insuffisance de produits (CIP) a été approuvé par la NSUARB. Le CIP varie en fonction des écarts entre les produits réels facturés et les produits requis pour dégager les taux de rendement approuvés par la NSUARB. AUI comptabilise les produits correspondant aux écarts entre les produits budgétés qui devraient être reçus en vertu de la demande générale de hausse tarifaire et les produits tirés des ventes réalisées aux tarifs approuvés actuels. Si l'AUC publie une décision en accord avec la demande générale de hausse tarifaire, AUI établit sa facturation sur la base des produits budgétés approuvés et des produits facturés aux tarifs approuvés et qui devraient être perçus, et recouvre les produits au moyen d'un avenant relatif à l'insuffisance des produits. Les produits comptabilisés par AUI sont inclus dans les débiteurs.

AUI comptabilise les produits associés aux écarts entre les coûts comptabilisés et les coûts capitalisés des régimes d'avantages complémentaires de retraite. Ces produits sont recouvrés auprès des clients au cours de périodes ultérieures conformément au mécanisme sous-jacent d'établissement des tarifs décrété par l'organisme de réglementation.

Les PCGR ne contiennent pas de directive relative à la comptabilisation du compte d'insuffisance des produits pour les entités qui ne sont pas assujetties à la réglementation des tarifs. Les produits seraient alors comptabilisés en fonction des services offerts aux clients au cours de la période.

Actifs et passifs réglementaires constatés au bilan consolidé au 31 décembre 2009	
Actifs réglementaires à court terme	
Coût du gaz reporté	2 567 $
	-
Actifs réglementaires à long terme	
Charges reportées	474
Recouvrement futur des coûts des avantages complémentaires de retraite	1 416
Amortissement reporté	2 546
Impôts futurs reportés	22 583
Compte d'insuffisance de produits	33 866
	60 885 $
Passifs réglementaires à court terme	
Taxes foncières reportées	70
Coût du gaz reporté	72
Coûts liés à la réglementation reportés	1 261
	1 403 $
Passifs réglementaires à long terme	
Frais futurs d'enlèvement d'immobilisations et de restauration des lieux	16 610
	16 610 $

AUI a engagé des coûts pour respecter les exigences en matière d'attestation du chef de la direction et de la chef des finances comme l'exigent les Autorités canadiennes en valeurs mobilières. Aux fins de la réglementation, les écarts entre les coûts prévus et les coûts réels sont laissés en suspens à titre d'actif réglementaire jusqu'à la décision définitive de l'organisme de réglementation. Comme l'a exigé l'AUC, AUI a comptabilisé les charges reportées restantes dans les charges d'exploitation et d'administration. En l'absence de la comptabilité applicable aux entités assujetties à la réglementation des tarifs, les PCGR exigeraient que les coûts réels liés à l'attestation du chef de la direction et de la chef des finances soient passés en charges lorsqu'ils sont engagés, ce qui aurait eu pour effet d'accroître le bénéfice d'exploitation de 0,4 million de dollars en 2009.

Aux fins de l'établissement des tarifs de Heritage Gas et d'AUI, les écarts entre les coûts prévus et les coûts réels liés aux décisions réglementaires sont laissés en suspens à titre d'actif ou de passif réglementaire jusqu'à la décision définitive de l'organisme de réglementation. En 2004, 2006 et 2007, Heritage Gas a engagé des coûts liés aux décisions réglementaires. Ces coûts sont amortis selon la méthode linéaire sur une période de cinq ans, comme l'a approuvé la NSUARB. Les coûts liés à la réglementation engagés par AUI sont pris en compte de manière temporaire dans les tarifs autorisés de 2009 au moyen des prévisions de coûts. AUI a l'intention de demander à l'organisme de réglementation d'approuver le remboursement des coûts liés à la réglementation reportés à la fin de l'exercice 2009 au cours des procédures relatives à l'établissement des tarifs futurs, et elle prévoit obtenir cette approbation. AltaGas a imputé des charges reportées de 0,3 million de dollars dans les charges d'exploitation et d'administration. En l'absence de la comptabilité applicable aux entités assujetties à la réglementation des tarifs, les PCGR exigeraient que les coûts réels liés à la réglementation soient passés en charges lorsqu'ils sont engagés, ce qui aurait accru le bénéfice d'exploitation de 0,3 million de dollars en 2009.

Les coûts du gaz naturel et du transport sont pris en compte dans les tarifs autorisés sur une base prévisionnelle mensuelle. Aux fins de l'établissement des tarifs, les écarts entre les coûts prévus et les coûts réels engagés au cours d'un mois donné sont laissés en suspens jusqu'au mois suivant, au cours duquel ils seront recouvrés ou remboursés. AltaGas comptabilise les écarts de coûts à titre d'actif ou de passif réglementaire parce qu'elle prévoit obtenir l'autorisation de recouvrer auprès des clients les montants laissés en suspens d'un mois à l'autre à des fins de réglementation ou à devoir les rembourser aux clients au cours des mois à venir. AltaGas prévoit recouvrer les coûts reportés à payer au cours du premier trimestre de l'exercice suivant. En l'absence de la comptabilité applicable aux entités assujetties à la réglementation des tarifs, les PCGR exigeraient que les coûts réels soient passés en charges lorsqu'ils sont engagés, ce qui aurait réduit les résultats d'exploitation de 2,1 millions de dollars en 2009.

Les impôts futurs qui devraient être pris en compte dans les montants à recouvrer auprès des clients sont reportés, conformément au chapitre 3465 du *Manuel de l'ICCA*. En l'absence de la comptabilité applicable aux entités assujetties à la réglementation des tarifs, les PCGR exigeraient que les impôts futurs soient comptabilisés aux résultats lorsqu'ils sont engagés, de sorte que le bénéfice net aurait été moins élevé de 1,5 million de dollars en 2009.

Les taxes foncières sont prises en compte dans les tarifs autorisés sur une base prévisionnelle annuelle. Aux fins de la réglementation, les écarts entre les coûts prévus et les coûts réels de l'exercice sont laissés en suspens jusqu'à ce qu'ils soient recouvrés ou remboursés le mois suivant. AUI comptabilise les écarts de coûts à titre d'actif ou de passif réglementaire parce qu'elle s'attend à obtenir l'autorisation de recouvrer auprès des clients les montants laissés en suspens d'une année à l'autre à des fins de réglementation ou à devoir les rembourser aux clients au cours des années à venir. AltaGas prévoit rembourser les coûts reportés en suspens au 31 décembre 2009 en 2010. En l'absence de la comptabilité applicable aux entités assujetties à la réglementation des tarifs, les PCGR exigeraient que les coûts réels soient passés en charges lorsqu'ils sont engagés.

Les avantages complémentaires de retraite sont comptabilisés selon la comptabilité d'exercice, conformément au chapitre 3461 du *Manuel de l'ICCA*. Aux fins de la réglementation, les coûts liés aux avantages complémentaires de retraite peuvent être recouvrés auprès des clients en fonction de la capitalisation des coûts. Les produits associés aux écarts entre les coûts comptabilisés et les coûts capitalisés sont constatés et il est prévu qu'ils seront recouvrés auprès des clients au cours de périodes futures. En l'absence de la comptabilité applicable aux entités assujetties à la réglementation des tarifs, les PCGR exigeraient que les produits à recevoir soient constatés au cours de la période au cours de laquelle ils sont gagnés, ce qui aurait entraîné une diminution du bénéfice d'exploitation de 0,1 million de dollars en 2009.

Dans une décision datée du 12 février 2009, la NSUARB a ordonné à Heritage Gas de surseoir à l'amortissement aux fins de la réglementation pour la période de 2009 à 2011. Par suite de cette ordonnance, Heritage Gas a établi un actif réglementaire égal à l'amortissement exigé par les PCGR. Cette décision a eu une incidence sur les résultats de l'exercice terminé le 31 décembre 2009 en ce qu'elle a nécessité la comptabilisation d'un produit reporté à recouvrer de 2,5 millions de dollars et d'un actif réglementaire reporté de 2,5 millions de dollars. Le montant reporté du recouvrement de produits devrait être recouvré à compter de 2012 sur la même base que la dotation aux amortissements modifiée sur la durée de vie utile résiduelle des actifs connexes.

Les frais futurs d'enlèvement et de restauration des lieux sont pris en compte dans les produits, comme le permet l'organisme de réglementation. AUI comptabilise les écarts entre les montants recouvrés et les frais futurs d'enlèvement d'immobilisations et de restauration des lieux engagés à titre d'actif ou de passif réglementaire parce qu'elle s'attend à obtenir l'autorisation de recouvrer auprès des clients les montants laissés en suspens à des fins de réglementation ou à devoir les rembourser aux clients au cours des périodes à venir. En l'absence de la comptabilité applicable aux entités assujetties à la réglementation des tarifs, les PCGR exigeraient que les écarts entre les montants recouvrés et les montants engagés soient comptabilisés dans les produits au cours de la période de recouvrement, de sorte que le bénéfice aurait été inférieur de 0,1 million de dollars en 2009.

Le compte d'insuffisance de produits s'élevait à 33,9 millions de dollars au 31 décembre 2009. L'accumulation dans le compte d'insuffisance des produits a eu pour effet d'accroître les produits de 2009 de 0,9 million de dollars. En l'absence de la comptabilité applicable aux entités assujetties à la réglementation des tarifs, les PCGR exigeraient que l'insuffisance de produits ne soit pas comptabilisée, ce qui aurait eu pour effet de réduire le bénéfice d'exploitation de 0,9 million de dollars en 2009.

5. IMMOBILISATIONS

		2009			2008	
	Coût	**Amortissement cumulé**	**Valeur comptable nette**	Coût	Amortissement cumulé	Valeur comptable nette
Gaz						
Immobilisations – extraction et transport	**896 753 $**	**(97 998) $**	**798 755 $**	871 042 $	(70 590) $	800 452 $
Immobilisations – collecte et traitement sur place	**629 284**	**(202 791)**	**426 493**	619 465	(174 797)	444 668
Immobilisations – services énergétiques	**1 555**	**(1 343)**	**212**	1 555	(1 173)	382
Immobilisations – stockage	**23 423**	**(284)**	**23 139**	9 053	-	9 053
Immobilisations – distribution de gaz naturel	**271 464**	**(1 420)**	**270 044**	-	-	-
Autres immobilisations	**8 303**	**(5 339)**	**2 964**	7 791	(4 003)	3 788
Électricité						
Contrat de location-acquisition *(note 10)*	**13 798**	**(7 358)**	**6 440**	13 798	(6 119)	7 679
Immobilisations – production d'électricité	**323 118**	**(1 081)**	**322 037**	158 881	(72)	158 809
Autres immobilisations	**330**	**-**	**330**	-	-	-
Siège social						
Autres immobilisations	**23 270**	**(16 589)**	**6 681**	25 919	(14 064)	11 855
	2 191 298 $	**(334 203) $**	**1 857 095 $**	1 707 504 $	(270 818) $	1 436 686 $

Pour l'exercice terminé le 31 décembre 2009, les intérêts capitalisés sur les projets de construction d'immobilisations à long terme ont été de 7,1 millions de dollars (3,2 millions de dollars en 2008). Au 31 décembre 2009, la Fiducie avait dépensé environ 326,8 millions de dollars (188,1 millions de dollars en 2008) pour des immobilisations en construction qui n'étaient pas encore assujetties à l'amortissement.

Les acquisitions nettes d'immobilisations de distribution de gaz naturel d'AUI et d'Heritage Gas sont amorties uniquement au cours de l'exercice qui suit leur mise en service, comme l'exigent leurs organismes de réglementation respectifs. Les immobilisations de distribution de gaz naturel qui ne sont pas amortissables totalisaient 18,7 millions de dollars au 31 décembre 2009 (néant au 31 décembre 2008).

6. ENTENTES, CONTRATS ET RELATIONS DE SERVICES ÉNERGÉTIQUES

	2009			2008		
	Coût	**Amortis-sement cumulé**	**Valeur comptable nette**	Coût	Amortis-sement cumulé	Valeur comptable nette
Ententes de services et d'extraction et transport, et contrats de services énergétiques	**168 171 $**	**(54 799) $**	**113 372 $**	168 171 $	(46 228) $	121 943 $
Relations de services énergétiques	**20 892**	**(5 315)**	**15 577**	20 892	(3 922)	16 970
	189 063 $	**(60 114) $**	**128 949 $**	189 063 $	(50 150) $	138 913 $

L'amortissement des relations de services énergétiques a commencé en 2006, après l'échéance des contrats de mise en marché à court terme connexes.

7. ÉCART D'ACQUISITION

	2009	2008
Solde au début de l'exercice	**143 840 $**	18 260 $
Acquisition *(note 3)*	**58 038**	125 680
Perte de valeur de l'écart d'acquisition	**(150)**	(100)
Solde à la fin de l'exercice	**201 728 $**	143 840 $

Au moyen du test annuel de dépréciation des écarts d'acquisition effectué en 2009, AltaGas a déterminé que la juste valeur de son investissement était inférieure à sa valeur comptable et a donc réduit la valeur comptable de 0,2 million de dollars (0,1 million de dollars au 31 décembre 2008).

8. PLACEMENTS À LONG TERME ET AUTRES ACTIFS

	2009	2008[1]
Placements comptabilisés à la valeur de consolidation dans des entités ouvertes	**- $**	12 660 $
Placements dans des entités ouvertes	**24 332**	-
Placements comptabilisés à la valeur de consolidation dans des entités fermées[2]	**3 999**	4 366
Bons de souscription	**-**	286
Actif au titre des prestations constituées	**1 361**	-
Divers	**795**	432
	30 487 $	17 744 $

[1] *Exclut l'acquisition de Taylor et les projets d'électricité en voie de développement (note 3).*

[2] *La Fiducie comptabilise son placement dans Boston Bar Limited Partnership, qui détient des installations hydroélectriques au fil de l'eau, au moyen de la méthode de mise en équivalence.*

Au 31 décembre 2009, la valeur marchande des placements dans des entités ouvertes s'établissait à 24,3 millions de dollars (7,7 millions de dollars au 31 décembre 2008).

Avant l'acquisition des actions restantes de Utility Group le 8 octobre 2009, AltaGas comptabilisait son placement dans Utility Group au moyen de la méthode de mise en équivalence. Par conséquent, la tranche du bénéfice de Utility Group revenant à la Fiducie a été comptabilisée au poste Divers des produits du secteur Siège social. En date du 8 octobre 2009, les résultats d'exploitation de Utility Group sont consolidés avec les résultats de la Fiducie dans le secteur du gaz.

9. DETTE À COURT TERME

	2009	2008
Dette bancaire	**4 950 $**	4 493 $
Facilité de crédit d'exploitation à vue de 50 millions de dollars	**-**	-
Facilité de crédit d'exploitation à vue de 20 millions de dollars	**2 444**	-
Facilité de crédit d'exploitation à vue de 15 millions de dollars	**6 960**	-
Facilité de crédit d'exploitation à vue de 1,0 million de dollars	**272**	-
	14 626 $	4 493 $

Facilités de crédit d'exploitation renouvelables

Au 31 décembre 2009, la Fiducie détenait une facilité de crédit d'exploitation à vue non garantie renouvelable de 50,0 millions de dollars (50,0 millions de dollars au 31 décembre 2008) auprès d'une banque à charte canadienne. Les prélèvements sur cette facilité portent intérêt au taux préférentiel du prêteur ou au taux des acceptations bancaires majoré d'une commission d'attente.

Le 8 octobre 2009, la Fiducie a conclu une facilité de crédit d'exploitation à vue non engagée et non garantie de 20 millions de dollars auprès d'une banque à charte canadienne par suite de l'acquisition de Utility Group (note 3). Les prélèvements sur la facilité peuvent comprendre des emprunts au taux préférentiel, des emprunts au taux de base américain, des lettres de crédit, des acceptations bancaires et des emprunts au LIBOR. Les lettres de crédit en cours au 31 décembre 2009 totalisaient 1,0 million de dollars.

AltaGas a conclu une autre facilité de crédit d'exploitation à vue non engagée et non garantie de 15 millions de dollars auprès d'une banque à charte canadienne par suite de l'acquisition de Utility Group (note 3). Les prélèvements sur la facilité peuvent comprendre des emprunts au taux préférentiel, des lettres de crédit ou des emprunts équivalant à des acceptations bancaires. Les lettres de crédit en cours au 31 décembre 2009 totalisaient 1,4 million de dollars.

Le 18 novembre 2009, la Fiducie a conclu une facilité de crédit à vue de 1,0 million de dollars auprès d'une banque à charte canadienne par suite de l'acquisition de Heritage Gas (note 3). Cette facilité est garantie par un contrat de garantie générale sur la propriété de Heritage Gas et porte intérêt au taux préférentiel majoré de 1 %. Les prélèvements sur la facilité sont effectués sous forme d'emprunts portant intérêt au taux préférentiel de la banque ou de lettres de crédit ou de lettres de cautionnement contre rémunération.

La dette bancaire porte intérêt au taux préférentiel du prêteur. Le taux d'intérêt préférentiel au 31 décembre 2009 était de 2,25 % (3,5 % au 31 décembre 2008).

10. DETTE À LONG TERME

	2009	2008
Facilités de crédit	**490 518 $**	353 000 $
Billets à moyen terme	**500 000**	200 000
Emprunt auprès de la province de Nouvelle-Écosse	**4 272**	-
Obligations découlant de contrats de location-acquisition	**7 484**	8 800
Autres dettes à long terme	**1 049**	1 282
Frais de financement reportés non amortis	**(3 209)**	(2 307)
	1 000 114	560 775
Moins la tranche échéant à moins d'un an	**591 944**	1 363
	408 170 $	559 412 $

Facilités de crédit

Au 31 décembre 2009, la Fiducie détenait une facilité de crédit non garantie renouvelable, à échéance prorogeable pour une période de trois ans, de 375,0 millions de dollars (375,0 millions de dollars au 31 décembre 2008) auprès d'un syndicat de banques à charte canadiennes. Les emprunts sur la facilité peuvent être effectués sous forme d'emprunts au taux préférentiel, d'emprunts au taux de base américain, d'emprunts au LIBOR, d'acceptations bancaires ou de lettres de crédit. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Le 30 septembre 2007, AltaGas a négocié une prorogation de l'échéance de sa facilité jusqu'au 30 septembre 2010.

Le 10 mars 2009, la Fiducie a conclu une facilité de crédit non garantie de 18 mois de 250,0 millions de dollars auprès d'un syndicat de banques à charte canadiennes qui vient à échéance le 13 août 2010 et qui remplace la facilité de crédit qui devait venir à échéance le 28 septembre 2009. Les emprunts sur la facilité peuvent comprendre des emprunts au taux préférentiel, des emprunts au taux de base américain, des emprunts au LIBOR ou des acceptations bancaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Le 29 avril 2009, la Fiducie a émis des billets à moyen terme de premier rang non garantis totalisant 200 millions de dollars. Le 29 juin 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital de 100 millions de dollars. Conformément aux conditions de la facilité de crédit de 250 millions de dollars, une tranche de 100 millions de dollars du produit tiré de l'émission des billets à moyen terme a servi à rembourser et à réduire la facilité pour la faire passer de 250 millions de dollars à 150 millions de dollars le 9 juillet 2009.

Le 8 octobre 2009, par suite de l'acquisition de Utility Group (note 3), la Fiducie a conclu une facilité de crédit renouvelable, à échéance prorogeable et non garantie de 130 millions de dollars auprès d'un syndicat de banques à charte canadiennes, qui vient à échéance le 17 novembre 2010. Les emprunts sur la facilité peuvent comprendre des emprunts au taux préférentiel, des emprunts au taux d'escompte américain, des lettres de crédit, des emprunts au LIBOR ou des emprunts équivalant à des acceptations bancaires.

Au 31 décembre 2009, la Fiducie avait prélevé 490,5 millions de dollars (353,0 millions de dollars au 31 décembre 2008) sur les facilités. Le taux moyen des acceptations bancaires de la Fiducie au 31 décembre 2009 était de 1,2 % (3,1 % au 31 décembre 2008).

Billets à moyen terme

Le 30 août 2005, des billets à moyen terme de premier rang à 4,41 % non garantis ont été émis pour un capital de 100,0 millions de dollars. Les billets viennent à échéance le 1er septembre 2010, et les intérêts sont payables semestriellement.

Le 19 janvier 2007, AltaGas a émis des billets à moyen terme de premier rang non garantis à 5,07 % pour un capital de 100,0 millions de dollars. Les billets portent intérêt à un taux nominal de 5,07 % et viennent à échéance le 19 janvier 2012.

Le 29 avril 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis à 7,42 % pour un capital de 200,0 millions de dollars. Les billets portent intérêt à un taux nominal de 7,42 % et viennent à échéance le 29 avril 2014.

Le 29 juin 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis à 6,94 % pour un capital de 100,0 millions de dollars. Les billets portent intérêt à un taux nominal de 6,94 % et viennent à échéance le 29 juin 2016.

Emprunt auprès de la province de Nouvelle-Écosse

Le 8 octobre 2009, AltaGas a contracté un emprunt auprès de la province de Nouvelle-Écosse par suite de l'acquisition de Utility Group et de Heritage Gas (note 3). Heritage Gas, filiale en propriété exclusive indirecte de Utility Group, a reçu 7,6 millions de dollars de la province de Nouvelle-Écosse en 2005, dont une tranche de 2,0 millions de dollars a été

remise le 1er janvier 2007. Le prêt ne porte pas intérêt jusqu'à l'atteinte de certains objectifs en matière de produits. Lorsque cela se produira, le prêt portera intérêt prospectivement au taux de 6 %. Le 31 juillet 2011 ou avant cette date, AltaGas doit choisir de rembourser le prêt dans sa totalité le 1er juillet 2014 ou en cinq versements égaux débutant le 31 juillet 2012. AltaGas peut également décider de rembourser la totalité du prêt en tout temps, sans pénalité. Le prêt est comptabilisé au coût après amortissement de 4,3 millions de dollars. Les intérêts débiteurs sont comptabilisés au taux d'intérêt effectif de 6 %. Le prêt avait une valeur nominale de 5,6 millions de dollars au 31 décembre 2009.

Obligations découlant de contrats de location-acquisition

Le 1er septembre 2004, la Fiducie a conclu un contrat de location-acquisition de 10 ans visant 25 MW de capacité de pointe provenant de centrales électriques alimentées au gaz qu'elle peut prolonger de 15 ans. Les versements prévus au contrat, exclusion faite de l'option de prorogation, doivent être effectués comme suit :

2010	1 878 $
2011	1 878
2012	1 878
2013	1 878
2014	1 254
	8 766
Moins les intérêts théoriques à 6,85 %	1 282
Valeur actualisée des loyers minimums	7 484
Moins la tranche échéant à moins d'un an	1 408
	6 076 $

Les intérêts débiteurs sur les contrats de location-acquisition se sont élevés à 0,6 million de dollars en 2009 (0,6 million de dollars en 2008).

Facilité de lettres de crédit

Au 31 décembre 2009, la Fiducie détenait une facilité de lettres de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2008) auprès d'une banque à charte canadienne et dont l'échéance est le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettres de crédit au moyen de prêts au taux préférentiel, de prêts au taux de base américain, de prêts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Au 31 décembre 2009, la Fiducie détenait des lettres de crédit en cours sur la facilité de lettres de crédit renouvelable, à échéance prorogeable, de 46,7 millions de dollars (68,1 millions de dollars au 31 décembre 2008).

11. DÉBENTURES CONVERTIBLES

Le 16 septembre 2009, la Fiducie a racheté des débentures convertibles en circulation totalisant 16,6 millions de dollars pour un montant de 1 000,96 $ pour chaque tranche de capital de 1 000,00 $. Le montant du rachat est égal au capital majoré de la totalité des intérêts courus et impayés s'y rapportant.

La Fiducie a constaté un gain au rachat des débentures convertibles de 0,1 million de dollars au poste Divers des produits et a inscrit 1,6 million de dollars à titre de surplus d'apport lié à la composante capitaux propres des débentures convertibles.

12. OBLIGATIONS LIÉES À LA MISE HORS SERVICE D'IMMOBILISATIONS

	2009	2008
Solde au début de l'exercice	**41 708 $**	18 811 $
Obligations prises en charge par suite de l'acquisition *(note 3)*	**95**	18 741
Nouvelles obligations	**742**	-
Obligations réglées	**(384)**	(744)
Obligations cédées	**-**	(219)
Flux monétaires estimatifs révisés	**(3 528)**	2 817
Charge de désactualisation	**3 138**	2 302
Solde à la fin de l'exercice	**41 771 $**	41 708 $

AltaGas estime que le montant non actualisé des flux de trésorerie requis pour régler les obligations liées à la mise hors service d'immobilisations au 31 décembre 2009 était de 278,2 millions de dollars (244,3 millions de dollars au 31 décembre 2008). Les obligations liées à la mise hors service d'immobilisations ont été constatées dans les états financiers consolidés à des valeurs estimatives actualisées à des taux variant entre 5,6 % et 8,5 %. Les coûts devraient être engagés entre 2016 et 2072. Aucun actif ne fait l'objet de restrictions juridiques en vue du règlement du passif estimatif.

13. IMPÔTS SUR LES BÉNÉFICES

Imposition de la Fiducie

La Fiducie a comptabilisé une charge d'impôts futurs de 0,2 million de dollars pour l'exercice terminé le 31 décembre 2009 (recouvrement de 3,9 millions de dollars en 2008) et une augmentation du passif d'impôts futurs de 17,3 millions de dollars pour l'exercice terminé le 31 décembre 2009 (5,3 millions de dollars au 31 décembre 2008),

Les paiements que la Fiducie reçoit sous forme d'intérêts, de distributions ou d'autres revenus de ses filiales constituent un bénéfice imposable pour la Fiducie. La Fiducie a le droit de déduire ses frais et ses distributions aux porteurs de parts à des fins fiscales. Étant donné qu'elle distribue la totalité de son bénéfice aux porteurs de parts, la Fiducie ne devrait pas avoir d'impôts sur les bénéfices à payer.

Le 22 juin 2007, le projet de loi sur l'imposition des entités intermédiaires de placement déterminées (EIPD) a reçu la sanction royale, créant un nouvel impôt qui s'appliquera aux distributions de certaines fiducies de revenu et sociétés de personnes, y compris AltaGas, à compter du 1er janvier 2011. En fonction des écarts temporaires de la Fiducie devant se résorber après le 1er janvier 2011, la Fiducie a constaté une charge d'impôts futurs de 5,4 millions de dollars (y compris une charge de 0,1 million de dollars liée aux instruments financiers) et un passif d'impôts futurs d'un montant correspondant pour l'exercice terminé le 31 décembre 2007. Cette charge hors trésorerie était liée aux écarts temporaires entre la valeur comptable des actifs et des passifs d'AltaGas détenus dans des sociétés de personnes et leur valeur fiscale respective, et n'a eu aucune incidence immédiate sur les flux de trésorerie. Un taux d'imposition de néant a été appliqué aux écarts temporaires qui se résorberont avant 2011.

En 2008, les écarts temporaires rattachés à une société de personnes ont été transférés à une filiale active, de sorte que la Fiducie n'avait comptabilisé aucune charge d'impôts futurs au 31 décembre 2008, le passif d'impôts futurs au titre de l'impôt des EIPD ayant été remplacé par un passif d'impôts futurs au taux d'imposition des sociétés.

En 2009, des passifs d'impôts futurs de 18,5 millions de dollars ont été pris en charge par suite de l'acquisition de Utility Group (note 3).

Imposition des filiales actives

Les filiales actives de la Fiducie constituées en sociétés sont assujetties à l'impôt de la même manière que toute autre société. Ces filiales ne devraient généralement pas payer un montant important d'impôts pendant l'exercice ou dans un avenir prévisible en vertu des lois fiscales en vigueur.

Situation fiscale consolidée

La charge d'impôts inscrite dans les états financiers consolidés diffère du montant qui découlerait de l'application au bénéfice avant impôts des taux d'imposition fédéral et provinciaux canadiens combinés prévus par la loi, comme suit :

Exercices terminés les 31 décembre	**2009**	2008
Bénéfice avant impôts – consolidé	**142 477 $**	161 969 $
Instruments financiers – montant net	**(3 697)**	(10 986)
Bénéfice avant instruments financiers et impôts	**138 780**	150 983
Bénéfice d'AltaGas Income Trust distribué aux porteurs de parts	**(135 119)**	(134 849)
Bénéfice avant impôts – filiales actives	**3 661**	16 134
Taux d'imposition prévu par la loi (%)	**29,00**	29,50
Impôts estimés aux taux prévu par la loi	**1 062**	4 760
Ajouter (déduire) l'incidence fiscale des éléments suivants :		
Instruments financiers	**187**	3 357
Réductions de taux appliquées aux passifs d'impôts futurs	**262**	(11 347)
Écarts permanents entre la valeur comptable et la valeur fiscale des actifs et des passifs	**988**	373
Tranche non imposable des gains en capital à la cession d'actifs et de placements	**(1 798)**	-
Divers	**(436)**	1 255
Impôts futurs au titre des actifs réglementaires	**(588)**	-
Ajustement de l'exercice précédent	**1 491**	-
Charge (recouvrement) d'impôts		
Exigibles	**981**	2 328
Futurs	**187**	(3 930)
	1 168 $	(1 602) $
Taux d'imposition effectif (%)	**0,82**	(0,99)

Le montant des passifs d'impôts futurs indiqué aux bilans consolidés correspond à la différence nette entre la valeur fiscale et la valeur comptable inscrites dans les bilans de la Fiducie aux taux d'imposition pratiquement en vigueur.

Aux 31 décembre, les impôts futurs se composaient des éléments suivants :

31 décembre	2009	2008
Immobilisations	**206 742 $**	162 680 $
Actifs réglementaires	**18 196**	-
Coût de la dette reporté	**(7)**	(60)
Frais d'émission de parts	**(40)**	(679)
Sociétés de personnes	**10 494**	37 010
Charges de rémunération reportées	**(4 942)**	(3 890)
Instruments financiers	**10 711**	16 260
Pertes autres qu'en capital	**(12 971)**	-
Divers	**413**	(65)
	228 596 $	211 256 $

14. INFORMATIONS À FOURNIR CONCERNANT LE CAPITAL

Dans sa gestion du capital, la Fiducie vise à maintenir ses notations de première qualité, à maximiser la rentabilité de ses actifs existants et à accroître ses infrastructures énergétiques afin de créer de la valeur à long terme et d'améliorer le rendement pour les investisseurs. La Fiducie inclut l'avoir des porteurs de parts (y compris le cumul des autres éléments du résultat étendu) ainsi que la dette à court terme et à long terme (y compris la tranche échéant à moins d'un an), moins la trésorerie et les équivalents de trésorerie dans sa structure du capital. Dans son ensemble, la stratégie de la Fiducie est demeurée la même qu'en 2008.

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Jusqu'au troisième trimestre de 2009, le ratio d'endettement cible d'AltaGas se situait entre 40 % et 45 %. Après l'acquisition d'actifs de distribution de Utility Group (note 3), la Fiducie a augmenté son ratio d'endettement cible pour le situer entre 45 % et 50 %. L'augmentation a découlé de l'ajout d'actifs de distribution de gaz naturel au portefeuille d'actifs d'infrastructures énergétiques de la Fiducie. Au 31 décembre 2009, ce ratio était de 49,2 % (37,8 % au 31 décembre 2008).

	2009	2008
Dette		
Dette à court terme	**14 626 $**	4 493 $
Tranche de la dette à long terme échéant à moins d'un an	**591 944**	1 363
Dette à long terme	**408 170**	559 412
Débentures convertibles	**-**	16 682
	1 014 740	581 950
Avoir des porteurs de parts	**1 048 857**	957 442
Total de la structure du capital	**2 063 597 $**	1 539 392 $
Ratio d'endettement (%)	**49,2**	37,8

Toutes les facilités d'emprunt sont assorties des clauses restrictives habituelles pour ce type de facilités. Elles doivent être respectées à la fin de chaque trimestre civil. AltaGas a respecté ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

Les clauses restrictives sont fondées sur des mesures non conformes aux PCGR qui ne peuvent pas être recalculées à partir des informations fournies dans les états financiers consolidés.

Le tableau suivant résume les clauses restrictives de la Fiducie pour toutes les facilités de crédit au 31 décembre 2009 :

Ratios[1]	Exigences des clauses restrictives
Ratio dette/structure du capital	pas plus de 60 %
Ratio dette/BAIIA	pas plus de 3,5x
Ratio BAIIA/intérêts débiteurs	pas moins de 2,5x
Ratio dette/structure du capital (Utility Group)	pas plus de 67,5 %

1 *Les ratios liés aux clauses restrictives sont calculés conformément aux ententes de facilités de crédit, y compris les ajustements au titre des regroupements d'entreprises, et diffèrent des ratios calculés en interne par la direction en raison de la définition de certains éléments selon les ententes de facilités de crédit.*

15. INSTRUMENTS FINANCIERS ET GESTION DU RISQUE FINANCIER

Dans le cours normal des activités, la Fiducie achète et vend du gaz naturel, des liquides de gaz naturel (LGN) et de l'électricité, et émet des titres d'emprunt à court terme et à long terme. La Fiducie se sert d'instruments dérivés pour réduire son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change qui découlent de ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

Juste valeur des instruments financiers

Aux 31 décembre 2009 et 2008, tous les dérivés, outre ceux qui correspondent à l'exception visant les achats et ventes ordinaires, sont portés aux bilans consolidés à leur juste valeur. La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt et de taux de change est effectué selon les cours du marché.

La juste valeur de la dette à long terme a été estimée selon les versements du capital et de l'intérêt futurs actualisés au moyen de taux d'intérêt estimatifs. La juste valeur des débentures convertibles a été estimée selon le modèle de Black et Scholes.

La valeur comptable et la juste valeur des actifs financiers et des passifs financiers de la Fiducie se présentaient comme suit :

Sommaire des justes valeurs 31 décembre 2009	Détenus à des fins de transaction	Couvertures de flux de trésorerie	Prêts et créances	Disponibles à la vente	Autres passifs financiers	Instruments autres que financiers	Total
Actifs financiers							
Trésorerie et équivalents de trésorerie[1]	3 739 $	- $	- $	- $	- $	- $	3 739
Placement à court terme[1]	19 436	-	-	-	-	-	19 436
Débiteurs[1]	-	-	189 458	-	-	14 215	203 673
Liquidités soumises à restrictions provenant des clients	-	-	27 228	-	-	-	27 228
Actifs de gestion du risque (à court terme)	36 108	30 163	-	-	-	-	66 271
Charges payées d'avance et autres actifs à court terme	-	-	1 064	-	-	6 441	7 505
Actifs de gestion du risque (à long terme)	16 673	1 459	-	-	-	-	18 132
Placements à long terme et autres actifs	11 327	-	-	13 327	-	5 833	30 487
	87 283 $	31 622 $	217 750 $	13 327 $	- $	26 489 $	376 471 $
Passifs financiers							
Créditeurs et charges à payer	- $	- $	- $	- $	45 190 $	113 129 $	158 319 $
Distributions à payer	-	-	-	-	15 110	-	15 110
Dette à court terme[1]	-	-	-	-	14 626	-	14 626
Tranche de la dette à long terme échéant à moins d'un an[2]	-	-	-	-	591 944	-	591 944
Dépôts de clients[1]	-	-	-	-	30 678	-	30 678
Passifs de gestion du risque (à court terme)	31 408	2 792	-	-	-	-	34 200
Charges payées d'avance et autres passifs[1]	-	-	-	-	14 162	668	14 830
Dette à long terme[3]	-	-	-	-	411 380	(3 210)	408 170
Passifs de gestion du risque (à long terme)	13 732	759	-	-	-	-	14 491
	45 140 $	3 551 $	- $	- $	1 123 090 $	110 587 $	1 282 368 $

[1] *En raison de la nature ou de l'échéance à court terme de ces instruments financiers, leur valeur comptable se rapproche de leur juste valeur.*

[2] *La juste valeur de la tranche de la dette à long terme échéant à moins d'un an s'élève à environ 591,8 millions de dollars.*

[3] *La juste valeur de la dette à long terme, compte non tenu des instruments non financiers, s'élève à environ 425,7 millions de dollars.*

Sommaire des justes valeurs 31 décembre 2008	Détenus à des fins de transaction	Couvertures de flux de trésorerie	Prêts et créances	Disponibles à la vente	Autres passifs financiers	Instruments non financiers	Total
Actifs financiers							
Trésorerie et équivalents de trésorerie[1]	18 304 $	- $	- $	- $	- $	- $	18 304 $
Débiteurs[1]	-	-	214 589	-	-	5 691	220 280
Liquidités soumises à restrictions provenant des clients	-	-	24 017	-	-	-	24 017
Actifs de gestion du risque (à court terme)	36 156	56 686	-	-	-	-	92 842
Charges payées d'avance et autres actifs	-	-	1 490	-	-	6 215	7 705
Actifs de gestion du risque (à long terme)	13 114	18 033	-	-	-	-	31 147
	67 574 $	74 719 $	240 096 $	- $	- $	11 906 $	394 295 $
Passifs financiers							
Créditeurs et charges à payer	- $	- $	- $	- $	130 724 $	67 508 $	198 232 $
Distributions à payer	-	-	-	-	12 943	-	12 943
Dette à court terme[1]	-	-	-	-	4 493	-	4 493
Tranche de la dette à long terme échéant à moins d'un an	-	-	-	-	1 363	-	1 363
Dépôts de clients[1]	-	-	-	-	24 017	-	24 017
Passifs de gestion du risque (à court terme)	34 824	22 599	-	-	-	-	57 423
Autres passifs[1]	-	-	-	-	18 271	3 656	21 927
Dette à long terme[2]	-	-	-	-	561 719	(2 307)	559 412
Passifs de gestion du risque (à long terme)	10 038	6 707	-	-	-	-	16 745
Débentures convertibles	-	-	-	-	16 682	-	16 682
	44 862 $	29 306 $	- $	- $	770 212 $	68 857 $	913 237 $

[1] *En raison de la nature ou de l'échéance à court terme de ces instruments financiers, leur valeur comptable se rapproche de leur juste valeur.*

[2] *La juste valeur de la dette à long terme s'élève à environ 551,0 millions de dollars.*

Sommaire du gain latent (de la perte latente) sur la gestion du risque

31 décembre	**2009**	2008
Gaz naturel	**4 772 $**	5 510 $
LGN	**281**	4 997
Électricité	**68**	(550)
Énergie thermique	**122**	(163)
Swaps de taux d'intérêt	**4 523**	(4 896)
Change	**(6 069)**	6 088
	3 697 $	10 986 $

Sommaire du gain latent (de la perte latente) et de la charge (du recouvrement) d'impôts sur les dérivés désignés comme couvertures de flux de trésorerie

31 décembre	Gain latent (perte latente)	Charge (recouvrement) d'impôts	2009	Gain latent (perte latente)	Charge (recouvrement) d'impôts	2008
LGN	**(2 555)**	**714 $**	**(1 841) $**	35 931 $	(10 352) $	25 579 $
Électricité	**30 622**	**(8 557)**	**22 065**	5 914	(1 555)	4 359
Contrat à terme sur obligations	**(2 881)**	**-**	**(2 881)**	(3 214)	-	(3 214)
Change	**-**	**-**	**-**	6 785	(1 967)	4 818
Disponibles à la vente	**4 462**	**(580)**	**3 882**	-	-	-
	29 648 $	**(8 423) $**	**21 225 $**	45 416 $	(13 874) $	31 542 $

Hiérarchie des évaluations à la juste valeur

La Fiducie classe ses actifs financiers et ses passifs financiers dans l'un des trois niveaux de la hiérarchie en fonction des évaluations à la juste valeur et des données utilisées pour déterminer la juste valeur.

Niveau 1 – La juste valeur est fondée sur les prix (non rajustés) cotés sur des marchés actifs pour des actifs ou passifs identiques. La juste valeur repose sur des données directement observables sur des transactions visant des actifs ou des passifs similaires et non sur des hypothèses. Sont inclus dans ce niveau les actions négociées publiquement évaluées au cours de clôture à la date du bilan.

Niveau 2 – La juste valeur est déterminée au moyen des données autres que les prix cotés qui sont observables pour l'actif ou le passif. AltaGas a recours à des instruments dérivés hors cote pour gérer les fluctuations des prix des produits de base, des taux d'intérêt et des taux de change. AltaGas évalue les prix à terme en fonction de données provenant de sources reconnues, rajustées pour tenir compte des facteurs propres à l'actif ou au passif, y compris les courbes des écarts de base, des taux d'escompte, des taux de change et des taux d'intérêt. Les courbes des taux à terme utilisées pour évaluer ces instruments dérivés à la valeur du marché s'appuient sur des sources publiques.

Niveau 3 – La juste valeur est déterminée d'après des données relatives à l'actif ou au passif qui ne sont pas fondées sur des données de marché observables. AltaGas a recours à des méthodes d'évaluation lorsqu'il n'existe pas de données de marché observables.

	Niveau 1	Niveau 2	Niveau 3	Total
Actifs financiers				
Détenus à des fins de transaction[1]	30 763	52 781	-	83 544
Couvertures de flux de trésorerie	-	31 622	-	31 622
Disponibles à la vente	13 327	-	-	13 327
Passifs financiers				
Détenus à des fins de transaction	-	45 140	-	45 140
Couvertures de flux de trésorerie	-	3 551	-	3 551

[1] *Excluent la trésorerie et les équivalents de trésorerie étant donné que la valeur comptable se rapproche de la juste valeur.*

Placements à long terme et autres actifs

En janvier 2009, AltaGas a acquis 10 millions de dollars d'actions ordinaires de Magma Energy Corp. (Magma) dans le cadre d'un placement privé de titres de capitaux propres. Ces actions ont été classées comme disponibles à la vente. Les variations de la valeur de ces actions ordinaires sont présentées dans les autres éléments du résultat étendu et s'établissaient à 4,5 millions de dollars au 31 décembre 2009. En juillet 2009, AltaGas a acquis des actions ordinaires additionnelles de Magma dans le cadre de son premier appel public à l'épargne. Ces actions ont été classées comme

détenues à des fins de transaction et incluses dans les placements à long terme et autres actifs. Au 31 décembre 2009, la Fiducie a constaté un gain latent de 1,3 million de dollars dans les produits du secteur Siège social.

En octobre 2009, AltaGas a fait l'acquisition d'un placement en titres de capitaux propres par suite de l'acquisition de Utility Group (note 3). Les actions sont classées comme disponibles à la vente. Les variations de la valeur de ces actions ordinaires sont comptabilisées dans les autres éléments du résultat étendu.

Placement à court terme

Pour l'exercice terminé le 31 décembre 2009, la Fiducie a constaté un gain réalisé de 6,8 million de dollars et un gain latent de 4,5 million de dollars au poste Divers dans les produits du secteur Siège social.

Risque de marché sur les instruments financiers

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans les valeurs des instruments financiers. AltaGas a conclu des contrats de dérivés financiers pour gérer son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change.

Gestion du risque lié au prix des marchandises

Gaz naturel

La Fiducie achète du gaz naturel et le vend à ses clients. Les contrats à prix fixe et aux prix du marché pour la vente et l'achat de gaz naturel viennent à échéance en 2014.

L'encours des contrats de la Fiducie se présentait comme suit :

31 décembre 2009			**Volume théorique (GJ)**		
Instruments dérivés	**Prix fixe (par GJ)**	**Période (mois)**	**Ventes**	**Achats**	**Juste valeur**
Contrat à livrer	**4,55 $ à 10,01 $**	**1 à 61**	**127 863 433**	**-**	**47 598 $**
Contrat à livrer	**4,51 $ à 9,825 $**	**1 à 61**	**-**	**127 863 433**	**(40 808) $**

31 décembre 2008			Volume théorique (GJ)		
Instruments dérivés	Prix fixe (par GJ)	Période (mois)	Ventes	Achats	Juste valeur
Contrat à livrer	2,27 $ à 10,49 $	1 à 59	77 195 070	-	27 209 $
Contrat à livrer	2,27 $ à 10,73 $	1 à 59	-	77 195 070	(24 720) $

LGN

La Fiducie a conclu une série de swaps afin de protéger une partie des volumes exposés aux différentiels de fractionnement des LGN.

L'encours des contrats de la Fiducie se présentait comme suit :

31 décembre 2009

Produit	Prix fixe	Période (mois)	Volume théorique – Ventes	Volume théorique – Achats	Juste valeur
Propane	**0,858 $ à 1,555 $ US/gallon**	**1 à 12**	**14 705 000 gallons**	**-**	**(347) $**
Butane	**1,100 $ à 1,870 $ US/gallon**	**1 à 12**	**4 726 000 gallons**	**-**	**(231) $**
WTI	**72,55 $ à 122,95 $ US/baril**	**1 à 12**	**80 700 barils**	**-**	**749 $**
Swaps en $ US	**0,995 $ à 1,154 $**	**1 à 12**		**38 890 $**	**202 $**
Gaz naturel	**4,79 $ à 8.88 $/GJ**	**1 à 12**	**-**	**3 270 600 GJ**	**(2 375) $**

31 décembre 2008

Produit	Prix fixe	Période (mois)	Volume théorique – Ventes	Volume théorique – Achats	Juste valeur
Propane	1,380 $ à 1,800 $ US/gallon	1 à 24	36 330 000 gallons	-	40 016 $
Butane	1,650 $ à 2,300 $ US/gallon	1 à 24	11 676 000 gallons	-	15 915 $
WTI	94,50 $ à 144,65 $ US/baril	1 à 24	134 500 barils	-	9 531 $
Swaps en $ US	0,995 $ à 1,026 $	1 à 24		82 550 $	(17 749) $
Gaz naturel	7,84 $ à 9.93 $/GJ	1 à 24	-	5 451 000 GJ	(11 509) $

Électricité

Conformément aux EAE, AltaGas est tenue d'acheter de l'électricité à des conditions et à des prix convenus jusqu'au 31 décembre 2020. La Fiducie vend l'électricité à Alberta Electric System Operator aux prix du marché et se sert de swaps et de tunnels pour fixer les prix sur une partie des volumes. La stratégie d'AltaGas vise à protéger les marges afin de fournir des résultats prévisibles. Certains contrats correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire et n'ont pas été inclus dans les actifs ou passifs de gestion du risque. Au 31 décembre 2009, la Fiducie n'avait pas l'intention de résilier de contrats avant leur échéance.

La Fiducie avait des contrats à livrer sur l'électricité en cours au 31 décembre 2009 (néant au 31 décembre 2008) qui se présentaient comme suit.

31 décembre 2009

Instruments dérivés	Prix fixe (par MWh)	Période (mois)	Volume théorique (MWh) – Ventes	Volume théorique (MWh) – Achats	Juste valeur
Contrat à livrer	**45,00 $ à 72,35 $**	**1 à 37**	**47 349**	**-**	**2 335 $**
Contrat à livrer	**44,75 $ à 70,36 $**	**1 à 37**	**-**	**47 349**	**(1 597) $**

L'encours des swaps et tunnels sur marchandises de la Fiducie se présentait comme suit :

31 décembre 2009

Instruments dérivés	Prix fixe (par MWh)	Période (mois)	Volume théorique (MWh) – Ventes	Volume théorique (MWh) – Achats	Juste valeur
Swaps et tunnels	**46,75 $ à 81,00 $**	**1 à 12**	**1 098 336**	**-**	**30 118 $**
Swaps et tunnels	**56,50 $**	**1 à 97**	**-**	**210 384**	**(132) $**

31 décembre 2008			Volume théorique (MWh)		
Instruments dérivés	Prix fixe (par MWh)	Période (mois)	Ventes	Achats	Juste valeur
Swaps et tunnels	60,50 $ à 88,00 $	1 à 24	2 595 105	-	734 $
Swaps et tunnels	56,50 $ à 75,75 $	1 à 108	-	259 520	5 207 $

L'encours des couvertures du coût thermique de la Fiducie se présentait comme suit :

31 décembre 2009			**Volume théorique (GJ ou MWh)**		
Instruments dérivés	**Prix fixe (par GJ ou MWh)**	**Période (mois)**	**Ventes**	**Achats**	**Juste valeur**
Gaz naturel (par GJ)	**5,123 $**	**1**	**-**	**72 000**	**18 $**
Électricité (par MWh)	**65,50 $ à 70,00 $**	**1**	**1 575**	**-**	**128 $**

31 décembre 2008			Volume théorique (GJ ou MWh)		
Instruments dérivés	Prix fixe (par GJ ou MWh)	Période (mois)	Ventes	Achats	Juste valeur
Gaz naturel (par GJ)	6,07 $	1	-	14 700	(5) $
Électricité (par MWh)	107,50 $ à 195,50 $	1	1 225	-	29 $

Gestion du risque de taux d'intérêt

Pour se protéger de l'incidence des fluctuations futures des taux d'intérêt, la Fiducie conclut des swaps de taux d'intérêt pour fixer le taux d'intérêt sur une partie des acceptations bancaires émises en vertu des facilités de crédit. L'objectif de la Fiducie est d'avoir environ 70 % à 75 % de sa dette à des taux d'intérêt fixes.

L'encours des swaps de taux d'intérêt de la Fiducie se présentait comme suit :

31 décembre 2009	**Taux d'intérêt moyen pondéré**	**Période (mois)**	**Montant nominal**	**Juste valeur**
Swaps	**2,756 %**	**1 à 26**	**185 000 $**	**(282) $**

31 décembre 2008	Taux d'intérêt moyen pondéré	Période (mois)	Montant nominal	Juste valeur
Swaps	3,746 %	1 à 15	205 000 $	(4 814) $

Gestion du risque de change

La Fiducie conclut des contrats de change à terme, des swaps et des options sur change pour gérer le risque de fluctuation des flux de trésorerie lié aux variations des taux de change du dollar américain et des euros.

L'encours des contrats de la Fiducie se présentait comme suit :

31 décembre 2009	**Prix fixe**	**Période (mois)**	**Montant nominal**	**Juste valeur**
Swaps ($ US)	**1,0164 $ à 1,2215 $**	**1 à 21**	**16 900 $**	**248 $**

31 décembre 2008	Prix fixe	Période (mois)	Montant nominal	Juste valeur
Swaps ($ US)	1,0164 $ à 1,2925 $	1 à 21	3 273 $	539 $
Contrats à terme et options (euro)[1]	1,470 $ à 1,5350 $	4 à 9	62 700 €	12 651 $

[1] *Liés au contrat avec Enercon GM visant l'approvisionnement et l'installation d'éoliennes destinées au parc d'éoliennes de Bear Mountain. Les obligations sont libellées en euros.*

En 2009, AltaGas a conclu un contrat de stockage de gaz naturel libellé en dollars américains qui comprenait un dérivé incorporé. La variation de la valeur du contrat est constatée à titre de gain latent sur la gestion du risque. Le gain latent s'élevait à 87 057 $ au 31 décembre 2009.

Contrat à terme sur obligations

En avril 2009, la Fiducie a émis des billets à moyen terme de premier rang non garantis échéant en avril 2014 pour un montant de 200,0 millions de dollars. Pour couvrir partiellement le risque de hausse des taux d'intérêt, la Fiducie a conclu un contrat à terme sur obligations de 50,0 millions de dollars avec une banque à charte canadienne en décembre 2008, afin de bloquer un rendement obligataire à cinq ans du gouvernement du Canada d'environ 3,28 %. La Fiducie a réglé le contrat à terme sur obligations en avril 2009 et le versement de 3,4 millions de dollars a été comptabilisé dans les autres éléments du résultat étendu et est amorti dans les intérêts débiteurs sur la durée du billet à moyen terme.

Analyse de sensibilité

L'analyse de sensibilité est estimée en fonction des volumes théoriques de chaque contrat de marchandises, de swaps de taux d'intérêt et de change en cours, en tenant compte de l'incidence des impôts futurs.

Le tableau suivant présente les effets possibles des changements des facteurs de risque importants sur le bénéfice net et les autres éléments du résultat étendu d'AltaGas pour les contrats en cours au 31 décembre 2009 :

Facteur	Augmentation ou diminution[1]	Augmentation ou diminution du bénéfice net	Augmentation ou diminution des autres éléments du résultat étendu
Prix moyens du réseau commun d'électricité de l'Alberta	1/MWh $	- $	951 $
Prix au comptant du gaz naturel (AECO)	0,50/GJ $	758	-
Différentiels de fractionnement des LGN			
Propane	1/Bbl $	152	142
Butane	1/Bbl $	81	
WTI	1/Bbl $	15	43
Gaz naturel en remplacement de la valeur thermique des LGN	0,50/GJ $	-	1 177
Change ($ US seulement)	1 %	7	275
Swaps de taux d'intérêt	25 bps	423	-
Change	1 %	121 $	- $

[1] *Augmentation ou diminution estimative des prix ou des courbes des contrats à terme.*

Risque de crédit sur instruments financiers

Le risque de crédit découle de la possibilité qu'une contrepartie à un instrument financier soit incapable de respecter ses obligations selon les modalités du contrat.

La politique de crédit d'AltaGas décrit les paramètres utilisés pour consentir, évaluer et surveiller le crédit consenti aux contreparties ainsi que pour établir des rapports sur ce crédit. AltaGas réduit le risque de contrepartie au minimum en menant des évaluations de crédit sur les contreparties afin de fixer des limites de crédit précises pour les clients, avant la fourniture de produits ou la prestation de services et de façon récurrente. En outre, la plupart des contrats comprennent des clauses de limitation du crédit qui permettent à AltaGas d'obtenir de la part des contreparties des garanties financières ou des garanties d'exécution dans certaines situations. AltaGas constitue une provision pour créances douteuses dans le cours normal de ses activités.

Le risque de crédit maximal de la Fiducie se compose essentiellement de la valeur comptable des actifs financiers non dérivés et de la juste valeur des actifs financiers dérivés. Au 31 décembre 2009, AltaGas n'avait aucune concentration importante de risque de crédit auprès d'une contrepartie.

Créances en souffrance ou créances douteuses

La Fiducie avait les débiteurs en souffrance ou ayant subi une baisse de valeur suivants :

31 décembre 2009

			Créances non douteuses par période			
Créances	**2009**	**Créances douteuses**	**Moins de 30 jours**	**31 à 60 jours**	**61 à 90 jours**	**Plus de 90 jours**
Créances clients	**191 797 $**	**2 167 $**	**170 572 $**	**8 379 $**	**2 841 $**	**7 838 $**
Autres créances	**14 043**	**-**	**9 974**	**-**	**161**	**3 908**
Provision pour créances irrécouvrables	**(2 167)**	**(2 167)**	**-**	**-**	**-**	**-**
	203 673 $	**- $**	**180 546 $**	**8 379 $**	**3 002 $**	**11 746 $**

Provision pour créances irrécouvrables	
Provision pour créances irrécouvrables au début de l'exercice	1 908 $
Charge de l'exercice	259
Provision pour créances irrécouvrables à la fin de l'exercice	**2 167 $**

31 décembre 2008 — Créances non douteuses par période

Créances	2008	Créances douteuses	Moins de 30 jours	31 à 60 jours	61 à 90 jours	Plus de 90jours
Créances clients	213 959 $	1 908 $	193 012 $	9 887 $	3 029 $	6 123 $
Autres créances	8 229	-	7 672	-	194	363
Provision pour mauvaises créances irrécouvrables	(1 908)	(1 908)	-	-	-	-
	220 280 $	- $	200 684 $	9 887 $	3 223 $	6 486 $

Provision pour créances irrécouvrables	
Provision pour créances irrécouvrables au début de l'exercice	1 765 $
Charge de l'exercice	143
Provision pour mauvaises créances à la fin de l'exercice	1 908 $

Risque d'illiquidité sur instruments financiers

Le risque d'illiquidité constitue le risque que la Fiducie soit incapable de respecter ses obligations financières à l'échéance. La Fiducie gère ce risque au moyen d'un vaste processus de budgétisation et de surveillance afin de s'assurer qu'elle a suffisamment de liquidités et de facilités de crédit pour respecter ses obligations. L'objectif de la Fiducie vise à maintenir sa notation de première qualité afin d'avoir accès au financement par capitaux d'emprunt ou par capitaux propres, au besoin (note 15).

Au 31 décembre 2009, les échéances contractuelles des passifs financiers non dérivés se présentaient comme suit :

		Paiements exigibles par période			
	Total	Moins de 1 an	1 an à 3 ans	4 ans à 5 ans	Plus de 5 ans
Dette à court terme	14 626 $	14 626 $	- $	- $	- $
Tranche de la dette à long terme échéant à moins d'un an[2]	591 944	591 944	-	-	-
Dette à long terme[1]	411 380	-	104 858	206 522	100 000
	1 017 950 $	606 570 $	104 858 $	206 522 $	100 000 $

[1] *Composée des crédits d'exploitation, des billets à moyen terme et des obligations au titre des contrats de location-acquisition, excluant les frais de financement reportés (note 10).*

[2] *Il est prévu que les facilités de crédit venant à échéance d'ici les 12 prochains mois seront refinancées à long terme.*

16. AVOIR DES PORTEURS DE PARTS

31 décembre	2009	2008
Capital des porteurs de parts *(note 17)*	**982 662 $**	850 992 $
Surplus d'apport *(notes 4, 11 et 18)*	**5 621**	4 261
Bénéfices cumulés	**815 045**	673 736
Débentures convertibles	**-**	1 600
Bons de souscription	**4 500**	4 500
Dividendes cumulés	**(41 114)**	(41 114)
Distributions aux porteurs de parts cumulées déclarées[1]	**(709 058)**	(538 227)
Distributions d'actions ordinaires de Utility Group	**(29 848)**	(29 848)
Rajustements transitoires découlant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	**(176)**	-
Cumul des autres éléments du résultat étendu	**21 225**	31 542
	1 048 857 $	957 442 $

[1] *Les distributions aux porteurs de parts cumulées versées par la Fiducie au 31 décembre 2009 s'élevaient à 694,0 millions de dollars (525,3 millions de dollars au 31 décembre 2008).*

17. CAPITAL DES PORTEURS DE PARTS

La Fiducie est autorisée à émettre :

- un nombre illimité de parts de fiducie rachetables au comptant au gré du porteur;
- un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2014, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts d'AltaGas LP #1 en circulation chute sous 750 000. Après le 1er mai 2014, l'échange se fera au gré de la Fiducie ou du porteur de parts;
- un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership No. 2 (AltaGas LP #2) qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2009, l'échange se faisait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts d'AltaGas LP #2 en circulation chutait sous 1 000 000. Depuis le 1er mai 2009, l'échange se fait au gré de la Fiducie ou du porteur de parts.

Parts de fiducie émises et en circulation	Nombre	Montant
31 décembre 2007	56 057 438	493 866 $
Parts émises au comptant à l'exercice d'options	2 150	55
Parts émises en vertu du régime de réinvestissement des distributions[1]	1 635 937	34 612
Parts émises contre des parts échangeables	60 890	859
Parts émises à l'acquisition d'entreprises	7 553 174	194 645
Parts émises à la conversion des débentures convertibles	53 439	1 843
Parts émises dans le cadre d'un appel public à l'épargne (déduction faite de frais d'émission de 5,2 millions de dollars)	4 398 750	110 077
31 décembre 2008	69 761 778	835 957 $

Parts échangeables émises et en circulation		
Émises par AltaGas LP #1 le 31 décembre 2007	2 040 456	11 678 $
Parts d'AltaGas LP #1 rachetées contre des parts de fiducie	(60 890)	(859)
Parts émises à l'acquisition d'entreprises	163 607	4 216
31 décembre 2008	2 143 173	15 035
Émises et en circulation au 31 décembre 2008	71 904 951	850 992 $

Parts de fiducie émises et en circulation	Nombre de parts	Montant
31 décembre 2008	69 761 778	835 957 $
Parts émises au comptant à l'exercice d'options	71 750	1 246
Parts émises en vertu du régime de réinvestissement des distributions[1]	2 236 266	34 169
Parts émises contre des parts échangeables	59 517	892
Parts émises à la conversion des débentures convertibles	2 637	71
Parts émises dans le cadre d'un appel public à l'épargne (déduction faite de frais d'émission de 5,4 millions de dollars et d'une économie d'impôts de 0,9 million de dollars)[2]	6 100 000	96 184
31 décembre 2009	**78 231 948 $**	**968 519 $**

Parts échangeables émises et en circulation	Nombre de parts	Montant
Émises par AltaGas LP #1 le 31 décembre 2008	2 143 173	15 035 $
Parts d'AltaGas LP #1 rachetées contre des parts de fiducie	(59 517)	(892)
31 décembre 2009	**2 083 656**	**14 143**
Émises et en circulation au 31 décembre 2009	**80 315 604**	**982 662 $**

1 *Régime de réinvestissement des distributions et régime optionnel d'achat de parts.*

2 *Le produit net de l'émission de parts ne sera pas rattaché aux parts émises en raison des éléments hors trésorerie, notamment les économies d'impôt.*

Nombre moyen pondéré de parts en circulation[1]	**2009**	2008
Nombre de parts – de base	**78 539 800**	68 812 654
Instruments de capitaux propres dilutifs[2]	**830 847**	890 744
Nombre de parts – dilué	**79 370 647**	69 703 398

1 *Comprennent les parts échangeables.*

2 *Comprennent les options, les débentures convertibles et les bons de souscription.*

La Fiducie a un régime d'options d'achat de parts auquel les employés et les administrateurs sont admissibles. Au 31 décembre 2009, 10 % des parts en circulation étaient réservées pour émission en vertu de ce régime. Au 31 décembre 2009, les droits des options attribuées en vertu du régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 31 décembre 2009, les options en cours pouvaient être exercées à diverses dates sur une période d'au plus neuf ans. Au 31 décembre 2009, la juste valeur non imputée de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,7 million de dollars (0,6 million de dollars au 31 décembre 2008).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Options en cours			
	2009		2008	
	Nombre d'options	Prix d'exercice[1]	Nombre d'options	Prix d'exercice[1]
Options d'achat de parts en cours au début de l'exercice	**2 972 250**	**20,33 $**	1 310 400	26,36 $
Attribuées	**1 024 500**	**18,04**	1 882 250	16,84
Exercées	**(71 750)**	**12,94**	(2 150)	17,17
Échues	**(117 750)**	**20,30**	(218 250)	26,42
Options d'achat de parts en cours à la fin de l'exercice	**3 807 250**	**19,86 $**	2 972 250	20,33 $
Options d'achat de parts exerçables à la fin de l'exercice	**1 194 398**	**23,48 $**	602 326	25,91 $

[1] *Moyenne pondérée.*

Le tableau suivant résume le régime d'options d'achat de parts des employés au 31 décembre 2009 :

	Options en cours			Options exerçables	
	Nombre d'options en cours	Prix d'exercice moyen pondéré	Durée contractuelle restante moyenne pondérée	Nombre d'options exerçables	Prix d'exercice
5,00 $ à 15,25	1 301 250	14,17 $	8,87	296 500	13,94 $
15,26 $ à 25,08	1 714 500	20,56	8,95	327 564	24,34
25,09 $ à 29,15	791 500	27,67	6,89	570 334	27,95
	3 807 250	19,86 $	8,49	1 194 398	23,48 $

La juste valeur de chaque option attribuée est évaluée à la date d'attribution selon le modèle de Black et Scholes, à l'aide des hypothèses moyennes pondérées suivantes au titre des attributions :

	2009	2008
Taux d'intérêt sans risque (%)	**3,35**	3,43
Durée prévue (en années)	**10**	10
Volatilité prévue (%)	**24,58**	23,81
Distributions annuelles par part (en dollars)	**2,15**	2,10

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains employés. À compter de 2008, tous les employés sont devenus admissibles au régime de parts fictives. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de Fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée en 2009 à l'égard de ce régime étant de 7,2 millions de dollars (5,5 millions de dollars en 2008). Au 31 décembre 2009, la juste valeur non imputée de la charge de rémunération à base de parts associée aux périodes futures était de 26,4 millions de dollars (18,4 millions de dollars au 31 décembre 2008).

18. SURPLUS D'APPORT

	2009	2008
Solde au début de l'exercice	**4 261 $**	3 875 $
Amortissement des options d'achat de parts	**376**	431
Exercice d'options d'achat de parts	**(318)**	(18)
Annulation d'options d'achat de parts	**(213)**	(27)
Autres ajustements[1]	**1 515**	-
Solde à la fin de l'exercice	**5 621 $** $	4 261 $

[1] *Incluent la composante capitaux propres des débentures convertibles de 1,6 million de dollars rachetées en septembre 2009 (note 11).*

19. RÉSULTAT NET PAR PART

Le calcul du résultat net par part est présenté dans le tableau suivant

Exercices terminés les 31 décembre	2009	2008
Numérateur		
Numérateur du résultat de base net par part	**141 309 $**	163 571 $
Numérateur du résultat dilué net par part	**141 998 $**	164 567 $
Dénominateur		
Nombre moyen pondéré de parts	**78 540**	68 813
Instruments de capitaux propres dilutifs[1]	**831**	891
Dénominateur du résultat dilué net par part	**79 371**	69 704
Résultat de base net par part	**1,80 $**	2,38 $
Résultat dilué net par part	**1,79 $**	2,36 $

[1] *Comprennent les options, les débentures convertibles et les bons de souscription.*

20. ENGAGEMENTS

Les paiements minimums futurs estimatifs en vertu de contrats de location-exploitation de bureaux, de matériel de bureau et de matériel roulant au 31 décembre 2009 s'établissaient comme suit :

2010	4 985 $
2011	4 386
2012	3 602
2013	886
2014	601
	14 460 $

En 1999, la Fiducie a conclu un contrat d'achat de gaz naturel tiré de réserves précises moyennant 0,05 $ le mpc pour la durée de vie des réserves. La production tirée de ces réserves a été de 841 mpc/j en 2009 (1 239 mpc/j en 2008).

En 2007, AltaGas a conclu un contrat de service et d'entretien avec Enercon GmbH pour les éoliennes du parc de Bear Mountain. La Fiducie devra payer au moins 0,5 million de dollars au cours des 12 prochains exercices.

En 2009, AltaGas a conclu un contrat de stockage de vingt ans au carrefour de Dawn dans le sud-ouest de l'Ontario. La Fiducie est tenue de verser environ 3,3 millions de dollars par année sur toute la durée du contrat de services de stockage.

En 2009, AltaGas a conclu divers contrats d'achat auprès des installations de traitement du gaz d'Ante Creek et de Pouce Coupe. En 2010, la Fiducie est tenue de verser respectivement environ 1,5 million de dollars et 1,6 million de dollars pour accroître la capacité de traitement de ces installations.

21. VARIATION NETTE DU FONDS DE ROULEMENT HORS TRÉSORERIE

La variation nette des éléments du fonds de roulement hors trésorerie a fait augmenter (diminuer) les flux de trésorerie provenant de l'exploitation, comme suit :

Exercices terminés les 31 décembre	**2009**[1]	2008[1]
Débiteurs	**41 744 $**	4 803 $
Stocks	**(626)**	(645)
Autres actifs à court terme[2]	**200**	(4 491)
Actifs réglementaires	**(1 774)**	-
Créditeurs et charges à payer	**(75 057)**	(7 878)
Dépôts des clients	**6 661**	(352)
Produits constatés d'avance	**(2 777)**	1 059
Autres passifs à court terme	**(7 096)**	12 606
	(38 725)	5 102
Ajouter : augmentation (diminution) des coûts en capital à payer	**20 996**	(15 993)
Variation nette du fonds de roulement hors trésorerie lié à l'exploitation	**(17 729) $**	(10 891) $

[1] *Certains postes peuvent ne pas correspondre à la variation nette indiquée au bilan consolidé en raison d'une acquisition.*

[2] *Excluent un billet à recevoir de 6,5 millions de dollars inclus dans les activités d'investissement en 2008.*

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

Exercices terminés les 31 décembre	**2009**	2008
Intérêts payés	**32 328 $**	24 023 $
Impôts sur les bénéfices payés (recouvrés)	**(89) $**	2 577 $

22. RÉGIMES DE RETRAITE ET RÉGIMES D'AVANTAGES COMPLÉMENTAIRES DE RETRAITE

Régime de retraite à cotisations déterminées

Le 1er juillet 2005, AltaGas a mis en œuvre un régime de retraite à cotisations déterminées pour la quasi-totalité des employés. Le régime de retraite à cotisations déterminées remplaçait le régime enregistré d'épargne-retraite (REER) collectif comme régime de retraite principal d'AltaGas pour ses employés.

La charge nette de retraite comptabilisée au titre du régime de retraite à cotisations déterminées a été de 2,3 millions de dollars pour l'exercice terminé le 31 décembre 2009 (1,7 million de dollars en 2008).

Régimes de retraite à prestations déterminées

En date du 25 août 2004, le passif au titre du régime de retraite non contributif à prestations déterminées pour les années de service ouvrant droit à pension antérieures à AltaGas de neuf employés de la Fiducie a été pris en charge en vertu de la partie II du régime de retraite des employés par suite de l'acquisition. Aucune autre année de service ne sera cumulée en vertu de ce régime dans l'avenir.

Les cotisations au régime relatives aux parties II, III et IV du régime de retraite des employés en 2009 ont été faites conformément au rapport d'évaluation actuarielle aux fins de la capitalisation au 30 septembre 2008 selon un rapport

daté du 29 avril 2009, et les cotisations au régime pour 2008 ont été faites conformément au rapport d'évaluation actuarielle aux fins de la capitalisation au 30 septembre 2005 selon un rapport daté du 29 mars 2006.

Au 31 décembre 2009, l'obligation au titre des prestations constituées de la Fiducie à l'égard de ce régime s'établissait à 2,2 millions de dollars (1,9 million de dollars au 31 décembre 2008). Au 31 décembre 2009, le régime avait comptabilisé dans ses états financiers consolidés un actif au titre des prestations constituées de 3 000 $ (10 000 $ au 31 décembre 2008).

En 2008, la Fiducie a pris en charge deux régimes de retraite à prestations déterminées par suite de l'acquisition de Taylor (note 3). Ces régimes concernent les employés syndiqués de l'usine d'extraction Younger (Younger) et certains employés du complexe Harmattan (Harmattan). Les cotisations au régime de retraite de Younger et au régime de retraite de Harmattan en 2009 ont été versées en fonction d'une évaluation actuarielle aux fins de capitalisation respectivement au 31 décembre 2006 et au 31 décembre 2008. Au 31 décembre 2009, l'obligation au titre des prestations constituées de la Fiducie à l'égard de ces régimes s'établissait à 9,0 millions de dollars (7,7 millions de dollars au 31 décembre 2008). Au 31 décembre 2009, ces régimes avaient comptabilisé dans les états financiers consolidés un passif au titre des prestations constituées de 0,8 million de dollars (1,1 million de dollars au 31 décembre 2008).

En 2009, la Fiducie a pris en charge deux régimes de retraite à prestations déterminées non contributifs par suite de l'acquisition de Utility Group (note 3). Les régimes touchent la quasi-totalité des employés à temps plein d'AUI. Les cotisations aux régimes de retraite d'AUI en 2009 ont été faites conformément aux rapports d'évaluation actuarielle aux fins de la capitalisation au 30 septembre 2008 selon des rapports datés du 31 mars 2009. Au 31 décembre 2009, l'obligation au titre des prestations constituées de la Fiducie à l'égard de ces régimes s'établissaient à 19,0 millions de dollars (néant au 31 décembre 2008). Au 31 décembre 2009, les régimes avaient comptabilisé dans les états financiers consolidés un passif au titre des prestations constituées de 1,4 million de dollars (néant au 31 décembre 2008).

Pour l'exercice terminé le 31 décembre 2009, la charge nette de retraite pour l'ensemble des régimes à prestations déterminées s'établissait à 0,8 million de dollars (0,4 million de dollars en 2008).

Régime de retraite complémentaire des dirigeants (RRCD)

En date du 1er juillet 2005, la Fiducie a établi un régime de retraite à prestations déterminées non enregistré qui procure aux dirigeants admissibles des prestations de retraite déterminées en fonction du salaire moyen, des années de service et de l'âge de la retraite. En 2009, la Fiducie a pris en charge le passif comptabilisé au titre du RRCD détenu par Utility Group (note 3). Au 31 décembre 2009, l'obligation au titre des prestations constituées de la Fiducie à l'égard de ce régime s'établissait à 6,4 millions de dollars (3,6 millions de dollars au 31 décembre 2008). Au 31 décembre 2009, le régime avait comptabilisé dans les états financiers un passif au titre des prestations constituées de 6,2 millions de dollars (3,7 million de dollars au 31 décembre 2008).

Les prestations du RRCD sont versées à même le revenu général d'AltaGas à mesure que les paiements sont exigibles. Une garantie est fournie pour les prestations du RRCD au moyen d'une lettre de crédit dans un compte en fiducie ouvert dans le cadre d'une convention de retraite.

Pour l'exercice terminé le 31 décembre 2009, la charge nette de retraite au titre du RRCD s'établissait à 1,2 million de dollars (1,7 million de dollars en 2008).

Avantages complémentaires de retraite

En 2008, la Fiducie a pris en charge deux régimes de retraite à prestations déterminées pour les employés syndiqués de Younger et de Harmattan. Les prestations versées aux retraités se limitent au paiement de primes d'assurance-vie et d'assurance-maladie.

En 2009, la Fiducie a pris en charge les régimes d'avantages complémentaires de retraite pour certains employés d'AUI, qui offrent de l'assurance vie et des prestations pour soins de santé. Ces régimes d'avantages complémentaires de retraite ne sont pas capitalisés.

Pour l'exercice terminé le 31 décembre 2009, la charge nette de retraite comptabilisée au titre de ces régimes a été de 0,2 million de dollars (0,1 million de dollars en 2008).

Les estimations au titre des prestations pour soins de santé tiennent compte de l'augmentation des prestations attribuable au vieillissement des participants et des hausses de coûts futures. Le taux tendanciel hypothétique des coûts des soins de santé utilisé pour évaluer le coût des prestations pour soins de santé prévu est de 7,83 % et le taux tendanciel définitif de 4,50 % devrait être atteint d'ici 2029.

Le tableau suivant résume les régimes à prestations déterminées, y compris le RRCD et les régimes d'avantages complémentaires de retraite :

	Prestations déterminées 2009	**Avantages complémentaires de retraite 2009**	Prestations déterminées 2008	Avantages complémentaires de retraite 2008
Régimes à prestations déterminées				
Solde au début de l'exercice	13 146 $	563 $	4 968 $	- $
Régimes pris en charge par suite de l'acquisition[1, 2]	**16 910**	**1 217**	10 154	734
Gain actuariel	**3 673**	**617**	(3 588)	(235)
Coût des services rendus au cours de l'exercice	**2 261**	**93**	1 575	37
Cotisations des participants	**-**	**-**	102	-
Coût des services passés	**-**	**-**	294	-
Intérêts débiteurs	**2 249**	**136**	844	41
Prestations versées	**(1 628)**	**(55)**	(1 203)	(14)
Solde à la fin de l'exercice	**36 611**	**2 571**	13 146	563
Actifs des régimes				
Juste valeur au début de l'exercice	**8 763**	**-**	1 586	-
Actifs pris en charge au moment de l'acquisition[1, 2]	**14 542**	**-**	8 345	-
Perte réelle des actifs des régimes	**4 978**	**-**	(1 538)	-
Cotisations patronales	**2 280**	**55**	1 471	14
Cotisations des participants	**95**	**-**	102	-
Prestations versées	**(1 628)**	**(55)**	(1 203)	(14)
Dépenses prévues au titre des régimes	**(342)**	**-**	-	-
Juste valeur à la fin de l'exercice	**28 688**	**-**	8 763	-
État de la capitalisation	**(7 923)**	**(2 571)**	(4 383)	(563)
Obligation transitoire non amortie	**179**	**181**	-	-
Coûts des services passés non amortis	**625**	**-**	(810)	-
Perte actuarielle nette non amortie	**1 511**	**137**	389	(235)
Passif au titre des prestations constituées comptabilisé dans les états financiers	**(5 608) $**	**(2 253) $**	(4 804) $	(798) $

	2009	2009	2008	2008
Principales hypothèses actuarielles retenues aux 31 décembre				
Taux d'actualisation (%)	**6,20 à 7,10**	**6,50 à 6,70**	7,25	7,25
Taux de rendement prévu à long terme des actifs des régimes (%)	**6,75 à 7,75**	**6,75**	6,75 à 7,25	7,25
Taux d'augmentation de la rémunération (%)	**4,00 à 5,50**	**4,00**	3,50 à 4,00	4,00
Durée résiduelle moyenne d'activité des employés actifs (en années)	**14,8**	**10,1**	12,9	9,2
Coût net des prestations pour l'exercice				
Charges et coûts des prestations au titre des services rendus au cours de l'exercice	**1 519 $**	**43 $**	1 575 $	37 $
Intérêts débiteurs	**1 262**	**62**	844	41
Gain réel (perte réelle) des actifs des régimes	**(2 362)**	**-**	1 538	-
Gain actuariel lié (perte actuarielle liée) à l'obligation au titre des prestations constituées	**2 380**	**209**	(3 588)	(235)
Coût survenu au cours de l'exercice	**2 799**	**314**	369	(157)
Écarts entre le coût survenu au cours de l'exercice et le coût constaté au cours de l'exercice à l'égard des éléments suivants :				
Gain actuariel (perte actuarielle) des actifs des régimes	**1 498**	**-**	(2 197)	-
Modification aux régimes	**1**	**-**	-	-
Gain actuariel lié (perte actuarielle liée) à l'obligation au titre des prestations constituées	**(2 414)**	**(231)**	3 588	235
Amortissement du coût des services passés	**77**	**-**	371	-
Obligations transitoires	**11**	**7**	-	-
Coût net des prestations de l'exercice constaté	**1 972 $**	**90 $**	2 131 $	78 $

[1] *Comprennent le régime d'AUI acquis par suite de l'acquisition de Utility Group (note 3) en 2009.*

[2] *Comprennent les régimes de Younger et de Harmattan acquis en même temps que Taylor (note 3) in 2008.*

Les actifs sont investis dans des fonds équilibrés dont la composition très diversifiée comprend des titres à revenu fixe, des actions canadiennes et des actions étrangères. La répartition globale des placements des régimes s'établissait comme suit au 31 décembre 2009 :

	Pourcentage de l'actif des régimes
Trésorerie et équivalents à court terme	2,4 %
Actions canadiennes	33,78 %
Actions étrangères	27,74 %
Titres à revenu fixe	36,08 %
	100,00 %

Les taux tendanciels hypothétiques des coûts de soins de santé ont une incidence importante sur les montants comptabilisés au titre des régimes de soins de santé. Une variation d'un point de pourcentage de ces taux en 2009 aurait les effets suivants en 2009 :

	Augmentation	Diminution
Prestations au titre des services rendus et intérêts débiteurs	7	(6)
Obligation au titre des prestations constituées	310	(249)

23. OPÉRATIONS ENTRE PARTIES LIÉES

Le 8 octobre 2009, AltaGas a fait l'acquisition de la totalité des actions ordinaires en circulation de Utility Group (note 3) et, par conséquent, consolide les résultats d'exploitation de Utility Group avec les résultats de la Fiducie. Toutes les opérations intersociétés ont été éliminées au moment de la consolidation.

Dans le cours normal des affaires, la Fiducie et ses sociétés affiliées concluent des opérations avec des parties liées. Ces opérations ont été comptabilisées à leur valeur d'échange comme suit :

Exercices terminés les 31 décembre	**2009**	2008
Frais d'administration, de gestion et d'autres services payés par :		
Utility Group à la Fiducie[1]	**- $**	219 $
La Fiducie à Utility Group[1]	**- $**	4 $
Ventes de gaz naturel par la Fiducie aux filiales de Utility Group[1]	**- $**	96 457 $
Honoraires pour services d'exploitation payés par les filiales de Utility Group[1]	**- $**	427 $
Services de transport fournis par les filiales de Utility Group[1]	**- $**	491 $
Paiements versés en vertu de contrats de location-exploitation de bureaux et de mobilier de bureau par la Fiducie à une société dont le propriétaire est un employé	**90 $**	88 $

[1] Comprennent les opérations jusqu'à la date d'acquisition de Utility Group (note 3).

Les montants correspondants à recevoir des parties liées et à payer à des parties liées ne portent pas intérêt et sont rattachés aux opérations dans le cours normal des affaires.

24. COENTREPRISES

La quote-part de la Fiducie dans ses ententes de coentreprises est décrite dans le tableau suivant :

	2009		2008	
Quote-part du bénéfice d'exploitation pour les exercices terminés les 31 décembre				
Produits	**238 176**	**$**	402 006	$
Charges	**193 807**		290 677	
	44 369	**$**	111 329	$
Quote-part de l'actif net au 31 décembre				
Actif à court terme	**31 304**	**$**	39 517	$
Immobilisations	**299 213**		283 426	
Ententes, contrats et relations de services énergétiques	**82 284**		88 893	
Placements à long terme et autres actifs	**14**		1	
Passif à court terme	**(15 644)**		(30 622)	
Autres passifs à long terme	**(1 660)**		(912)	
	395 511	**$**	380 303	$
Quote-part des flux de trésorerie pour les exercices terminés les 31 décembre				
Activités d'exploitation	**61 613**	**$**	121 015	$
Activités d'investissement	**(18 497)**		(214 624)	
Activités de financement	**(38 309)**		96 094	
	4 807	**$**	2 485	$

25. OPÉRATION NON MONÉTAIRE

Au premier trimestre de 2009, AltaGas a conclu avec un tiers une opération non monétaire qui lui a permis d'échanger des certificats d'énergie renouvelable (CER) de la Colombie-Britannique en contrepartie de réductions d'émissions vérifiées qui ont été générées en Alberta. Les CER seront créés grâce à l'énergie produite de 2009 à 2011 par le parc éolien de Bear Mountain. Les réductions d'émissions vérifiées reçues par AltaGas ont servi à réduire les coûts engagés pour se conformer au Alberta's Specified Gas Emitters Regulation en 2009.

26. PASSIF ÉVENTUEL

Panne d'électricité à la centrale Sundance B, unité 4

Le passif éventuel lié à la panne de la centrale Sundance B, unité 4 à la mi-décembre 2008 et attribuable au bris d'un ventilateur à tirage induit a été réglé en août 2009. Les modalités du règlement sont confidentielles. Aucun passif éventuel n'est à payer relativement à des pannes d'électricité.

27. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période considérée.

28. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Bons de souscription

Le 1er janvier 2010, AltaGas a émis 180 433 parts à l'exercice de bons de souscription spéciaux qui avaient été émis initialement en février 2008 à raison de une pour une au prix de 24,94 $ par bon de souscription spécial.

Landis Energy Corporation

Le 2 février 2010, AltaGas a fait une offre publique d'achat de toutes les actions ordinaires en circulation de Landis Energy Corporation pour une contrepartie au comptant de 0,80 $ par action ordinaire. L'acquisition est évaluée à environ 22 millions de dollars et, si elle est conclue, sera financée au moyen des facilités de crédit existantes d'AltaGas. L'offre est assujettie à certaines conditions, y compris l'acceptation par les porteurs d'au moins deux tiers des actions ordinaires en circulation de Landis et l'approbation par les autorités de réglementation. Il est actuellement prévu que l'offre prendra fin le 10 mars 2010.

29. INFORMATIONS SECTORIELLES

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. La majorité des opérations entre les secteurs d'exploitation est comptabilisée au prix du marché des marchandises et le reste, à la valeur d'échange. Conformément au chapitre 1700 du *Manuel de l'ICCA*, AltaGas a modifié la composition de ses secteurs isolables pour l'exercice terminé le 31 décembre 2009 par suite de modifications et de la croissance de l'entreprise. Les périodes correspondantes ont été retraitées pour tenir compte des trois secteurs isolables actuels. Les trois secteurs d'exploitation de la Fiducie sont décrits ci-dessous :

Gaz

- usines de traitement et d'extraction de LGN
- transport de gaz naturel et de LGN
- réseaux de collecte de gaz naturel et installations de traitement
- services de consultation en énergie et vente de gaz naturel et d'électricité
- installations de stockage de gaz naturel
- actifs réglementairres de distribution de gaz naturel

Électricité

- production d'électricité de centrales alimentées au gaz et au charbon conformément aux ententes d'achat d'électricité et à d'autres ententes
- centrales électriques alimentées au gaz
- centrale éolienne
- projets en cours de centrales éoliennes et de centrales électriques au fil de l'eau

Siège social

- coûts liés à la prestation de services généraux et frais généraux de l'entreprise, placements dans des entités ouvertes et fermées, actifs de l'entreprise et incidence des variations de la juste valeur des contrats de gestion du risque.

Les tableaux suivants présentent la composition par secteur :

Exercice terminé le 31 décembre 2009	**Gaz**		**Électricité**		**Siège social**		**Élimination intersectorielle**		**Total**	
Produits	**1 142 411**	**$**	**188 508**	**$**	**14 919**	**$**	**(81 270)**	**$**	**1 264 568**	**$**
Gain latent sur gestion du risque	**-**		**-**		**3 697**		**-**		**3 697**	
Coût des produits vendus	**(802 262)**		**(86 280)**		**-**		**76 854**		**(811 688)**	
Charges d'exploitation et d'administration	**(166 433)**		**(6 069)**		**(40 133)**		**4 416**		**(208 219)**	
Amortissement	**(63 427)**		**(8 167)**		**(2 527)**		**-**		**(74 121)**	
Gain de change	**-**		**-**		**(1)**		**-**		**(1)**	
Intérêts débiteurs	**-**		**-**		**(31 759)**		**-**		**(31 759)**	
Bénéfice (perte) avant impôts sur les bénéfices	**110 289**	**$**	**87 992**	**$**	**(55 804)**	**$**	**-**	**$**	**142 477**	**$**
Acquisitions nettes										
Immobilisations[1]	**323 779**	**$**	**159 544**	**$**	**3 073**	**$**	**-**	**$**	**486 396**	**$**
Placement à long terme et autres actifs[2]	**(12 300)**	**$**	**(367)**	**$**	**24 410**	**$**	**-**	**$**	**11 743**	**$**
Écart d'acquisition	**201 728**		**-**		**-**		**-**		**201 728**	**$**
Actifs sectoriels	**2 053 177**	**$**	**425 899**	**$**	**150 020**	**$**	**-**	**$**	**2 629 096**	**$**

1 *Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises (note 3), comptabilisés à titre d'acquisitions de placements à long terme d'un montant de 245 397 $ à l'état des flux de trésorerie.*

2 *Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises (note 3), comptabilisés à titre d'acquisitions de placements à long terme d'un montant de 195 553 $ à l'état des flux de trésorerie.*

Exercice terminé le 31 décembre 2008	Gaz		Électricité		Siège social		Élimination intersectorielle		Total	
Produits	1 643 187	$	223 510	$	1 882	$	(62 770)	$	1 805 809	$
Gain latent sur gestion du risque	-		-		10 986		-		10 986	
Coût des produits vendus	(1 308 989)		(94 518)		-		63 189		(1 340 318)	
Charges d'exploitation et d'administration	(173 230)		(3 715)		(44 136)		(419)		(221 500)	
Amortissement	(57 306)		(7 436)		(2 236)		-		(66 978)	
Gain de change	-		-		1 369		-		1 369	
Intérêts débiteurs	-		-		(27 399)		-		(27 399)	
Bénéfice (perte) avant impôts sur les bénéfices	103 662	$	117 841	$	(59 534)	$	-		161 969	$
Acquisitions nettes										
Immobilisations[1]	664 847	$	136 523	$	6 592	$	-		807 962	$
Ententes, contrats et relations de services énergétiques	53 000	$	-		-		-		53 000	$
Placement à long terme et autres actifs[2]	-		713	$	(47 479)	$	-		(46 766)	$
Écart d'acquisition	143 840	$	-		-		-		143 840	$
Actifs sectoriels	1 708 335	$	268 474	$	155 444	$	-		2 132 253	$

1 *Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises (note 3), comptabilisés à titre d'acquisitions de placements à long terme d'un montant de 679 652 $ à l'état des flux de trésorerie de trésorerie.*

2 *Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises (note 3), comptabilisés à titre d'acquisitions de placements à long terme d'un montant de 358 259 $ à l'état des flux de trésorerie.*

ALTAGAS INCOME TRUST

Notice annuelle

Pour l'exercice terminé le 31 décembre 2009

Le 4 mars 2010

TABLE DES MATIÈRES

SEC File # 82-34911

INFORMATION PROSPECTIVE 3
GLOSSAIRE 5
CONVERSION MÉTRIQUE 9
ALTAGAS INCOME TRUST 10
STRUCTURE DE LA FIDUCIE 11
OBJECTIF DE LA FIDUCIE 12
- APERÇU DE L'ENTREPRISE 12
- STRATÉGIE D'ALTAGAS 12

SECTEURS DE L'ENTITÉ DÉCLARANTE 16
EMPREINTE GÉOGRAPHIQUE D'ALTAGAS 18
ÉVOLUTION GÉNÉRALE DES ACTIVITÉS DE LA FIDUCIE 19
- HISTORIQUE 19

ACTIVITÉS DE LA FIDUCIE 21
- SECTEURS D'EXPLOITATION 21
- SECTEUR GAZIER 22
- SECTEUR GAZIER – EXTRACTION ET TRANSMISSION 22
- SECTEUR GAZIER – COLLECTE ET TRAITEMENT SUR PLACE 28
- SECTEUR GAZIER – DISTRIBUTION DE GAZ NATUREL 32
- SECTEUR GAZIER – SERVICES ÉNERGÉTIQUES 39
- SECTEUR DE L'ÉLECTRICITÉ 40
- SECTEUR DU SIÈGE SOCIAL 44

DESCRIPTION DE LA FIDUCIE 45
GESTION DE LA FIDUCIE 45
- LE FIDUCIAIRE 45
- CONVENTION DE DÉLÉGATION 47
- CONVENTION D'ADMINISTRATION 48

DÉCLARATION DE FIDUCIE ET DESCRIPTION DES PARTS 49
- PARTS DE FIDUCIE 49
- PARTS À DROIT DE VOTE SPÉCIAL 49
- PARTS ÉCHANGEABLES 50
- ÉMISSION DE PARTS 50
- DISTRIBUTIONS 50
- ACHAT DE PARTS 50
- DROIT DE RACHAT DES PARTS DE FIDUCIE 50
- ASSEMBLÉES DES PORTEURS DE PARTS 52
- LIMITES À LA PROPRIÉTÉ PAR DES NON-RÉSIDENTS 52
- MODIFICATIONS DE LA DÉCLARATION DE FIDUCIE 53
- DURÉE DE LA FIDUCIE 54
- OFFRES PUBLIQUES D'ACHAT 54

HOLDING TRUST 54
- GÉNÉRALITÉS 54
- DROIT DE RACHAT 55
- DISTRIBUTIONS AU COMPTANT 55
- LIMITATION APPLICABLE À LA PROPRIÉTÉ PAR DES NON-RÉSIDENTS 55
- RESTRICTIONS APPLICABLES AU TRANSFERT DES PARTS DE FIDUCIE DU HOLDING TRUST 55
- BILLETS DU HOLDING TRUST 55
- ASSEMBLÉES DES PORTEURS DE PARTS DU HOLDING TRUST 57

COMMANDITÉ 57
- ADMINISTRATEURS ET MEMBRES DE LA DIRECTION 57
- CONVENTION UNANIME DES ACTIONNAIRES 62

ALTAGAS LTD. 62
- ADMINISTRATEURS ET MEMBRES DE LA DIRECTION 62

FACTEURS DE RISQUE 64
- RISQUES LIÉS À LA FIDUCIE ET AUX PARTS DE LA FIDUCIE 64
- RISQUES INHÉRENTS AUX ENTITÉS EN EXPLOITATION DE LA FIDUCIE 69

RÉGLEMENTATION ENVIRONNEMENTALE 72
DISTRIBUTIONS 74
RÉGIME DE RÉINVESTISSEMENT DES DISTRIBUTIONS 75
MARCHÉ POUR LA NÉGOCIATION DES TITRES 76

PRINCIPALES INFORMATIONS FINANCIÈRES CONSOLIDÉES 77
NOTATIONS DU CRÉDIT ET DE LA STABILITÉ 77
CONTRATS IMPORTANTS 78
MEMBRES DE LA DIRECTION ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES 79
POURSUITES 79
INTÉRÊTS DES EXPERTS 79
INFORMATIONS SUPPLÉMENTAIRES 79
AGENTS DES TRANSFERTS ET AGENTS CHARGÉS DE LA TENUE DES REGISTRES 79
DATE DE PRISE D'EFFET 79
ANNEXE A : MANDAT DU COMITÉ DE VÉRIFICATION A-1

Sauf indication contraire, le terme « dollars » désigne le dollar canadien dans la présente notice annuelle.

INFORMATION PROSPECTIVE

La présente notice annuelle contient des énoncés prospectifs. Lorsqu'ils sont utilisés dans la présente notice annuelle, les verbes « pouvoir », « devoir », « compter », « prévoir », « s'attendre à », « croire », « chercher à », « se proposer de », « estimer » éventuellement employés au futur ou au conditionnel et autres expressions semblables, en ce qui concerne la Fiducie ou un membre de son groupe, sont censés signaler des énoncés prospectifs. En particulier, la présente notice annuelle contient des énoncés prospectifs se rapportant, entre autres, aux objectifs commerciaux, à la croissance, aux résultats d'exploitation, au rendement, aux projets commerciaux et aux débouchés prévus, ainsi qu'aux résultats financiers.

Plus particulièrement, ces énoncés prospectifs sont présentés relativement à la stratégie globale de la Fiducie décrite aux rubriques « Objectif de la Fiducie – Stratégie d'AltaGas », notamment en ce qui a trait à la contribution relative de l'électricité et du gaz à la croissance des produits, et les énoncés qui ont trait aux occasions procurées par le secteur gazier relativement : aux attentes relatives au BSOC; aux occasions de croissance que permettent la modification des centrales; à l'augmentation des participations; à l'acquisition et à la construction d'infrastructures et à la croissance de la demande; aux répercussions prévues du projet de coproduction Harmattan; à la contribution de l'infrastructure d'extraction de la Fiducie à la production, à l'utilisation et à la rentabilité; à l'existence d'occasions de construire ou d'acquérir des infrastructures et de générer des synergies d'exploitation; aux répercussions de la croissance de la production de gaz naturel dans le nord-est de la Colombie-Britannique et le nord-ouest de l'Alberta, dans la mesure où ces occasions se rapportent : à la croissance de la demande d'électricité et au recouvrement des coûts; au calendrier de production d'électricité supplémentaire; à l'impact de la mise hors service des centrales thermiques sur les occasions d'aménager de nouvelles centrales de production d'énergie propre. De plus, ces énoncés prospectifs figurent aux rubriques suivantes :

- « Secteurs d'exploitation – Secteur gazier – Transport », y compris les attentes concernant les volumes en 2010 et par la suite pour ce qui est du projet Suffield, à la prolongation d'un contrat existant à des conditions semblables pour ce qui est du projet Porcupine Hills et à la résiliation d'un contrat de transport relativement à Kahntah;

- « Secteurs d'exploitation – Secteur gazier – Collecte et traitement sur place », y compris les attentes concernant les niveaux d'activités de production et la demande pour les installations et les services de collecte et de traitement et la compétitivité de la Fiducie sur le marché intermédiaire;

- « Secteurs d'exploitation – Secteur gazier – Distribution de gaz naturel », y compris les attentes concernant la croissance attribuable à de nouveaux sites de service et à de nouvelles mises en service, les dépenses en immobilisation pour 2010 et l'accès à des sources d'approvisionnement adéquates en gaz naturel;

- « Secteurs d'exploitation – Secteur de l'électricité », y compris les attentes concernant la croissance par l'entremise des projets d'énergie renouvelable, le calendrier d'aménagement et les caractéristiques environnementales du projet d'aménagement éolien de Glenridge, le calendrier de construction des centrales au fil de l'eau de Log Creek et Kookipi Creek, la possibilité de faire croître le secteur des infrastructures énergétiques grâce à son portefeuille d'énergie renouvelable, les prix de l'électricité à long terme, les inducteurs de croissance du secteur de l'électricité, le calendrier d'aménagement et les intentions relatives aux projets d'aménagement hydroélectriques et éoliens de la Fiducie au Canada et aux États-Unis.

Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs pouvant faire en sorte que les résultats ou les événements réels diffèrent considérablement de ceux qu'ils prévoient. Ils font état du point de vue actuel de la Fiducie en ce qui a trait à des événements futurs d'après certains facteurs et hypothèses déterminants et sont exposés à certains risques et incertitudes, notamment des changements sur le marché, la concurrence, des faits nouveaux d'ordre gouvernemental ou dans la réglementation et la conjoncture économique en général, ainsi que les autres facteurs décrits dans la présente notice annuelle à la rubrique « Facteurs de risque ».

Bien des facteurs, y compris ceux énoncés ci-dessus, pourraient entraîner un écart entre les résultats, le rendement ou les réalisations réels de la Fiducie ou d'un secteur en particulier et ceux décrits dans la présente notice annuelle, et les hypothèses sur lesquelles ils sont fondés pourraient se révéler inexactes. Ces facteurs ne devraient pas être considérés comme exhaustifs. Si un ou plusieurs de ces risques ou incertitudes se concrétisaient ou si des hypothèses sous-jacentes aux énoncés prospectifs se révélaient inexactes, les résultats réels pourraient différer considérablement de ceux décrits dans la présente notice annuelle comme escomptés, prévus, recherchés, proposés, envisagés ou attendus, et il ne faut pas accorder une confiance excessive aux énoncés prospectifs inclus dans la présente notice annuelle. Ces énoncés sont formulés uniquement en date de la présente notice annuelle. La Fiducie n'a pas l'intention de les mettre à jour et n'y est

pas tenue, sauf exigence de la loi. Les énoncés prospectifs contenus dans la présente notice annuelle sont présentés expressément sous réserve du présent avertissement.

L'information financière prospective contenue dans la présente notice annuelle concernant les résultats d'exploitation, la situation financière ou les flux de trésorerie prospectifs est fondée sur des hypothèses à propos d'événements futurs, notamment la conjoncture et les plans d'action proposés, lesquelles sont fondées sur l'évaluation par la direction des renseignements pertinents actuellement disponibles. Les lecteurs sont priés de noter que cette information financière prospective contenue dans la présente notice annuelle ne devrait pas être utilisée à des fins autres que celles pour lesquelles elle est communiquée aux présentes.

GLOSSAIRE

Sauf indication contraire du contexte, les définitions ci-après s'appliquent à la présente notice annuelle. Les termes « convention » et « contrat », au singulier ou au pluriel, désignent les conventions et les contrats éventuellement modifiés, complétés ou mis à jour.

« **AESO** » L'Alberta Electric System Operator.

« **AltaGas** » AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership et les autres membres en exploitation du groupe de la Fiducie.

« **AltaGas LP1** » AltaGas Holding Limited Partnership No. 1.

« **AltaGas LP2** » AltaGas Holding Limited Partnership No. 2.

« **AltaGas Services** » ou « **ASI** » AltaGas Services Inc., remplacée par AltaGas Ltd. par voie de fusion.

« **arrangement** » L'arrangement, aux termes de l'article 192 de la LCSA, qui vise entre autres AltaGas Services, la Fiducie, le Holding Trust, le commandité, AltaGas LP1 et AltaGas LP2 et aux termes duquel les activités d'AltaGas Services ont été restructurées en une fiducie de revenu à compter du 1er mai 2004.

« **ASTC Partnership** » ou « **ASTC** » ASTC Power Partnership.

« **AUC** » L'Alberta Utilities Commission.

« **AUI** » AltaGas Utilities Inc.

« **b** » Baril d'éthane ou de LGN en réservoirs de stockage, le volume de LGN étant exprimé en barils de 42 gallons américains ou de 34,972 gallons impériaux.

« **b/j** » Baril par jour.

« **Balancing Pool** » L'organisme gouvernemental albertain établi pour gérer les EAE invendues à la suite de la vente aux enchères initiale d'EAE et servant à limiter la responsabilité découlant des EAE.

« **billets du Holding Trust** » Les billets subordonnés non garantis émis aux termes de la convention relative aux billets du Holding Trust. Voir « Holding Trust – Billets du Holding Trust ».

« **BMWLP** » Bear Mountain Wind Limited Partnership.

« **BPA** » Le Balancing Pool Administrator.

« **BSOC** » Le bassin sédimentaire de l'Ouest canadien.

« **CSPENE** » La commission des services publics et d'examen de la Nouvelle-Écosse.

« **comité** » Le comité de vérification du conseil d'administration.

« **commandité** » AltaGas General Partner Inc., filiale en propriété exclusive directe de la Fiducie et commandité d'AltaGas LP1 et d'AltaGas LP2.

« **complexe Harmattan** » L'usine d'extraction de liquides de gaz naturel Harmattan et les installations connexes.

« **conseil d'administration** » Le conseil d'administration du commandité, tel qu'il est constitué.

« **contributions pour aide à la construction** » Les contributions pour aide à la construction.

« **convention d'administration** » La convention d'administration conclue en date du 1er mai 2004 par la Fiducie, le commandité, AltaGas Ltd., en qualité d'administrateur, le Holding Trust, AltaGas LP1 et AltaGas LP2. Voir « Gestion de la Fiducie – Convention d'administration ».

« **convention de délégation** » La convention de délégation conclue en date du 1er mai 2004 par la Fiducie, le commandité et le fiduciaire. Voir « Gestion de la Fiducie – Convention de délégation ».

« **convention de vote et d'échange fiduciaires** » La convention de vote et d'échange fiduciaires conclue en date du 1er mai 2004 par la Fiducie, AltaGas LP1, AltaGas LP2 et le fiduciaire chargé du vote et de l'échange, dans sa version modifiée, complétée ou mise à jour.

« **convention relative aux billets du Holding Trust** » La convention conclue en date du 26 mars 2004 par le Holding Trust et Société de fiducie Computershare du Canada, en qualité de fiduciaire des billets, et aux termes de laquelle le Holding Trust a émis et pourra émettre des billets du Holding Trust, dans sa version modifiée, complétée ou mise à jour.

« **convention unanime des actionnaires** » La convention conclue en date du 1er mai 2004 par le commandité, AltaGas LP1, AltaGas LP2 et AltaGas Ltd., dans sa version modifiée, complétée ou mise à jour. Voir « Commandité – Convention unanime des actionnaires ».

« **conventions de représentation** » Les conventions de représentation, de gestion et de traitement liées au complexe Harmattan.

« **cours** » Moyenne simple du cours de clôture des parts de fiducie chaque jour de bourse où il y a eu un cours de clôture. Toutefois, si la bourse ou le marché visé ne fournit pas de cours de clôture mais seulement les cours extrêmes des parts de fiducie négociées un jour donné, le cours correspond à la moyenne simple des cours extrêmes de ce jour de bourse s'il y a eu négociation. En outre, s'il y a eu négociation à la bourse ou sur le marché visé pendant moins de cinq des dix derniers jours de bourse, le cours correspond à la moyenne simple des cours ci-après établis pour chacun des dix jours de bourse : (i) la moyenne des cours acheteur et vendeur pour chaque jour où il n'y a pas eu de négociation; (ii) le cours moyen pondéré des parts de fiducie pour chaque jour où il y a eu négociation si la bourse ou le marché fournit un cours moyen pondéré; (iii) la moyenne des cours extrêmes des parts de fiducie pour chaque jour où il y a eu négociation si le marché ne fournit que les cours extrêmes des parts de fiducie négociées un jour donné.

« **cours de clôture** » Selon le cas : (i) le cours de clôture des parts de fiducie s'il y a eu négociation à la date à laquelle des parts de fiducie ont été déposées à des fins de rachat et si la bourse ou le marché fournit un cours de clôture; (ii) la moyenne des cours extrêmes des parts de fiducie à la date à laquelle elles ont été déposées à des fins de rachat s'il y a eu négociation et si la bourse ou l'autre marché fournit uniquement les cours extrêmes des parts de fiducie négociées un jour donné; (iii) la moyenne des derniers cours acheteurs et vendeurs s'il n'y a pas eu de négociation à cette date.

« **DBRS** » DBRS Limited.

« **déclaration de fiducie** » La déclaration de fiducie conclue en date du 26 mars 2004 par le constituant et le fiduciaire, et aux termes de laquelle la Fiducie a été créée, dans sa version modifiée, complétée ou mise à jour.

« **déclaration de fiducie du Holding** » La déclaration de fiducie conclue en date du 26 mars 2004 par la Fiducie, en qualité de constituant, et le fiduciaire du Holding Trust, et aux termes de laquelle le Holding Trust a été créé.

« **degré-jour** » Écart de la température quotidienne moyenne inférieure à 15 degrés Celsius, de sorte qu'un degré de différence correspond à un degré-jour.

« **EAE** » Entente d'achat d'électricité.

« **ERCB** » L'Energy Resources Conservation Board de l'Alberta.

« **fiduciaire** » Société de fiducie Computershare du Canada, premier fiduciaire aux termes de la déclaration de fiducie.

« **fiduciaire chargé du vote et de l'échange** » Société de fiducie Computershare du Canada, premier fiduciaire aux termes de la convention de vote et d'échange fiduciaires, ou toute autre personne qui devient le fiduciaire aux termes de la convention de vote et d'échange fiduciaires conformément à cette convention.

« **fiduciaire du Holding Trust** » AltaGas Holding Trust Corp., premier fiduciaire du Holding Trust.

« **Fiducie** » AltaGas Income Trust et, s'il y a lieu, les membres de son groupe.

« **flux de trésorerie de la Fiducie** » En ce qui concerne une période de distribution : (i) les espèces reçues par la Fiducie pour la période de distribution ou à l'égard de la période de distribution, notamment les intérêts, dividendes, distributions, produits de l'aliénation de titres, remboursements de capital et remboursements de dettes; majorés (ii) du produit de toute émission de parts de fiducie ou d'autres titres de la Fiducie, déduction faite des frais de placement et, le cas échéant, de l'emploi du produit d'une telle émission pour le but visé; moins la somme (iii) de tous les montants qui se rattachent au rachat de parts de fiducie et que la Fiducie devra payer en espèces et des frais de la Fiducie au cours de la période de distribution; et (iv) de tous les autres montants (y compris les impôts) dont la déduction, la retenue ou le

paiement par la Fiducie ou à l'égard de la Fiducie au cours de cette période de distribution est exigé par la loi ou par la déclaration de fiducie.

« **GJ** » Gigajoule ou 1 000 000 000 de joules.

« **GJ/j** » GJ par jour.

« **Gpi^3** » 1 000 000 de kpi^3 de gaz naturel.

« **Gpi^3/j** » Gpi^3 par jour.

« **GreenWing** » GreenWing Energy Development Limited Partnership.

« **GWh** » Gigawatt-heure ou 1 000 000 000 de watts-heures. Le watt-heure correspond à un watt de débit d'électricité constant pendant une heure.

« **Heritage Gas** » Heritage Gas Limited.

« **Holding Trust** » AltaGas Holding Trust, fiducie d'investissement sans personnalité morale dont l'unique propriétaire véritable est la Fiducie.

« **Inuvik Gas** » Inuvik Gas Ltd.

« **kb** » 1 000 barils.

« **km** » Kilomètre.

« **kpi^3** » 1 000 pieds cubes de gaz naturel à des conditions normales de mesure impériale.

« **kpi^3/j** » 1 000 pieds cubes par jour.

« **LCSA** » La *Loi canadienne sur les sociétés par actions*, L.R.C. 1985, c. C-44, dans sa version éventuellement modifiée, y compris son règlement d'application.

« **LGN** » Les liquides de gaz naturel, composés principalement de propane, de butane et de condensats.

« **LIR** » La *Loi de l'impôt sur le revenu* (Canada) et son règlement d'application, dans leur version éventuellement modifiée.

« **Loi sur la faillite** » La *Loi sur la faillite et l'insolvabilité* (Canada).

« **M** » Million.

« **m^3** » Mètre cube de gaz naturel à des conditions normales de mesure.

« **MH** » Méthane de houille.

« **Mpi^3** » 1 000 000 de pieds cubes de gaz naturel à des conditions normales de mesure.

« **Mpi^3/j** » 1 000 000 de pieds cubes par jour.

« **MW** » Mégawatt ou 1 000 000 de watts. Le watt est l'unité de mesure de puissance électrique.

« **MWh** » Mégawatt-heure ou 1 000 000 de watts-heures. Le watt-heure correspond à un watt de débit d'électricité constant pendant une heure.

« **NovaGreen** » NovaGreen Power Inc.

« **options sur des parts** » Options permettant d'acquérir des parts de fiducie octroyées aux termes du régime d'options d'achat de parts de fiducie d'AltaGas.

« **part** » ou « **parts** » Les parts de fiducie et les parts échangeables.

« **part à droit de vote spécial** » Part à droit de vote spécial de la Fiducie émise par celle-ci et remise au fiduciaire chargé du vote et de l'échange, et à laquelle se rattache le nombre de droits de vote (chacun de ces droits de vote

correspondant aux droits de vote se rattachant à une part de fiducie) égal au nombre de parts échangeables en circulation détenues, sauf par la Fiducie et les membres de son groupe.

« **parts B d'AltaGas LP1** » Parts de société en commandite de catégorie B d'AltaGas LP1.

« **parts B d'AltaGas LP2** » Parts de société en commandite de catégorie B d'AltaGas LP2.

« **parts de fiducie** » Les parts de fiducie de la Fiducie.

« **parts échangeables** » Les parts B d'AltaGas LP1 et les parts B d'AltaGas LP2, le cas échéant.

« **PCAJ** » Pipeline de charge d'alimentation de Joffre (*Joffre Feedstock Pipeline*).

« **période de distribution** » Chaque mois civil, ou toute autre période qui peut être établie par le commandité au nom du fiduciaire, depuis son premier jour inclusivement jusqu'à son dernier jour inclusivement.

« **PJ** » Un Pétajoule, soit un million de GJ.

« **Pool** » L'Alberta Power Pool.

« **porteurs de parts** » Les porteurs de parts de fiducie et de parts échangeables.

« **PPM** » Prix du Pool moyen de l'électricité sur 30 jours en Alberta.

« **projets du nord-ouest** » Les trois projets d'aménagement hydroélectrique au fil de l'eau du nord-ouest de la Colombie-Britannique : Forrest Kerr, McLymont Creek et Volcano Creek.

« **Provident** » Provident Energy Trust.

« **RSPTNO** » La Régie des services publics des Territoires du Nord-Ouest.

« **régime** » Le régime de distribution Premium^{MC}, de réinvestissement des distributions et d'achat facultatif de parts de la Fiducie.

« **régimes exonérés** » Collectivement, les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices, des régimes enregistrés d'épargne-études , des régimes enregistrés d'épargne-invalidité et des comptes d'épargne libres d'impôt, dans chaque cas au sens de la LIR.

« **S&P** » Standard & Poor's Ratings Services.

« **SLE** » Système de livraison d'éthylène (*Ethylene Delivery System*).

« **Taylor** » Taylor NGL Limited Partnership, société en commandite créée en vertu des lois de l'Ontario.

« **Tpi^3** » 1 000 000 000 de kpi^3.

« **TransAlta** » TransAlta Utilities Corporation.

« **TransCanada** » TransCanada Energy Ltd.

« **TSX** » La Bourse de Toronto.

« **UEEE** » L'usine d'extraction d'éthane d'Edmonton et les installations connexes.

« **UEEJ** » L'usine d'extraction d'éthane de Joffre et les installations connexes.

« **usine d'extraction Younger** » L'usine d'extraction Younger et les installations connexes.

« **Utility Group** » AltaGas Utility Group Inc.

CONVERSION MÉTRIQUE

Le tableau suivant donne certains facteurs de conversion courants entre les unités de mesure anglo-saxonnes et le système international d'unités (ou unités métriques).

Pour convertir des	en	multiplier par
kpi^3	mètres cubes	28,174
mètres cubes	pieds cubes	35,494
barils	mètres cubes	0,159
mètres cubes	barils	6,290
tonnes	tonnes anglaises	0,984
pieds	mètres	0,305

Pour convertir des	en	multiplier par
mètres	pieds	3,281
milles	kilomètres	1,609
kilomètres	milles	0,621
acres	hectares	0,405
hectares	acres	2,471
gigajoule	kpi^3	0,9482

ALTAGAS INCOME TRUST

AltaGas Income Trust est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie. Voir « Déclaration de fiducie et description des parts ». La Fiducie détient indirectement la totalité des actifs, des passifs et des activités qui appartenaient antérieurement à AltaGas Services. AltaGas Services avait été constituée le 30 août 1993 en vertu de la LCSA sous la dénomination 2950341 Canada Ltd. et avait démarré son exploitation le 1er avril 1994. À compter du 1er mai 2004, l'entreprise d'AltaGas Services a été restructurée aux termes de l'arrangement et les porteurs d'actions ordinaires d'AltaGas Services ont reçu des parts de fiducie et/ou des parts échangeables en échange de leurs actions ordinaires. AltaGas Services est devenue une filiale indirecte de la Fiducie et a été fusionnée pour créer AltaGas Ltd.

Au 31 décembre 2009, la Fiducie comptait 78 231 948 parts de fiducie en circulation et 2 083 656 parts échangeables en circulation, toutes ces parts étant des parts B d'AltaGas LP1.

L'exercice de la Fiducie prend fin le 31 décembre. Lorsqu'il est fait référence à une année dans la présente notice annuelle, il est fait référence à l'exercice de la Fiducie, sauf indication contraire. Les chiffres présentés dans la présente notice annuelle le sont en date du 31 décembre 2009, sauf indication contraire.

Le siège social et bureau principal de la Fiducie est situé au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1.

STRUCTURE DE LA FIDUCIE

La Fiducie et les membres importants de son groupe sont présentés dans l'organigramme qui suit.



Porteurs de parts publics
Parts de fiducie
AltaGas Income Trust
AltaGas Holdings #3 Inc.
100 %
AltaGas Utility Group Inc.
100 %
AltaGas Utility Holdings Inc.
100 %
100 %
33 1/3 %
AltaGas Utilities Inc.
AltaGas Utility Holdings (Nova Scotia) Inc.
Inuvik Gas Ltd.
100 %
Heritage Gas Limited
Parts (100 %) et billets du Holding Trust
Actions ordinaires (100 %)
Parts échangeables de catégorie B(1) (100 %)
AltaGas Holding Trust
AltaGas General Partner Inc.
commandité
Actions ordinaires (100 %)
Parts de catégorie A (100 %)
AltaGas Holding Limited Partnership No. 1
commandité
Parts de catégorie A (100 %)
AltaGas Holding Limited Partnership No. 2
Actions ordinaires (100 %) et titres de créances
AltaGas Ltd.
commanditaire (83,9671 %)
Actions ordinaires (100 %)
99,99 %
99,99 %
AltaGas Holdings Inc.
0,01 %
AltaGas Operating Partnership
100 %
commanditaire (14,0924 %)
0,15 %
99,85 %
AltaGas Holdings #2 Inc.
Taylor NGL Limited Partnership
AltaGas Power Holdings Partnership
22,59 %
0,01 %
100 % d'actions
Taylor Management Inc.
100 % d'actions
Taylor Processing Inc.
77,36 %
0,01 %
AltaGas Limited Partnership
0,01 %
commanditaire
99,99 %
commandité (0,01 %)
99,99 %
99,99 %
99,9 %
commandité (0,1 %)
AltaGas Pipeline Partnership
99,99 %
99,99 %
50 %
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
ASTC Power Partnership
AltaGas Energy Limited Partnership
ECNG Energy L.P.
commanditaire (1,9305 %)
commandité (0,01 %)

Notes :

(1) Les parts échangeables sont échangeables contre des parts de fiducie au gré de leur porteur à raison de une contre une, donnent le droit de voter avec les porteurs de parts et donnent droit aux mêmes distributions en espèces par part échangeable que celles effectuées sur une part de fiducie. Voir « Déclaration de fiducie et description des parts ».

(2) La Fiducie, Holding Trust et les sociétés de personnes, sauf Taylor, ont été établis sous le régime des lois de l'Alberta. Le commandité, AltaGas Ltd., AltaGas Holdings Inc., AltaGas Holdings #3 Inc., AltaGas Utility Group Inc., AltaGas Utility Holdings Inc., AltaGas Utilities Inc., Heritage Gas Limited et Inuvik Gas Ltd. sont des sociétés constituées sous le régime de la LCSA ou issues d'une fusion ou d'une prorogation prévue par la LCSA. Taylor a été établie sous le régime des lois de l'Ontario. AltaGas Holdings #2 Inc., Taylor Processing Inc., Taylor Management Inc. et AltaGas Utility Holdings (Nova Scotia) Inc. sont des sociétés constituées sous le régime de la *Business Corporations Act* (Alberta).

OBJECTIF DE LA FIDUCIE

La Fiducie a pour objectif de prendre de l'expansion et d'exercer ses activités, indirectement par l'intermédiaire des membres en exploitation de son groupe, de manière à bâtir de la valeur à long terme et à fournir des résultats stables aux porteurs de parts. Les objectifs de la Fiducie, par l'entremise des membres en exploitation de son groupe, sont les suivants :

- maximiser la rentabilité et la valeur à long terme de ses infrastructures et de ses services existants;
- tabler sur la composition actuelle des actifs et des services énergétiques en continuant de se concentrer sur des perspectives de rentrées de fonds prévisibles et à long terme au moyen de coût du service, de prix forfaitaire, de conditions contractuelles fondées sur les marges et d'une exposition aux prix des marchandises minime ou gérée;
- faire croître son infrastructure gazière et énergétique et ses services auxiliaires au moyen d'aménagements, de regroupements, d'agrandissements et d'acquisitions au Canada et dans le nord et l'ouest des États-Unis;
- être axé sur des projets qui augmentent les bénéfices et les flux de trésorerie et permettent un équilibre approprié entre les risques et le rendement;
- diversifier l'infrastructure pour ce qui est des sources de carburant, des conditions contractuelles, de l'exposition aux cycles de l'industrie et de l'emplacement géographique;
- se concentrer sur l'expansion de la place qu'occupe son énergie propre, grâce à la production d'électricité éolienne et d'hydroélectricité, ainsi qu'à la production alimentée au gaz naturel;
- obtenir des crédits verts au moyen de technologies comme l'injection de gaz corrosif et de projets renouvelables dans le but de réduire l'impact sur l'environnement et de couvrir les coûts liés à l'environnement;
- maintenir les notes de crédit de qualité supérieure de la Fiducie.

La Fiducie s'efforce d'offrir aux porteurs de parts des distributions d'encaisse stables et croissantes. Elle emploie une stratégie visant à fournir aux porteurs de parts un rendement annuel distributions/cours concurrentiel en versant tous les mois des distributions d'encaisse soutenues par une stratégie financière solide et un fort rendement commercial.

APERÇU DE L'ENTREPRISE

AltaGas vise à être un chef de file des sociétés nord-américaines d'infrastructures énergétiques, principalement au Canada et dans le nord et l'ouest des États-Unis. Pour réaliser son objectif, AltaGas mise sur la solidité de ses activités de base, son savoir-faire en matière d'exploitation et sa stabilité financière et elle s'efforce d'accroître la valeur et la rentabilité de ses actifs existants et de prendre de l'expansion et diversifier ses activités.

Dans les secteurs du gaz naturel et de l'électricité, AltaGas est une entreprise d'infrastructures énergétiques ayant des liens matériels et économiques le long de la chaîne de valeur énergétique. Les actifs efficaces, fiables et rentables d'AltaGas, sa connaissance du marché et sa discipline financière ont entraîné la création de la valeur à long terme de la participation de ses actionnaires. AltaGas vise avant tout à maximiser la rentabilité de ses actifs, à fournir des services qui sont complémentaires à ses activités existantes et à croître grâce à l'acquisition et l'aménagement d'infrastructures énergétiques supplémentaires.

L'infrastructure gazière d'AltaGas englobe plus de 2 Gpi^3/j de gaz naturel et comprend des installations de collecte, de traitement, de transport, de distribution et d'entreposage de gaz naturel. L'infrastructure énergétique comprend la production d'énergie classique en Alberta et la production d'énergie renouvelable en Colombie-Britannique.

STRATÉGIE D'ALTAGAS

La stratégie d'AltaGas consiste à augmenter la valeur de la participation des porteurs de parts au moyen de la remise de bénéfices et de flux de trésorerie durables et croissants provenant des actifs existants, ainsi que de la croissance de ses activités au moyen de l'acquisition et de la construction d'infrastructures à longue vie économique dans les secteurs du gaz et de l'électricité. Ses placements sont diversifiés en termes de sources de produits d'exploitation, de formes de combustibles, de conditions contractuelles, d'exposition aux cycles sectoriels et d'emplacements géographiques. La Fiducie s'attend à ce qu'à long terme la croissance de ses activités, à la suite d'investissements au Canada et dans le nord et l'ouest des États-Unis, soit également répartie entre les secteurs du gaz et de l'électricité. La Fiducie a, dans le passé, procuré des rendements durables aux investisseurs grâce à sa compétence en matière d'exploitation, à sa connaissance du marché de l'énergie, ainsi qu'à sa solidité et à sa discipline financière. La Fiducie positionne ses services le long de la chaîne de valeur énergétique en liant la production d'énergie aux utilisateurs d'énergie. Les saines caractéristiques fondamentales à long terme de l'offre et de la demande de gaz et d'électricité sont à la base de la stratégie d'AltaGas.

Dans le cadre de sa stratégie de croissance, AltaGas projette d'acquérir et de construire des infrastructures gazières et électriques. Pour exécuter sa stratégie de croissance visant de nouveaux projets de construction, AltaGas a recours à un processus et à des disciplines en matière de gestion de projet. La conception technique est confiée aux sociétés d'ingénierie indépendantes les mieux outillées pour le projet considéré. Dans le cas de projets d'envergure, la gestion de la construction est en outre confiée à des experts indépendants ayant acquis une expérience dans la réalisation de projets similaires. Le processus de gestion de projet d'AltaGas sert à coordonner l'impartition et le déploiement de l'expertise interne et externe pour gérer le risque d'exécution.

AltaGas repère, évalue et saisit des occasions de croissance qui annoncent des rendements financiers et des bénéfices solides et une augmentation des flux de trésorerie, tout en assurant une bon équilibre entre le risque et le rendement. AltaGas demeure ouverte aux occasions qui peuvent se présenter et pourrait investir des capitaux dans des infrastructures gazières et électriques qui ne figurent pas actuellement dans son portefeuille.

AltaGas se démarque de ses pairs et concurrents en alliant son expérience en exploitation et sa connaissance des marchés du gaz et de l'électricité à son expertise commerciale et financière, et en misant sur les avantages naturels dont elle jouit au sein de son secteur et sur sa solide expertise dans la gestion des risques.

Gaz – Stratégie commerciale

Les infrastructures gazières d'AltaGas, qui englobent plus de 2 Gpi^3/j de gaz naturel, comprennent la collecte et le traitement, le transport, la distribution et le stockage de gaz naturel. Les réseaux de collecte de gaz acheminent le gaz naturel des puits producteurs aux installations de traitement, où les impuretés et certains hydrocarbures en sont retirés. Le gaz est ensuite comprimé pour répondre aux spécifications de service du gazoduc du secteur aval pour pouvoir être transporté. Des installations d'extraction et de fractionnement présentes sur place retraitent le gaz naturel pour en extraire et en récupérer l'éthane et les LGN. AltaGas dispose d'une capacité d'extraction de 1,6 Gpi^3/j et d'une capacité de traitement de gaz brut de 1,2 Gpi^3/j.

Les gazoducs de transport livrent le gaz naturel et les LGN à des réseaux de distribution, à des utilisateurs finaux ou à des gazoducs du secteur aval. Depuis l'acquisition d'Utility Group et d'Heritage Gas en 2009, AltaGas est propriétaire et exploitante d'actifs de distribution qui livrent du gaz naturel à des utilisateurs finaux. Ces installations réglementées sont situées en Alberta, en Nouvelle-Écosse et dans les Territoires du Nord-Ouest. AltaGas met à profit sa connaissance et son expertise du marché pour créer de la valeur. Elle dispense des services de consultation en énergie et de gestion de l'offre à des consommateurs non résidentiels, achète et revend de l'énergie, offre le transport et le stockage de gaz et commercialise du gaz pour le compte de producteurs.

Le secteur gazier d'AltaGas comprend les éléments suivants :

- Des participations dans six usines d'extraction de LGN d'une capacité d'amenée nette autorisée de 1 594 Mpi^3/j. Les installations d'extraction génèrent des produits d'exploitation stables au moyen de contrats à prix forfaitaire ou au coût du service et des produits d'exploitation axés sur les marges;

- Cinq réseaux de transport de gaz naturel d'une capacité de transport combinée d'environ 554 Mpi^3/j et trois pipelines de LGN d'une capacité combinée de 151 600 b/j;

- Plus de 70 installations de collecte et de traitement dans 30 zones d'exploitation de l'Ouest canadien et un réseau de canalisations de collecte et de vente de 6 500 km qui recueille le gaz en amont des installations de traitement pour l'acheminer aux réseaux pipeliniers du secteur aval qui alimentent le marché nord-américain du gaz naturel;

- Des participations dans trois entreprises de distribution de gaz naturel servant plus de 72 000 clients, soit une participation exclusive dans AUI et Heritage Gas, de un tiers dans Inuvik Gas et de 33,335 % dans la coentreprise Ikhil; ces entreprises ont été acquises au quatrième trimestre de 2009 à l'occasion de l'acquisition d'une participation de 81,7 % dans Utility Group, venue s'ajoutée à celle qui appartenait déjà à AltaGas, et de 75,1 % dans Heritage Gas en sus de celle qui appartenait déjà à AltaGas;

- Une participation de 50 % dans la société en commandite Sarnia Storage Pool Limited Partnership, qui est propriétaire d'une capacité de stockage de gaz de 5,3 Gpi^3, entrée en service au deuxième trimestre de 2009; le gaz stocké dans l'entrepôt commun est commercialisé suivant le principe de la rémunération des services, auprès de tierces parties solvables.

En plus des biens corporels qu'elle possède dans le secteur, AltaGas propose des services d'achat, de gestion et d'optimisation du gaz par l'entremise de son groupe des Services énergétiques, qui contribuent à améliorer son actif. Les Services énergétiques offrent du soutien aux entreprises d'infrastructure en concluant des contrats d'achat de gaz d'alimentation et de rattrapage pour le compte d'installations d'extraction, en réservant par contrat et en revendant de la capacité d'acheminement par les gazoducs de transport et en offrant des services de régulation du gaz pour équilibrer les flux gazeux. Les Services énergétiques commercialisent aussi du gaz pour le compte de clients qui collectent et traitent du gaz sur place, de façon à dégager des marges, à gérer l'exposition au crédit et à offrir des services à valeur ajoutée supplémentaires aux clients d'AltaGas. Ces mêmes services concluent des contrats d'achat de gaz qu'ils gèrent pour les centrales de pointe au gaz d'AltaGas. AltaGas propose en outre des services d'achat d'énergie à d'importants consommateurs de gaz du secteur industriel et des services publics, et gère les besoins en transport par pipeline de tiers pour bon nombre de ses clients qui commercialisent du gaz.

Gaz – Occasions

AltaGas explore les occasions qui s'offrent à elle dans le secteur gazier pour augmenter la valeur à long terme pour les porteurs de parts. Les objectifs d'AltaGas sont les suivants :

- augmenter le débit et l'utilisation des installations existantes;
- gérer les coûts et accroître la fiabilité et l'efficacité;
- augmenter les rendements et atténuer les risques liés au volume en recouvrant les frais d'exploitation directement auprès de sa clientèle;
- acquérir et aménager de nouvelles infrastructures gazières pour répondre à la demande des clients;
- conclure des arrangements commerciaux à long terme à prix forfaitaire ou au coût du service ;
- améliorer l'efficacité en matière d'exploitation et les rendements au moyen du regroupement d'installations, de la modernisation des usines et de l'intégration d'autres secteurs d'activité;

Le secteur gazier d'AltaGas offre aux clients des services sûrs et fiables de collecte, de traitement, d'extraction, de transport, de stockage et de distribution. La priorité stratégique consiste à accroître la rentabilité des infrastructures existantes, à augmenter la part de marché et à redéployer des actifs pour tirer parti de l'intensification des activités d'exploration et de forage dans le BSOC. AltaGas vise aussi à augmenter les contrats à long terme à prix forfaitaire et basés sur le coût du service.

Bien que le BSOC soit considéré comme un bassin arrivé à maturité, AltaGas demeure convaincue que la demande à long terme de gaz naturel, jumelée à l'amélioration des techniques d'exploration, de forage et de complétion, contribuera à prolonger la viabilité du bassin et à faire remonter le prix du gaz. La mise en valeur de gisements de gaz non classiques dans le BSOC, comme ceux de Montney et de Horn River, ainsi que le recours accru à la technique du forage horizontal à fracturation multiple devraient mener à une vie renouvelée du bassin.

Les occasions de croissance dans le secteur gazier d'AltaGas devraient venir des modifications apportées aux usines pour accroître la récupération de produit ou le débit des installations et d'une augmentation des participations dans les usines existantes, de l'acquisition d'installations et de la construction d'installations sur des marchés naissants ou la demande s'accroît.

La fourniture de gaz naturel aux usines d'extraction dépend de l'impulsion donnée à la demande de gaz naturel par la consommation résidentielle, commerciale et industrielle à l'intérieur et à l'extérieur de l'Ouest canadien, et de l'impulsion donnée à de la demande de liquides du gaz naturel par les secteurs de la pétrochimie et du chauffage au propane en Alberta et par les secteurs pétrolier et gazier au Canada. Les usines d'extraction d'Empress pour s'approvisionner dépendent de l'offre de gaz naturel destinée à approvisionner l'extrémité est du réseau de TransCanada en Alberta, alors que l'usine d'extraction Younger est approvisionnée par la grande région productrice de gaz naturel du nord-est de la Colombie-Britannique. Le complexe Harmattan est un important fournisseur de services dans sa vaste zone de captage du centre-ouest de l'Alberta. Comme de nombreuses autres installations dans la région du complexe Harmattan sont actuellement sous-utilisées, AltaGas est en mesure de regrouper des installations et d'en optimiser l'utilisation pour en accroître la rentabilité. Le projet de coproduction Harmattan devrait accroître la capacité de traitement de l'usine. Dans l'ensemble, grâce à la nature diversifiée de ses infrastructures d'extraction, AltaGas devrait pouvoir en en accroître le débit, l'utilisation et la rentabilité.

En raison de la nature intégrée des activités d'AltaGas, les services de transport sont souvent offerts de pair avec les services de collecte et de traitement, de commercialisation du gaz naturel et d'extraction d'AltaGas. AltaGas travaille avec des clients à la création de solutions de transport dans des zones où la capacité des gazoducs doit être augmentée pour répondre aux exigences des producteurs et du marché.

AltaGas prévoit aussi bénéficier d'occasions supplémentaires d'acquérir des infrastructures de collecte et de traitement auprès de producteurs ou d'en construire pour le compte de producteurs qui désirent investir du capital dans des activités d'exploration et de production plutôt que dans des activités non essentielles comme le traitement. Il devrait exister également des occasions d'accroître les volumes par le raccordement de nouveaux puits et la construction ou l'achat d'installations et de réseaux avoisinants pour créer de plus grandes zones de concession dans le but de réaliser des synergies d'exploitation. Grâce à son infrastructure existante, la Fiducie s'attend à tirer parti de la production croissante de gaz naturel dans le nord-est de la Colombie-Britannique et le nord-ouest de l'Alberta, et de sources de gaz non classiques comme le gaz de schiste et le méthane de houille. De plus, la plupart de ses unités de compression et de traitement du gaz sont montées sur patins. Cela permet à AltaGas de déplacer les unités de façon rapide et économique et ainsi de suivre l'évolution des besoins de ses clients en matière de traitement.

L'acquisition d'actifs de distribution de gaz naturel en 2009 est un exemple de la stratégie d'AltaGas à l'œuvre. Les infrastructures énergétiques à faible risque et à longue durée de vie bénéficient de rendements réglementés et d'un recouvrement des coûts du service qui assurent des flux de trésorerie stables et prévisibles. L'ajout des investissements d'Utility Group, de son personnel et des occasions de croissance qui s'ensuivent étend, diversifie et renforce le secteur gazier. AltaGas compte développer ses activités existantes de distribution de gaz naturel en complétant et en élargissant les services offerts dans les zones qu'elle sert actuellement et en aménageant des réseaux sur de nouveaux marchés. Heritage Gas offre un potentiel élevé de croissance dans les zones qu'elle approvisionne, comme en font foi l'expansion de son réseau, prévue jusqu'à Bedford dans la municipalité régionale de Halifax, et la poursuite de la conversion au gaz naturel de clients ayant accès actuellement à ce combustible.

Le groupe des Services énergétiques propose des services contractuels de régulation du débit gazeux et d'approvisionnement aux secteurs gazier et électrique, ainsi que le stockage de gaz. AltaGas recherche d'autres occasions d'augmenter la valeur de ses infrastructures en offrant des services qui complètent les activités axées sur les infrastructures. Elle peut ainsi élargir les marges tirées du transport, maintenir la rentabilité du débit gazeux dans les usines d'extraction et augmenter les services fournis aux producteurs. Les Services énergétiques partagent en outre leur connaissance des marchés du gaz naturel et de l'électricité avec les entreprises d'Altagas et améliorent la chaîne de valeur énergétique afin de mieux servir la clientèle canadienne.

Électricité – Stratégie commerciale

Le secteur électrique comprend la production d'électricité classique en Alberta et la production d'électricité renouvelable en Colombie-Britannique.

Électricité classique

Le groupe de l'électricité classique est doté d'une capacité de production totale de 392 MW en Alberta. AltaGas détient une participation de 50 % dans les EAE de la centrale Sundance B, ce qui lui confère les droits sur la production d'électricité et les services auxiliaires de la production de base au charbon de 353 MW jusqu'au 31 décembre 2020. Les EAE ont été signées en 1999 dans le cadre du programme albertain de déréglementation du secteur de l'électricité qui visait à dissocier la propriété des biens corporels de production d'électricité de la mise en marché de la production.

AltaGas dispose aussi d'une capacité de production de pointe de 39 MW alimentée au gaz dans le sud de l'Alberta. Cette capacité de pointe assure au groupe de l'électricité classique d'AltaGas une diversité des formes de combustible et lui offre une protection partielle contre les pannes de courant à Sundance. Grâce à leur capacité de démarrage rapide, les centrales de pointe peuvent aussi générer des produits d'exploitation tirés de la vente d'énergie et de services auxiliaires.

Électricité renouvelable

La production d'électricité renouvelable d'AltaGas est assurée par le parc éolien de 102 MW de Bear Mountain, près de Dawson Creek, en Colombie-Britannique, et par sa participation de 25 % dans une centrale hydroélectrique au fil de l'eau de 7 MW.

L'exploitation commerciale du parc éolien de Bear Mountain a démarré en octobre 2009. BC Hydro s'est engagée à acheter la production du parc éolien aux termes d'une convention d'achat d'électricité d'une durée de 25 ans. AltaGas a conservé les avantages au titre de l'énergie propre et les crédits au titre de l'énergie renouvelable liés au projet. Le parc éolien de Bear Mountain s'inscrit en outre dans le cadre de l'initiative écoÉnergie du gouvernement fédéral du Canada en matière d'énergie renouvelable, qui accorde 10 $ par MWh produit par le parc éolien pendant 10 ans à compter du 31 octobre 2009. AltaGas a conclu une entente de service à long terme avec Enercon GmbH, qui se chargera de l'exploitation et de l'entretien des éoliennes.

Électricité – Occasions

AltaGas explore les occasions qui s'offrent à elle dans le secteur de l'électricité en vue d'accroître la valeur à long terme de la participation des porteurs de parts. Les objectifs de la Fiducie sont les suivants :

- exécuter ses stratégies de couverture des prix de l'électricité afin d'augmenter la stabilité et la croissance des bénéfices provenant des EAE de Sundance B;
- acheminer la capacité de pointe au gaz en temps réel afin de maximiser les produits d'exploitation tirés des ventes d'énergie et des services auxiliaires;
- repérer et saisir les occasions de créer de la valeur à partir de la réglementation des émissions de gaz à effet de serre;
- tirer parti des synergies internes et des efforts d'intégration de concert avec les autres services d'exploitation;
- acquérir et développer des infrastructures électriques soutenues par des ententes de vente d'électricité à long terme ou par de solides caractéristiques fondamentales au chapitre de l'offre et de la demande d'électricité;
- diversifier le portefeuille de production d'électricité selon les régions et les formes de combustible;
- développer une capacité d'exploitation d'autres formes d'énergie;
- tirer parti de la demande croissante d'énergie verte en investissant dans des projets d'énergie propre et renouvelable au Canada et dans le nord et l'ouest des États-Unis.

AltaGas a pour stratégie de développer ses infrastructures électriques afin d'assurer la pérennité à long terme de ce secteur d'activité et de compenser l'expiration des EAE de la centrale Sundance B, le 31 décembre 2020. Son expansion s'appuie sur des sources d'énergie propres et renouvelables.

La demande d'une capacité de production d'énergie propre et renouvelable demeure élevée en Amérique du Nord, le secteur se préparant à composer avec la législation sur les changements climatiques et les services publics faisant face à des normes qui fixent la proportion d'énergie renouvelable que doit comprendre leur portefeuille. La dégradation de la conjoncture économique a provoqué une baisse de la demande d'électricité et, en Alberta plus particulièrement, la demande moyenne d'électricité est demeurée essentiellement la même depuis 2008, malgré les nouvelles demandes records de pointe atteintes en décembre 2009. AltaGas s'attend à ce que la croissance de la demande d'électricité évolue au rythme de la reprise économique en général, ce qui finira par faire remonter le prix de l'électricité. AltaGas prévoit que tout nouveau projet important de production d'électricité qui n'est pas déjà engagé sera reporté jusqu'à ce que les prix à terme se redressent. Sundance B est l'une des centrales dont le coût est le plus bas de la province, ce qui met AltaGas en position d'assurer la rentabilité des activités au cours d'une période économique difficile. L'électricité produite par le parc éolien de Bear Mountain est vendue à BC Hydro à un prix forfaitaire assorti d'une indexation égale à 50 % de l'ICP pour une durée de 25 ans, ce qui la soustrait aux fluctuations de marché de l'électricité.

Les occasions d'aménager et d'acquérir des installations de production d'électricité sont appelées à se multiplier avec la croissance de la demande de sources d'énergie propre en Amérique du Nord comme le gaz naturel, l'hydroélectricité et l'éolien. La fermeture prévue de centrales thermiques en Ontario et, à compter de 2010, en Alberta, pourrait stimuler rapidement les occasions d'expansion visant à aménager de nouvelles capacités de produire de l'énergie propre. Le parc éolien de 102 MW de Bear Mountain, entré en service le 24 octobre 2009, est un exemple de production d'énergie propre et de mise en œuvre de la stratégie d'AltaGas.

AltaGas est en train d'aménager une capacité d'environ 1 900 MW d'électricité renouvelable, soit des aménagements éoliens de 1 500 MW et des aménagements hydroélectriques au fil de l'eau de 400 MW. Les projets éoliens sont dispersés du point de vue géographique dans l'ouest de l'Amérique du Nord, 500 MW étant au Canada et 1 000 MW dans le nord et l'ouest des États-Unis, alors que les aménagements au fil de l'eau sont concentrés en Colombie-Britannique.

SECTEURS DE L'ENTITÉ DÉCLARANTE

Au 31 décembre 2009, la Fiducie a déclaré des résultats financiers et d'exploitation répartis entre trois secteurs d'activité : le gaz, l'électricité et le siège social. Dans le secteur du gaz, les activités commerciales comprennent l'extraction et le transport, la collecte et le traitement sur place, les services énergétiques ainsi que la distribution de gaz naturel; les activités commerciales du secteur de l'électricité comprennent la production de centrales classiques au charbon, la production des centrales de pointe au gaz, la production d'énergie éolienne et la production d'énergie hydroélectrique. Les activités du siège social regroupent les placements opportunistes, les résultats des contrats de gestion des risques ainsi que les produits et charges qui ne peuvent pas être affectés directement aux secteurs d'exploitation.

Secteur gazier

- L'extraction et le transport découlent de participations d'AltaGas dans des usines d'extraction d'éthane et de LGN et des circuits de transport de gaz naturel et de LGN :
- La collecte et le traitement sur place comprennent des canalisations de collecte et des installations de traitement du gaz naturel ainsi que des investissements dans des activités liées à la collecte et au traitement sur place :
- La distribution de gaz naturel comprend des installations de transport et de distribution de gaz naturel réglementées en Alberta, en Nouvelle-Écosse et dans les Territoires du Nord-Ouest, au Canada;
- Les services énergétiques ont deux principales composantes: les services de gestion énergétique et les services gaziers.

Secteur de l'électricité

- La production d'électricité comprend les participations d'AltaGas dans la production d'électricité et alimentée au charbon et au gaz, de l'énergie éolienne, l'hydroélectricité au fil de l'eau et des participations dans des projets de production d'énergie renouvelable éolienne et au fil de l'eau en cours d'aménagement;

Secteur du siège social

- Le siège social comprend le coût de la prestation des services et les frais généraux de l'entreprise, les placements dans des entités ouvertes et fermées et l'incidence de la variation de la valeur sur les actifs et les passifs de gestion du risque.

EMPREINTE GÉOGRAPHIQUE D'ALTAGAS

Gaz




TERRITOIRES DU NORD-OUEST
Mer de Beaufort
Tuktoyaktuk
IKHIL
Reindeer Depot
Inuvik


ONTARIO
Toronto
MICHIGAN
Detroit


NOUVELLE-ÉCOSSE
Guysborough
Halifax


COLOMBIE-BRITANNIQUE
ALBERTA
SASKATCHEWAN
Edmonton
Calgary
Vancouver

- Usine d'extraction
- Gazoduc de transport
- Zone de collecte et de traitement sur place
- Zone de distribution de gaz
- Installation de stockage
- Installation de stockage en cours d'aménagement

Électricité




COLOMBIE-BRITANNIQUE
ALBERTA
MANITOBA
Edmonton
Calgary
Vancouver
Winnipeg


Carson City
Sacramento
NEVADA
CALIFORNIE
Los Angeles
Bismarck
DAKOTA DU NORD
Denver
COLORADO
Santa Fe
NOUVEAU-MEXIQUE

- Production d'électricité alimentée au charbon
- Production d'électricité alimentée au gaz
- Production d'électricité alimentée au gaz en cours d'aménagement
- Production d'énergie éolienne
- Production d'énergie éolienne en cours d'aménagement
- Production d'énergie hydroélectrique
- Production d'énergie hydroélectrique en cours d'aménagement

ÉVOLUTION GÉNÉRALE DES ACTIVITÉS DE LA FIDUCIE

HISTORIQUE

La Fiducie est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie ayant pris effet le 1er mai 2004. La Fiducie détient indirectement la totalité de l'actif, du passif et des activités qui appartenaient antérieurement à AltaGas Services.

ASI a démarré son exploitation le 1er avril 1994 avec l'ambition initiale de bâtir une grande entreprise canadienne active dans le secteur intermédiaire du gaz naturel regroupant un éventail de services reliés au gaz naturel avec des actifs à longue durée de vie afin d'accroître le bénéfice net. À l'époque, le concept d'entreprise intermédiaire distincte offrant toute la gamme des services était inédit au Canada. ASI a démarré son exploitation avec deux importants contrats de prestation de services de gestion en matière de transport, de réglementation et de gaz. Les produits d'exploitation tirés de ces contrats au cours de 1994 et 1995, ainsi que les financements privés par capitaux propres, ont permis à ASI de recueillir les fonds nécessaires à la mise sur pied de la base de ses actifs intermédiaires puis de passer d'une entreprise de services de consultation à une entreprise exploitante intermédiaire.

Évolution du secteur gazier

La nature de la participation d'AltaGas au secteur intermédiaire a suivi une progression : au départ, elle détenait surtout des contrats de services et des investissements inexploités, puis elle est passée à des installations de gaz naturel dont elle a la propriété exclusive ou dans lesquelles elle détient une participation majoritaire et qu'elle exploite entièrement.

En 2006 et en 2007, les investissements d'AltaGas en capital de croissance dans des installations de collecte et de traitement sur place ont totalisé 76,6 millions de dollars. Ces investissements ont visé l'usine de traitement de gaz corrosif Princess de 20 Mpi^3/j, une participation accrue dans l'usine de Pouce Coupe, l'usine de traitement de gaz corrosif de 10 Mpi^3/j de Clear Hills, l'usine de 15 Mpi^3/j de Clear Prairie, l'agrandissement de l'installation de traitement de gaz de Prairie River, l'installation de traitement de 10 Mpi^3/j de méthane de houille d'Acme et des canalisations de collecte dans une zone à production de méthane de houille élevée.

Le 1er juin 2007, AltaGas a vendu Cedar Energy Partnership à une société d'énergie fermée pour environ 12 millions de dollars, majorés de un million de bons de souscription de l'acheteur d'une durée de trois ans prenant fin le 29 mai 2010. La vente de Cedar Energy Partnership faisait partie du plan d'AltaGas visant à se départir d'actifs de production pétrolière et gazière non essentiels.

En 2007, AltaGas a acquis une participation de 50 % dans le projet commun de stockage de gaz à l'aéroport de Sarnia. Le projet de stockage de 5,3 Gpi^3 de gaz naturel à Sarnia représente le premier investissement d'AltaGas dans une infrastructure de gaz naturel en Ontario. Le projet a été achevé au milieu de 2009 dans le respect des délais et du budget.

En 2008, AltaGas a investi 55 millions de dollars dans l'augmentation de la production de gaz naturel et l'accroissement de l'efficacité du complexe Harmattan et 12,6 millions de dollars dans le pipeline d'EDS. En 2009, AltaGas a accru de 10 000 b/j la capacité de fractionnement du complexe Harmattan pour traiter les LGN acheminés à l'usine par camion.

En 2004, AltaGas a considérablement étendu ses activités dans les services énergétiques en Ontario et en Colombie-Britannique avec l'acquisition de la quasi-totalité des actifs et des passifs de PremStar Energy Canada Ltd. et de ses filiales, ECNG Inc. et Energistics Group Inc. Les entreprises de PremStar Energy Canada Ltd. et de ses filiales ont été intégrées à AltaGas, mais les noms commerciaux PremStar Energy Limited Partnership et ECNG Energy ont continué d'être utilisés au sein des services énergétiques. Le 1er janvier 2007, Société en commandite ECNG a remplacé sa dénomination par Société en commandite Énergie ECNG, et AltaGas a commencé à fournir des services de gestion de l'énergie sous la marque Énergie ECNG. En 2008, PremStar Energy Canada Limited Partnership a changé sa dénomination pour AltaGas Energy Limited Partnership.

En 2005, AltaGas a encore étendu ses activités dans les services énergétiques en acquérant la quasi-totalité des actifs et des passifs d'iQ2 Power Corp. Du fait de l'acquisition de cette entreprise, AltaGas achète de l'électricité et du gaz pour les revendre à ses clients des secteurs agricole, industriel et commercial en Alberta.

Le 29 novembre 2007, la Fiducie a offert d'acquérir indirectement, par l'entremise d'AltaGas LP1, la totalité des parts de société en commandite en circulation de Taylor NGL Limited Partnership. Le 10 janvier 2008, AltaGas LP1 a réalisé l'acquisition de Taylor en acquérant la totalité des parts de société en commandite en circulation de celle-ci dont AltaGas n'était pas déjà propriétaire, moyennant un prix d'achat total de 593,6 millions de dollars, soit 256,3 millions de dollars

au comptant et 7,7 millions de parts de fiducie évaluées à 198,9 millions de dollars, et a pris en charge une dette de 132,5 millions de dollars et des coûts d'opération de 5,9 millions de dollars. L'acquisition de Taylor a augmenté la capacité d'extraction de 1 040 Mpi^3/j, a ajouté 140 000 b/j à la capacité de transport, a doublé les volumes extraits pour les porter à environ 45 000 b/j et a accru la capacité de collecte et de traitement sur place de 150 Mpi^3/j.

Le 17 août 2009, AltaGas a offert indirectement, par l'intermédiaire d'AltaGas Holdings #3 Inc., d'acquérir les actions ordinaires en circulation restantes d'Utility Group dont elle et les membres du même groupe n'étaient pas encore propriétaires, au moyen d'une offre publique d'achat à 9,05 $ l'action ordinaire. Le 21 septembre 2009, l'offre a été modifiée afin de porter la contrepartie à payer en vertu de l'offre de 9,05 $ à 10,50 $ l'action ordinaire. Le 9 octobre 2009, AltaGas Holdings #3 Inc. a réalisé l'acquisition d'Utility Group en versant un prix d'achat de 75,2 millions de dollars pour les actions ordinaires en circulation d'Utility Group, compte non tenu de celles dont Altagas ou les membres du même groupe n'étaient pas déjà propriétaires, et pris en charge une dette de 123,8 millions de dollars et des frais d'opération de 5,0 millions de dollars. Après l'acquisition, les actions d'Utility Group ont été radiées de la cote de la TSX. L'acquisition d'Utility Group a ajouté trois entreprises réglementées soit plus de 72 000 clients, et des infrastructures pipelinières de plus de 20 000 km. Utility Group détient une participation dans la coentreprise Ikhil, qui produit et fournit du gaz naturel à Inuvik, dans les Territoires du Nord-Ouest.

En novembre 2009, AltaGas a conclu indirectement, par l'intermédiaire d'AltaGas Utility Holdings (Nova Scotia) Inc., l'acquisition de 75,1 % des actions ordinaires dont elle n'était pas déjà propriétaire et la prise en charge de la dette des actionnaires d'Heritage Gas, pour 111,0 millions de dollars, frais de clôture compris, ce qui a porté la participation d'AltaGas dans Heritage Gas à 100 %. Située à Dartmouth, en Nouvelle-Écosse, Heritage Gas sert 2 435 clients dans les comtés d'Amherst et de Cumberland, à Dartmouth, à Halifax et à l'Aéroport international de Halifax au moyen de son réseau pipelinier de 234 km.

Évolution du secteur électrique

En 2001, ASI est entrée sur le marché de l'électricité en achetant 353 MW de puissance de sortie de deux centrales au charbon en Alberta aux termes d'EAE à long terme. En 2004, une capacité de pointe de 25 MW alimentée au gaz a été acquise aux termes d'une entente de location-acquisition à long terme.

En 2007, AltaGas a acquis une capacité supplémentaire de 14 MW alimentée au gaz, qui a été installée en 2008 sur les lieux de collecte et de traitement sur place à Bantry et à Parkland, approvisionnés en gaz naturel et reliés au réseau électrique.

En juillet 2006, AltaGas a annoncé que le parc éolien Bear Mountain de BMWLP avait été l'un des soumissionnaires retenus à la suite de l'appel d'offres concurrentielles pour l'exercice 2006 de BC Hydro pour fournir de l'électricité. Situé près de Dawson Creek, en Colombie-Britannique, le parc éolien de 102 MW comprend 34 éoliennes. En 2007, BMWLP a signé une convention avec Enercon GmbH, important fabricant de turbines installé en Allemagne, visant la fourniture et l'installation de turbines pour le parc éolien aux termes d'un contrat de conception-achat-construction à prix fixe ainsi que l'exploitation et l'entretien de turbines aux termes d'une convention de service à long terme. Ayant également acquis la participation d'Aeolis Wind Power Corporation dans BMWLP, AltaGas est désormais la propriétaire exclusive de BMWLP. La construction du parc éolien a débuté en décembre 2007, les fondations des mats ayant été achevées en 2008 et les turbines ayant été installées en 2009. Comme il s'agit du premier parc éolien de la Colombie-Britannique, l'installation a fait l'histoire quand elle est entrée en service le 24 octobre 2009, au coût d'environ 200 millions de dollars.

Avec l'acquisition de Taylor, AltaGas a acquis une participation effective de 25 % dans la centrale de 7 MW de Boston Bar Limited Partnership et la production hydroélectrique de 20 MW en cours d'aménagement.

En 2008, AltaGas a acquis quatre projets d'aménagement hydroélectrique au fil de l'eau qui s'échelonnent de 6,5 MW à 24 MW pour 4,5 millions de dollars. Le potentiel total de ces projets est d'environ 50 MW. En 2008, AltaGas a acquis NovaGreen, pour environ 38,5 millions de dollars. NovaGreen a remplacé sa dénomination par AltaGas Renewable Energy Inc. en décembre 2008.

En 2008, AltaGas a acquis la participation de 45 % restante dans GreenWing pour 12,3 millions de dollars. GreenWing a remplacé sa dénomination par AltaGas Renewable Energy Limited Partnership en décembre 2008.

En 2009, AltaGas a acquis le projet de développement éolien de 100 MW de Glenridge, situé près de Medicine Hat (Alberta), pour 2,2 millions de dollars. Avec l'acquisition de GreenWing et de Glenridge, AltaGas possède un portefeuille de 1 500 MW de projets éoliens se trouvant à un stade de développement préliminaire ou avancé dans l'ouest du Canada et dans le nord et l'ouest des États-Unis.

En janvier 2009, AltaGas a investi 10 millions de dollars pour acquérir une participation d'environ cinq pour cent dans Magma Energy Corporation, société axée sur l'exploration, l'aménagement et l'exploitation de projets d'énergie géothermique. AltaGas a également obtenu le droit d'acquérir une participation directe dans certains projets géothermiques qui seront développés ou acquis par la société. En juillet 2009, Magma Energy Corporation a réalisé son premier appel public à l'épargne et son titre a commencé à être négocié à la TSX. AltaGas a investi 6,2 millions de dollars supplémentaires pour acquérir des actions ordinaires dans le cadre du placement et a maintenu une participation d'environ cinq pour cent dans Magma Energy Corporation. Magma Energy Corporation est actuellement propriétaire d'une centrale géothermique de 8 MW au Nevada qu'elle exploite, ainsi que d'un portefeuille de projets d'exploration et de développement géothermiques dans l'ouest des États-Unis et en Amérique du Sud.

AltaGas est en voie d'aménager un portefeuille de projets hydroélectriques au fil de l'eau en Colombie-Britannique, comprenant les projets du Nord-Ouest qui sont trois projets dans le nord-ouest de la province : Forrest Kerr, McLymont Creek et Volcano Creek. Ces projets ont une capacité de production combinée d'environ 277 MW; ils font actuellement l'objet de pourparlers avec le gouvernement de la Colombie-Britannique. Les pourparlers portent sur des considérations concernant l'annonce par le gouvernement provincial de son intention d'améliorer et d'étendre les capacités de transport d'électricité dans le nord-ouest de la Colombie-Britannique, plus précisément la ligne de transport d'énergie du Nord-Ouest. L'amélioration de cette ligne aurait pour effet de prolonger le réseau de transport de la British Columbia Transmission Corporation jusqu'à 44 km des projets du Nord-Ouest.

ACTIVITÉS DE LA FIDUCIE

Les produits nets de la Fiducie se sont établis à 456,6 millions de dollars pour l'exercice terminé le 31 décembre 2009, comparativement à 476,5 millions de dollars pour l'exercice terminé le 31 décembre 2008.

Produits nets par secteur en 2008 (1)


Siège social
3 %
Électricité
27 %
Gaz
70 %

Produits nets par secteur en 2009 (1)


Siège social
4 %
Électricité
22 %
Gaz
74 %

Note :
(1) Les produits nets correspondent aux produits bruts, déduction faite du coût des ventes.

SECTEURS D'EXPLOITATION

À partir de 2009, AltaGas a regroupé ses activités commerciales dans trois secteurs d'exploitation : le gaz, l'électricité et le siège social. Dans le secteur d'exploitation du gaz, les activités commerciales comprennent l'extraction et le transport, la collecte et le traitement sur place, les services énergétiques et la distribution de gaz naturel. Le secteur d'exploitation de l'électricité comprend la production classique de centrales au charbon, la production de centrales de pointe au gaz, la production d'énergie éolienne et la production d'énergie hydroélectrique. Le siège social comprend les placements opportunistes, les résultats des contrats de gestion des risques ainsi que les produits et charges qui ne peuvent pas être directement affectés aux secteurs d'exploitation.

SECTEUR GAZIER

Le secteur gazier d'AltaGas a dégagé des produits nets de 340,2 millions de dollars pour l'exercice terminé le 31 décembre 2009, soit environ 74 % des produits nets de la Fiducie avant élimination des chiffres intersectoriels. Au 31 décembre 2009, le secteur gazier employait 648 personnes.

SECTEUR GAZIER – EXTRACTION ET TRANSMISSION

Le secteur gazier d'AltaGas comprend une participation exclusive dans le complexe Harmattan et dans l'UEEJ, situés au centre de l'Alberta, et des participations dans deux usines d'extraction à Empress, en Alberta, dans l'UEEE située à Edmonton, en Alberta et dans l'usine d'extraction Younger située en Colombie-Britannique. Le secteur de l'extraction comprend en outre l'installation de fractionnement d'AltaGas à Bantry. AltaGas agit à titre d'exploitant de l'UEEE, de l'UEEJ, de l'installation du champ de Bantry, du complexe Harmattan et de l'usine d'extraction Younger. Les usines d'extraction génèrent des produits d'exploitation stables de services fournis à prix forfaitaire ou au coût du service, ainsi que des produits d'exploitation dégagés sur des marges. Au 31 décembre 2009, la capacité d'amenée de gaz brut nette autorisée d'AltaGas à ces usines était de 1 594 Mpi^3/j.

La valeur de l'éthane et des LGN extraits dépend de la différence entre la valeur de l'éthane, du propane, du butane et du condensat pouvant être commercialisés séparément comme éléments constitutifs du gaz naturel acheminé. Si ces constituants ne sont pas extraits et vendus à des prix qui correspondent à la valeur de chacune de ces marchandises, ils sont vendus pour leur valeur calorifique au prix courant du gaz naturel.

Dans la plupart des cas, les LGN récupérés par les usines d'extraction et de traitement de gaz naturel de l'Ouest canadien sont livrés à un réseau pipelinier qui les collecte et les achemine à Fort Saskatchewan, en Alberta, ou à Sarnia, en Ontario. Les LGN sont consommés directement pour produire de l'énergie ou sont utilisés comme matière première par les usines pétrochimiques et de raffinage du pétrole brut. L'éthane est la matière première servant à produire de l'éthylène.

Extraction – Structures tarifaires des usines

Les propriétaires d'installations d'extraction ont le droit d'extraire des liquides du gaz naturel acheminé, soit directement en qualité de propriétaires du gaz, soit en vertu d'un contrat d'extraction. Dans une entente commerciale type, le propriétaire d'une usine d'extraction d'éthane et de LGN passe un contrat avec un transporteur de gaz naturel destiné à l'exportation qui passe par un réseau pour acheminer le gaz, contre le droit d'en extraire l'éthane et les LGN. En retirant l'éthane et les LGN, l'usine d'extraction se trouve à extraire une partie de l'énergie contenue dans le gaz naturel du transporteur. Le propriétaire de l'usine d'extraction paie au transporteur la quantité d'énergie extraite ou achète sur le marché une quantité de gaz naturel suffisante pour remplacer l'énergie extraite, gardant ainsi le volume du transporteur entier. Le gaz acheté est appelé gaz d'appoint ou de rattrapage. Selon les résultats de l'enquête sur l'extraction des LGN de l'ERCB publiés en février 2009, il est prévu que les droits d'extraction figurant dans ce genre de convention seront modifiés au cours des trois prochaines années, les droits sur les LGN contenus dans l'ensemble du gaz naturel acheminé par les gazoducs réglementés par l'Alberta étant désormais conférés aux expéditeurs recevant le gaz plutôt qu'aux transporteurs du gaz destiné à l'exportation. AltaGas élabore une stratégie pour tirer parti des occasions qu'offre la décision qui a été rendue à l'issue de l'enquête sur l'extraction des LGN.

Les conditions des contrats d'extraction peuvent stipuler que le traitement du gaz est ferme ou interruptible, et la durée de ces contrats peut varier entre un mois et plusieurs années. Actuellement, la majeure partie des contrats d'extraction d'AltaGas portent sur plusieurs années. La production d'éthane revenant à AltaGas est vendue en vertu d'ententes à long terme au coût du service ou à prix forfaitaire sans risque lié au prix des marchandises. Le prix de vente stipulé dans ces contrats assure un rendement du capital et le recouvrement de certains frais d'exploitation comprenant le gaz de rattrapage lié à cette production. La part de la production d'éthane revenant à AltaGas est vendue à la sortie de l'usine, l'acheteur prenant à sa charge le transport et la manutention en aval de l'usine. Les ventes d'éthane d'AltaGas génèrent des flux de trésorerie stables et prévisibles.

La production de LGN revenant à AltaGas est vendue en vertu de diverses ententes. Au 31 décembre 2009, environ 60 % de la production de LGN d'AltaGas était vendue en vertu d'ententes à long terme conclues à un prix forfaitaire. Ces ventes ne posent pas de risque lié au prix des marchandises. Les produits d'exploitation tirés de ces ventes de LGN génèrent des flux de trésorerie stables et prévisibles.

Sur la partie de la production extraite qui n'est pas cédée en vertu de contrats de vente d'éthane au coût du service ou de contrats de LGN à prix forfaitaire, le rendement dépend du différentiel de fractionnement, c'est-à-dire l'écart entre le prix des LGN extraits et le prix du gaz naturel acheté pour compenser la valeur calorifique des LGN extraits. Au 31 décembre 2009, environ 40 % de la production de LGN d'AltaGas (13 % de la production extraite) avait été vendue

en vertu de contrats soumis aux différentiels de fractionnement. Si les prix des marchandises ou les frais d'exploitation rendent l'extraction des LGN non rentables, les LGN peuvent être réinjectés ou les installations peuvent ralentir ou suspendre leur activité. Si cela se produit, la souplesse d'exploitation des contrats commerciaux fait en sorte que l'incidence sur les marges est minime.

Extraction – Production des usines

La production des usines d'extraction est fonction de la quantité de gaz naturel traitée, de la composition du gaz naturel, de l'efficacité de la récupération de l'usine d'extraction et de la période pendant laquelle l'usine est exploitée. Le tableau qui suit résume la capacité et la production d'AltaGas associées aux usines d'extraction et de fractionnement dans lesquelles elle détient une participation :

Usine d'extraction ou de fractionnement	Partici-pation (%)(1)	Capacité de traitement à l'entrée de l'usine d'AltaGas (Mpi^3/j)(1)	Production de liquides en 2009 (b/j)(2)		Production de liquides en 2008 (b/j)(2)		Usine exploitée ou inexploitée
UEEE	48,667	190	LGN	2 149	LGN	1 972	Exploitée
			Éthane	6 135	Éthane	6 586	
Empress ATCO	7,2	79	LGN	611	LGN	671	Inexploitée
			Éthane	623	Éthane	655	
Empress Provident	11,25	135	LGN	1 488	LGN	1 119	Inexploitée
			Éthane	2 730	Éthane	1 361	
UEEJ	100,0	250	LGN	1 763	LGN	977	Exploitée
			Éthane	4 726	Éthane	2 779	
Younger	56,667	425	LGN	5 113	LGN	5 057	Exploitée
			Éthane	7 698	Éthane	7 351	
Complexe Harmattan	100,0	490	LGN	499	LGN	434	Exploitée
			Éthane	5 009	Éthane	5 161	
Bantry	100,0	25	LGN	157	LGN	196	Exploitée
Total (3)		1 594	**LGN**	**11 780**	**LGN**	**10 426**	
			Éthane	**26 922**	**Éthane**	**23 892**	

Notes :
(1) Au 31 décembre 2009.
(2) Volumes moyens au quatrième trimestre.
(3) Ne comprend pas les LGN sur place.

Extraction – Usine d'extraction Empress ATCO

La participation d'AltaGas dans l'usine s'extraction Empress ATCO était de 7,2 % au 31 décembre 2009. La participation restante de 92,8 % dans l'installation est détenue par neuf autres propriétaires dans des proportions diverses. La participation d'AltaGas correspond à une part de la capacité d'amenée de gaz naturel de l'usine de 79 Mpi^3/j sur les 1 100 Mpi^3/j.

L'usine Empress ATCO, située à la frontière entre l'Alberta et la Saskatchewan, à Empress, en Alberta, est l'une des six usines d'extraction de la région. L'usine Empress ATCO compte quatre circuits de traitement qui offrent la souplesse nécessaire pour gérer aisément la production afin de réduire les frais d'exploitation et d'atténuer le risque d'exploitation en limitant le risque de perte en cas de baisse de l'activité consécutive à la variation des volumes de production.

En 2009, l'approvisionnement ferme en gaz sous contrat a été de 79 Mpi^3/j, 24 Mpi^3/j ayant été sous contrat jusqu'en décembre 2009, le reste ayant fait l'objet d'ententes d'approvisionnement annuelles et mensuelles. AltaGas traite actuellement du gaz en vertu d'ententes mensuelles et cherchera à conclure des conventions d'approvisionnement en gaz à long terme en 2010. AltaGas traite aussi les quantités de gaz interruptible mises à la disposition de l'usine par les services énergétiques ainsi que les quantités de gaz redirigées par suite de la fermeture de son autre installation à Empress. Comme il existe cinq autres usines d'extraction dans la région d'Empress, la rivalité est vive entre les propriétaires des usines pour obtenir les droits d'extraction des producteurs.

La production d'éthane d'AltaGas est vendue en vertu d'une entente au coût majoré d'une marge. Au 31 décembre 2009, la totalité de la production de propane, de butane et de condensat de l'usine Empress ATCO revenant à AltaGas était vendue en vertu d'ententes de commercialisation de un an à reconduction tacite, au prix du marché mensuel. Le reste de cette production génère des produits d'exploitation qui dépendent d'une entente à long terme basée sur les résultats, ce qui comprend les frais à payer pour le traitement et des produits d'exploitation qui varient avec le prix du produit.

Extraction – Usine d'extraction Empress Provident

AltaGas a acquis une participation de 10 % dans l'usine d'extraction Empress Provident en avril 1998 et a porté sa part à 11,25 % en décembre 2006. L'usine, entrée en service en septembre 1996, est située à 2 km au sud-est de l'usine d'extraction Empress ATCO.

L'usine est autorisée à traiter 1 200 Mpi^3/j de gaz naturel, la part d'AltaGas correspondant à 135 Mpi^3/j. AltaGas a géré le risque d'approvisionnement en gaz à cette usine en garantissant 89 % de la capacité d'amenée à long terme pour s'assurer que sa part de 135 Mpi^3/j sera toujours utilisée au complet.

En octobre 2003, des modifications ont été apportées pour accroître l'efficacité de récupération d'éthane. Les frais engagés par AltaGas se sont élevés à 5,5 millions de dollars, le projet ayant plus que doublé sa production d'éthane pour la porter à environ 2 400 b/j. La production d'éthane revenant à AltaGas est vendue en vertu d'un contrat type à long terme au coût du service, ce qui garantit le recouvrement de certains frais d'exploitation. Environ 74 % de la production de propane, de butane et de condensat de cette usine revenant à AltaGas génère des produits d'exploitation tirés de services fournis à un prix forfaitaire, auxquels s'ajoute le remboursement de frais d'exploitation afférents en vertu d'une entente de traitement à long terme. Le reste de la production est vendue en vertu d'une entente de commercialisation de un an à reconduction tacite, au prix du marché mensuel du propane, du butane et du condensat.

Extraction – Usine d'extraction de Joffre

AltaGas est propriétaire exclusive de l'UEEJ, qui peut traiter 250 Mpi^3/j de gaz naturel et produire 10 400 b/j d'éthane et de LGN. L'usine, dont la construction en 2002 a coûté 24,8 millions de dollars à AltaGas en contrepartie de sa participation initiale de 50 %, a démarré en décembre de la même année. AltaGas est l'exploitant de l'installation, située à Joffre, en Alberta.

Comme elle jouxte le complexe pétrochimique Joffre de NOVA Chemicals Corporation, l'usine récupère l'éthane et les LGN du gaz combustible consommé par le complexe. Toute la production d'éthane de l'UEEJ est vendue au coût du service en vertu d'un contrat type conclu avec NOVA Chemicals Corporation venant à échéance en 2031. En vertu de ce contrat, AltaGas assume une petite partie du risque lié au coût d'exploitation, qui est fonction du rapport des LGN à la production totale de l'usine. AltaGas vend sa production de LGN en vertu d'une entente de commercialisation de un an à reconduction tacite, fondée sur le prix du marché moyen mensuel des LGN.

Du point de vue matériel, l'UEEJ est aménagée de manière à ce que la production de LGN puisse facilement s'adapter à la demande du marché. Cette capacité d'entrer sur le marché des LGN et d'en sortir selon l'évolution des prix permet à AltaGas de participer pleinement au marché quand les prix sont élevés et d'y limiter sa participation quand les prix sont défavorables.

Extraction – Usine d'extraction d'éthane d'Edmonton

En août 2004, AltaGas a acquis une participation de 48,67 % dans l'UEEE contre 48,2 millions de dollars, chiffre qui comprend un passif environnemental de 5,0 millions de dollars, le décaissement net s'élevant donc à 43,2 millions de dollars. La participation restante dans l'usine est détenue par ATCO Midstream Ltd. AltaGas exploite l'usine. L'UEEE est directement raccordée au réseau de collecte d'éthane de l'Alberta ainsi qu'au pipeline de LGN Co-Ed de BP Canada Energy Resources, ce qui assure des débouchés sûrs et fiables à la production de l'usine.

L'usine dispose d'une capacité d'amenée brute autorisée de 390 Mpi^3/j de gaz naturel et d'une capacité de production brute d'éthane conforme aux spécifications de 23 000 b/j et de LGN de 7 500 b/j.

Un contrat de fourniture de gaz à long terme assure l'approvisionnement en matière première de l'UEEE. Le gaz traité par l'installation approvisionne les marchés de la consommation de la ville d'Edmonton, en Alberta. La production de l'usine revenant à AltaGas est vendue en vertu de contrats à long terme aux termes d'ententes conclues au coût du service ou à un coût majoré d'une marge.

Extraction – Usine d'extraction Younger

AltaGas est propriétaire d'une participation de 56,7 % dans l'usine d'extraction Younger. La participation restante est détenue par Provident. L'usine d'extraction Younger, située à Taylor, en Colombie-Britannique, traite du gaz naturel acheminé par le réseau de Spectra Energy et le réseau Stoddart de Canadian Natural Resources Limited pour en récupérer les LGN.

L'usine d'extraction Younger dispose d'une capacité de traitement de gaz naturel de 750 Mpi^3/j, la part d'AltaGas s'élevant à 425 Mpi^3/j et celle de Provident à 325 Mpi^3/j. AltaGas est l'unique propriétaire des installations de fractionnement, de stockage, de chargement, de traitement ou de terminal de LGN. AltaGas exploite l'usine d'extraction Younger.

La production de LGN de l'usine d'extraction Younger revenant à AltaGas est vendue à Provident en vertu d'une convention d'achat à long terme qui prévoit un rendement du capital, un recouvrement des frais d'exploitation, la fourniture de gaz de rattrapage et un partage des bénéfices. Provident fournit tout le gaz à l'usine d'extraction Younger en vertu d'une convention d'achat de LGN. La production d'éthane d'AltaGas est vendue à Dow Chemical à un prix forfaitaire en vertu d'un contrat de services à long terme.

Extraction – Complexe Harmattan

AltaGas est propriétaire exclusive du complexe Harmattan, situé à 100 km au nord de Calgary, en Alberta. Le complexe Harmattan dispose d'une capacité de traitement de gaz naturel de 490 Mpi^3/j comprenant le traitement de gaz corrosif, l'extraction de LGN et le fractionnement de 35 000 b/j de LGN et la fourniture des installations de terminal. Le complexe Harmattan compte aussi une installation de traitement du pétrole fractionné d'une capacité de 450 b/j, une installation de production de CO_2 de qualité industrielle d'une capacité de 200 t/j et une installation de déchargement par camion de LGN d'une capacité de 10 000 b/j.

Le complexe Harmattan extrait les LGN du gaz naturel brut livré pour être traité, fractionne les LGN récupérés sous forme d'éthane, de propane, de butane et de condensat conforme aux spécifications, et offre des services de stockage et de terminal pour chaque produit. Les installations de terminal proposées pour chacun des produits sont les suivantes :

Éthane – le complexe Harmattan est relié au réseau de collecte d'éthane de l'Alberta par un pipeline de raccordement appartenant à AltaGas. L'éthane produit par le complexe Harmattan est livré au réseau de collecte d'éthane de l'Alberta.

Propane – les producteurs peuvent faire charger leur propane à bord de wagons-citernes ou de camions-citernes. Les installations de chargement ferroviaire ou par camion, situées à Didsbury, en Alberta, sont reliées par pipeline au complexe principal.

Butane et condensat – les producteurs peuvent faire livrer leur butane et leur condensat par le pipeline Rangeland ou Cremona ou le faire charger à bord de camions-citernes au complexe Harmattan.

Au complexe Harmattan, des services de traitement du gaz naturel sont fournis à une soixantaine de producteurs en vertu de contrats assortis de diverses ententes et conditions commerciales. Des produits d'exploitation fondés sur la rémunération des services sont tirés du traitement du gaz naturel brut, de l'extraction des LGN, de leur fractionnement et de la fourniture d'installations de terminal, et du traitement sur demande des LGN. La rémunération des services signifie que des frais sont facturés au client pour le service qui lui est fourni par unité de volume.

Environ 35 % du gaz naturel traité par le complexe Harmattan l'est selon les conditions de conventions de représentation attribuant les réserves sur leur durée de vie. Outre le gaz naturel traité en vertu des conventions de représentation, 25 % du gaz naturel actuellement traité par le complexe Harmattan est réservé pour plus de trois ans et comporte des obligations de volume minimal annuel. Le reste du gaz naturel brut traité par le complexe Harmattan fait l'objet de contrats dont la durée varie entre un mois et la durée de vie des réserves. La majeure partie des contrats prévoient une indexation des frais fondée sur l'indice canadien des prix à la consommation.

Dans de nombreuses conventions de traitement du gaz naturel brut, un des éléments de la rémunération d'AltaGas pour fournir des services aux producteurs découle de son droit d'acheter une partie de l'éthane, du propane, du butane et du condensat des producteurs à un prix égal à la valeur du gaz naturel équivalent. Cette entente commerciale est qualifiée de contrat en nature.

La rentabilité des contrats en nature dépend de la différence entre la valeur de l'éthane, du propane, du butane et du condensat conformes aux spécifications et la valeur des LGN s'ils demeurent dans le gaz naturel. L'éthane acquis par

AltaGas en vertu de contrats en nature est vendu aux termes d'un contrat à long terme à un prix prévoyant le recouvrement intégral du coût d'acquisition de l'éthane des producteurs majoré d'une prime. Les quantités de propane, de butane et de condensat acquises par AltaGas sont vendues sur le marché albertain aux prix en vigueur.

AltaGas a déposé une demande auprès de l'ERCB pour exécuter les travaux de construction pour le projet de coproduction Harmattan qui, s'il est approuvé, permettra d'extraire les liquides du gaz naturel sur le réseau de TransCanada en utilisant la capacité inutilisée des unités de récupération de LGN de Harmattan. AltaGas a signé un protocole d'entente avec NOVA Chemicals relatif à l'extraction des liquides du gaz naturel à Harmattan dans le cadre du projet de coproduction. Le protocole prévoit que les accords définitifs entre AltaGas et NOVA Chemicals seraient d'une durée initiale de 20 ans. AltaGas livrerait la totalité des liquides du gaz naturel ou des produits gazeux combinés, moyennant une pleine rémunération du coût du service, à NOVA Chemicals et veillerait à ce que les dépenses en immobilisations et les frais d'exploitation liées au projet soient recouvrés intégralement par la perception de droits dans des conditions normales d'exploitation. Le protocole d'entente est assujetti aux conditions préalables usuelles, comprenant la signature et la remise de conventions définitives mutuellement satisfaisantes entre AltaGas et NOVA Chemicals et une décision favorable à la demande de coproduction de Harmattan actuellement devant l'ERCB.

Extraction – Installation de fractionnement du champ de Bantry

AltaGas s'est portée acquéreur de l'usine de traitement de gaz naturel de Bantry en mai 2000 et l'a agrandie en 2001. L'usine, exploitée par AltaGas, est pourvue d'installations de fractionnement pouvant produire 400 b/j de propane, de butane et de pentanes-plus conformes aux spécifications mis en vente sur les marchés locaux aux prix du marché. Les services de fractionnement de Bantry sont fournis à un tarif établi par mètre cube de produit traité.

Extraction – Concurrence

Les établissements d'extraction d'AltaGas sont bien positionnés pour évoluer dans un environnement concurrentiel et tirer parti de leurs situations stratégiques et des conditions des contrats pour rivaliser avec la concurrence dans le secteur des LGN.

Les installations d'extraction Empress ATCO et Empress Provident d'AltaGas font face à la concurrence de six installations d'extraction dans la région d'Empress, d'où une importante rivalité pour s'approvisionner en gaz naturel. Pour atténuer ce risque, les usines d'AltaGas à Empress nouent des contrats d'approvisionnement à long terme en gaz naturel et mobilisent des réserves de gaz par le truchement des services énergétiques.

Les installations de l'UEEP et de l'UEEE d'AltaGas sont situées stratégiquement et tirent profit de la consommation de gaz par l'industrie pétrochimique et la ville d'Edmonton, respectivement.

L'usine d'extraction Younger traite du gaz naturel extrait du bassin de Fort St. John, situé dans le nord-est de la Colombie-Britannique. L'installation bénéficie d'une situation stratégique, étant la seule usine d'extraction à longer un pipeline dans cette région de la Colombie-Britannique. Alors que l'usine d'extraction Younger est la seule à longer un pipeline dans la région, le pipeline Alliance doit rivaliser avec la concurrence pour s'approvisionner localement en gaz naturel.

Le complexe Harmattan est bien positionné comme installation de traitement à bas coût et à volume élevé dans la région qu'il dessert.

Transport – Description des activités

AltaGas possède cinq réseaux de transport de gaz naturel pouvant acheminer environ 554 Mpi^3/j et trois pipelines de LGN d'une capacité combinée de 151 600 b/j.

Le tableau ci-après résume la capacité brute des pipelines de transport d'AltaGas au 31 décembre 2009. La majeure partie des contrats de transport par pipeline de réseau prévoient un prix forfaitaire ou un engagement ferme et ne sont donc généralement pas sensibles aux quantités livrées.

Pipeline de transport	Produit	Région	Propriété (pourcentage)	Capacité de transport	Longueur (km)	Exploité/ inexploité[1]
Battle Lake	Gaz naturel	Centre de l'Alberta	100,0	15 Mpi³/j	16	Exploité
Cold Lake	Gaz naturel	Centre-est de l'Alberta	99,2	80 Mpi³/j	253	Exploité
Kahntah	Gaz naturel	Nord-est de la Colombie-Britannique	100,0	35 Mpi³/j	55	Exploité
Suffield	Gaz naturel	Sud-est de l'Alberta	100,0	400 Mpi³/j	243	Exploité
Summerdale	Gaz naturel	Centre de l'Alberta	100,0	24 Mpi³/j	18	Exploité
Porcupine Hills	LGN	Sud-ouest de l'Alberta	100,0	11 600 b/j	164	Exploité
EDS	LGN	Centre de l'Alberta	100,0	90 000 b/j	180	Exploité
JFP	LGN	Centre de l'Alberta	100,0	50 000 b/j	180	Exploité

Note :

(1) AltaGas exploite le pipeline de Cold Lake et a sous-traité l'exploitation de ses autres pipelines.

Transport – Suffield

Le réseau de transport de gaz naturel Suffield est composé de deux gazoducs qui acheminent le gaz naturel extrait du bloc militaire Suffield et des environs, dans le sud-est de l'Alberta vers la canalisation principale de TransCanada Pipelines à Burstall, en Saskatchewan. Le réseau Suffield est réglementé par l'Office national de l'énergie et les tarifs du réseau sont fondés sur une méthode de calcul des droits axés sur le marché. La capacité de transport combinée des deux gazoducs est de 400 Mpi³/j. Le gazoduc North Suffield est d'une longueur de 147 km, sa canalisation ayant un diamètre de six à 16 po, et le gazoduc North Suffield est d'une longueur de 96 km, sa canalisation ayant également un diamètre de 16 po.

La capacité de transport du réseau Suffield est actuellement allouée en bonne partie par contrat à EnCana Oil and Gas Partnership (désormais Cenovus Energy Inc.) en vertu d'engagements fermes de transport et de volume venant à échéance en 2022 et renouvelables pour des périodes de un an par la suite. Les engagements de volume sont appelés à augmenter annuellement, pour passer d'environ 390 000 GJ/j en 2009 à environ 406 000 GJ/j en 2010 et diminuer par la suite. Dans le cas du réseau Suffield, EnCana base ce qu'il paie à AltaGas sur une quantité contractuelle quotidienne. Si les quantités annuelles expédiées sont inférieures à la quantité contractuelle quotidienne annualisée, AltaGas ne rembourse pas à l'expéditeur les paiements qu'il a faits en vertu de la quantité contractuelle quotidienne, mais porte la quantité manquante au crédit d'un compte des manquants jusqu'à ce que l'expéditeur réduise la quantité manquante en livrant des quantités excédentaires ou jusqu'à ce que les quantités manquantes expirent.

Transport – EDS et JFP

EDS sert à acheminer de l'éthylène, la principale production du complexe pétrochimique de NOVA Chemicals à Joffre, vers des clients industriels et des installations de stockage dans les régions d'Edmonton et de Fort Saskatchewan en Alberta. EDS est un pipeline de 12 po de diamètre et d'une longueur de 180 km pouvant transporter 90 000 b/j. JFP transporte des LGN de Fort Saskatchewan au complexe pétrochimique de NOVA Chemicals à Joffre. JFP est un pipeline de 10 po de diamètre et d'une longueur de 180 km pouvant transporter 50 000 b/j.

La convention de transport d'EDS est d'une durée initiale de 12 ans se terminant en 2016, des dispositions étant prévues pour la proroger par la suite. Les paiements de NOVA Chemicals à AltaGas au titre des services de transport représentent la somme d'un prix forfaitaire de transport ferme et du recouvrement intégral des frais engagés dans l'exploitation d'EDS. Le prix forfaitaire est sujet à un ajustement du taux d'intérêt en 2010 et tous les trois ans par la suite, en fonction des taux d'intérêt qui seront alors en vigueur. La convention de transport d'EDS contient aussi des dispositions précisant que des frais seront facturés à NOVA Chemicals si des capitaux supplémentaires sont investis par AltaGas dans le réseau. Pour résilier la convention de transport d'EDS à la fin de sa durée initiale de 12 ans, NOVA Chemicals doit donner un préavis de cinq ans. Après cette durée initiale, la période de préavis de résiliation passe à trois ans. NOVA Chemicals a l'option d'acheter le pipeline après la durée initiale de la convention, moyennant un préavis de trois ans à un prix fondé sur un amortissement linéaire de 30 ans assorti d'un prix plancher. NOVA Chemicals ne peut pas choisir de renouveler uniquement les conditions de transport d'EDS; la résiliation de la convention de transport d'EDS implique la résiliation de la convention de transport de JFP. Les conditions de la convention de transport de JFP sont essentiellement les mêmes que celles de la convention d'EDS. NOVA Chemicals ne peut pas choisir de renouveler uniquement la convention de transport de JFP; la résiliation de la convention de transport de JFP implique la résiliation de la convention de transport d'EDS.

AltaGas a investi au total environ 12,6 millions de dollars dans la rénovation du pipeline d'EDS. Ces travaux ont été achevés en 2009, un tronçon d'un diamètre de 12 po ayant été remplacé sur environ 12 km par une canalisation aux parois plus épaisses pour satisfaire aux exigences réglementaires consécutives à une augmentation de la densité de la population résidentielle environnante. AltaGas touche un prix forfaitaire de transport ferme et aura droit au recouvrement intégral des frais d'exploitation du pipeline rénové en vertu d'ententes établies au coût du service analogues à celles qui existent pour le pipeline d'EDS.

Un tronçon d'un diamètre de six pouces du réseau d'EDS a été réservé en 2008 et loué à Keyera Energy Partnership pour la livraison de butane pour une durée initiale de 24 mois.

Transport – Porcupine Hills

Le pipeline Porcupine Hills, situé dans le sud-ouest de l'Alberta, est une canalisation acheminant le condensat d'un seul expéditeur. Le pipeline Porcupine Hills livre le condensat du complexe Shell de Waterton, à la ville de Turner Valley pour le compte de Shell Canada. Le contrat de Porcupine, qui vient à échéance le 30 juin 2010, devrait être prorogé selon les mêmes conditions.

Transport – Cold Lake, Kahntah, Summerdale et Battle Lake

AltaGas possède et exploite la majeure partie du réseau de transport de gaz naturel de Cold Lake, qui comprend 39 points de réception et 36 points de livraison (y compris quatre embranchements de gazoduc). La majeure partie de la capacité de transport du réseau de Cold Lake est réservée par contrat aux Services énergétiques d'AltaGas qui commercialise ou échange le gros du gaz du réseau de Cold Lake. Le gazoduc Kahntah achemine du gaz naturel de la Colombie-Britannique à l'Alberta et fait l'objet d'un contrat annuel passé avec un seul expéditeur. Du fait de la diminution des quantités livrées par les producteurs et de la baisse de l'activité de forage dans la région, il est prévu que la convention de transport de Kahntah prendra fin le 31 mars 2010. Altagas étudie les possibilités qui s'offrent pour prolonger la durée de vie de cet actif. La capacité du gazoduc Summerdale est réservée par contrat aux Services énergétiques d'AltaGas pour lui permettre d'optimiser les possibilités de commercialisation et d'échange. La capacité du gazoduc Battle Lake est répartie par contrat entre plusieurs expéditeurs en vertu de conventions qui sont prorogées annuellement.

Transport – Concurrence

AltaGas livre concurrence à des entités exerçant des activités intermédiaires dans le BSOC. Ses établissements dans le secteur du transport sont bien positionnés pour évoluer dans un environnement concurrentiel et bénéficier de leurs situations stratégiques et de leurs conditions contractuelles pour faire face à la concurrence.

SECTEUR GAZIER – COLLECTE ET TRAITEMENT SUR PLACE

Les activités de collecte et de traitement sur place mettent en jeu 76 installations de collecte et de traitement dans 30 zones d'exploitation situées dans l'Ouest du Canada et environ 6 600 km de conduites de collecte en amont des installations de traitement qui livrent le gaz naturel dans des réseaux de gazoducs en aval qui approvisionnent les marchés nord-américains du gaz naturel. AltaGas possède une capacité brute totale autorisée de 1,2 Gpi^3/j, dont un tiers peut traiter du gaz corrosif. AltaGas exploite 73 de ces 76 installations.

Les réseaux de collecte acheminent le gaz naturel pour le compte de producteurs à partir de la tête de puits jusqu'aux installations de traitement d'AltaGas, où on retire les impuretés et certains composants d'hydrocarbures puis compresse le gaz pour qu'il réponde aux spécifications des réseaux de gazoducs en aval qui transportent le gaz aux marchés nationaux et d'exportation d'énergie. Les principaux catalyseurs d'activité du groupe de la collecte et du traitement sur place sont le débit, les frais de collecte et de traitement et les coûts d'exploitation. Le débit est influencé par le raccord de nouveaux puits, la réactivation, la remise en production, l'optimisation des puits opérée par les producteurs et le fléchissement de la production naturelle dans des zones desservies par les installations de traitement d'AltaGas.

Collecte et traitement sur place – Usine type de traitement de gaz sur place


Réfrigération
Gaz naturel traité aux gazoducs en aval
Gaz non corrosif
Compression
Déshydratation
Séparation à l'entrée
Gaz non corrosif
Gaz corrosif
Compression
Adoucissement
LGN
(transportés par camion aux colonnes de fractionnement)
Gaz sulfureux (pour l'élimination)
Séparation à l'entrée

Le gaz naturel brut recueilli à la tête des puits est un mélange de méthane et d'autres composantes d'hydrocarbures et d'impuretés, y compris de la vapeur d'eau, du dioxyde de carbone et du sulfure d'hydrogène. Le gaz brut qui contient du sulfure d'hydrogène en excédent des spécifications des gazoducs en aval est considéré comme corrosif. Tous les autres types de gaz sont considérés comme non corrosifs. Le gaz corrosif doit être traité davantage au moyen d'un processus d'adoucissement pour retirer le sulfure d'hydrogène et être conforme aux spécifications des gazoducs. Tout le gaz naturel doit avoir été traité pour en retirer les impuretés et les diverses composantes d'hydrocarbures avant d'être livré par des gazoducs en aval à des fins de vente et de consommation. La quantité et la complexité du traitement exigé avant que le gaz brut soit de qualité marchande sont fonction de la quantité de LGN et d'impuretés présents dans le gaz brut.

Le gaz naturel brut est tout d'abord recueilli à la tête de puits par des réseaux de collecte avant d'être livré à une usine pour y être traité. Chaque usine de gaz naturel est conçue d'après la composition du gaz brut qui y sera traité. Le gaz naturel qui ne contient que des quantités infimes de LGN ou d'autres éléments n'aura pas à être soumis à certains processus dans une usine type de traitement du gaz naturel.

Le gaz naturel brut arrivant à l'usine est soumis à une opération de séparation pour en retirer l'eau résiduelle et tous les LGN libres. Si le gaz naturel est corrosif, on l'adoucit en en retirant l'hydrogène sulfuré. D'ordinaire, on déshydrate alors le gaz pour en retirer toute trace d'eau. S'il reste passablement de LGN dans le gaz non corrosif, on les retire afin de respecter les spécifications des pipelines en aval. Les LGN ont en général une valeur plus élevée s'ils sont extraits sous forme liquide et il est possible de récupérer plus de LGN que les spécifications des gazoducs en aval l'exigent afin d'en bénéficier au maximum. Ce processus de récupération supplémentaire peut se faire dans les usines de gaz sur place ou dans des usines d'extraction à grande échelle. Voir « Extraction ». AltaGas est capable d'extraire les LGN dans 30 de ses usines de traitement du gaz naturel sur place.

Le reste du gaz traité quittant l'usine est livré à un gazoduc de transport en aval pour être finalement distribué sur les marchés des utilisateurs finaux. Les LGN doivent encore être traités pour être fractionnés en leurs composantes individuelles : propane, butane et pentanes plus. Les LGN peuvent être fractionnés sur place ou transportés par camion ou par gazoduc vers des installations de fractionnement.

Collecte et traitement sur place – Installations

Les activités de collecte et de traitement sur place d'AltaGas génèrent des produits d'exploitation à partir des frais exigés pour transformer le gaz naturel dans une installation de traitement ou le recueillir par un réseau de collecte.

AltaGas vise l'amélioration constante, l'excellence en matière d'exploitation et l'utilisation maximale des installations qu'elle exploite; en outre, elle cherche à dépasser constamment les taux d'utilisation moyens du BSOC. L'augmentation des volumes traités aux installations, qui provient du raccord de nouveaux puits et de la réactivation, la remise en production et l'optimisation des puits opérées par les producteurs, est contrebalancée par le fléchissement de la

production naturelle. Le montage des installations sur patins permet à AltaGas de répartir ces actifs en fonction des besoins de traitement des producteurs, ce qui augmente les volumes de traitement, la rentabilité et l'utilisation.

Capacité et débit des installations de collecte et de traitement sur place

	2009	2008
Capacité brute (Mpi^3/j)[1][3]	1 172	1 172
Débit brut (Mpi^3/j)[2][3]	423	521
Débit annuel brut (Mpi^3/j)[3]	453	541
Utilisation de la capacité (%)	39	46

Notes :

(1) Au 31 décembre.
(2) Moyenne du quatrième trimestre.
(3) Les chiffres bruts ne tiennent pas compte de la participation directe d'AltaGas.

La demande de gaz naturel a entraîné un chiffre estimatif de 5 079 complétions de puits de gaz et environ 14,7 Gpi^3/j de production commercialisable moyenne dans le BSOC en 2009, selon Ziff Energy Group. Le groupe de la collecte et du traitement sur place a raccordé 151 puits en 2009, comparativement à 319 en 2008. Le taux d'utilisation moyen des installations est passé de 46 % en 2008 à 39 % en 2009. AltaGas a connu une baisse de son débit, principalement en raison de la réduction de l'activité de forage et de la diminution naturelle du rendement des gisements. Les activités de production ont subi les contrecoups de la faiblesse du prix des marchandises et de l'état tendu des marchés financiers. AltaGas s'attend à ce que la demande d'installations de collecte et de traitement augmente en 2010, car le prix du gaz naturel a monté et les producteurs devraient avoir plus facilement accès à des capitaux.

Collecte et traitement sur place – Importantes zones d'exploitation

Les installations d'AltaGas sont souvent physiquement reliées pour créer des complexes offrant différentes possibilités de livraison et des produits d'exploitation continus même si l'une des usines du complexe est fermée. Comptant 76 installations de traitement dans 30 zones d'exploitation, le groupe de la collecte et du traitement sur place d'AltaGas n'est pas tributaire d'une installation ou d'une zone d'exploitation en particulier.

Collecte et traitement sur place – Clients

En 2009, AltaGas a traité avec plus de 260 clients dans ses zones d'exploitation, aucun client n'ayant compté pour plus de 7 % des produits d'exploitation nets du groupe de la collecte et du traitement sur place. Les dix principaux clients du groupe de la collecte et du traitement sur place ont représenté environ 8 % de ses produits d'exploitation nets consolidés en 2009.

Collecte et traitement sur place – Contrats

AltaGas s'occupe de la collecte et du traitement du gaz naturel aux termes de contrats passés avec des producteurs de gaz naturel. Il existe environ 1 100 contrats actifs de collecte et de traitement. En général, ces contrats :

- fixent les tarifs des services de collecte et de traitement offerts par AltaGas;
- délimitent les droits d'accès des producteurs aux services de collecte et de traitement;
- établissent les engagements de débit minimum avec les producteurs et suivent alors les structures tarifaires pertinentes pour recouvrer le capital investi au début de la durée du contrat si AltaGas doit faire une dépense en immobilisations;
- établissent les conditions auxquelles la production future sera traitée à une installation d'AltaGas;
- aident à réduire le risque lié au volume.

Les capitaux qu'AltaGas doit engager pour acquérir ou développer des installations de collecte et de traitement sont établis par l'évaluation qu'elle fait de la production à traiter à l'installation, des réserves dans la région, de l'importance des droits d'exclusivité sur les réserves et des frais de traitement devant être payés par les producteurs pour ses services. Lorsqu'une installation est acquise, AltaGas fait une évaluation indépendante des réserves de gaz naturel et de la production dans la zone entourant chaque installation en se servant, entre autres sources, des données sur la production et des estimations des réserves de l'ERCB, ainsi que des rapports sur les réserves des producteurs pour la région. AltaGas effectue aussi un examen sur les lieux de l'usine et du matériel et passe en revue les frais d'exploitation et d'entretien pour chaque installation.

Structure tarifaire

Au moment d'établir les dispositions contractuelles appropriées, notamment une période de remboursement raisonnable de ses capitaux investis, AltaGas cherche à faire correspondre ses propres intérêts avec les objectifs financiers et commerciaux de ses clients producteurs. La plupart des contrats de collecte et de traitement d'AltaGas comportent des structures tarifaires fondées sur le service volumétrique, en fonction d'un tarif par kpi^3 de débit. Les structures tarifaires fondées sur le service volumétrique peuvent comprendre une provision pour le recouvrement de frais d'exploitation réels, qui compense davantage le risque financier lié à la variabilité des volumes. Le recouvrement des frais d'exploitation s'est élevé à environ 40 % en 2009 comparativement à 41 % en 2008. En outre, environ 78 % des contrats en vigueur au 31 décembre 2009 étaient assujettis à une indexation annuelle des prix en fonction de l'indice des prix à la consommation. Cette structure de redevances à façon (par opposition à une structure fondée sur les écarts dans le prix des marchandises dont se servent surtout les sociétés intermédiaires aux États-Unis) évite l'exposition au risque sur marchandises étant donné que les produits d'exploitation sont tributaires des volumes traités. L'investissement d'AltaGas est généralement protégé par la durée de vie des réserves sous-jacentes à l'installation puisque les puits exploités demeurent généralement raccordés à un réseau de collecte et de traitement pendant toute leur durée productive.

AltaGas peut appuyer ses engagements en matière de capitaux en utilisant une ou plusieurs des dispositions contractuelles ci-après :

Achat ferme : Les contrats d'achat ferme sont conçus pour veiller à ce qu'AltaGas recouvre son capital investi dans un délai relativement court, en exigeant des producteurs qu'ils prennent envers AltaGas des engagements relatifs à un volume minimum ou au recouvrement du capital. Aux termes des engagements relatifs à un volume minimum, le producteur doit faire traiter un volume précis à un taux par kpi^3 au cours d'une période précise ou acquitter tout déficit des produits d'exploitation. La somme des produits d'exploitation tirés du traitement procure à AltaGas un rendement du capital et un remboursement de capital au cours d'une période précise. Le risque se limite à la solvabilité de la contrepartie. Au cours des dernières années, la stratégie d'AltaGas a changé et vise maintenant l'obtention d'engagements relatifs à un volume mensuel minimum afin de réduire le risque de crédit, changement qui a engendré des rentrées de fonds prévisibles.

Recouvrement du capital et des frais d'exploitation : AltaGas facture deux prix distincts au producteur, l'un qui procure un rendement et un remboursement du capital et l'autre qui couvre les frais d'exploitation d'AltaGas. Le rendement du capital et le remboursement de capital deviennent plus certain en réduisant le risque de frais d'exploitation imprévus. Le risque se limite en grande partie à la période de production.

Zone d'intérêt réciproque : Lorsque AltaGas acquiert une installation, le vendeur est d'ordinaire le plus important producteur qui utilise cette installation. Par conséquent, AltaGas a habituellement le droit de faire la collecte et le traitement de la plus grande portion de la production de gaz naturel associée aux installations qu'elle acquiert grâce à ses contrats d'exclusivité à l'égard des réserves, ce qui réduit la possibilité que des concurrents construisent des usines dans la même région. Le risque se limite en grande partie à la période de production. Les conditions contractuelles font également en sorte que la production future qui sera mise en service dans une zone précise soit acheminée vers une installation d'AltaGas. Le débit futur du gaz naturel est généralement garanti par des engagements contractuels du vendeur de l'installation visant l'acheminement exclusif de la production future provenant de réserves spécifiées ou de régions futures de développement voisines de l'installation.

Concession géographique avec droit de désengagement : Des dispositions contractuelles permettent à AltaGas de résilier ou de renégocier un contrat s'il s'avère non rentable de continuer le traitement. Le risque se limite en grande partie à la période de production et aux efficiences des frais d'exploitation.

Durée

Lorsque des réserves de gaz naturel sont réservées en exclusivité aux termes d'un contrat, celui-ci porte habituellement sur plus d'une année et peut valoir pour la durée de vie des réserves en fonction des capitaux investis par AltaGas dans l'installation. Lorsque des réserves n'ont pas été réservées en exclusivité aux termes d'un contrat ou si AltaGas n'a pas engagé de capitaux considérables, les contrats peuvent d'ordinaire être résiliés par l'une ou l'autre des parties moyennant trois mois d'avis. Comme il l'a été mentionné, les puits exploités demeurent généralement raccordés à un réseau de collecte et de traitement pendant toute leur durée productive.

Type de service

De manière générale, les producteurs se voient offrir un service ferme ou interruptible. Le service ferme accorde aux producteurs une priorité pour faire traiter leur gaz naturel à une installation donnée d'AltaGas, sous réserve de l'entretien

dans le cours normal des activités et des cas de force majeure. Le service interruptible désigne le service qui n'est disponible que si l'installation d'AltaGas donnée dispose de la capacité nécessaire après avoir respecté tous ses engagements de service continu. De manière générale, un producteur profite d'ordinaire du service ferme lorsqu'il attribue en exclusivité ses réserves à une installation d'AltaGas.

Collecte et traitement sur place – Charges d'exploitation et d'entretien

Les charges d'exploitation et frais d'entretien pour les installations de collecte et de traitement comportent en général : (i) les frais de main-d'œuvre reliés au personnel d'exploitation et d'entretien; (ii) les marchandises consommées lors du traitement ou de l'entretien, y compris les produits chimiques et lubrifiants; (iii) les frais reliés aux baux des terrains; (iv) les taxes foncières; (v) les coûts du carburant et de l'électricité; (vi) les autres frais généraux. Pour ce qui est des usines exploitées par AltaGas, les frais les plus importants découlent de la main-d'œuvre, des services publics, des impôts fonciers et des coûts des réparations et de l'entretien. Les réparations et les travaux d'entretien sont prévus pour réduire au minimum les temps morts et ont lieu en même temps, si possible, que les activités d'entretien des puits des producteurs. L'une des stratégies d'AltaGas consiste à augmenter le nombre de contrats comportant des dispositions qui prévoient le transfert de coûts d'exploitation.

Collecte et traitement sur place – Concurrence

AltaGas livret concurrence à d'autres entreprises intermédiaires exerçant leurs activités dans le BSOC. En 2009, AltaGas a traité une moyenne de 453 Mpi^3/j, soit environ 4 % des volumes produits dans le BSOC. La majeure partie de la collecte et du traitement continue généralement d'être prise en charge par les sociétés d'exploration et de production de gaz naturel du secteur amont.

Le marché de la collecte et du traitement sur place ainsi que la concurrence continuent d'évoluer. AltaGas estime que ses stratégies de collecte et de traitement sur place et ses avantages concurrentiels continueront de lui permettre d'être concurrentielle sur le marché intermédiaire. AltaGas estime de plus que ses compétences en matière d'exploitation et sa pénétration du marché font d'elle un excellent partenaire commercial pour bon nombre de sociétés d'exploration et de production.

SECTEUR GAZIER – DISTRIBUTION DE GAZ NATUREL

La Fiducie a pris pied dans ce secteur grâce à une acquisition réalisée en date du 9 octobre 2009.

Entreprises réglementées

AUI et Heritage Gas exercent des activités sur des marchés réglementés où, à titre de titulaires de concessions, elles sont autorisées à percevoir des tarifs réglementés qui permettent de recouvrer les coûts et de dégager un rendement du capital investi dans la concession. Le rendement de la base tarifaire comprend les coûts de financement autorisés par la réglementation et le rendement des capitaux propres attribuables aux actionnaires ordinaires. Inuvik Gas exploite une concession de distribution de gaz naturel dans un cadre à « réglementation douce », où le service de livraison et le prix du gaz naturel sont déterminés par le marché.

Processus réglementaire

La distribution de gaz naturel en Alberta, en Nouvelle-Écosse et dans les Territoires du Nord-Ouest est réglementée par l'AUC, le CSPENE et le RSPTNO, respectivement. L'AUC et le CSPENE ont compétence pour approuver un tarif de distribution pour les services publics de distribution qui comprend les taux demandés et les conditions en vertu desquelles le service doit être fourni par ces services publics. Pour Inuvik Gas, les taux sont fixés par le service public de façon à être concurrentiels sur le marché. Inuvik Gas est réglementée en fonction de la réception de plaintes et est tenue de déposer des états financiers annuels et des comparaisons trimestrielles aux autres combustibles locaux, auprès du RSPTNO.

La description ci-après du processus réglementaire s'applique à AUI et à Heritage Gas. L'AUC et le CSPENE approuvent les tarifs de distribution selon un modèle réglementaire du coût du service. Selon ce modèle, l'AUC et le CSPENE visent à s'assurer que le service public de distribution est en mesure de recouvrer la totalité des charges d'exploitation engagées de façon prudente, l'amortissement, l'impôt sur les bénéfices et les coûts de financement, tout en dégageant un rendement raisonnable des capitaux propres. L'AUC et le CSPENE visent à s'assurer que les tarifs sont justes et raisonnables, qu'ils incitent à investir et qu'ils ne sont pas indûment préférentiels, arbitraires ou injustement discriminatoires. Le gaz naturel livré au consommateur peut être acheté auprès d'un détaillant de gaz à un prix contractuel ou auprès du service public à titre de fournisseur par défaut, à un tarif réglementé fondé sur le coût en vigueur du gaz pour le service public.

Le processus réglementaire comporte généralement deux phases. Au cours de la première phase (phase 1), les besoins totaux en produits d'exploitation du service public de distribution sont déterminés. Au cours de la seconde phase (phase 2), les tarifs précis devant être demandés aux différentes catégories de consommateurs ainsi que les conditions du service sont déterminés. Les deux phases peuvent faire l'objet d'une seule demande ou de demandes distinctes à des moments différents. En règle générale, le processus complet comprenant les deux phases peut nécessiter plus de un an à partir du dépôt de la demande initiale jusqu'à la décision finale rendue par l'AUC, ou jusqu'à six mois dans le cas du CSPENE.

Phase 1

Les principaux éléments pris en compte dans les besoins en produits d'exploitation approuvés à la phase 1 sont énumérés ci-après (le diagramme ne représente pas nécessairement l'importance relative des principaux éléments composant les besoins en produits d'exploitation approuvés).


Besoins en produits d'exploitation ($)
Rendement total
Amortissement
Impôts sur les bénéfices
Frais d'exploitation

Base tarifaire

La base tarifaire correspond à l'investissement approuvé dans les immobilisations corporelles, déduction faite des amortissements cumulés, majoré d'une provision pour le fonds de roulement. La base tarifaire nette exclut de la base tarifaire le capital sans coût, soit les apports non amortis des clients et les subventions des gouvernements et des clients. Le fonds de roulement comprend généralement une provision pour des retards dans la réception des liquidités et un solde moyen au titre des autres charges reportées ou payées d'avance.

Rendement total

Le rendement total correspond au rendement du capital investi par le service public de distribution dans sa base tarifaire approuvée, financée par une structure du capital réputée comprendre la dette et les capitaux propres, calculé, suivant la pratique générale, sur la base suivante (le diagramme ne représente pas nécessairement tous les éléments ni l'importance relative de chacun d'eux, dans le cas d'un rendement total en fonction des besoins en produits d'exploitation approuvés des actifs de la base tarifaire).


Actifs de la base tarifaire réputés être financés par :
Dette (%)
x
Coût des capitaux empruntés (%)
x
Actifs de la base tarifaire ($)
Rendement des capitaux empruntés ($)
x
Taux de rendement des capitaux propres ordinaires (%)
x
Actifs de la base tarifaire ($)
Rendement des capitaux propres ordinaires ($)
Rendement total des actifs de la base tarifaire ($)

Amortissement

L'amortissement est une provision pour le rendement du capital qui correspond à la dépréciation des actifs de la base tarifaire déterminée à partir d'études de la perte de valeur déposées par un service public de distribution, et qui est approuvée par l'AUC ou le CSPENE. L'amortissement exclut l'amortissement de l'apport des clients.

Impôts sur les bénéfices

Les impôts sur les bénéfices correspondent à la provision pour le recouvrement des impôts payés sur les bénéfices à l'égard des activités réglementées du service public de distribution.

Frais d'exploitation

Les frais d'exploitation correspondent aux frais liés à l'exploitation d'un service public de distribution, qui sont considérés comme étant prudents par l'organisme de réglementation.

Les autres produits d'exploitation dégagés par le service public à la suite de l'exercice de ses activités réglementées réduisent le total des besoins en produits d'exploitation réglementés perçus au moyen des tarifs demandés aux utilisateurs finaux ou aux clients.

Le tableau qui suit présente la base tarifaire brute et nette à mi-année d'AUI et d'Heritage Gas pour les exercices 2009, 2008 et 2007 :

(en millions de dollars)	**2009**	**2008**	**2007**
AUI			
Base tarifaire brute	177,7	166,0	156,0
Moins : contributions pour aide à la construction	54,7	52,9	50,8
Base tarifaire nette	123,0	113,1	105,2
Heritage Gas (1)			
Base tarifaire brute	139,4	117,2	89,5
Moins : contributions pour aide à la construction	2,0	2,0	2,0
Moins: prêt de la province de Nouvelle-Écosse	5,6	5,6	5,6
Base tarifaire nette	131,8	109,6	81,9

Note :

(1) Les chiffres figurant sous cette rubrique correspondent à une participation exclusive dans Heritage Gas. Avant le 18 novembre 2009, Utility Group détenait une participation de 24,9 % dans Heritage Gas.

Le tableau suivant résume le taux de rendement autorisé des capitaux propres et le coût des capitaux empruntés d'AUI et d'Heritage Gas :

Année d'exploitation	**Structure du capital Dette/capitaux propres (%)**	**Taux de rendement des capitaux propres autorisé (%)**	**Coût des capitaux empruntés (%)**
AUI			
2009	57/43	9,00	4,02
Heritage Gas			
2007-2011	55/45	13,0	8,75

Phase 2

L'approbation de la structure des taux à la phase 2 se traduit par des barèmes de tarifs applicables aux différentes catégories de clients et par des conditions régissant les services devant être dispensés aux clients. La détermination de la structure des tarifs est complexe et comporte généralement la répartition des besoins en produits d'exploitation établis à la phase 1 entre les catégories de clients selon le principe de l'origine des coûts. Les tarifs sont fondés sur une série de

principes de conception des tarifs, le principe directeur étant de percevoir des produits d'exploitation auprès d'une catégorie de clients équivalant à ce qu'il en coûte pour servir cette catégorie.

Les déterminants de la facturation des frais de livraison sont fixes ou alors ils varient en fonction du volume de gaz livré. Comme ils ne varient pas avec les livraisons d'énergie, les déterminants fixes de la facturation assurent une certaine stabilité des produits d'exploitation et atténuent l'incidence que les fluctuations des volumes de gaz livrés peuvent avoir sur celles-ci.

AUI

En Alberta, AUI exerce ses activités à titre de service public de distribution de gaz naturel réglementé à l'échelle provinciale depuis 1954. Son siège social est situé à Leduc, en Alberta. AUI livre du gaz naturel à des consommateurs résidentiels, agricoles, commerciaux et industriels dans plus de 90 collectivités albertaines. AUI est en outre propriétaire d'installations de transport comprenant des canalisations haute pression qui acheminent du gaz naturel à partir des sources du gaz aux réseaux de distribution. AUI a pour objectif principal et responsabilité principale de recouvrer ses coûts et de dégager un rendement du capital, tout en maintenant des normes d'exploitation élevées qui garantissent la fourniture et la livraison de gaz naturel à ses clients de façon sûre, fiable, efficace sur le plan des coûts et sécuritaire.

AUI évolue sur un marché arrivé à maturité. Elle a atteint près de 100 % de saturation dans ses concessions, à l'exception de quelques clients qui ont opté pour d'autres formes de combustible ou qui vivent dans des régions éloignées où le coût d'approvisionnement en gaz naturel est prohibitif. Le marché albertain de la distribution du gaz naturel est dominé par un important distributeur qui sert environ 85 % des consommateurs de gaz naturel. AUI approvisionne environ 6 % des clients albertains, le reste du marché étant alimenté par des coopératives de gaz naturel appartenant à leurs membres et par des circuits qui sont la propriété de municipalités.

Dans ses concessions, AUI a enregistré une croissance annuelle moyenne de 2,0 % de 2000 à 2005, de 3,5 % en 2006 et 2007 et de 3,0 % en 2008. En 2009, le taux de croissance de la clientèle est retombé à un niveau de 1,8 %, à la suite du ralentissement général du marché de l'habitation neuve en Alberta. Dans les zones nouvellement desservies, AUI prévoit une croissance annuelle d'environ 2,0 % pour 2010 et les années suivantes.

AUI a cherché activement des occasions de développer les régions qui ne sont pas encore alimentées en gaz naturel. Ces dernières années, ces possibilités d'expansion se sont généralement présentées lorsque l'approvisionnement en gaz s'est étendu à de petites collectivités autochtones dans le nord de l'Alberta. Les possibilités d'expansion qui existent actuellement représentent une croissance relativement modeste des actifs, mais AUI n'en demeure pas moins résolue à appliquer sa stratégie qui consiste à réaliser des projets d'expansion pour dégager le rendement des investissements visé par la direction.

Les décaissements au titre des immobilisations d'AUI des exercices terminés les 31 décembre 2009, 2008 et 2007 figurent dans le tableau qui suit :

Décaissements au titre des immobilisations

(en millions de dollars)	**2009**	**2008**	**2007**
Nouveaux marchés	8,0	10,6	9,1
Amélioration des circuits de distribution et fourniture de gaz	5,1	5,7	5,2
Installations générales	8,4	7,6	3,1
	21,5	23,9	17,4
Moins : contributions pour aide à la construction	2,3	3,5	4,1
Total	19,3	20,4	13,3

Exploitation

Le réseau de distribution d'AUI est constitué de canalisations courant sur 20 060 km, réglées à une pression de service comprise entre 200 kilopascals et 8 755 kilopascals. AUI utilise des conduites en acier, en aluminium et en matériau composite pour acheminer du gaz naturel à des pressions supérieures à 690 kilopascals, alors que le gaz comprimé à des pressions inférieures est acheminé surtout dans des conduites en acier ou en plastique. Le réseau de distribution d'AUI

compte 738 petites et moyennes stations de comptage et de régulation de la pression. AUI exploite ses circuits de distribution de gaz à partir d'un réseau de 16 bureaux de district.

En 2009, la production totale de gaz naturel acheminée pour le compte de trois producteurs et livrée à 69 370 points de service de consommateurs a représenté un pouvoir calorifique total d'environ 22,9 PJ.

Le marché d'AUI est composé principalement de consommateurs résidentiels et de petits commerces situés dans de petits centres urbains ou des régions rurales de l'Alberta. Les points de service qui se sont ajoutés ont été au nombre de 1 241 en 2009, de 2 056 en 2008 et de 3 074 en 2007. Des 22,9 PJ de gaz naturel qu'AUI a livrés au moyen de son réseau en 2009, 13,3 l'ont été à 68 482 points de service non axés sur la demande qui ont été approvisionnés en gaz par défaut au tarif réglementé, 1,5 PJ à 836 points de service non axés sur la demande approvisionnés en gaz par des détaillants, 3,1 PJ à 52 points de service axés sur la demande et 6,0 PJ à trois producteurs-transporteurs. Les produits d'exploitation tirés du transport du gaz pour les producteurs proviennent essentiellement des frais de mobilisation de capacités et ne varient pas beaucoup en fonction des quantités d'énergie transportées. Bien que le gaz transporté pour les producteurs représente un pourcentage important du volume total, ce service dégage des produits d'exploitation nettement inférieurs à ceux des services de distribution.

Pourcentage des produits d'exploitation d'AUI par type de service en 2008 (1)



Secteur rural(2)
3 %
Secteur commercial
24 %
Secteur axé sur la demande
4 %
Secteur résidentiel
55 %

Pourcentage des produits d'exploitation d'AUI par type de service en 2009 (1)



Secteur rural(2)
4 %
Secteur commercial
24 %
Secteur axé sur la demande
4 %
Secteur résidentiel
55 %

Notes :
1) Compte non tenu des produits d'exploitation tirés du service de transport pour les producteurs.
2) Les clients ruraux sont situés à l'extérieur de territoires constitués; ce sont essentiellement des fermes, des pompes d'irrigation, des séchoirs à céréales et des serres.

AUI sert des zones désignées de l'Alberta en vertu des pouvoirs conférés par des contrats de concession ou d'autres contrats accordés comme des permis ou des autorisations délivrés en vertu des lois applicables. En date du 31 décembre 2009, AUI détenait au total 78 concessions et contrats : soit 49 concessions de distribution municipales attribuées en vertu de la loi intitulée *Municipal Government Act* (Alberta), neuf permis accordés sur quatre territoires des Premières nations par le ministère des Affaires indiennes et du Nord canadien (le « MAINC ») en vertu de la *Loi sur les Indiens* (Canada) et 20 concessions rurales délivrées en vertu de la loi intitulée *Gas Distribution Act* (Alberta). Quatre concessions rurales visent des établissements métis, chaque concession étant régie par une convention d'exploitation distincte.

Concessions/permis	Nombre de contrats	% du total des points de service	Durée moyenne restante
Concessions en vertu de la Municipal Government Act	49	64,2	4,2 ans
Permis du MAINC	9	1,5	Variable
Concessions en vertu de la Gas Distribution Act	16	33,2	Perpétuelle
Conventions d'exploitation des établissements Métis	4	1,1	2,6 ans

En 2009, les trois principales municipalités desservies par AUI (Leduc, Beaumont et Drumheller) ont compté pour environ 21 % des produits nets totaux d'AUI et pour 20 % des livraisons d'énergie.

Caractère saisonnier

En Alberta, la distribution de gaz naturel est une activité très saisonnière, la majeure partie de la demande étant concentrée durant la saison de chauffage qui va de novembre à mars. Les livraisons de gaz naturel au cours de l'hiver représentent habituellement environ les deux tiers des livraisons annuelles, d'où la rentabilité des premier et quatrième trimestres et les pertes subies aux deuxième et troisième trimestres. Par conséquent, les différents produits et bénéfices trimestriels annualisés ne donnent pas une indication des résultats annuels.

Les taux de livraison sont fondés sur la moyenne mobile sur 20 ans des degrés-jours de chauffage prévus pour la période visée par la demande tarifaire. Les variations par rapport aux livraisons prévues sont au compte des actionnaires.

	2009				**2008**			
	T4	T3	T2	T1	T4	T3	T2	T1
Degrés-jours réels	1 950	140	644	2 403	1 774	203	593	2 233
Degrés-jours normaux	1 767	206	542	2 172	1 752	204	535	2 168

Heritage Gas

Heritage Gas est un service public de distribution de gaz naturel récent situé en Nouvelle-Écosse. La concession d'Heritage Gas a été accordée le 7 février 2003. Elle lui confère le droit exclusif de distribuer du gaz naturel sur la totalité ou une partie du territoire des six comtés de la Nouvelle-Écosse, y compris la municipalité régionale d'Halifax, jusqu'au 31 décembre 2028. Le siège social d'Heritage Gas est situé à Dartmouth, en Nouvelle-Écosse.

Étant une exploitation récente, Heritage Gas occupe une partie relativement faible du marché de la consommation d'énergie en Nouvelle-Écosse. La forme d'énergie dominante pour le chauffage des locaux est le mazout, qui accapare plus de 50 % du marché. La plupart des grands consommateurs industriels et institutionnels utilisent du mazout lourd (Bunker C), tandis qu'un nombre moindre de consommateurs commerciaux et résidentiels consomment du mazout léger n° 2. L'électricité, utilisée surtout par les consommateurs résidentiels, occupe la deuxième place avec plus de 25 % du marché. Viennent ensuite le propane et le combustible de bois, qui sont surtout consommés par de petits clients résidentiels. Le gaz naturel occupe la cinquième place. Le prix du gaz naturel est avantageux par rapport aux autres formes d'énergie.

Le gaz naturel est plus efficace et plus respectueux de l'environnement que les autres combustibles offerts sur le marché. Il existe en outre des stimulants gouvernementaux qui réduisent le coût de conversion au gaz naturel pour les clients résidentiels et commerciaux. AltaGas estime donc qu'Heritage Gas continuera d'étendre son service aux clients dans les zones visée par les concessions qui lui ont été accordées sur le marché de la Nouvelle-Écosse.

Le client éventuel est celui qui a accès au service du gaz naturel et donc la possibilité de changer de forme de combustible de chauffage et de passer principalement du mazout ou de l'électricité au gaz naturel. À la fin de 2009, il y avait environ 8 555 clients éventuels dont 3 380 étaient des consommateurs d'énergie commerciaux et environ 5 175, des consommateurs d'énergie résidentiels ayant accès au réseau de distribution d'Heritage Gas dans la municipalité régionale d'Halifax, la ville d'Amherst et le comté de Cumberland. Au cours de ses années d'exploitation, Heritage Gas a relié 2 781 des 8 555 clients éventuels à son réseau et 2 435 d'entre eux avaient opté pour le gaz naturel au 31 décembre 2009.

En 2009, Heritage Gas a branché 550 nouveaux clients à son réseau contre 672 en 2008. Heritage Gas s'attend à ce que ce nombre augmente en 2010 vu la hausse du prix du mazout domestique par rapport au gaz naturel et la sensibilisation des clients aux avantages du gaz naturel pour l'environnement. En 2010, Heritage Gas prévoit étendre ses services aux quartiers de Fairview, Clayton Park, Bayer's Lake et Bedford de la municipalité régionale de Halifax.

Les dépenses en immobilisations d'Heritage Gas pour les exercices terminés les 31 décembre 2009, 2008 et 2007 figurent dans le tableau qui suit :

Dépenses en immobilisations			
	Exercices terminés les 31 décembre		
(en millions de dollars)	2009	2008	2007
Nouveaux marchés	15,1	18,0	25,5
Installations générales	0,2	0,2	0,1
Total	15,3	18,2	25,6

En 2009, Heritage Gas a investi 15,3 millions de dollars dans la poursuite de l'expansion sur chacun des marchés qui lui ont été concédés. La grande priorité en 2009 a été de poursuivre le développement du marché de la péninsule d'Halifax.

Exploitation

Le 31 décembre 2009, le réseau de distribution d'Heritage Gas était composé d'infrastructures pipelinières d'environ 234 km, soit 180 km dans la municipalité régionale d'Halifax et environ 54 km à Amherst.

À la fin de 2009, Heritage Gas avait relié 2 781 clients éventuels à son réseau, 2 435 étant passés au gaz naturel en cours d'année. Heritage Gas a en outre signé des engagements de branchement avec 1 429 clients supplémentaires dans la municipalité régionale d'Halifax et à Amherst. À la fin de 2009, il y avait environ 3 380 consommateurs d'énergie commerciaux et 5 175 consommateurs résidentiels qui avaient accès au réseau de distribution d'Heritage Gas. Bien que la taille actuelle du marché soit relativement faible, Heritage Gas table sur de nombreux projets d'aménagement dans toute la zone visée par cette concession. Heritage Gas compte résolument saisir ces occasions et d'autres possibilités d'expansion qui jouxtent ses activités actuelles. En 2009, la capacité totale des jours de pointe du réseau d'Heritage Gas s'est élevée à 124 000 GJ par jour, compte non tenu de l'installation de Burnside.

Heritage Gas achète du gaz extrait au large des côtes de la Nouvelle-Écosse aux termes d'un contrat négocié avec un négociant de gaz en gros. Le contrat actuel vient à échéance le 31 octobre 2010. Comme le coût du gaz acheté se répercute sur les clients de la distribution, il n'a pas d'incidence sur le bénéfice net. Le gaz naturel entrant dans le réseau d'Heritage Gas est livré par des embranchements de Maritimes & Northeast Pipeline.

En accordant la concession à Heritage Gas en 2003, le CSPENE a jugé que l'offre de gaz était suffisante pour répondre aux besoins immédiats et à long terme des consommateurs de gaz naturel de la Nouvelle-Écosse. Cependant, la zone d'approvisionnement en gaz au large des côtes de la Nouvelle-Écosse n'a pas été mise en valeur de façon aussi poussée que ce qui était prévu initialement, si bien que le niveau des réserves estimatives actuelles a dû être revu à la baisse et que le niveau de production actuel pourrait ne pas répondre à la demande pour une période aussi longue que ce qui avait été escompté. Heritage Gas a accès au gaz provenant de la partie occidentale du réseau pipelinier de l'Amérique du Nord qui, selon la direction, lui garantira un approvisionnement suffisant pour servir tous ses clients à mesure qu'elle croîtra.

Inuvik Gas

Inuvik Gas est une société dont la propriété est partagée également entre AltaGas, la Société pétrolière inuvialuit et ATCO Midstream NWT Ltd.

Le 1er décembre 1997, Inuvik Gas a signé un contrat de concession exclusive avec la ville d'Inuvik pour distribuer et vendre du gaz naturel dans cette ville. La durée initiale de 15 ans de la concession a débuté avec les premières livraisons en août 1999 et elle est renouvelable de gré à gré pour 10 années de plus. Le projet Ikhil Gas comprend trois volets : les puits de production, les installations de production de gaz et le réseau de distribution de gaz naturel, chacun étant régi de façon séparée. Inuvik Gas est propriétaire du réseau de distribution de gaz naturel et procure aux résidents et aux entreprises de la ville d'Inuvik un approvisionnement sûr en gaz naturel pour l'électricité et le chauffage.

Inuvik Gas est réglementée par le RSPTNO. Elle est actuellement soustraite à la réglementation exhaustive visant un service public. Le RSPTNO est d'avis que les autres combustibles qui sont en concurrence à Inuvik suffisent pour éviter d'imposer une réglementation exhaustive. Inuvik Gas examine régulièrement les tarifs demandés aux clients et comme les siens sont axés sur le marché, contrairement au coût du service traditionnel, Inuvik Gas est en mesure de dégager un rendement supérieur lorsque le prix des autres combustibles est élevé et, à l'inverse, elle peut ne pas recouvrer son coût d'exploitation au cours des périodes où le prix des autres combustibles est bas.

Le réseau de distribution d'Inuvik Gas, constitué d'une canalisation de 47 km dans la ville d'Inuvik, a été le premier du genre à être enfoui dans le pergélisol. Le nombre total de clients utilisant le service du gaz naturel était de 905 au 31 décembre 2009, contre 862 au 31 décembre 2008 et 821 au 31 décembre 2007.

Inuvik Gas achète à Ikhil le gaz qu'elle revend en vertu d'une convention d'achat de gaz en vigueur jusqu'en 2014, à un prix rajusté annuellement le 1er août en fonction de la variation du prix moyen du carburant diesel à forte teneur en soufre à Edmonton. Cet arrangement constitue l'unique source d'approvisionnement en gaz d'Inuvik Gas. Si le projet d'exploitation du gaz du Mackenzie va de l'avant, Inuvik Gas s'attend à pouvoir s'approvisionner en gaz naturel à partir de cette source pendant et après la durée de vie prévue des deux puits qui alimentent actuellement la ville d'Inuvik.

La coentreprise Ikhil

La coentreprise Ikhil possède et exploite deux puits de gaz, une installation de traitement et un gazoduc qui livre du gaz naturel à Inuvik Gas et à NWTPC. Les partenaires de la coentreprise et leur participation respective sont les suivants : AltaGas (33,3335 %), la Société pétrolière inuvialuit (33,3335 %) et ATCO Midstream NWT Ltd. (33,333 %).

Les réserves de gaz d'Ikhil constituent la seule source d'approvisionnement de l'entreprise de distribution d'Inuvik Gas et de la centrale au gaz de NWTPC à Inuvik. Les puits produisent en moyenne 1,8 Mpi^3/j (production nette revenant à AltaGas de 0,6 Mpi^3/j) environ de gaz sec non corrosif dans une installation de traitement sur place qui refroidit le gaz pour le livrer à la ville d'Inuvik. Le gisement recelait environ 8,6 Gpi^3 de gaz récupérable (volume net revenant à AltaGas de 2,9 Gpi^3) au 31 décembre 2009. L'infrastructure pipelinière n'est actuellement pas en place pour exploiter les autres réserves de gaz naturel découvertes dans la région. Le contrat d'approvisionnement d'Inuvik Gas et de NWTPC prend fin en 2014, soit environ 14 ans avant la fin de la durée de vie prévue des réserves de gaz naturel. Le prix de vente est rajusté annuellement le 1er août à partir du prix du carburant diesel à forte teneur en soufre à Edmonton.

SECTEUR GAZIER – SERVICES ÉNERGÉTIQUES

Le groupe des Services énergétiques a deux principales composantes : les services de gestion énergétique et les services gaziers.

Gestion énergétique

Les activités de gestion de l'énergie consistent à offrir des services de gestion de l'approvisionnement et de consultation en énergie, et à organiser l'approvisionnement en gaz naturel et en électricité de consommateurs non résidentiels. Les services de gestion énergétique d'AltaGas sont proposés sous la bannière ECNG Energy et assurés par des employés en poste à Burlington et à Chatham, en Ontario, à Calgary, en Alberta, et à Vancouver, en Colombie-Britannique.

La majeure partie des produits provenant de la rémunération des services de gestion énergétique sont basées sur des contrats de un an à trois ans à reconduction tacite. Quant aux honoraires, ils sont issus de la prestation de services consultatifs ainsi que de l'organisation et de la gestion de l'approvisionnement pour le compte de clients. Ces services permettent aux clients de réduire leur exposition à la volatilité des prix du gaz et de l'électricité et de faire concorder leurs ententes d'approvisionnement en énergie avec leurs objectifs en matière de risque et de budget.

Dans le cadre des activités de gestion énergétique, AltaGas conclut principalement avec les clients des conventions lui conférant le mandat de les conseiller dans la gestion des prix et l'approvisionnement en gaz naturel et en électricité. Aux termes de ces contrats de services, AltaGas achète, gère et tarifie les achats de gaz naturel et d'électricité pour le compte de consommateurs. AltaGas agit à titre de mandataire de ses clients et n'est généralement pas exposée aux fluctuations des prix des marchandises.

Services gaziers

L'une des principales fonctions du groupe des services énergétiques consiste à fournir un soutien aux infrastructures d'AltaGas. Le groupe des services gaziers noue des contrats d'approvisionnement et de gaz d'appoint pour les installations d'extraction d'AltaGas. Il réserve aussi par contrat et revend la capacité pipelinière d'AltaGas et offre des services de régulation du gaz naturel pour en équilibrer l'acheminement. Le groupe des services gaziers commercialise le gaz naturel des clients du groupe de la collecte et du traitement sur place et, de ce fait, dégage des marges, gère le risque de crédit et fournit des services à valeur ajoutée supplémentaires aux producteurs qui sont clients d'AltaGas. Le groupe des services gaziers négocie aussi des contrats de gaz naturel qu'il gère pour les centrales de pointe au gaz d'AltaGas.

Outre l'appui qu'ils apportent aux autres secteurs d'exploitation d'AltaGas, le groupe des services gaziers saisit des occasions d'achat et de revente de gaz naturel, de commercialisation du gaz pour les producteurs, d'échange, de réattribution et de revente de capacité pipelinière et de stockage pour réaliser un profit. Les produits nets de ces activités

sont le fruit d'occasions peu risquées fondées sur des différentiels de coût de transport entre les réseaux de pipelines et les écarts de prix du gaz naturel d'une période à l'autre. Les marges fixes sont obtenues par le blocage simultané d'opérations d'achat et de vente, conformément aux politiques de risque de crédit et de risque sur marchandises d'AltaGas. AltaGas propose également des services d'approvisionnement en énergie à d'importants consommateurs industriels et services publics de gaz, et gère les besoins en transport par des pipelines tiers de bon nombre de clients qui commercialisent du gaz.

Le groupe des services gaziers d'AltaGas conclue également des ententes de transport sur les marchés de l'Est du Canada, et en Alberta, des ententes d'échange de gaz. AltaGas commercialise ou échange le gaz qui circule dans ses réseaux pipeliniers de Cold Lake et de Summerdale. Dans une opération d'échange de gaz, AltaGas reçoit le gaz naturel de clients de l'un de ses réseaux et le livre à ses clients par les réseaux de TransCanada, d'ATCO ou de TransGas. En achetant ou en échangeant du gaz dans ces réseaux pipeliniers et d'autres installations, AltaGas se trouve à dégager des marges positives tout en augmentant les rentrées nettes des producteurs.

Le groupe des services gaziers gère la part de 50 % d'AltaGas dans Sarnia Airport Storage Pool Limited Partnership, qui est propriétaire d'une capacité de stockage de gaz de 5,3 Gpi^3. L'exploitation commerciale de cette installation a démarré le 26 juin 2009. Le stockage de gaz est commercialisé auprès de tiers solvables contre rémunération de ces services. Market Hub Partners Management Inc., membre du groupe Spectra Energy Corp., a été mandaté par contrat pour gérer le commandité de la société en commandite et exploiter l'installation.

Services énergétiques – Clients

AltaGas compte plus de 1 400 contrats de gestion d'énergie et de services gaziers. Le taux de fidélisation de la clientèle dépasse 92 %. Ces clients sont des consommateurs des secteurs commercial, industriel, agricole et institutionnel de l'Ontario, de l'Alberta, de la Colombie-Britannique, du Québec, du Nouveau-Brunswick, de la Nouvelle-Écosse et du Manitoba. Les services de gestion énergétique d'AltaGas organisent l'approvisionnement en gaz naturel et en électricité pour le compte de ses clients en s'adressant à un éventail de fournisseurs admissibles, parmi lesquels figure AltaGas.

Par le truchement du groupe des services gaziers, AltaGas achète du gaz naturel à un vaste éventail de fournisseurs comprenant des grossistes et des producteurs pour le vendre à d'autres grossistes et consommateurs commerciaux et industriels.

Aucun des clients des services énergétiques n'a compté pour plus de 8 % des produits d'exploitation consolidés en 2009.

Services énergétiques – Concurrence

Dans le secteur de la gestion énergétique, AltaGas livre concurrence à des sociétés de commercialisation et de consultation. Dans celui des services gaziers, ses concurrents vont de l'entreprise individuelle à la grande société de commercialisation et de regroupement. La concurrence vient surtout des services de commercialisation des grands producteurs de pétrole et de gaz.

SECTEUR DE L'ÉLECTRICITÉ

Le secteur de l'électricité d'AltaGas a dégagé des produits nets de 102,6 millions de dollars pour l'exercice terminé le 31 décembre 2009, soit environ 22 % des produits nets totaux de la Fiducie avant les éliminations intersectorielles. Au 31 décembre 2009, le secteur de l'électricité employait 38 personnes.

Au 31 décembre 2009, AltaGas disposait d'une puissance installée de 494 MW, soit une capacité de production de 353 MW par le truchement d'une participation de 50 % dans les EAE de la centrale Sundance B, une capacité de pointe de 25 MW en vertu d'un contrat de location-acquisition d'une centrale au gaz, une capacité de pointe de 14 MW d'une centrale au gaz et une capacité de production d'énergie éolienne de 102 MW vendue aux termes d'une convention d'achat d'énergie de 25 ans passée avec BC Hydro. Le parc éolien de Bear Mountain est le premier parc éolien à voir le jour en Colombie-Britannique. Au 31 décembre 2009, la puissance installée de 392 MW d'AltaGas en Alberta répondait à environ 5 % de la demande d'électricité de l'Alberta. AltaGas détient aussi une participation effective de 25 % dans une centrale hydroélectrique au fil de l'eau de 7 MW en Colombie-Britannique. Le secteur de l'électricité œuvre dans la vente d'électricité et les services auxiliaires sur le marché de gros de l'Alberta et dans la vente d'électricité à BC Hydro, en Colombie-Britannique.

Le secteur de l'électricité devrait en outre connaître une expansion avec l'aménagement de l'important portefeuille en croissance de projets d'énergie renouvelable. AltaGas a en cours des projets éoliens et hydroélectriques au fil de l'eau totalisant environ 1 900 MW. Le portefeuille des énergies renouvelables comprend des projets d'énergie éolienne de

1 500 MW, soit 500 MW au Canada et 1 000 MW dans le nord et l'ouest des États-Unis. Le portefeuille hydroélectrique en cours d'aménagement s'élève à 297 MW en Colombie-Britannique.

Ententes d'achat d'électricité-Alberta

Les EAE ont été créées en 1999 en vertu du programme de déréglementation du secteur de l'électricité en Alberta. Elles ont été créées afin de dissocier la propriété des biens de production d'électricité du contrôle de la production.

ASTC Power Partnership

AltaGas et TransCanada sont les associés de l'ASTC Partnership, chaque associé étant propriétaire à 50 % d'ASTC Partnership et chacun ayant contribué à 50 % des 223,1 millions de dollars nécessaires à l'achat par l'ASTC Partnership des deux EAE de Sundance B à Enron Canada Power Corporation le 28 décembre 2001. Il y a deux EAE de Sundance B, une pour l'unité 3 et l'autre pour l'unité 4. L'ASTC Partnership détient les EAE de Sundance B en tant que biens de la société, les deux associés détenant une participation égale dans chacune des EAE.

La participation indirecte de 50 % dans les EAE de Sundance B donne à AltaGas les droits sur 353 MW de capacité de production alimentée au charbon et sur les services auxiliaires des unités 3 et 4 de Sundance jusqu'au 31 décembre 2020.

L'ASTC Partnership a commencé à livrer de l'électricité à compter du 29 décembre 2001. AltaGas tient les livres et registres de l'ASTC Partnership et s'occupe notamment de la prestation des services comptables. TransCanada gère les activités quotidiennes, y compris la livraison de l'électricité dans le Pool. AltaGas et TransCanada sont responsables de la gestion de leurs propres risques liés au marché relativement à leurs quotes-parts respectives de la capacité de production d'électricité.

La centrale Sundance B

TransAlta est propriétaire de la centrale au charbon Sundance, qui est située à environ 70 km à l'ouest d'Edmonton (Alberta). La centrale Sundance comprend les unités 1 à 6. Suite à une vente aux enchères menée le 24 août 2000, les unités ont été regroupées en trois centrales : centrale Sundance A – les unités 1 et 2; centrale Sundance B – les unités 3 et 4; et centrale Sundance C – les unités 5 et 6. La centrale Sundance B est en exploitation depuis 1976 (unité 3) et 1977 (unité 4).

La centrale Sundance est raccordée au réseau électrique interrelié de l'Alberta, ce qui lui donne accès aux marchés en Alberta, en Colombie-Britannique, en Saskatchewan et aux États-Unis.

La centrale Sundance B – Ventes d'électricité

Les produits d'exploitation tirés de la vente d'électricité proviennent en grande partie de la disponibilité cible, des prix de couverture (pour la partie de la capacité qui est couverte) et des prix du Pool (pour la partie de la capacité qui n'est pas couverte). La relation entre la production, les prix du Pool et le coût des ventes est spécifiée dans les EAE. En général, l'ASTC Partnership sera dédommagée lorsque la production d'électricité sera inférieure aux niveaux cibles, à un taux basé sur le prix du Pool moyen des 30 jours précédents, comme il est décrit plus en détail ci-après. AltaGas comptabilise sa quote-part des produits d'exploitation d'après les niveaux de production cibles, toute augmentation ou diminution par rapport aux cibles étant créditée ou débitée au titre des frais d'exploitation.

Aux termes des EAE de Sundance B, l'ASTC Partnership détient les droits sur la capacité de production d'électricité et les services auxiliaires des unités 3 et 4 de la centrale Sundance. L'exploitation quotidienne exige de l'ASTC Partnership qu'elle communique à l'AESO le volume d'électricité disponible et le prix de l'électricité. L'ASTC Partnership est tenue de payer à TransAlta un prix qui devrait couvrir les coûts des immobilisations et d'exploitation de TransAlta tels qu'ils sont établis en fonction des formules prévues dans les EAE de Sundance B. La plus grande partie du coût des ventes pour l'ASTC Partnership concerne les frais fixes et les frais d'exploitation variables payés à TransAlta ainsi que les frais variables de transport et les frais de négociation du Pool.

Chacune des unités 3 et 4 a une capacité sous contrat de 353 MW. En septembre 2007, TransAlta a augmenté la capacité de l'unité 4 de 53 MW conformément à ses droits prévus par l'EAE. TransAlta a fourni tout le capital, est responsable de tous les coûts d'exploitation et a droit à tous les profits liés à cette capacité accrue, bien que des honoraires associés à l'administration de la convention soient versés à ASTC. Les EAE de Sundance B reconnaissent que les centrales ne produiront pas constamment à 100 % de leur capacité. TransAlta est tenue de donner à AltaGas une compensation financière si la production réelle d'électricité des unités 3 et 4 est inférieure à un niveau cible précisé, qui était de 86 % de la capacité sous contrat en 2009. Cette rémunération prend la forme d'un paiement mensuel fondé sur la différence entre la disponibilité réelle et la disponibilité cible, multipliée par le PPM. Au même titre, si les unités 3 et 4 ont une

production supérieure à la cible, l'ASTC Partnership est alors tenue de payer une somme à TransAlta en fonction de la différence entre la disponibilité réelle et la disponibilité cible, multipliée par le PPM. L'ASTC Partnership paie les frais de transport en fonction de la livraison réelle d'électricité. Pendant ces périodes de sous-production ou de surproduction, AltaGas est financièrement vulnérable à la différence entre le prix du disponible albertain et le PPM en raison de la différence entre les volumes de production et la disponibilité cible. Les enjeux financiers peuvent être positifs ou négatifs selon la différence entre le prix du Pool actuel et le PPM.

TransAlta est un exploitant d'expérience de centrales électriques alimentées au charbon et est intéressée à exploiter la centrale Sundance B efficacement et à des niveaux élevés de production. L'usine utilise du charbon de la mine Highvale adjacente, qui devrait avoir des réserves suffisantes pour les besoins en combustible prévus de la centrale Sundance B au-delà de la durée de les EAE de Sundance B. La formule des prix du charbon, qui est établie au préalable dans les EAE, est assujettie aux indices de l'inflation et est sans rapport avec les cours actuels du charbon.

Capacité de pointe alimentée au gaz

Le 1er septembre 2004, AltaGas a conclu un contrat de location-acquisition à long terme avec Maxim Power Corp. visant une capacité de pointe de production de 25 MW alimentée au gaz dans quatre installations dans le sud de l'Alberta. Le contrat de location-acquisition, en vigueur depuis le 1er septembre 2004, est d'une durée de dix ans et comprend une option de renouvellement pour 15 ans ou d'achat des actifs à la fin de la durée initiale. Le contrat de location-acquisition exige d'AltaGas qu'elle paie des frais mensuels relatifs à la capacité. Le contrat de services d'exploitation et d'entretien qui visait auparavant les installations de pointe est venu à échéance le 15 mars 2007, et AltaGas a assumé la responsabilité liée à l'exploitation des installations. AltaGas conserve 100 % des produits d'exploitation tirés des services auxiliaires et de la vente de la production de pointe.

En 2007, AltaGas a acheté une capacité supplémentaire de pointe de 14 MW alimentée au gaz qui a été installée en 2008 aux installations de collecte et de traitement sur place à Bantry et à Partland et qui est entièrement intégrée aux activités de l'entreprise.

En Alberta, la capacité de production de pointe alimentée au gaz livre généralement de l'énergie au cours des périodes de prix élevés ou fournit des réserves d'exploitation utilisables quand une situation imprévue se présente dans le réseau. AltaGas gère les besoins en gaz et répartit les unités. Cette capacité de produire de l'électricité à partir du gaz assure une diversité d'approvisionnement en combustible aux activités électriques d'AltaGas, accroît la souplesse en matière d'exploitation et fournit un soutien partiel en cas de panne à Sundance.

Production d'énergie éolienne

En octobre 2009, AltaGas a achevé la construction du parc éolien de 102 MW de Bear Mountain, près de Dawson Creek, en Colombie-Britannique. Le parc compte 34 turbines, une sous-station et des lignes de transport et des lignes de collecteur. Le tout est raccordé au réseau de transport de la British Columbia Transmission Corporation. Le fabricant des turbines, Enercon GmbH d'Allemagne, fournit les services d'exploitation et d'entretien à BMWLP en vertu d'un contrat de service à long terme.

Toute l'électricité produite par le parc éolien de Bear Mountain est vendue à BC Hydro en vertu d'une convention d'achat d'électricité de 25 ans à un prix fixe qui subit une majoration annuelle correspondant à 50 % de l'indice canadien des prix à la consommation. BMWLP a conservé les crédits d'énergie verte et non renouvelable, avec l'intention de les vendre afin que le projet génère des produits supplémentaires.

Le parc éolien de Bear Mountain est la propriété exclusive d'AltaGas. Des accords de redevance ont été conclus avec Peace Energy Cooperative (un groupe communautaire) et Aeolis Wind Power Corporation, qui totalisent 0,912 % des produits d'exploitation qui seront tirés du projet et 28,5 % des produits qui proviendront de la vente des crédits de gaz à effet de serre au-dessus d'un montant seuil cumulatif.

En août 2008, AltaGas a acquis la participation restante de 45 % dans GreenWing ainsi que son portefeuille de projets éoliens à un stade d'aménagement avancé et précoce et a remplacé sa dénomination en décembre 2008 par AltaGas Renewable Energy Limited Partnership. En 2009, AltaGas s'est portée acquéreur du projet d'aménagement éolien Glenridge de 100 MW près de Medicine Hat, en Alberta. C'est un actif stratégique qui, une fois en service, contribuera à diversifier les combustibles du portefeuille de production d'électricité d'AltaGas et devrait présenter des avantages pour l'environnement qui pourront contrebalancer les coûts environnementaux associés à l'EAE de Sundance B. Avec ces acquisitions, AltaGas dispose désormais d'un portefeuille d'énergie éolienne de 1 500 MW, soit 500 MW au Canada et 1 000 MW dans le nord et l'ouest des États-Unis. Le portefeuille d'énergie éolienne d'AltaGas est diversifié sur le plan géographique et ses actifs sont situés dans des régions où les énergies renouvelables jouissent d'un solide appui grâce à

dès normes favorisant les énergies renouvelables et l'adjudication d'accords d'achat d'énergie parrainés par les services publics. AltaGas estime que ces actifs seront une source de croissance pour le secteur des infrastructures énergétiques.

AltaGas compte deux projets, Reston et Yellowhead, situés au Manitoba, qui totalisent 400 MW. Ces projets arrivés à maturité peuvent être considérés lors d'appels d'offres de Manitoba Hydro. Dans le cas du projet Glenridge, en Alberta, l'évaluation des incidences environnementales est presque terminée et l'autorisation d'interconnexion a été obtenue de l'AESO. L'électricité produite par le projet Glenridge sera vendue sur le marché du négoce albertain et devrait être intégrée à la production d'électricité existante d'AltaGas en Alberta pour optimiser les ventes. Les projets de production d'énergie éolienne de 1 000 MW aux États-Unis doivent être aménagés sur des propriétés situées à Walker Ridge, à Soledad, à Ghost Town et à Mojave en Californie, à Château Hills au Nouveau-Mexique, à Roughrider dans le Dakota du Nord, à Vinegar Peak, Rhyolite et Spanish Flats dans le Nevada et à Burlington dans le Colorado. AltaGas a l'intention de poursuivre le développement de ces projets en érigeant des tours météorologiques et en pilotant des études sur le transport d'énergie, les ressources éoliennes et l'environnement à ces endroits.

Production d'énergie hydroélectrique

En janvier 2008, AltaGas a acquis une participation effective de 25 % dans Boston Bar Limited Partnership, qui possède une centrale au fil de l'eau de 7 MW à Scuzzy Creek, près de Boston Bar, en Colombie-Britannique, pour laquelle une convention d'achat d'électricité de 20 ans a été conclue avec BC Hydro jusqu'en 2015. Parallèlement, AltaGas s'est portée acquéreur de deux centrales au fil de l'eau de 10 MW en cours de développement près de Boston Bar, en Colombie-Britannique : Log Creek et Kookipi Creek. Ces deux projets font l'objet de conventions d'achat d'électricité de 40 ans passées avec BC Hydro. Les travaux de développement à Log Creek et à Kookipi Creek se concentrent actuellement sur l'obtention des permis réglementaires et l'achèvement des devis techniques détaillés. Si les autorisations nécessaires sont obtenues, les travaux de construction à Log Creek et à Kookipi Creek devraient démarrer en 2011, l'exploitation commerciale étant prévue pour 2013.

En février 2008, AltaGas a annoncé l'acquisition de quatre éventuels projets de centrales au fil de l'eau en Colombie-Britannique pouvant produire entre 6,5 MW et 24 MW, au coût de 4,5 millions de dollars, qui sont toujours à l'étude. Ces projets offrent à AltaGas la possibilité de développer une production hydroélectrique d'environ 50 MW en Colombie-Britannique.

En juillet 2008, AltaGas a acquis NovaGreen ainsi que ses projets d'aménagement au fil de l'eau dans le nord-ouest de la Colombie-Britannique et a remplacé sa dénomination par AltaGas Renewable Energy Inc. en décembre 2008. L'équipe du développement de NovaGreen responsable des actifs s'est jointe à AltaGas et a été chargée de piloter les initiatives hydroélectriques.

AltaGas est en voie d'aménager un portefeuille de projets hydroélectriques au fil de l'eau en Colombie-Britannique, comprenant trois projets dans le nord-ouest de la province : Forrest Kerr, McLymont Creek et Volcano Creek. Ces projets ont une capacité de production combinée d'environ 277 MW; ils font actuellement l'objet de pourparlers avec le gouvernement de la Colombie-Britannique. Les pourparlers portent sur des considérations concernant l'annonce par le gouvernement provincial de son intention d'améliorer et d'étendre les capacités de transport d'électricité dans le nord-ouest de la Colombie-Britannique, plus précisément la ligne de transport d'énergie du Nord-Ouest. L'amélioration de cette ligne aurait pour effet de prolonger le réseau de transport de la British Columbia Transmission Corporation jusqu'à 44 km des projets.

Atténuation des risques

Le principal risque à affronter dans le secteur de l'électricité concerne les fluctuations de la marge entre les produits d'exploitation tirés de l'électricité et le coût de la production d'électricité, qui sont généralement occasionnées par des changements dans les prix de l'électricité, des augmentations des coûts d'exploitation, des changements touchant les taux de transport ainsi que la réduction de l'électricité disponible à des fins de vente, principalement en raison de pannes et de cas de force majeure. AltaGas réduit ce risque en ayant recours à des stratégies de couverture des prix de l'électricité disciplinées et à la diversité du portefeuille. AltaGas utilise des couvertures pour fixer les prix de vente sur une partie considérable de sa capacité disponible avant le début des années civiles. Les contrats de couverture tendent à avoir des durées allant de un à 36 mois. AltaGas répond aussi à ses propres besoins en électricité d'environ 11 MW et fournit environ 40 MW d'électricité à l'entreprise de services énergétiques, qui vend à des clients de détail de l'Alberta, pendant des durées d'au plus huit ans.

En 2009, le prix mensuel moyen du Pool a fluctué d'un seuil de 31,53 $/MWh en avril à un sommet de 92,97 $/MWh en janvier. Le prix moyen du Pool à toute heure en 2009 s'est établi à 47,84 $/MWh comparativement à 89,94 $/MWh en 2008. Le prix de vente moyen reçu par AltaGas en 2009 s'est chiffré à 68,97 $/MWh comparativement à

84,51 $/MWh en 2008. AltaGas a vendu presque les deux tiers de son électricité à terme pour 2010 et en a vendu une petite partie pour la période allant de 2011 à 2015, inclusivement.

Le tableau ci-après présente un résumé des prix et des volumes de l'électricité des deux dernières années.

Prix et volumes de l'électricité	2009	2008
Volume d'électricité vendue (GWh)	2 726	2 623
Prix moyen reçu sur la vente d'électricité ($/MWh)[1]	69,37	84,51
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[1]	47,84	89,95

Note :

(1) Moyenne annuelle.

Dans un cas de force majeure ayant trait aux EAE de Sundance B qui entraînerait la destruction permanente des unités, ASTC a droit à une indemnité de résiliation du Balancing Pool égale à sa tranche de la valeur actualisée nette du prix d'achat amorti des EAE de Sundance B à cette date. AltaGas a par ailleurs réduit au minimum le risque lié à un cas de force majeure en diversifiant son approvisionnement sur deux unités indépendantes à charge minimale de Sundance B, en faisant l'acquisition d'une capacité de pointe alimentée au gaz et en signant des contrats indépendants de soutien avec des parties externes qui fourniront de l'électricité en cas de force majeure. En outre, les obligations de livraison pour certaines couvertures sont suspendues pendant les pannes.

Une partie de la stratégie de réduction du risque lié au portefeuille d'activités d'AltaGas consiste en la diversification des régions et des types de combustibles exploités. Le parc éolien de Bear Mountain, en Colombie-Britannique, a une capacité de 102 MW. En outre, elle cherche à obtenir l'aménagement de projets d'énergie éolienne et de projets hydroélectriques au fil de l'eau dans l'ouest du Canada et aux États-Unis par l'entremise d'AltaGas Renewable Energy.

Concurrence

Actuellement, la totalité de l'électricité produite en Alberta est vendue dans le Pool, qui exploite un marché libre pour l'échange de l'électricité et est dirigé par l'AESO. Ce dernier fixe le prix de l'électricité en fonction des offres des participants du Pool à l'aide d'un modèle de tarification uniforme par lequel l'unité marginale établit le prix de tous les producteurs. Les contrôleurs du réseau de l'AESO trient les offres par prix et par ordre de mérite, en commençant par l'offre la moins élevée, définissant ainsi une courbe de l'offre pour chaque heure. En faisant correspondre l'offre d'énergie avec la demande, le Pool établit un cours horaire uniforme qui est publié sur le site Web de l'AESO.

En Alberta, la production d'électricité au charbon, qui coûte généralement moins cher que la production au gaz, fournit la charge de base, tandis que les unités alimentées au gaz ont tendance à fixer le prix marginal. À la connaissance de la direction, il n'y aura pas d'augmentations importantes de la capacité de production d'électricité en Alberta au cours des prochaines années, qui modifiera la tendance, pour l'électricité alimentée au gaz naturel, d'influencer le prix marginal en Alberta.

La centrale Sundance est l'un des producteurs albertains d'électricité dont le prix est le moins élevé et figure donc parmi les premiers dans l'ordre de mérite de la répartition. AltaGas ne prévoit pas que cette situation changera avec l'ajout de capacité supplémentaire au réseau. Les prix de l'électricité sont soumis à des pressions depuis le début 2009 en raison de facteurs combinés comme la croissance plus faible de la demande, la baisse des prix du gaz et l'ajout de nouvelles capacités de production au réseau. La direction ne croit pas que le contexte commercial actuel se maintiendra à long terme et elle demeure convaincue de la rentabilité continue de ses actifs de production d'électricité.

SECTEUR DU SIÈGE SOCIAL

AltaGas fait des placements où elle juge prudent de le faire et qui lui donnent la possibilité de créer de la valeur. Ces placements et les produits et frais connexes non directement attribuables aux secteurs d'exploitation sont indiqués dans le secteur du siège social. Le secteur du siège social a rapporté des produits d'exploitation nets de 18,6 millions de dollars au cours de l'exercice terminé le 31 décembre 2009, soit environ 4 % du total des produits nets de la Fiducie, compte non tenu des éliminations intersectorielles. Au 31 décembre 2009, 173 personnes étaient employées par le secteur du siège social.

AltaGas détient des actions de Magma Energy Corporation, qu'elle a acquises le 14 janvier 2009. Magma Energy Corporation a été inscrite à la cote de la TSX le 7 juillet 2009, soit au moment où AltaGas a augmenté sa participation

dans cette société. Au 31 décembre 2009, AltaGas détenait environ cinq pour cent des actions ordinaires de Magma Energy Corporation. Les produits de Magma Energy Corporation sont comptabilisés selon la méthode de la mise en équivalence.

DESCRIPTION DE LA FIDUCIE

La Fiducie est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie. Voir « ALTAGAS INCOME TRUST » et « Déclaration de fiducie et description des parts ». L'exploitation et les activités de la Fiducie se limitent notamment à ce qui suit : acquérir, détenir, transférer, aliéner et par ailleurs négocier des titres, ou investir dans des titres, de quelque nature ou sorte que ce soit du Holding Trust, du commandité, d'AltaGas Ltd. ou d'un membre de leur groupe ou d'une personne ayant des liens avec eux, ou des titres émis par eux, ou des titres de toute autre société par actions, société en commandite, fiducie ou autre personne, ou des titres émis par elles, qui participent, directement ou indirectement, à des activités de collecte, de traitement, de transport, d'extraction, d'achat, d'entreposage ou de vente de pétrole, de gaz naturel, de LGN et d'autres produits connexes, d'électricité ou d'autres formes d'énergie, ou à la propriété, à la location ou à l'exploitation d'actifs ou de biens se rapportant à ces activités, ainsi qu'à des activités connexes et aux autres placements que le fiduciaire peut déterminer, emprunter des fonds et émettre des titres d'emprunt, directement ou indirectement, à ces fins et conclure des arrangements de couverture s'y rapportant; participer à toutes les activités accessoires à ces activités; et entreprendre d'autres activités ou prendre des mesures, notamment investir dans des titres, approuvées par le fiduciaire, étant entendu que la Fiducie s'abstiendra en tout temps d'entreprendre une activité, de prendre une mesure ou de faire un investissement qui ferait en sorte que la Fiducie ne soit pas considérée comme une « fiducie d'investissement à participation unitaire » ou une « fiducie de fonds commun de placement » aux fins de la LIR.

GESTION DE LA FIDUCIE

LE FIDUCIAIRE

Le texte qui suit est un résumé, lequel ne prétend pas être complet, des dispositions importantes de la déclaration de fiducie qui ont trait au fiduciaire. Il y a lieu de se reporter à la déclaration de fiducie en ce qui a trait au texte intégral de ses dispositions et à une description complète. Un exemplaire de la déclaration de fiducie a été déposé sur SEDAR à l'adresse www.sedar.com.

La déclaration de fiducie prévoit que les actifs et les affaires de la Fiducie sont assujettis au pouvoir, au contrôle et à l'autorité du fiduciaire. Société de fiducie Computershare du Canada est le fiduciaire de la Fiducie et agit également en qualité d'agent des transferts et agent chargé de la tenue des registres des parts de fiducie. Le mandat initial du fiduciaire a pris fin à la troisième assemblée annuelle des porteurs de parts suivant la date de prise d'effet de l'arrangement. Les porteurs de parts ont reconduit le fiduciaire dans ses fonctions à cette assemblée pour un autre mandat de trois ans prenant fin en 2010. Par la suite, ils reconduiront le fiduciaire dans ses fonctions ou lui nommeront un remplaçant pour un autre mandat de trois ans, mandat qui sera par la suite renouvelé ou attribué à un nouveau fiduciaire tous les trois ans.

Le fiduciaire peut être révoqué au moyen d'un avis écrit remis par AltaGas Ltd. ou le commandité au fiduciaire dans certaines circonstances. Le fiduciaire peut également être révoqué au moyen d'une résolution ordinaire des porteurs de parts avec ou sans motif.

Pouvoirs du fiduciaire

Sans que ne soient limités les pouvoirs et l'autorité de nature générale sur les actifs et les affaires de la Fiducie accordés au fiduciaire, le fiduciaire dispose des pouvoirs et de l'autorité précis de faire ou de faire faire ce qui suit : a) superviser les activités, gérer les investissements et mener les affaires de la Fiducie; b) tenir des registres et fournir des rapports aux porteurs de parts de la Fiducie; c) effectuer les versements de distributions aux porteurs de parts de fiducie de la Fiducie; d) investir les fonds de la Fiducie; e) dans la mesure où cela est raisonnablement nécessaire, embaucher ou employer pour le compte de la Fiducie des personnes à titre de mandataires, de représentants, d'administrateurs, d'employés ou de fournisseurs indépendants à l'égard de une ou plusieurs fonctions; f) prendre les dispositions nécessaires relativement au respect des limites de propriété par des non-résidents décrites ci-après à la rubrique « Déclaration de fiducie et description des parts – Limites à la propriété par des non-résidents »; g) sauf interdiction d'une loi applicable, déléguer des pouvoirs et obligations du fiduciaire à l'égard de la Fiducie comme prévu dans la déclaration de fiducie ou par ailleurs à un ou plusieurs mandataires, représentants, administrateurs, membres de la direction, employés, fournisseurs indépendants ou autres personnes, notamment au commandité ou AltaGas Ltd.) sans engager la responsabilité du fiduciaire, sauf comme prévu dans la déclaration de fiducie, et remplacer à l'occasion avec le consentement du commandité l'administrateur de la Fiducie; h) conclure ou exécuter les obligations de la Fiducie aux termes et à l'égard de l'une ou de l'autre ou de l'ensemble des conventions auxquelles la Fiducie devient une partie; i) sans limite quant au

montant, émettre tout type de titres de créance ou de titres de créance convertibles et emprunter des fonds ou contracter toute autre forme de dette pour réaliser les fins de la Fiducie ou pour d'autres dépenses engagées à l'égard de la Fiducie, et exercer tous les pouvoirs nécessaires ou utiles pour atteindre l'objectif et exercer les activités de la Fiducie, promouvoir l'une ou l'autre des fins pour lesquelles la Fiducie est établie et mettre en application les dispositions de la déclaration de fiducie.

Le fiduciaire est tenu d'agir honnêtement et de bonne foi au mieux des intérêts de la Fiducie et à cet égard d'exercer le degré de prudence, de diligence et de compétence dont ferait preuve une personne raisonnablement prudente dans des circonstances comparables.

Le fiduciaire a délégué au commandité, aux termes de la convention de délégation, les pouvoirs, autorités et responsabilités du fiduciaire à l'égard des questions mentionnées dans la convention de délégation. Voir « Gestion de la Fiducie – Convention de délégation ». De plus, le fiduciaire a retenu les services d'AltaGas Ltd. pour la prestation de services de gestion, d'administration et de soutien opérationnel aux termes de la convention d'administration. Voir « Gestion de la Fiducie – Convention d'administration ».

Restrictions aux pouvoirs du fiduciaire

Malgré quelque pouvoir et autorité que ce soit du fiduciaire, le fiduciaire ne peut en quelque circonstance que ce soit : exercer les voix se rattachant aux parts du Holding Trust, aux titres de la Fiducie du commandité ou, le cas échéant, aux billets du Holding Trust; ou exercer les voix se rattachant aux titres de la Fiducie d'AltaGas LP1 ou d'AltaGas LP2 ou autoriser le Holding Trust ou le commandité à exercer les voix se rattachant à leur participation dans AltaGas LP1 ou AltaGas LP2; ou autoriser AltaGas LP1 à exercer ses voix se rattachant à sa participation dans AltaGas LP2 ou autoriser AltaGas LP2 à exercer ses voix se rattachant à ses titres d'AltaGas Ltd. afin d'autoriser, selon le cas :

a) une vente, une location ou autre aliénation de la totalité ou de la quasi-totalité des actifs du commandité, du Holding Trust, d'AltaGas LP1, d'AltaGas LP2 ou d'AltaGas Ltd., sauf dans le cadre d'une réorganisation interne ou d'une mise en gage visant à garantir une dette contractée en vue de la réalisation des objectifs de la Fiducie;

b) une fusion, un regroupement, un arrangement, une réorganisation, une restructuration du capital, un regroupement d'entreprises ou une opération analogue mettant en cause le Holding Trust, AltaGas LP1, AltaGas LP2 ou AltaGas Ltd., sauf dans le cadre d'une réorganisation interne;

c) une modification importante de la convention relative aux billets du Holding Trust, autre qu'une modification qui ne porte pas préjudice à la Fiducie;

d) la liquidation volontaire ou forcée ou la dissolution du commandité, du Holding Trust, d'AltaGas Ltd. ou (à moins que la totalité des participations de commanditaire dans celles-ci appartienne directement ou indirectement à la Fiducie) d'AltaGas LP1 ou d'AltaGas LP2 avant la fin de la durée de la Fiducie;

e) une modification importante de la déclaration de fiducie du Holding, de la convention de société en commandite d'AltaGas LP1, de la convention de société en commandite d'AltaGas LP2, ou des statuts du fiduciaire du Holding Trust, du commandité ou d'AltaGas Ltd., d'une façon qui porte préjudice à la Fiducie,

sans l'approbation des porteurs de parts au moyen d'une résolution spéciale à une assemblée des porteurs de parts convoquée à cette fin. En outre, sauf dans le cadre d'une réorganisation interne des actifs directs ou indirects de la Fiducie à la suite de laquelle la Fiducie détient la même participation, directe ou indirecte, dans les actifs que la participation, directe ou indirecte, qu'elle détenait avant la réorganisation, le fiduciaire n'a pas le pouvoir, selon le cas :

a) de vendre ou autrement aliéner des titres du commandité, des parts du Holding Trust ou des billets du Holding Trust, sauf dans le cadre d'une mise en gage conformément à la déclaration de fiducie ou d'un rachat en nature;

b) de vendre la totalité ou quasi-totalité des actifs de la Fiducie ou de faire en sorte que le Holding Trust vende la totalité ou la quasi-totalité de ses actifs, ou de faire en sorte que le Holding Trust oblige une de ses filiales à vendre la totalité ou la quasi-totalité des actifs directs ou indirects de la Fiducie, dans chaque cas dans le cadre d'une opération unique ou d'une série d'opérations connexes, sans l'approbation des porteurs de parts au moyen d'une résolution spéciale.

Rémunération du fiduciaire

La Fiducie paie au fiduciaire la rémunération convenue par écrit par le commandité et le fiduciaire. Parmi les dépenses de la Fiducie, le fiduciaire peut payer ou faire payer les frais, les coûts et les dépenses raisonnables engagés pour acquitter ses fonctions énoncées dans la déclaration de fiducie, notamment les frais, coûts et dépenses d'AltaGas Ltd. aux termes de la convention d'administration, ceux de vérificateurs, de comptables, d'avocats, d'évaluateurs et d'autres mandataires, conseillers, conseillers professionnels employés par la Fiducie ou pour son compte ainsi que le coût des obligations d'information ou d'avis envoyés aux porteurs de parts, y compris la rémunération du fiduciaire pour les services rendus à la Fiducie en toute autre qualité (y compris à titre d'agent des transferts ou de dépositaire).

Responsabilité du fiduciaire

Sauf en cas de violation de la norme de prudence, de diligence et de compétence requise du fiduciaire, le fiduciaire n'est pas responsable à l'égard d'un porteur de parts pour toute mesure prise de bonne foi fondée sur des documents qui sont, à première vue, dûment signés; pour toute dépréciation ou perte subie par la Fiducie en raison de la vente d'un titre; pour la perte ou la disposition de fonds ou de titres; ou pour toute autre mesure ou défaut d'agir, y compris le défaut d'obliger de quelque façon que ce soit un ancien fiduciaire à corriger un manquement aux obligations fiduciaires ou tout défaut par le Holding Trust d'exécuter des obligations ou de verser des fonds dus à la Fiducie. Si le fiduciaire a retenu les services d'un expert ou d'un conseiller approprié à l'égard d'une question reliée à ses fonctions aux termes de la déclaration de fiducie, le fiduciaire peut agir ou refuser d'agir en fonction des conseils de cet expert et de ce conseiller et, malgré toute disposition de la déclaration de fiducie, y compris la norme de prudence, de diligence et de compétence requise de la Fiducie, le fiduciaire n'est pas responsable d'une action ou d'un défaut d'agir fondé sur les conseils de cet expert ou de ce conseiller dont il est raisonnable de croire que celui-ci a la qualification pour les donner.

Sous réserve de la norme de prudence requise du fiduciaire, ni le fiduciaire ni l'un de ses membres de la direction, administrateurs, employés ou mandataires ne sont assujettis à une responsabilité, qu'il s'agisse d'une responsabilité civile délictuelle, contractuelle ou autre, liée aux actifs ou aux affaires de la Fiducie, y compris à l'égard de la perte ou de la diminution de valeur de l'un ou l'autre des actifs de la Fiducie pour la Fiducie, pour les porteurs de parts ou pour une autre personne à la suite d'une mesure prise ou autorisée par le fiduciaire. Le fiduciaire n'est assujetti à aucune responsabilité personnelle à l'égard de dettes, de passif, d'obligations, de réclamations, de demandes, de jugements, de coûts, de frais ou de dépenses à l'encontre ou à l'égard de la Fiducie découlant d'une mesure prise ou autorisée ou omise à l'égard de l'exécution des fonctions du fiduciaire en ce qui concerne les affaires de la Fiducie. Aucun bien ni élément d'actif du fiduciaire, dont il est propriétaire à titre personnel ou autre, ne feront l'objet d'une exécution forcée, d'une saisie-exécution ou d'une autre procédure d'exécution à l'égard d'une obligation aux termes de la déclaration de fiducie ou d'une autre convention connexe. Il n'existe aucun recours direct ou indirect à l'encontre du fiduciaire en sa capacité personnelle. La Fiducie est seule responsable à cet égard, et seuls les actifs de la Fiducie pourront faire l'objet d'un recours au titre du paiement ou de l'exécution d'obligations.

CONVENTION DE DÉLÉGATION

Le texte qui suit est un résumé, lequel ne prétend pas être complet, des dispositions importantes de la convention de délégation et de la déclaration de fiducie. Il y a lieu de se reporter à la convention de délégation et à la déclaration de fiducie en ce qui a trait au texte intégral de leurs dispositions et à une description complète. Un exemplaire de ces documents a été déposé sur SEDAR à l'adresse www.sedar.com.

Aux termes de la déclaration de fiducie et de la convention de délégation, le fiduciaire est autorisé à déléguer au commandité les pouvoirs, l'autorité et la responsabilité de prendre toutes les décisions devant être prises par le fiduciaire à l'égard de la Fiducie, y compris les pouvoirs, l'autorité et la responsabilité à l'égard des questions énoncées dans la convention de délégation.

Aux termes de la convention de délégation, le fiduciaire a délégué au commandité notamment les responsabilités suivantes : a) assumer la responsabilité de déterminer et de prendre ou de faire prendre toutes les mesures visant (i) la détermination des distributions, (ii) le rachat de parts de fiducie, (iii) le respect de la déclaration de fiducie à l'égard de la propriété de parts de fiducie par des non-résidents, (iv) l'acquisition d'actifs de la Fiducie par la Fiducie, (v) le placement de parts de fiducie ou d'autres titres; b) garantir l'obtention de financement ou de refinancement bancaire; c) approuver les états financiers de la Fiducie; d) approuver l'information à laquelle les porteurs de parts ont le droit; e) prendre et exécuter toutes les mesures et prendre toutes les décisions qui seraient requises par la législation applicable ou souhaitables de l'avis d'un comité de vérification ou d'un autre comité visé de la Fiducie; f) s'occuper des questions dans le cadre d'une offre publique d'achat, d'une fusion, d'un regroupement, d'un arrangement, d'une réorganisation, d'une restructuration du capital, d'un achat ou d'un rachat de titres ou des actifs d'une personne, d'un regroupement

d'entreprises ou d'une autre opération analogue mettant en cause la Fiducie; g) prendre les autres mesures relatives à ce qui précède ou requises dans le cadre de ce qui précède.

La convention de délégation demeure en vigueur jusqu'à la première des éventualités suivantes : a) la Fiducie ou le commandité met un terme à la convention de délégation au moyen d'un avis aux autres parties à la convention de délégation, la résiliation prenant effet 30 jours après la réception de cet avis par la dernière des parties à le recevoir; b) les parties conviennent mutuellement par écrit de mettre un terme à la convention de délégation; c) la Fiducie est dissoute aux termes de la déclaration de fiducie.

Dépenses

Aux termes de la convention de délégation, tous les coûts, frais et dépenses raisonnablement engagés par le commandité et le conseil d'administration dans l'exécution des obligations et fonctions du commandité aux termes de la convention de délégation dans le cadre de la prestation et de l'exécution des services délégués aux termes de cette convention (y compris le salaire, le traitement et autre forme de rémunération versés aux employés embauchés pour fournir les services devant être fournis aux termes de cette convention et/ou la rémunération de gestion versée aux entités de gestion dont les services pourraient être retenus afin de fournir ces services) sont payables par la Fiducie sur les actifs de la Fiducie.

CONVENTION D'ADMINISTRATION

Le texte qui suit est un résumé, lequel ne prétend pas être complet, des dispositions importantes de la convention d'administration et de la déclaration de fiducie. Il y a lieu de se reporter à la convention d'administration et à la déclaration de fiducie en ce qui a trait au texte intégral de leurs dispositions et à une description complète. Un exemplaire de ces documents a été déposé sur SEDAR à l'adresse www.sedar.com.

Le fiduciaire a consenti à AltaGas Ltd. certains pouvoirs et certaines fonctions prévus expressément dans la déclaration de fiducie et dans la convention d'administration, y compris le pouvoir de déléguer à nouveau l'administration de la Fiducie. En règle générale, AltaGas Ltd. fournit des services d'administration et de soutien à la Fiducie et est responsable de la gestion et de l'administration générale des affaires de la Fiducie, aux termes de la convention d'administration, y compris ce qui suit : a) s'occuper des questions relevant du fiduciaire qui ne sont pas par ailleurs déléguées et fournir les services au besoin ou à la demande du fiduciaire en ce qui concerne l'administration de la Fiducie; b) préparer les documents et prendre les décisions nécessaires en ce qui concerne l'acquittement des obligations du fiduciaire; c) retenir les services d'organismes au service de la Fiducie et surveiller leur travail; d) autoriser et payer les dépenses d'exploitation et négocier des contrats avec des fournisseurs de services; e) fournir les locaux de même que le matériel et les services connexes; f) sous réserve des directives et de l'approbation du commandité (i) traiter avec les banques et autres prêteurs, (ii) préparer et fournir aux porteurs de parts les états financiers et les renseignements fiscaux, (iii) calculer, déterminer et effectuer les distributions aux porteurs de parts et administrer les régimes de réinvestissement et les régimes analogues, (iv) préparer les documents d'information requis en vertu de la législation sur les valeurs mobilières applicable à l'égard d'offres d'acquisition ou en réponse à de telles offres, (v) fournir les renseignements auxquels ont droit les porteurs de parts; g) veiller au respect par la Fiducie des conventions et des lois sur les valeurs mobilières applicables; h) remettre au fiduciaire les déclarations de revenu et les documents à déposer; i) fournir des services de relations avec les investisseurs à la Fiducie; j) veiller à ce que la Fiducie prenne les mesures nécessaires pour demeurer une « fiducie de fonds commun de placement »; k) convoquer et tenir des assemblées des porteurs de parts; l) prendre les mesures nécessaires afin d'émettre des titres de la Fiducie selon les directives du commandité; m) s'occuper des questions administratives et autres dans le cadre de rachats de parts de fiducie; n) souscrire et maintenir une assurance responsabilité en faveur de certains administrateurs et membres de la direction; o) entreprendre, gérer et mener à terme les procédures à l'égard des autorités gouvernementales selon les directives du commandité; p) sous réserve de l'approbation du commandité, préparer les documents comparables visant la vente de titres de la Fiducie; q) aviser sans délai la Fiducie de tout fait qui pourrait avoir une incidence défavorable importante sur les affaires de la Fiducie.

AltaGas Ltd. fournit des services administratifs similaires à ce qui précède au Holding Trust, au commandité, à AltaGas LP1 et à AltaGas LP2 aux termes de la convention d'administration, adaptés au besoin pour tenir compte de la nature de l'entité et des conditions et des limites de la déclaration de fiducie du Holding, des documents de constitution du commandité, de la convention de société en commandite d'AltaGas LP1 et de la convention de société en commandite d'AltaGas LP2, respectivement.

Dans l'acquittement de ses fonctions aux termes de la convention d'administration, AltaGas Ltd. dispose intégralement des droits, des pouvoirs et de l'autorité de signer et de remettre tous les contrats, baux, licences et autres documents et contrats, de soumettre des demandes et de déposer des documents auprès des autorités gouvernementales et de prendre

toute autre mesure qu'elle juge nécessaire dans le cadre des activités de la Fiducie, du Holding Trust, du commandité, d'AltaGas LP1 et d'AltaGas LP2, respectivement.

AltaGas Ltd. doit exercer les pouvoirs et s'acquitter des fonctions qui lui sont conférés aux termes de la convention d'administration honnêtement, de bonne foi et au mieux des intérêts de la Fiducie, du Holding Trust, du commandité, d'AltaGas LP1 et d'AltaGas LP2 et faire preuve du degré de prudence, de diligence et de compétence dont ferait preuve un administrateur prudent et avisé au Canada ayant des responsabilités analogues dans des circonstances comparables.

Frais

Aux termes de la convention d'administration, AltaGas Ltd. se verra rembourser par la Fiducie, le Holding Trust, AltaGas LP1, AltaGas LP2 et le commandité, sans dédoublement, les dépenses (y compris le salaire, le traitement et les autres formes de rémunération versées aux employés dans le cadre de la prestation de services aux termes de la convention d'administration et les dépenses remboursables) engagées par AltaGas Ltd. qui sont, de l'avis raisonnable d'AltaGas Ltd., raisonnablement et respectivement attribuables à cet égard.

DÉCLARATION DE FIDUCIE ET DESCRIPTION DES PARTS

Le texte qui suit est un résumé, lequel ne prétend pas être complet, des caractéristiques importantes des parts de fiducie et des parts à droit de vote spécial ainsi que de certaines dispositions de la déclaration de fiducie. Il y a lieu de se reporter à la déclaration de fiducie en ce qui a trait au texte intégral de ses dispositions et à la description complète des parts de fiducie et des parts à droit de vote spécial. Un exemplaire de la déclaration de fiducie a été déposé sur SEDAR à l'adresse www.sedar.com.

PARTS DE FIDUCIE

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de la déclaration de fiducie. Chaque part de fiducie donne droit à son porteur à une voix à toute assemblée des porteurs de parts ou à l'égard d'une résolution écrite des porteurs de parts et représente un droit de propriété réel et indivis égal dans toute distribution de la Fiducie (que ce soit une distribution de revenu, de gains en capital réalisés nets ou d'autres montants) et dans tout élément d'actif net de la Fiducie en cas de dissolution ou de liquidation volontaire de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel sans discrimination, préférence ou priorité, peu importe la date effective ou les conditions d'émission des parts. Chaque part de fiducie est transférable, n'est pas assujettie à des droits de conversion ou de préemption et donne le droit à son porteur d'exiger de la Fiducie qu'elle rachète une partie ou la totalité des parts de fiducie que ce porteur détient. Voir « Déclaration de fiducie et description des parts – Droit de rachat des parts de fiducie ».

PARTS À DROIT DE VOTE SPÉCIAL

La déclaration de fiducie permet la création de parts à droit de vote spécial qui permettent à la Fiducie d'accorder des droits de vote aux porteurs de titres échangeables. Une part à droit de vote spécial a été émise aux termes de l'arrangement pour permettre aux porteurs de titres échangeables émis par AltaGas LP1 et AltaGas LP2 de voter aux assemblées des porteurs de parts. Le porteur d'une part à droit de vote spécial, y compris à l'égard de la part à droit de vote spécial, le fiduciaire chargé du vote et de l'échange, n'a pas droit à une participation ou une quote-part dans les distributions ou les actifs nets de la Fiducie et a droit seulement au nombre de voix aux assemblées des porteurs de parts correspondant au nombre de parts de fiducie contre lequel les titres échangeables visés par cette part à droit de vote spécial sont échangeables ou convertibles.

Aux termes de la convention de vote et d'échange fiduciaires, la Fiducie a émis la part à droit de vote spécial au fiduciaire chargé du vote et de l'échange en faveur de chaque personne qui a reçu des titres échangeables dans le cadre de l'arrangement. Le fiduciaire chargé du vote et de l'échange est tenu d'exercer les droits de vote afférents à la part à droit de vote spécial aux assemblées des porteurs de parts conformément aux directives des porteurs de titres échangeables. Cependant, si aucune directive n'est fournie par les porteurs de titres échangeables, les droits de vote se rattachant à ceux-ci à l'égard de la part à droit de vote spécial ne seront pas exercés.

Les parts à droit de vote spécial seront assujetties aux autres droits et limites déterminés par le fiduciaire au moment de l'émission de la part à droit de vote spécial. La déclaration de fiducie prévoit que, à l'échange de titres échangeables contre des parts de fiducie, le droit de vote attaché à la part à droit de vote spécial sera éliminé à l'égard de ces titres échangeables.

PARTS ÉCHANGEABLES

AltaGas LP1 est autorisée à émettre un nombre illimité de parts B d'AltaGas LP1. De même, AltaGas LP2 est autorisée à émettre un nombre illimité de parts B d'AltaGas LP2. AltaGas LP1 et AltaGas LP2 ont émis des parts B d'AltaGas LP1 et des parts B d'AltaGas LP2 aux porteurs de titres admissibles d'AltaGas Services en contrepartie de leurs actions ordinaires du capital d'AltaGas Services aux termes de l'arrangement.

Chaque part échangeable est échangeable contre une part de fiducie à tout moment au gré du porteur, donne le droit à son porteur de recevoir d'AltaGas LP1 ou d'AltaGas LP2, selon le cas, des prêts qui ne portent pas intérêt d'une somme en espèces correspondant aux distributions en espèces effectuées par la Fiducie sur une part de fiducie, donne à son porteur le droit de voter séparément lors d'un vote par catégorie à l'égard de propositions visant à compléter, modifier ou retirer tout droit, privilège, restriction ou condition se rattachant aux parts échangeables ou à l'égard de toute autre modification à la convention de société en commandite applicable qui aurait une incidence défavorable pour les porteurs de ces parts échangeables, ne sera pas cessible sauf à des cessionnaires admissibles, et AltaGas LP1 ou AltaGas LP2, selon le cas, aura le droit d'acquérir la totalité des parts échangeables en échange de parts de fiducie dans certains cas spécifiques, notamment lorsque moins de 750 000 parts B d'AltaGas LP1 ou 1 000 000 de parts B d'AltaGas LP2 sont en circulation ou encore à la réalisation de certaines opérations qui peuvent entraîner un changement de contrôle de la Fiducie.

ÉMISSION DE PARTS

La déclaration de fiducie prévoit que les parts, y compris les titres échangeables, les droits, bons de souscription, options ou autres titres convertibles en parts de fiducie ou échangeables contre des parts de fiducie, peuvent être créées, émises, vendues et livrées aux conditions et aux moments déterminés par le fiduciaire. La déclaration de fiducie prévoit également que le fiduciaire peut autoriser la création et l'émission de tout type de titres de créance ou de titres de créance convertibles de la Fiducie aux conditions, aux personnes et moyennant la contrepartie qu'il détermine.

DISTRIBUTIONS

Aux termes de la déclaration de fiducie, la Fiducie est tenue d'effectuer des distributions d'encaisse aux porteurs de parts chaque mois civil (ou pour toute autre période que le fiduciaire peut déterminer) correspondant à la totalité ou à une partie des flux de trésorerie de la Fiducie. L'argent reçu par la Fiducie de ses filiales sera géré par le commandité, compte tenu du bénéfice net consolidé de la Fiducie, des besoins consolidés de la Fiducie pour ce qui est de l'entretien et de la croissance, des besoins consolidés de la Fiducie pour ce qui est du remboursement de la dette et d'autres facteurs. L'intention du commandité est de maximiser l'argent reçu par la Fiducie de ses filiales compte tenu de ces différents facteurs.

Les distributions à l'égard d'un mois en particulier seront versées aux porteurs de parts inscrits à la fermeture des bureaux à chaque date de référence de distribution. La distribution pour un mois en particulier sera versée à la date de versement de distribution. En outre, la déclaration de fiducie prévoit que, si besoin est, le 31 décembre de chaque année, la Fiducie distribuera un montant supplémentaire de sorte à ne pas être redevable d'impôts sur le revenu ordinaires pour l'exercice en question.

ACHAT DE PARTS

La Fiducie peut à l'occasion acheter aux fins d'annulation une partie ou la totalité des parts (ou d'autres titres de la Fiducie qui peuvent être émis et en circulation à l'occasion) sur le marché, par contrat de gré à gré ou à une bourse reconnue où ces parts sont négociées ou dans le cadre d'offres reçues par la Fiducie après un appel d'offres adressé à tous les porteurs de parts inscrits, étant entendu que, dans chaque cas, le fiduciaire a déterminé que ces achats étaient au mieux des intérêts de la Fiducie. Ces achats peuvent constituer une « offre publique de rachat » aux termes des lois sur les valeurs mobilières provinciales du Canada et doivent être exécutés conformément aux exigences applicables de ces lois. Aucun porteur de parts ne pourra à quelque moment que ce soit exiger de la Fiducie qu'elle rachète les parts de ce porteur de parts.

DROIT DE RACHAT DES PARTS DE FIDUCIE

Les parts de fiducie sont rachetables en tout temps sur demande des porteurs de celles-ci sur remise à la Fiducie d'un avis dûment rempli et signé en bonne et due forme demandant à la Fiducie de racheter des parts de fiducie. Sur réception d'un avis de rachat de parts de fiducie par la Fiducie, le porteur des parts de fiducie cesse par la suite d'avoir quelque droit que ce soit à l'égard des parts de fiducie remises aux fins de rachat (autre que le droit de recevoir le paiement du rachat pour ces parts de fiducie à moins que le paiement de rachat ne soit pas effectué tel que requis), y compris le droit

dė recevoir des distributions à l'égard de ces parts qui sont déclarées payables à une date postérieure au jour de réception par la Fiducie de l'avis demandant le rachat.

Rachat en espèces

Sur réception par la Fiducie de l'avis de rachat de parts de fiducie, le porteur de parts de fiducie remettant ses parts aura par la suite le droit de recevoir le prix de rachat du marché correspondant au moindre des montants suivants : a) 90 % du cours par part de fiducie à la principale bourse à la cote de laquelle les parts de fiducie sont inscrites (ou, si les parts de fiducie ne sont pas inscrites à la cote d'une bourse, du principal marché sur lequel les parts de fiducie sont cotées aux fins de négociation) au cours des dix derniers jours de bourse avant la date à laquelle les parts de fiducie seront remises aux fins de rachat; b) 100 % du cours de clôture de la principale bourse à la cote de laquelle les parts de fiducie sont inscrites (ou, si les parts de fiducie ne sont pas inscrites à la cote d'une bourse, du principal marché sur lequel les parts de fiducie sont cotées aux fins de négociation) à la date à laquelle les parts de fiducie sont remises aux fins de rachat.

Le prix de rachat du marché global payable par la Fiducie à l'égard des parts de fiducie remises aux fins de rachat au cours d'un mois civil est acquitté au moyen d'un paiement en espèces dans les cinq jours ouvrables suivant la fin du mois civil au cours duquel les parts de fiducie ont été remises aux fins de rachat.

Les porteurs de parts de fiducie ne recevront pas d'espèces au rachat de leurs parts de fiducie dans l'un des cas suivants :

a) si le montant total payable par la Fiducie à l'égard de ces parts de fiducie et toutes les autres parts de fiducie remises aux fins de rachat au cours du même mois civil dépasse 50 000 $; étant entendu que le fiduciaire peut, à son gré, renoncer à cette limite à l'égard de toutes les parts de fiducie remises aux fins de rachat au cours d'un mois civil. Si cette limite ne fait pas l'objet d'une renonciation, les parts de fiducie remises aux fins de rachat au cours de ce mois civil sont rachetées contre des espèces en fonction du prix de rachat du marché et, à moins que des approbations réglementaires applicables soient nécessaires, au moyen de la distribution en nature des actifs de la Fiducie, en fonction du « prix de rachat en nature » (défini ci-après), qui peut comprendre des billets série 3 émis par Holding Trust (les « billets série 3 ») ou d'autres actifs détenus par la Fiducie, selon un calcul proportionnel. Voir « Holding Trust – Billets du Holding Trust »;

b) si, au moment où ces parts de fiducie sont remises aux fins de rachat, les parts de fiducie en circulation ne sont pas inscrites à la cote de la TSX ou négociées ou inscrites à une bourse ou sur un marché qui, de l'avis du fiduciaire, offre des cours représentatifs de la juste valeur marchande des parts de fiducie;

c) si les opérations normales sur les parts de fiducie sont suspendues ou arrêtées à une bourse à la cote de laquelle les parts de fiducie sont inscrites aux fins de négociation ou, si elles ne sont pas inscrites, sur un marché où les parts de fiducie sont cotées aux fins de négociation, à la date à laquelle ces parts de fiducie remises aux fins de rachat ont été remises à la Fiducie aux fins de rachat ou pendant plus de cinq jours de bourse au cours de la période de bourse de dix jours avant la date à laquelle ces parts de fiducie ont été remises aux fins de rachat;

d) si le rachat des parts de fiducie entraîne la radiation des parts de fiducie de la principale bourse à la cote de laquelle les parts de fiducie sont inscrites.

Rachat en nature

S'il n'est pas possible de racheter en argent les parts de fiducie remises aux fins de rachat par un porteur de parts de fiducie, alors ce porteur de parts de fiducie aura le droit, à la place du prix de rachat du marché par part de fiducie, à recevoir un prix par part de fiducie (le « prix de rachat en nature ») correspondant à la juste valeur marchande d'une part de fiducie déterminée par le fiduciaire. Le prix de rachat en nature sera, sous réserve de toutes les approbations réglementaires nécessaires, versé et réglé au moyen d'une distribution en nature des actifs de la Fiducie, laquelle peut inclure les billets série 3 ou autres actifs détenus par la Fiducie (autres que les parts du Holding Trust), selon la décision du fiduciaire.

Le prix de rachat en nature global payable par la Fiducie à l'égard des parts de fiducie remises aux fins de rachat au cours d'un mois civil est acquitté au moyen du transfert au porteur de parts ou à l'ordre du porteur de parts qui a exercé le droit de rachat, dans les cinq jours ouvrables après la fin du mois civil au cours duquel les parts de fiducie ont été remises aux fins de rachat, des actifs de la Fiducie.

Il est prévu que ce droit de rachat ne constituera pas le mécanisme principal dont se prévaudront les porteurs de parts de fiducie pour disposer de leurs parts de fiducie. Les billets série 3 qui peuvent être distribués en nature aux porteurs de parts dans le cadre d'un rachat ne seront pas inscrits à la cote d'une bourse et il n'est pas prévu qu'un marché se formera pour eux. Les billets série 3 ne sont pas des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés d'épargne-retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

ASSEMBLÉES DES PORTEURS DE PARTS

La déclaration de fiducie prévoit que des assemblées des porteurs de parts doivent être convoquées et tenues, entre autres choses, pour élire le conseil d'administration, nommer ou révoquer les vérificateurs de la Fiducie, approuver les modifications de la déclaration de fiducie (sauf tel que décrit ci-après à la rubrique « Déclaration de fiducie et description des parts – Modifications de la déclaration de fiducie »), vendre la totalité ou la quasi-totalité des actifs de la Fiducie, dissoudre la Fiducie ou nommer ou remplacer le fiduciaire du Holding Trust. Les assemblées des porteurs de parts seront convoquées et tenues chaque année pour, entre autres choses, élire le conseil d'administration et nommer les vérificateurs de la Fiducie.

Une assemblée des porteurs de parts peut être convoquée en tout temps et à toute fin par le fiduciaire et doit être convoquée, sauf dans certaines circonstances, si cela est exigé par les porteurs d'au moins 5 % de tous les droits de vote ayant le droit d'être exercés à une assemblée des porteurs de parts (y compris les droits de vote se rattachant aux titres échangeables en vertu de la part à droit de vote spécial) moyennant une demande écrite. Une demande doit, entre autres choses, indiquer de façon raisonnablement circonstanciée l'objet de l'assemblée devant être convoquée.

Sous réserve de la convention de vote et d'échange fiduciaires, seuls les porteurs de parts inscrits peuvent assister à toutes les assemblées des porteurs de parts et y voter soit en personne soit par procuration, et un fondé de pouvoir n'est pas tenu d'être un porteur de parts. Pour la délibération des questions à toutes ces assemblées, le quorum est constitué de deux personnes assistant en personne ou représentées par procuration et représentant au total au moins 5 % des droits de vote se rattachant à toutes les parts en circulation. Pour les fins de la détermination d'un tel quorum, la part à droit de vote spécial est considérée comme représentant des parts de fiducie en circulation correspondant au nombre de titres échangeables représenté par procuration par le fiduciaire chargé du vote et de l'échange à cette assemblée.

La déclaration de fiducie renferme des dispositions quant à l'avis nécessaire et aux autres procédures à l'égard de la convocation et de la tenue des assemblées des porteurs de parts conformément aux exigences des lois applicables.

LIMITES À LA PROPRIÉTÉ PAR DES NON-RÉSIDENTS

Pour veiller à ce que la Fiducie soit admissible à titre de « fiducie de fonds commun de placement » en vertu de la LIR, la déclaration de fiducie prévoit en partie, ce qui suit :

a) le commandité, selon le cas : (i) avant la réalisation d'une opération mettant en cause l'acquisition par la Fiducie de biens ou d'actifs autres que des titres du commandité ou du Holding Trust; (ii) avant une modification importante de la Fiducie autre qu'une modification envisagée en (i); (iii) immédiatement après tout projet de modification de l'alinéa 132(7)a) de la LIR ou la publication d'un bulletin administratif ou d'un autre avis d'interprétation relativement à l'interprétation ou l'application de cet alinéa; (iv) en tout temps sur demande du fiduciaire, obtiendra un avis juridique confirmant que la Fiducie a, à cette date et à la suite de cette opération ou de cet événement (dans le cas visé en (iii), cela signifiera la prise d'effet d'une modification ou d'un changement d'interprétation), le droit de se fonder sur l'alinéa 132(7)a) de la LIR (ou toute disposition qui le remplace) aux fins d'être admissible à titre de « fiducie de fonds commun de placement » en vertu de la LIR;

b) si le conseil d'administration détermine ou apprend, aux termes de a) ci-dessus ou autrement, que la capacité de la Fiducie de continuer à se fonder sur l'alinéa 132(7)a) de la LIR (ou toute disposition qui le remplace) aux fins d'être admissible à titre de « fiducie de fonds commun de placement » à cet égard est menacée, alors sans délai après cette détermination :

    (i) la Fiducie ne sera plus maintenue principalement au profit de non-résidents et le commandité sera seul responsable de surveiller les avoirs détenus par des non-résidents;

    (ii) le commandité prendra les mesures nécessaires ou souhaitables pour veiller à ce que la Fiducie ne soit pas maintenue principalement au profit de non-résidents;

c) il est loisible au commandité de demander au fiduciaire d'obtenir, dans la mesure du possible étant donné les circonstances, des déclarations à l'égard de la propriété véritable des parts de fiducie, d'effectuer des recherches concernant la résidence des porteurs de parts de fiducie et des porteurs de titres échangeables et des listes de l'adresse postale des porteurs de parts de fiducie véritables et de porteurs de titres échangeables véritables et de prendre les autres mesures indiquées par le commandité, aux frais de la Fiducie, afin de déterminer ou d'estimer du mieux possible la résidence des propriétaires véritables de parts de fiducie;

d) si le conseil d'administration détermine que cela est au mieux des intérêts de la Fiducie, le commandité, malgré la capacité de la Fiducie de continuer à se fonder sur l'alinéa 132(7)a) de la LIR aux fins d'être admissible à titre de « fiducie de fonds commun de placement » en vertu de la LIR ou autrement, peut :

   (i) demander au fiduciaire de refuser une souscription de parts de fiducie de la part d'une personne, ou d'émettre des parts de fiducie ou d'inscrire un transfert de parts de fiducie en faveur de cette personne, à moins que celle-ci ne fournisse une déclaration à la Fiducie indiquant que les parts de fiducie devant être émises ou transférées à cette personne ne seront pas, lorsqu'elles seront émises ou transférées, la propriété véritable d'un non-résident;

   (ii) dans la mesure du possible dans les circonstances, envoyer un avis aux porteurs inscrits de parts de fiducie qui sont la propriété véritable de non-résidents, choisis dans l'ordre inverse de l'ordre d'acquisition ou d'inscription des parts de fiducie détenues en propriété véritable par des non-résidents, ou en fonction d'une autre méthode que le commandité peut juger équitable et pratique, lequel avis leur enjoint de vendre leurs parts de fiducie détenues en propriété véritable par des non-résidents ou une tranche indiquée de ces parts à l'intérieur d'un certain délai d'au moins 60 jours. Si les porteurs de parts de fiducie qui reçoivent cet avis n'ont pas vendu le nombre précisé de parts de fiducie ou fourni au commandité la preuve satisfaisante que ces parts de fiducie n'étaient pas détenues en propriété véritable par des non-résidents à l'intérieur de ce délai, le commandité peut, au nom de ces porteurs de parts de fiducie inscrits, vendre ces parts de fiducie et, entretemps, suspendre les droits de vote et de distribution se rattachant à ces parts de fiducie et effectuer toute distribution à l'égard de ces parts de fiducie en déposant le montant visé dans un compte bancaire séparé dans une banque à charte canadienne (déduction faite de tout impôt et de toute taxe applicables). La vente sera effectuée à une bourse à la cote de laquelle les parts de fiducie sont alors inscrites et, après cette vente, les porteurs visés cesseront d'être porteurs des parts de fiducie ainsi déposées et leurs droits se limiteront à recevoir le produit net de la vente et toute distribution à l'égard des parts déposées comme susmentionné, déduction faite des impôts et des taxes applicables et des frais de vente, à la remise des certificats de fiducie représentant ces parts de fiducie;

   (iii) radier les parts de fiducie des bourses non canadiennes;

   (iv) prendre les autres mesures qui, de l'avis du conseil d'administration, sont appropriées dans les circonstances et qui réduiront ou limiteront le nombre de parts de fiducie détenues par les porteurs de parts de fiducie non résidents afin de s'assurer que la Fiducie ne soit pas maintenue principalement au profit de non-résidents.

MODIFICATIONS DE LA DÉCLARATION DE FIDUCIE

Le fiduciaire peut, sans le consentement, l'approbation ou la ratification des porteurs de parts, modifier la déclaration de fiducie, selon le cas :

a) aux fins de s'assurer du respect continu par la Fiducie des lois, règlements ou politiques applicables de toute autorité gouvernementale dont relève le fiduciaire ou la Fiducie;

b) d'une manière qui, de l'avis du fiduciaire, fournit une protection supplémentaire aux porteurs de parts;

c) d'une manière qui, de l'avis du fiduciaire, est nécessaire ou souhaitable en raison de modifications de la législation fiscale canadienne;

d) afin d'éliminer tout conflit ou incompatibilité dans la déclaration de fiducie ou d'apporter les corrections mineures qui, de l'avis du fiduciaire, sont nécessaires ou souhaitables et ne portent pas atteinte aux droits des porteurs de parts;

e) de changer le situs de la Fiducie, ou les lois la régissant, ce changement, de l'avis du fiduciaire, étant souhaitable afin de faire profiter les porteurs de parts de toute législation limitant leur responsabilité.

DURÉE DE LA FIDUCIE

Les porteurs de parts peuvent décider au moyen d'une résolution spéciale de dissoudre la Fiducie à toute assemblée des porteurs de parts dûment convoquée à cette fin, à la suite de quoi le fiduciaire commence la liquidation volontaire des affaires de la Fiducie (et doit se limiter par la suite à cette activité).

À moins que la Fiducie soit dissoute antérieurement ou prorogée à la suite d'un vote des porteurs de parts, le fiduciaire entame la liquidation volontaire des affaires de la Fiducie à la date qu'il détermine, soit au plus tard deux ans avant le 24 mars 2104 ou avant la veille du jour auquel la Fiducie serait par ailleurs nulle en vertu de toute règle applicable contre les perpétuités alors en vigueur en Alberta, le cas échéant. Si la Fiducie fait l'objet d'une liquidation volontaire, le fiduciaire vendra et convertira en argent les actifs de la Fiducie dans le cadre d'une ou de plusieurs opérations de ventes publiques ou privées et prendra toutes les autres mesures nécessaires pour liquider les biens de la Fiducie et il agira à tous égards conformément aux directives, s'il en est, des porteurs de parts (à l'égard de la dissolution autorisée conformément à une résolution spéciale). Après paiement, remboursement ou exécution, ou prise de dispositions pour le paiement, le remboursement ou l'exécution, de toutes les dettes et obligations connues de la Fiducie et après avoir prévu une indemnisation contre toutes les dettes et obligations impayées, le fiduciaire, sous réserve de l'obtention de toutes les approbations réglementaires nécessaires, distribuera le reliquat du produit de la vente des actifs ainsi que tout montant en espèces faisant partie des actifs de la Fiducie aux porteurs de parts de fiducie selon un calcul proportionnel.

OFFRES PUBLIQUES D'ACHAT

La déclaration de fiducie renferme des dispositions voulant que, si une offre publique d'achat, au sens de « take-over bid » dans la loi intitulée *Securities Act* (Alberta), est faite à l'égard des parts de fiducie et qu'au moins 90 % des parts de fiducie (y compris les parts de fiducie pouvant être émises à la conversion, à l'exercice ou à l'échange de titres échangeables contre des parts de fiducie mais à l'exclusion de parts de fiducie détenues à la date de l'offre publique d'achat par l'initiateur ou un membre de son groupe ou une personne ayant des liens avec lui ou détenues pour leur compte ou pouvant être émises à ceux-ci) sont prises en livraison contre paiement par l'initiateur, l'initiateur aura le droit d'acquérir les parts de fiducie et les titres échangeables détenus par les porteurs de parts de fiducie qui n'acceptent pas l'offre publique d'achat aux conditions proposées par l'initiateur.

HOLDING TRUST

La déclaration de fiducie du Holding renferme des dispositions qui sont essentiellement les mêmes que celles de la déclaration de fiducie se rapportant à la Fiducie. Toutefois, il y a lieu de se reporter à la déclaration de fiducie du Holding et à la déclaration de fiducie en ce qui a trait au texte intégral de leurs dispositions respectives. Un exemplaire de ces déclarations de fiducie a été déposé sur SEDAR à l'adresse www.sedar.com.

GÉNÉRALITÉS

Le Holding Trust est une fiducie d'investissement sans personnalité morale établie sous le régime des lois de l'Alberta aux termes de la déclaration de fiducie du Holding. Ses activités se limitent, notamment, à ce qui suit : acquérir, détenir, transférer, aliéner et par ailleurs négocier des titres, ou investir dans des titres, de quelque nature ou genre que ce soit, d'AltaGas LP1, AltaGas LP2, AltaGas Ltd. ou d'un membre de leur groupe ou d'une personne ayant des liens avec eux, ou des titres émis par eux, et des titres de toute autre société par actions, société en commandite, fiducie ou autre personne, ou des titres émis par elles, qui participent, directement ou indirectement, à des activités de collecte, de traitement, de transport, d'extraction, d'achat, d'entreposage ou de vente de pétrole, de gaz naturel, de LGN et d'autres produits connexes, d'électricité ou d'autres formes d'énergie, ou à la propriété, à la location ou à l'exploitation d'actifs ou de biens se rapportant à ces activités, ainsi qu'à des activités connexes, et aux autres placements que le fiduciaire du Holding Trust peut déterminer; emprunter des fonds et émettre des titres d'emprunt à ces fins et conclure des arrangements de couverture s'y rapportant; participer à toutes les activités accessoires à ces activités; et entreprendre d'autres activités ou prendre des mesures, notamment investir dans des titres, approuvées par le fiduciaire du Holding Trust de temps à autre.

À la date de la présente notice annuelle, le Holding Trust n'a pas l'intention de détenir des titres d'une entité autre qu'AltaGas LP1.

DROIT DE RACHAT

Le droit de rachat que la déclaration de fiducie du Holding confère aux porteurs de parts du Holding Trust peut être exercé uniquement après que le porteur de parts de fiducie du Holding Trust a reçu un avis écrit du fiduciaire du Holding Trust qu'il peut exercer ce droit, de sorte que les porteurs de parts de fiducie du Holding Trust n'auront pas le droit de faire racheter leurs parts de fiducie du Holding Trust sur demande.

DISTRIBUTIONS AU COMPTANT

Le Holding Trust verse à la Fiducie des distributions mensuelles au comptant de ses rentrées nettes de fonds mensuelles, après paiement de l'intérêt sur les billets du Holding Trust, s'il en est, et après déduction des liquidités estimatives requises pour les frais, coûts et autres obligations du Holding Trust. Ces distributions sont versées le jour qui correspond à la date de versement des distributions de la Fiducie afin de permettre à la Fiducie de verser ses distributions.

Si le fiduciaire du Holding Trust considère que le Holding Trust ne dispose pas des liquidités suffisantes pour verser intégralement une distribution, le versement peut se faire au moyen de l'émission de parts de fiducie supplémentaires du Holding Trust ou de billets du Holding Trust ayant une valeur correspondant à la différence entre le montant de cette distribution et le montant des liquidités que le fiduciaire du Holding Trust considère comme disponible aux fins du versement de cette distribution. La valeur de chaque part de fiducie du Holding Trust ainsi émise correspondra à son prix de rachat, et la valeur de chaque billet du Holding Trust ainsi émis correspondra au prix de rachat de ce billet calculé aux termes de la convention relative aux billets du Holding Trust.

Les parts de fiducie du Holding Trust transférées à des porteurs de parts aux termes d'une distribution en nature peuvent faire l'objet de restrictions de revente et de transfert et ne peuvent être revendues ni transférées sauf si les lois sur les valeurs mobilières applicables le permettent.

LIMITATION APPLICABLE À LA PROPRIÉTÉ PAR DES NON-RÉSIDENTS

Malgré toute autre disposition de la déclaration de fiducie du Holding, aucune part de fiducie du Holding Trust ne peut être émise ou transférée à un non-résident ou détenue par un non-résident.

RESTRICTIONS APPLICABLES AU TRANSFERT DES PARTS DE FIDUCIE DU HOLDING TRUST

Malgré toute autre disposition de la déclaration de fiducie du Holding, aucune part de fiducie du Holding Trust ne sera transférée sans le consentement du fiduciaire du Holding Trust, consentement que le fiduciaire du Holding Trust peut refuser pour quelque motif que ce soit.

BILLETS DU HOLDING TRUST

Le texte qui suit est un résumé, lequel ne prétend pas être complet, des caractéristiques importantes des billets du Holding Trust ainsi que de certaines dispositions de la convention relative aux billets du Holding Trust. Il y a lieu de se reporter à la convention relative aux billets du Holding Trust en ce qui a trait au texte intégral de ses dispositions et à la description complète des billets de Holding Trust. Un exemplaire de cette convention a été déposé sur SEDAR à l'adresse www.sedar.com.

La convention relative aux billets du Holding Trust autorise la création et l'émission de trois séries de billets du Holding Trust en monnaie canadienne : les billets série 1, les billets série 2 et les billets série 3. Chaque série de billets du Holding Trust est d'un capital global illimité, peut être émise en coupures de 10 $ et multiples complets de 10 $, représente un titre de créance non garanti du Holding Trust et est rachetable aux termes des dispositions de la convention relative aux billets du Holding Trust. Chaque série de billets du Holding Trust comporte des caractéristiques particulières qui lui sont propres et qui sont énoncées dans la convention relative aux billets du Holding Trust.

Paiement à l'échéance

À l'échéance, le Holding Trust remboursera les billets du Holding Trust en payant en espèces au fiduciaire des billets aux termes de la convention relative aux billets du Holding Trust une somme correspondant au capital des billets du Holding Trust en circulation qui sont alors échus, majorée de l'intérêt couru et impayé s'y rapportant.

Rachat

Les billets du Holding Trust seront rachetables au gré du Holding Trust avant l'échéance

Subordination/sûreté

Les billets du Holding Trust ont égalité de rang entre eux, mais le paiement du capital et de l'intérêt des billets du Holding Trust est expressément subordonné au paiement préalable de toutes les créances de rang supérieur, soit les dettes et obligations du Holding Trust qui, selon les dispositions de l'instrument qui les crée ou les atteste, ne sont pas subordonnées ou égales en rang aux titres de créance attestés par la convention relative aux billets du Holding Trust. De plus, les privilèges que détiennent le fiduciaire des billets ou les porteurs des billets du Holding Trust, de même que les droits et recours accordés au fiduciaire des billets ou aux porteurs de billets du Holding Trust, prennent rang après tous les privilèges que détiennent actuellement ou détiendront les porteurs de titres de créance de rang supérieur sans égard à toute priorité que la loi pourrait établir par ailleurs.

La convention relative aux billets du Holding Trust prévoit qu'à la distribution de l'actif du Holding Trust en cas de faillite, insolvabilité, ou mise sous séquestre, liquidation, réorganisation ou autre procédure similaire se rapportant au Holding Trust, ou en cas de dissolution ou de liquidation volontaire du Holding Trust, les porteurs de tous les titres de créance de rang supérieur auront le droit de recevoir un paiement intégral (du capital, de la prime ou de la pénalité, s'il en est, et de l'intérêt) avant que les porteurs des billets du Holding Trust n'aient droit de recevoir un paiement.

Cas de défaut

La convention relative aux billets du Holding Trust prévoit que les situations ci-après constituent des cas de défaut :

a) le non-paiement du capital exigible des billets du Holding Trust d'une série lorsque ce capital devient exigible aux termes d'une disposition de la convention relative aux billets du Holding Trust ou des billets du Holding Trust, ce défaut se prolongeant pendant une période de dix jours ouvrables;

b) le non-paiement de l'intérêt exigible sur les billets du Holding Trust, ce défaut se prolongeant sur une période de 15 jours ouvrables;

c) le non-respect ou la violation par le Holding Trust de tout autre engagement ou toute autre convention prévu aux termes des dispositions des billets du Holding Trust ou de la convention relative aux billets du Holding Trust, lesquels se poursuivent pendant 30 jours après qu'un avis écrit en faisant état et exigeant qu'il y soit remédié a été remis au Holding Trust par le fiduciaire des billets;

d) s'il survient à l'égard d'une ou de plusieurs émissions de titres de créance du Holding Trust ayant un capital global en circulation de 100 millions de dollars ou plus un cas de défaut ayant fait en sorte que leur porteur déclare que ces titres de créance sont exigibles et payables avant leur échéance et que ces titres de créance n'ont pas été acquittés intégralement ou que ce remboursement anticipé n'a pas été annulé à l'intérieur d'un délai de 30 jours;

e) si une poursuite ou une action est intentée contre le Holding Trust, sauf dans certaines circonstances, devant un tribunal compétent, visant (i) sa réorganisation, sa liquidation ou sa dissolution, ou le concordat ou le redressement de ses dettes, (ii) la nomination d'un séquestre, d'un gardien, d'un liquidateur ou autre du Holding Trust ou à l'égard de la totalité ou quasi-totalité de ses biens, ou (iii) une demande similaire concernant le Holding Trust en vertu d'une loi relative à la faillite, à l'insolvabilité, à la réorganisation, à la dissolution ou au concordat ou au redressement de dettes, et si cette poursuite ou action n'est pas rejetée, ou si une ordonnance, un jugement ou une décision approuvant ou ordonnant l'une des mesures susmentionnées est rendu et n'est pas suspendu et demeure en vigueur, pendant une période de 60 jours ou plus, ou si une ordonnance de redressement à l'encontre du Holding Trust est enregistrée lors d'une instance involontaire en vertu de la Loi sur la faillite;

f) si le Holding Trust, selon le cas : (i) demande ou accepte la nomination d'un séquestre, d'un gardien, d'un liquidateur ou autre à son égard ou à l'égard de la totalité ou quasi-totalité de ses biens ou la prise de possession de la totalité ou quasi-totalité de ses biens par une telle personne; (ii) fait une cession générale au profit de ses créanciers; (iii) introduit une instance volontaire aux termes de la Loi sur la faillite ou une autre loi similaire étrangère; (iv) introduit une instance ou dépose une requête dans le but de tirer profit d'une autre loi relative à la faillite, à l'insolvabilité, à la réorganisation, à la

liquidation, à la dissolution ou au concordat ou redressement de dettes; (v) omet de contester en temps opportun et de la manière appropriée, ou consent par écrit à une requête déposée contre lui dans une instance involontaire aux termes de la Loi sur la faillite ou d'une autre loi similaire étrangère; (vi) prend des mesures dans le but d'effectuer l'une ou l'autre des démarches susmentionnées;

g) si un créancier a pris possession de la totalité ou quasi-totalité de l'actif du Holding Trust.

Certificats des parts du Holding Trust

Étant donné que les parts de fiducie du Holding Trust ne doivent pas être émises ou détenues par une personne autre que la Fiducie, l'inscription des droits dans les parts de fiducie du Holding Trust et le transfert de celles-ci ne se feront pas par l'intermédiaire du système d'inscription en compte administré par La Caisse canadienne de dépôt de valeurs limitée. À la place, les porteurs de parts de fiducie du Holding Trust auront le droit de recevoir des certificats représentant ces parts.

ASSEMBLÉES DES PORTEURS DE PARTS DU HOLDING TRUST

L'assemblée annuelle des porteurs de parts de fiducie du Holding Trust sera convoquée au plus tard le 30 juin de chaque année, à l'heure et à l'endroit fixés et dans le but de présenter les états financiers vérifiés du Holding Trust, de nommer les vérificateurs du Holding Trust pour l'exercice à venir et pour examiner les autres questions dont le fiduciaire du Holding Trust peut décider ou dont l'assemblée peut être dûment saisie. Malgré ce qui précède, une résolution écrite signée par les porteurs de parts de fiducie du Holding Trust détenant plus de 66 ⅔ % des droits de vote rattachés aux parts de fiducie du Holding Trust en tout temps sera valide et exécutoire à toutes fins utiles.

COMMANDITÉ

Aux termes de la convention de délégation, le commandité se voit déléguer certains pouvoirs et devoirs du fiduciaire à l'égard des affaires commerciales et internes de la Fiducie, et aux termes de la convention unanime des actionnaires, le commandité a le droit d'exercer les pouvoirs des administrateurs d'AltaGas Ltd. et de toute autre entité déterminée pour gérer ou superviser la gestion des affaires commerciales et internes d'AltaGas Ltd. Voir « Gestion de la Fiducie – Convention de délégation » et « Déclaration de fiducie et description des parts – Assemblées des porteurs de parts ».

Le commandité est le commandité d'AltaGas LP1, d'AltaGas LP2, d'AltaGas Limited Partnership, de PremStar Energy Canada Limited Partnership et de Société en commandite Énergie ECNG. Le commandité est également partie à la convention d'administration aux termes de laquelle AltaGas Ltd. fournit certains services administratifs au commandité. Voir « Gestion de la Fiducie – Convention d'administration ».

ADMINISTRATEURS ET MEMBRES DE LA DIRECTION

Le nombre d'administrateurs du commandité est déterminé par résolution du conseil d'administration. À l'heure actuelle, les administrateurs sont au nombre de neuf (dont huit administrateurs indépendants).

Le mandat d'un administrateur se poursuit jusqu'à la prochaine assemblée annuelle des porteurs de parts qui suit son élection ou sa nomination ou (si l'élection ou la nomination d'un administrateur n'a pas lieu à cette assemblée ou si l'assemblée n'a pas lieu) jusqu'à la date à laquelle son successeur est élu ou nommé, ou plus tôt en cas de décès ou de démission, de destitution ou d'incapacité de l'administrateur, ou jusqu'à ce que son mandat prenne fin pour toute autre raison aux termes des documents constitutifs du commandité. Aux termes de la déclaration de fiducie, les porteurs de parts pourront donner chaque année à la Fiducie des directives quant à l'élection des membres du conseil d'administration du commandité.

Les nom, lieu de résidence, poste au sein du commandité, principales fonctions au cours des cinq dernières années et avoirs respectifs en parts de fiducie et en options sur des parts des administrateurs et membres de la direction actuels du commandité sont indiqués ci-après :

Nom de l'administrateur, lieu de résidence et poste au sein du commandité	Principales fonctions au cours des cinq dernières années	Administrateur depuis	Titres en propriété véritable ou sous contrôle[1]
David W. Cornhill[3][9] Calgary (Alberta) Canada Président du conseil et chef de la direction	M. Cornhill est membre fondateur d'AltaGas Services Inc., société remplacée par la Fiducie. Il a agi à titre de président du conseil et chef de la direction depuis la création d'AltaGas Services Inc. le 1er avril 1994 et a été nommé administrateur du commandité le 1er mai 2004. Avant de fonder AltaGas Services Inc., M. Cornhill a occupé le poste de vice-président, Finances et administration et trésorier d'Alberta and Southern Co. Ltd. de 1991 à 1993 et de président et chef de la direction jusqu'au 31 mars 1994.	Le 1er mai 2004 Administrateur d'AltaGas Services du 28 mars 1994 au 30 avril 2004	1 128 479 parts de fiducie 325 000 options sur des parts
Allan L. Edgeworth[2][3][4] Calgary (Alberta) Canada Administrateur	M. Edgeworth est président de ALE Energy Inc., société d'experts-conseils fermée, depuis janvier 2005 et est membre de l'Alberta Securities Commission. Il était président et chef de la direction d'Alliance Pipeline Ltd. de 2001 à décembre 2004. Il s'était joint à Alliance Pipeline Ltd. en 1998 à titre de vice-président directeur et chef de l'exploitation.	Le 2 mars 2005	5 695 parts de fiducie 60 000 options sur des parts
Hugh A. Fergusson[2][3][4] Calgary (Alberta) Canada Administrateur	M. Fergusson est un homme d'affaires indépendant. Il est actuellement président d'Argyle Resources Inc., organisation privée d'experts-conseils dans le domaine de la pétrochimie et de l'énergie. Il a pris sa retraite en 2004 du poste de vice-président, Hydrocarbures et énergie, après 25 ans au service de The Dow Chemical Company, société internationale dans le domaine de la chimie inscrite à la cote de bon nombre de bourses.	Le 7 mai 2008	7 310 parts de fiducie 45 000 options sur des parts
Denis C. Fonteyne[2][3][5] Calgary (Alberta) Canada Administrateur	M. Fonteyne est président de Dendon Resources Ltd., société d'experts-conseils fermée, et il est expert-conseil dans le secteur du gaz naturel depuis 1997. Il permet au conseil d'administration de bénéficier de ses 40 années d'expérience dans ce secteur. M. Fonteyne a occupé bon nombre de postes de haute direction dans le secteur pétrolier et gazier, notamment huit ans auprès de CanStates Gas Marketing Ltd., avant sa retraite à titre de vice-président directeur en 1996.	Le 1er mai 2004 Administrateur d'AltaGas Services du 1er septembre 1998 au 30 avril 2004	38 200 parts de fiducie 40 000 options sur des parts
Daryl H. Gilbert[2][4][5][8] Calgary (Alberta) Canada Administrateur	M. Gilbert s'est joint à JOG Capital Inc. en mai 2008 à titre de directeur général et membre du comité d'investissement. Auparavant, M. Gilbert était homme d'affaires depuis janvier 2005. Précédemment, il était président et chef de la direction de Gilbert Laustsen Jung Associates Ltd. (firme d'experts-conseils en génie).	Le 1er mai 2004 Administrateur d'AltaGas Services du 4 mai 2000 au 30 avril 2004	900 parts de fiducie 40 000 options sur des parts
Robert B. Hodgins[2][4][6] Calgary (Alberta) Canada Administrateur	M. Hodgins est homme d'affaires depuis novembre 2004. Auparavant, M. Hodgins a agi à titre de chef des finances de Pengrowth Corporation de 2002 à 2004. Auparavant, M. Hodgins a occupé le poste de vice-président et trésorier de Canadien Pacifique Limitée de 1998 à 2002 et de chef des finances de TransCanada Pipelines Limited de 1993 à 1998.	Le 2 mars 2005	2 000 parts de fiducie 60 000 options sur des parts

Nom de l'administrateur, lieu de résidence et poste au sein du commandité	Principales fonctions au cours des cinq dernières années	Administrateur depuis	Titres en propriété véritable ou sous contrôle[1]
Myron F. Kanik[2][5][6][7] Calgary (Alberta) Canada Administrateur	M. Kanik est président de Kanik and Associates Ltd., entreprise de conseils dans le secteur de l'énergie, depuis 1999. M. Kanik était président de l'Association canadienne de pipelines d'énergie de 1993 à 1999 et, auparavant, il a travaillé auprès du Department of Energy de l'Alberta, où il a occupé plusieurs postes, dont celui de sous-ministre.	Le 1er mai 2004 Administrateur d'AltaGas Services du 1er juin 2001 au 30 avril 2004	43 960 parts de fiducie 40 000 options sur des parts
David F. Mackie[2][5][6] Houston (Texas) É.-U. Administrateur	M. Mackie est expert-conseil et investisseur de capital de risque dans le secteur du gaz naturel aux États-Unis. M. Mackie permet au conseil d'administration de bénéficier de son expérience variée, qu'il a obtenue en occupant pendant plus de 32 ans divers postes de direction, principalement auprès d'El Paso Natural Gas Co. et de Transco Energy Co. M. Mackie dispose également d'une grande expérience en consultation auprès de bon nombre de sociétés importantes du secteur de l'énergie, notamment le projet de gazoduc de la Maritimes and Northeast Pipeline.	Le 1er mai 2004 Administrateur d'AltaGas Services du 12 janvier 1995 au 30 avril 2004	1 265 091 parts de fiducie 40 000 options sur des parts
M. Neil McCrank, c.r., ing.[2][3][6] Calgary (Alberta) Canada Administrateur	M. McCrank est conseiller juridique au bureau de Calgary de Borden Ladner Gervais s.r.l., s.e.n.c.r.l. M. McCrank était président du conseil du Energy and Utilities Board de l'Alberta de juillet 1998 jusqu'à sa retraite, le 31 mars 2007. Auparavant, M. McCrank a travaillé auprès du Department of Justice de l'Alberta, où il a occupé plusieurs postes, dont celui de sous-ministre de la Justice de 1989 à 1998. Il occupe actuellement le poste de président du conseil du Canadian Energy Research Institute et de l'Association canadienne des Congrès mondiaux du pétrole et il est expert-conseil pour tous les gouvernements provinciaux et territoriaux du Canada sur les questions de justice.	Le 10 décembre 2007	7 000 parts de fiducie 45 000 options sur des parts

Notes :

(1) Les parts de fiducie sous cette colonne comprennent tant les parts de fiducie que les parts échangeables dont chaque administrateur et membre de la direction est propriétaire véritable, directement ou indirectement, ou sur lesquelles il exerce un contrôle ou une emprise au 26 février 2010.
(2) Administrateur indépendant.
(3) Membre du comité de l'environnement, de la santé au travail et de la sécurité.
(4) Membre du comité de vérification.
(5) Membre du comité des ressources humaines et de la rémunération.
(6) Membre du comité de gouvernance.
(7) Administrateur principal.
(8) M. Daryl H. Gilbert, administrateur du commandité, est également administrateur de Globel Direct, inc. (« Globel ») depuis décembre 1998. Globel a fait l'objet d'interdictions d'opérations rendues par l'Alberta Securities Commission (la « ASC ») le 22 novembre 2002 et par la British Columbia Securities Commission (la « BCSC ») le 20 novembre 2002 pour avoir omis de déposer certains états financiers. Globel a déposé ces états financiers et les interdictions d'opérations ont été levées les 20 et 23 décembre 2002, respectivement. Le 12 juin 2007, Globel a reçu la protection de la Cour du banc de la Reine de l'Alberta contre ses créanciers en vertu de la *Loi sur les arrangements avec les créanciers des compagnies*. Cette protection a expiré le 7 décembre 2007, le contrôleur a été relevé de ses fonctions le 12 décembre 2007 et un administrateur-séquestre a été nommé. Sous réserve du règlement des questions liées à la liquidation de l'administration de la mise sous séquestre, l'administrateur-séquestre a été relevé de ses fonctions le 3 septembre 2008. Globel a cessé ses activités et s'est vue par conséquent imposer des interdictions d'opérations rendues par l'ASC le 24 septembre 2008 et par la BCSC le 30 septembre 2008 pour avoir omis de déposer certains documents du dossier d'information.
(9) Étant donné que M. Cornhill fait partie des membres de la direction du commandité, il n'est pas considéré comme administrateur indépendant.

Nom du membre de la direction, lieu de résidence et poste au sein du commandité	Principales fonctions au cours des cinq dernières années	Administrateur depuis	Titres en propriété véritable ou sous contrôle[1]
David W. Cornhill Calgary (Alberta) Canada Président et chef de la direction	Président du conseil et chef de la direction depuis 2004. Président du conseil et chef de la direction d'AltaGas Services de 1994 à 2004.	Le 26 mars 2004	1 128 479 parts de fiducie 325 000 options sur des parts
Richard M. Alexander Calgary (Alberta) Canada Président et chef de l'exploitation	Président et chef de l'exploitation depuis janvier 2008. Vice-président directeur, chef de l'exploitation et chef des finances de janvier 2007 à janvier 2008. Premier vice-président, Finances et chef des finances de mai 2006 à janvier 2007. Vice-président, Finances et chef des finances de Niko Resources Ltd. d'octobre 2003 à avril 2006. Vice-président, Relations avec les investisseurs et communications de Husky Energy Inc. de juillet 2001 à septembre 2003. Trésorier de Husky Energy Inc. d'août 2000 à juillet 2001.	Le 1er mai 2006	82 665 parts de fiducie 225 000 options sur des parts
Dennis A. Dawson Calgary (Alberta) Canada Vice-président, chef du contentieux et secrétaire général	Depuis 2005, vice-président, chef du contentieux et secrétaire général. Vice-président, chef du contentieux et secrétaire général d'AltaGas Ltd. depuis le 1er mai 2004. Vice-président, chef du contentieux et secrétaire général d'AltaGas Services depuis 1998.	Le 16 mars 2005	95 561 parts de fiducie 45 000 options sur des parts
Deborah S. Stein Calgary (Alberta) Canada Vice-présidente, Finances et chef des finances	Vice-présidente, Finances et chef des finances depuis janvier 2008. Vice-présidente, Finances de janvier 2007 à janvier 2008. Vice-présidente, contrôleuse d'octobre 2005 à janvier 2007. Vice-présidente, Risques généraux de janvier à octobre 2005. Directrice, Relations avec les investisseurs, TransCanada PipeLines Limited de 2001 à 2005.	Le 21 janvier 2008	11 907 parts de fiducie 55 000 options sur des parts
David R. Wright Vice-président directeur, Stratégie et expansion des affaires	Vice-président directeur, Stratégie et expansion des affaires depuis janvier 2008. Vice-président directeur de janvier 2007 à janvier 2008. Conseiller de direction de 2005 à janvier 2007. Vice-président directeur, chef du contentieux et secrétaire général d'EPCOR Utilities Inc. de 2001 à 2005. Auparavant, associé chez Borden Ladner Gervais s.r.l., S.E.N.C.R.L. et Howard Mackie.	Le 16 janvier 2007	26 697 parts de fiducie 92 500 options sur des parts

Note :

(1) Les parts de fiducie sous cette colonne comprennent tant les parts de fiducie que les parts échangeables dont chaque administrateur et membre de la direction est propriétaire véritable, directement ou indirectement, ou sur lesquelles il exerce un contrôle ou une emprise au 26 février 2010.

Au 26 février 2010, les administrateurs et membres de la direction du commandité et d'AltaGas Ltd., en tant que groupe, avaient la propriété véritable, directement ou indirectement, ou le contrôle de 2 715 465 parts de fiducie et parts échangeables en circulation, soit environ 3,36 % des parts de fiducie et parts échangeables en circulation. Au 26 février 2010, certains des administrateurs et membres de la direction s'étaient également vu octroyer des options sur des parts permettant d'acquérir globalement 1 112 500 parts de fiducie.

Mandat du comité de vérification

Voir le mandat du comité de vérification à l'annexe A.

Composition du comité de vérification

Le comité est actuellement composé d'Allan L. Edgeworth, Daryl H. Gilbert, Hugh A. Fergusson et Robert B. Hodgins. Robert B. Hodgins est le président du comité. Tous les membres du comité sont indépendants et possèdent des compétences financières au sens des lois canadiennes en valeurs mobilières.

Formation et expérience pertinentes

Allan L. Edgeworth est président d'ALE Energy Inc. depuis janvier 2005. M. Edgeworth a été président et chef de la direction d'Alliance Pipeline de 2001 à décembre 2004. Il s'est joint à Alliance Pipeline en 1998 à titre de vice-président directeur et de chef de l'exploitation. Auparavant, M. Edgeworth a passé près de 20 ans au sein de Westcoast Energy, où il a occupé divers postes, y compris ceux de vice-président, Exploitation des pipelines et de premier vice-président, Affaires réglementaires.

Hugh A. Fergusson est président d'Argyle Resources Inc., organisation privée de consultation en énergie, depuis 2004. Il a travaillé pendant plus de 25 ans pour Dow Chemical Company, société internationale dans le domaine de la chimie. Avant sa retraite de Dow Chemical Company en 2004, M. Fergusson était vice-président, Hydrocarbures et énergie.

Daryl H. Gilbert est homme d'affaires depuis janvier 2005. Avant 2005, M. Gilbert a passé 26 ans chez Gilbert Laustsen Jung Associates Ltd., entreprise de génie des réservoirs, où le dernier poste qu'il a occupé a été celui de président et chef de la direction pendant 11 ans.

Robert B. Hodgins est homme d'affaires indépendant depuis novembre 2004. Auparavant, il a été chef des finances de Pengrowth Energy Trust de 2002 à 2004. Il a été vice-président et trésorier de Canadien Pacifique Limitée de 1998 à 2002 et chef des finances de TransCanada Pipelines Limited de 1993 à 1998. M. Hodgins est titulaire d'un baccalauréat spécialisé en affaires de la Richard Ivey School of Business à l'Université de Western Ontario. Il est comptable agréé en Ontario et en Alberta.

Politiques et procédures d'approbation préalable

Comme il est prévu dans la charte du comité, le comité doit approuver préalablement tous les services non liés à la vérification fournis par les vérificateurs externes et est directement responsable de la surveillance des travaux des vérificateurs externes.

Honoraires pour les services des vérificateurs externes (ventilés par catégorie)

Les honoraires facturés par Ernst & Young s.r.l. (« E&Y »), vérificateurs externes de la Fiducie, pour 2008 et 2009 sont les suivants :

Catégorie d'honoraires pour les services des vérificateurs externes	2009	2008
Honoraires de vérification	1 075 936 $	721 392 $
Honoraires pour services liés à la vérification [1]	- $	52 907 $
Honoraires pour services fiscaux [2]	11 708 $	- $
Autres honoraires [3]	287 670 $	369 539 $
TOTAL	1 375 313 $	1 143 838 $

Notes :

(1) Représente le total des honoraires facturés par E&Y pour les services de certification et services connexes qui étaient raisonnablement liés à l'exécution de la vérification ou à l'examen des états financiers de la Fiducie et n'étaient pas compris dans les « honoraires de vérification ». Il s'agissait de conseils comptables.

(2) Représente le total des honoraires facturés par E&Y pour les services professionnels en matière de conformité fiscale, les conseils fiscaux et la planification fiscale. Il s'agissait de services fiscaux et de planification fiscale.

(3) Représente le total des honoraires facturés par E&Y pour les produits et services autres que les services susmentionnés à l'égard des autres catégories d'honoraires de services. Il s'agissait de services de traduction et d'honoraires non liés à la vérification et à la fiscalité.

CONVENTION UNANIME DES ACTIONNAIRES

Aux termes de la convention unanime des actionnaires, le commandité s'est vu conférer les pouvoirs des administrateurs d'AltaGas Ltd. pour gérer ou superviser la gestion des affaires commerciales et internes d'AltaGas Ltd., notamment à l'égard des questions suivantes :

a) la nomination des membres du conseil d'administration d'AltaGas Ltd., au gré du conseil d'administration;

b) la nomination, les mandats et la rémunération des membres de la direction d'AltaGas Ltd.

ALTAGAS LTD.

AltaGas Ltd. est la société issue de la fusion d'ASI, de certaines de ses filiales et d'un actionnaire exerçant un choix aux termes de l'arrangement. À la suite de la fusion, AltaGas Ltd. est directement ou indirectement propriétaire de la totalité des actifs dont ASI était directement ou indirectement propriétaire avant le transfert des activités d'ASI à la Fiducie. AltaGas Ltd. a conservé certains éléments de passif d'ASI, y compris les obligations relatives aux questions générales et à l'impôt sur le revenu.

Conformément à la convention d'administration, AltaGas Ltd. fournit tous les services de gestion, d'administration et d'exploitation à la Fiducie. Au 31 décembre 2009, AltaGas Ltd. et ses filiales comptaient au total 859 salariés.

ADMINISTRATEURS ET MEMBRES DE LA DIRECTION

Les nom, municipalité de résidence et poste de chacun des membres de la haute direction actuels d'AltaGas Ltd. sont indiqués ci-après :

Nom du membre de la direction, lieu de résidence et poste au sein d'AltaGas Ltd.	Principales fonctions au cours des cinq dernières années
David W. Cornhill Calgary (Alberta) Canada Président du conseil, chef de la direction et administrateur	Président du conseil et chef de la direction depuis 2004. Président du conseil et chef de la direction d'AltaGas Services de 1994 à 2004.
Richard M. Alexander Calgary (Alberta) Canada Président, chef de l'exploitation et administrateur	Président et chef de l'exploitation depuis janvier 2008. Vice-président directeur, chef de l'exploitation et chef des finances de janvier 2007 à janvier 2008. Premier vice-président, Finances et chef des finances de mai 2006 à janvier 2007. Vice-président, Finances et chef des finances de Niko Resources Ltd. d'octobre 2003 à avril 2006. Vice-président, Relations avec les investisseurs et communications de Husky Energy Inc. de juillet 2001 à septembre 2003. Trésorier de Husky Energy Inc. d'août 2000 à juillet 2001.
Gregory A. Aarssen Chatham (Ontario) Canada Vice-président, Affaires de l'entreprise	Vice-président, Affaires de l'entreprise depuis janvier 2008. Vice-président de division, Gestion de l'énergie de janvier 2007 à janvier 2008. Vice-président, Services de détail de PremStar d'octobre 2004 à janvier 2007. Vice-président de PremStar Energy Canada Ltd. de janvier 1998 à octobre 2004.
Nancy A. Anderson Calgary (Alberta) Canada Vice-présidente, Énergie renouvelable – Énergie éolienne	Vice-présidente, Énergie renouvelable – Énergie éolienne depuis décembre 2008. Auparavant, vice-présidente, Expansion des affaires depuis juin 2005. Vice-présidente de division, Services d'électricité de 2002 à 2005. Première vice-présidente, El Paso Merchant Energy Canada de 1999 à 2001.
Jeremy R. Baines Calgary (Alberta) Canada Vice-président trésorier	Vice-président trésorier depuis septembre 2009. Trésorier de juillet 2005 à août 2009. Directeur, Finances, Agrium Inc. de 2002 à 2005. Directeur trésorier, Agrium Inc. de 1999 à 2002.
James B. Bracken Calgary (Alberta) Canada Premier vice-président, Projets importants	Premier vice-président, Projets importants depuis juin 2007. Premier vice-président, Services énergétiques et électricité de mars 2006 à juin 2007. Premier vice-président, Services énergétiques de juin 2005 à mars 2006. Vice-président de division, Services gaziers de 2004 à 2005. Directeur général, Services conseils d'Acres Management Consulting de 2002 à 2004. Membre de la direction auprès de PA Consulting Group de 2000 à 2001.

Nom du membre de la direction, lieu de résidence et poste au sein d'AltaGas Ltd.	Principales fonctions au cours des cinq dernières années
Douglas H. Brown Bellingham (Washington) États-Unis Vice-président de division, Énergie renouvelable – Énergie hydroélectrique	Vice-président de division, Énergie renouvelable – Énergie hydroélectrique depuis juillet 2008. Auparavant, vice-président, Expansion des affaires de NovaGold Resources Inc. depuis juin 2003.
Dennis A. Dawson Calgary (Alberta) Canada Vice-président, chef du contentieux et secrétaire général et administrateur	Vice-président, chef du contentieux et secrétaire général depuis 1998.
Massimiliano Fantuz Chatham (Ontario) Canada Vice-président directeur	Vice-président directeur depuis janvier 2008. Vice-président de janvier 2007 à janvier 2008. Vice-président de division, Services gaziers de 2005 à janvier 2007. Président de PremStar Energy Canada Limited Partnership depuis 2004. Président de PremStar Energy Canada Ltd. de 1998 à 2004.
Michael J. Kilby Chatham (Ontario) Canada Vice-président de division, Services gaziers	Vice-président de division, Services gaziers depuis janvier 2007. Vice-président, Exploitation de PremStar d'octobre 2004 à janvier 2007. Vice-président, Marketing et exploitation de PremStar Energy Canada Ltd. de février 1998 à octobre 2004.
Bradley G.H. Mattson Calgary (Alberta) Canada Vice-président et contrôleur	Vice-président et contrôleur depuis janvier 2008. Auparavant, chef des finances de Taylor Gas Liquids Ltd.
Marilyn A. Pfaefflin Calgary (Alberta) Canada Vice-présidente de division, Transport	Vice-présidente de division, Transport depuis juin 2005. Trésorière de 1998 à juin 2005.
Deborah S. Stein Calgary (Alberta) Canada Vice-présidente, Finances et chef des finances	Vice-présidente, Finances et chef des finances depuis janvier 2008. Vice-présidente, Finances de janvier 2007 à janvier 2008. Vice-présidente, contrôleuse d'octobre 2005 à janvier 2007. Vice-présidente, Risques généraux de janvier à octobre 2005. Directrice, Relations avec les investisseurs, TransCanada PipeLines Limited de 2001 à 2005.
Kent E. Stout Calgary (Alberta) Canada Vice-président, Ressources générales	Vice-président, Ressources générales depuis 2002. Directeur des ressources humaines de 1999 à 2002.
Randy W. Toone Calgary (Alberta) Canada Vice-président de division, Collecte et traitement sur place et services énergétiques	Vice-président de division, Collecte et traitement sur place et services énergétiques depuis octobre 2009. Vice-président de division, Collecte et traitement sur place depuis février 2009. Vice-président de division, Extraction et transport de janvier 2007 à février 2009. Directeur de l'exploitation, Extraction et traitement de novembre 2004 à janvier 2007. Ingénieur principal, Exploitation de novembre 2003 à novembre 2004. Ingénieur d'usine de Williams Energy Canada de janvier 2002 à novembre 2003.
David R. Tulk Calgary (Alberta) Canada Vice-président de division, Extraction et transport	Vice-président de division, Extraction et transport depuis novembre 2009. Vice-président des LGN de NOVA Chemicals de 2006 à août 2009. M. Tulk a été pendant 27 ans à l'emploi du groupe de sociétés NOVA où il a occupé diverses fonctions dans les domaines du commerce, de l'expansion de l'entreprise et du génie.
David R. Wright Calgary (Alberta) Canada Vice-président directeur, Stratégie et expansion des affaires et administrateur	Vice-président directeur, Stratégie et expansion des affaires depuis janvier 2008. Vice-président directeur de janvier 2007 à janvier 2008. Conseiller de direction de 2005 à janvier 2007. Vice-président directeur, chef du contentieux et secrétaire général d'EPCOR Utilities Inc. de 2001 à 2005. Auparavant, associé chez Borden Ladner Gervais s.r.l., S.E.N.C.R.L. et Howard Mackie.

FACTEURS DE RISQUE

RISQUES LIÉS À LA FIDUCIE ET AUX PARTS DE LA FIDUCIE

Le porteur de titres devrait examiner attentivement les facteurs de risque décrits ci-après. De plus, les porteurs de titres éventuels devraient examiner et analyser attentivement tous les autres renseignements contenus dans la présente notice annuelle avant de prendre une décision d'investissement et consulter leurs propres experts au besoin.

Marchés des capitaux

En raison de la faiblesse de l'économie à l'échelle mondiale, la Fiducie n'aura qu'un accès limité aux capitaux et devra débourser plus de frais d'emprunt. Bien que les activités et la base d'actifs de la Fiducie n'aient pas changé de façon considérable, la capacité de prêt de toutes les institutions financières a diminué et les primes de risque ont augmenté. Puisque les dépenses en immobilisations futures de la Fiducie seront prélevées des liquidités produites par les activités, les emprunts et les ventes éventuelles de titres, la capacité de la Fiducie de les payer dépend, entre autres, de l'état général des marchés des capitaux et de l'intérêt des investisseurs pour les placements dans le secteur de l'énergie et pour les titres de la Fiducie en particulier.

Si les sources externes de capitaux deviennent limitées ou ne sont plus disponibles à des conditions abordables, la capacité de la Fiducie de placer des capitaux et de maintenir ses actifs existants pourrait en être touchée défavorablement, ce qui pourrait du même coup nuire considérablement à ses actifs, ses passifs, ses activités, sa situation financière, ses résultats d'exploitation et ses distributions.

En fonction des fonds actuellement disponibles et des entrées attendues tirées des activités, la Fiducie croit qu'elle dispose de fonds suffisants pour financer ses dépenses en immobilisations prévues. Toutefois, si les flux de trésorerie tirés des activités sont inférieurs aux prévisions, que les coûts de ces projets dépassent les estimations actuelles ou que la Fiducie doit payer d'importantes dépenses imprévues liées à l'aménagement ou à la maintenance de ses actifs existants, elle pourrait devoir rechercher des capitaux supplémentaires pour maintenir ses dépenses en immobilisation aux niveaux prévus. Si la Fiducie n'obtient pas le financement nécessaire pour ses projets de dépenses en immobilisation, son programme de capitaux pourrait être retardé ou ses distributions pourraient être réduites.

Nature des parts de fiducie

Les parts de fiducie ne constituent pas un placement traditionnel dans le secteur des services énergétiques diversifiés et ne devraient pas être considérées par les porteurs de titres comme des actions d'AltaGas. Les parts de fiducie représentent une participation fractionnaire dans la Fiducie. En tant que porteurs de parts de fiducie, les porteurs de parts ne pourront se prévaloir des droits reconnus par la loi qui découlent normalement de la propriété d'actions d'une société, notamment, le droit d'intenter des actions pour « abus » ou des actions « indirectes ». Les seuls actifs de la Fiducie seront les actions du commandité, les parts du Holding Trust, les billets du Holding Trust et d'autres placements dans des titres.

Les distributions d'encaisse de la Fiducie ne sont pas garanties, et le prix des parts de fiducie est tributaire des distributions prévues, des actifs sous-jacents de la Fiducie et de la capacité de la direction d'accroître la valeur à long terme d'AltaGas et d'autres entités qui sont ou seront détenues directement ou indirectement en propriété par la Fiducie. Le cours des parts de fiducie sera sensible à de nombreuses conditions du marché, notamment aux taux d'intérêt, aux tarifs de l'électricité et aux prix du gaz naturel et des LGN. Les fluctuations des conditions du marché pourraient avoir une incidence défavorable sur le cours des parts de fiducie.

Les parts de fiducie ne constituent pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* (Canada) et ne sont pas assurées en vertu des dispositions de cette loi ou de toute autre législation. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est pas inscrite en vertu d'une loi sur les sociétés de fiducie et de prêt étant donné qu'elle n'exerce pas ni ne prévoit exercer les activités d'une société de fiducie.

Ventes éventuelles de parts de fiducie supplémentaires

La Fiducie peut éventuellement émettre des parts de fiducie supplémentaires pour financer directement ou indirectement les dépenses en immobilisations d'entités qui sont ou seront détenues directement ou indirectement par la Fiducie, notamment pour financer des acquisitions faites par ces entités. Ces parts de fiducie supplémentaires peuvent être émises sans l'approbation préalable des porteurs de parts. Les porteurs de parts n'auront aucun droit préférentiel de souscription relativement à ces émissions de parts de fiducie supplémentaires. Le conseil d'administration possède un pouvoir discrétionnaire relativement au prix et aux autres conditions d'émission de ces parts de fiducie supplémentaires.

Nature des distributions

Contrairement aux versements d'intérêts sur un titre qui porte intérêt, les distributions d'encaisse faites par des fiducies de revenu sur des parts de fiducie (y compris celles de la Fiducie) sont, aux fins de l'impôt canadien, composées de différents types de versements (dont des parties peuvent être partiellement ou entièrement imposables ou peuvent constituer des remboursements de capital non imposables). La composition de ces distributions d'encaisse aux fins de l'impôt peut changer au fil du temps, ce qui aura une incidence sur le rendement après impôt pour les porteurs de parts. Par conséquent, le taux de rendement d'un porteur de parts au cours d'une période donnée peut ne pas être comparable à celui d'un titre à revenu fixe qui fournit un rendement du capital au cours de la même période, ceci étant dû au fait que le porteur de parts peut recevoir des distributions d'encaisse qui constituent un remboursement de capital (plutôt qu'un rendement du capital) dans une certaine mesure au cours de la période pertinente. Sous réserve des règles relatives aux EIPD (définies et décrites ci-après), les rendements du capital sont généralement traités aux fins de l'impôt comme du revenu ordinaire ou des dividendes entre les mains du porteur de parts alors que les remboursements de capital sont généralement non imposables pour un porteur de parts (mais réduisent le prix de base rajusté de la part de fiducie aux fins de l'impôt pour le porteur de parts). La Fiducie s'attend à ce qu'avant le 1er janvier 2011, la quasi-totalité des distributions d'encaisse faites aux porteurs de parts soient imposées comme un revenu ordinaire. Voir « Déclaration de fiducie et description des parts – Distributions ». Les porteurs de parts devraient consulter leurs conseillers fiscaux pour connaître les incidences de la distinction faite ci-dessus quant à leur situation particulière.

Fluctuation des distributions

Les fonds provenant de l'exploitation disponibles aux fins de distribution aux porteurs de parts sont tributaires d'un certain nombre de facteurs, notamment du rendement financier d'AltaGas, de l'incidence des taux d'intérêt, des tarifs de l'électricité, du gaz et des LGN, des clauses restrictives de contrats de prêt et de titres d'emprunt, des besoins du fonds de roulement et des besoins en capitaux futurs. Les distributions pourraient être réduites ou entièrement interrompues selon les activités d'AltaGas et le rendement de ses actifs.

Le cours des parts de fiducie pourrait subir une baisse importante si la Fiducie n'était pas en mesure d'atteindre ses objectifs en matière de distributions en espèces dans l'avenir.

Modifications de la législation

La législation environnementale et la législation applicable en matière d'exploitation peuvent être modifiées d'une manière qui aurait une incidence défavorable pour AltaGas par suite de l'imposition de restrictions à ses activités commerciales ou de l'introduction de règlements qui augmentent les frais d'exploitation d'AltaGas, ce qui toucherait indirectement la Fiducie et pourrait réduire les distributions aux porteurs de parts.

Les lois de l'impôt sur le revenu applicables à la Fiducie, notamment en ce qui concerne le statut des fiducies de fonds commun de placement, pourraient être modifiées d'une manière qui aurait une incidence défavorable pour les porteurs de parts.

Modifications apportées par le gouvernement fédéral à l'imposition des fiducies de revenu

Le 31 octobre 2006, le ministre des Finances (Canada) (le « Ministre ») a annoncé des modifications proposées à l'imposition de certaines fiducies et sociétés de personnes cotées en bourse et de leurs porteurs de parts. Ces modifications (les « règles relatives aux EIPD ») ont été adoptées et sont entrées en vigueur le 22 juin 2007. Des modifications techniques aux règles relatives aux EIPD ont été annoncées ultérieurement et sont entrées en vigueur le 12 mars 2009. Les règles relatives aux EIPD s'appliquent, dans le cas des fiducies, aux fiducies qui sont des résidents du Canada pour l'application de la LIR, qui détiennent un ou plusieurs « biens hors portefeuille » et dont les parts sont inscrites à la cote d'une bourse ou sur un autre marché public (les « entités intermédiaires de placement déterminées » ou les « fiducies EIPD »). Dans le cas d'une fiducie EIPD dont les parts étaient cotées en bourse au 31 octobre 2006, comme la Fiducie, les règles relatives aux EIPD ne produiront pas leurs effets avant le 1er janvier 2011, à condition que la fiducie ne connaisse qu'une « croissance normale » auparavant. Le Ministre a publié, le 15 décembre 2006, des précisions (les « précisions ») sur ce qui serait considéré comme une « croissance normale » à cette fin, précisions qui dans les faits ont été intégrées par renvoi à la LIR lorsque les règles relatives aux EIPD ont été adoptées.

Aux termes des règles relatives aux EIPD, la Fiducie, dans sa structure actuelle, deviendra assujettie, à compter du 1er janvier 2011, à un impôt sur son revenu provenant de biens hors portefeuille et sur ses gains en capital imposables provenant de dispositions de biens hors portefeuille, payés ou payables aux porteurs de parts, au taux correspondant au taux d'imposition fédéral sur le revenu des sociétés alors en vigueur (actuellement de 16,5 % pour 2011 et de 15 % pour 2012 et les années subséquentes), majoré d'un montant supplémentaire au titre de l'impôt provincial, qui sera calculé selon le taux d'imposition provincial général sur le revenu des sociétés de chaque province dans laquelle la

Fiducie a un établissement permanent. Les distributions de ce revenu aux porteurs de parts seraient considérées comme des dividendes versés par une société canadienne imposable. Les parts de fiducie du Holding Trust et les billets du Holding Trust constituent des « biens hors portefeuille » de la Fiducie aux termes des règles relatives aux EIPD, ce qui fait en sorte que la quasi-totalité du revenu de la Fiducie serait assujettie au nouveau taux d'imposition et que les distributions de ce revenu par la Fiducie à ses porteurs de parts seraient considérées comme des dividendes admissibles versés par une société canadienne imposable. Les remboursements de capital versés par la Fiducie à ses porteurs de parts ne seraient pas touchés par les règles relatives aux EIPD et continueraient d'être imposés de la même manière qu'à l'heure actuelle.

La Fiducie ne devrait pas être assujettie aux règles relatives aux EIPD avant 2011. Toutefois, lorsqu'elle le sera, les règles relatives aux EIPD devraient avoir des incidences fiscales défavorables pour la Fiducie et certains porteurs de parts (en particulier les porteurs de parts exonérés d'impôt ou non-résidents du Canada) et pourraient toucher les distributions d'encaisse de la Fiducie.

À la lumière de ce qui précède, les règles relatives aux EIPD pourraient réduire la valeur des parts, ce qui devrait augmenter les coûts pour la Fiducie liés à l'obtention de capitaux sur les marchés financiers publics. Même si des modifications techniques qui facilitent la conversion d'une fiducie EIPD en société ont été adoptées et sont entrées en vigueur le 12 mars 2009, rien ne garantit que la Fiducie pourra réorganiser ses structures juridique et fiscale pour réduire considérablement l'effet prévu des règles relatives aux EIPD.

Comme il a été mentionné précédemment, la Fiducie pourrait devenir assujettie aux règles relatives aux EIPD avant 2011 si elle devait connaître une croissance autre qu'une « croissance normale » auparavant. Aux termes des précisions, la Fiducie sera considérée comme n'avoir connu qu'une croissance normale si ses émissions de nouveaux capitaux propres (qui, à cette fin, comprennent des parts de fiducie et des dettes convertibles en parts de fiducie, mais non les dettes non convertibles) n'excèdent pas une zone sûre établie par rapport à la capitalisation boursière de la Fiducie à la clôture des marchés le 31 octobre 2006 (établie uniquement en fonction de la valeur des parts de fiducie de la Fiducie transigées publiquement qui sont émises et en circulation à cette date). La capitalisation boursière de la Fiducie au 31 octobre 2006 se chiffrait à quelque 1,5 milliard de dollars. Avant les révisions apportées aux précisions annoncées le 4 décembre 2008, les périodes intermédiaires et leurs sommes respectives correspondant à la zone sûre étaient les suivantes :

a) du 1er novembre 2006 au 31 décembre 2007 – 40 % de la capitalisation boursière de la Fiducie au 31 octobre 2006;

b) du 1er janvier 2008 au 31 décembre 2008 – 20 % de la capitalisation boursière de la Fiducie au 31 octobre 2006;

c) du 1er janvier 2009 au 31 décembre 2009 – 20 % de la capitalisation boursière de la Fiducie au 31 octobre 2006;

d) du 1er janvier 2010 au 31 décembre 2010 – 20 % de la capitalisation boursière de la Fiducie au 31 octobre 2006.

Le 4 décembre 2008, le Ministre a annoncé des changements aux précisions permettant à une fiducie EIPD d'accélérer l'utilisation du montant annuel de croissance auquel elle a droit pour 2009 et 2010 pour qu'il soit disponible à compter du 4 décembre 2008. Ce changement n'a aucune incidence sur la croissance maximale autorisée d'une fiducie EIPD, mais il lui permet d'utiliser la part de croissance restante au 4 décembre 2008 dans une seule année, plutôt que de l'étaler sur les années 2009 et 2010.

Bien que ces précisions n'auront probablement aucune incidence sur la capacité de la Fiducie à obtenir les capitaux nécessaires pour maintenir et faire croître ses activités actuelles dans le cours normal des activités pendant la période intermédiaire, elles pourraient avoir une incidence défavorable sur les coûts de l'obtention de capitaux et la capacité de la Fiducie d'entreprendre d'autres acquisitions importantes.

Perte du statut de fiducie de fonds commun de placement

Le commandité a l'intention que la Fiducie demeure admissible comme fiducie de fonds commun de placement (et, par conséquent, comme placement enregistré) aux fins de la LIR. La Fiducie pourrait toutefois ne pas toujours être en mesure de satisfaire aux exigences futures applicables au maintien du statut de fiducie de fonds commun de placement. Voir « Modifications de la législation » ci-dessus. Si le statut de la Fiducie comme fiducie de fonds commun de placement était perdu ou contesté avec succès par une autorité fiscale compétente, cela pourrait avoir certaines

incidences défavorables pour la Fiducie et pour les porteurs de parts. Certaines des incidences importantes de la perte du statut de fiducie de fonds commun de placement sont décrites ci-après.

a) Si la Fiducie devait cesser d'être une fiducie de fonds commun de placement, elle pourrait de ce fait cesser d'être un placement enregistré. Dans ce cas, à moins que les parts de fiducie continuent d'être inscrites à une bourse de valeurs désignée (ce qui comprend la TSX), les parts de fiducie cesseraient d'être des placements admissibles pour des régimes exonérés à compter du 1er janvier de la deuxième année civile qui suit l'année au cours de laquelle la Fiducie cesse d'être un placement enregistré. Si à la fin d'un mois un régime exonéré (autre qu'un régime enregistré d'épargne-invalidité ou un compte d'épargne libre d'impôt) détient des parts de fiducie qui ne sont pas des placements admissibles, le régime doit payer un impôt correspondant à 1 % de la juste valeur marchande des parts de fiducie au moment de leur acquisition par le régime exonéré. Un régime enregistré d'épargne-retraite, un fonds enregistré de revenu de retraite ou un compte d'épargne libre d'impôt détenant des parts de fiducie qui ne sont pas des placements admissibles serait assujetti à l'impôt sur le revenu attribuable aux parts de fiducie, y compris le plein montant de tout gain en capital découlant de la disposition de ces parts. Si un régime enregistré d'épargne-invalidité ou un régime d'épargne libre d'impôt détient des parts de fiducie qui deviennent des placements non admissibles, le titulaire du régime enregistré d'épargne-invalidité ou du régime d'épargne libre d'impôt, selon le cas, devra payer un impôt spécial correspondant à 50 % de la juste valeur marchande des parts de fiducie au moment où elles sont devenues des placements non admissibles. Si un régime enregistré d'épargne-études détient des parts qui ne sont pas des placements admissibles, il pourrait voir son agrément révoqué par l'Agence du revenu du Canada.

b) Les parts détenues par des porteurs de parts non résidents deviendraient immédiatement des biens canadiens imposables. Les porteurs de parts non résidents seraient assujettis à l'impôt canadien sur le revenu et aux obligations de déclaration de gains réalisés à la disposition de parts qu'ils détiennent.

c) La Fiducie serait imposée sur certains types de revenus distribués aux porteurs de parts (autrement qu'aux termes des règles relatives aux EIPD). Le paiement de cet impôt pourrait avoir des incidences défavorables pour certains porteurs de parts, notamment les porteurs de parts qui ne sont pas résidents du Canada et les résidents du Canada qui sont par ailleurs dispensés de l'impôt canadien sur le revenu.

d) La Fiducie cesserait d'être admissible aux mécanismes de remboursement des gains en capital dont elle peut se prévaloir en vertu des lois de l'impôt canadien si elle cessait d'être une fiducie de fonds commun de placement.

e) La Fiducie ne serait plus exonérée de l'application des dispositions relatives à l'impôt minimum de remplacement de la LIR.

De plus, la Fiducie pourrait prendre certaines mesures à l'avenir si elle le juge nécessaire pour veiller à conserver son statut de fiducie de fonds commun de placement. Ces mesures pourraient être défavorables pour certains porteurs de parts, notamment les non-résidents. Voir « Risques liés au niveau de propriété étrangère » ci-après.

Risques liés au niveau de propriété étrangère

La déclaration de fiducie renferme diverses dispositions destinées à protéger le statut de la Fiducie comme « fiducie de fonds commun de placement » en vertu de la LIR laquelle exige, entre autres, qu'une fiducie de fonds commun de placement ne soit pas établie ni maintenue principalement à l'avantage de non-résidents. Rien n'indique que le statut de fiducie de fonds commun de placement de la Fiducie soit actuellement en péril. Si à l'avenir le commandité considère qu'un tel risque existe, il est habilité à prendre diverses mesures aux termes de la déclaration de fiducie, et notamment à exiger des porteurs de parts qu'il croit être des non-résidents qu'ils vendent leurs parts de fiducie, mesure qui pourrait avoir un effet défavorable sur le cours des parts de fiducie. En outre, rien ne garantit que la LIR ne sera pas modifiée à l'avenir d'une manière qui aurait un effet défavorable important sur le statut de fiducie de fonds commun de placement de la Fiducie.

Distribution des billets du Holding Trust ou d'autres titres au moment du rachat ou de la dissolution de la Fiducie

On s'attend à ce que le droit de rachat ne soit pas le principal mécanisme dont les porteurs de parts de fiducie pourront se prévaloir pour liquider leur placement. Les billets du Holding Trust pouvant être reçus par suite du rachat de parts de

fiducie ne seront pas inscrits à la cote d'une bourse et aucun marché ne devrait se former pour la négociation de ces titres. En outre, il est possible que des restrictions relatives à la revente de titres soient imposées en vertu des lois applicables aux personnes qui reçoivent des billets du Holding Trust aux termes du droit de rachat. Les billets du Holding Trust ne seront pas des placements admissibles pour des régimes exonérés. Au moment de la dissolution de la Fiducie, le fiduciaire peut distribuer des titres directement aux porteurs de parts, sous réserve de l'obtention de toutes les approbations réglementaires nécessaires. Les billets du Holding Trust ne seront pas garantis par une autre partie, et les dispositions de la convention relative aux billets du Holding Trust régissant les cas de défaut et les recours dont on peut se prévaloir aux termes de cette convention ne fourniront pas une protection aux porteurs de billets du Holding Trust qui serait comparable à celle prévue dans les dispositions généralement applicables aux titres de créance émis dans le public.

Service de la dette

La Fiducie ou les membres de son groupe peuvent de temps à autre financer une partie importante de leurs activités par des emprunts. Les montants versés à l'égard de l'intérêt et du capital sur les emprunts contractés par ces entités pourraient nuire à leur capacité de s'acquitter d'obligations aux termes des dettes détenues directement ou indirectement par la Fiducie. Les fluctuations des taux d'intérêt et des remboursements de capital prévus pourraient avoir pour effet de modifier de façon importante le montant devant être affecté au service de la dette. En bout de ligne, cette situation pourrait entraîner une baisse de l'encaisse distribuable de la Fiducie et pourrait réduire les distributions aux porteurs de parts.

Les prêts consentis à la Fiducie ou aux membres de son groupe sont subordonnés aux clauses restrictives et aux critères financiers usuels pouvant, dans certaines circonstances, restreindre la capacité de la Fiducie de verser des distributions aux porteurs de parts ou la capacité d'AltaGas de verser des distributions à AltaGas LP2 et en bout de ligne aux porteurs de parts.

Subordination structurelle et contractuelle

En cas de faillite, de liquidation ou de réorganisation d'AltaGas LP1, d'AltaGas ou d'AltaGas Operating Partnership, les porteurs de leurs dettes et comptes fournisseurs respectifs auront généralement droit au paiement de leurs créances sur l'actif d'AltaGas ou d'AltaGas Operating Partnership, selon le cas, avant que des actifs soient disponibles à des fins de distribution à la Fiducie. Les parts de fiducie sont donc en fait de rang inférieur aux dettes et à la plupart des autres éléments de passif (y compris les comptes fournisseurs) d'AltaGas, d'AltaGas LP1 et d'AltaGas Operating Partnership. Ni AltaGas ni AltaGas Operating Partnership n'est limitée quant à sa capacité (si ce n'est aux termes des clauses restrictives stipulées dans les conventions d'emprunt) de contracter des dettes garanties ou non garanties.

AltaGas distribue une tranche considérable de ses rentrées de fonds à AltaGas LP2 aux termes d'un contrat de prêt portant intérêt. Les paiements effectués par AltaGas aux termes de ce contrat de prêt sont expressément subordonnés au paiement préalable intégral de toutes les dettes d'AltaGas envers des tiers. En cas de défaut en vertu de certaines dettes, AltaGas peut être empêchée de distribuer des espèces à AltaGas LP2, ce qui réduirait en bout de ligne l'encaisse disponible à des fins de distribution aux porteurs de parts.

Risque lié au refinancement

Toutes les facilités de crédit comportent une date d'échéance à laquelle, si elles n'ont pas été remplacées, prolongées ou renouvelées, les sommes dues doivent être remboursées intégralement. Si une des facilités de crédit n'est pas remplacée ou prolongée avant sa date d'échéance ou n'est pas remplacée, prolongée ou renouvelée pour un montant semblable ou à des conditions comparables, la capacité de la Fiducie de financer ses activités en cours et de verser des distributions d'encaisse pourrait en être touchée défavorablement.

Dépendance à l'égard d'entités en exploitation

La Fiducie dépend entièrement du succès des activités des membres de son groupe. Par conséquent, les distributions aux porteurs de parts seront tributaires de la capacité de ces entités de produire des rentrées nettes de fonds.

Imposition des personnes morales

Les structures des fonds de revenu comportent souvent des montants importants de dette entre entités, produisant des frais d'intérêt importants, qui servent à réduire le bénéfice et, par conséquent, l'impôt sur le revenu payable. Le conseil d'administration s'attend à ce que cette situation s'applique à AltaGas Ltd. et à ses frais d'intérêt sur sa dette subordonnée. Rien ne garantit que les autorités fiscales ne tenteront pas de contester le montant des frais d'intérêt déduits. Si tel était le cas et que les autorités fiscales avaient gain de cause contre AltaGas Ltd., cela pourrait nuire de façon importante aux rentrées nettes de fonds de la Fiducie disponibles à des fins de distribution aux porteurs de parts.

Responsabilité limitée des porteurs de parts

La déclaration de fiducie prévoit qu'aucun porteur de parts ne sera assujetti à quelque responsabilité que ce soit à l'égard de la Fiducie ou de ses obligations et affaires et que, si un tribunal déterminait que les porteurs de parts sont assujettis à une telle responsabilité, celle-ci ne pourrait être appliquée qu'à l'encontre des actifs de la Fiducie et ne pourrait être acquittée que sur ces actifs. Aux termes de la déclaration de fiducie, la Fiducie tiendra chaque porteur de parts indemne et à couvert des frais, dommages, responsabilités, dépenses, débours et pertes subis par le porteur de parts en raison du fait que ce porteur de parts n'avait pas cette responsabilité limitée. Rien ne garantit qu'au moment pertinent, la Fiducie aura suffisamment d'actif pour être en mesure d'acquitter cette indemnisation.

La déclaration de fiducie prévoit que tous les documents écrits signés par la Fiducie ou pour son compte doivent contenir une disposition selon laquelle les obligations aux termes de ces documents ne lieront pas les porteurs de parts personnellement. Toutefois, une certaine responsabilité personnelle peut surgir à l'égard de certaines réclamations contre la Fiducie qui ne surviennent pas en vertu de contrats, notamment des réclamations en responsabilité civile, des réclamations fiscales et possiblement certaines autres responsabilités légales. Il est toutefois peu probable qu'une responsabilité personnelle de cette nature surgisse.

Les activités de la Fiducie seront exercées, suivant l'avis des conseillers juridiques, d'une manière et dans des territoires qui permettent d'éviter dans la mesure du possible qu'il y ait un risque élevé que les porteurs de parts se voient assujettis à une responsabilité à l'égard des réclamations contre la Fiducie, notamment en obtenant des assurances adéquates, le cas échéant, et dans la mesure où il est possible de le faire d'un point de vue commercial.

Le 1er juillet 2004, la loi intitulée *Income Trusts Liability Act* (Alberta) est entrée en vigueur, laquelle prévoit qu'un porteur de parts ne sera pas, en qualité de bénéficiaire, responsable des actes, défauts, obligations ou responsabilités du fiduciaire qui surviennent après que la disposition particulière de cette loi est entrée en vigueur.

Déductibilité des frais

Bien que le commandité soit d'avis que tous les frais devant être réclamés par la Fiducie, Holding Trust, AltaGas LP1 et AltaGas LP2 seront raisonnables et déductibles, rien ne garantit que l'Agence du revenu du Canada partagera également cet avis. Si l'Agence du revenu du Canada conteste la déductibilité de ces frais et qu'elle a gain de cause, le rendement pour les porteurs de parts pourrait être défavorablement touché.

Possibilité de conflits d'intérêts

Il se pourrait que des administrateurs et membres de la direction d'AltaGas et du commandité soient administrateurs ou membres de la direction d'autres entités qui sont en concurrence avec les intérêts d'AltaGas et de la Fiducie. Le commandité a une obligation fiduciaire envers AltaGas et la Fiducie. Bien que le commandité ait convenu d'indemniser la Fiducie dans certaines circonstances, le commandité pourrait ne pas avoir suffisamment d'actif pour s'acquitter de cette indemnisation.

RISQUES INHÉRENTS AUX ENTITÉS EN EXPLOITATION DE LA FIDUCIE

Le texte qui suit représente les principaux risques auxquels sont assujetties les activités et les affaires des membres du groupe en exploitation de la Fiducie et ceux-ci devraient être examinés attentivement, compte tenu du fait que le revenu de la Fiducie et, par conséquent, sa capacité à verser des distributions aux porteurs de parts, sont entièrement tributaires des activités et des actifs de ces entités. Ces risques s'appliquent aux activités actuelles d'AltaGas et aux activités futures prévues d'AltaGas.

Risque lié à l'exploitation

Au fur et à mesure que la Fiducie poursuit sa croissance et diversifie ses activités d'infrastructure énergétique, le profil de risque de la Fiducie pourrait changer. Les entités en exploitation pourraient s'engager dans des secteurs d'activités ou chercher à élargir leurs activités dans des domaines où il y a davantage de risques économiques et davantage de capital « à risque ». Le niveau de risque se justifie par les attentes de la Fiducie concernant la possibilité de tirer des rendements supérieurs de telles activités. De plus, la Fiducie s'engage dans de telles activités en sachant que ces risques peuvent être gérés de façon active.

Les opérations actuelles sont soumises aux risques se rattachant normalement à l'exploitation et à l'aménagement de réseaux et d'installations dans le secteur du gaz naturel et de l'électricité, y compris la défaillance mécanique, la dégradation matérielle, les erreurs humaines, les vices de fabrication, le sabotage, le terrorisme, la pénurie, le climat, la déviation des ressources éoliennes ou hydrauliques, les catastrophes et les désastres naturels. La survenance de telles

éventualités ou le fait qu'elles perdurent pourrait entraîner une hausse des coûts pour AltaGas et réduire sa capacité de traitement, de transport ou de livraison de gaz naturel ou de production ou de transport d'électricité.

La Fiducie estime que les risques liés à l'exploitation sont mieux gérés en maintenant un contrôle sur le calendrier des dépenses en immobilisations, les décisions opérationnelles et les coûts en devenant l'exploitant des installations dans lesquelles elle investit. À la fin de 2009, AltaGas exploitait 73 de ses 76 installations de collecte et de traitement sur place, la totalité de ses installations de transport, l'UEEE, l'UEEJ, l'usine d'extraction Younger, le complexe Harmattan, le parc éolien de Bear Mountain et les unités de pointe alimentées au gaz. AltaGas n'exploite pas la centrale électrique où est produite l'électricité aux termes des EAE. Le défaut des exploitants de ces installations de les faire fonctionner au coût ou de la façon projetés par AltaGas pourrait avoir un effet négatif sur les résultats de la Fiducie.

Débit des installations

Les installations d'extraction et de collecte et de traitement sur place d'AltaGas traitent le gaz naturel du BSOC et ses installations de transport transportent du gaz naturel, de l'éthane et des LGN provenant du BSOC. Le débit à ces installations est tributaire de divers facteurs, dont le niveau des activités d'exploration et de mise en valeur dans le BSOC, la dynamique de l'offre et de la demande à long terme pour le gaz naturel, l'éthane et les LGN et le cadre réglementaire applicable aux participants du marché. Ces facteurs peuvent faire en sorte qu'AltaGas soit incapable de maintenir le débit à ses installations. Par conséquent, AltaGas peut être exposée à une diminution des flux de trésorerie et de rentabilité découlant de la baisse du débit du gaz naturel, de l'éthane et des LGN et de l'augmentation des coûts d'exploitation.

Risque lié au marché

AltaGas s'expose à des risques liés au marché et découlant des fluctuations des prix des marchandises et des taux d'intérêt. AltaGas cherche à gérer son exposition à de tels risques en se servant de divers instruments matériels et financiers.

La politique de gestion des risques liés aux marchandises d'AltaGas décrit en détails les paramètres servant à mesurer, contrôler et signaler les risques liés aux prix des marchandises. Cette politique comprend de plus des objectifs et lignes directrices en matière de gestion de risques, de tolérance de risque et de produits approuvés. Cette politique interdit l'utilisation d'instruments matériels et financiers à des fins de spéculations.

Risque lié à la composition

Les activités d'extraction sont influencées par la composition du gaz naturel produit dans le BSOC et traité dans les installations d'AltaGas. La composition du gaz peut varier au fil du temps en raison de facteurs tels que le volume de traitement effectué aux usines en amont d'installations d'AltaGas et la composition du gaz naturel produit à partir de gisements en amont d'installations d'AltaGas.

Prix de l'électricité

Les produits d'exploitation d'AltaGas tirés des ventes relatives aux EAE et de la production de la centrale de pointe en Alberta sont soumis aux facteurs touchant le marché de l'électricité en Alberta, comme la fluctuation de l'offre et de la demande, lesquels sont tributaires des conditions climatiques, de l'utilisation par les clients, de l'activité économique et de la croissance. AltaGas réduit son exposition aux prix variables de l'électricité en bloquant ses marges avec des instruments financiers jusqu'à 36 mois et en signant des ententes de vente à prix forfaitaire avec des clients finaux ayant des durées d'au plus huit ans. La totalité de l'électricité provenant du parc éolien de Bear Mountain est vendue à BC Hydro aux termes d'un contrat d'achat d'électricité de 25 ans à un prix fixe qui fait l'objet d'une hausse annuelle correspondant à 50 % de l'indice des prix à la consommation du Canada.

Taux d'intérêt

La Fiducie s'expose à la fluctuation des taux d'intérêt sur sa dette à taux variable. La Fiducie surveille son niveau d'endettement à taux fixe et variable et se sert de temps à autre de swaps de taux d'intérêt. La Fiducie cherche à obtenir des taux d'intérêt fixes pour environ 70 % à 75 % de sa dette.

Réglementation

Les activités de la Fiducie sont assujetties à la réglementation applicable dans les territoires où elle exploite son entreprise. Les changements dans la réglementation environnementale peuvent échapper au contrôle de la Fiducie et avoir des répercussions importantes sur ses activités, ses résultats d'exploitation et sa situation financière. Les gazoducs et les installations peuvent faire l'objet de demandes de transporteurs publics et d'entreprises publiques de traitement et

être assujettis à des taux fixés par les autorités de réglementation lorsqu'aucune entente n'est conclue avec les producteurs quant aux droits ou tarifs. Les installations de production d'énergie sont également assujetties aux approbations des autorités de réglementation aux modifications par ces dernières des tarifs, de la structure du marché et des sanctions.

Risque lié aux cocontractants et au crédit

La Fiducie s'expose à des pertes relatives au crédit lorsque des cocontractants omettent de s'acquitter de leurs obligations actuelles ou futures envers AltaGas. La politique de crédit d'AltaGas décrit les paramètres utilisés pour consentir, mesurer et surveiller les crédits consentis aux cocontractants ainsi que pour établir des rapports sur ces crédits. AltaGas cherche à minimiser les risques liés aux cocontractants en menant des enquêtes de crédit sur ceux-ci dans le but de fixer des limites de crédit précises pour les clients, à la fois de manière ponctuelle avant la fourniture de produits ou la prestation de services et de manière récurrente. En outre, AltaGas tend à inclure dans ses contrats des clauses de limitation du crédit qui permettent à AltaGas d'obtenir de la part des cocontractants des garanties financières ou des garanties d'exécution dans certaines circonstances. AltaGas constitue une provision pour créances douteuses dans le cours normal de ses affaires.

AltaGas s'expose à un risque lié au crédit relativement aux nombreux cocontractants industriels, commerciaux et institutionnels. AltaGas cherche à conclure des contrats avec des cocontractants diversifiés pour éviter la concentration excessive du risque associé à un secteur ou à un cocontractant en particulier.

Garanties accessoires

AltaGas est en mesure d'obtenir des limites de crédit non garanties de ses cocontractants afin de bloquer ses marges d'électricité à charge minimale et également d'obtenir un approvisionnement des services de gaz naturel pour ses activités liées aux services énergétiques. Si le risque lié au crédit des cocontractants auquel s'expose AltaGas dépasse les limites de crédit non garanties accordées, AltaGas pourrait être tenue de fournir des garanties accessoires sous forme de lettres de crédit. AltaGas réduit ce risque en négociant des conditions contractuelles avec les cocontractants relatives au crédit non garanti et à la diversification des ventes d'électricité et des achats de gaz naturel entre divers cocontractants. Par application de pratiques reconnues dans l'industrie, AltaGas effectue des analyses de sensibilité pour veiller à ce que la Fiducie dispose de marges de crédit bancaire suffisantes pour faire face aux fluctuations des prix des marchandises pouvant exiger d'AltaGas qu'elle fournisse des lettres de crédit à des cocontractants.

Conventions de représentation

Si AltaGas devient insolvable ou demeure pendant longtemps en défaut en ce qui concerne un aspect important des conventions de représentation, la propriété véritable de l'usine de traitement du gaz naturel comprise dans le complexe Harmattan pourra être réclamée par les propriétaires initiaux du complexe Harmattan moyennant des frais nominaux. Par conséquent, dans ces circonstances, AltaGas pourrait perdre son placement dans l'usine de traitement du gaz naturel, à l'exclusion du pipeline Caroline et de diverses installations auxiliaires dont elle est la propriétaire exclusive.

Complexe Harmattan - Environnement

La direction a identifié des problèmes d'ordre environnemental liés aux activités antérieures du complexe Harmattan. Il semble en effet que ces activités aient contaminé considérablement l'eau souterraine et le sol. Il se peut que les coûts engagés pour régler ces problèmes soient importants. Une convention de répartition des obligations environnementales a été conclue avec l'ancien exploitant. Cette convention réduit considérablement les obligations d'AltaGas en ce qui a trait à la contamination du sol et élimine ses obligations en ce qui a trait à la contamination de l'eau souterraine.

Relations de travail

Le personnel d'exploitation et d'entretien de l'usine d'extraction Younger et certains employés d'AUI sont membres du Syndicat canadien des communications, de l'énergie et du papier. Toute interruption du travail pourrait limiter la capacité de traitement du gaz naturel et de production de LGN de l'usine d'extraction Younger et, par conséquent, affecter les flux de trésorerie, le revenu net et l'encaisse d'AltaGas pouvant être distribués. Les activités courantes d'AVI pourraient être perturbées par des interruptions de travail.

Revendications territoriales des autochtones

Les peoples autochtones ont revendiqué un titre ancestral et des droits autochtones visant une partie importante des terres dans l'Ouest canadien. Ces revendications, si elles sont fructueuses, auront une incidence défavorable importante sur la production de gaz naturel, les aménagements électriques et la production d'électricité en Alberta et en Colombie-

Britannique, ce qui pourrait avoir une incidence défavorable importante sur le volume de gaz naturel traité aux installations d'AltaGas, l'électricité produite par les centrales d'AltaGas ou sur l'aménagement de nouvelles installations de collecte et de traitement, de production d'électricité ou d'extraction et de transport.

Obligation de la Couronne de consulter les Premières Nations

Les gouvernements fédéral et provinciaux du Canada ont le devoir de consulter les autochtones et, au besoin, de les accommoder lorsque leurs intérêts peuvent être touchés par une mesure ou une décision de la Couronne. Par conséquent, ce devoir peut causer des retards dans l'obtention ou la non-obtention d'approbations réglementaires.

Construction et aménagement

L'aménagement, la construction et l'exploitation future d'installations de gaz naturel et de centrales d'électricité peuvent être influencés défavorablement par la modification de politiques et de règlements gouvernementaux, les préoccupations en matière d'environnement, l'augmentation des coûts d'immobilisation et de construction, les retards dans la construction, l'augmentation des taux d'intérêt et la concurrence dans l'industrie. Si l'un de ces facteurs survient, les résultats réels peuvent différer considérablement des prévisions, notamment en ce qui a trait aux coûts, à l'utilisation des installations de gaz naturel, à la production d'électricité, aux produits d'exploitation futurs et aux bénéfices.

La construction, l'aménagement et l'exploitation future des projets de gaz naturel et d'électricité d'AltaGas sont assujettis à la modification des politiques et lois du gouvernement fédéral du Canada et des États-Unis, des gouvernements provinciaux et des gouvernements étatiques, y compris les approbations des organismes de réglementation et les règlements en matière d'environnement, d'utilisation des terres, de santé, de culture et de conflits d'intérêts avec d'autres parties et à d'autres questions indépendantes de la volonté d'AltaGas.

Conditions météorologiques et données éoliennes ou hydrologiques à long terme

Une fois construits, les projets d'électricité au fil de l'eau d'AltaGas peuvent faire l'objet d'importantes variations du débit d'eau nécessaire à la production d'électricité. AltaGas se fie à des études et à des données hydrologiques pour s'assurer que les débits d'eau disponibles sont suffisants pour produire de l'électricité en quantité suffisante pour maintenir la viabilité économique de ses projets. Rien ne garantit que la disponibilité en eau passée à long terme demeurera inchangée ni qu'aucun événement hydrologique important n'influencera les conditions hydrologiques existantes dans les bassins hydrologiques. Les fluctuations annuelles et saisonnières par rapport à la moyenne à long terme peuvent être importantes.

Une fois construits, les projets d'énergie éolienne d'AltaGas peuvent faire l'objet d'importantes variations des vents, ce qui pourrait affecter la production d'électricité. AltaGas se fie à des études et à des données sur les vents pour s'assurer que les vents disponibles sont suffisants pour produire de l'électricité en quantité suffisante pour maintenir la viabilité économique de ses projets. Rien ne garantit que les configurations des vents demeureront inchangées. Les fluctuations annuelles et saisonnières par rapport à la moyenne à long terme peuvent être importantes.

Les activités de distribution du gaz naturel sont très saisonnières, la majeure partie de la demande de gaz naturel étant concentrée pendant la période de chauffage hivernale, dont la durée varie dans chaque territoire. Les produits d'exploitation tirés de la distribution de gaz naturel au cours de l'hiver constituent généralement la quote-part la plus importante des produits d'exploitation annuels tirés de la distribution de gaz naturel.

RÉGLEMENTATION ENVIRONNEMENTALE

Le secteur du gaz naturel et celui de production d'électricité sont assujettis à une réglementation environnementale en vertu de lois locales, provinciales, étatiques, territoriales et fédérales. La législation en matière d'environnement prévoit des restrictions et des interdictions à l'égard du rejet ou de l'émission de diverses substances produites ou utilisées dans le cadre de certaines activités de l'industrie pétrolière et gazière. En raison de la nature hautement toxique et corrosive du gaz naturel corrosif, nombre de précautions réglementaires additionnelles s'appliquent aux puits, aux installations de traitement et aux gazoducs de gaz naturel corrosif. La législation en matière d'environnement peut avoir des répercussions sur l'exploitation des installations et restreindre l'expansion autorisée de celles-ci. De plus, la législation provinciale, territoriale et fédérale exige que l'emplacement des installations et des gazoducs soit abandonné et remis en état à la satisfaction des autorités provinciales et des propriétaires fonciers. Un manquement à cette législation est passible d'une amende, d'une ordonnance de nettoyage ou de fermeture des installations et des gazoducs. Il est possible que des lois et règlements sur l'environnement et leurs politiques de mise en application de plus en plus stricts et des poursuites éventuelles pour dommages et préjudice à la propriété, aux employés, à d'autres personnes et à

l'environnement découlent des activités actuelles ou de leur interruption, ce qui pourrait entraîner des frais et des passifs importants à l'avenir.

AltaGas s'engage très sérieusement à protéger l'environnement dans lequel elle exerce ses activités. Son mandat est de se conformer à toutes les lois et à tous les règlements environnementaux et de prendre des mesures tant immédiates qu'efficaces quant à toute incidence sur l'environnement.

Le 26 avril 2007, le gouvernement fédéral a proposé un plan intitulé *Prendre le virage* pour aborder la question des émissions de gaz à effet de serre. Des détails à propos de ce plan ont été publiés le 10 mars 2008. Aux termes de ce plan, les installations dont les émissions de gaz à effet de serre dépassent le seuil établi devront réduire l'intensité nette de leurs émissions de gaz à effet de serre de 18 % (par rapport aux niveaux de 2006) d'ici 2010. Pour se conformer au règlement, les installations peuvent notamment améliorer leurs activités, participer à des programmes nationaux d'échange de droits d'émission, acheter des droits de compensation nationaux pour les porter au total des émissions, acheter un crédit de réduction certifiée des émissions par l'entremise du mécanisme pour un développement propre du Protocole de Kyoto jusqu'à concurrence du montant maximal prescrit ou contribuer à un fonds indépendant administré par des tiers qui investira dans des technologies visant à réduire les émissions de gaz à effet de serre au Canada. Tant que les lois et règlements pertinents n'auront pas été adoptés, AltaGas ne sera pas en mesure d'établir avec précision l'impact de toute exigence du gouvernement fédéral visant à réduire les niveaux des émissions de gaz à effet de serre sur sa situation financière.

Le 8 mars 2007, le gouvernement albertain a présenté le projet de loi intitulé *Climate Change and Emissions Management Amendment Act* de même que le règlement intitulé *Specified Gas Emitters Regulation*. La loi est entrée en vigueur le 20 avril 2007 et le règlement, le 1er juillet 2007. Le règlement s'applique aux installations qui sont de grands émetteurs produisant au moins 100 000 tonnes d'émissions annuelles de gaz à effet de serre. Les grands émetteurs qui sont en exploitation depuis au moins huit ans doivent réduire l'intensité de leurs émissions annuelles de 12 % par rapport à l'intensité des émissions de référence établie pour chaque installation le 31 décembre 2007. Les installations plus récentes doivent quant à elles se conformer graduellement aux cibles de réduction de l'intensité des émissions annuelles. Pour se conformer au règlement, les installations peuvent notamment améliorer leurs activités, acheter ou élaborer des droits de compensation albertains pour les porter au total des émissions ou contribuer au nouveau fonds de gestion des changements climatiques et des émissions (*Climate Change and Emissions Management Fund*) du gouvernement de l'Alberta, qui investira dans des technologies visant à réduire les émissions de gaz à effet de serre dans la province. Les propriétaires d'installations qui ne peuvent pas atteindre le niveau de réduction requis au moyen d'améliorations opérationnelles ou de droits de compensation doivent payer au fonds de gestion des changements climatiques et des émissions 15 $ par tonne, sinon ils pourraient se voir infliger des sanctions et des amendes.

AltaGas a réalisé un programme d'évaluation destiné à quantifier les niveaux actuels d'émissions de gaz à effet de serre de ses installations de collecte et de traitement sur place. Seul le complexe Harmattan est assujetti au règlement albertain puisque ses émissions de gaz à effet de serre sont supérieures à 100 000 tonnes par année. Les premiers calculs de la direction quant à l'intensité des émissions en 2009 indiquent que les émissions du complexe Harmattan sont inférieures aux cibles d'intensité et, par conséquent, le complexe ne fera l'objet d'aucune pénalité mais pourra recevoir des crédits.

AltaGas a réalisé un programme d'évaluation de ses installations qui ne sont pas de grands émetteurs au sens du *Specified Gas Emitters Regulation* et a identifié plusieurs occasions pour créer des compensations pouvant servir à réduire les coûts liés aux émissions de gaz à effet de serre de la centrale de Sundance B. Des compensations ont été effectuées entre les installations pour diminuer les frais de conformité de la période de déclaration 2008, et devraient pouvoir être de nouveau effectuées en 2009, sous réserve du processus de vérification et de documentation officiels, qui est actuellement en cours.

La centrale de Sundance B est un grand émetteur et TransAlta, propriétaire de l'installation, doit s'assurer qu'elle se conforme aux règlements. Les EAE de Sundance B exigent que TransAlta prennent les mesures raisonnables convenues par ASTC, aux frais de celle-ci, pour minimiser les baisses des produits d'exploitation ou les augmentations des coûts fixes ou variables découlant de la modification d'une loi (au sens de *Change in Law* dans les EAE). La part d'AltaGas des coûts engagés en 2009 pour se conformer à la réglementation s'établissait à environ 3,7 millions de dollars.

Le 6 février 2006, le gouvernement de l'Alberta a adopté un règlement en application de l'*Environmental Protection and Enhancement Act* relatif au contrôle des émissions de mercure par les centrales électriques alimentées au charbon. Les personnes autorisées à exploiter une centrale électrique alimentée au charbon devaient proposer avant le 1er avril 2007, conformément au règlement, un programme de contrôle des émissions de mercure pour leurs usines alimentées au charbon.

Le 29 mars 2007, TransAlta a présenté à Alberta Environment un programme de contrôle des émissions de mercure pour la centrale de Sundance. TransAlta s'est fondée sur les discussions qu'elle a eues avec le ministère de l'Environnement de l'Alberta pour soumettre une proposition révisée le 3 avril 2009 qui tenait compte des commentaires du ministère. TransAlta a choisi la technologie de l'injection de charbon activé pour respecter le taux de réduction obligatoire de 70 % des émissions de mercure au plus tard le 1er janvier 2011. De plus, TransAlta installera un système de surveillance continue des émissions pour veiller à ce que les réductions atteignent les niveaux ciblés. TransAlta a régulièrement tenu ASTC au courant de l'avancement du programme (et des coûts qui y sont reliés). Elle s'attend à ce qu'il soit mis en place à temps pour qu'elle respecte ses obligations de conformité réglementaire au plus tard à la date d'échéance.

DISTRIBUTIONS

La Fiducie et AltaGas LP1 versent des distributions d'encaisse vers le 15e jour de chaque mois, ou si cette date n'est pas un jour ouvrable, le jour ouvrable qui suit, aux porteurs de parts inscrits le 25e jour du mois précédent, ou si ce jour n'est pas un jour ouvrable, le jour ouvrable qui suit.

Les niveaux de distribution sont révisés périodiquement par le conseil d'administration compte tenu des flux de trésorerie distribuables durables et continus après prise en compte du bénéfice net consolidé, du capital d'entretien et de croissance et des besoins au titre du remboursement des dettes de la Fiducie. La Fiducie s'efforce de verser la quasi-totalité de ses flux de trésorerie distribuables durables et continus par l'entremise de distributions mensuelles régulières versées aux porteurs de parts.

Les distributions de la Fiducie peuvent être limitées par les clauses restrictives de ses conventions de crédit si un défaut ou un cas de défaut existe ou s'il serait raisonnable de croire qu'il en existe un au versement de ces distributions ou en raison de celles-ci, ou encore si ces distributions feraient en sorte que les distributions totales versées pendant la période de 12 mois terminée à la date où ces distributions sont faites excèdent l'encaisse distribuable cumulative pour cette période.

De plus, la déclaration de fiducie prévoit que, si besoin est, le 31 décembre de chaque année, la Fiducie distribuera un montant supplémentaire de façon à ne pas être redevable de l'impôt sur le revenu ordinaire pour l'exercice en question. Aux fins de l'impôt sur le revenu, 78,83 % des distributions d'encaisse déclarées en 2009 seront imposées comme d'autres revenus (revenus de placement), 0,19 % seront imposées comme revenus de dividendes, 3,98 % à titre de gains en capital et le reste (17,00 %) sera considéré comme un remboursement du capital.

Le tableau ci-après présente un résumé des distributions mensuelles d'encaisse de la Fiducie versées en 2007, 2008 et 2009. Le 17 septembre 2007, tous les porteurs de parts ont reçu une distribution spéciale de une action d'AltaGas Utility Group Inc. pour chaque tranche de 100 parts de fiducie détenues le 27 août 2007, ce qui correspond à une valeur supplémentaire de 0,076 $ par part.

Date de référence	Date de paiement	Distribution par part
26 janvier 2009	17 février 2009	0,180 $
25 février 2009	16 mars 2009	0,180 $
25 mars 2009	15 avril 2009	0,180 $
27 avril 2009	15 mai 2009	0,180 $
25 mai 2009	15 juin 2009	0,180 $
25 juin 2009	15 juillet 2009	0,180 $
27 juillet 2009	17 août 2009	0,180 $
25 août 2009	15 septembre 2009	0,180 $
25 septembre 2009	15 octobre 2009	0,180 $
26 octobre 2009	16 novembre 2009	0,180 $
25 novembre 2009	15 décembre 2009	0,180 $
29 décembre 2009	15 janvier 2010	0,180 $
Total 2009 des distributions déclarées		**2,16 $**
25 janvier 2008	15 février 2008	0,175 $
25 février 2008	17 mars 2008	0,175 $
25 mars 2008	15 avril 2008	0,175 $
25 avril 2008	15 mai 2008	0,175 $
26 mai 2008	16 juin 2008	0,175 $
25 juin 2008	15 juillet 2008	0,175 $
25 juillet 2008	15 août 2008	0,175 $
25 août 2008	15 septembre 2008	0,180 $
25 septembre 2008	15 octobre 2008	0,180 $

Date de référence	Date de paiement	Distribution par part
27 octobre 2008	17 novembre 2008	0,180 $
25 novembre 2008	15 décembre 2008	0,180 $
29 décembre 2008	15 janvier 2009	0,180 $
Total 2008 des distributions déclarées		**2,125 $**
25 janvier 2007	15 février 2007	0,170 $
26 février 2007	15 mars 2007	0,170 $
26 mars 2007	16 avril 2007	0,170 $
25 avril 2007	15 mai 2007	0,170 $
25 mai 2007	15 juin 2007	0,170 $
25 juin 2007	16 juillet 2007	0,170 $
25 juillet 2007	15 août 2007	0,170 $
27 août 2007	17 septembre 2007[1]	0,175 $
25 septembre 2007	15 octobre 2007	0,175 $
25 octobre 2007	15 novembre 2007	0,175 $
26 novembre 2007	17 décembre 2007	0,175 $
27 décembre 2007	15 janvier 2008	0,175 $
Total 2007 des distributions déclarées		**2,065 $**

Note :

(1) Les distributions versées en septembre 2007 ne tiennent pas compte des 0,076 $ par part versés aux porteurs de parts sous forme d'actions de Utility Group à titre de distribution spéciale.

RÉGIME DE RÉINVESTISSEMENT DES DISTRIBUTIONS

La Fiducie a adopté le régime de distribution Premium^{MC}, de réinvestissement des distributions et d'achat facultatif de parts à l'intention des porteurs de parts de fiducie et des porteurs de parts échangeables.

Le régime de distribution Premium^{MC}, de réinvestissement des distributions et d'achat facultatif de parts, dans sa version éventuellement modifiée, donne aux porteurs admissibles de parts de fiducie et de parts échangeables la possibilité de réinvestir les distributions d'encaisse versées par la Fiducie ou par AltaGas LP1 sur leurs parts dans l'achat de nouvelles parts de fiducie moyennant une décote de 5 % par rapport au cours moyen des parts de fiducie, à la date de versement de distributions applicable (la composante réinvestissement des distributions du régime) ou de choisir d'échanger ces parts de fiducie contre un paiement en espèces correspondant à 102 % de ses distributions à cette date (la composante distribution Premium du régime). Le régime des porteurs de parts de fiducie accorde de plus aux porteurs de parts de fiducie qui sont inscrits soit à la composante réinvestissement des distributions soit à la composante distribution Premium du régime la possibilité d'acheter de nouvelles parts de fiducie au cours moyen (sans décote) à la date de versement de distributions applicable (la composante achat facultatif de parts du régime). Chacune des composantes du régime est soumise à des limites, notamment en ce qui a trait au calcul proportionnel et à la disponibilité de nouvelles parts de fiducie dans certains cas.

Le « cours moyen », à l'égard d'une date de versement de distributions en particulier, désigne la moyenne arithmétique (calculée à la quatrième décimale) des cours moyens pondérés des volumes quotidiens d'opérations sur des parts de fiducie à la TSX pendant les jours de bourse au cours desquels au moins un lot régulier de parts de fiducie s'est négocié au cours de la période commençant le 21e jour ouvrable avant une date de versement de distributions ou le deuxième jour ouvrable après la date de référence applicable à cette date de versement de distributions, selon la plus tardive de ces dates, et se terminant le deuxième jour ouvrable avant cette date de versement de distributions. Ces cours seront rajustés de façon appropriée pour tenir compte de certains changements du capital (y compris des divisions de parts de fiducie, des regroupements de parts de fiducie, certaines émissions de droits et certains placements).

Aucune commission de courtage ne sera payable relativement à l'achat de parts de fiducie aux termes de la composante réinvestissement des distributions du régime ou de la composante achat facultatif de parts du régime et tous les coûts administratifs aux termes du régime sont à la charge de la Fiducie. Le produit reçu par la Fiducie à l'émission de parts de fiducie supplémentaires aux termes du régime de réinvestissement des distributions sera utilisé par AltaGas aux fins d'acquisitions futures, d'amélioration des immobilisations et du fonds de roulement. Les porteurs de parts résidant à l'extérieur du Canada n'ont pas le droit de participer au régime. Dès qu'ils cessent d'être résidents du Canada, les porteurs de parts seront tenus de mettre fin à leur participation au régime.

Le 1er août 2007, la Fiducie a annoncé qu'elle avait suspendu la composante Premium du régime de réinvestissement des distributions à compter du versement de la distribution du 15 août 2007. La composante ordinaire du régime de réinvestissement des distributions demeure en vigueur.

MARCHÉ POUR LA NÉGOCIATION DES TITRES

Le tableau qui suit présente les cours extrêmes des parts de fiducie et le volume des parts de fiducie négociées publiés tous les mois par la TSX de janvier à décembre 2009.

Mois	Haut	Bas	Volume
Janvier	18,85 $	16,45 $	4 396 777
Février	16,52 $	12,25 $	9 861 861
Mars	14,71 $	12,51 $	5 370 312
Avril	15,49 $	13,93 $	4 525 237
Mai	16,79 $	14,52 $	4 872 620
Juin	17,50 $	15,55 $	7 095 498
Juillet	16,35 $	15,55 $	6 777 304
Août	17,24 $	16,36 $	5 542 824
Septembre	17,70 $	16,60 $	7 349 020
Octobre	19,09 $	17,18 $	8 099 281
Novembre	18,95 $	17,75 $	5 918 666
Décembre	19,07 $	17,19 $	6 167 026

PRINCIPALES INFORMATIONS FINANCIÈRES CONSOLIDÉES

Le tableau qui suit présente un sommaire des principales informations financières des trois derniers exercices :

Aux 31 décembre et pour les exercices terminés les 31 décembre *(en millions de dollars, à moins d'avis contraire)*	**2009**	**2008**	**2007**
Produits			
Gaz naturel	1 142,4	1 643,2	1 300,5
Électricité	188,5	223,5	182,5
Siège social	18,7	12,9	6,2
Éliminations intersectorielles	(81,3)	(62,8)	(60,8)
	1 268,3	1 816,8	1 428,4
Produits, montant net			
Gaz naturel	340,2	334,2	215,7
Électricité	102,2	129,0	104,2
Siège social	18,6	12,9	6,2
Éliminations intersectorielles	(4,4)	0,4	(2,1)
	456,6	476,5	324,0
BAIIA	248,4	256,4	173,7
- par part (de base)	3,16 $	3,73 $	3,03 $
Bénéfice net	141,3	163,6	108,8
- par part (de base)	1,80 $	2,38 $	1,90 $
Liquidités provenant de l'exploitation	184,1	205,2	183,3
- par part (de base)	2,34 $	2,98 $	3,19 $
Liquidités provenant de l'exploitation	202,3	216,8	162,9
- par part (de base)	2,58 $	3,15 $	2,84 $
Total de l'actif	2 629,1	2 132,3	1 172,7
Total de la dette	1 014,7	565,3	220,8

NOTATIONS DU CRÉDIT ET DE LA STABILITÉ

La notation du crédit vise à fournir aux épargnants une évaluation indépendante de la qualité du crédit d'une émission de titres et donne une indication de la probabilité de paiement ainsi que de la capacité et de la volonté d'une société de s'acquitter de ses engagements financiers conformément aux conditions d'une obligation. La notation de la stabilité vise à donner l'avis d'une agence de notation à l'égard de la stabilité et de la durabilité relatives du flux de distribution d'une fiducie de revenu comparativement à d'autres fiducies de revenu canadiennes notées.

S&P et DBRS sont des agences de notation qui attribuent des notes à la qualité du crédit. Les notes que les agences de notation attribuent aux titres de créance vont de AAA, la note la plus élevée, à D, la note la plus basse et les notes de stabilité qu'elles attribuent vont de SR-1 (S&P) / STA-1 (DBRS), la note la plus élevée, à SR-7 (S&P) / STA-7 (DBRS), la note la plus basse. S&P accorde également une notation d'entreprise qui va de AAA, la note la plus élevée, à D, la note la plus basse.

Le 21 avril 2009, S&P a augmenté la note accordée à la Fiducie, qui est passée de BBB- à BBB avec perspective stable. Pour justifier l'augmentation de la note accordée, S&P s'est fondée sur l'exposition accrue de la Fiducie aux activités liées aux infrastructures gazières faisant l'objet de contrats à long terme, sur ses pratiques financières prudentes et sur l'exécution efficace de sa stratégie.

Le 16 octobre 2009, DBRS a augmenté la note accordée à la Fiducie, qui est passée de BBB (faible) avec tendance positive à BBB avec tendance stable. Pour justifier l'augmentation de la note accordée, DBRS s'est fondée sur le profil risque-activité d'AltaGas et sur l'ajout d'actifs de distribution de gaz naturel réglementés à faible risque en Alberta.

Selon l'échelle de notation de DBRS, les titres de créance notés BBB présentent une qualité de crédit acceptable. La protection de l'intérêt et du capital est jugée acceptable, mais l'entité est assez vulnérable aux revirements défavorables de la situation financière et de la conjoncture économique, ou il peut exister d'autres facteurs défavorables qui affaiblissent la vigueur de l'entité et de ses titres notés. Les catégories « élevé » ou « bas » servent à indiquer la situation relative dans une catégorie de notation en particulier. Une note de stabilité de STA-3 est considérée comme faisant état d'une bonne stabilité et durabilité des distributions par part. La note de stabilité est de plus divisée en haut, moyen et bas pour indiquer où la fiducie se situe au sein de la catégorie de notation. Sept aspects sont passés en revue et se voient attribuer le rang de supérieur, modéré ou faible pour établir la note de stabilité globale. Les aspects passés en revue sont les caractéristiques d'exploitation et de l'industrie, la qualité de l'actif, la souplesse financière, la diversification, la taille et la position au sein du marché, le promoteur et la gouvernance, et la croissance.

Selon l'échelle de notation S&P, un débiteur noté BBB est raisonnablement susceptible de respecter ses engagements financiers. Toutefois, des revirements négatifs de conjoncture ou de situation sont davantage susceptibles d'affaiblir la capacité du débiteur de respecter ses engagements financiers. Les notes AA à CCC peuvent être modifiées par l'ajout d'un signe « + » ou d'un signe « – » qui indique la situation relative dans les catégories de notations principales. Une note de stabilité de SR-3 indique que la Fiducie a un niveau élevé de stabilité des flux de trésorerie distribuables comparativement à d'autres fonds de revenu dans le marché canadien.

Les notations que les agences de notation attribuent aux billets ne constituent pas des recommandations d'acheter, de détenir ou de vendre des billets dans la mesure où ces notations ne se prononcent pas sur leur cours ou leur pertinence pour un épargnant particulier. Il n'y a aucune certitude qu'une notation sera maintenue pendant une période donnée ni qu'elle ne sera pas éventuellement révisée ou retirée complètement par une agence de notation si elle estime que les circonstances le justifient.

À l'exception de ce qui est indiqué ci-dessus, ni DBRS ni S&P n'ont annoncé qu'elles révisaient les notations de la Fiducie ni qu'elles avaient l'intention de les réviser ou de les retirer.

CONTRATS IMPORTANTS

À l'exception des contrats conclus dans le cours normal des activités, les seuls contrats importants que la Fiducie a conclus au cours du dernier exercice, ou qu'elle a conclus avant celui-ci mais qui sont toujours importants et en vigueur, sont les suivants :

- la déclaration de fiducie. Voir « Déclaration de fiducie et description des parts »;
- la convention relative aux billets du Holding Trust. Voir « Holding Trust – Billets du Holding Trust »;
- la convention d'administration. Voir « Gestion de la Fiducie – Convention d'administration »;
- la convention de délégation. Voir « Gestion de la Fiducie – Convention de délégation »;
- la convention de vote et d'échange fiduciaires. Voir « Déclaration de fiducie et description des parts – Parts à droit de vote spécial »;
- la convention unanime des actionnaires. Voir « Convention unanime des actionnaires »;
- la convention de soutien. Voir « Gestion de la Fiducie – Convention d'administration »;
- la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable de 75 000 000 $. Il s'agit d'une facilité de lettre de crédit renouvelable et prorogeable de trois ans non garantie consentie par La Banque de Nouvelle-Écosse et venant à échéance le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars au moyen de prêts à taux préférentiel, de prêts à taux de base en dollars américains, de prêts au TIOL ou d'acceptations bancaires sur la facilité de lettre de crédit. Les emprunts sur la facilité sont assortis de frais et portent intérêt aux taux applicables à la nature du prélèvement effectué;
- la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable, qui est passée de 300 000 000 $ à 375 000 000 $ en janvier 2008. Il s'agit d'une facilité de crédit de trois ans renouvelable et prorogeable non garantie consentie par la Banque Royale du Canada, la Banque Canadienne Impériale de Commerce, la Banque de Montréal, La Banque de Nouvelle-Écosse, les Alberta Treasury Branches et la Banque nationale du Canada et venant à échéance le 30 septembre 2010. Les emprunts sur la facilité peuvent être faits au moyen de prêts à taux préférentiel, de prêts à taux de base en dollars américains, de prêts au TIOL, d'acceptations bancaires ou de crédits documentaires. Les emprunts sur la facilité sont assortis de frais et portent intérêt aux taux applicables à la nature du prélèvement effectué;
- l'acte de fiducie intervenu entre la Fiducie et la Société de fiducie Computershare du Canada en date du 12 mai 2005 et relatif à l'émission et à la vente de débentures dans le cadre du programme de billets à moyen terme de la Fiducie;
- la facilité de crédit à terme renouvelable de 250 000 000 $ mise en place le 9 mars 2009 qui a été réduite à 150 000 000 $ le 9 juillet 2009, consentie par la Banque Toronto-Dominion, la Banque Royale du Canada, la Banque de Nouvelle-Écosse, la Banque Canadienne Impériale de Commerce, la Banque Nationale du Canada, la Banque HSBC Canada, la Canadian

Western Bank et Alberta Treasury Branches, et échéant le 13 août 2010. Les emprunts sur la facilité peuvent être faits au moyen de prêts au taux préférentiel ou d'acceptations bancaires;

- la facilité de crédit à terme renouvelable et prorogeable de 130 000 000 $ consentie à Utility Group par un consortium de banques à charte canadiennes, échéant le 17 novembre 2010. Les emprunts sur la facilité peuvent être faits au moyen de prêts au taux préférentiel, de prêts au taux de référence américain, de lettres de crédit, d'acceptations bancaires ou de prêts au TIOL.

Un exemplaire de chacun de ces documents a été déposé sur SEDAR à l'adresse www.sedar.com.

MEMBRES DE LA DIRECTION ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Le commandité et AltaGas ne sont au courant d'aucun intérêt important, direct ou indirect, d'un administrateur ou membre de la direction du commandité ou d'AltaGas Ltd., d'un administrateur ou membre de la direction d'une société qui est un initié ou une filiale de la Fiducie, ou d'un autre initié de la Fiducie, d'une personne qui a des liens avec une telle personne ou qui est membre de son groupe, dans une opération depuis le début des trois derniers exercices financiers terminés de la Fiducie, ou dans une opération proposée, qui ait eu ou qui puisse avoir une incidence importante sur la Fiducie ou l'une ou l'autre de ses filiales.

POURSUITES

AltaGas n'a pas connaissance de poursuites importantes mettant en cause la Fiducie, les membres de son groupe ou leurs biens.

INTÉRÊTS DES EXPERTS

Les vérificateurs de la Fiducie sont Ernst & Young s.r.l., comptables agréés, 1000, 440 – 2nd Ave. S.W., Calgary (Alberta) T2P 5E9. Ernst & Young s.r.l. sont indépendants au sens du code de déontologie de l'Institute of Chartered Accountants of Alberta.

INFORMATIONS SUPPLÉMENTAIRES

D'autres informations, y compris l'information sur la rémunération des membres de la direction et administrateurs et les prêts qui leur ont été consentis, les principaux porteurs des titres de la Fiducie, les options d'achat de titres de la Fiducie, de même que la participation des initiés dans des opérations importantes, le cas échéant, sont présentées dans la circulaire d'information 2010 de la Fiducie qui devrait être déposée vers le 7 mai 2010 en rapport avec l'assemblée annuelle et extraordinaire des actionnaires qui aura lieu le 3 juin 2010.

De l'information financière additionnelle se trouve dans les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2009 et le rapport de gestion contenus dans le rapport annuel 2009 de la Fiducie.

La société dépose couramment tous les documents requis par l'entremise du système SEDAR et sur son site Web. Les utilisateurs d'Internet peuvent obtenir ces documents sur le site Web de SEDAR à www.sedar.com. Le site Web de la Fiducie se trouve à www.altagas.ca mais le site Web de la Fiducie n'est pas intégré par renvoi dans la présente notice annuelle.

AGENTS DES TRANSFERTS ET AGENTS CHARGÉS DE LA TENUE DES REGISTRES

L'agent chargé de la tenue des registres et agent des transferts des parts de fiducie et des parts échangeables est Société de fiducie Computershare du Canada, 600, 530 – 8th Avenue S.W., Calgary (Alberta) T2P 3S8, tél. : 1 800 564-6253.

L'agent chargé de la tenue des registres et fiduciaire des billets à moyen terme de la Fiducie est Société de fiducie Computershare du Canada, 710, 530 – 8th Avenue S.W., Calgary (Alberta) T2P 3S8, tél. : 1 800 564-6253.

DATE DE PRISE D'EFFET

À moins d'indication contraire des présentes, l'information contenue dans la présente notice annuelle est donnée en date du 31 décembre 2009.

ANNEXE A : MANDAT DU COMITÉ DE VÉRIFICATION

I. Constitution

Le conseil d'administration (le « conseil ») d'AltaGas General Partner Inc. (le « commandité » ou la « Société ») a, conformément à la convention de délégation intervenue entre la Fiducie, le commandité et le fiduciaire, mis sur pied un comité de vérification (le « comité ») devant servir comme comité de vérification de la Fiducie. Le comité se conforme aux lignes directrices sur la gouvernance d'entreprise de la Bourse de Toronto (la « TSX ») et à toute autorité de réglementation ou législative compétente à l'égard de la Fiducie.

Le comité supervise la vérification des dossiers financiers de la Fiducie et veille à l'efficacité et au caractère adéquat de ses politiques et procédures concernant la présentation de l'information financière de la Fiducie, sa comptabilité interne, ses contrôles financiers, son information de gestion et la gestion du risque.

II. Composition

Après chaque assemblée annuelle des porteurs de parts de la Fiducie, le conseil élit parmi ses membres au moins trois (3) administrateurs devant siéger au comité (les « membres »). Les membres et le président du comité sont nommés et élus par le conseil. Chaque membre du comité de vérification doit :

- être administrateur de la Société;
- être indépendant;
- posséder des compétences financières.

Aucun membre du comité n'est membre de la direction ou employé de la Société, ni d'une autre filiale de la Fiducie, ni d'un membre du même groupe que la Fiducie. Tout membre peut être révoqué ou remplacé à tout moment par le conseil et cesse d'être membre dès qu'il cesse d'être administrateur de la Société. Chaque membre demeure en fonction jusqu'à ce qu'il démissionne ou soit remplacé, selon la première à survenir de ces éventualités.

Le conseil nommera un membre comme président du comité chaque année.

Le secrétaire général d'AltaGas Ltd. est le secrétaire du comité, à moins de décision contraire du comité.

III. Réunions

Le comité doit se réunir au moins quatre fois par année aux dates, heures et endroits qu'indique son président ou dès qu'une réunion est demandée par un membre, par le conseil ou par un membre de la direction de la Société ou d'AltaGas Ltd. Un avis précédant d'au moins vingt-quatre (24) heures chaque réunion ainsi qu'un exemplaire de l'ordre du jour proposé doivent être donnés à chaque membre. Le secrétaire général et les membres de la direction doivent assister aux réunions dès qu'un membre le demande.

Une réunion du comité est dûment convoquée si deux membres sont présents. Lorsque les membres y consentent et qu'un préavis a été donné en bonne et due forme ou a fait l'objet d'une renonciation, les membres du comité peuvent participer à une réunion du comité au moyen de communications téléphoniques, électroniques ou autres permettant à toutes les personnes participant à la réunion de communiquer adéquatement entre elles, et un membre participant à une telle réunion par de tels moyens est réputé être présent à cette réunion.

En l'absence du président du comité, les membres peuvent choisir l'un d'entre eux pour présider la réunion.

Les vérificateurs externes doivent recevoir un avis écrit de chaque réunion du comité et avoir la possibilité d'y assister.

Le comité de vérification se réunira à huis clos avec la direction, les vérificateurs internes et les vérificateurs externes comme les membres peuvent le juger opportun.

Le secrétaire général ou une personne désignée par le secrétaire général tient le procès-verbal de toutes les réunions du comité.

IV. Fonctions et responsabilités

Le comité doit, comme le permettent et comme l'exigent la *Loi canadienne sur les sociétés par actions*, la convention de délégation, les statuts et règlements administratifs de la Société et les autorités compétentes, apprécier périodiquement le

caractère adéquat des procédures de communication au public de l'information financière et examiner au nom du conseil et faire rapport au conseil sur les résultats de son examen et sa recommandation concernant toutes les questions importantes concernant la présentation de l'information financière et la vérification, notamment en ce qui a trait aux principaux sujets suivants :

a) les états financiers, y compris le rapport de gestion;

b) les rapports aux porteurs de parts et autres personnes;

c) les communiqués de presse annuels et périodiques concernant les résultats financiers;

d) les contrôles internes;

e) la vérification et l'examen des états financiers de la Fiducie et de ses filiales;

f) les dépôts auprès des autorités de réglementation en valeurs mobilières;

g) l'examen et l'approbation des politiques d'engagement de l'émetteur à l'égard des associés, des salariés et anciens associés et salariés des vérificateurs externes;

h) l'approbation préalable des travaux non liés à la vérification entrepris par les vérificateurs externes;

i) la politique de présentation d'irrégularités en matière de comptabilité et de vérification;

j) la gestion des risques liés aux marchandises et les politiques à ce sujet.

Le comité doit veiller à établir des procédures adéquates concernant la réception, la conservation et le traitement des plaintes et concernant l'envoi confidentiel, sous le couvert de l'anonymat, par les salariés de préoccupations touchant des points discutables en matière de comptabilité, de contrôle comptable interne ou de vérification.

Tous les membres du conseil seront tenus informés des activités du comité par un rapport présenté à chaque réunion régulière du conseil.

Le comité examinera la pertinence et l'adéquation du présent mandat au moins une fois par année et fera des recommandations au comité de gouvernance du conseil.

V. Vérificateurs externes

Le comité de vérification recommande la nomination des vérificateurs externes chaque année. Une fois nommés par les porteurs de parts, les vérificateurs externes relèvent directement du comité de vérification.

Le comité de vérification approuve préalablement tous les services non liés à la vérification fournis par les vérificateurs externes et est directement responsable de la surveillance des travaux des vérificateurs externes engagés pour établir ou délivrer un rapport de vérification ou rendre d'autres services de vérification, d'examen ou d'attestation, y compris la résolution de désaccords entre les vérificateurs externes et la direction.

VI. Relations avec la direction

Le comité veillera à coordonner ses activités avec le chef des finances en matière de vérification et d'information financière et :

- se réunira régulièrement avec la direction pour discuter des préoccupations de cet ordre;
- examinera et appréciera la qualité des membres de la direction participant au processus de présentation de l'information financière; et
- veillera à ce que la direction fournisse suffisamment de fonds au comité pour qu'il puisse engager et rémunérer de façon indépendante les vérificateurs et des conseillers.

VII. Calendrier du comité

Les principales activités du comité seront énoncées dans un calendrier annuel.

AltaGas

AltaGas Income Trust
1700, 355 – 4th Avenue S.W.
Calgary (Alberta) T2P 0J1
Tél. : 403 691-7575
Téléc. : 403 691-7576
www.altagas.ca

Form 52-109F1 - Certification of Annual Filings

Full Certificate

I, David W. Cornhill, Chairman and Chief Executive Officer, certify that:

1. I have reviewed the Annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***December 31, 2009***.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end:

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the principles of the Committee of Sponsoring Organizations (COSO).

5.2 N/A

5.3 N/A

6. The issuer's other certifying officer(s) and I have:

   (a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

   (b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A:

      (i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

      (ii) N/A

7. The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: March 4, 2010

"Signed"

David W. Cornhill,
Chairman and Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

Full Certificate

I, Deborah S. Stein, Vice President Finance and Chief Financial Officer, certify that:

1. I have reviewed the Annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***December 31, 2009***.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end:

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the principles of the Committee of Sponsoring Organizations (COSO).

5.2 N/A

5.3 N/A

6. The issuer's other certifying officer(s) and I have:

    (a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

    (b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A:

    (i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

    (ii) N/A

7. The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: March 4, 2010

"Signed"

Deborah S. Stein
Vice President Finance and
Chief Financial Officer

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : AltaGas Income Trust
Symbol : ALA.UN
Reporting Period: 02/01/2010 - 02/28/2010

Summary

Issued & Outstanding Opening Balance :	78,615,140	As at :	02/01/2010

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	178,429
DRIP Plan #2 - Exchangeable LP Units	10
Other Issuances and Cancellations	506
Issued & Outstanding Closing Balance :	78,794,085

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**3,778,375**	As at :	02/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/23/2010	N			500	

Filer's comment
March 23, 2007 options cancelled due to employee departure

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/23/2010	N			500	

Filer's comment
December 10, 2007 options cancelled due to employee departure

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/23/2010	N			1,500	

Filer's comment
December 10, 2008 options cancelled due to employee departure

		Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	0	2,500	0

Stock Options Outstanding Closing Balance:	**3,775,875**	As at :	02/28/2010

DRIP Plan #1 - Trust Units

Opening Reserve	**4,143,123**	As at :	02/01/2010

Effective Date	Securities Listed	Securities Issued
02/16/2010		178,429
Totals	0	178,429

Closing Reserve:	**3,964,694**	As at :	02/28/2010

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	**704,066**	As at :	02/01/2010

Effective Date	Securities Listed	Securities Issued
02/16/2010		10
Totals	0	10

Closing Reserve: **704,056** As at : 02/28/2010

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/19/2010	Conversion (General)	506

Filer's comment

506 AltaGas Holdings Limited Partnership #1 units exchanged on a 1:1 basis for AIT Trust Units

Totals		506

Filed on behalf of the Issuer by:

Name: Tammy Belsham
Phone: 403-691-7575
Email: tammy.belsham@altagas.ca

Submission Date: 03/03/2010
Last Updated: 03/03/2010

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS REPORTS 2009 FOURTH QUARTER AND YEAR-END RESULTS

Calgary, Alberta (February 26, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today reported net income for the three months ended December 31, 2009 was $32.1 million ($0.40 per unit - basic), compared to $39.6 million ($0.55 per unit - basic) for the same period of 2008. Excluding the effect of unrealized gain or loss on risk management contracts, fourth quarter 2009 net income was $39.3 million and EBITDA was $66.0 million compared to $33.5 million and $61.2 million, respectively, for the same period in 2008.

Net income for the year ended 2009 was $141.3 million ($1.80 per unit - basic), compared to $163.6 million ($2.38 per unit – basic) in 2008. Excluding the effect of unrealized gain on risk management contracts, 2009 net income was $139.7 million and EBITDA was $244.7 million compared to $158.0 million and $245.4 million, respectively, in 2008.

"AltaGas performed well in 2009, reporting same EBITDA as 2008's record year," said David Cornhill, Chairman and CEO of the Trust. "It was a year of challenges and opportunities. We faced these head on and managed our assets to ensure stable cash flow in a volatile and weak economy."

Overall, the Gas Segment performed well. The addition of the Sarnia gas storage facility and the natural gas distribution assets enhanced results and added to the strong performance of our extraction and transmission assets. Weak gas prices combined with volatility in the capital markets impacted drilling activity in the Western Canada Sedimentary Basin and prompted some producers to shut-in production, reducing AltaGas' field processing throughput.

With the hedges in place the Power Segment reported solid results despite weakness in Alberta spot power prices. The addition of the 102-MW Bear Mountain Wind Park in October further supported earnings and is expected to add to earnings in 2010, the first full year in service.

"In 2009, we significantly advanced our growth strategy with the completion of two major capital projects – the 102-MW Bear Mountain Wind Park in northeast British Columbia and the 5.3 Bcf Sarnia natural gas storage facility in southern Ontario – as well as the acquisition of the natural gas distribution assets," said Cornhill. "We remain committed to growing our Gas and Power Segments, with approximately $2 billion of organic growth projects over the next five years."

AltaGas completed several financing initiatives in 2009, including a $100 million equity issuance, a new $250 million credit facility and $300 million in medium term notes. With the addition of long-life, low-risk assets such as the Bear Mountain Wind Park and natural gas distribution assets, as well as credit rating upgrades from both Standard and Poors (S&P) and Dominion Bond Rating Services (DBRS), AltaGas is well positioned to continue to execute its growth strategy of investing in long-life energy infrastructure.

AltaGas also declared a distribution of $0.18 per trust unit and exchangeable unit payable on April 15, 2010 to unitholders of record on March 25, 2010. The ex-distribution date is March 23, 2010.The Trust declared total cash distributions of $0.54 per unit in fourth quarter 2009 and $2.16 per unit for full year 2009.

Assuming a unit was held throughout 2009, for income tax purposes the Trust expects 78.8 percent of the total distributions declared in 2009 to be taxed as income, 4.0 percent as capital gains, 0.2 percent as dividend income and 17.0 percent as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

FINANCIAL HIGHLIGHTS[1]:

- Earnings before interest, taxes, depreciation and amortization (EBITDA) were $58.8 million ($0.73 per unit) for fourth quarter 2009, compared to $70.8 million ($0.99 per unit) for the same quarter in 2008. EBITDA for the full year 2009 was $248.4 million ($3.16 per unit), compared to $256.4 million ($3.73 per unit) in 2008.
- Funds from operations were $51.0 million ($0.64 per unit) for fourth quarter 2009, compared to $53.8 million ($0.75 per unit) for the same period in 2008. Funds from operations for the year were $202.3 million ($2.58 per unit), compared to $216.8 million ($3.15 per unit) in 2008.
- Total net debt on December 31, 2009 was $1,014.7 million, compared to $668.9 million at September 30, 2009 and $582.0 million at December 31, 2008. The Trust's debt to total capitalization ratio as at December 31, 2009 was 49.2 percent, versus 38.7 percent at September 30, 2009 and 37.8 percent at the end of 2008.

(1) *Includes Non-GAAP financial measures. See previous public disclosures available at www.altagas.ca or www.sedar.com for definitions*

IN THE FOURTH QUARTER:

- DBRS upgraded the Trust's credit rating from BBB (low) with a Positive trend to BBB with a Stable trend.
- The Trust's 102 MW Bear Mountain Wind Park was fully connected to the power grid within the Province of British Columbia and met the conditions of Commercial Operation Date (COD) in order to receive the firm price under the 25 year energy purchase agreement (EPA) with BC Hydro. Owned and operated by AltaGas, the $200 million project is British Columbia's first fully operational wind park.
- Through the acquisitions of AltaGas Utility Group Inc. (Utility Group) and Heritage Gas Limited (Heritage Gas), AltaGas acquired natural gas distribution assets that serve over 71,000 customers in Alberta, the Northwest Territories and Nova Scotia.

SUBSEQUENT TO THE FOURTH QUARTER:

- AltaGas offered to acquire all of the outstanding common shares of Landis Energy Corporation (Landis) in exchange for cash of $0.80 per common share. The Landis acquisition is a good strategic fit, adding quality opportunities to grow the Trust's gas storage capacity, including the Alton natural gas storage facility, located near Truro, Nova Scotia which is in the advanced development phase.

AltaGas will hold a conference call today at 9 a.m. MT (11 a.m. ET) to discuss the fourth quarter and full year 2009 financial and operating results and other general issues and developments concerning the Trust.

Members of the media, investment community and other interested parties may dial (416) 695-6616 or call toll free at 1-800-952-4972. No pass code is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.digitalmedia.telus.com/altagas/022610/index.php.

Shortly after the conclusion of the call, a replay will be available by dialing (416) 695-5800 or 1-800-408-3053. The passcode is 5262350. The replay expires at midnight (ET) on March 5, 2010. The webcast will be archived for one year.

Forward-Looking Information

The audited consolidated annual financial statements and annual Management's Discussion and Analysis, which contains additional notes and disclosures, are expected to be filed with SEDAR on or about March 2, 2010, at which time a press release to that effect will be issued. The material will also be available on the AltaGas website on that same day (www.altagas.ca).

This news release contains forward-looking statements. When used in this news release the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth under: "Consolidated Outlook"; "Gas Outlook"; "Power Outlook"; "Global Capital Market Conditions"; "Growth Capital"; and "Corporate Outlook".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any of its business segment's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above as well as the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this news release herein should not be unduly relied upon. These statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified as cautionary statements.

Financial outlook information contained in this news release about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for the purposes other than for which it is disclosed herein.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and Consolidated Financial Statements, Annual Information Form, Information Circular, and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

CONSOLIDATED FINANCIAL RESULTS (unaudited) ($ millions)	Three Months Ended December 31 **2009**	2008	Year Ended December 31 **2009**	2008
Revenue	**336.4**	424.6	**1,268.3**	1,816.8
Unrealized gain (loss) on risk management	**(7.2)**	9.6	**3.7**	11.0
Net revenue[1]	**115.4**	125.8	**456.6**	476.5
EBITDA[1]	**58.8**	70.8	**248.4**	256.4
EBITDA before unrealized gain (loss) on risk management[1]	**66.0**	61.2	**244.7**	245.4
Operating income[1]	**38.8**	53.0	**174.2**	188.0
Net income	**32.1**	39.6	**141.3**	163.6
Net income before tax-adjusted unrealized gain (loss) on risk management[1]	**39.3**	33.5	**139.7**	158.0
Total assets	**2,629.1**	2,132.3	**2,629.1**	2,132.3
Total long-term liabilities	**719.1**	851.6	**719.1**	851.6
Net additions to capital assets	**322.2**	47.5	**486.5**	808.0
Distributions declared[2]	**43.0**	38.7	**170.2**	147.1
Cash flows				
Cash from operations	**45.4**	37.7	**184.1**	205.2
Funds from operations[1]	**51.0**	53.8	**202.3**	216.8

($ per unit)	Three Months Ended December 31 **2009**	2008	Year Ended December 31 **2009**	2008
EBITDA[1]	**0.73**	0.99	**3.16**	3.73
EBITDA before unrealized gain (loss) on risk management[1]	**0.82**	0.85	**3.12**	3.57
Net income - basic	**0.40**	0.55	**1.80**	2.38
Net income - diluted	**0.40**	0.56	**1.80**	2.36
Net income before tax-adjusted unrealized gain (loss) on risk management[1]	**0.49**	0.47	**1.78**	2.30
Distributions declared[2]	**0.540**	0.540	**2.160**	2.125
Cash flows				
Cash from operations	**0.57**	0.53	**2.34**	2.98
Funds from operations[1]	**0.64**	0.75	**2.58**	3.15
Units outstanding - basic (millions)				
During the period[3]	**80.0**	71.6	**78.5**	68.8
End of period	**80.3**	71.9	**80.3**	71.9

(1) *Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this MD&A.*

(2) *Distributions declared of $0.18 per unit per month commenced in August 2008. January 2008 to July 2008 distributions of $0.175 per unit per month were declared.*

(3) *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Fourth Quarter

Net income for fourth quarter 2009 was $32.1 million compared to $39.6 million in the same period in 2008. Net income was $0.40 per basic unit for fourth quarter 2009 compared to $0.55 per basic unit for the same period in 2008.

Fourth quarter 2009 was a successful quarter for AltaGas due to the completion of the Utility Group and Heritage Gas acquisitions (natural gas distribution assets) and Bear Mountain Wind Park commencing commercial operations. All of these achievements immediately contribute to the Trust's operating income.

During the quarter, the Gas Segment performed well due to the addition of the natural gas distribution (NGD) assets, contributions from Sarnia natural has storage facility (Sarnia Storage), adjustment to transmission revenues previously deferred, higher fee-for-service revenues and the expiry of a legacy gas marketing contract. These increases were partially offset by lower processing volumes at Field Gathering and Processing (FG&P) facilities as producers reduced drilling activities and shut-in production in response to weak gas prices and lower realized frac spreads in the extraction business. The Power Segment reported lower results primarily due to higher volumes sold at low spot power prices but benefited from lower transmission and environmental costs, as well as contributions from Bear Mountain Wind Park which commenced commercial operations in fourth quarter 2009. Higher investment income offset operating costs in the Corporate Segment. The Corporate Segment reported unrealized losses on risk management contracts compared to unrealized gains in fourth quarter 2008. The Trust reported higher interest expense in fourth quarter 2009 compared to the same period in 2008 due to higher average debt balances, partially offset by a lower average borrowing rate. Income tax expense was lower in fourth quarter 2009 due to the impact for financial instruments and lower income subject to tax.

On a consolidated basis, net revenue for fourth quarter 2009 was $115.4 million compared to $125.8 million in same period 2008. In the Gas Segment, net revenue increased due to the acquisition of NGD assets, higher fee-for-service revenues, contributions from Sarnia Storage, increased rates, expiry of a legacy gas marketing contract, higher frac spreads and NGL volumes and higher transmission fees. These increases were partially offset by lower throughput in most FG&P areas and lower operating cost recoveries. In the Power Segment, net revenue decreased due to lower revenue from the sale of power in Alberta at spot power prices which were lower than the same period last year, the gain on assets sold in 2008 and lower contribution from gas-fired peaking plants, partially offset by the contribution from Bear Mountain Wind Park, strong hedge prices and lower power purchase arrangement (PPA) costs. The Corporate segment reported higher net revenue due to investment income, partially offset by unrealized losses on risk management contracts.

Operating and administrative expense for fourth quarter 2009 was $56.4 million, up from $56.1 million for the same period in 2008. The increase was due to the addition of NGD assets partially offset by lower costs within the Corporate Segment.

Amortization expense for fourth quarter 2009 was $20.3 million compared to $16.8 million in the same period in 2008. The increase was due to the growth in AltaGas' asset base from acquisitions and construction activities.

Interest expense in fourth quarter 2009 was $9.3 million compared to $8.1 million for the same period in 2008. The increase was due to higher average debt balances of $945.3 million compared to $581.6 million for the same period in 2008. The average debt balance was higher due to the Utility Group and Heritage Gas acquisitions in the fourth quarter. The increase was partially offset by a lower average borrowing rate. The average borrowing rate was 4.9 percent in fourth quarter 2009 compared to 6.3 percent in fourth quarter 2008.

In fourth quarter 2009, an income tax recovery of $2.9 million was reported compared to an expense of $6.4 million in fourth quarter 2008. The decrease was due to the impact for financial instruments and lower income subject to tax.

Full Year 2009

Net income for 2009 was $141.3 million compared to $163.6 million in 2008, which included a one-time tax recovery of $13.8 million. Excluding this recovery, net income for 2008 was $149.8 million or $8.5 million higher than the current period. Net income was $1.80 per basic unit for 2009 compared to $2.38 per basic unit for 2008.

During 2009, the Gas Segment performed well due to a reduction of liabilities related to natural gas transactions, higher extraction volumes, the addition of NGD assets in fourth quarter 2009, no major extraction turnarounds and a one-time adjustment to transmission revenues previously deferred. These increases were partially offset by lower processing volumes at FG&P facilities as producers reduced drilling activities and shut-in production in response to weak gas prices and lower realized frac spreads in the extraction business. The Power Segment reported lower results primarily due to declines in realized power prices but benefited from lower transmission and environmental costs as well as contributions from Bear Mountain Wind Park which commenced commercial operations in fourth quarter 2009. The Corporate Segment benefited from higher investment income offset by lower unrealized gains on risk management contracts compared to 2008. The Trust reported higher interest expense in 2009 compared to 2008 due to higher average debt balances and a higher average borrowing rate. Income tax expense was higher in 2009 due to a one-time tax recovery of $13.8 million in 2008, partially offset by the tax impact for financial instruments and lower income subject to tax.

On a consolidated basis, net revenue for 2009 was $456.6 million compared to $476.5 million in 2008. In the Gas Segment, net revenue increased due to the addition of NGD assets in fourth quarter 2009, higher extraction volumes, adjustments to liabilities, previously deferred transmission revenues, contribution from Sarnia Storage and expanded transmission business. These increases were partially offset by lower throughput in most FG&P areas, lower frac spreads and lower operating cost recoveries. In the Power Segment, net revenue decreased due to lower spot power prices in Alberta, the gain on assets sold in 2008 and lower contribution from gas-fired peaking plants, partially offset by strong hedge prices and lower PPA and transmission costs. The Corporate Segment reported higher net revenue due to investment income, partially offset by lower unrealized gains on risk management contracts.

Operating and administrative expense for 2009 was $208.2 million, down from $221.5 million in 2008. The decrease was largely due to fewer turnarounds compared to the prior year, when approximately $7.4 million of turnaround costs were recorded. The decrease is further explained by a $2.6 million charge for project development costs in 2008. Cost control measures have also resulted in a decline in administrative costs. These decreases were partially offset by incremental costs associated with the growth of the Trust including the addition of NGD assets.

Amortization expense for 2009 was $74.1 million compared to $67.0 million last year. The increase was due to the growth in AltaGas' asset base from acquisitions and construction activities.

Interest expense in 2009 was $31.8 million compared to $27.4 million last year. The increase was due to higher average debt balances of $691.5 million compared to $581.0 million in 2008. The average borrowing rate was 5.6 percent in 2009 compared to 5.3 percent in 2008.

Income tax expense in 2009 was $1.2 million compared to a recovery of $1.6 million in 2008. The increase was largely due to a one-time $13.8 million recovery of future income taxes in third quarter 2008 as a result of legal entity ownership changes within the trust structure, partially offset by the tax impact for financial instruments and lower income subject to tax.

Assuming a unit was held throughout 2009, for income tax purposes the Trust expects 78.8 percent of the total distributions declared in 2009 to be taxed as income, 4.0 percent as capital gains, 0.2 percent as dividend income and 17.0 percent as return of capital. For most unitholders, the return of capital amount will reduce the cost base of their Trust units for purposes of calculating the capital gains amount upon disposition of their units. Unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

GLOBAL CAPITAL MARKET CONDITIONS

Although uncertainty in global financial markets persisted in 2009, AltaGas' financial position and ability to generate cash from its operations in the short and long terms have remained strong.

Throughout 2009, the Trust demonstrated its ability to access capital markets. In February AltaGas completed an equity offering which generated gross proceeds of approximately $100 million and in March the Trust secured a new $250 million credit facility with a syndicate of eight banks. AltaGas also completed two issuances of medium-term notes (MTN) in second quarter 2009 for total proceeds of $300 million.

The Trust's liquidity position remains sound, underpinned by highly predictable cash flow from operations, as well as revolving bank lines of $816.0 million, of which $262.2 million was available as at December 31, 2009 and strong participation in the distribution reinvestment program (DRIP).

GROWTH CAPITAL

Based on projects currently under review, development or construction, AltaGas expects capital expenditures for 2010 to be approximately $225 million, 70 percent for gas and 30 percent for power. To date, approximately $80 million of capital has been committed for 2010. Growth capital is funded through AltaGas' cash from operations, DRIP proceeds and credit facilities. The following projects have an expected in-service date post 2010.

Alton Gas Storage Project

AltaGas has made an offer to acquire Landis Energy Corporation (Landis) which is a developer of underground natural gas storage facilities. The most advanced project developed by Landis is the Alton natural gas storage project, located near Truro, Nova Scotia which is expected to serve customers seeking to manage natural gas supply requirements in eastern Canada and the northeast United States.

Walker Ridge Project

AltaGas is developing the 70-MW Walker Ridge wind project in northern California. AltaGas has selected the turbines and a preliminary layout and has completed the preliminary engineering studies. The project is located near existing transmission lines and requires limited system upgrades to interconnect. It is located in Lake Colussa County and is close to the San Francisco load. This project is proceeding with the environment and land permitting process and AltaGas is actively seeking bilateral agreements for sale of the power output.

Glen Ridge Project

AltaGas is developing the 100-MW Glen Ridge wind project located in southeast Alberta. AltaGas has secured a 17,000 acre land package and has made application to Natural Resources Canada for the ecoENERGY renewable initiative (eRPI) funding. AltaGas expects to submit its Alberta Utilities Commission application in early 2010 and has completed its Alberta Electric System Operator transmission system impact study and expects to start the facilities study in Q1 2010. AltaGas is actively seeking a market for its prospective green credits. Once in-service, the project will use these green credits to offset compliance costs associated with the Trust's Sundance B PPA.

Roughrider Project

AltaGas is developing the 90-MW Roughrider wind project in North Dakota. The project holds easements of approximately 27,000 acres on private land. AltaGas is currently in the Western Area Power Administration (WAPA) and Midwest ISO transmission queues and has determined there are limited transmission upgrades required to interconnect to the WAPA transmission system. AltaGas is seeking green credit and energy markets with local and out of state utilities.

AltaGas continues to advance its early stage wind development projects by setting up meteorological towers to collect wind data and initiating permit applications and transmission studies.

Hydroelectric

AltaGas is developing a portfolio of run-of-river hydroelectric projects in the Province of British Columbia (B.C.), including three projects in Northwest B.C.; Forrest Kerr, McLymont Creek and Volcano Creek (NW Projects). These NW Projects have a combined generating capacity of approximately 277 MW and are currently the subject of discussions with the Government of B.C. These discussions include considerations relating to the announcement by the Government of B.C. to upgrade and extend the electricity transmission capabilities in B.C.'s Northwest, specifically the Northwest Transmission Line (NTL). The NTL upgrade would extend the British Columbia Transmission Corporation's (BCTC) transmission grid to within 44 km of the NW Projects.

Log and Kookipi Creek Run-of-River Projects

AltaGas is advancing engineering studies, preparing comprehensive environmental submissions, and engaging with First Nations to support the development of the Log and Kookipi Creek projects. Located in southern British Columbia these two 10 MW capacity run-of-river projects have 40-year electricity sales agreements with BC Hydro. Subject to successful conclusion of permitting and other activities, construction of these two projects is expected to begin in 2011 with an in-service in 2013.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three Months Ended December 31		Year Ended December 31	
($ millions)	**2009**	2008	**2009**	2008
Gas				
Extraction and Transmission	**21.6**	22.2	**88.6**	83.8
Field Gathering and Processing	**1.6**	3.1	**6.3**	20.4
Natural Gas Distribution	**7.4**	-	**7.4**	-
Energy Services	**1.4**	(0.3)	**8.0**	(0.6)
Total Gas	**32.0**	25.0	**110.3**	103.6
Power	**22.9**	32.5	**88.0**	117.9
Corporate	**(16.1)**	(4.5)	**(24.1)**	(33.5)
	38.8	53.0	**174.2**	188.0

GAS

Fourth Quarter

Operating income from the Gas Segment was $32.0 million in fourth quarter 2009 compared to $25.0 million for the same period in 2008. The Trust's Gas Segment focused on the integration of the NGD assets which were acquired in the quarter. Operating income generated from both the newly acquired NGD assets and Sarnia Storage contributed to the increase in operating income. The Trust also focused on existing business units to improve operating income; including increased fee-for-service revenues, higher contracted volumes in the transmission business and higher extraction volumes processed in part due to no major turnarounds in 2009. These increases to operating income were partially offset by lower throughput in most FG&P areas due to lower producer activity and gas well shut-ins in the quarter, lower fixed-price natural gas transportation sales and higher amortization costs related to the growth of the Gas Segment.

Net revenue in the Gas Segment for fourth quarter 2009 was $93.6 million compared to $79.6 million for the same period in 2008. Net revenue increased $13.0 million due to the acquisition of NGD assets in the quarter, $1.8 million in increased fee-for-service revenues in the extraction business, $1.4 million contributed by Sarnia Storage, $1.0 million increased rates in the FG&P business and increases due to higher NGL volumes and higher transmission fees. These increases were partially offset by $4.1 million due to lower throughput in most FG&P areas and $0.8 million in lower fixed-price natural gas transportation sales.

Operating and administrative expense for fourth quarter 2009 was $43.9 million, compared to $40.2 million for the same period in 2008. The increase is largely due to the acquisition of NGD assets.

Amortization expense for fourth quarter 2009 was $17.7 million, compared to $14.3 million for the same period in 2008. The increase was due to the growth in AltaGas' asset base from acquisition and construction activities.

Full Year 2009

Operating income from the Gas Segment was $110.3 million in 2009 compared to $103.6 million in 2008. In 2009, the Gas Segment focused on integrating both acquired and constructed assets. Operating income generated from both the new NGD assets and Sarnia Storage contributed to the increase in operating income. The Trust also focused on optimizing its existing business units to improve operating income; including a positive adjustment to transmission revenues that were previously deferred and liabilities related to natural gas transactions, higher NGL volumes, higher contracted volumes in the transmission business and higher extraction volumes processed in part due to no major turnarounds in 2009. These increases to operating income were partially offset by lower throughput in most FG&P areas due to lower producer activity and gas well shut-ins during 2009. Lower realized frac spreads received, lower fixed-price natural gas transportation sales and one turnaround in the FG&P business also contributed to lowering operating income.

Net revenue in the Gas Segment for 2009 was $340.1 million compared to $334.2 million in 2008. Net revenue increased $9.4 million from a reduction of liabilities related to natural gas transactions, $6.0 million due to higher NGL volumes, $4.5 million due to increased transmission revenues, which included a one-time adjustment of $3.3 million for revenues that were previously deferred and increased contracted volumes, $3.9 million as a result of the 2008 capital program at the Harmattan Complex and $3.8 million due to the addition of Sarnia Storage. Net revenue also increased $7.4 million due to the acquisition of NGD assets in fourth quarter 2009. These increases were partially offset by $12.7 million in lower realized frac spreads, $12.4 million in lower volumes processed at FG&P facilities, $4.3 million due to lower fixed-price natural gas transportation sales, $3.2 million from lower facility service revenues and $1.0 million due to a gas marketing contract which expired in fourth quarter 2009.

Operating and administrative expense for 2009 was $166.4 million, down from $173.2 million in 2008. The decrease was largely due to fewer turnarounds than 2008, when approximately $7.4 million of turnaround costs were recorded. The decrease is further explained by a $2.6 million charge for project development costs in 2008. Cost control measures have also resulted in a decline in administrative costs. These decreases were partially offset by incremental costs associated with the addition of new assets and businesses acquired by the Trust during the second half of 2008 and fourth quarter 2009.

Amortization expense for 2009 was $63.4 million compared to $57.3 million in 2008. The increase was due to the growth in AltaGas' asset base from acquisition and construction activities.

Description of Extraction and Transmission (E&T) Assets

The E&T segment consists of two wholly-owned and four partially-owned interests in ethane and NGL extraction plants, five natural gas and three NGL transmission systems.

E&T Variance Analysis

Fourth Quarter

Operating income in fourth quarter 2009 was $21.6 million compared to $22.2 million reported for the same period in 2008. The decrease was due to $0.7 million in lower realized frac spreads and higher amortization due to capital growth. These decreases were partially offset by $1.8 million in higher fee-for-service revenues, $0.8 million higher NGL volumes and $0.6 million due to the EDS upgrade and higher transmission fees.

Full Year 2009

Operating income in the E&T business for 2009 was $88.6 million compared to $83.8 million in 2008. Operating income increased $6.0 million due to higher NGL volumes, $4.5 million from increased transmission revenues of which $3.3 million was a one-time adjustment for revenues previously deferred and increased contracted transmission volumes, $3.9 million as a result of the 2008 Harmattan Complex capital program, lower operating costs of $2.9 million and $1.3 million due to the EDS upgrade and increased transmission cost-of-service fees. These increases were partially offset by $12.7 million in lower realized frac spreads, $2.7 million of higher amortization related to 2008 capital programs and $0.6 million due to lower fees-for-service revenues in the extraction business.

Description of FG&P Assets

The FG&P segment gathers and processes natural gas from producer-owned wells throughout Western Canada and delivers sales quality gas into downstream pipeline systems that supply North American natural gas markets. AltaGas operates plants in Alberta, Saskatchewan and British Columbia with a combined processing capacity of approximately 1.2 Bcf/d.

FG&P Variance Analysis

Fourth Quarter

Operating income in fourth quarter 2009 was $1.6 million compared to $3.1 million for the same quarter in 2008. Operating income decreased $4.1 million primarily as a result of lower volumes processed due to reduced producer activity and customers shutting-in gas production in response to low natural gas prices. This decrease was partially offset by $1.0 million in higher processing fees and $1.7 million in lower operating and administrative expenses.

Full Year 2009

Operating income from the FG&P business was $6.3 million in 2009 compared to $20.4 million in 2008. Operating income decreased by $12.4 million due to lower throughput, $3.2 million due to lower facility service revenues and $1.0 million due to higher amortization. These decreases were partially offset by $2.5 million from lower operating costs and $1.0 million due to lower turnaround costs in 2009 compared to 2008.

Description of NGD

The NGD business consist of ownership in three natural gas distribution businesses, including 100 percent of both AltaGas Utilities Inc. (AUI) and Heritage Gas Limited (Heritage Gas) and one-third ownership of both Inuvik Gas and the Ikhil Joint Venture. The businesses were acquired in fourth quarter 2009 through the purchase of 80.2 percent of Utility Group not already owned by AltaGas and the subsequent purchase of 75.1 percent of Heritage Gas not already owned by AltaGas.

NGD Variance Analysis

Operating income for the NGD business has been included in 2009 with the acquisition of Utility Group effective October 8, 2009 and the remaining 75.1 percent of Heritage Gas effective November 18, 2009. The results of NGD assets are highly seasonal, with the majority of natural gas deliveries occurring during the winter heating season. For 2009, the NGD business contributed $7.4 million to operating income.

Description of Energy Services

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The Energy Services segment also includes AltaGas' 50 percent share of Sarnia Airport Storage Pool Limited Partnership (Sarnia Storage) which owns 5.3 Bcf of gas storage capacity. This storage facility was constructed in 2009 and started receiving natural gas injections on June 25, 2009. The project was delivered on schedule and under budget.

Energy Services Variance Analysis

Fourth Quarter

Operating income in fourth quarter 2009 was $1.4 million compared to an operating loss of $0.3 million for the same quarter in 2008. Operating income increased as a result of $1.4 million from Sarnia Storage and $0.9 million loss in fourth quarter 2008 as a result of a gas marketing contract which expired in early fourth quarter 2009. These increases were partially offset by $0.8 million in lower fixed-price natural gas and transportation sales.

Full Year 2009

Operating income in the Energy Services segment was $8.0 million for 2009 compared to an operating loss of $0.6 million for 2008. Operating income increased approximately $9.4 million as a result of the reduction of liabilities related to natural gas transactions, $3.2 million from Sarnia Storage and $1.0 million loss in 2008 as a result of a gas marketing contract which expired in early fourth quarter 2009. These increases were partially offset by $4.3 million in lower fixed-price natural gas and transportation sales and a one-time loss of $0.8 million for risk management contracts.

GAS OPERATING STATISTICS	Three Months Ended December 31		Year Ended December 31	
	2009	2008	**2009**	2008
E&T				
Extraction inlet gas processed (Mmcf/d)[1]	**844**	790	**841**	801
Extraction ethane volumes (Bbls/d)[1]	**26,922**	23,892	**26,817**	24,795
Extraction NGL volumes (Bbls/d)[1]	**12,890**	11,534	**13,236**	12,242
Total Extraction volumes (Bbls/d)[1]	**27,766**	24,682	**40,053**	37,037
Frac spread - realized ($/Bbl)[1] [2]	**25.96**	28.41	**23.46**	26.97
Frac spread - average spot price ($/Bbl)[1]	**26.87**	18.58	**19.51**	28.79
Transmission volumes (Mmcf/d)[1] [3]	**320**	367	**324**	379
FG&P				
Processing capacity (Mmcf/d)[4]	**1,172**	1,172	**1,172**	1,172
Processing throughput (gross Mmcf/d)[1]	**423**	521	**453**	541
Capacity utilization (%)[4]	**39**	44	**39**	46
Average working interest (%)[4]	**93**	92	**93**	92
NGD				
Natural gas deliveries - end-use (PJ)[5][6]	**6.62**	-	**6.62**	-
Natural gas deliveries - transportation (PJ)[5][6]	**0.55**	-	**0.55**	-
Service sites at year-end [7]	**72,717**	-	**72,717**	-
Degree day variance (%) [8]	**9.9**	-	**9.9**	-
Energy Services				
Energy management service contracts[9]	**1,748**	1,711	**1,748**	1,711
Average volumes transacted (GJ/d)[10]	**377,580**	291,353	**354,513**	302,392

(1) *Average for the period.*

(2) *Indicative frac spread or NGL margin, expressed in dollars per barrel of NGL and which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

(3) *Excludes NGL pipeline volumes.*

(4) *As at the end of the reporting period.*

(5) *Petajoule (PJ) is one million gigajoules (GJ).*

(6) *Deliveries reflect Utility Group as of October 8, 2009 when the Trust obtained control and 100 percent of the deliveries of Heritage Gas as of November 18, 2009.*

(7) *Service sites reflect all of the service sites of AUI, Heritage Gas and Inuvik Gas.*

(8) *Degree days relate to AUI's service area. A degree day is the cumulative extent to which the daily mean temperature falls below 15 degrees Celsius. Normal degree days are based on a 20-year rolling average. Positive variances from normal lead to increased delivery volumes from normal expectations.*

(9) *Active energy management service contracts at the end of the reporting period.*

(10) *Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.*

Fourth Quarter Gas Operating Statistics
Average ethane and NGL volumes in the extraction business increased by 3,030 Bbls/d and 1,356 Bbls/d respectively in fourth quarter 2009 compared to same quarter 2008, due to increased throughput volumes at the Younger and Joffre Ethane Extraction Plants in part as a result of no turnaround at Joffre Ethane Extraction Plant in 2009. Natural gas volumes transported in the transmission business during the fourth quarter 2009 decreased from the same quarter in 2008 due to lower volumes moved on the Suffield system. However, in the transmission business, pipeline throughput has minimal impact on the financial results due to cost-of-service and take-or-pay contractual arrangements in place.

In FG&P, throughput in the quarter averaged 423 Mmcf/d compared to 521 Mmcf/d in fourth quarter 2008. Of the 19 percent or 98 Mmcf/d decline, approximately 75 percent was due to lower producer activity which resulted in a higher impact from natural declines, approximately 20 percent was due to producers shutting-in natural gas production due to low commodity prices and the remainder was due to planned and unplanned downtime. In the quarter, utilization reported in fourth quarter 2009 was 39 percent compared to 44 percent reported in fourth quarter 2008 primarily due to lower throughput at most facilities.

Full Year 2009 Gas Operating Statistics
Average ethane and NGL volumes in the extraction business increased by 2,022 Bbls/d and 994 Bbls/d respectively in 2009 compared to 2008, due to the completion of projects that attracted approximately 25 Mmcf/d of incremental natural gas at the Harmattan Complex for the full year compared to two months in 2008 and higher throughput at Younger, Harmattan and Joffre due to no turnarounds in 2009. The increases were partially offset by intermittent curtailment of inlet gas at other extraction plants in response to lower frac spreads in early 2009. Natural gas volumes transported in the transmission business in 2009 decreased from 2008 due to lower volumes moved on the Suffield system. However, in the transmission business, pipeline throughput has minimal impact on the financial results due to cost-of-service and take-or-pay contractual arrangements in place.

In FG&P, throughput in 2009 averaged 453 Mmcf/d compared to 541 Mmcf/d in 2008. Approximately 65 percent (57 Mmcf/d) of the decline was due to lower producer activity not offsetting natural declines, approximately 20 percent was due to producers shutting-in natural gas production due to low natural gas prices in the latter half of the year and the remainder was due to planned and unplanned downtime. Utilization reported in 2009 was 39 percent compared to 46 percent in 2008, primarily due to lower throughput at most facilities.

GAS OUTLOOK
In 2010 the Gas Segment is expected to deliver stronger results compared to 2009. This increase is largely due to the addition of NGD assets in fourth quarter 2009. The NGD business is expected to invest over $56 million into property plant and equipment to grow its average mid-year rate base by roughly $47 million or over 18 percent in 2010. AltaGas also expects stronger results due to higher producer activity in the FG&P business along with expansions at AltaGas' existing Pouce Coupe, Ante Creek and Acme gas processing plants, a full year of Sarnia Storage and the expiration of a gas marketing contract. These increases will be partially offset by non-recurring items that provided uplift in 2009 such as the reduction of liabilities related to natural gas transactions and the decrease of Suffield revenue deferral.

In 2010, the Trust anticipates investing $5.0 million into its Acme facility to increase processing capacity by 8 Mmcf/d. In addition, the Trust expects to invest approximately $11.0 million to increase capacity by 8 Mmcf/d at the Ante Creek facility. The Pouce Coupe expansion to be completed in 2010 is expected to cost approximately $24.5 million and will increase capacity at the facility by 18 Mmcf/d. All three projects are expected to be completed and contributing to operating income by third quarter 2010.

In 2010, the Trust estimates that 13 percent of extraction volumes will be exposed to frac spread. Approximately 50 percent of the exposure has been hedged at an average price of $21/Bbl.

Based on management's analysis of historical NGL prices along with NGL published commodity prices and the current forward curve for 2010, management expects NGL frac spread prices averaging approximately $22/Bbl.

POWER

Description of Power Assets

The Power Segment comprises 392 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B PPAs and a total natural gas-fired power peaking capacity of 39 MW. The segment also includes a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility in British Columbia, a 102-MW wind park in B.C. that commenced commercial operations on October 24, 2009.

Fourth Quarter

Operating income in the Power Segment in fourth quarter 2009 was $22.9 million compared to $32.5 million for the same period in 2008. In the fourth quarter, the Power Segment was focused on the completion and integration of Bear Mountain Wind Park which reached commercial operation ahead of time and on budget. Operating performance at the wind park during the quarter met management's expectations. Contributions from Bear Mountain and a strong hedging program however were more then offset by lower spot power prices in Alberta.

Net revenue in fourth quarter was $26.5 million compared to $35.9 million for the same period in 2008. Net revenue decreased as a result of lower realized power prices in Alberta which averaged $67.54/MWh compared to the fourth quarter 2008 average of $87.30/MWh. The lower realized power prices resulted in $9.9 million lower revenue. Net revenue was also lower due to higher PPA costs of $1.6 million and lower contribution from gas-fired peaking plants of $1.7 million. These decreases were partially offset by $3.0 million due to the commencement of commercial operations at Bear Mountain.

Operating and administrative expense was $1.6 million in fourth quarter 2009 compared to $1.5 million for the same period in 2008. The increase was due to administrative costs related to the development of renewable energy projects and the commencement of commercial operations at Bear Mountain Wind Park, partially offset by lower costs at peaking plants.

Amortization expense was $2.0 million in fourth quarter 2009 and largely unchanged from $1.9 million for the same period in 2008. The increase was due to the gas-fired peaking plants which went into commercial use in late 2008.

Full Year 2009

Operating income in the Power Segment in 2009 was $88.0 million compared to $117.9 million in 2008. During 2009, the Power Segment was focused on the completion of Bear Mountain Wind Park, which reached commercial operation ahead of schedule and on budget. Contributions from Bear Mountain and a strong hedging program were more than offset by lower spot power prices.

Net revenue for 2009 was $102.2 million compared to $129.0 million for 2008. Net revenue decreased $26.8 million due to lower spot prices in Alberta which averaged $47.84/MWh in 2009 compared to an average of $89.95/MWh in 2008. Net revenue was also lower due to a $1.6 million gain on the sale of a power project under development reported in 2008. The peaking plants reported $2.4 million lower net revenue due primarily to lower power prices in Alberta and $1.2 million higher PPA costs. These decreases were partially offset by lower transmission costs of $7.0 million, $3.0 million due to the commencement of commercial operations at Bear Mountain and $2.3 million of lower environmental costs.

Operating and administrative expense was $6.1 million for 2009 compared to $3.7 million for 2008. The increase was due to costs related to the development of renewable energy projects and increased costs related to the gas-fired peaking plants commissioned in late 2008 and the commencement of commercial operations at Bear Mountain.

Amortization expense was $8.2 million in 2009 compared to $7.4 million in 2008. The increase was due to the gas-fired peaking plants commissioned in late 2008.

POWER OPERATING STATISTICS	Three Months Ended December 31		Year Ended December 31	
	2009	2008	**2009**	2008
Volume of power sold (GWh)[1]	**707**	664	**2,726**	2,623
Average price realized on the sale of power ($/MWh)[1]	**67.54**	87.30	**68.97**	84.51
Alberta Power Pool average spot price ($/MWh)[2]	**46.32**	95.18	**47.84**	89.95

[1] *Average for the period.*

[2] *Includes only Alberta volumes and prices realized on the sale of power.*

POWER OUTLOOK

In 2010 almost two-thirds of the power delivered to the Alberta Power Pool from the Sundance Plant is hedged at a price of $72, slightly lower than the average hedge price in 2009. Current forward prices, as published in daily broker reports, are in the high $40's/MWh for the balance of 2010. This reflects a temporary over-supply situation in the Alberta Power market that management does not believe is sustainable over the long term. According to the Alberta Electric System Operator (AESO), if the demand for power and the rate of growth in Alberta continues as forecast, the addition of up to 3,800 megawatts of new generation may be required by 2016. A large coal unit in Alberta is expected to be retired during 2010 resulting in a reduction of supply that will not be fully replaced in the near term, and improved economic conditions are expected to bring increased power demand to the province. Offsetting weakness in the spot market will be the impact of a full year contribution from the Bear Mountain Wind Park, as well as the anticipated addition of the Harmattan Cogeneration facility, currently expected to be on-line in the fourth quarter of 2010.

AltaGas is constructing a 13-MW gas-fired co-generation facility at its Harmattan Complex which is expected to cost approximately $22 million. The co-generation facility will deliver power to the Alberta electrical grid and use steam to provide process heat to the Harmattan Complex. This is a highly efficient process of generating power and will reduce greenhouse gas emissions. It also adds further diversity to AltaGas' portfolio of generation assets and will provide another source of capacity to backstop the Sundance B PPAs. The facility is expected to be commissioned in fourth quarter 2010.

CORPORATE

Description of Corporate Assets

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity and return on capital without the impact of the volatility in commodity prices, interest rates and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity since risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Corporate Variance Analysis

Fourth Quarter

The operating loss for fourth quarter 2009 was $16.1 million compared to $4.5 million for the same period in 2008. The increased loss was due to unrealized losses on risk management contracts compared to unrealized gains in 2008, partially offset by investment income and decreased administrative expenses due to cost control measures.

Net revenue was negative $3.5 million for the fourth quarter in 2009 compared to $10.1 million in fourth quarter 2008. Net revenue decreased due to unrealized losses on risk management contracts of $7.2 million compared to a gain of $9.6 million for the same period in 2008. This decrease was partially offset by $3.3 million increase in investment income.

Operating and administrative expense for fourth quarter 2009 was $12.0 million compared to $14.1 million for the same period in 2008. The decrease was due to lower computer costs of $2.0 million and reduced other administrative costs due to cost control measures.

Amortization expense was $0.6 million for fourth quarter 2009 similar to $0.5 million for the same period in 2008.

Full Year 2009

The operating loss for 2009 was $24.1 million compared to $33.5 million for 2008. The decreased loss was mainly due to realized and unrealized gains from investments, higher investment income and last year's charge for project development costs. These decreases were partially offset by lower unrealized gains on risk management contracts.

Net revenue was $18.6 million in 2009 compared to $12.9 million in 2008. Net revenue increased $13.4 million due to increased investment income, partially offset by $7.7 million in lower unrealized gains on risk management contracts.

Operating and administrative expense was $40.1 million in 2009 compared to $44.1 million in 2008. Increased expenses were incurred to support regulatory requirements and growth of the Trust but were more then offset as a result of several initiatives to reduce general and administrative expenses. The overall decrease was primarily due to these cost controlling efforts.

Amortization expense was $2.5 million in 2009 compared to $2.2 million in 2008.

CORPORATE OUTLOOK

Excluding the impact of mark-to-market accounting, the operating loss for 2010 is expected to be higher than the loss reported in 2009. Operating and administrative expenses are expected to be higher than 2009 as a result of the growth of the Trust as well as the cost of converting to a corporation and meeting new financial reporting requirements. The Corporate segment is also expected to report lower earnings from equity investments since Utility Group is no longer reported as an equity investment.

The effects of risk management contracts are based on estimates relating to commodity prices, interest rates and foreign exchange rates over time. The actual amounts will vary based on these drivers and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During fourth quarter 2009, AltaGas acquired capital assets, long-term investments and other assets of $310.8 million compared to $45.1 million in same quarter 2008. For the full year, AltaGas acquired capital assets, long-term investments and other assets for $497.5 million compared to $824.8 million in 2008.

Net Invested Capital - Investment Type[1] — Three Months Ended December 31, 2009

($ millions)	Gas	Power	Corporate	Total
Invested capital:				
Capital assets	**285.3**	**37.6**	**0.4**	**323.3**
Long-term investments and other assets	**(12.3)**	**(0.3)**	**1.2**	**(11.4)**
Net invested capital	**273.0**	**37.3**	**1.6**	**311.9**
Disposals:				
Capital assets	**(0.3)**	**(0.7)**	**(0.1)**	**(1.1)**
Net invested capital	**272.7**	**36.6**	**1.5**	**310.8**

[1] *Certain capital expenditures have been reclassed between segments.*

Net Invested Capital - Investment Type

Three Months Ended December 31, 2008

($ millions)	Gas	Power	Corporate	Total
Invested capital:				
Capital assets	30.9	16.2	1.9	49.0
Long-term investments and other assets	-	(4.2)	0.3	(3.9)
	30.9	12.0	2.2	45.1
Disposals:				
Capital assets	(1.5)	-	-	(1.5)
Net invested capital	29.4	12.0	2.2	43.6

Net Invested Capital - Investment Type

Year Ended December 31, 2009

($ millions)	Gas	Power	Corporate	Total
Invested capital:				
Capital assets	**324.0**	**160.3**	**3.2**	**487.5**
Long-term investments and other assets	**(12.3)**	**(0.4)**	**24.4**	**11.7**
	311.7	**159.9**	**27.6**	**499.2**
Disposals:				
Capital assets	**(0.2)**	**(0.7)**	**(0.1)**	**(1.0)**
Net invested capital	**311.5**	**159.2**	**27.5**	**498.2**

Net Invested Capital - Investment Type

Year Ended December 31, 2008

($ millions)	Gas	Power	Corporate	Total
Invested capital:				
Capital assets	675.1	141.7	6.6	823.4
Long-term investments and other assets	-	0.7	0.7	1.4
	675.1	142.4	7.3	824.8
Disposals:				
Capital assets	(10.2)	(5.2)	-	(15.4)
Long-term investments and other assets	-	-	(48.2)	(48.2)
Net invested capital	664.9	137.2	(40.9)	761.2

The Trust categorizes its invested capital into maintenance, growth and administration.

Growth capital of $307.2 million was incurred in fourth quarter 2009 (fourth quarter 2008 - $41.5 million). In the Gas Segment, growth capital spend in fourth quarter consisted of $259.1 million for the acquisition of NGD assets through the acquisition of Utility Group and Heritage Gas, $1.9 million for various E&T projects, $7.3 million for Harmattan fractionation project, $0.9 million for gas storage projects and $2.2 million for FG&P projects. In the Power Segment, growth capital spent included $28.7 million to complete the Bear Mountain Wind Park, $6.4 million for Harmattan Cogeneration project and $2.2 million to advance renewable energy projects. Included in growth capital under the Corporate Segment is a mark-to-market adjustment of $(1.5) million to fair value the Trust's Magma Energy Corp. (Magma) investment. The growth capital has been financed through increased long-term debt and equity. Administrative and maintenance capital expenditures in fourth quarter 2009 were $3.3 million and $1.4 million, respectively (fourth quarter 2008 - $2.4 million and $1.2 million, respectively).

Growth capital of $490.1 million was expended in 2009 (2008 - $813.5 million). In the Gas Segment, growth capital was comprised of $259.1 million for the acquisition of NGD assets, $17.6 million for the Harmattan fractionation project, $14.2 million for the completion of Sarnia Storage, $8.9 million for various E&T projects and $8.4 million for FG&P projects. Within the Power Segment, growth capital projects included $145.6 million for the completion of Bear Mountain Wind Park, $7.9 million for renewable power development projects and $6.4 million related to the Harmattan Cogeneration project. The Corporate Segment growth capital of $22.0 million was related to the acquisition of shares in Magma Energy Corporation. Administrative and maintenance capital expenditures in 2009 were $5.8 million and $3.3 million, respectively (2008 - $7.6 million and $3.7 million, respectively).

Invested Capital - Use [1]

Three Months Ended December 31, 2009

($ millions)	Gas	Power	Corporate	Total
Invested capital:				
Maintenance	**1.4**	**-**	**-**	**1.4**
Growth	**271.4**	**37.3**	**(1.5)**	**307.2**
Administrative	**0.2**	**-**	**3.1**	**3.3**
Invested capital	**273.0**	**37.3**	**1.6**	**311.9**

(1) Certain capital expenditures have been reclassed between segments.

Invested Capital - Use

Three Months Ended December 31, 2008

($ millions)	Gas	Power	Corporate	Total
Invested capital:				
Maintenance	1.2	-	-	1.2
Growth	29.5	12.0	-	41.5
Administrative	0.2	-	2.2	2.4
Invested capital	30.9	12.0	2.2	45.1

Invested Capital - Use

Year Ended December 31, 2009

($ millions)	Gas	Power	Corporate	Total
Invested capital:				
Maintenance	**3.3**	**-**	**-**	**3.3**
Growth	**308.2**	**159.9**	**22.0**	**490.1**
Administrative	**0.3**	**-**	**5.5**	**5.8**
Invested capital	**311.8**	**159.9**	**27.5**	**499.2**

Invested Capital - Use

Year Ended December 31, 2008

($ millions)	Gas	Power	Corporate	Total
Invested capital:				
Maintenance	3.7	-	-	3.7
Growth	669.0	142.4	2.1	813.5
Administrative	2.4	-	5.2	7.6
Invested capital	675.1	142.4	7.3	824.8

SUBSEQUENT EVENTS

Warrants

On January 1, 2010 AltaGas issued 180,433 units on exercise of special warrants that were originally issued in February 2008 on a one-for-one basis at $24.94 per special warrant.

Landis Energy Corporation

On February 2, 2010 AltaGas offered to acquire all the outstanding common shares of Landis Energy Corporation (Landis) in exchange for cash of $0.80 per common share. The acquisition is valued at approximately $22 million and, if successful, will be funded through AltaGas' existing credit facilities. The offer is subject to certain conditions, including its acceptance by the holders of at least two-thirds of the outstanding common shares of Landis and regulatory approval. The offer is currently due to expire on March 10, 2010.

Consolidated Balance Sheets

(unaudited)

($ thousands)	December 31 2009	December 31 2008
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,739	$ 18,304
Short-term investment	19,436	-
Accounts receivable	203,673	220,280
Inventory	1,401	775
Restricted cash holdings from customers	27,228	24,017
Regulatory assets	2,567	-
Risk management	66,271	92,842
Prepaid expenses and other current assets	7,505	7,705
	331,820	363,923
Capital assets	1,857,095	1,436,686
Energy arrangements, contracts and relationships	128,949	138,913
Goodwill	201,728	143,840
Regulatory assets	60,885	-
Risk management	18,132	31,147
Long-term investments and other assets	30,487	17,744
	$ 2,629,096	$ 2,132,253
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 158,319	$ 198,232
Distributions payable to unitholders	15,109	12,943
Short-term debt	14,626	4,493
Current portion of long-term debt	591,944	1,363
Customer deposits	30,678	24,017
Deferred revenue	-	2,777
Regulatory liabilities	1,403	-
Risk management	34,200	57,423
Other current liabilities	14,831	21,927
	861,110	323,175
Long-term debt	408,170	559,412
Asset retirement obligations	41,771	41,708
Future income taxes	228,596	211,256
Regulatory liabilities	16,610	-
Risk management	14,491	16,745
Convertible debentures	-	16,682
Future employee obligations	9,491	5,833
	1,580,239	1,174,811
Unitholders' equity	1,048,857	957,442
	$ 2,629,096	$ 2,132,253

See accompanying note to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts)	Three Months Ended December 31 **2009**	2008	Year Ended December 31 **2009**	2008
REVENUE				
Operating	**$ 339,884**	$ 414,466	**$ 1,249,649**	$ 1,803,928
Unrealized gain on risk management	**(7,206)**	9,600	**3,697**	10,986
Other	**3,756**	491	**14,919**	1,881
	336,434	424,557	**1,268,265**	1,816,795
EXPENSES				
Cost of sales	**220,993**	298,773	**811,688**	1,340,318
Operating and administrative	**56,355**	56,064	**208,219**	221,500
Amortization:				
Capital assets	**17,818**	14,275	**64,157**	57,075
Energy arrangements, contracts and relationships	**2,491**	2,491	**9,964**	9,903
	297,657	371,603	**1,094,028**	1,628,796
Foreign exchange gain (loss)	**(260)**	1,120	**(1)**	1,369
Interest expense				
Short-term debt	**245**	2,321	**1,283**	2,632
Long-term debt	**9,035**	5,735	**30,476**	24,767
Income before income taxes	**29,237**	46,018	**142,477**	161,969
Income tax expense (recovery)				
Current income tax	**814**	(65)	**981**	2,328
Future income tax	**(3,723)**	6,456	**187**	(3,930)
Net income	**32,146**	39,627	**141,309**	163,571
Accumulated earnings, beginning of period	**782,899**	634,356	**673,736**	510,165
Accumulated earnings, end of period	**$ 815,045**	$ 673,983	**$ 815,045**	$ 673,736
Net income per unit				
Basic	**$ 0.40**	$ 0.55	**$ 1.80**	$ 2.38
Diluted	**$ 0.40**	$ 0.55	**$ 1.79**	$ 2.36
Weighted average number of units outstanding (thousands)				
Basic	**80,042**	71,610	**78,540**	68,813
Diluted	**80,536**	72,506	**79,371**	69,704

See accompanying note to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

($ thousands)	Three Months Ended December 31 2009	Three Months Ended December 31 2008	Year Ended December 31 2009	Year Ended December 31 2008
Net income	**$ 32,146**	$ 39,627	**$ 141,309**	$ 163,571
Other comprehensive income (loss), net of tax				
Unrealized net gain on available-for-sale financial assets	**(701)**	-	**3,877**	-
Unrealized net gain on derivatives designated as cash flow hedges	**3,027**	19,736	**15,088**	20,560
Reclassification of available-for-sale financial assets as a result of business acquisition	**-**	-	**-**	(17,873)
Reclassification to net income of net gain (loss) on derivatives designated as cash flow hedges pertaining to prior periods	**(8,622)**	(700)	**(29,309)**	1,686
	(6,296)	19,036	**(10,344)**	4,373
Comprehensive income	**$ 25,850**	$ 58,663	**$ 130,965**	$ 167,944
Accumulated other comprehensive income (loss), beginning of period	**$ 27,521**	$ 12,506	**$ 31,569**	$ 27,169
Other comprehensive income (loss), net of tax	**(6,296)**	19,036	**(10,344)**	4,373
Accumulated other comprehensive income, end of period	**$ 21,225**	$ 31,542	**$ 21,225**	$ 31,542

See accompanying note to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three Months Ended December 31 2009	2008	Year Ended December 31 2009	2008
Cash from operations				
Net income	**$ 32,146**	$ 39,627	**$ 141,309**	$ 163,571
Items not involving cash:				
Amortization	**20,309**	16,766	**74,121**	66,978
Accretion of asset retirement obligations	**807**	509	**3,138**	2,302
Unit-based compensation	**(1,679)**	87	**(195)**	387
Future income tax expense (recovery)	**(3,813)**	6,456	**187**	(3,930)
Gain on sale of assets	**-**	(320)	**(28)**	(2,045)
Equity income	**741**	(972)	**(158)**	(1,388)
Unrealized gain	**9,464**	(9,600)	**(9,468)**	(10,986)
Goodwill impairment	**150**	100	**150**	100
Other	**111**	1,107	**2,788**	1,801
Non-operating investment income	**(7,224)**	-	**(9,585)**	-
Asset retirement obligations settled	**(239)**	(345)	**(384)**	(744)
Net change in non-cash working capital	**(5,341)**	(15,766)	**(17,729)**	(10,891)
	45,432	37,649	**184,146**	205,155
Investing activities				
Increase (decrease) in customer deposits	**1,096**	515	**(3,211)**	352
Decrease in note receivable	**-**	-	**-**	6,500
Capital expenditures	**(84,678)**	(33,053)	**(242,970)**	(143,928)
Disposition of capital assets	**-**	186	**-**	15,618
Investment in regulatory assets	**(6,014)**	-	**(6,014)**	-
Distributions from equity investments	**1,080**	82	**3,236**	291
Disposition (acquisition) of short-term investment	**30,540**	-	**(8,198)**	-
Business acquisition	**(191,277)**	(4,577)	**(191,277)**	(311,493)
Disposition (acquisition) of long-term investments and other assets	**565**	-	**(15,658)**	-
	(248,688)	(36,847)	**(464,092)**	(432,660)
Financing activities				
Repayment of short-term debt	**14,022**	4,348	**10,133**	942
Net issuance (repayment) of revolving long-term debt	**207,523**	21,093	**16,132**	233,985
Issuance of long-term debt	**(66)**	-	**295,080**	-
Repayment of long-term debt	**(365)**	(216)	**(18,017)**	(5,792)
Distributions to unitholders	**(43,173)**	(38,616)	**(168,666)**	(144,348)
Net proceeds from issuance of units	**10,594**	9,556	**130,719**	144,071
Net proceeds from issuance of warrants	**-**	-	**-**	4,500
	188,535	(3,835)	**265,381**	233,358
Change in cash and cash equivalents	**(14,721)**	(3,033)	**(14,565)**	5,853
Cash and cash equivalents, beginning of period	**18,460**	21,337	**18,304**	12,451
Cash and cash equivalents, end of period	**$ 3,739**	$ 18,304	**$ 3,739**	$ 18,304

See accompanying note to the Consolidated Financial Statements.

1. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The majority of the transactions among the reporting segments are recorded at the market price of the commodities and the remainder is at the exchange amount. In accordance with CICA Handbook Section 1700, for the year ended December 31, 2009, AltaGas has changed the composition of its reportable segments as a result of modifications and growth of the enterprise. Comparative periods have been restated based on the current reportable segments. The following describes the Trust's three reporting segments:

Gas	– NGL processing and extraction plants – transmission pipelines to transport natural gas and NGLs – natural gas gathering lines and processing facilities – energy consulting and sale of natural gas and electricity – natural gas storage facilities – regulated natural gas distribution assets
Power	– coal-fired and gas-fired power output under power purchase arrangements and other agreements – gas-fired power plants – wind and run-of-river power plants
Corporate	– the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management contracts.

The following tables show the composition by segment:

Three Months Ended December 31, 2009	Gas	Power	Corporate	Intersegment Elimination	Total
Revenue	$ 332,373	$ 48,330	$ 3,756	$ (40,819)	$ 343,640
Unrealized gain on risk management	-	-	(7,206)	-	(7,206)
Cost of sales	(238,816)	(21,819)	-	39,642	(220,993)
Operating and administrative	(43,925)	(1,647)	(11,960)	1,177	(56,355)
Amortization	(17,721)	(1,952)	(636)	-	(20,309)
Foreign exchange loss	-	-	(260)	-	(260)
Interest expense	-	-	(9,280)	-	(9,280)
Income before income taxes	$ 31,911	$ 22,912	$ (25,586)	-	$ 29,237
Net additions to:					
Capital assets[1]	$ 284,978	$ 36,882	$ 358	-	$ 322,218
Long-term investment and other assets[2]	(12,300)	$ (348)	$ 1,168	-	$ (11,480)
Goodwill	$ 201,728	-	-	-	$ 201,728
Segmented assets	$ 2,053,177	$ 425,899	$ 150,020	-	$ 2,629,096

[1] Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $237,540.

[2] Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $202,192.

Year Ended December 31, 2009	Gas	Power	Corporate	Intersegment Elimination	Total
Revenue	$ 1,142,411	$ 188,508	$ 14,919	$ (81,270)	$ 1,264,568
Unrealized gain on risk management	-	-	3,697	-	3,697
Cost of sales	(802,262)	(86,280)	-	76,854	(811,688)
Operating and administrative	(166,433)	(6,069)	(40,133)	4,416	(208,219)
Amortization	(63,427)	(8,167)	(2,527)	-	(74,121)
Foreign exchange gain	-	-	(1)	-	(1)
Interest expense	-	-	(31,759)	-	(31,759)
Income (loss) before income taxes	$ 110,289	$ 87,992	$ (55,804)	-	$ 142,477
Net additions to:					
Capital assets[1]	$ 323,779	$ 159,544	$ 3,073	-	$ 486,396
Long-term investment and other assets[2]	(12,300)	$ (367)	$ 24,410	-	$ 11,743
Goodwill	$ 201,728	-	-	-	$ 201,728
Segmented assets	$ 2,053,177	$ 425,899	$ 150,020	-	$ 2,629,096

[1] Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $243,426.

[2] Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $195,192.

Three Months Ended December 31, 2008	Gas	Power	Corporate	Intersegment Elimination	Total
Revenue	$ 366,994	$ 58,168	$ 492	$ (10,697)	$ 414,957
Unrealized gains on risk management	-	-	9,600	-	9,600
Cost of sales	(287,418)	(22,297)	-	10,942	(298,773)
Operating and administrative	(40,235)	(1,479)	(14,105)	(245)	(56,064)
Amortization	(14,272)	(1,928)	(566)	-	(16,766)
Foreign exchange gain	-	-	1,120	-	1,120
Interest expense	-	-	(8,056)	-	(8,056)
Income (loss) before income taxes	$ 25,069	$ 32,464	$ (11,515)	-	$ 46,018
Net additions (reductions) to:					
Capital assets[1]	$ 29,441	$ 16,263	$ 1,821	-	$ 47,525
Long-term investment and other assets[2]	-	$ (4,229)	$ 329	-	$ (3,900)
Goodwill	$ 142,840	-	-	-	$ 142,840
Segmented assets	$ 1,708,335	$ 268,474	$ 155,444	-	$ 2,132,253

[1] *Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $14,658.*

[2] *Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $8,477.*

Year Ended December 31, 2008	Gas	Power	Corporate	Intersegment Elimination	Total
Revenue	$ 1,643,187	$ 223,510	$ 1,882	$ (62,770)	$ 1,805,809
Unrealized gain on risk management	-	-	10,986	-	10,986
Cost of sales	(1,308,989)	(94,518)	-	63,189	(1,340,318)
Operating and administrative	(173,230)	(3,715)	(44,136)	(419)	(221,500)
Amortization	(57,306)	(7,436)	(2,236)	-	(66,978)
Foreign exchange gain	-	-	1,369	-	1,369
Interest expense	-	-	(27,399)	-	(27,399)
Income (loss) before income taxes	$ 103,662	$ 117,841	$ (59,534)	-	$ 161,969
Net additions to:					
Capital assets[1]	$ 664,847	$ 136,523	$ 6,592	-	$ 807,962
Energy services arrangements, contracts and relationships	$ 53,000	-	-	-	$ 53,000
Long-term investment and other assets[2]	-	$ 713	$ (47,479)	-	$ (46,766)
Goodwill	$ 143,840	-	-	-	$ 143,840
Segmented assets	$ 1,708,335	$ 268,474	$ 155,444	-	$ 2,132,253

[1] *Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $679,652.*

[2] *Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $358,259.*

Supplementary Quarterly Financial Information

(unaudited)

($ millions unless otherwise indicated)	**2009**	Q4-09	Q3-09	Q2-09	Q1-09
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Gas	**340.1**	93.6	81.4	81.1	84.1
Power	**102.3**	26.5	24.8	23.4	27.5
Corporate	**18.6**	(3.5)	9.5	11.3	1.2
Intersegment Elimination	**(4.4)**	(1.2)	(1.0)	(1.5)	(0.7)
	456.6	115.4	114.7	114.3	112.1
EBITDA[2]					
Gas	**173.7**	49.6	40.8	39.9	43.4
Power	**96.2**	24.9	23.4	21.9	26.0
Corporate	**(21.5)**	(15.7)	(0.6)	1.8	(7.1)
	248.4	58.8	63.6	63.6	62.3
Operating Income (Loss)[2]					
Gas	**110.3**	32.0	25.3	24.6	28.4
Power	**88.0**	22.9	21.4	19.6	24.1
Corporate	**(24.0)**	(16.1)	(1.3)	1.3	(7.8)
	174.3	38.8	45.4	45.5	44.7

(1) *Columns may not add due to rounding.*

(2) *Non-GAAP financial measure.*

Supplementary Quarterly Operating Information

(unaudited)

	2009	Q4-09	Q3-09	Q2-09	Q1-09
OPERATING HIGHLIGHTS					
Gas					
Extraction inlet gas processed (Mmcf/d)(1)	**841**	844	839	798	882
Extraction volumes (Bbls/d)(1)	**40,053**	39,812	38,222	39,334	42,898
Transmission volumes (Mmcf/d)(1)(3)	**324**	320	332	345	348
Frac spread - realized ($/Bbl)(1)(4)	**23.46**	25.96	20.55	22.05	25.29
Frac spread - average spot price ($/Bbl)(1)(4)	**19.51**	26.87	19.74	16.34	15.20
Processing Capacity (gross Mmcf/d)(2)	**1,172**	1,172	1,172	1,172	1,172
Processing Throughput (gross Mmcf/d)(1)	**453**	423	433	475	480
Processing Capacity utilization (%)(1)	**39**	39	37	41	41
Deliveries - end-use (PJ)(5) (6)	**6.62**	6.62	-	-	-
Deliveries - transportation (PJ) (5) (6)	**0.55**	0.55	-	-	-
Service sites at year-end (7)	**72,717**	72,717	-	-	-
Degree day variance (%)(8)	**9.9**	9.9	-	-	-
Energy management service contracts(2)	**1,748**	1,748	1,727	1,727	1,707
Average volumes transacted (GJ/d)(1)	**354,513**	377,580	329,192	287,315	374,113
Power					
Volume of power sold (GWh)(1)	**2,726**	707	683	672	664
Average price realized on sale of power ($/MWh)(1)	**68.97**	67.54	70.22	63.84	74.33
Alberta Power Pool average spot price ($/MWh)(1)	**47.84**	46.32	49.75	32.31	63.01

(1) *Average for the period.*

(2) *As at period end.*

(3) *Excludes natural gas liquids pipeline volumes.*

(4) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

(5) *Petajoule (PJ) is one million gigajoules (GJ)*

(6) *Deliveries reflect AltaGas' 100 percent share in AUGI and Heritage Gas as at October 8 and November 18, 2009 respectively.*

(7) *Service sites reflect all the service sites of AUI, Heritage Gas and Inuvik Gas.*

(8) *Degree days relate to AUI's service area. A degree day is the cumulative extent to which the daily mean temperature falls below 15 degrees Celsius. Normal degree days are based on a 20-year rolling average. Positive variances from normal lead to increased delivery volumes from normal expectations.*

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour
PJ	one million gigajoules (GJ)

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure organizations. The Trust creates value by growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca